555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
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LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Brussels, New York, Chicago, Northern Virginia, Frankfurt, Orange County, Hamburg, Paris, Hong Kong, San Diego, London, San Francisco, Los Angeles, Shanghai, Milan, Silicon Valley, Moscow, Singapore, Munich, Tokyo, New Jersey, Washington, D.C.

March 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed herewith please find:

- Form 88(2)—Return of Allotment of Shares (Ordinary), dated February 20, 2006
- Form 88(2)—Return of Allotment of Shares (A Ordinary and B Ordinary), dated February 20, 2006
- Form 122—Notice of Conversion (Ordinary and Non-Voting Shares), dated February 20, 2006
- Form 122—Notice of Conversion (Convertible, Ordinary and Non-Voting Shares), dated February 20, 2006
- Form 123—Notice of Increase in Nominal Capital, dated February 20, 2006
- Pricing Statement, dated February 10, 2006
- Written Resolutions of QinetiQ Group plc, dated February 9, 2006
- Written Resolutions of the Extraordinary General Meeting of QinetiQ Group plc, dated February 9, 2006

dw 3/28

- Form 353a—Notice of Place for Inspection of a Register, dated February 6, 2006
- Supplementary Prospectus, dated February 6, 2006
- Form 288c—Change of Particulars for G. C. Love, dated February 3, 2006
- Written Resolutions of QinetiQ Group plc in Lieu of a General Meeting, dated January 25, 2006
- Written Resolutions of QinetiQ Holdings Ltd. in Lieu of a General Meeting, dated January 25, 2006
- Prospectus of QinetiQ Group plc, dated January 25, 2006
- Articles of Association of QinetiQ Group plc, dated January 24, 2006
- Written Resolutions of Members of QinetiQ Group plc conferring authority to Directors, dated January 24, 2006
- Written Resolutions of Members of QinetiQ Group plc approving among others a Share Option Scheme and Employee Stock Purchase Plan, dated January 24, 2006
- Form 288b—Terminating Appointment of R. D. Gillingwater, dated January 18, 2006
- Form 288b—Terminating Appointment of T. A. Woolley, dated January 18, 2006

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

LATHAM & WATKINS LLP

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

Company Number: 4586941

THE COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

QINETIQ GROUP PLC

We, the undersigned, being all the members of QinetiQ Group plc (the "**Company**") entitled to attend and vote at general meetings of the Company unanimously hereby pass, pursuant to Regulation 53 of Table A, which forms part of the Company's Articles of Association, the following written resolutions as resolutions of the Company and such resolutions shall be as valid and effectual as if they had been passed as special resolutions at a general meeting of the Company duly convened and held:

RESOLUTIONS

1. **THAT**, conditionally on the admission of the whole of the Company's ordinary share capital to the Official List of the UK Financial Services Authority and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively the listing rules made by the UK Financial Services Authority and the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 ("**Admission**"), and so as to take effect on Admission:

1.1 the QinetiQ Group plc Share Option Scheme in the form set out in Appendix 1 to this resolution and initialled by a Director for identification be approved and that an aggregate of 33,195,045 ordinary shares in the Company (being approximately 5 per cent of the issued ordinary share capital of the Company upon Admission) be available under Part D of the QinetiQ Group plc Share Option Scheme and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Share Option Scheme as required by the Inland Revenue in respect of the part to be approved by the Inland Revenue and/or as the Directors consider necessary or desirable;

1.2 the QinetiQ Group plc Employee Stock Purchase Plan in the form set out in Appendix 2 to this resolution and initialled by a Director for identification be approved and that an aggregate of 66,390,089 ordinary shares in the Company (being approximately 10 per cent of the issued ordinary share capital of the Company upon Admission) be available under the QinetiQ Group plc Employee Stock Purchase Plan and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Employee Stock Purchase Plan as they consider necessary or desirable;

1.3 the QinetiQ Group plc Share Incentive Plan and the Trust Deed of the QinetiQ Group plc Share Incentive Plan in the form set out in Appendix 3 to this resolution and initialled by a Director for identification be approved and

that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Share Incentive Plan and the Trust Deed of the QinetiQ Group plc Share Incentive Plan as required by the Inland Revenue and/or as the Directors consider necessary or desirable; and

1.4 the arrangements for providing free share awards to employees in Belgium in the form set out in Appendix 4 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to such arrangements as they consider necessary or desirable;

1.5 the QinetiQ Group plc Stock Award Plan in the form set out in Appendix 5 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Stock Award Plan as they consider necessary or desirable; and

1.6 the Trust Deed of the QinetiQ Group plc Employee Benefit Trust in the form set out in Appendix 6 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the Trust Deed of the QinetiQ Group plc Employee Benefit Trust as they consider necessary or desirable.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date 24/01/2006

Signed ....
For and on behalf of New Co-Invest Limited Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date ....

Signed ....
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date ....

that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Share Incentive Plan and the Trust Deed of the QinetiQ Group plc Share Incentive Plan as required by the Inland Revenue and/or as the Directors consider necessary or desirable; and

1.4 the arrangements for providing free share awards to employees in Belgium in the form set out in Appendix 4 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to such arrangements as they consider necessary or desirable;

1.5 the QinetiQ Group plc Stock Award Plan in the form set out in Appendix 5 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Stock Award Plan as they consider necessary or desirable; and

1.6 the Trust Deed of the QinetiQ Group plc Employee Benefit Trust in the form set out in Appendix 6 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the Trust Deed of the QinetiQ Group plc Employee Benefit Trust as they consider necessary or desirable.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Limited Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date 24/01/2006

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date ....

Signed ....
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date ....

that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Share Incentive Plan and the Trust Deed of the QinetiQ Group plc Share Incentive Plan as required by the Inland Revenue and/or as the Directors consider necessary or desirable; and

1.4 the arrangements for providing free share awards to employees in Belgium in the form set out in Appendix 4 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to such arrangements as they consider necessary or desirable;

1.5 the QinetiQ Group plc Stock Award Plan in the form set out in Appendix 5 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the QinetiQ Group plc Stock Award Plan as they consider necessary or desirable; and

1.6 the Trust Deed of the QinetiQ Group plc Employee Benefit Trust in the form set out in Appendix 6 to this resolution and initialled by a Director for identification be approved and that the Directors be and are hereby authorised to do all acts and things necessary or expedient to carry the same into effect including (without limitation) the making of any amendments to the Trust Deed of the QinetiQ Group plc Employee Benefit Trust as they consider necessary or desirable.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Limited Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

(acting as his attorney)

Signed Trevor Woolley
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date 24/01/2006

Signed Trevor Woolley
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date 24/01/2006

HS - filed Feb 2006

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

	Day	Month	Year
Date of termination of appointment	18	01	2006

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

RECEIVED 22 2006

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): TREVOR ADRIAN

Surname: WOOLLEY

	Day	Month	Year
†Date of Birth	09	08	1954

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 18/01/2006

(** ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS,
Reference: 7474/30853723

Tel 0207 374 8000

DX number 28 DX exchange

A37 *A721DCCP* 114
COMPANIES HOUSE 28/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

HS Abcl 2006.

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

	Day	Month	Year
Date of termination of appointment	1 8	0 1	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) RICHARD DUNNELL

Surname GILLINGWATER

	Day	Month	Year
†Date of Birth	2 1	0 7	1 9 5 6

RECEIVED MAR 22 2006 SECTION 190 WASH, D.C. PROCESSING

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 18/01/2006

(** ~~XXXX XXXXX~~/secretary/~~XXXXXXXXXXXXXXXXXXXXXXX/XXXXXXXXXX XXXXX~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS,
Reference: 7474/30853723

Tel 0207 374 8000

DX number 28 DX exchange

[redacted]

COMPANIES HOUSE 28/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

7

QINETIQ GROUP PLC (THE "COMPANY")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO REGULATION 53 OF TABLE A AS AMENDED BY ARTICLE 16.1.6 OF THE COMPANY'S ARTICLES OF ASSOCIATION

We, the undersigned, being all the members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT**:-

1. the directors of the Company be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meeting of that section) up to an aggregate nominal amount of £ 563874499 to such persons at such times and on such terms as the directors may think fit, such authority to be in substitution for any and all existing authorities provided that such authority shall expire immediately following admission of the Company's ordinary share capital to the official list of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities ("Admission");

2. the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the general authority described in resolution 1 as if section 89(1) of the act did not apply to the allotment, provided that the power conferred is limited to the allotment for cash of up to 563,874,499 ordinary shares in connection with the offer by the Company of ordinary shares to institutional investors and to certain eligible employees and provided further that such power shall expire upon the expiry of the authority described in resolution 1 above;

3. subject to and conditional upon Admission, the directors of the Company be and are hereby authorised to make a bonus issue of shares, out of share premium account or otherwise, to holders of A ordinary shares of 1p each (**"A Ordinary Shares"**) and B ordinary shares of 1p each (**"B Ordinary Shares"**), of a further 99 A Ordinary Shares for every A Ordinary Share and a further 99 B Ordinary Shares for every B Ordinary Share held by such shareholders provided that every 100 A Ordinary Shares be consolidated into one A ordinary share of £1 and every 100 B Ordinary Shares be consolidated into one B ordinary share of £1 immediately after such bonus issue;

4. conditional upon completion of resolution 3 above, the directors of the Company be and are hereby authorised to subdivide each share in each class of the Company's ordinary share capital into 100 shares of 1 pence each of that class;

5 conditional upon completion of resolution 4, the unissued share capital of the Company be and is hereby cancelled;

6. conditional upon completion of resolution 5 above,

   (a) the directors of the Company be and are hereby authorised to re-classify all classes of ordinary shares in the Company as one class of ordinary shares of 1 penny each; and

(b) the Regulations contained in the printed document attached to this written resolution, initialled by the Chairman for the purpose of identification, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the current Articles of Association of the Company;

7. conditional upon completion of resolution 6, the authorised capital of the Company be increased to £14,000,001 by the creation of 927,008,201 ordinary shares of 1 pence each;

8. the directors of the Company be and are hereby generally and unconditionally authorised with effect from the expiry of the authority specified in resolution 1 above, pursuant to section 80 of the Act, to exercise all of the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £2,243,306 (such amount to be reduced to an amount equal to one-third of the nominal value of the issued ordinary share capital of the Company immediately following Admission) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) 5 years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such authority and the directors of the Company may allot relevant securities in pursuance of such offers or agreements;

9. the directors of the Company be and are hereby generally empowered with effect from the expiry of the authority specified in resolution 2 above pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by resolution 8 above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to such allotment (such power, unless previously revoked, to expire 5 years after the date of the passing of this resolution, save that the Company may make offers or agreements which would or might require equity securities to be allotted after the expiry of such power and the directors of the Company may allot equity securities in pursuance of such offers or agreements as if such power had not expired), such authority being limited to:

(a) the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the company made in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient (1) to deal with equity securities representing fractional entitlements; and (2) to deal with legal or practical problems under the laws of any territory or by virtue of ordinary shares being represented by depositary receipts, the requirements of any recognised regulatory body or any stock exchange, or any other matter whatsoever; and

(b) the allotment of equity securities for cash, otherwise then pursuant to paragraph (a) above, up to an aggregate nominal amount equal to 5 per cent. of the nominal value of the issued ordinary share capital of the Company immediately following Admission; and

10. subject to and conditional upon Admission, the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section

(i) the maximum number of ordinary shares of 1p each hereby authorised to be acquired is an amount equal to 10 per cent of the ordinary share capital of the Company immediately following Admission;

(ii) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary shares being 1p;

(iii) the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next annual general meeting of the Company;

(v) the Company may make a contract to purchase its ordinary shares of 1p each under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

Signed .... For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company	Signed .... For and on behalf of New Co-Invest Limited Partnership as holder of A and B Ordinary Shares of 1p each in the Company
Date 24/01/2006	Date ....
Signed .... Robert Helman as holder of A and B ordinary shares of 1p each in the Company	Signed .... Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company
Date	Date ....

(i) the maximum number of ordinary shares of 1p each hereby authorised to be acquired is an amount equal to 10 per cent of the ordinary share capital of the Company immediately following Admission;

(ii) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary shares being 1p;

(iii) the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next annual general meeting of the Company;

(v) the Company may make a contract to purchase its ordinary shares of 1p each under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Limited Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date 24/01/2006

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date ....

Signed ....
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date ....

163(3) of the Companies Act 1985) of ordinary Shares of 1p each of the Company provided that:-

(i) the maximum number of ordinary shares of 1p each hereby authorised to be acquired is an amount equal to 10 per cent of the ordinary share capital of the Company immediately following Admission;

(ii) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary shares being 1p;

(iii) the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next annual general meeting of the Company;

(v) the Company may make a contract to purchase its ordinary shares of 1p each under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed Trevor Woolley
Robert Helman as ~~holder of A and~~ B ordinary shares of 1p each in the Company

Date 24/01/2006

(T. Woolley acting as his attorney)

Signed Trevor Woolley
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date 24/01/2006

The Price Range is indicative only; it may change during the course of the Global Offer and the Offer Price may be set within, above or below the Price Range. A number of factors will be considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Ordinary Shares during the book building process, prevailing market conditions and the objective of establishing an orderly after-market in the Ordinary Shares. Allocations will be made in accordance with the restrictions imposed by the Articles and the Special Share. These restrictions are described in paragraph 5 of Part XVII: "Additional Information".

If the Price Range does change during the course of the Global Offer, QinetiQ does not envisage making an announcement until determination of the Offer Price, unless required to do so by law. It is expected that the Pricing Statement containing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer will be published on or about 10 February 2006. Further details of how the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer are to be determined are contained in paragraph 1 of Part XI: "Details of the Global Offer".

The new Ordinary Shares to be made available pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after Admission. The new and existing Ordinary Shares will, immediately following Admission, be freely transferable under the Articles, save for certain restrictions imposed on them by virtue of the rights attaching to the Special Share. Further details of these restrictions are set out in paragraph 5 of Part XVII: "Additional Information".

In connection with the Institutional Offer, the Stabilising Manager, may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 20 per cent. (the "Stabilisation Percentage") of the total number of Ordinary Shares comprised in the Global Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Ordinary Shares effected by it during the stabilising period, the Principal Selling Shareholders are expected to enter into the Over-allotment Arrangements pursuant to which the Stabilising Manager may, on behalf of the Joint Bookrunners, purchase or procure purchasers for additional Ordinary Shares up to a maximum of 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer (the "**Over-allotment Shares**") at the Offer Price. It is currently expected that such maximum number of Over-allotment Shares will represent between 10 and 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer. If such maximum number of Over-allotment Shares represents less than 15 per cent., the Stabilisation Percentage will reduce by a corresponding amount. The Over-allotment Arrangements are expected to be exercisable in whole or in part, upon notice by the Stabilising Manager, at any time on or before the thirtieth calendar day after the commencement of conditional trading of the Ordinary Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* in all respects with each other and the existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares, will be purchased on the same terms and conditions as the Ordinary Shares being sold in the Global Offer and will form a single class for all purposes with the other Ordinary Shares.

In connection with the Institutional Offer, the Stabilising Manager, or any of its agents, may (but will be under no obligation), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 10 February 2006 up to and including 11 March 2006. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Institutional Offer.

Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., and Merrill Lynch International, each of which is authorised and regulated in the United Kingdom by the FSA, are acting exclusively for QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. ABN AMRO Rothschild is acting as independent financial adviser to QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Global Offer and will not be responsible to anyone other than QinetiQ and the Principal Selling Shareholders for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Investors should rely solely on the information contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised by QinetiQ, the Directors, the Selling Shareholders or Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Merrill Lynch International or ABN AMRO Rothschild. In particular, the content of the Website does not form part of this document and investors should not rely on it.

Without prejudice to any obligation of QinetiQ to publish a supplementary prospectus pursuant to Section 87G of FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any issue or sale made of

Ordinary Shares pursuant to it shall, under any circumstances, create any implication that there has been no change in the affairs of QinetiQ or the Group since the date of this document or that the information contained herein is correct as of any time subsequent to the date of this document.

In connection with the Global Offer, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International and any of their respective affiliates acting as an investor for its or their own accounts may subscribe for and/or acquire Ordinary Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in the Ordinary Shares, any other securities of QinetiQ or other related investments in connection with the Global Offer or otherwise. Accordingly, references in this document to the Ordinary Shares being offered, subscribed, acquired or otherwise dealt with should be read as including any offer to, or subscription, acquisition or dealing by, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International and any of their respective affiliates acting as an investor for its or their own accounts. Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

The distribution of this document, the Global Offer and the issue and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document may come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by QinetiQ, the Directors, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International that would permit a public offering of Ordinary Shares or the possession or distribution of this document or any other offering or publicity material relating to the Ordinary Shares in any country or jurisdiction where action for that purpose is required, other than in the United Kingdom. This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares offered hereby to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. Further information with regard to restrictions on the offer, subscription and sale of the Ordinary Shares and the distribution of this document is set out in Part XI: "Details of the Global Offer".

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

Under the Global Offer, the new Ordinary Shares and existing Ordinary Shares are being offered and sold (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S, and (b) in the United States to "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The new Ordinary Shares are also being offered and sold as part of the Priority Offer to Eligible Employees: (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S; and (b) in the United States in reliance on Section 4(2) of the Securities Act to Accredited Investors or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of Ordinary Shares and the distribution of this document, see paragraph 11 of Part XI: "Details of the Global Offer".

THE ORDINARY SHARES OFFERED BY THIS DOCUMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON OR ENDORSED THE MERITS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE US SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE US SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither QinetiQ nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the Exchange Act. For so long as any Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, QinetiQ will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) of the Exchange Act, provide, upon written request, to holders of Ordinary Shares, any owner of any beneficial interest in Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

This document is being furnished by QinetiQ in connection with an offering exempt from the registration requirements of the Securities Act solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of the Ordinary Shares described herein. The information contained in this document has been provided by QinetiQ and other sources identified herein. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby, is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

ENFORCEMENT OF JUDGMENTS

QinetiQ is a public company incorporated under the laws of England and Wales. The majority of QinetiQ's assets are located in the United Kingdom. With two exceptions, none of the Directors are citizens or residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon QinetiQ or such persons or to enforce outside the United States judgments obtained against QinetiQ or such persons in the United States, including without limitation judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under US securities laws.

CONTENTS

BP 99

ARTICLES OF ASSOCIATION

of

QINETIQ GROUP PLC (the "**Company**")

(adopted by special resolution passed on 24 January 2006)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings:

"the Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"address" in relation to electronic communications, includes any number or address used for the purposes of such communications;

"articles" means these articles of the Company;

"Business Day" means a day (other than a Saturday, Sunday or public holiday) on which banks are open for the conduct of general banking business in England and Wales;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in The Electronic Communications Act 2000;

"Compliance Committee" means the Compliance Committee maintained under articles 25 to 30 (*Compliance Committee*);

"Compliance Guidelines" means the provisions of these articles and the guidelines, from time to time, which have been adopted by the board of directors and the Compliance Committee, or which are comprised in written guidance on the effective application of the Compliance Principles issued from time to time by the board of directors, the Compliance Committee, the Compliance Implementation Director or the Compliance Audit Director (as each individual is described in articles 25 to 30 (*Compliance Committee*) and which set out, among other things, guidelines establishing the grounds governing and procedure for determining whether an activity of the Company or of a member of the QinetiQ Controlled Group would be prohibited as constituting a conflict of interest;

"Compliance Principles" means the following principles:

(a) QinetiQ should provide, and should be perceived to provide, impartial scientific and technical advice and support to the Ministry of Defence;

(b) QinetiQ's support to the Ministry of Defence should be objective and it should observe the highest standards of integrity, fair dealing and ethical behaviour;

(c) QinetiQ should avoid or manage conflicts of interests in a manner entirely satisfactory to the Ministry of Defence and to ensure the application of the other Compliance Principles;

(d) QinetiQ should maintain the confidentiality of information belonging to the Ministry of Defence or others, in accordance with its legal obligations; and

(e) QinetiQ should comply with the security procedures and security requirements of the UK Government (including, but not limited to, the Ministry of Defence) from time to time,

all in a manner consistent with, and with the overriding objective of protecting, the United Kingdom's defence and security interests from time to time and references to "**QinetiQ**" in this definition mean the Company and each other member of the QinetiQ Controlled Group, provided that in respect of members of the QinetiQ Controlled Group (other than the Company and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to adhere to the Compliance Principles) this shall only require the Company to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles;

"**Compliance System**" means:

(a) the roles and responsibility of the board of directors and of the Compliance Committee relating to the Compliance Principles and their application;

(b) a sound compliance management system of internal controls and processes for ensuring the effective application of the Compliance Principles by the QinetiQ Controlled Group; and

(c) the Compliance Guidelines;

"**Control**" means, in relation to any person (the "**Controlled Person**"), the ability of another person (the "**Controller**") to ensure that the activities and business of the Controlled Person are conducted in accordance with the wishes of the Controller, and a person shall be deemed to have Control of a body corporate or partnership if that person possesses or is entitled to acquire (i) the majority of the issued share capital in that body corporate; and/or (ii) the majority of the voting rights in that body corporate or partnership; and/or (iii) the right to receive the majority of the income of that body corporate or partnership on any distribution by it of all of its income or the majority of its assets on a winding up; and/or (iv) the right to appoint a majority of the directors (or equivalent officers) to the board (or equivalent body) of that body corporate or partnership, and/or (v) the right as a general partner of a limited partnership to conduct ordinary matters connected with the business of that limited partnership, and "**Controlled**" and "**Controlling**" shall be construed accordingly;

"Crown" means one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any other person acting on behalf of the Crown and **"Crown representative"** shall be construed accordingly;

"electronic communication" means the same as in The Electronic Communications Act 2000;

"executed" means any mode of execution;

"Group" means the Company and its subsidiary undertakings from time to time;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"IAS 28" means International Accounting Standard 28 as published by the International Accounting Standards Board at the date of the adoption of these articles;

"IAS 31" means International Accounting Standard 31 as published by the International Accounting Standards Board at the date of the adoption of these articles;

"Ministry of Defence" means the Secretary of State for Defence (acting as the Ministry of Defence) and any Permitted Transferee of the Ministry of Defence;

"Office" means the registered office of the Company;

"Operator" means the same as in the Uncertificated Securities Regulations;

"Ordinary Share" means the ordinary shares of 1 and 1/3 pence each in the Company's share capital;

"Ordinary Shareholder" means any holder of Ordinary Shares from time to time;

"Permitted Transferee" means, unless otherwise agreed in writing between the Company and the Ministry of Defence, any Crown representative;

"QinetiQ Consolidated Group" means:

(a) the Company and any entity which is its subsidiary or holding company, or any entity which is a subsidiary of that holding company; and

(b) an arrangement of an entity within (a) which under IAS 31 would be accounted for as a joint venture, whether or not such arrangement is itself an entity;

"QinetiQ Controlled Group" means those entities and/or arrangements which are:

(a) a member of the QinetiQ Consolidated Group;

(b) an associate under IAS 28 of a member of the QinetiQ Consolidated Group; or

(c) an entity Controlled by another entity or arrangement within (a) or (b) above;

"QinetiQ Holdings Limited" means a company registered in England and Wales as company number 4152556;

"QinetiQ Limited" means a company registered in England and Wales as company number 3796233;

"seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"Special Share" means the special rights redeemable preference share of £1 issued in the Company's share capital;

"Special Shareholder" means any holder of the Special Share from time to time acting in this capacity and not in its capacity as holder of any Ordinary Shares;

"Stock Exchange" means the London Stock Exchange plc;

"Strategic Assets" means any assets which the Special Shareholder has agreed from time to time with the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited in writing as being assets of strategic importance which, in the case of those Strategic Assets comprising land, includes the buildings and other structures thereon and will be deemed to include (if not specified) the benefits as legal rights and legal easements of all rights of way, privileges, easements, quasi-rights and quasi-easements (including, without prejudice to the generality of the foregoing, rights of access and rights for services) (together **"ancillary rights"**) as from time to time reasonably required for the use and enjoyment of the same (but for the purposes of the Options and Pre-Emption Right (each as defined in article 18) including (if not specified as aforesaid) only those ancillary rights reasonably required for such use and enjoyment at the time of exercise of the relevant Option or Pre-Emption Right in relation to those Strategic Assets) or (in either such case) as otherwise may specifically be agreed in writing between the Special Shareholder and the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited in relation to any specific Strategic Asset as being the ancillary rights to be included in that Strategic Asset;

"UK Government" means the Government of the United Kingdom of Great Britain and Northern Ireland; and

"Uncertificated Securities Regulations" means, subject to paragraph (4) of this article, the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles:

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form but shall not for the avoidance of doubt include electronic communications;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £14,000,001 divided into:

(a) 1,400,000,000 Ordinary Shares of 1 pence each; and

(b) 1 Special Share of £1.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share, including a share warrant or any right to a share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share (even when having notice thereof) except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

   If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

REGISTERED OFFICE

11. The Office shall be at such place in England and Wales as the board of directors of the Company shall from time to time decide.

SPECIAL SHARE

12. The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). The directors must register any transfer of the Special Share within 7 days.

13. Amendment of the effect of, or removal of the following provisions of these articles will be deemed to be a variation of the rights attaching to the Special Share and requires the written consent of the Special Shareholder:

(a) in article 1(1) the definitions of "Compliance Committee", "Compliance Guidelines", "Compliance Principles", "Compliance System", "Control", "Crown", "QinetiQ Consolidated Group", "QinetiQ Controlled Group", "Special Share", "Special Shareholder" and "Strategic Assets";

(b) articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*); and

(c) any other reference in these articles to the Ministry of Defence, to the Special Share or to the Special Shareholder.

14. The Special Shareholder has the following rights:

(a) to require the Company to implement and maintain (as from the date of adoption of these articles) the Compliance System, so as to make at all times effective its and each member of the QinetiQ Controlled Group's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

(b) to refer matters to the board of directors or the Compliance Committee for its consideration in relation to the application of the Compliance Principles;

(c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

(i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(ii) would not or does not ensure the effective application of the Compliance Principles to and/or by all members of the QinetiQ Controlled Group or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

(d) to require the board of directors to take any action (including but not limited to amending the Compliance Principles or the Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

(e) to exercise the powers contained in articles 25 to 30 (*Compliance Committee*); and

(f) to demand a poll at any of the Company's meetings (even though it may have no voting rights except those given to it under articles 12 to 24);

provided that in respect of members of the QinetiQ Controlled Group (other than the Company and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to comply with such rights) this shall only require the Company to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights,

influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

15. (1) The Special Shareholder is entitled to remove the chairmanship of the Compliance Committee from the director acting as such by notice in writing if it considers that:

(a) it is necessary to do so to ensure the effective application of the Compliance Principles; or

(b) that the continued tenure of the chairmanship by such individuals is or may be contrary to the defence or security interests of the United Kingdom.

(2) The board of directors must then appoint another person (as a director if not already one) and, with the prior approval of the Special Shareholder, as chairman of the Compliance Committee.

(3) The removal of the chairman of the Compliance Committee as such will take effect on the date the notice is delivered to the Company's registered office or produced at a meeting of the board of directors.

16. (1) The Special Shareholder may, subject to the provisions of the Act, require the Company to redeem the Special Share at par (such sum being payable on redemption) at any time by serving written notice on the Company and delivering the relevant share certificate to the Company.

(2) Save as described in paragraph (1) of this article, the Special Share is not redeemable in any other way.

17. The written consent of the Special Shareholder is also required before the following events can take place:

(a) (subject to article 18) the disposal or destruction of, or voluntary closure of or cessation of any operations conducted by means of, all or any part of, a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group (other than disposal of all or any part of a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group in accordance with article 18(8)); and

(b) the entering into of any agreement by, or the permitting of, any member of the QinetiQ Controlled Group to undertake any of the matters restricted by paragraph (a) of this article.

18. (1) In this article 18:

"Completion" means the date of completion of the sale and purchase of the Selected Strategic Assets pursuant to the exercise of the Options (as described in article 18(2)) or either of them or (as applicable) of the exercise of the Pre-Emption Right (as described in article 18(3));

"Consideration" means the value of the Selected Strategic Assets as determined in accordance with agreements in writing between the Company and the Special Shareholder from time to time;

"**Relevant Date**" means any date that:

(a) the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) goes into liquidation (whether compulsory or voluntary) or the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) has an administrator appointed or a receiver or manager, or administrative receiver is appointed over the whole or any part of the assets or undertaking of the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or a petition is presented or a shareholders' resolution passed for the liquidation or administration of the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or any steps are taken by the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) with a view to proposing or agreeing (under any enactment or otherwise) any kind of composition, scheme, compromise or arrangement involving the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) and its creditors generally (including, for the avoidance of doubt, a proposal for a company voluntary arrangement under the Insolvency Act 1986 or scheme of arrangement under the Companies Act) and in this paragraph (a) references to the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited are in each case to them whether or not having a subsisting interest in the relevant Strategic Asset; or

(b) the Special Shareholder determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over the Company and/or QinetiQ Holdings Limited and/or QinetiQ Limited and/or any other member of the QinetiQ Consolidated Group which has a subsisting interest in a Strategic Asset contrary to the defence or security interests of the United Kingdom; or

(c) the Special Shareholder receives notice pursuant to agreements in writing between the Company and the Special Shareholder from time to time or otherwise determines that a company which was a member of the QinetiQ Controlled Group and which has a subsisting interest in a Strategic Asset has ceased to be a member of the QinetiQ Controlled Group without the prior written consent of the Special Shareholder; and

"**Selected Strategic Assets**" means such of the Strategic Assets as the Special Shareholder has notified the Company, in its written notification to the Company (pursuant to article 18(2) or 18(3), as being those Strategic Assets which the Special Shareholder wishes to acquire pursuant to its exercise of the Options (as

described in article 18(2) or either of them or (as appropriate) the exercise of the Pre-Emption Right (as described in article 18(3)).

(2) Without prejudice to the Special Shareholder's rights under articles 17(a) and 17(b), the Special Shareholder has an option to purchase any Strategic Asset comprising land (including the buildings and other structures situated thereon) and also an option to purchase any Strategic Asset not comprising land (each an "**Option**" and together the "**Options**"). The Options are, subject to the provisions of article 18(14), exercisable by written notice served by the Special Shareholder on the Company at any time within 90 days from a Relevant Date.

(3) Without prejudice to the Special Shareholder's rights under articles 17(a) and 17(b), the Special Shareholder has the right to purchase any Strategic Assets which the Company wants to sell or otherwise dispose of at any time (the "**Pre-Emption Right**").

(4) If and on each occasion that the Company wishes to sell or otherwise dispose of any Strategic Asset, the Company must give the Special Shareholder written notice that it does. The notice must specify the Strategic Assets proposed to be sold or disposed of (together with the prices (if any) which have been offered to the Company for such Strategic Assets) and the nature of the proposed disposal (the "**Proposed Disposal**") and offer to sell the same to the Special Shareholder for the Consideration and with limited title guarantee free of all liens, charges and encumbrances and on the further terms set out in this article 18 (as if the same had been set out in such notice) (an "**Offer Notice**").

(5) The Company may at any time after it has given an Offer Notice but before the Pre-Emption Right has ceased to be exercisable as hereinafter provided give the Special Shareholder a further notice specifying any changes to the Proposed Disposal or to the Disposal Terms (as defined in article 18(6)) as particularised in the Offer Notice or (as the case may be) in the Disposal Terms since giving of the Offer Notice or particulars of the Disposal Terms (a "**Revision Notice**").

(6) Following receipt of an Offer Notice or a Revision Notice, if the Special Shareholder shall by written notice to the Company so require (an "**Information Request**"), the Company shall within 21 days of receipt of an Information Request provide to the Special Shareholder in writing such information and documents with regard to the relevant Proposed Disposal as may be specified in the Information Request ("**Disposal Terms**").

(7) The Pre-Emption Right is exercisable by written notice of acceptance in respect of any of the specified Strategic Assets, served by the Special Shareholder on the Company at any time before the "**Last Exercise Date**", being the latest of:

(a) ninety days after the receipt of the Offer Notice by the Special Shareholder;

(b) (if the Special Shareholder has made an Information Request within thirty days of receipt of the Offer Notice or a Revision Notice by the Special Shareholder) thirty five days after the receipt by the Special Shareholder of the Disposal Terms; and

(c) if a Revision Notice has been given, thirty five days after receipt of the Revision Notice by the Special Shareholder,

and the Company will be bound to sell and the Special Shareholder will be bound to purchase the Selected Strategic Assets on the terms of the Offer Notice as varied or supplemented by any Revision Notice.

(8) If and to the extent that the Pre-Emption Right is not exercised before the Last Exercise Date or if the Special Shareholder shall give the Company written notice that the Special Shareholder does not wish to exercise the Pre-Emption Right on that occasion, the Company will be free to sell or otherwise dispose of the Strategic Assets specified in the Offer Notice (as varied or supplemented by any Revision Notice) by way of the Proposed Disposal and in accordance with the Offer Notice (as varied or supplemented by any Revision Notice) and any Disposal Terms (and not further or otherwise).

(9) If the relevant sale or disposal by the Company is not completed within the period of 180 days commencing on the receipt of the relevant Offer Notice by the Special Shareholder, the provisions of this article 18 will thereafter have effect in relation to the relevant Strategic Assets as if no Offer Notice had been served in respect thereof.

(10) Upon service of a written notice exercising the Options or either of them, the Company will be bound to sell with limited title guarantee free of all liens, charges and encumbrances the Selected Strategic Assets to the Special Shareholder and the Special Shareholder will be bound to purchase the same for the Consideration.

(11) Completion of the sale and purchase of the Selected Strategic Assets will take place at such time and place as the Special Shareholder may specify on (i) the date ninety days following exercise of the Options or either of them or (as applicable) the Pre-Emption Right, or if not a Business Day on the first such day thereafter or at the option of the Special Shareholder or (ii) such earlier date as the Special Shareholder may specify. Upon Completion, the Company must deliver or procure the delivery to the Special Shareholder (or its nominee) of the Selected Strategic Assets in a form and substance satisfactory to the Special Shareholder and otherwise in such manner as the Special Shareholder may direct, and:

(a) if the amount of the Consideration has been determined on or before Completion the Special Shareholder must pay to the Company the Consideration in same day funds to such bank account as the Company may specify; or

(b) if the amount of the Consideration has not been determined on or before Completion, the Company must, in any event, deliver or transfer (as the case may be) the Selected Strategic Assets and the Special Shareholder must, within 20 Business Days after the amount of the Consideration has been determined, pay the Consideration to the Company in accordance with paragraph (a) of this article; or

(c) if the Special Shareholder fails to make due and punctual payment of the Consideration or any amount payable by it in respect of Value Added Tax in accordance with paragraphs (a) or (b) of this article (whichever shall apply) the Special Shareholder shall pay interest thereon (or on the unpaid part) from the date 30 Business Days after the due date for payment until payment at a rate equal to two per cent above the published base rate from

time to time of such London clearing bank as the Special Shareholder may nominate for this purpose, such interest to run from day to day.

(12) The Consideration payable by the Special Shareholder is exclusive of Value Added Tax. Where and to the extent properly chargeable, Value Added Tax will be added to the Consideration and shall be payable by the Special Shareholder. Value Added Tax shall be dealt with in accordance with agreements in writing between the Company and the Special Shareholder.

(13) The Company must, at the request and expense of the Special Shareholder execute such documents and do such acts and things as the Special Shareholder may reasonably request for the purpose of vesting the Selected Strategic Assets in the Special Shareholder (or its nominee) and for giving the Special Shareholder the full benefit of this article 18.

(14) The Option to purchase any Strategic Asset comprising land is exercisable (in accordance with its terms) at any time during such period as is permitted by law for the time being. The Option to purchase any Strategic Asset not comprising land is exercisable (in accordance with its terms) during the period ending on the expiration of twenty-one years from the death of the survivor of the descendants now living of Her Majesty Queen Elizabeth II.

(15) The Company must maintain, repair, rebuild, renew and/or replace (as may from time to time be necessary) any Strategic Assets to the standard from time to time specified by, and to the satisfaction of, the Special Shareholder in accordance with agreements in writing from time to time between the Company and the Special Shareholder.

19. The rights of any third parties who contract with the Company will not be affected by any breach of article 14(a).

20. If an attempt is made to change any of the provisions set out in article 13, to engage in any activity in breach of article 14 or to approve any of the events listed in article 17, on an ordinary resolution the Special Shareholder will have no less than one vote more than the total number of all other votes cast and, on a special resolution, it will have no less than one vote more than 25 per cent. of the total votes cast.

21. (1) In relation to each entity or arrangement which is a member of the QinetiQ Controlled Group at the date of adoption of these articles, the Company will in relation to itself and any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group, will do all that a reasonable person reasonably could do to) exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

(2) The Company will in relation to any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group will do all that a reasonable person reasonably could do to) procure that any entity or arrangement which becomes a member of the QinetiQ

Controlled Group after the date of adoption of these articles is established on terms which give the directors the right to require that the entity or arrangement conducts itself in accordance with articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*) and the Company will in relation to any of its wholly-owned subsidiaries incorporated in the United Kingdom (and, in relation to any other member of the QinetiQ Controlled Group will do all that a reasonable person reasonably could do to) exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

(3) The Company shall not place work with a member of the QinetiQ Consolidated Group over which it does not have Control in order to avoid, or in an effort to avoid, the application of the Compliance Principles to that work.

22. The purpose of this article is to impose restrictions on any person holding a material interest in the Company where such interest would be contrary to the defence or security interests of the United Kingdom or where they have a material conflict of interest by reason of the fact that they are engaged in: (i) any activity likely to result in a breach of the Compliance Principles or (ii) in Defence Manufacturing falling within the Restricted Category.

(1) For the purposes of this article:

"Associate" means, in relation to a Shareholder, all persons over which it is able to exercise Control and other persons over which any such persons are able to exercise Control, any person which is able to exercise Control over it and any other persons which are able to exercise Control over such persons from time to time (and any person which acts as general partner, limited partner, trustee, nominee, manager of, or investment management adviser to, any of the foregoing);

"Commercial Quantities" means a sufficient amount of arms, munitions, War Materials or Essential Components thereof which would permit or sustain a commercially viable manufacture, assembly or production taking into account the available market for the relevant product;

"Defence Manufacturing" means the manufacture, assembly or production of arms, munitions, War Materials or essential components thereof and, for the purposes of this definition, **"War Materials"** include, but are not limited to, C31, detection, counter measures, electronic warfare and attack, defence intelligence equipment, transport aircraft and troop carriers;

"Essential Component" means a component which:

(a) is required for the achievement, by the item of which it forms part, of its intended military purpose; and/or

(b) for which there is no substitute component which is readily available on reasonable terms in the market;

and the categories of Defence Manufacturing to which each of (a) and (b) apply shall be determined in accordance with arrangements agreed in writing by the Company and the Special Shareholder from time to time;

"**Interest**" means, in relation to Shares, any interest which would be taken into account in determining for the purposes of Part VI of the Act (as in force at the date of adoption of these articles) whether a person has a notifiable interest in a Share and "**interested**" shall be construed accordingly;

"**Relevant Person**" means any person (whether or not identified) who has, or who appears to the Special Shareholder to have, at any time (whether alone or together with any other person or persons with whom they are, or with whom they appear to the Special Shareholder to be, "acting in concert" within the meaning of the Takeover Code) an interest in:

(a) 3 per cent. or more of the Relevant Share Capital and whose interest would, in the opinion of the Special Shareholder, be contrary to the defence or security interests of the United Kingdom; or

(b) 10 per cent. or more of the Relevant Share Capital and whose interest would, in the opinion of the Special Shareholder, give rise to a material conflict of interest by reason of the fact that they or any of their Associates are engaged (whether directly or indirectly) in:

  (i) any activity which is, in the opinion of the Special Shareholder, likely to result in a breach of any of the Compliance Principles; or

  (ii) any Defence Manufacturing activity falling within the Restricted Category,

or who is deemed for the purposes of this article to be a Relevant Person and, for the purposes of this article, where the Special Shareholder decides that it has made reasonable enquiries of such person(s) and that it is unable to determine:

(a) whether or not a particular person has an interest in any particular Shares comprised in the Relevant Share Capital; or

(b) who is interested in any particular Shares so comprised,

the Shares concerned shall be deemed to be Relevant Shares and all persons interested in them to be Relevant Persons;

"**Relevant Share Capital**" means the relevant share capital (as defined in section 198(2) of the Act (as in force at the date of adoption of these articles)) of the Company;

"**Relevant Shares**" means all Shares comprised in the Relevant Share Capital in which a Relevant Person has, or which the Special Shareholder decides that they appear to have, an interest or which are deemed for the purposes of this article to be Relevant Shares;

"**Relevant System**" means a relevant system as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755);

"**Required Disposal**" means, in relation to any Relevant Shares, a disposal or disposals of such number of Relevant Shares or interests therein as will cause the Relevant Person:

(a) in the case of a Relevant Person within limb (a) of the definition thereof, to cease to hold any Shares or any interest therein; and

(b) in the case of a Relevant Person within limb (b) of the definition thereof, to cease to be a Relevant Person;

"**Restricted Category**" means Defence Manufacturing which is conducted for UK Supply Chain Customers but not directly for the UK Government and where the Relevant Person is manufacturing, assembling or producing Commercial Quantities of the arms, munitions or War Materials in question, or any Essential Component thereof;

"**Shares**" means any shares in the capital of the Company;

"**Takeover Code**" means the City Code on Takeovers and Mergers (as amended, modified or re-enacted from time to time); and

"**UK Supply Chain Customers**" means any customer of the Relevant Person which is seeking to manufacture, assemble or produce arms, munitions or War Materials, or any Essential Components thereof (which are manufactured, assembled or produced by the Relevant Person) for any actual or reasonably foreseeable purposes of the UK Government or the UK armed forces.

(2) The Special Shareholder may by notice in writing to the directors require the Company to issue a notice in writing requiring any holder or other person appearing to the Special Shareholder to be, or to have been, interested in Shares to disclose to the Company in writing as soon as practicable (and, in any event, within 10 Business Days of receipt by such person of such notice) all such information as the Special Shareholder shall require relating to the ownership of or interests in the Shares in question (supported, if the Special Shareholder so requires, by a written declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to these articles and/or section 212 of the Act (as in force at the date of adoption of these articles) and any other information which the Special Shareholder shall deem necessary or desirable in order to determine whether any Shares are Relevant Shares or any person is a Relevant Person.

(3) Whether or not a notice pursuant to article 22(2) has been given, the Special Shareholder may by notice in writing to the directors require the Company to issue a notice in writing requiring any holder or other person appearing to be, or to have been, interested in Shares to show to the satisfaction of the Special Shareholder that the Shares in question are not Relevant Shares and/or that such person is not a Relevant Person. Any person on whom such a notice or any notice issued pursuant to article 22(2) has been served and any other person who is interested in such

Shares may, within 10 Business Days of such notice (or such longer period as the Special Shareholder may consider reasonable), make representations to the Special Shareholder as to why such Shares should not be treated as Relevant Shares and/or why such person is not a Relevant Person. If, after considering any such representations and such other information as seems to it to be relevant, the Special Shareholder believes such Shares to be Relevant Shares or such person to be a Relevant Person, it may determine that such Shares shall be deemed to be Relevant Shares and/or such person to be a Relevant Person and they shall thereupon be treated as such for all purposes of this article.

(4) The Special Shareholder may require the Company to give notice pursuant to article 22(2) or 22(3) at any time and the Special Shareholder may require the Company to give one or more than one such notice to, or in respect of, the same holder or other person in respect of the same Shares.

(5) The directors shall, at the written request of the Special Shareholder, promptly (and, in any event, within two Business Days) undertake any of the actions referred to in article 22(2) and/or 22(3) as the Special Shareholder may from time to time require.

(6) The directors shall promptly (and, in any event, within two Business Days) forward to the Special Shareholder such information as it receives from any holder or other person who provides information pursuant to articles 22(2) to 22(3), in accordance with its rights under these articles or Part VI of the Act (as in force at the date of adoption of these articles), or otherwise.

(7) Each holder shall notify the Company immediately upon becoming aware that any Share or Shares in which he is interested:

(i) are or have become Relevant Shares; or

(ii) have ceased to be Relevant Shares.

(8) Without prejudice to the generality of the foregoing if, to the knowledge of any director, any person becomes interested in more than 3% of the Relevant Share Capital, the directors shall promptly (and, in any event, within two Business Days) inform the Special Shareholder of that fact by notice in writing, and shall provide the Special Shareholder with such information as it may reasonably require (being information in the possession, custody or control of the Company) in order to assess whether the person is a Relevant Person or any Shares are Relevant Shares.

(9) Whether or not a notice pursuant to articles 22(2) or 22(3) has been given, if the Special Shareholder gives notice in writing to the directors that, in its opinion, any person is a Relevant Person or Shares are Relevant Shares, the directors shall promptly (and, in any event, within two Business Days) give notice in writing to all persons specified by the Special Shareholder (being persons who appear to the Special Shareholder to have an interest in the Relevant Shares and, if different, to the holder or holders of those Shares). The notice shall set out the restrictions referred to in article 22(13) below and shall require a Required Disposal to be made within 10 Business Days of receipt of such notice (the "Disposal Period"). The Special Shareholder may direct the directors to extend the period in which any such notice is required to be complied with and may at its discretion, direct the directors

to, withdraw any such notice (whether before or after the expiry of the Disposal Period) if it appears to it that there is no Relevant Person in relation to the Shares concerned. After the giving of such a notice, and save for the purpose of a Required Disposal under this or the following paragraph, no transfer of any of the Relevant Shares may be made or registered until either the notice is withdrawn or a Required Disposal has been made to the satisfaction of the Special Shareholder and registered. Before effecting any such Required Disposal, the holder or holders of the Relevant Shares shall consult with the Company with a view to ensuring that such disposal would not disturb the operation of an orderly market in the Shares, and such holder or holders shall seek to effect any such disposal in a way which does not have such effect.

(10) If a notice given by the directors under article 22(9) above has not been complied with in all respects to the satisfaction of the Special Shareholder and has not been withdrawn, the Special Shareholder may by written notice to the directors require the directors to make a Required Disposal (or procure that a Required Disposal is made) and to give written notice of the disposal to those persons on whom the notice given under article 22(9) above was served. The holder or holders of the Shares duly disposed of and all other persons interested in such Shares shall be deemed irrevocably and unconditionally to have authorised the directors to make such Required Disposal. The manner, timing and terms (including price) of any such Required Disposal shall be such as the directors determine, provided that, in effecting such disposal, the directors shall have proper regard to the need to ensure that such disposal does not disturb the operation of an orderly market in the Shares. If, in relation to any Required Disposal, Relevant Shares are held by more than one holder (treating joint holders of any Relevant Shares as a single holder) the directors shall cause as nearly as practicable the same proportion of each holding (so far as known to it) of the Relevant Shares to be sold.

(11) Any Required Disposal pursuant to Article 22(10) shall be at the best price reasonably obtainable by the directors on the day or days on which the directors determine to make the Required Disposal. The proceeds of any Required Disposal shall be received by the Company or any person nominated by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the directors in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) together with, if appropriate, a new certificate in respect of the balance of the Relevant Shares to which he is entitled, upon surrender for cancellation of any certificate in respect of the transferred Shares. Neither the Special Shareholder nor the directors shall be liable to the holder or holders of the Relevant Shares or any other person interested in such Shares for any alleged deficiency in the amount of the sale proceeds (including, for the avoidance of doubt, any realised loss in the value of the Relevant Shares) or any other matter relating to the Required Disposal.

(12) For the purpose of effecting any Required Disposal, the directors may make such arrangements as they deem appropriate. In particular, and without limitation, they may:

(i) authorise any officer or employee of the Company to execute any necessary transfer or other document on behalf of any holder or holders of the Relevant Shares; and

(ii) in the case of any Share in uncertificated form, make such arrangements as they think fit on behalf of the relevant holder or holders to convert such Share into certificated form or transfer title to the Relevant Share through a Relevant System; and

may enter the name of the transferee in the register in respect of the transferred Shares notwithstanding the absence of any Share certificate and may issue a new certificate to the transferee. An instrument of transfer executed by any officer or employee of the Company so authorised by the directors shall be as effective as if it has been executed by the holder or holders of the transferred Shares and the title of any transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale.

(13) A holder of any Relevant Share to whom a notice has been given under article 22(9) shall not in respect of that Share be entitled, until such time as the notice has been complied with to the satisfaction of the Special Shareholder or withdrawn, to attend or vote at any general meeting of the Company or any meeting of the holders of Relevant Share Capital or of any class thereof, or to exercise any other right conferred by membership of the Company and any dividend payable in respect of such Share shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the holder shall not be entitled to elect to receive shares instead of that dividend.

(14) The directors shall not be obliged to give any notice required under this article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental delay, error in or failure to give any notice to any person to whom notice is required to be given under this article shall not prevent the implementation of, or invalidate, any procedure under this article.

(15) Save as otherwise provided in this paragraph, the provisions of these articles applying to the giving of notice of meetings to holders shall apply to the giving of any notice required by this article. Any notice required by this article to be given to a person who is not a holder, or who is a holder or, in the case of joint holders, who is the person first named in the register, whose registered address is not within the United Kingdom and who has not given to the Company an address within the United Kingdom at which notices may be given to him, shall be deemed validly served if it is sent through the post in a pre-paid envelope addressed to that person at the address (or, if more than one, at one of the addresses), if any, at which any director believes him to be resident or carrying on business or to his last known address as shown on the register. Service shall in such a case be deemed to be effected on the day of posting. Evidence that the envelope was properly addressed, pre-paid and posted shall be conclusive proof that the notice was given.

(16) Any resolution or determination of, or decision or exercise of any discretion or power by, the Special Shareholder, the directors, any director or by the chairman of any meeting under or pursuant to the provisions of this article (including, without

prejudice to the generality of the foregoing, as to the manner, timing and terms of any Required Disposal made under this article) shall be final and conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. Neither the directors nor any other person shall be required to give any reasons for any decision, determination or declaration taken or made in accordance with this article.

(17) This article shall apply notwithstanding any provision in any other of these articles which is inconsistent with or contrary to it.

(18) Nothing in this article shall constitute the holders of Relevant Shares as a separate class.

(19) No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this article shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part.

23. Failure to comply with any of the rights contained in articles 12 to 24 (*Special Share*) will be deemed to be a variation of the Special Shareholder's rights.

24. Only the Special Shareholder has rights under articles 12 to 24 (*Special Share*) and articles 25 to 30 (*Compliance Committee*) and these rights are in addition to any rights contained elsewhere in these articles.

COMPLIANCE COMMITTEE

25. The Compliance Committee will be chaired by a non-executive director nominated by the board of directors and approved by the Special Shareholder. It will include its chairman and at least one other non-executive director nominated by its chairman.

26. The board of directors will nominate a senior executive, to be known as the "**Compliance Implementation Director**", to be responsible for the effective application of the Compliance System within the QinetiQ Controlled Group and another senior executive, to be known as the "**Compliance Audit Director**", to be responsible for auditing the effective application of the Compliance System within the QinetiQ Controlled Group and to report on such audits to the Compliance Committee. The Compliance Committee can ask either or both of these senior executives, or any other personnel of any member of the QinetiQ Controlled Group, to attend any part of a meeting of the Compliance Committee.

27. The Special Shareholder shall be entitled to appoint, by notice in writing to the Company, any one person to act as an observer to the Compliance Committee, and to remove and replace any person appointed by it as such an observer from time to time.

28. The Compliance Committee will meet quarterly during each financial year and additionally as required.

29. The Compliance Committee will report on the effectiveness of the Compliance System in ensuring the application of the Compliance Principles in the Company's annual report and accounts.

30. For the avoidance of doubt, if at any time, a member of the QinetiQ Consolidated Group has established and continues to have an operating compliance committee with the same functions as those proscribed by these articles 25 to 30 that compliance committee shall be deemed to be the Compliance Committee for the purposes of these articles.

VARIATION OF RIGHTS

31. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic communications, of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two or more persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding any shares of the class in question (other than treasury shares) or his proxy.

32. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

33. (1) Subject to paragraph (2) of this article, every holder of shares whose name is entered as a holder of any shares in the register (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to receive within two months after allotment or lodgement of transfer to him of the shares of which he is so registered (or within such other period as the terms of issue shall provide) or, if earlier, within such period as is required by the rules of the London Stock Exchange from time to time, one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for

shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

34. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

35. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

36. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may make such arrangements as they think fit on behalf of the relevant holder or holders to convert such share into certificated form or transfer title to the relevant share through a relevant system. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

37. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share immediately before such sale.

CALLS ON SHARES AND FORFEITURE

38. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom

a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

39. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

40. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

41. If a call or an instalment of a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

42. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

43. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

44. The directors may receive from any member willing to advance such sum, all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

45. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

46. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may make such arrangements as they think fit on behalf of the relevant holder or holders to convert such share into certificated form or transfer title to the relevant share through a relevant system.

47. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

48. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share. The person who becomes registered as the holder of the Share shall be discharged from all calls made before such sale, re-allotment or disposal of the Share.

TRANSFER OF SHARES

49. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

50. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. Such a transfer may not be in favour of more than four transferees.

51. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in such share from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

52. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or within two months after the date on which the Operator instruction was received by the Company (in the case of a transfer of a share in uncertificated form) send to the transferee notice of the refusal.

53. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

54. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

55. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

56. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

57. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

58. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee and the Company shall make no charge for such registration. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

59. Where a person becomes entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law, the rights of the member in relation to that share shall immediately cease. A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. The board of directors may at any time give notice requiring any such person to elect either to be registered himself on the transfer of the share or to have another person so registered and if the notice is not complied with within sixty days, the board of directors may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS

60. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "**default shares**") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(iii) For the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer;

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make

any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) **"interested"** shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an **"excepted transfer"** means, in relation to any shares held by a member:

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

61. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends whether interim or final in respect of the share have become payable and no such dividend has been claimed;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the

application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

62. The Company may by ordinary resolution:

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

63. Subject to compliance with the terms of any resolution referred to in article 62, where any difficulty arises in regard to any consolidation or division, the board of directors may settle such difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

64. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

65. Subject to the provisions of the Act, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

GENERAL MEETINGS

66. All general meetings other than annual general meetings shall be called extraordinary general meetings.

67. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member or director of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

68. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

69. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

70. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

71. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

72. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

73. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

74. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements

(including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as the directors consider appropriate in the circumstances. The directors may in their absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

75. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

76. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

77. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "**Principal Place**"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

78. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place; and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) – (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of article 79 shall apply to that adjournment.

79. Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place; and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that:

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting; or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjourned meeting.

80. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless:

(a) the amendment is only to correct a clear error; or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed; or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

81. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

82. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares); or

(e) by the Special Shareholder.

83. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

84. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

85. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

86. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

88. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

89. Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share (other than the Special Share) of which he is the holder.

90. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

91. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

92. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

93. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

94. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

95. Subject to article 96 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

96. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

97. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

(a) in the case of an appointment of a proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of a proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or

adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director;

and an appointment of a proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

98. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of a proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

99. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and to speak at the meeting (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

100. The directors may at the expense of the Company send or make available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of a proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

101. Where two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

102. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit

to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

103. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than twenty.

104. A director shall not require a share qualification.

105. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine (not exceeding £500,000 per annum in aggregate in respect of all of the non-executive directors, other than the chairman of the directors, or such larger amount as the Company may by ordinary resolution decide). The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all reasonable travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

106. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

107. An alternate director shall (unless he is absent from the United Kingdom and has not given notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

108. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate

director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

109. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

110. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

111. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

112. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group;

and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article -

(a) **"the Group"** means the Company and its subsidiary undertakings (if any); and

(b) **"subsidiary undertaking"** has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms **"borrowing"** and **"borrowed"**:

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph **"minority proportion"** means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken:

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

113. (1) The directors may delegate any of their powers:

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article includes, without limitation, power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

114. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

115. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 120 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment. Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire under the preceding provision of this article shall also retire from office and shall be eligible for reappointment..

116. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

117. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

118. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

120. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

121. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

122. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

123. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing, or by using electronic communications, by all the other directors to resign.

124. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice

convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

125. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

126. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article:

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

127. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to

hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

128. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. A director may waive the requirement that notice be given to him of a board meeting either prospectively or retrospectively.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously;

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

129. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

130. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as

the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

131. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

132. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall be (notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote) as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

133. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

134. (1) Save as otherwise provided by these articles or otherwise agreed by the other directors, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but

without being limited to an employees' share scheme (within the meaning of section 743 of the Act), which does not accord to any director any privilege or advantage not generally accorded to employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

For the purposes of this article 134, a director shall not be treated as being interested in any matter by reason of the interests, direct or indirect, of any shareholder that nominated that director.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under these articles, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

135. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

136. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

137. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the

ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

138. Where a director is nominated by a shareholder, that director may provide information to the shareholder responsible for his appointment on such terms as the Company may agree with the relevant shareholder.

MINUTES

139. The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

140. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

141. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

142. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

143. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. The Special Shareholder shall not be entitled to a dividend in respect of the Special Share.

144. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment,

any preferential dividend is in arrears. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

145. Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

146. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

147. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

148. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

149. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

150. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of Ordinary Shares the right to elect to receive ordinary shares ("New Ordinary Shares"), credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to New Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose **"relevant value"** shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the Stock Exchange as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit;

(d) the directors shall, after determining the basis of allotment, notify the holders of Ordinary Shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the directors may exclude from any offer any holders of Ordinary Shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(f) the dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on Ordinary Shares in respect of which an

election has been duly made ("**the Elected Ordinary Shares**") and instead additional Ordinary Shares shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the Elected Ordinary Shares on that basis;

(g) the directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(h) the additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted;

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

151. (1) The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

152. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

153. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

154. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communications.

155. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where:

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that article 68 shall apply to such notice as it does to any other notice of meeting.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives to the Company an address within the United Kingdom at which notices may be given to him or he gives an address for the purposes of electronic communications.

156. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

157. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

158. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting by post, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 155 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

159. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one national daily newspaper published in the United Kingdom.

160. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 155. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

161. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

162. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other

instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

163. Where a document is required under these articles to be signed by a member or any other person, if the document is in the form of an electronic communication, then in order to be valid the document must either:

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company.

DESTRUCTION OF DOCUMENTS

164. (1) The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which the entry is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise

than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

165. The directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

166. Subject to the provisions of the Act, the Company may, to the maximum extent permitted by law:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company (a "**Claim**"), and pay the reasonable legal and other expenses incurred by the director in defending any Claim (whether in relation to civil or criminal proceedings) on an "as incurred basis"; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, to the extent that such insurance can be obtained at such cost and on such terms as the board considers to be reasonable.

For the purposes of this article, "**associated company**" has the same meaning as in section 309A of the Act.

This document, which comprises a prospectus relating to QinetiQ Group plc ("**QinetiQ**" or the "**Company**") prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 ("**FSMA**"), has been filed with the Financial Services Authority ("**FSA**") and made available to the public in accordance with Rule 3.2 of the Prospectus Rules. This document has been approved as a prospectus by the FSA under Section 87A of FSMA.

Application has been made to the FSA for the whole of the issued and to be issued Ordinary Share capital of QinetiQ to be admitted to the Official List of the FSA (the "**Official List**") and to London Stock Exchange plc (the "**London Stock Exchange**") for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together "**Admission**"). Admission to the Official List, together with admission to the London Stock Exchange's main market for listed securities, constitutes admission to official listing on a regulated market. As of the date of this document, no Ordinary Shares are admitted to trading on a regulated market. Conditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 February 2006. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 15 February 2006. **Any dealings in the Ordinary Shares before the commencement of unconditional dealings will be on a "when issued" basis and of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned. No application has been, or is currently intended to be, made for such Ordinary Shares to be admitted to listing or dealt in on any other stock exchange.**

The directors of QinetiQ, whose names appear on page 22 of this document (the "**Directors**"), and QinetiQ accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and QinetiQ (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

See Part II: "Risk Factors" of this document for certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares.

This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, Canada or Japan. The offer and sale of Ordinary Shares has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, Ordinary Shares may not be offered or sold in Australia, Canada, Japan or the United States or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or the United States. Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International may arrange for the offer and sale of Ordinary Shares in the United States under the Institutional Offer only to persons reasonably believed to be "qualified institutional buyers" ("QIBs") in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares offered and being sold outside the United States are being offered and sold in reliance on Regulation S under the Securities Act.

QinetiQ Group plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4586941)

Prospectus

Global Offer of up to 324,665,360 Ordinary Shares of 1 penny each at an Offer Price expected to be between 165p and 205p per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

CREDIT SUISSE **JPMORGAN CAZENOVE** **MERRILL LYNCH**

Expected Ordinary Share capital immediately following Admission

(assuming the Offer Price is at the mid-point of the Price Range)

Authorised			**Issued and fully paid**	
Number	**Amount**		**Number**	**Amount**
1,400,000,000	£14,000,000	Ordinary Shares of 1 penny each	654,072,881	£6,540,728.81

QINETIQ LIMITED ('THE COMPANY')

WRITTEN RESOLUTION OF THE COMPANY

IN LIEU OF A GENERAL MEETING PASSED PURSUANT

TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** conditional upon the admission of QinetiQ Group plc's ordinary share capital to the official list of the financial services authority and to trading on the London Stock Exchange's market for listed securities, the Regulations contained in the printed document attached to this written resolution, initialled by the company secretary for the purpose of identification, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the current Articles of Association of the Company.

Signed..

For and on behalf of QinetiQ Holdings Limited

Date ....25/01/2006....

Signed.........Trevor Woolley.........

Trevor Woolley as holder of the

special share of £1 in the Company

Date ....25/01/2006....

SEC MAIL PROCESSING SECTION RECEIVED MAR 22 2006 WASH, D.C. 190

10/3147112_1 3147112_1

This document, which comprises a supplementary prospectus relating to QinetiQ Group plc ("**QinetiQ**" or the "**Company**") prepared in accordance with the Prospectus Rules made under section 73A of the Financial Services and Markets Act 2000 ("**FSMA**"), has been filed with the Financial Services Authority ("FSA") and made available to the public in accordance with Rule 3.2 of the Prospectus Rules. This document has been approved as a supplementary prospectus by the FSA under section 87A of FSMA.

Application has been made to the FSA for the whole of the issued and to be issued Ordinary Share capital of QinetiQ to be admitted to the Official List of the FSA (the "**Official List**") and to London Stock Exchange plc (the "**London Stock Exchange**") for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together "**Admission**"). Admission to the Official List, together with admission to the London Stock Exchange's main market for listed securities, constitutes admission to official listing on a regulated market. As of the date of this document, no Ordinary Shares are admitted to trading on a regulated market. Conditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on 10 February 2006. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 15 February 2006. **Any dealings in the Ordinary Shares before the commencement of unconditional dealings will be on a "when issued" basis and of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned. No application has been, or is currently intended to be, made for such Ordinary Shares to be admitted to listing or dealt in on any other stock exchange.**

This document is supplemental to and must be read in conjunction with the price range prospectus published by the Company on 25 January 2006 (the "Prospectus"). Save as disclosed in this supplementary prospectus, since the publication of the Prospectus, there have been no other significant new factors, material mistakes or inaccuracies relating to the information included in the Prospectus. See in particular Part II: " Risk Factors" of the Prospectus for certain risks and other factors that should be considered in connection with an investment in the Ordinary Shares. Except where the context otherwise requires, terms defined in the Prospectus have the same meaning when used in this document. See Part XVIII: " Definitions" of the Prospectus.

The directors of QinetiQ, whose names appear on page 7 of this document (the "**Directors**"), and QinetiQ accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and QinetiQ (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, Canada or Japan. The offer and sale of Ordinary Shares has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, Ordinary Shares may not be offered or sold in Australia, Canada, Japan or the United States or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or the United States. Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International may arrange for the offer and sale of Ordinary Shares in the United States under the Institutional Offer only to persons reasonably believed to be "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares offered and being sold outside the United States are being offered and sold in reliance on Regulation S under the Securities Act.

QinetiQ Group plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4586941)

Supplementary Prospectus

Global Offer of up to 324,665,360 Ordinary Shares of 1 penny each at an Offer Price expected to be between 165p and 205p per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

CREDIT SUISSE — JPMORGAN CAZENOVE — MERRILL LYNCH

Expected Ordinary Share capital immediately following Admission
(assuming the Offer Price is at the mid-point of the Price Range)

Authorised			**Issued and fully paid**	
Number	**Amount**		**Number**	**Amount**
1,400,000,000	£14,000,000	Ordinary Shares of 1 penny each	654,072,881	£6,540,728.81

The Price Range is indicative only; it may change during the course of the Global Offer and the Offer Price may be set within, above or below the Price Range. A number of factors will be considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Ordinary Shares during the book building process, prevailing market conditions and the objective of establishing an orderly after-market in the Ordinary Shares. Allocations will be made in accordance with the restrictions imposed by the Articles and the Special Share. These restrictions are described in paragraph 5 of Part XVII: "Additional Information" of the Prospectus.

If the Price Range does change during the course of the Global Offer, QinetiQ does not envisage making an announcement until determination of the Offer Price, unless required to do so by law. It is expected that the Pricing Statement containing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer will be published on or about 10 February 2006. Further details of how the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer are to be determined are contained in paragraph 1 of Part XI: "Details of the Global Offer" of the Prospectus.

The new Ordinary Shares to be made available pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after Admission. The new and existing Ordinary Shares will, immediately following Admission, be freely transferable under the Articles, save for certain restrictions imposed on them by virtue of the rights attaching to the Special Share. Further details of these restrictions are set out in paragraph 5 of Part XVII: "Additional Information" of the Prospectus.

In connection with the Institutional Offer, the Stabilising Manager may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 20 per cent. (the "**Stabilisation Percentage**") of the total number of Ordinary Shares comprised in the Global Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Ordinary Shares effected by it during the stabilising period, the Principal Selling Shareholders are expected to enter into the Over-allotment Arrangements pursuant to which the Stabilising Manager may, on behalf of the Joint Bookrunners, purchase or procure purchasers for additional Ordinary Shares up to a maximum of 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer (the "**Over-allotment Shares**") at the Offer Price. It is currently expected that such maximum number of Over-allotment Shares will represent between 10 and 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer. If such maximum number of Over-allotment Shares represents less than 15 per cent., the Stabilisation Percentage will reduce by a corresponding amount. The Over-allotment Arrangements are expected to be exercisable in whole or in part, upon notice by the Stabilising Manager, at any time on or before the thirtieth calendar day after the commencement of conditional trading of the Ordinary Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* in all respects with each other and the existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares, will be purchased on the same terms and conditions as the Ordinary Shares being sold in the Global Offer and will form a single class for all purposes with the other Ordinary Shares.

In connection with the Institutional Offer, the Stabilising Manager, or any of its agents, may (but will be under no obligation), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 10 February 2006 up to and including 11 March 2006. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Institutional Offer.

Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., and Merrill Lynch International, each of which is authorised and regulated in the United Kingdom by the FSA, are acting exclusively for QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. ABN AMRO Rothschild is acting as independent financial adviser to QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Global Offer and will not be responsible to anyone other than QinetiQ and the Principal Selling Shareholders for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Investors should rely solely on the information contained in the Prospectus and this document. No person has been authorised to give any information or make any representation other than those contained in the Prospectus and this document and, if given or made, such information or representation must not be relied upon as having been so authorised by QinetiQ, the Directors, the Selling Shareholders or Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Merrill Lynch International or ABN AMRO Rothschild. In particular, the content of the Website does not form part of the Prospectus or this document and investors should not rely on it.

Without prejudice to any obligation of QinetiQ to publish a further supplementary prospectus pursuant to Section 87G of the FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any issue or sale made of Ordinary Shares pursuant to it shall, under any circumstances, create any implication that there has been no change in the affairs of QinetiQ or the Group since the date of this document or that the information contained herein is correct as of any time subsequent to the date of this document.

In connection with the Global Offer, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International and any of their respective affiliates acting as an investor for its or their own accounts may subscribe for and/or acquire Ordinary Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in the Ordinary Shares, any other securities of QinetiQ or other related investments in connection with the Global Offer or otherwise. Accordingly, references in this document to the Ordinary Shares being offered, subscribed, acquired or otherwise dealt with should be read as including any offer to, or subscription, acquisition or dealing by, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International and any of their respective affiliates acting as an investor for its or their own accounts. Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

The distribution of this document, the Global Offer and the issue and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document may come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by QinetiQ, the Directors, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International that would permit a public offering of Ordinary Shares or the possession or distribution of this document or any other offering or publicity material relating to the Ordinary Shares in any country or jurisdiction where action for that purpose is required, other than in the United Kingdom. This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares offered hereby to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. Further information with regard to restrictions on the offer, subscription and sale of the Ordinary Shares and the distribution of this document is set out in Part XI: "Details of the Global Offer" of the Prospectus.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

This document together with the Prospectus and the Pricing Statement constitute the prospectus for US securities laws purposes.

Under the Global Offer, the new Ordinary Shares and existing Ordinary Shares are being offered and sold (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S, and (b) in the United States to "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The new Ordinary Shares are also being offered and sold as part of the Priority Offer to Eligible Employees: (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S; and (b) in the United States in reliance on Section 4(2) of the Securities Act to Accredited Investors or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of Ordinary Shares and the distribution of this document, see paragraph 11 of Part XI: "Details of the Global Offer" of the Prospectus.

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES

COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON OR ENDORSED THE MERITS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE US SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE US SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither QinetiQ nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the Exchange Act. For so long as any Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, QinetiQ will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) of the Exchange Act, provide, upon written request, to holders of Ordinary Shares, any owner of any beneficial interest in Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

This document is being furnished by QinetiQ in connection with an offering exempt from the registration requirements of the Securities Act solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of the Ordinary Shares described herein. The information contained in this document has been provided by QinetiQ and other sources identified herein. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby, is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

ENFORCEMENT OF JUDGMENTS

QinetiQ is a public company incorporated under the laws of England and Wales. The majority of QinetiQ's assets are located in the United Kingdom. With two exceptions, none of the Directors are citizens or residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon QinetiQ or such persons or to enforce outside the United States judgments obtained against QinetiQ or such persons in the United States, including without limitation judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under US securities laws.

FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements", including statements about QinetiQ's beliefs and expectations. In particular, the words "expects", "anticipates", "plans", "intends", "estimates", "may", "should", "believes" and similar expressions can be used to identify forward-looking statements. These statements are based on the Directors' expectations of external conditions and events, current strategy, plans and the other objectives of management, and estimates and projections of QinetiQ's financial position. Although the Directors believe these expectations to be reasonable at the date of this document, they may prove to be erroneous. Forward-looking statements involve known and unknown risks and uncertainties and speak only as of the date they are made.

Investors are hereby cautioned that certain important factors could cause actual results or outcomes to differ materially from those expressed in forward-looking statements. These factors include, but are not limited to:

- defence budgets which are subject to review and change from time to time and the level of available funding open to private contractors in the United Kingdom and United States;
- *the winning of new business or retention of previous business through a competitive bidding process;*
- the continued growth of QinetiQ's US business and the availability of attractive candidates for further acquisitions; and
- the level of pensions liability QinetiQ accrues, given market conditions and actuarial factors.

Additional factors that could affect QinetiQ's ability to achieve its objectives and could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under Part II: "Risk Factors" of the Prospectus.

Save as required by law or by the Listing Rules, Prospectus Rules and Disclosure Rules, QinetiQ will not publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Directors' expectations or to reflect events or circumstances after the date of this document.

PART I
NEW INFORMATION

On 25 January 2006, QinetiQ received the first in a series of letters from the advisers of British Titanium plc ("BTi") alleging specific claims in relation to the termination of a sub-licence to BTi from QinetiQ for a titanium manufacturing process. BTi, whose published audited accounts for the year ended 31 March 2005 showed no turnover and other operating income of £166,760, has informed the Company that it believes that it has claims for $400 million for loss of potential future investment and profits as a result of the termination and intends to issue legal proceedings shortly. The Directors believe, having taken legal advice, that BTi's allegations are unsubstantiated and without merit and that the quantum of the threatened claim is spurious, speculative and without basis. The Company intends to defend vigorously any legal action that BTi may take. Furthermore, the Directors believe that this matter will not have a material adverse effect on QinetiQ's financial position or results of operations.

PART II
ADDITIONAL INFORMATION

1. PERSONS RESPONSIBLE

The Directors, whose names appear below, and QinetiQ accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and QinetiQ (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

Sir John Alexander Raymond Chisholm	Chairman
Graham Carvell Love	Chief Executive Officer
Douglas Russell Webb	Chief Financial Officer
Sir David Bryan Lees	Deputy Chairman, Senior Independent Non-executive Director, Chairman of Compliance Committee and Nomination Committee
Nicholas Lawrence Luff	Non-executive Director, Chairman of Audit Committee
Dr Peter John Fellner	Non-executive Director, Chairman of Remuneration Committee
Noreen Doyle	Non-executive Director
Glenn Allen Youngkin	Non-executive Director
Colin Victor Balmer	Non-executive Director

Biographical details for each of the Directors are set out in Part X: "Directors, Senior Management and Corporate Governance" of the Prospectus.

2. DOCUMENTS AVAILABLE FOR INSPECTION

In addition to those documents set out in paragraph 26 of Part XVII: "Additional Information" of the Prospectus, copies of this document will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from the date of publication of this document for either a period of 14 days or until Admission, whichever is the longer period, at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London, EC2A 2HS.

Dated 6 February 2006

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4586941

Company Name in full QINETIQ GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 03 Month 02 Year 2006

Name * Style / Title: MR * Honours etc:

Forename(s): GRAHAM CARVELL

Surname: LOVE

† Date of Birth: Day 18 Month 03 Year 1954

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

24 COULSON STREET

Post town: LONDON

County / Region: Postcode: SW3 3NA

Country: ENGLAND

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed **Date**

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CODY TECHNOLOGY PARK, IVELY ROAD, FARNBOROUGH,

HAMPSHIRE, GU14 0LX, ENGLAND

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

QINETIQ HOLDINGS LIMITED ('THE COMPANY')

WRITTEN RESOLUTION OF THE COMPANY

IN LIEU OF A GENERAL MEETING PASSED PURSUANT

TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT** conditional upon admission of QinetiQ Group plc's ordinary share capital to the official list of the financial services authority and to trading on the London Stock Exchange's market for listed securities, the Regulations contained in the printed document attached to this written resolution, initialled by the company secretary for the purpose of identification, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the current Articles of Association of the Company.

Signed..

For and on behalf of QinetiQ Group plc

Date ....25/01/2006..........................

Signed......Trevor Woolley...............................

Trevor Woolley as holder of the

special share of £1 in the Company

Date ....25/01/2006..........................

Company Number: 4586941

THE COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

QINETIQ GROUP PLC

We, the undersigned, being all the members of QinetiQ Group plc (the "**Company**") entitled to attend and vote at general meetings of the Company unanimously hereby pass, pursuant to Regulation 53 of Table A, which forms part of the Company's Articles of Association, the following written resolutions as resolutions of the Company and such resolutions shall be as valid and effectual as if they had been passed as special resolutions at a general meeting of the Company duly convened and held:

RESOLUTION

1. **THAT**, (i) by way of amendment to resolution 1.1 and 1.2 of the written resolution of the holders of voting A and voting B ordinary shares of the Company dated 24 January 2006, and (ii) conditional on the admission of the whole of the Company's ordinary share capital to the Official List of the UK Financial Services Authority and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively the listing rules made by the UK Financial Services Authority and the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 ("**Admission**"), and so as to take effect on Admission:

1.1 an aggregate of 32,399,590 ordinary shares in the Company (being no more than 5 per cent of the issued ordinary share capital of the Company upon Admission) be available under Part D of the QinetiQ Group plc Share Option Scheme; and

1.2 an aggregate of 64,799,180 ordinary shares in the Company (being no more than 10 per cent of the issued ordinary share capital of the Company upon Admission) be available under the QinetiQ Group plc Employee Stock Purchase Plan.

(acting as its attorney)

Signed ....

For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date 9/2/06

(acting as its attorney)

Signed ....

For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date 9/2/06

(acting as his attorney)

Signed ....

Robert Helman as holder ~~of A and~~ B ordinary shares of 1p each in the Company

Date 9/2/06

Signed ....

Trevor Woolley as holder ~~of A and B~~ ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date 9/2/06

QINETIQ GROUP PLC

(the "Company")

Company number: 4586941

At an Extraordinary General Meeting of the Company held at 85 Buckingham Gate, London SW1E 6PD on 9 February 2006, the following special resolution was duly passed by the Company:-

THAT pursuant to Section 165 of the Companies Act 1985 the following contracts are to be and are hereby approved:

(a) the Restricted Stock Agreement to be dated on or around 9 February 2006 between, the Company and Hal Kruth; and

(b) the Restricted Stock Agreement to be dated on or around 9 February 2006 between, the Company and David Anderson;

(together the "Stock Agreements").

....

SECRETARY

G

CHFP010

Please do not write in this margin

COMPANIES FORM No. 353a

353a

Notice of place for inspection of a register of members which is kept in a non-legible form, or of any change in that place

Pursuant to the Companies (Registers and Other Records) Regulations 1985

Note: For use only when the register is kept by computer or in some other non-legible form

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use

Company Number 4586941

Name of company

* Insert full name of company

* QINETIQ GROUP PLC

gives notice, in accordance with regulation 3(1) of the Companies (Registers and Other Records) Regulations 1985, that the place for inspection of the register of members of the company which the company keeps in a non-legible form is [now] † :

† delete as appropriate

LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX Postcode BN99 6DA.

Signed [signature] ~~[Director]~~[Secretary]† Date 09/2/06

Presentor's name, address and reference (if any):

For official use
General Section

Post room

A14 *ALMSUDSY* 341
COMPANIES HOUSE 22/02/2006

BLUEPRINT 2000

This document, which comprises a pricing statement relating to the Global Offer of Ordinary Shares described in the price range prospectus published by QinetiQ Group plc ("**QinetiQ**" or the "**Company**") on 25 January 2006 (the "**Price Range Prospectus**"), as supplemented by the supplementary prospectus published by the Company on 6 February 2006 (the "**Supplementary Prospectus**" and, together with the Price Range Prospectus, the "**Prospectus**"), has been prepared in accordance with the Prospectus Rules made under section 73A of the Financial Services and Markets Act 2000.

This document must be read in conjunction with the Prospectus. Terms used and not defined in this document have the same meaning as ascribed to them in the Price Range Prospectus. See Part XVIII: "Definitions" of the Price Range Prospectus.

This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, Canada or Japan. The offer and sale of Ordinary Shares has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, Ordinary Shares may not be offered or sold in Australia, Canada, Japan or the United States or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or the United States. Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International may arrange for the offer and sale of Ordinary Shares in the United States under the Institutional Offer only to persons reasonably believed to be "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Ordinary Shares offered and being sold outside the United States are being offered and sold in reliance on Regulation S under the Securities Act.

QinetiQ Group plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4586941)

Pricing Statement

Global Offer of 308,756,269 Ordinary Shares of 1 penny each at an Offer Price of 200p per Ordinary Share

Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners

CREDIT SUISSE **JPMORGAN CAZENOVE** **MERRILL LYNCH INTERNATIONAL**

Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., and Merrill Lynch International, each of which is authorised and regulated in the United Kingdom by the FSA, are acting exclusively for QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. ABN AMRO Rothschild is acting as independent financial adviser to QinetiQ and the Principal Selling Shareholders and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Global Offer and will not be responsible to anyone other than QinetiQ and the Principal Selling Shareholders for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Investors should rely solely on the information contained in the Prospectus and this document. No person has been authorised to give any information or make any representation other than those contained in the Prospectus and this document and, if given or made, such information or representation must not be relied upon as having been so authorised by QinetiQ, the Directors, the Selling Shareholders or Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Merrill Lynch International or ABN AMRO Rothschild. In particular, the content of the Website does not form part of the Prospectus or this document and investors should not rely on it.

The distribution of this document, the Global Offer and the issue and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document may come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has

been or will be taken by QinetiQ, the Directors, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International that would permit a public offering of Ordinary Shares or the possession or distribution of this document, or any other offering or publicity material relating to the Ordinary Shares in any country or jurisdiction where action for that purpose is required, other than in the United Kingdom. This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares offered hereby to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. Further information with regard to restrictions on the offer, subscription and sale of the Ordinary Shares and the distribution of this document is set out in Part XI: "Details of the Global Offer" of the Price Range Prospectus.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Notice to prospective investors in the United States

This document together with the Prospectus constitute the prospectus for US securities laws purposes. Under the Global Offer, the new Ordinary Shares and existing Ordinary Shares are being offered and sold (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S, and (b) in the United States to "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The new Ordinary Shares are also being offered and sold as part of the Priority Offer to Eligible Employees: (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S; and (b) in the United States in reliance on Section 4(2) of the Securities Act to Accredited Investors or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. For a description of these and certain further restrictions on offers, sales and transfers of Ordinary Shares and the distribution of this document, see Part XI: "Details of the Global Offer" of the Price Range Prospectus.

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON OR ENDORSED THE MERITS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

This document is being furnished by QinetiQ in connection with an offering exempt from the registration requirements of the Securities Act solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of the Ordinary Shares described herein. The information contained in this document has been provided by QinetiQ. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE US SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE US SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Global Offer Statistics

Offer Price (per Ordinary Share)	200p
Number of Ordinary Shares in issue following the Global Offer(1)(2)	647,991,800
Number of Ordinary Shares in the Global Offer(1)(2)	308,756,269
Number of new Ordinary Shares in the Global Offer(2)	75,000,000
Number of existing Ordinary Shares in the Global Offer(1)	233,756,269
Maximum number of existing Ordinary Shares subject to the Over-allotment Arrangements(3)	46,313,440
Market capitalisation of QinetiQ at the Offer Price(2)(4)	£1,295,983,600
Percentage of Ordinary Share capital in the Global Offer(1)(2)	47.6%

(1) Assumes that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements.

(2) Assumes that the maximum number of Ordinary Shares offered under the US Priority Offer are acquired. Further details of the US Priority Offer are contained in Part IX: "Details of the Global Offer" of the Price Range Prospectus.

(3) The maximum number of Ordinary Shares subject to the Over-allotment Arrangements is 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer.

(4) The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that given time.

Documents available for inspection

In addition to those documents set out in paragraph 26 of Part XVII: "Additional Information" of the Price Range Prospectus, copies of the Supplementary Prospectus and this document are available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) until Admission at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS.

Copies of the Price Range Prospectus, the Supplementary Prospectus and this document are available at: (i) the Company's registered office at 85 Buckingham Gate, London SW1E 6PD; and (ii) the Company's principal place of business at Cody Technology Park, Farnborough, Hampshire GU14 0LX.

Dated 10 February 2006

G

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COMPANIES FORM No. 123

Notice of increase in nominal capital

123

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To the Registrar of Companies (Address overleaf)

For official use

Company number: 4586941

Name of company

* insert full name of company

* QINETIQ GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 24 JANUARY 2006 the nominal capital of the company has been increased by £ 8,270,082 beyond the registered capital of £ 5,729,919.

A copy of the resolution authorising the increase is attached. †

† the copy must be printed or in some other form approved by the registrar

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

PLEASE REFER TO THE COMPANY'S ARTICLES OF ASSOCIATION

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 20/02/06

Presentor's name address and reference (if any) :

Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

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Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

COMPANIES FORM No. 122

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Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

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Company number: 4586941

Name of company

* insert full name of company

* QINETIQ GROUP PLC

gives notice that:

SEE ATTACHED SHEET

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† SECRETARY Date 20/02/06

Presentor's name address and reference (if any):
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

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Laserform International 3/00

QINETIQ GROUP PLC
4586941

ON 15 FEBRUARY 2006:

(1) EACH 100 CONVERTIBLE A ORDINARY SHARES OF 1 PENNY EACH IN THE COMPANY WERE CONSOLIDATED INTO ONE CONVERTIBLE A ORDINARY SHARE OF £1, AND EACH 100 CONVERTIBLE B ORDINARY SHARES OF 1 PENNY EACH IN THE COMPANY WERE CONSOLIDATED INTO ONE CONVERTIBLE B ORDINARY SHARE OF £1 EACH.

(2) (i) EACH CONVERTIBLE A ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(ii) EACH CONVERTIBLE B ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(iii) EACH C ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(iv) EACH D ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(v) EACH NON-VOTING A ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(vi) EACH NON-VOTING B ORDINARY SHARE OF £1 EACH IN THE COMPANY WAS SUB-DIVIDED INTO 100 SHARES OF 1 PENNY EACH.

(3) THE UNISSUED SHARE CAPITAL OF THE COMPANY WAS CANCELLED.

(4) ALL CLASSES OF ORDINARY SHARE IN 2. WERE RECLASSIFIED AS ONE CLASS OF ORDINARY SHARE OF 1 PENNY EACH.

Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

COMPANIES FORM No. 122

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

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For official use

Company number: 4586941

Name of company

* insert full name of company

* QINETIQ GROUP PLC

gives notice that:

ON 15 FEBRUARY 2006:

1. THE FOLLOWING SHARES WERE CONVERTED INTO ECONOMICALLY WORTHLESS DEFERRED SHARES ("**DEFERRED SHARES**"):

(a) 7,016,334 A ORDINARY SHARES;
(b) 335,065 B ORDINARY SHARES;
(c) 260,936 NON-VOTING A ORDINARY SHARES;
(d) 21,276 NON-VOTING B ORDINARY SHARES;
(e) 123,856 C ORDINARY SHARES.

2. EACH DEFERRED SHARE WAS REDEEMED FOR CASH FOR AN AGGREGATE AMOUNT OF £1, TO BE SPLIT PRO RATA BETWEEN THE HOLDERS OF THE DEFERRED SHARES, BUT WITH A MINIMUM PAYMENT OF ONE PENNY TO EACH HOLDER OF DEFERRED SHARES.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation † SECRETARY Date 20/02/06

Presentor's name address and reference (if any):
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

Ref 4870/30853723

For official Use
General Section | Post room

Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Package: 'Laserform'
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CHFP025

88(2)

Return of Allotment of Shares

Company Number 4586941

Company name in full QINETIQ GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	02	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75,000,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	200p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MERRILL LYNCH INTERNATIONAL		
Address: MERRILL LYNCH FINANCIAL CENTRE, 2 KING EDWARD STREET,	ORDINARY	75000000
LONDON		
UK Postcode E C 1 A 1 H Q		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 20 February 2006

A XXXXXX secretary / XXXXXXXX XXXXXXXXXXXXXX XXXXXXXXXX / XXXXX

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP	
Exchange House, Primrose Street, London, EC2A 2HS,	
Ref 4870/30853723	Tel 0207 374 8000
DX number 28	DX exchange

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CHFP025

88(2)

Return of Allotment of Shares

Company Number 4586941

Company name in full QINETIQ GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2006			

Class of shares *(ordinary or preference etc)*	A ORDINARY	B ORDINARY	
Number allotted	439,295,967	24,578,532	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	ZERO	ZERO	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name CEP INVESTMENT ADMINISTRATION LIMITED		
Address PO BOX 543, EAST WING, TRAFALGAR COURT, ADMIRAL PARK,	A ORDINARY	146417535
ST PETER PORT, GUERNSEY	B ORDINARY	12184029
UK Postcode GY1 6HJ		
Name HELMAN, BOB		
Address METROPOLE BUILDING,	A ORDINARY	99
LONDON		
UK Postcode WC2N 5BL		
Name NEW CO-INVEST LIMITED PARTNERSHIP		
Address PO BOX 543, EAST WING, TRAFALGAR COURT, ADMIRAL PARK,	A ORDINARY	4218489
ST PETER PORT, GUERNSEY	B ORDINARY	351054
UK Postcode GY1 6HJ		
Name WOOLLEY, TREVOR ADRIAN		
Address FLOOR 3, ZONE D, MOD MAIN BUILDING, WHITEHALL,	A ORDINARY	288659844
LONDON	B ORDINARY	12043449
UK Postcode SW1A 2HB		
Name		
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20 February 2006

A XXXXX secretary / XXXXXXXXX XXXXXXXXXXXXXXX XXXXXXXXXX / XXXXX *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP

Exchange House, Primrose Street, London, EC2A 2HS,

Ref 4870/30853723 Tel 0207 374 8000

DX number 28 DX exchange

PART I—SUMMARY INFORMATION

This Part should be read as an introduction to the prospectus. Any decision to invest in Ordinary Shares should be based on a consideration of the prospectus as a whole. Where a claim relating to the information contained in the prospectus is brought before a court, a plaintiff investor might, under any relevant national legislation of the EEA States, have to bear the costs of translating the prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the prospectus.

1. INFORMATION ON THE QINETIQ GROUP

QinetiQ is a leading international defence and security technology company. The QinetiQ Group delivers innovative research-based technology solutions and support services to governmental organisations including the UK Secretary of State for Defence (MOD), UK national intelligence and security agencies, the US Department of Defense (US DoD), the US Department of Homeland Security (US DHS) and other US intelligence and security agencies. Additionally, it services leading aerospace, defence and security original equipment manufacturers (OEMs) and blue-chip commercial customers around the world.

Over the past 50 years, QinetiQ has built up significant intellectual capital being a leading supplier of defence research to the UK Government. In 1993, the UK Government transferred its non-nuclear defence research establishments to a separate trading fund (originally as the Defence Research Agency (DRA) and subsequently as the enlarged Defence Evaluation and Research Agency (DERA)). In 2001, the majority of DERA was transferred into QinetiQ Limited and, to date, the UK is the only advanced nation to permit, on this scale, its national defence laboratories to be transformed into a separate entity as an arm's length commercial enterprise and to operate as a private sector entity. Today, QinetiQ has approximately 11,400 talented employees who contribute to the development of its intellectual capital base by winning customer-funded research assignments and exploiting QinetiQ's strengths in technology research by selling systems solutions, products and licences into a broad spectrum of defence, security, technology and other commercial markets.

The Directors believe that QinetiQ's position as a supplier of defence and security technology and expert services is likely to grow in importance as national defence policy makers increase their emphasis on technology insertion and the modernisation of existing defence platforms. The Directors believe that QinetiQ's expertise and research-based technology solutions are well suited to meet the demands of this new environment.

QinetiQ's core offerings can be summarised as follows:

- providing expert technical services to governments and commercial organisations in relation to the procurement and evaluation of defence and security products;
- undertaking innovative funded research on behalf of customers and understanding where technology might best help satisfy customer objectives; and
- using the skills of its employees to market QinetiQ's intellectual capital through the provision of technology rich services, products and bespoke solutions to client problems.

QinetiQ focuses on three principal markets: the UK defence market, related commercial markets (including security and counter-terrorism) and the North American defence and security market. QinetiQ's businesses are grouped into three sectors broadly aligned to its strategic areas of focus: Defence & Technology, Security & Dual Use and QinetiQ North America.

- **Defence & Technology** represents the core of QinetiQ's UK defence business, delivering research-based technology solutions and managed services that support the UK's armed forces and those of its allies, as well as being a significant generator of QinetiQ's intellectual property and cash flow;
- **Security & Dual Use** draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent security and commercial markets. It has a track record of generating revenue and crystallising value through royalties, licence fees, equity realisations, joint ventures and technology transfer-based transactions;
- **QinetiQ North America** has leading positions in the North American defence and security market having developed a three-legged business model focused on technology, systems engineering & technical assistance and IT services. QinetiQ has built its platform in this market both organically and

through the acquisition of technology rich companies closely aligned to its traditional core UK business.

2. COMPANY STRENGTHS

QinetiQ's key strengths can be summarised as follows:

- profitable core business in UK defence which is both cash generative and technology rich;
- breadth of technology;
- strongly positioned to benefit from fast growing areas of defence technology in the UK and the US;
- proven technology driving growth in adjacent non-defence markets such as security and counter-terrorism;
- strong growth in North America and complementary US acquisitions;
- experienced management team and skilled personnel; and
- proven financial track record.

3. GROWTH STRATEGY

QinetiQ's growth strategy to deliver shareholder value focuses on the following five key elements:

- **Continued focus on MOD customers**—QinetiQ intends to continue its focus on its core MOD customer base, which is critical to maintaining QinetiQ's market-leading position in the UK, unique access to intellectual property and solid cash flows;
- **Further penetration of defence markets**—QinetiQ intends to extend its research-based technology solutions and service provision, as well as develop opportunities in partnership with defence contractors in the UK, North America and other markets, to yield greater involvement in defence equipment programmes and procurement initiatives;
- **Application of technologies and services to adjacent non-defence markets**—QinetiQ intends to target growth in those markets where QinetiQ's expertise and technologies give it a competitive advantage and the potential to create value, such as in security and counter-terrorism and niche civil markets;
- **Focus on the development of QinetiQ's North American business**—QinetiQ intends to continue to deliver organic growth from its rapidly developing North American platform, and to supplement its US capabilities in order to strengthen the penetration of QinetiQ's UK technologies and services into the North American market; and
- **Selective acquisitions**—the QinetiQ Group intends to continue to seek bolt-on acquisitions where the Directors consider they would accelerate growth within QinetiQ's core business units and add niche capabilities and new customer bases to complement its existing business.

QinetiQ's long-term goals are to deliver 50 per cent. of its business in North America and for operating margins to reach an average of 10 per cent. across the Group.

4. RELATIONSHIP WITH THE MOD

QinetiQ's relationship with the MOD will continue to be a key part of its business after Admission and completion of the Global Offer. This relationship comprises arrangements with the MOD: (i) as a customer; (ii) as Special Shareholder; (iii) as an Ordinary Shareholder; and (iv) other arrangements with the MOD arising out of the restructuring of DERA in 2001 and the establishment of the QinetiQ Group.

5. REASONS FOR THE GLOBAL OFFER

The Directors believe that the Global Offer will:

- assist in recruiting, retaining and incentivising key employees;
- allow QinetiQ to issue Ordinary Shares as part of the consideration in possible future acquisitions; and
- reduce the amounts drawn under the Group's revolving bank facility, creating headroom for future investment.

The Global Offer will also allow each of the Principal Selling Shareholders, to partially realise its investment in QinetiQ by way of the sale of existing Ordinary Shares.

6. RISK FACTORS

Prior to investing in the Ordinary Shares, prospective investors should consider, together with the other information contained in this document, the factors and risks attaching to an investment in QinetiQ, including the following risks:

Risks relating to QinetiQ's business

- QinetiQ currently relies on sales to the UK Government, and in particular the MOD, for the majority of its turnover;
- there may be a decline in defence budgets or changes in governments' budgetary priorities or policies to diversify supply;
- QinetiQ relies on its largest single contract, the Long Term Partnering Agreement with the MOD, for a material portion of its turnover and profitability;
- QinetiQ's US and UK Government contracts contain unfavourable provisions which give those governments contractual rights and remedies not typically found in commercial contracts;
- the Special Share and other aspects of the Compliance Regime and arrangements relating to Strategic Assets may restrict the ability of QinetiQ to carry on its business as it would like from time to time and in certain circumstances may require QinetiQ to dispose of its interests in certain businesses and/or assets;
- QinetiQ's contractual and constitutional arrangements with the MOD could limit its ability to pursue certain commercial opportunities;
- QinetiQ derives significant turnover from contracts and tasking orders awarded through a competitive bidding process; an increasing number of QinetiQ's contracts expose QinetiQ to risks inherent in fixed price contracts;
- QinetiQ's expansion into the United States may not be successful;
- QinetiQ's proxy agreements significantly limit its control and influence over its US subsidiaries;
- QinetiQ's business depends on its ability to attract, integrate and retain its senior management and highly skilled research scientists and engineers and on their ability to obtain and maintain required security clearances;
- the extent of QinetiQ's future obligations to contribute to the defined benefit section of the QinetiQ Pension Scheme is unknown and cannot be estimated with any degree of certainty and, therefore, the QinetiQ Pension Scheme may be a source of potential additional liabilities and risks, including liabilities under the Pensions Act 2004;
- QinetiQ may not realise the full turnover amounts reflected in its backlog;
- QinetiQ's operations expose it to the risk of material health and safety and environmental liabilities;
- employee misconduct or failure to comply with laws or regulations could cause QinetiQ to lose customers or its ability to contract with the UK and US Governments;
- QinetiQ's business could be adversely affected by a negative audit by government agencies;
- QinetiQ's failure to protect adequately its intellectual property rights in multiple jurisdictions may harm its ability to compete and undermine its development of new technologies;
- QinetiQ may be subject to changes in, or interpretation of, tax legislation that could impact its tax liabilities;
- third parties may claim that QinetiQ infringes their proprietary rights and may seek to prevent QinetiQ offering and/or using allegedly infringing technologies; and
- QinetiQ may fail to maintain strong relationships with prime contractors, OEMs or subcontractors.

Risks relating to the Ordinary Shares

- the MOD and Carlyle will continue to be able to exercise substantial control over QinetiQ's business following the Global Offer;
- the UK Government has not given any guarantee, undertaking or assurance to provide any financial or other support to QinetiQ;

- future issues or sales, or the possibility of future issues or sales of a substantial amount of the Ordinary Shares, may depress the price of the Ordinary Shares; and
- US and other non-UK holders of the Ordinary Shares may not be able to exercise pre-emption rights.

7. SUMMARY FINANCIAL INFORMATION

The summary financial information for the Group provided below in respect of the financial years ended 31 March 2003, 2004 and 2005 has been extracted without material adjustment from the UK GAAP Historical Financial Information in Section B of Part XV: "Historical Financial Information". The selected financial information for the Group provided below in respect of the six months ended 30 September 2005 has been extracted without material adjustment from the IFRS Historical Financial Information in Section D of Part XV: "Historical Financial Information".

The results set out below include the results of recent acquisitions only from their respective dates of acquisition (Westar—October 2004; FMI—November 2004; Verhaert—September 2005; Planning Systems—September 2005; and Apogen—September 2005) and do not reflect the current scale of operations of the Group. Details of the Group's acquisitions are set out in more detail in Part XIV "Operating and Financial Review and Prospects" of this document.

Selected profit and loss account information—UK GAAP basis

	Year ended 31 March		
	2003	2004	2005
		£m	
Turnover	774.9	795.4	872.4
Operating profit before exceptional items, goodwill amortisation and impairment	35.7	54.1	69.3
Profit on ordinary activities before taxation	10.7	51.3	81.0
Profit on ordinary activities after taxation	7.1	41.2	74.0

Selected income statement and balance sheet information—IFRS basis

	Six months ended 30 September 2005
	£m
Turnover	473.5
EBITDA	56.0
Operating profit before amortisation of intangible assets	37.3
Profit before tax	42.9
Profit for the period	35.1
Goodwill and intangible assets	384.0
Property, plant and equipment and investment properties	346.5
Net assets excluding net pension liabilities and net debt	695.8
Net debt	(332.7)
Defined benefit pension scheme net liabilities after deferred tax and MOD pension indemnity	(132.7)
Net assets	230.4

8. DIVIDEND POLICY

Following Admission, in the absence of unforeseen circumstances and assuming the Group's performance continues in line with the Directors' expectations, and subject to there being available distributable reserves for the purpose, the Directors intend to declare a final dividend of between £13.5 million and £15 million in respect of the financial year ending 31 March 2006, payable in August 2006.

Thereafter, the Directors intend to adopt a progressive dividend policy which will take into account the profitability of QinetiQ's businesses and underlying growth, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. The Directors intend to recommend, on an ongoing basis, an interim and final dividend in respect of each financial year, in each case in the approximate proportions of one third to two thirds respectively. The Directors may revisit QinetiQ's dividend policy from time to time.

9. USE OF PROCEEDS

Based on an Offer Price between 165p and 205p, QinetiQ's net proceeds from the Global Offer are estimated to be £135 million, after deduction of estimated cash offer costs and expenses payable by QinetiQ in connection with the Global Offer. QinetiQ will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders.

The principal use of the proceeds of the Global Offer, supplemented by QinetiQ's existing cash resources and, if appropriate, external or other financing, is to continue to grow QinetiQ's business both organically and through appropriate acquisitions.

In the short term, QinetiQ intends to use part of the net proceeds of the Global Offer to make a payment of approximately £45 million to reduce the deficit in the QinetiQ Pension Scheme. QinetiQ intends to use the balance of the net proceeds of the Global Offer to reduce the amounts drawn under the Group's revolving bank facility. However, in the event that an attractive investment or acquisition opportunities arises prior to payment of those amounts, QinetiQ may use all or part of the Global Offer proceeds in funding such opportunities.

10. GLOBAL OFFER

Under the Global Offer, it is expected that QinetiQ will issue approximately 81,081,081 new Ordinary Shares (based on an Offer Price at the mid-point of the Price Range), the Principal Selling Shareholders will sell 229,594,449 existing Ordinary Shares in aggregate and the Other Selling Shareholders will sell 4,161,820 existing Ordinary Shares in aggregate.

The actual number of new Ordinary Shares to be issued by QinetiQ and existing Ordinary Shares to be sold by the Selling Shareholders in the Global Offer will only be determined by each of them at the time the Offer Price is determined and could be higher or lower than these numbers.

The new Ordinary Shares to be made available pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after Admission.

The Ordinary Shares will only be offered to: (i) certain institutional investors in the UK and elsewhere outside the US in reliance on Regulation S; (ii) "qualified institutional buyers" in the US in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; and (iii) Eligible Employees under the Priority Offer.

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set within, above or below it. Concurrently with the announcement of the Offer Price and basis of allocation, QinetiQ will publish a Pricing Statement which will contain the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer.

It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8:00 a.m. (London time) on 15 February 2006. Prior to Admission, it is expected that conditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8:00 a.m. (London time) on 10 February 2006.

Up to one per cent. of the total number of Ordinary Shares made available in the Global Offer will be made available (by way of issue of new Ordinary Shares by the Company) to satisfy applications from Eligible Employees under the Priority Offer at the Offer Price. The Priority Offer will not be underwritten. Ordinary Shares that are not the subject of a valid application under the UK Priority Offer will be made available under the Institutional Offer. Ordinary Shares that are not the subject of a valid application under the US Priority Offer will not be issued.

In addition, in connection with Admission, the Company intends to make a free share award equivalent to £500 to each eligible employee (the actual number of Ordinary Shares receivable by each eligible employee being rounded to the nearest whole share and, in the case of each eligible employee in the US being reduced where necessary to take account of any required tax withholding liabilities).

The Joint Bookrunners have entered into commitments under the Underwriting Agreement pursuant to which they will, subject to: (i) the determination of the Offer Price; (ii) QinetiQ, the Principal Selling Shareholders and the Joint Bookrunners executing and delivering the Purchase Memorandum; and (iii) certain other conditions, severally procure subscribers for the new Ordinary Shares to be issued by QinetiQ and purchasers for the existing Ordinary Shares to be sold by the Selling Shareholders, in each case under the Institutional Offer, or, failing which, themselves subscribe for and/or purchase such

Ordinary Shares, in each case, at the Offer Price. The Institutional Offer will be fully underwritten by the Joint Bookrunners upon execution of the Purchase Memorandum.

QinetiQ and each of the Principal Selling Shareholders have, subject to certain exceptions, entered into lock-up arrangements preventing them from issuing or selling (as appropriate) Ordinary Shares, without the prior written consent of the Joint Bookrunners, during the period commencing on the date of the Underwriting Agreement and ending 180 days after Admission. In addition, each of the Executive Directors, certain members of Senior Management and certain other senior employees have entered into lock-up arrangements preventing them from selling Ordinary Shares (subject to certain exceptions) without the prior written consent of the Joint Bookrunners and the Company, during the period commencing on 24 January 2006, and on a progressive basis, for a period of three years from Admission.

The Company will be classified in the ICB Aerospace and Defence sector and the Board expects the Company to become a constituent member of the FTSE 250 Index.

PART II—RISK FACTORS

Before investing in the Ordinary Shares, prospective investors should consider carefully the following risks and uncertainties in addition to the other information presented in this document. If any of the following risks actually materialises, QinetiQ's business, financial condition or operating or financial results could be materially adversely affected. In that event, the value of the Ordinary Shares could decline, and investors might lose part or all of their investment. The risks and uncertainties described below are not the only ones QinetiQ faces. Additional risks and uncertainties not presently known to QinetiQ or that QinetiQ currently deems immaterial may also have a material adverse effect on QinetiQ's business, financial condition or operating or financial results and could negatively affect the price of the Ordinary Shares.

The financial information contained herein has been extracted without material adjustment from Part XIV: "Operating and Financial Review and Prospects" and Part XV: "Historical Financial Information". Investors should read this Part II: "Risk Factors" in conjunction with those parts and the other information presented elsewhere in this document.

1. RISKS RELATING TO QINETIQ'S BUSINESS

QinetiQ currently relies on sales to the UK Government for the majority of its turnover.

QinetiQ derives the majority of its turnover from contracts with the UK Government and, in particular, the MOD. QinetiQ derived approximately 80 per cent., 81 per cent., 73 per cent. and 63 per cent. of its total turnover from the MOD in the financial years ended 2003, 2004 and 2005 and in the six months ended 30 September 2005 respectively.

QinetiQ expects that the UK Government will continue to account for a significant portion of QinetiQ's total turnover for the foreseeable future. If agencies of the UK Government significantly decrease the amount of business they undertake with QinetiQ for any reason, or if QinetiQ's reputation or relationship with the UK Government is impaired, its business, financial condition or operating or financial results would be materially adversely affected.

There may be a decline in defence budgets or changes in governments' budgetary priorities or policies to diversify supply.

QinetiQ's business is dependent on the various agencies of the MOD and other government agencies, of the UK and other countries, continuing to undertake work with private contractors such as QinetiQ. Defence budgets are, however, subject to regular review. If government defence spending declines overall or if there are changes in budgetary priorities, QinetiQ's business, financial condition or operating and financial results could be adversely affected. QinetiQ's research capability is primarily funded by customer contracts rather than from its operating expenses budget. A shift of expenditures away from research and development could, in the longer term, reduce the technology base from which QinetiQ develops dual-use technologies that it commercialises and sells. For example, QinetiQ has experienced declining turnover in its research businesses in relation to optronics and materials as MOD income has fallen more quickly in these areas than in others and may continue to do so. Also, the MOD Defence Industrial Strategy White Paper, published in December 2005, highlighted "widening of the research and technology supplier base" as part of the MOD's policy, which may make it harder for QinetiQ to win a large proportion of competed research.

There may be changes in governments' policies.

Governments' policies are subject to regular review. In particular, sales by QinetiQ to governments may be adversely affected by changes in procurement policies. For example:

- a reduction in outsourcing could lead to reduced opportunities for QinetiQ, furthermore, if QinetiQ were unsuccessful in bidding for new outsourcing opportunities (such as the possible outsourcing of the MOD Technical Enabling Services organisation) successful bidders might acquire enhanced capabilities to compete with QinetiQ;
- the MOD "Category Management" procurement initiative (further details of which are set out under the heading "Competition" in Part VIII: "Business Overview") is expected to increase competition in key areas of MOD work targeted by QinetiQ;

- governments may "ringfence" some spending in a way that it would not be accessible to QinetiQ, for example reserving a proportion of expenditure for small and medium enterprises (SMEs); and
- the future application of EU procurement rules to the defence sector may change as a result of publication of the European Commission's Green Paper on Defence Procurement in September 2004.

In respect of certain statements in Part IX: "Relationship with the MOD" and Part XVII: "Additional Information" which relate to the MOD, the MOD has given to QinetiQ and the Directors the confirmation referred to in the first paragraph of Part IX. However, save for the representations and warranties given by the MOD to the Joint Bookrunners in the Underwriting Agreement, the MOD has not given any legally binding confirmation, representation, warranty or other assurance to QinetiQ, to the Directors or to any other person, in relation to the accuracy or completeness of any of the statements in this document including, without limitation, the statements made in Part IX with regard to the policies, plans, views, expectations and intentions of the MOD.

QinetiQ's UK Government contracts may be subject to challenge as a result of legal requirements for the validity of governmental actions.

Investors should be aware that, like all businesses contracting with government departments, QinetiQ faces additional risks of challenge related to governmental compliance with procurement, state aid, vires and other legal requirements for the validity of governmental actions.

QinetiQ relies on the Long Term Partnering Agreement for a material portion of its turnover and profitability.

The Group's largest single contract is the Long Term Partnering Agreement (LTPA), pursuant to which it maintains and manages a number of the MOD's air, land and sea test and evaluation ranges (Non Tasking Services) and provides test, evaluation and training services for the MOD's defence programmes (Tasking Services). QinetiQ derived approximately 22 per cent., 20 per cent. and 19 per cent. of its total turnover from the LTPA in the financial years ended 31 March 2004 and 2005 and in the six months ended 30 September 2005 respectively.

The LTPA requires that QinetiQ Limited satisfies a wide range of key performance indicators (KPIs), which relate to, among other things, QinetiQ Limited's record on health and safety, environmental matters, security matters and customer satisfaction levels. If QinetiQ Limited fails to meet the KPIs, the MOD has the right to impose, and has in the past imposed, financial penalties on QinetiQ Limited. Consistently poor performance by QinetiQ Limited could lead to an event of default under the LTPA, which would allow the MOD to terminate the LTPA.

The provision of Non Tasking Services is on a firm price basis (i.e. charges are set for the initial five year period) thereby exposing QinetiQ to risks inherent in such contracts, as discussed below under the section headed "An increasing number of QinetiQ's contracts expose QinetiQ to risks inherent in fixed price contracts."

The LTPA provides that the scope and price of Non Tasking Services be renegotiated every five years in accordance with a detailed pricing model and a review of the contracted capabilities. There is no obligation on the MOD to require a certain volume or minimum volume of Non Tasking Services during the next five year period. Renegotiations over the scope and price of Non Tasking Services (NTS Price) are due to commence, according to a contractual process, in September 2007, and the first five year periodic change takes effect in April 2008.

QinetiQ Limited provides Tasking Services on an on-demand basis and pricing for each Task is agreed separately, in accordance with the Questionnaire on Method of Allocation of Costs (QMAC), on either a firm price or an ascertained cost-plus-profit basis reflecting the level of risk to be taken by QinetiQ Limited. The LTPA provides no minimum volume or value of Tasking Services.

If QinetiQ Limited fails to maintain the quality of its services, or if the LTPA is terminated early by the MOD due, *inter alia*, to consistently poor performance by QinetiQ Limited or by either party due to disagreement about the renegotiated NTS Price (as described in paragraph 16.10 in Part XVII: "Additional Information"), or if there is substantial decline in Tasking Services, or in the MOD's need (in future five year periods) for Non Tasking Services or if QinetiQ Limited's actual costs for Non Tasking Services exceed the NTS Price, then in any such case the Group's business, financial condition or operating or financial results could be materially adversely affected.

QinetiQ's US and UK Government contracts contain unfavourable provisions.

Under UK Defence Contract (DEFCON) and US Federal Acquisition Regulations (FAR) standard terms, QinetiQ's contracts contain provisions and are subject to laws and regulations that give the US and UK Governments contractual rights and remedies, some of which are not typically found in commercial contracts, including allowing these governments to:

- modify, curtail or terminate their contracts at their convenience and regardless of QinetiQ's performance, or decline to extend or renew a contract;
- limit QinetiQ's ability to compete for certain related follow-on contracts under conflict of interest clauses;
- claim rights in systems, software and technology developed by QinetiQ;
- impose accounting requirements that require certification and disclosure of all cost and pricing data in connection with certain contract negotiations and audit costs;
- restrict the use and dissemination of information classified for defence or security purposes and the export of certain products and technical data;
- suspend or disbar QinetiQ from doing business with the relevant government or with a government agency, either permanently or on the basis of alleged violations in respect of ethical standards in dealing with the public sector; or
- control or prohibit the export of QinetiQ's products, data and technology developed under the relevant contract.

If significant terms (such as pricing) of certain of QinetiQ's contracts or subcontracts are modified or curtailed, or if certain of QinetiQ's contracts or subcontracts are terminated by an agency of the UK or US Governments and QinetiQ is unable to win new government contracts to offset the lost turnover, QinetiQ's business, financial condition or results of operations could be materially adversely affected.

QinetiQ's contractual and constitutional arrangement with the MOD could limit its ability to pursue certain commercial opportunities.

The MOD will continue to hold a Special Share and remain a party to the Principal Agreement after the Global Offer, giving it the ability, among other things, to:

- prohibit or restrict QinetiQ from undertaking activities deemed to be "defence manufacturing" by the MOD;
- veto any proposed contract, transaction, arrangement or activity which may result in what the MOD considers to be an unacceptable ownership, influence, control or activity of QinetiQ contrary to the defence or security interests of the United Kingdom; and
- require QinetiQ's Board to take appropriate action to protect the defence or security interests of the United Kingdom.

In addition, the Principal Agreement with the MOD provides that certain QinetiQ assets and capabilities which are considered to be of strategic importance by the MOD may not be disposed of or ceased by QinetiQ without the express consent of the MOD and must be kept in good working order by QinetiQ at all times. Although the MOD is required to reimburse QinetiQ for the cost of maintaining these Strategic Assets pursuant to the Principal Agreement, delays in such reimbursement could have a material adverse effect on QinetiQ's cash flows.

The Principal Agreement also includes provisions under which the MOD may require QinetiQ to dispose of its interests in any member of the QinetiQ Controlled Group that is in breach of the Compliance Regime and/or any associate (as detailed in IAS 28) of a member of the QinetiQ Consolidated Group that is engaged in defence manufacturing.

Accordingly, the MOD could limit QinetiQ's ability to pursue certain commercial opportunities. Any restrictions on QinetiQ's ability to form commercial relationships, conduct desired research activities or dispose of assets could have a material adverse effect on QinetiQ's business, financial condition or operating or financial results. See paragraphs 5.2(C), 15.3 and 16.5 of Part XVII: "Additional Information" for a more detailed description of the Special Share, Strategic Assets and the Principal Agreement.

QinetiQ may be unable to compete effectively with its existing or any new competitors.

In 2002, the MOD introduced phased competition to the areas of work QinetiQ performs in defence research. If the MOD decides to set targets for the diversification of sources of supply or accelerate the pace of its "phased competition" project or extend competitive bidding to additional areas of its research business, or if work that has previously been awarded to QinetiQ is instead awarded to other parties, it could materially adversely affect QinetiQ's business, financial condition or operating or financial results.

Furthermore, QinetiQ faces increased international competition. There can be no assurance that QinetiQ will be able to compete successfully against its current or future competitors or that the competitive pressures it faces will not result in reduced turnover or market share or seriously harm its business.

QinetiQ derives significant turnover from contracts and tasking orders awarded through a competitive bidding process.

A significant number of QinetiQ's contracts and tasking orders with the UK and US Governments and other customers, including renewals or extensions of previous contracts, are awarded through a formal competitive bidding process. QinetiQ expects that much of the business that it will seek in the foreseeable future, with the exception of work generated by the LTPA, will continue to be awarded through competitive bidding. The competitive bidding process presents a number of risks, including substantial cost and managerial time and effort to prepare bids and proposals for contracts that it may not win and incorrectly estimating the resources and cost structure that will be required to service any contract. QinetiQ may also face additional competition in the bidding process, particularly in relation to MOD research contracts, either from existing competitors or new market entrants, and expense, delay or loss of an awarded contract if its competitors protest or challenge awards of contracts to it. Finally, QinetiQ may be disadvantaged in the bidding process for overseas contracts by US Government preferences for US bidders or other bidders based on socio-economic factors.

Failure to win material bids, including the Defence Training Rationalisation programme, could restrict QinetiQ's growth opportunities for the future.

An increasing number of QinetiQ's contracts expose QinetiQ to risks inherent in fixed price contracts.

QinetiQ has an increasing number of contracts pursuant to which it receives a fixed price (i.e. charges are set for the duration of the contract) for certain services irrespective of the actual costs it incurs. Consequently, if QinetiQ fails either to estimate costs accurately upon entry into the fixed price contract or to control costs during the term of the fixed price contract, any costs in excess of the price must be absorbed by QinetiQ and may affect its ability to sustain existing levels of profitability or to obtain future contract awards. In addition, if QinetiQ's cost estimates are too high, its competitive position or reputation could be adversely affected.

Furthermore, under cost reimbursement contracts, which are often subject to a contract-ceiling amount, QinetiQ is generally reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if QinetiQ's costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, it may not be able to obtain reimbursement for all such costs.

Failure to estimate costs accurately could affect QinetiQ's ability to sustain existing programmes or obtain future contract awards.

QinetiQ's expansion into the United States may not be successful.

QinetiQ has invested significant time and effort and incurred significant expense in executing a strategic development plan in the US. QinetiQ has acquired four US companies since October 2004, with two of these acquisitions completing in September 2005. QinetiQ's expansion into the technology, systems engineering and technical assistance and IT service markets in the US may not be successful due to a number of factors, including:

- dependence on contracts with US Government agencies for a significant portion of QinetiQ's North American turnover;
- shifts in priorities in US defence and security spending;
- changes in US Government contracting policies;
- loss of small business status and related turnover;

- possible disputes with third parties in relation to QinetiQ's rights to use the "QinetiQ" trademark;
- competition for government business in the US market;
- inability to retain executives or other key personnel in the US;
- failure to realise synergies;
- liabilities from acquired companies; or
- failure to maintain effective additional internal controls, including financial and other reporting procedures.

As part of its strategy, QinetiQ intends to continue to evaluate acquisition candidates, with a focus on companies with complementary skills and market opportunities, particularly in the United States. However, QinetiQ may fail effectively to identify or execute strategic acquisitions or investments in the United States in the future.

If QinetiQ's expansion into the United States is not successful for any reason, its business, financial condition or operating or financial results could be materially adversely affected.

QinetiQ's proxy agreements significantly limit its control and influence over its US subsidiaries.

Certain of QinetiQ's US subsidiaries, Apogen, Foster Miller, Westar and Planning Systems, are currently required by the US National Industrial Security Program (NISP) to maintain facility security clearances and to be insulated from foreign ownership, control or influence. To comply with the NISP requirements, QinetiQ North America, Inc. has entered into proxy agreements with the US DoD and these subsidiaries. These proxy agreements significantly limit QinetiQ's control and influence over these US subsidiaries.

Under the proxy agreements, QinetiQ is required, among other things, to appoint at least three individuals who are US citizens holding the requisite security clearances as holders of proxies to vote QinetiQ North America, Inc.'s shares in its US subsidiaries, with the power to exercise all prerogatives of share ownership and agree to perform their role in the best interests of the subsidiaries and consistent with the national security concerns of the United States. QinetiQ does not have any board representation and does not have any right to participate in board meetings at any of these subsidiaries. QinetiQ may not remove the proxy holders except for acts of gross negligence or wilful misconduct or for breach of the proxy agreements (with the consent of the US Defence Security Service). Accordingly, QinetiQ is significantly limited in its ability to control or influence the operations of these US subsidiaries. See paragraph 16.21 of Part XVII: "Additional Information" for a more detailed description of the relevant proxy agreements.

The facility security clearances granted to Apogen, Foster Miller, Westar and Planning Systems may be revoked in the event of a breach of the relevant proxy agreements, or if it is determined by the US DoD that termination is in the national interest. If any or all of these facility security clearances are revoked, QinetiQ may lose all or a substantial portion of its classified contracts with US Government agencies and QinetiQ's business, financial condition or operating or financial results could be materially adversely affected.

QinetiQ's success depends on its ability to develop and commercialise key technologies.

QinetiQ's commercial and defence markets are characterised by rapidly changing technologies and evolving industry standards. Accordingly, QinetiQ's success and, in particular, the success of QinetiQ's S&DU sector and many of QinetiQ's joint ventures, depends on a number of factors, including its ability to:

- identify, develop, fund and maintain commercial uses for its technologies;
- compress time-to-market for its new technologies at cost-effective prices;
- gain market acceptance for its new technologies; and
- effectively structure its business, through the use of joint ventures and other alliances.

QinetiQ has in the past and may in the future experience delays in completing the development and introduction of new products and technologies. Any delays could result in increased costs of development or divert resources from other projects. If QinetiQ fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than its competitors, its turnover may decline and its business, financial condition or operating or financial results could be materially adversely affected.

The annual Pension Protection Fund (PPF) levy has been applicable to the QinetiQ Pension Scheme from April 2005. There is a risk based levy effective from April 2006 the basis for which is not yet finalised. Based on the draft guidance, the levy payable by QinetiQ may increase depending on an external view of the Group's credit rating and the size of the pension deficit as measured for PPF purposes.

A requirement to increase the pension contribution rates to the QinetiQ Pension Scheme may negatively affect QinetiQ's cash flow. An increase in the value of the liabilities may negatively affect QinetiQ's balance sheet and distributable reserves.

There are potential additional liabilities arising out of the QinetiQ Pension Scheme.

In common with most other UK pension schemes, the QinetiQ Pension Scheme provides guaranteed minimum pensions in respect of pensionable service prior to 6 April 1997 for members who contracted out of the state second pension. Guaranteed minimum pensions are calculated by reference to state pension age, which is unequal as between men and women for those born between specified dates. In common with most UK pension schemes, the QinetiQ Pension Scheme has not equalised these guaranteed minimum pensions which may be contrary to UK and European legislation. Accordingly, the QinetiQ Pension Scheme may be found to have discriminated between the sexes, which would result in the liabilities of the scheme, and therefore its deficit, increasing.

The ambit of the ECJ's decision in *Beckmann v Dynamco Whicheloe Macfarlane* and subsequent related cases is unclear. This case suggested that some early retirement rights transfer under TUPE, but did not specify whether this case had application solely to the special benefits at issue in the case. It is possible that the case has application to redundancy benefits and early retirement rights across all schemes. If applied to the QinetiQ Pension Scheme, this could substantially increase the value of liabilities.

QinetiQ faces additional liabilities and risks under the Pensions Act 2004.

Some of the provisions of the Pensions Act 2004 restrict the freedom of the QinetiQ Group to reorganise itself. These include Section 38, which permits the Pensions Regulator to impose on any employer in the QinetiQ Pension Scheme, or person "connected with or an associate of" any employer in the QinetiQ Pension Scheme, a contribution notice which would require the person to make a contribution to the QinetiQ Pension Scheme, where that person has been party to an act or a deliberate failure to act which has as its main purpose (or one of its main purposes) the avoidance or reduction of a debt that would otherwise fall due from a participating employer to the trustees of the pension scheme under the Pensions Act 2004. The amount of demanded contributions set out in a contribution notice may be either the whole or part of the statutory debt payable to the QinetiQ Pension Scheme (i.e. the amount of the deficit calculated on the buy-out basis). The Pensions Regulator can only make an order where it believes it is reasonable to do so. A person holding alone or together with his associates directly or indirectly one third or more of the voting power of QinetiQ could be the subject of a contribution notice. The terms "associate" and "connected person", which are taken from the Insolvency Act 1986, are widely defined and would include a person holding alone or together with his associates, directly or indirectly, one third or more of the voting power of QinetiQ.

In addition, the Pensions Regulator has power under Section 43 of the Pensions Act 2004 to impose a financial support direction, including, on any company in the QinetiQ Group which is an employer participating in the QinetiQ Pension Scheme, or any other member of the QinetiQ Group, or any person (other than an individual) associated with or connected with that employer, if that participating employer is "insufficiently resourced". If a financial support direction is imposed following Admission, that person would have to provide support to the QinetiQ Group in terms of its obligations to the QinetiQ Pension Scheme; this support could take the form of guarantees or payments.

QinetiQ may not realise the full turnover amounts reflected in its backlog.

QinetiQ's total consolidated contract backlog consists of funded backlog plus negotiated unfunded backlog. Funded backlog refers to QinetiQ's estimate of the amount of turnover it expects to realise over the remaining life of a contract. QinetiQ's funded backlog is subject to numerous uncertainties due to, among other factors, the ability of the UK and US Governments to modify or terminate contracts. QinetiQ's negotiated unfunded backlog represents firm order contracts for which government funding has not been appropriated or otherwise authorised as well as unexercised contract options on QinetiQ's existing contracts. Negotiated unfunded backlog does not include any estimate of future potential task orders that might be awarded.

Due to the uncertain nature of certain of QinetiQ's contracts with the UK and US Governments, it may never realise turnover from some of the engagements that are included in QinetiQ's backlog. The unfunded backlog, in particular, contains amounts that QinetiQ may never realise as turnover because the maximum contract value specified under a government contract or task order is not necessarily indicative of the turnover that will be realised under that contract. If QinetiQ fails to realise as turnover amounts included in its backlog, its operating results may be materially adversely affected.

QinetiQ's operations expose it to the risk of material health and safety and environmental liabilities.

QinetiQ's activities expose it to risks of accidental contamination, non-compliance with environmental, health and safety laws and regulatory enforcement, personal injury, property damage and claims and litigation resulting from such events. The activities of its predecessors and others carried out on its sites before Vesting may have caused contamination that could give rise to QinetiQ needing to undertake remediation. QinetiQ could be liable for clean-up obligations, damages or fines in respect of such matters or potentially subject to adverse publicity.

QinetiQ is subject to increasingly stringent laws and regulations that impose strict requirements for the proper management, treatment, storage and disposal of hazardous substances and wastes, restrict air and water emissions from its operations and require maintenance of a safe workplace. QinetiQ incurs, and expects to continue to incur, substantial capital and operating costs to comply with these laws and regulations. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require QinetiQ to incur costs in the future that could potentially have a negative effect on its financial condition or results of operations.

QinetiQ operates sites in the United Kingdom, particularly test and firing ranges owned by the MOD, which contain lead, expended ammunition, unexploded ordnance and other contaminants, all of which can create environmental contamination. QinetiQ operates on or adjacent to a number of environmentally sensitive sites with major conservation interests, including several sites of special scientific interest and the World Heritage Site at St Kilda in Scotland. Any contamination or damage to these or other sites as a result of QinetiQ's operations could subject QinetiQ to fines, penalties, regulatory sanction and adverse publicity.

QinetiQ is exposed to risks and liabilities that may not be adequately covered by insurance.

QinetiQ is exposed to liabilities that are unique to its activities, the activities of its predecessors and the activities of others carried out on its sites prior to Vesting. A significant portion of QinetiQ's business relates to research and advice in connection with the design, development and manufacture of advanced defence and technology systems and products which may be untested or unproven. These systems and products may require QinetiQ to engage in high-risk activities which contain a danger of injury or death, including trials involving human volunteers, trials involving air, sea and land vehicles, as well as the use of radioactive, toxic, explosive and other hazardous substances.

Several of QinetiQ's products and activities may leave QinetiQ susceptible to claims involving its products. Any accidents as a result of QinetiQ's high-risk activities, or any accidents or incidents involving QinetiQ's products, could subject QinetiQ to fines, penalties, regulatory sanction lawsuits or adverse publicity, which could have a material adverse effect on QinetiQ's business, financial condition or operating or financial results.

In connection with Vesting, QinetiQ assumed certain liabilities of its predecessors (see paragraph 16.1 of Part XVII: "Additional Information"). While QinetiQ maintains insurance for certain of these and other liabilities, and may avail itself of an indemnity from the MOD for certain liabilities, its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs and liabilities which relate to the period prior to Vesting. In addition, catastrophic uninsured claims against QinetiQ or the inability of QinetiQ's insurance carriers to pay otherwise insured claims could have a material adverse effect on QinetiQ's business, financial condition or operating or financial results.

Employee misconduct or failure to comply with laws or regulations could cause QinetiQ to lose customers or its ability to contract with the UK or US Governments.

QinetiQ may be unable to prevent its employees from engaging in misconduct or other improper activities that could adversely affect its business and reputation. In particular, QinetiQ's contracts require it to

comply with legislation and government regulations regarding the protection of classified information, legislation regarding the pricing of labour and other costs in government contracts, environmental laws, export controls legislation and regulation and other applicable laws or regulations. The precautions QinetiQ takes to prevent and detect this activity may not be effective, and a security breach in one of these systems could prevent QinetiQ from being given access to such critically sensitive areas in the future. As a result of employee misconduct, QinetiQ could face fines and penalties, loss of security clearances, default under certain contract provisions and suspension or disbarment from contracting with the UK or US Governments, which could cause its actual results to differ materially from those anticipated.

QinetiQ must comply with a variety of laws and regulations.

The regulatory requirements QinetiQ must comply with are complex and may restrict its ability to conduct its operations, and may also change and require QinetiQ to incur substantial expenditures to comply. The termination of a government contract or relationship as a result, for instance, of a failure to comply with procurement laws or regulations could have an adverse impact on QinetiQ's business, financial condition or operating or financial results and could have a negative effect on its reputation and ability to procure other government contracts in the future. Additionally, under various laws and regulations, QinetiQ is responsible for obtaining and maintaining a wide range of licences, permissions and other consents from various regulatory and other public bodies in connection with its business, and is required to comply generally with the laws of the jurisdictions in which it carries on business. At any moment in time a number of applications will be in place to renew or replace existing licences, permissions and other consents and to obtain new licences, permissions and consents for other activities. Although the Directors believe that QinetiQ has all material licences and approvals, or exemptions from such licences and approvals, there is a risk that at any point in time certain of QinetiQ's licences may have expired, been supplanted by new regulations or been revoked.

QinetiQ's business could be adversely affected by a negative audit by government agencies.

QinetiQ's contracts with the UK and US Government are subject to audit, respectively, by the MOD Pricing and Forecasting Group (the PFG) and the Defence Contract Audit Agency (the DCAA) as well as other government agencies. These agencies may review the costs QinetiQ incurs on UK and US Government contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed and any already reimbursed costs may have to be refunded. If a government audit uncovers any improper activities, QinetiQ may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the UK or US Government. In addition, QinetiQ could suffer reputational harm if allegations of impropriety were made against it. Accordingly, a PFG or DCAA audit could materially affect QinetiQ's competitive position and result in a substantial adjustment to its turnover.

QinetiQ's failure to protect adequately its intellectual property rights in multiple jurisdictions may harm its ability to compete and undermine its development of new technologies.

QinetiQ's commercial success depends, in part, upon its ability to protect its proprietary information and other intellectual property in its portfolio, and to extend intellectual property protection to new innovations. Although QinetiQ's employees are generally subject to confidentiality and other obligations, these protections, as with any other business, may not deter misappropriation of QinetiQ's confidential information even where adequate protections are in place. In addition, QinetiQ may be unable to detect unauthorised use of its intellectual property in order to take appropriate steps to enforce its rights. If QinetiQ is unable to prevent third parties from infringing or misappropriating its patents, copyrights, trademarks or other proprietary intellectual property rights, its competitive position could be harmed and its actual results could differ materially from those anticipated.

Third parties may claim that QinetiQ infringes their proprietary rights and seek to prevent QinetiQ offering and/or using allegedly infringing technologies.

QinetiQ's commercial and defence markets are characterised by new and rapidly changing technologies. Its competitors as well as other companies and individuals may obtain and may have obtained patents or other intellectual property rights protecting technologies in fields similar to or that overlap with those of QinetiQ. If one or more of QinetiQ's products or processes were found by a court to infringe patents or other rights held by others, QinetiQ may be required to stop developing or marketing the products or processes, to obtain licences from the holders of the rights or to redesign the products or processes in such

a way as to avoid infringing those rights. If the rights holder does not offer a licence on commercial terms, and the patent or other intellectual property rights cannot be designed around, QinetiQ could be prevented from developing and marketing the infringing products or processes while the patent or other rights are in force. QinetiQ may also be subject to significant damages or an injunction preventing it from manufacturing, selling, using or offering some of its products or processes in the event of a successful claim of patent or other intellectual property infringement. Furthermore, a significant third party claim could result in management's attention being distracted from current operations. Any of these events could impact adversely QinetiQ's business, financial condition or operating or financial results.

QinetiQ may be subject to changes in, or interpretations of, tax legislation that could impact its tax liabilities.

QinetiQ's tax liabilities will be subject to changes in relevant tax legislation, the interpretation of the legislation by the tax authorities and the nature and tax treatment of the activities it undertakes in the territories in which it operates. QinetiQ seeks advice where uncertainty of tax treatment exists, for instance as a result of new legislation.

Historically, QinetiQ's effective tax rate has been significantly below the statutory UK company rate, mainly due to the availability of research and development reliefs and allowances from HM Revenue & Customs. QinetiQ has agreed a basis for claiming the relevant reliefs and allowances with HM Revenue & Customs, but such arrangements may be subject to change or revision in the future. The quantum of relief obtained would also be impacted by any material reduction in QinetiQ's UK research and development expenditure.

QinetiQ's advisers have confirmed its interpretation that no income tax or national insurance charges should arise for the Company or its employees, in relation to shares in the Company beneficially owned by employees, as a direct consequence of the arrangements leading to Admission and/or Admission itself. However, recent changes in legislation in respect of employment related securities have been interpreted in different ways and are relatively untested in their application in practice.

Any changes to tax legislation, tax authority application of legislation or differences in interpretation of new legislation by tax authorities could significantly increase QinetiQ's tax liabilities which may materially adversely affect its business, financial condition or operating or financial results.

QinetiQ may be affected by special interest groups or adverse public opinion.

QinetiQ conducts trials using human volunteers and, in one instance, is required to use an animal trial prior to conducting similar trials on humans. Such trials could be subject to adverse public opinion and may attract attention from special interest groups. Although such groups have not targeted QinetiQ in the past, there can be no assurance that such groups will not, in the future, focus on QinetiQ's activities in this regard or that any such negative publicity would not adversely affect QinetiQ or its share price.

A number of QinetiQ's UK workforce are represented by trade unions.

A significant number of QinetiQ's UK employees are members of trade unions and some sectors of the business are subject to union recognition agreements. QinetiQ's relationship with the trade unions is therefore important. The presence of unions may limit QinetiQ's flexibility in dealing with its workforce and lead to increased operating costs. In addition, if there is a material disagreement or dispute between QinetiQ and its trade unions, QinetiQ's business could be adversely affected, for example, as a result of increased costs associated with industrial disputes.

QinetiQ could be subject to significant costs in the event of any future restructuring activity.

In the financial year 2005, QinetiQ incurred £25.9 million exceptional restructuring costs in relation to the restructuring of its UK business, in particular, the exit of staff. The level of these costs was high due to the large number of QinetiQ's employees who have long periods of service with QinetiQ and its predecessors under legacy civil service employment terms and include significant redundancy benefits. In the event that QinetiQ were to undertake further restructuring, it is likely that it would be subject to a higher level of costs than businesses in a comparable sector in the UK because of these terms.

Currency risk may adversely affect QinetiQ's results of operations.

An increasing portion of QinetiQ's turnover is generated by its US operations and denominated in US dollars. QinetiQ's pound sterling denominated financial statements can be affected by changes in the

relative value of the US dollar against the pound sterling. Fluctuations in the value of the US dollar in relation to the pound sterling have caused and will continue to cause dollar-translated amounts to vary from one period to another and may distort period-to-period comparisons of financial performance.

A catastrophic event may affect any of QinetiQ's principal sites.

A significant number of QinetiQ's employees work at a few principal sites in the United Kingdom and the United States. A catastrophic incident involving any of these principal sites could result in interruption or closure of QinetiQ's principal sites and, as a result, QinetiQ's business could be materially adversely affected.

QinetiQ may fail to maintain strong relationships with prime contractors, OEMs or subcontractors.

QinetiQ's commercial defence operations in the UK substantially rely on providing technology to the major defence systems integrators and prime contractors, rather than acting as a prime contractor itself. QinetiQ depends on these prime contractor and OEM relationships, as well as on its strategic relationships with certain of its competitors. QinetiQ's business, financial condition or results of operations could be materially adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with it, either because they choose to establish relationships with QinetiQ's competitors or because they choose to directly offer services that compete with QinetiQ's business, or if the government terminates or reduces these other contractors' programmes or does not award them new contracts.

In addition, QinetiQ and, in particular, its North American operations rely on work performed by subcontractors. QinetiQ may have disputes with its subcontractors which could materially adversely affect QinetiQ's ability to satisfy the expectations of its customers. This could adversely affect QinetiQ's reputation, its business, financial condition or results of operations.

2. RISKS RELATING TO THE ORDINARY SHARES

The MOD and Carlyle will continue to be able to exercise substantial control over QinetiQ's business following the Global Offer.

In addition to being QinetiQ's single largest customer, the MOD will, immediately after the Global Offer, hold approximately 23.7 per cent. of the Ordinary Shares (assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and an Offer Price at the mid-point of the Price Range), and will have the right to appoint one board member. The MOD also holds and will continue to hold a "Special Share" which, together with the Principal Agreement, provides it with certain rights, associated with the protection of the defence and security interests of the United Kingdom arising from the ongoing commercial relationship between the UK Government and QinetiQ. The Special Share entitles the MOD to require certain persons who hold (together with any person acting in concert with them) a material interest in QinetiQ to dispose of some or all of their Ordinary Shares. For these purposes, a "material interest" means an interest in: (i) 3 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest would, in the MOD's opinion, be contrary to the defence or security interests of the United Kingdom; or (ii) 10 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest gives rise, in the opinion of the MOD, to a material conflict of interest in certain limited circumstances. In considering whether any particular shareholding would be contrary to the defence or security interests of the UK, the MOD expects to take into account a range of factors, including whether the relevant shareholding may have an adverse effect on the types of criteria listed on page 55 of this document. These include its effect on the availability of defence technology or sensitive information from the UK's international allies. Further information about the Special Share is set out in paragraph 4 of Part IX: "Relationship with the MOD" and paragraph 5.2(C) of Part XVII: "Additional Information". Accordingly, the MOD may be able to influence matters requiring approval of QinetiQ's shareholders, including the election of directors and the approval of business combinations.

In addition, the MOD and Carlyle will have sufficient voting power, on Admission, to, among other things, delay, deter or prevent a change of control, which could deprive shareholders of an opportunity to earn a premium for the resale of their Ordinary Shares over the then prevailing market price.

Immediately after the Global Offer, Carlyle will own approximately 12.9 per cent. of the Ordinary Shares, assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and an Offer Price at the mid-point of the Price Range, and will have the right to appoint one board member.

Accordingly, Carlyle may be able to influence certain matters requiring approval of QinetiQ's shareholders, such as the election of directors and the approval of business combinations.

In addition to ownership of the Ordinary Shares, and subject to Carlyle and the MOD not disposing of any Ordinary Shares after Admission (save for a disposal to a Crown representative or a disposal made under the Global Offer or in connection with the Over-allotment Arrangements) and thereafter maintaining at least a 10 per cent. stake in QinetiQ, Carlyle and the MOD will continue to have the right to appoint one non-executive director each.

The percentage of the Ordinary Shares held by each of the MOD and Carlyle and the Special Share held by the MOD, could make QinetiQ a less attractive acquisition candidate or have the effect of delaying or preventing a third party from acquiring control over it at a premium to the then current price of the Ordinary Shares.

Investors may misinterpret QinetiQ's future financial relationship with the UK Government.

Given the MOD's continued shareholding in QinetiQ following the Global Offer and its current customer relationship with the QinetiQ Group (as described in more detail in Part IX: "Relationship with the MOD"), some investors may assume that if QinetiQ or any other member or members of the QinetiQ Group were to encounter financial, trading or other difficulties in the future the UK Government would provide support to QinetiQ or to the relevant member or members of the QinetiQ Group.

Investors should be aware that neither the MOD, nor any other department or agency of the UK Government, nor any of its or their respective employees, servants or agents has given any guarantee, undertaking or assurance (whether express or implied and whether or not the same is legally binding) to provide any financial or other support (whether in the form of debt, equity or otherwise) to QinetiQ or any other member of the QinetiQ Group or any of its associates at any time in the future. Accordingly, there can be no assurance that the MOD or any other such person will do so.

In particular, there can be no assurance that the MOD or any other such person would undertake any of the above-mentioned actions if QinetiQ, or if any other member of the QinetiQ Group or any of its associates, encounters financial, trading or other difficulties in the future. Investors should not assume that any such support would be provided by any such person in those circumstances.

There has been no prior market for the Ordinary Shares and the price of the Ordinary Shares may be volatile.

Prior to the Global Offer, there has been no public market for the Ordinary Shares. QinetiQ cannot predict the extent to which an active market for the Ordinary Shares will develop or be sustained after Admission, or how the development of such a market might affect the market price for the Ordinary Shares. An illiquid market for the Ordinary Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment in the Ordinary Shares.

The market price of the Ordinary Shares could also fluctuate substantially due to a number of factors, including those referred to in this Part II: "Risk Factors", as well as stock market fluctuations and general economic conditions that may adversely affect the market price of the Ordinary Shares, regardless of QinetiQ's actual performance or conditions in its key markets.

QinetiQ may not be able to pay dividends.

QinetiQ can only pay dividends if it has distributable reserves available. As QinetiQ is a group holding company with no independent operations, it is dependent on its operating subsidiaries for funds which create distributable reserves for it.

UK GAAP is currently used by QinetiQ's subsidiaries. If QinetiQ's subsidiaries were to adopt IFRS in the future, this could potentially lead to a reduction in QinetiQ's distributable reserves.

Future issues or sales, or the possibility of future issues or sales, of a substantial amount of the Ordinary Shares may depress the price of the Ordinary Shares.

Future sales of the Ordinary Shares, or the perception that such sales will occur, could cause a decline in the market price of the Ordinary Shares. Upon completion of the Global Offer, approximately 654,072,881 Ordinary Shares will be in issue, including approximately 154,907,808 Ordinary Shares owned by the MOD and approximately 84,057,843 Ordinary Shares owned by Carlyle, in each case assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and an Offer Price at the mid-point of

the Price Range. In connection with the Global Offer, QinetiQ and the Principal Selling Shareholders have agreed to certain restrictions on the sale or other disposition of QinetiQ's Ordinary Shares, or securities exchangeable or convertible into, or rights exercisable for, Ordinary Shares for a period of 180 days from Admission, except with the prior written consent of the Joint Bookrunners, and except in specified circumstances, details of which are set out in paragraph 17.1 of Part XVII: "Additional Information". In addition, each of the Executive Directors, certain members of Senior Management and certain other senior employees have entered into contractual lock-up agreements. After the selling restrictions associated with these agreements expire, additional shares will be eligible for sale in the open market. See paragraph 17.2 of Part XVII: "Additional Information" for more details of the arrangements. QinetiQ cannot predict whether substantial numbers of the Ordinary Shares will be sold in the open market following the expiry of these restrictions. In addition, future issues or sales of Ordinary Shares could be made by QinetiQ, for example, through a capital increase undertaken by QinetiQ to fund an acquisition or for another purpose. An issue or sale of a substantial number of Ordinary Shares, or the perception that such issues or sales could occur, could materially and adversely affect the market price of the Ordinary Shares and could also impede QinetiQ's ability to raise capital through the issue of equity securities in the future.

US and other non-UK holders of the Ordinary Shares may not be able to exercise pre-emption rights.

In the event of an increase in QinetiQ's share capital, holders of the Ordinary Shares are generally entitled to certain pre-emption rights unless these rights are excluded by a resolution of the general meeting of shareholders.

US holders of the Ordinary Shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the Ordinary Shares issuable upon exercise of such rights or an exemption from the registration requirements is available. QinetiQ has no current intention to file any such registration statement, and it cannot assure prospective investors that any exemption from the registration requirements would be available to enable US or other overseas shareholders to exercise such pre-emption rights or, if available, that it will use any such exemption.

PART III—GLOBAL OFFER STATISTICS

Price Range[1]	165p to 205p
Number of Ordinary Shares in issue following the Global Offer[2][3][5][8]	654,072,881
Number of Ordinary Shares in the Global Offer[2][3][5][8]	314,837,350
Number of new Ordinary Shares in the Global Offer[3][5][8]	81,081,081
Number of existing Ordinary Shares in the Global Offer[2][3]	233,756,269
Maximum number of existing Ordinary Shares subject to Over-allotment Arrangements[4]	47,225,603
Expected market capitalisation of QinetiQ at the Offer Price[5][8]	£1,210,034,830
Percentage of Ordinary Share capital in the Global Offer[2][3][8]	48.1%
Estimated net proceeds receivable by QinetiQ in the Global Offer[6]	£135,000,000
Estimated net proceeds receivable by the Selling Shareholders in the Global Offer[7]	£421,753,361

Notes:

(1) The Offer Price may be set within, above or below the Price Range. To the fullest extent permitted by law, applications received in respect of the Priority Offer are irrevocable and are based on the amount the applicant wishes to invest and not a number of Ordinary Shares or the Offer Price. It is expected that the Pricing Statement containing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer will be published on or about 10 February 2006. Further details of the Global Offer are contained in Part XI: "Details of the Global Offer".

(2) Assumes that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements.

(3) May be increased or decreased at the discretion of QinetiQ and the Selling Shareholders following consultation with the Joint Bookrunners. It is expected that the Pricing Statement containing the number of new Ordinary Shares and/or existing Ordinary Shares to be sold in the Global Offer will be published on or about 10 February 2006.

(4) The maximum number of Ordinary Shares subject to the Over-allotment Arrangements will be 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer.

(5) Assumes that the Offer Price is set at the mid-point, being 185 pence, of the Price Range. The market capitalisation of QinetiQ at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will equal or exceed the Offer Price.

(6) Stated after deduction of underwriting commissions and other estimated fees and expenses of approximately £15 million.

(7) Stated after deduction of underwriting commissions and other estimated fees and expenses of approximately £10.7 million and assumes that the Offer Price is set at the mid-point of the Price Range, and no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements.

(8) Assumes that the maximum number of Ordinary Shares offered under the US Priority Offer are acquired. Further details of the US Priority Offer are contained in Part XI: "Details of the Global Offer".

PART IV—TIMETABLE FOR THE GLOBAL OFFER[1]

Event	2006
Latest time and date for receipt by Lloyds TSB Registrars of completed Priority Offer Application Forms under the UK Priority Offer from UK Eligible Employees	11 a.m. on 6 February
Latest time and date for receipt of indications of interest from institutional investors under the Institutional Offer	12 noon on 9 February
Publication of the Pricing Statement containing the Offer Price[2]	10 February
Expected commencement of conditional dealings[3]	8:00 a.m. on 10 February
Latest time and date for receipt by Bank of New York of completed Priority Offer Application Forms under the US Priority Offer from US Eligible Employees	4 p.m. (EST)[5] on 10 February
Admission and expected date of issue and commencement of unconditional dealings	8:00 a.m. on 15 February
Ordinary Shares credited to CREST accounts (where applicable)[4]	15 February
Posting of share certificates in respect of Ordinary Shares (where applicable)[4]	by 3 March

Notes:

(1) Except where otherwise stated, references to times are to London times. Each of the times and dates are indicative only and subject to change.

(2) The Pricing Statement will not automatically be sent to persons who receive this document but it will be available for collection from QinetiQ's principal place of business and its registered office as set out on page 22.

(3) It should be noted that if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

(4) Or as soon as practicable thereafter. Temporary documents of title will not be issued.

(5) Eastern Standard Time.

PART V—DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE, PRINCIPAL PLACE OF BUSINESS AND ADVISERS

DIRECTORS

Sir John Alexander Raymond Chisholm	Chairman
Graham Carvell Love	Chief Executive Officer
Douglas Russell Webb	Chief Financial Officer
Sir David Bryan Lees	Deputy Chairman, Senior Independent Non-executive Director, Chairman of Compliance Committee and Nomination Committee
Nicholas Lawrence Luff	Non-executive Director, Chairman of Audit Committee
Dr Peter John Fellner	Non-executive Director, Chairman of Remuneration Committee
Noreen Doyle	Non-executive Director
Glenn Allen Youngkin	Non-executive Director
Colin Victor Balmer	Non-executive Director

COMPANY SECRETARY AND GENERAL COUNSEL

Lynton David Boardman

REGISTERED OFFICE

85 Buckingham Gate
London
SW1E 6PD

PRINCIPAL PLACE OF BUSINESS

Cody Technology Park
Farnborough
Hampshire
GU14 0LX

JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS

Credit Suisse Securities (Europe) Limited
One Cabot Square
Canary Wharf
London
E14 4QJ

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

JOINT LEAD MANAGERS

Credit Suisse Securities (Europe) Limited
One Cabot Square
Canary Wharf
London
E14 4QJ

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

J.P. Morgan Securities Ltd.
125 London Wall
London
EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

INDEPENDENT FINANCIAL ADVISER TO THE COMPANY AND THE PRINCIPAL SELLING SHAREHOLDERS

ABN AMRO Rothschild
250 Bishopsgate
London
EC2M 4AA

LEGAL ADVISER TO THE COMPANY

Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

LEGAL ADVISER TO JOINT SPONSORS, JOINT GLOBAL CO-ORDINATORS, JOINT BOOKRUNNERS AND JOINT LEAD MANAGERS

Freshfields Bruckhaus Deringer
65 Fleet Street
London
EC4Y 1HS

LEGAL ADVISER TO THE MOD

Simmons & Simmons
CityPoint
One Ropemaker Street
London
EC2Y 9SS

LEGAL ADVISER TO CARLYLE

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

AUDITORS AND REPORTING ACCOUNTANTS

KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

REGISTRARS AND RECEIVING AGENTS

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Bank of New York
101 Barclay Street
New York
New York 10286
USA

PART VI—PRESENTATION OF STATISTICAL DATA AND OTHER INFORMATION

1. MARKET AND INDUSTRY DATA

All references to market data and research, industry statistics and forecasts and other such information in this document consist of estimates based on data and reports compiled by industry professionals, organisations, analysts, publicly available information or QinetiQ's knowledge of its sales and markets. The third-party data used herein comprises: published UK Government budgets and expenditure plans, European Space Agency Reports, National Audit Office Reports, published UK Government policy papers, the Defence Industrial Strategy White Paper, the Dstl corporate plan 2005–2009, the 2001 Dstl framework document, the Dstl Trading Fund Order 2001, published ministerial statements and speeches, the US DoD National Defense Budget, published data from the US Office of Management and Budget and the US Center for Homeland & Global Security, a privately commissioned study from Accenture and other publicly available third-party data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. QinetiQ confirms that information sourced from a third party has been accurately reproduced, and as far as QinetiQ is aware and has been able to ascertain from the published third party information, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, QinetiQ confirms that the statements in Part IX: "Relationship with the MOD" and Part XVII: "Additional Information" in relation to the policies, plans, views, expectations or intentions of the MOD have been sourced from a private comfort letter to the Company and the Directors from the MOD and, as far as the Company is aware and is able to ascertain from information published by the MOD, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, QinetiQ has not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases QinetiQ has made statements in this document regarding its industry and its position in the industry based on internal surveys as well as its own experience. While QinetiQ believes these statements to be reliable, they have not been independently verified, and neither QinetiQ nor the Selling Shareholders make any representation or warranty as to the accuracy of such information set forth in this document.

2. FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements", including statements about QinetiQ's beliefs and expectations. In particular, the words "expects", "anticipates", "plans", "intends", "estimates", "may", "should", "believes" and similar expressions can be used to identify forward-looking statements. These statements are based on the Directors' expectations of external conditions and events, current strategy, plans and the other objectives of management, and estimates and projections of QinetiQ's financial position. Although the Directors believe these expectations to be reasonable at the date of this document, they may prove to be erroneous. Forward-looking statements involve known and unknown risks and uncertainties and speak only as of the date they are made. Investors are hereby cautioned that certain important factors could cause actual results or outcomes to differ materially from those expressed in forward-looking statements. These factors include, but are not limited to:

- defence budgets which are subject to review and change from time to time and the level of available funding open to private contractors in the United Kingdom and United States;
- the winning of new business or retention of previous business through a competitive bidding process;
- the continued growth of QinetiQ's US business and the availability of attractive candidates for further acquisitions; and
- the level of pensions liability QinetiQ accrues, given market conditions and actuarial factors.

Additional factors that could affect QinetiQ's ability to achieve its objectives and could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under Part II: "Risk Factors".

Save as required by law or by the Listing Rules, Prospectus Rules and Disclosure Rules, QinetiQ will not publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Directors' expectations or to reflect events or circumstances after the date of this document.

3. FINANCIAL INFORMATION

All references to "pounds sterling", "sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom. All references to "US dollars" and "US$" are to the lawful currency of the United States. All references to "A$" are to the lawful currency of Australia. All references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community as (amended.)

Unless otherwise indicated, the financial information contained in this document has been expressed in pounds sterling. In addition, solely for convenience, this prospectus contains translations of relevant currencies to pounds sterling at specified rates. The functional currency of QinetiQ is pounds sterling as the majority of its operating and financing activities are conducted in pounds sterling. The functional currency of QinetiQ's US subsidiaries is the US dollar. The functional currency of each of QinetiQ's non-UK and non-US subsidiaries is determined according to the currency used to conduct the majority of its operating and financing activities. On consolidation, income statements of subsidiaries are translated into pounds sterling at average rates of exchange. Balance sheet items are translated into pounds sterling at period end exchange rates. Indicative exchange rates of the pound sterling against the US dollar used for financial information are shown below:

Period	Average pound sterling to US dollar rate	Period end rate
Year ended 31 March 2003	1.55	1.58
Year ended 31 March 2004	1.71	1.84
Year ended 31 March 2005	1.85	1.89
Three months ended 30 June 2005	1.83	1.77
July 2005	1.78	1.78
August 2005	1.83	1.83
September 2005	1.76	1.76
October 2005	1.78	1.78
November 2005	1.73	1.73
December 2005	1.73	1.73

Percentages in tables have been rounded and, accordingly, may not add up to 100 per cent. Certain financial data have been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

The financial information relating to QinetiQ for the three years ended 31 March 2003, 2004 and 2005 as set out in Section B: "UK GAAP Historical Financial Information" of Part XV "Historical Financial Information" has been prepared in accordance with UK GAAP.

QinetiQ will be required to prepare the Group's next annual financial statements on the basis of international financial reporting standards (IFRS) in compliance with Regulation EC 1606/2002. In preparation for its transition to IFRS, QinetiQ has prepared special purpose restated financial information for the year ended 31 March 2005 and financial information for the six months ended 30 September 2004 and 2005 (IFRS Historical Financial Information). The financial information for the six months ended 30 September 2004 is unaudited and for the six months ended 30 September 2005 is audited.

QinetiQ has also prepared unaudited consolidated pro-forma financial information as at 30 September 2005 (as set out in Part XVI: "Unaudited Pro-Forma Financial Information"). The IFRS Historical Financial Information (as set out in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information") and the unaudited pro-forma financial information have been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. The Directors have made assumptions about the accounting policies expected to be applied, which are set out in note 1 to Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information", when the first annual IFRS financial statements are prepared for the year ending 31 March 2006. Accordingly, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 March 2006 are subject to change and additional interpretation and therefore cannot be determined

with certainty. The accounting policies for that annual period will only be finally determined when the annual financial statements are prepared for the year ending 31 March 2006.

4. NON-GAAP FINANCIAL MEASURES

EBITDA and EBITDA before exceptional items or restructuring costs

Parts of this document contain information regarding earnings before interest, tax, depreciation and amortisation (EBITDA and EBITDA before exceptional items or restructuring costs), which are sometimes used by investors to evaluate the efficiency of a company's operations and its ability to employ its earnings toward repayment of debt, capital expenditures and working capital requirements. There are no generally accepted accounting principles governing the calculation of EBITDA and, as a non-GAAP measure, the criteria upon which EBITDA is based can vary from company to company. References to EBITDA or EBITDA before exceptional items means profit on ordinary activities before interest, taxation, profit or loss on disposal of fixed assets, exceptional restructuring costs and investment impairment, goodwill amortisation and impairment and depreciation of tangible fixed assets as extracted from Section B: "UK GAAP Historical Financial Information" of Part XV: "Historical Information". References to EBITDA before restructuring costs in this document are to profit for the period before tax, finance income and expense, profit on disposal of non-current assets and impairment of assets held for sale, restructuring costs, depreciation of property, plant and equipment and amortisation of intangible assets and impairment of goodwill and current asset investments, as extracted from Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information". EBITDA, EBITDA before exceptional items and EBITDA before restructuring costs, by themselves do not provide a sufficient basis to compare QinetiQ's performance with that of other companies and should not be considered in isolation or as a substitute for profit for the period as an indicator of operating performance, or as an alternative to cash flow from operations as a measure of liquidity as reported under UK GAAP or IFRS.

Operating profit before goodwill amortisation and impairment and exceptional items or operating profit before restructuring costs, amortisation of intangible assets and impairment of goodwill and current asset investments

References to operating profit before goodwill amortisation and impairment and exceptional items in this document are to the total operating profit after acquisitions before goodwill and exceptional items, as extracted directly and without adjustment from the financial information included in Section B: "UK GAAP Historical Financial Information" of Part XV: "Historical Financial Information". References to operating profit before restructuring costs, amortisation of intangible assets and impairment of goodwill and current investments in this document are extracted directly and without adjustment from the financial information included in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information". These measures are supplemental measures of the QinetiQ Group's performance and are not required by, or presented in accordance with, UK GAAP or IFRS. The Directors believe that these are appropriate measures of trading performance of the business, principally because they exclude non-recurring items such as exceptional items as well as intangible amortisation and impairment. They exclude:

- operating exceptional items, which relate to restructuring costs and some asset impairments; the restructuring costs were as a result of restructuring QinetiQ's UK business into two market facing sectors and the restructuring activity following the PPP Transaction; the asset impairments arose from a reduction in the value of the investment in pSivida Limited and fixed asset impairments following a management review of the carrying value of plant, machinery and vehicles; and
- amortisation and impairment of goodwill and intangible assets and current asset investments.

These measures by themselves, do not provide a sufficient basis to compare QinetiQ's performance with that of other companies. They have their own limitations as analytical tools and should not be considered in isolation from, or as a substitute for, analysis of QinetiQ's results of operations and other performance measures, as reported under UK GAAP or IFRS.

Operating expenses before goodwill amortisation and impairment and exceptional items

Operating expenses before goodwill amortisation and impairment and exceptional items, as used in this document is a non-GAAP financial measure which the Directors believe is an appropriate measure principally because it excludes non-recurring items such as exceptional items. Operating expenses before

goodwill amortisation and impairment and exceptional items has been extracted without material adjustment from the financial information included in Section B: "UK GAAP Historical Information" of Part XV: "Historical Financial Information". The operating exceptional items relate to restructuring costs and some asset impairments as described above within the operating profit before goodwill amortisation and impairment and exceptional items. Operating expenses before goodwill amortisation and impairment and exceptional items has its own limitations as an analytical tool and should not be considered in isolation from, or as a substitute for analysis of, QinetiQ's results of operations and other performance measures, as reported under UK GAAP.

Free cash flow

Free cash flow is a non-GAAP liquidity measure. Free cash flow extracted from the UK GAAP results comprises the net cash flow arising from operating activities, returns on investments and servicing of finance, tax paid and capital expenditure and financial investment. Free cash flow extracted from the IFRS results comprises cash flow from operations, tax paid, interest paid and received and the purchase and sale of intangible assets, property, plant and equipment. Free cash flow as used by the Group covers all the items that are required under UK GAAP and IFRS to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment, or purchase and sale of intangible assets, property, plant and equipment. It is therefore a sub-total but may not be comparable to similarly titled measures used by other companies. The Directors believe the measure assists users of the financial information in understanding the Group's cash generating performance as it comprises items which arise from the running of the ongoing business. Where appropriate, separate discussion is given to acquisitions, disposals and preference share dividends and redemptions. Free cash flow does not necessarily reflect all the amounts which the QinetiQ Group has either constructive or legal obligation to incur.

5. SOURCES OF FINANCIAL INFORMATION

Unless otherwise indicated, financial information relating to QinetiQ (such as turnover and operating profit) for the three years ended 31 March 2005 has been extracted without material adjustment from the financial information included in Section B: "UK GAAP Historical Information" of Part XV: "Historical Financial Information" (which has been prepared in accordance with UK GAAP).

Unless otherwise indicated, financial information relating to QinetiQ (such as turnover and operating profit) for the six months ended 30 September 2004 and 2005 has been extracted without material adjustment from the financial information included in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information" (which has been prepared in accordance with IFRS in issue that are or are expected to be endorsed by the EU and effective (or available for early adoption) at March 2006).

Values attributed to customer contracts are, unless otherwise stated, unaudited and are based on the Directors' expectations of turnover expected to be derived over the whole period of such contracts.

Values attributed to backlog of customer contracts are, unless otherwise stated, unaudited and are based on the Directors' expectations of the total turnover expected to be derived over the remaining period of such customer contracts.

Values attributed to orders are, unless otherwise stated, unaudited and are based on the the Directors' expectations of the total value expected to be derived from those orders received during the periods stated. The analysis of orders is sourced from the unaudited management accounts.

Turnover by stream is, unless otherwise stated, unaudited and is derived from the accounting records that formed the underlying basis of, but are not found in, the financial information included in Part XV: "Historical Financial Information".

6. DEFINITIONS

Certain terms used in this document, including capitalised terms and certain technical terms, are defined and explained in Part XVIII: "Definitions" and Part XIX: "Glossary of Technical Terms".

PART VII—SELECTED FINANCIAL INFORMATION

This Part VII sets out selected historical financial information for the Group for the periods indicated below. The summary financial information for the Group provided below in respect of the financial years ended 31 March 2003, 2004 and 2005 has been extracted without material adjustment from the UK GAAP Historical Financial Information (which has been prepared in accordance with UK GAAP) in Section B "UK GAAP Historical Information" of Part XV: "Historical Financial Information" of this document.

The selected financial information for the Group provided below in respect of the financial year ended 31 March 2005 and the six months ended 30 September 2004 and 30 September 2005 has been extracted without material adjustment from the IFRS Historical Financial Information in Section D of Part XV: "Historical Financial Information", which has been prepared in accordance with the International Financial Reporting Standards (IFRS) in issue that either are or are expected to be endorsed by the EU and effective (or available for early adoption) at 31 March 2006 (refer to note 1 in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information"). The IFRS financial information for the six months ended 30 September 2004 is unaudited.

UK GAAP and IFRS differ in a number of significant respects. A reconciliation of the differences between UK GAAP and IFRS is set out in note 46 of the IFRS Historical Financial Information in Section D of Part XV: "Historical Financial Information".

Selected profit and loss account and balance sheet information—UK GAAP basis

	Year ended 31 March		
	2003	2004	2005
	£m	£m	£m
Turnover	774.9	795.4	872.4
EBITDA before exceptional items	77.2	96.1	109.1
Operating profit before exceptional items, goodwill amortisation and impairment	35.7	54.1	69.3
Profit on ordinary activities before taxation	10.7	51.3	81.0
Profit on ordinary activities after taxation	7.1	41.2	74.0
Intangible assets	(89.9)	(85.3)	70.4
Tangible assets	504.0	428.2	392.1
Net assets excluding pension liabilities and net debt	386.2	308.0	485.1
Net debt	(133.2)	(3.6)	(195.2)
Defined benefit pension scheme net liabilities after deferred tax and MOD pension indemnity	(112.9)	(79.2)	(75.8)
Net assets	140.1	225.2	214.1

Selected income statement and balance sheet information—IFRS basis

	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
	£m	£m	£m
Turnover	855.9	369.0	473.5
EBITDA before restructuring costs and profit on disposal of interest in equity accounted associate (pSiMedica Limited)	104.3	45.1	56.0
Profit on disposal of equity interest in pSiMedica Limited	17.1	17.1	—
EBITDA before restructuring costs	121.4	62.2	56.0
Operating profit before restructuring costs, amortisation of intangible assets and impairment of goodwill and current asset investments	82.5	43.8	37.3
Profit before tax	78.0	73.9	42.9
Profit for the period	72.3	57.8	35.1
Adjusted profit for the period(1)	54.2	18.1	24.9
Goodwill and intangible assets	168.8	12.0	384.0
Properties, plant, equipment and investment property	374.5	382.7	346.5
Net assets excluding pension liabilities and net debt	546.9	383.7	695.8
Net debt	(176.6)	(22.2)	(332.7)
Defined benefit pension scheme net liabilities after deferred tax and MOD pension indemnity	(76.2)	(82.8)	(132.7)
Net assets	294.1	278.7	230.4

(1) Adjusted profits for the period before the deduction of preference dividends.

1. COMPANY OVERVIEW

QinetiQ is a leading international defence and security technology company. The Group delivers innovative research-based technology solutions and support services to governmental organisations including the UK Secretary of State for Defence (MOD), UK national intelligence and security agencies, the US Department of Defense (US DoD), the US Department of Homeland Security (US DHS) and other US intelligence and security agencies. Additionally, it services leading aerospace, defence and security OEMs and blue-chip commercial customers around the world.

Over the past 50 years, QinetiQ has built up significant intellectual capital being a leading supplier of defence research to the UK Government. In 1993, the UK Government transferred its non-nuclear defence research establishments to a separate trading fund (originally as the Defence Research Agency (DRA) and subsequently as the enlarged Defence Evaluation and Research Agency (DERA)). In 2001, the majority of DERA was transferred into QinetiQ Limited and to date the UK is the only advanced nation to permit, on this scale, its national defence laboratories to be transformed into a separate entity as an arm's length commercial enterprise and to operate as a private sector entity. Today, QinetiQ has approximately 11,400 talented employees who contribute to the development of its intellectual capital base by winning customer-funded research assignments and exploiting QinetiQ's strengths in technology research by selling systems solutions, products and licences into a broad spectrum of defence, security, technology and other commercial markets.

The Directors believe that QinetiQ's position as a supplier of defence and security technology and expert services is likely to grow in importance as national defence policy makers increase their emphasis on technology insertion and modernisation of existing defence platforms. New defence and security threats have required nations world-wide to rethink their defence and security priorities and, as a result, to focus on the rapid development of new and flexible defence technologies, constantly evolving security and counter-terrorism products and the upgrading of platforms already in service. The Directors believe that QinetiQ's expertise and research-based technology solutions are well suited to meet the demands of this new environment.

QinetiQ's core offerings can be summarised as follows:

- providing expert technical services to governments and commercial organisations in relation to the procurement and evaluation of defence and security products;
- undertaking innovative funded research on behalf of customers and understanding where technology might best help satisfy customer objectives; and
- using the skills of its employees to market QinetiQ's intellectual capital through the provision of technology rich services, products and bespoke solutions to client problems.

QinetiQ's competitive strengths are based on the application of its intellectual capital, its deep knowledge of customer needs and its inventory of customer-funded intellectual property and leading technologies.

Although QinetiQ's skills and technologies have application in a broad range of markets, QinetiQ's strategy is to focus on three principal markets: the UK defence market, related commercial markets (including security and counter-terrorism) and the North American defence and security market. QinetiQ's businesses are grouped into three sectors broadly aligned to its strategic areas of focus: Defence & Technology (D&T), Security & Dual Use (S&DU) and QinetiQ North America (QNA) and are managed through operating units based on a combination of skill sets, specialist facilities and customer orientation.

D&T represents the core of QinetiQ's UK defence business, delivering research-based technology solutions and managed services that support the UK's armed forces and those of its allies, as well as being a significant generator of QinetiQ's intellectual property and cash flow.

S&DU draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent security and commercial markets. It has a track record of generating revenue and crystallising value through royalties, licence fees, equity realisations, joint ventures and technology transfer-based transactions.

QNA has leading positions in its segments of the North American defence and security market having developed a three-legged business model focused on Technology, Systems Engineering & Technical

Assistance (SETA) and IT Services. QinetiQ has built its platform in this market both organically and through the acquisition of technology-rich companies closely aligned to its traditional core UK business.

The Directors believe that QinetiQ's heritage as part of the UK's national defence laboratories has given it a unique position in the market and that there is no direct equivalent to QinetiQ that competes with it across the full breadth of its capabilities. However, each market in which QinetiQ operates is subject to different competitor groupings, which include both major defence companies and smaller niche players.

In the year ended 31 March 2005, QinetiQ's turnover and operating profit before exceptional items, goodwill amortisation and impairment (under UK GAAP) was £872.4 million and £69.3 million respectively demonstrating significant growth from the prior year (£795.4 million and £54.1 million respectively), improved operating margin and a continuing record of solid conversion of profits into cash. The breakdown of turnover and operating profit by sector is shown below:

Turnover
£872.4 million


QNA
8%
S&DU
16%
D&T
76%

Operating profit[(1)]
£69.3 million


QNA
12%
S&DU
11%
D&T
77%

(1) Before exceptional items, goodwill amortisation and impairment.

With the recent acquisitions of Foster Miller Inc., Planning Systems Inc., Westar Aerospace & Defence Group Inc. and Apogen Technologies Inc. having been completed in North America (as described more fully under "QinetiQ North America" below), QNA currently contributes a significantly greater proportion of turnover and operating profit than it did for the year ended 31 March 2005. Foster Miller, Planning Systems, Westar and Apogen, each acquired by QinetiQ during the previous 16 months, delivered a combined turnover of £240.3[(2)] million and operating profit of £23.8[(2)] million in their last full year accounts, prior to acquisition.

The Company will be classified in the ICB Aerospace and Defence sector and the Board expects the Company to become a constituent member of the FTSE 250 Index.

2. COMPANY STRENGTHS

QinetiQ's key strengths can be summarised as follows:

Profitable core business in UK defence which is both cash generative and technology rich—

- *profit and cash flow*—QinetiQ's strong position in its core UK defence market provides a solid foundation for the Group's cash flow and profit generation;
- *intellectual capital*—QinetiQ's UK business enjoys a market leading position in the MOD research programme from which it is able to generate intellectual property and enhance its technological skills and expertise on a customer-funded basis; and
- *in-depth knowledge of a diverse contract and customer base*—in addition to the Long Term Partnering Agreement, QinetiQ benefits from in-depth knowledge of its diverse customer and contract base, comprising multiple MOD customers in the UK, as well as a broad range of commercial customers.

This robust business model, which has evolved over more than 50 years of operating in the UK defence arena, provides strong cash flows and technology expertise across a broad range of technologies to drive increased levels of growth across the Group.

(2) This financial information is based on US GAAP and on the accounting policies of those subsidiaries prior to acquisition.

Breadth of technology — QinetiQ's solutions-based approach to its customers' challenging and complex problems has allowed it to develop a significant inventory of technology across a diverse range of defence and security research areas, from high end technology such as Tarsier® (QinetiQ's airport runway hazard detection system), Talon® (mobile robots used in the disposal of explosives) and Borderwatch (QinetiQ's people screening and detection system); through support capabilities such as systems engineering, systems integration, operational analysis and training systems; to fundamental technical research in, for example, optronics, materials, aerodynamics and radar, including QinetiQ's advanced technology mast for HMS Ark Royal.

Strongly positioned to benefit from fast growing areas of defence technology in the UK and the US — a major trend in government defence policy in recent years has been a shift towards the need to manage new and unpredictable threats, producing a corresponding change in defence needs and priorities. This trend places an increasing emphasis on the rapid application of technology to adapt and upgrade existing equipment. These upgrades will often rely on advanced research-based technologies of the sort in which QinetiQ excels. The Directors believe that this trend is likely to continue in the foreseeable future, with corresponding procurement requirements becoming increasingly complex. Growth in expenditure on both defence technology capable of rapid insertion into existing platforms and on technology-based services is expected to accelerate both in the UK and the US. QinetiQ, as a leading defence technology provider, is strongly positioned to benefit from this new trend.

Proven technology driving growth in adjacent non-defence markets such as security and counter-terrorism — QinetiQ delivers a combination of world class technology, access to high growth security and counter-terrorism markets, proven commercial success and significant cross-selling potential. QinetiQ's experience in delivering new technology to rapidly evolving markets underpins its growth potential in these fast-growing and increasingly competitive markets. QinetiQ's ability to evolve, develop and leverage these technologies for different customer bases in other areas of its business allows it to remain at the forefront of technological innovation not only in its core markets but also in numerous important niche areas, such as space, energy, aviation, telecommunications and human sciences.

Strong growth in North America — QinetiQ has built a complementary North American platform that draws on its UK heritage of intellectual capital and stands as a significant pure play defence technology services supplier to the US market — the largest market in the world for defence security and technology products. QinetiQ benefits from diversity in its customer and contract base with multiple customers in the US DoD and other government agencies in the US. QinetiQ already enjoys significant scale in the North American market and the Directors believe that this market presents significant further growth opportunities for the Group.

Complementary US acquisitions — by selecting acquisition candidates close to its core competencies in the UK and which have a complementary culture to its existing US business, QinetiQ has succeeded in establishing a fast growing platform in North America. In addition, QinetiQ manages its US subsidiaries through a proxy board which allows these companies to contract as US controlled companies whilst continuing to have access to QinetiQ's UK defence research and technology inventories, subject to the UK's normal security and export controls.

Experienced management team and skilled personnel — QinetiQ's strong and experienced senior management team have an average of 17 years' defence industry experience. Sir John Chisholm, Graham Love and Andrew Sleigh (Managing Director, Defence & Technology) have 15, 14 and 32 years' tenure, respectively, with the QinetiQ Group, its predecessors and business partners. The management team is supported by a significant pool of highly qualified employees representing one of QinetiQ's most valuable assets. At present about 95 per cent. of QinetiQ's UK workforce carry MOD and UK national security clearances ("secret" and above). Additionally, over 550 of QinetiQ's UK staff are cleared to even higher levels allowing QinetiQ to deploy personnel on programmes relating to the most sensitive levels of national security. In the US, a significant proportion of QinetiQ's employees have US national security clearances allowing them to work on "secret" programmes and above. For example, 83 per cent. of Westar's workforce are security cleared, of which 8 per cent. are cleared to work on top secret programmes.

Proven financial track record — QinetiQ has a track record of delivering growth, improving profitability and strong cash conversion. This has been evidenced recently through its ability to fund a significant acquisition programme, particularly in North America, without recourse to shareholders or the need to leverage its balance sheet excessively.

3. GROWTH STRATEGY

Since 1993, QinetiQ has evolved into a vibrant, efficient, customer focused business from its origins as a public sector organisation. This process was accelerated in 2001 when QinetiQ became a distinct legal entity separate from the MOD and in 2003, by the introduction of Carlyle as a strategic partner.

QinetiQ's strategy is designed to build on this platform, focusing on the following five key elements:

- **Continued focus on MOD customers**—the continuing focus on the development of the MOD business is critical to maintaining QinetiQ's market leading position in the UK, unique access to intellectual property and solid cash flow. This customer base remains the cornerstone of QinetiQ's business whose focus evolves with the UK Government's defence policy and broader science and technology strategy. QinetiQ's breadth of capabilities and offerings in this environment differentiates QinetiQ's business model from others in the industry and the Group intends to continue to seek new opportunities by extending its operations into other areas of MOD business.
- **Further penetration of defence markets**—QinetiQ intends to extend its research-based technology solutions and service provision, as well as develop opportunities in partnership with defence contractors in the UK, North America and other markets, to yield greater involvement in defence equipment programmes and procurement initiatives.
- **Application of technologies and services to adjacent non-defence markets**—QinetiQ intends to target growth in those markets where QinetiQ's expertise and technologies give it a competitive advantage and the potential to create value, such as in security and counter-terrorism and niche civil markets.
- **Focus on the development of QinetiQ's North American business**—QinetiQ intends to continue to deliver organic growth from its rapidly developing North American platform, and to supplement its US capabilities in order to strengthen the penetration of QinetiQ's UK technologies and services into the North American market. QinetiQ intends to continue to target acquisition opportunities in North America.
- **Selective acquisitions**—the QinetiQ Group continues to seek bolt-on acquisitions where the Directors consider they would accelerate growth within QinetiQ's core business units and add niche capabilities and new customer bases to complement its existing business.

QinetiQ's long-term goals are to deliver 50 per cent. of its business in North America and for operating margins to reach an average of 10 per cent. across the Group.

4. DEFENCE AND SECURITY MARKET OVERVIEW

Defence

In the year ended 31 March 2005, 87 per cent. of QinetiQ's turnover came from defence markets in the UK, US and elsewhere.

Key trends in defence spending

The Directors believe that within the overall UK and US defence spending budgets, there are drivers, common to both countries, which have and will continue to change the nature of defence spending in ways that are beneficial to QinetiQ.

Defence policymakers in the UK and the US have responded to the new, more diverse and unpredictable threats faced by these nations by reconsidering the needs of modern armed forces. The experience of conflicts in Afghanistan and Iraq, and of the "War on Terror," have reinforced the emphasis placed on armed forces being capable of being deployed rapidly and globally, on being mobile, inter-operable with allies, and being equipped with the most modern technological systems. In particular, the focus of modernisation has been on command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), and on developing network enabled capability with information superiority and precision attack systems.

These changes have placed a premium on technology and on inserting it effectively into new and existing platforms. Since 2001, the changes in defence policy of the US DoD have confirmed that the US market has and continues to react to the changed environment.

The Defence Industrial Strategy White Paper (DIS) published by the MOD in December 2005 recognised the importance of the defence industry in meeting UK military needs. For the first time, the UK

Government has set out the industrial capabilities needed to be retained in the UK, and how the MOD should seek to engage with the industrial base to meet its requirements.

A key consideration in forming the DIS is the changing and complex challenges imposed by the global security environment, implying increasing emphasis on the ability to support and upgrade throughout the life of defence equipment. In its strategic overview, the DIS says: "This means the future business for the defence industry in many sectors will be in supporting and upgrading platforms, rapidly inserting technology to meet emerging threats, fulfil new requirements and respond to innovative opportunities, not immediately moving to design the next generation". The DIS sees "an increasingly important role for industry in delivering cost-effective military capability, managed on a through-life basis; this provides significant opportunity for existing and new suppliers to the market". Emphasis is placed on the increasing role of sophisticated technologies in underpinning the UK's battle winning military capability, and the importance of development, exploitation and insertion of world class technology: "A strong and innovative science and engineering base in the UK Government research agencies, industry and universities is essential to meet this need". Common features of the various acquisition models for engagement with industry include the importance of ensuring maximum openness to innovation from all potential suppliers at layers below the prime contractor, the importance of partnerships between prime contractors and the sub-system suppliers that often provide the critical capabilities, and the need for sovereignty to be retained over the ability to upgrade equipment rapidly and insert key technologies. The DIS also places emphasis on a strong UK defence industry and recognises "the need to improve the earned profit margins available to industry based on good performance if we are to attract global investment capital into the UK defence industry".

The Directors believe that the DIS confirms the opportunity open to QinetiQ in the UK defence market. In particular, its focus on insertion of innovative technology, on openness in the supply chain for sub-systems and on through-life support play to QinetiQ's strengths and reinforce its growth plans.

The Directors believe that the companies best positioned to benefit from changes in UK defence spending trends are those which possess relevant experience and domain knowledge and can provide the support, sustainability and through-life capability that the evolving defence arena requires. QinetiQ's experience and knowledge enables it to produce leading edge technologies; to provide innovative solutions for upgrading legacy in-service equipment; and to provide procurement advice or systems integration skills on new platforms, which are increasingly more sophisticated.

Finally, in recent years defence agencies have increasingly contracted with the private sector for the procurement of a wide variety of services and support functions, including the provision of training, IT support, test and evaluation, and platform maintenance. In the UK, this is evidenced by the use of private finance initiatives (PFIs) and public private partnerships (PPPs) (such as the PPP of QinetiQ itself). In the US, statutory limitations on staffing levels and an increasing number of retirements are forcing the US DoD to turn to service companies to provide support on programme management and procurement programmes.

UK defence spending

In 2005, the UK defence budget was the second largest defence budget in the world behind the United States. UK defence spending has risen steadily, on a Total DEL basis, from £28 billion in the financial year ended March 2003 to an expected level of £31 billion in the financial year ending March 2006, with an increase to £33 billion likely by the financial year ending March 2008. The expenditure for the financial years ending March 2006, March 2007 and March 2008 was set as part of the 2004 Spending Review, published in July 2004. The actual level of resources available to the MOD in any one year may be adjusted to reflect additional funding to meet the net additional costs of military operations.

The UK defence budget supports, as of 2005, 13 top level budget areas in the MOD, all of which are QinetiQ's customers. Allocations to these individual budget areas and to individual projects are determined as part of regular internal departmental planning rounds. It is expected that a 2006 planning round will review or confirm allocations for the financial year ending March 2008 and set provisional budgets for subsequent years. These will be reviewed during 2007 in light of the outcome of the 2007 Comprehensive Spending Review, which will set the budget for the financial years ending March 2009 to March 2011.

Three MOD organisations, the Defence Procurement Agency (DPA), the Defence Logistics Organisation (DLO) and Science Innovation Technology (SIT) are particularly important for QinetiQ's UK business.

Based on the financial year ending March 2006, the DLO has the highest resource budget of £7.6 billion, followed by the DPA with a resource budget of £2.6 billion. SIT currently has a resource budget of £504 million. This includes operating costs as well as funding for nuclear and non-nuclear research costs. The principal component of the SIT budget is the MOD's research programme. Based on current assumptions, the MOD's present expectation is that the share of the overall UK defence budget for the financial years ending March 2006 to March 2008 taken by the DPA, DLO and SIT top level budgets will remain broadly constant. Further information on the MOD's research budget structure is set out in paragraph 15.1 of Part XVII: "Additional Information".

US defence spending

The US national defence budget is by far the largest in the world and, since 2001, has experienced significant growth at a compound annual growth rate of 7.2 per cent. to 2005. The Office of Management and Budget estimates that the US DoD budget will grow from $400 billion in the financial year ended 30 September 2005 to $492 billion in the financial year ending 30 September 2010, excluding supplemental budget requests. This sustained, slower growth in defence spending is due in part to expected public spending constraints attributable to US Government budget deficits.

However, the Directors believe that this slowdown in growth may affect various components of the budget differently, and that QinetiQ can benefit from the current key trends in defence spending as detailed above. For instance, US Government spending on information technology has a particular emphasis on defence and security, with approximately $27 billion directed to the US DoD while more than $10 billion directly supported homeland security in 2005.

In 2005, QinetiQ estimated that its addressable market in the US totalled over $210 billion. This includes $69 billion of the US DoD budget allocated to research, development, test and evaluation and $78 billion allocated to procurement, both of which comprise the principal defence and security market for contractors such as QinetiQ in the US. In addition, QinetiQ estimates its addressable market to include approximately 30 per cent. ($41 billion) of the US DoD's operations and maintenance budget, as well as 60 per cent. ($25 billion) of the US DHS allocations, including supplemental budget requests.

Security and counter-terrorism

Since 2001, the global security market has evolved into a large and rapidly growing market, driven by the increasing requirement to protect the public, international, national and regional infrastructure and private businesses against evolving and less predictable threats as well as against the normal levels of crime and insurgency. In particular, the US DHS spending (non-US DoD discretionary budget) is expected to be approximately $31.3 billion in 2005, and is expected to grow to $36 billion in 2010. In the UK, the counter-terrorism/resilience budget was £1.5 billion in 2005, and is expected to grow to £2.1 billion in 2008.

Global spending by governments on homeland security and counter-terrorism is estimated at approximately $572 billion in 2005. Of this, the potential market available to technology and service providers such as QinetiQ is estimated to be approximately $37 billion (excluding personnel, facilities and manned-guarding costs).

The infrastructure, physical security and information assurance sectors in which QinetiQ participates are fast growing segments of the security and counter-terrorism market. The global infrastructure and physical security market is valued at approximately $30 billion in 2005 (approximately $7 billion of which relates to QinetiQ's currently targeted markets) and is expected to grow to about $56 billion in 2009. This sector focuses on technologies that provide tracking, detection and surveillance that have capabilities to secure borders and protect high value or iconic buildings and events. The information assurance sector focuses on fundamental requirements for the secure hosting of information and information systems penetration testing and assurance. The global information assurance market has increased in size to approximately $6.7 billion in 2005, with the US accounting for about 58 per cent. of this market segment, and is expected to grow to $11 billion in 2008.

Niche civil markets

QinetiQ operates in a number of niche sectors of large and growing commercial markets by leveraging technology and capabilities originally developed for defence markets. For example, the total European institutional space market (in which QinetiQ's expertise is focused on providing technology and consulting services to government customers) was estimated, in 2002, to exceed €2.8 billion per annum. QinetiQ

estimates that within the institutional space market, the market segment for small satellite systems, which is an increasingly important business focus for QinetiQ, has been estimated to be €800 million per annum.

Other commercial markets in which QinetiQ participates through research and development contracts, consultancy and support services, specialised products and intellectual property licensing are often niche opportunities in large overall markets such as civil aviation, oil and gas exploration and production, telecommunications, electronics and healthcare.

5. HISTORY

QinetiQ has its origins as part of the MOD's defence research laboratories, and can trace its heritage from the birth of powered flight in the UK at Farnborough, through the development of radar at Malvern during the Second World War to inventions such as thermal imaging, carbon fibre, liquid crystal displays and internet technologies during the Cold War years.

In 1991, the UK Government placed its non-nuclear defence research laboratories into an executive agency of the MOD, the DRA. The DRA was formed with the purpose of commercialising the operations of the UK's defence research laboratories whilst operating as a separate financial entity on arms-length terms from the UK Government. The DRA became a trading fund in 1993, and following significant improvements in operating performance, acquired 11 other agencies and operating units from the MOD in 1995 to form DERA.

Following a restructuring in 2001, certain functions of DERA, encompassing the majority of the organisation's capabilities for defence and security and amounting to approximately three quarters of DERA, were formed into QinetiQ Limited, an entity which is a wholly-owned subsidiary of the Company. The remaining functions of DERA which the MOD believed, following public consultation, should not be transferred to the private sector, were separated to form the Defence Science and Technology Laboratory (Dstl). These functions principally related to sensitive UK Government chemical and biological defence and government to government considerations. Further information on Dstl is set out in paragraph 5 of Part IX: "Relationship with the MOD".

In 2002, the MOD selected Carlyle as a strategic partner to further grow the value of the business, and in 2003, as part of the PPP Transaction, Carlyle acquired 30.5 per cent. of the ordinary equity which represented 51 per cent. of the voting equity of QinetiQ.

The QinetiQ Group began its expansion into the North American market in 2001 by establishing QinetiQ Inc. to develop its US market opportunity and provide a channel for sales of QinetiQ's UK developed technologies in the North American market. The resources available to QinetiQ Inc. were substantially increased in 2003.

QinetiQ further expanded its presence in North America by acquiring Westar and Foster Miller in 2004 and Apogen and Planning Systems in 2005. Westar currently intends to complete the acquisition of a small US based company by the end of February 2006.

Other recent acquisitions include HVR Consulting Services Limited, a niche UK based defence consultancy provider, in 2004 and Verhaert Design and Development NV, a Belgian space technology business, in September 2005.

6. BUSINESS ORGANISATION

QinetiQ is organised into three sectors: **Defence & Technology**, **Security & Dual Use** and **QinetiQ North America**. These three sectors are broadly aligned to QinetiQ's three principal markets: the UK defence market, related commercial markets (including security and counter-terrorism) and the North American defence and security market. Within these markets, QinetiQ covers a broad range of technology areas which include:

- networks, information technology, software development and integration, data architecture modelling—used in critical command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) and other security applications;
- avionics and vetronics—including navigation and control, unmanned aerial, maritime and surface vehicles, aerodynamics, vehicles and personnel systems;
- weapon systems and modelling—including munitions, explosives and air range services;

- above-water and underwater maritime platforms, systems and hydrodynamics;
- electromagnetics, sonar, acoustics, radar and signal processing—including applications for sensing, detection, testing and electronic warfare, maritime sensors, oceanography;
- communications—including voice, data, multimedia, mobile, secure GPS and satellite communications;
- human sciences—including behaviour testing, physical testing, simulations and machine interface;
- robotics—robotic vehicles and automation;
- structural, smart and stealth materials; and
- optronics—including thermal imaging, micro-electronic and mechanical systems (MEMS), high-speed transistors and optical processing.

6.1 DEFENCE & TECHNOLOGY

Introduction

QinetiQ's D&T sector is a major supplier of innovative technology, managed services and procurement & capability support in the UK defence sector. D&T exploits its heritage of intellectual property derived from UK Government defence research and continues to be a market leader in the development and exploitation of MOD research technologies in support of UK Government defence interests.

D&T is the largest of QinetiQ's sectors, generating turnover of £664.9 million and operating profit before exceptional items, goodwill amortisation and impairment of £53.6 million in the year ended 31 March 2005 (under UK GAAP).

D&T generates revenue through four business streams:

- MOD Research: providing customer-funded defence research to the MOD;
- Technology Supply: using intellectual property from customer-funded defence research to provide technology-based solutions to OEMs, defence prime contractors, UK and other government agencies and a number of technology driven civil industries;
- Procurement & Capability Support: providing advice to the MOD in relation to the acquisition, effective sustainment and use of defence equipment; and
- Managed Services: providing long-term management services in respect of MOD owned assets.

The Compliance Regime enables QinetiQ to discharge a unique role as both a provider of defence technology and a supplier of expert impartial advice to the MOD. Further details of the Compliance Regime are set out in paragraph 3 of Part IX: "Relationship with the MOD" and paragraph 15.2 of Part XVII: "Additional Information".

D&T's position in this market has allowed it to develop a growing inventory of products across many non-nuclear defence technology areas, which as well as being central to UK defence activity, supports and drives growth opportunities across the S&DU and QNA sectors.

D&T's technologies, when taken together with the materials and optronics technologies in the S&DU sector, give QinetiQ an exceptional breadth of capabilities, which excludes only nuclear, chemical and biological technologies in the defence market. This breadth of technology capability gives QinetiQ a competitive advantage in the market place. QinetiQ has long been a market leader in innovation, from the invention of high resolution radar in the 1940s, to the advances made in liquid crystal display (LCD) technology in the 1970s. This process continues and is today recognised by customers as one of QinetiQ's distinguishing features.

QinetiQ is able to apply this knowledge and experience to provide integrated solutions across a whole range of systems and platforms from land (including vehicles and infantry), sea (including surface ships and submarines), and air (including fixed wing, rotary and UAVs) to guided weapons, munitions and satellites, allowing it greater access to end markets than many of its competitors.

As at 31 March 2005, D&T had a portfolio of more than 1,100 (more than 1,340 as at 30 September 2005) customer contracts with total funded backlog of approximately £412 million as at 30 September 2005, in addition to £5.1 billion in respect of the LTPA.

Business streams

MOD Research

QinetiQ and its predecessor organisations have been the MOD's principal supplier of defence technology research for over 50 years, a position which QinetiQ has retained despite the introduction by the MOD of phased competition into its research programme since 2002. MOD customers recognise that QinetiQ is a strong and experienced supplier with world class capabilities able to support them in making key decisions and in developing innovative and timely solutions to their problems. Indeed, QinetiQ has strengths in 46 out of 52 of the technology priority areas defined in the recent MOD Defence Industrial Strategy White Paper. Moreover, in a recent speech, the Minister for Defence Procurement, Lord Drayson described QinetiQ as a "world class" defence science and technology organisation.

Most MOD research contracts are awarded pursuant to work specifications formulated or approved by MOD research directors who have responsibility for managing the MOD's research programme. Since the formation of QinetiQ in 2001/2002, the MOD has introduced competition progressively into its research programme and has awarded a declining percentage of its research budget to QinetiQ without competition. This element of non-competed work is expected to fall to zero by April 2008. QinetiQ has maintained market leadership in this domain, despite the introduction of increased competition.

The MOD awards the majority of remaining research contracts through competitive bidding processes. D&T will often lead a consortium in bidding for research contracts which can include OEMs, major defence prime contractors, university institutions or other smaller market participants having specific expertise in niche areas of research. In the three years ended 31 March 2005, D&T won an average of approximately 60 per cent. of all its contested MOD research bids.

In the year ended 31 March 2005, the D&T sector derived turnover of £188.8 million from MOD research. D&T has more than 250 MOD research contracts valued at between £100,000 and £5 million. Its diverse portfolio of MOD research contracts demonstrates D&T's strength in this sector.

D&T's strengths in defence research are illustrated by the following examples:

- Preparing People For Operations, a six year enabling contract, where QinetiQ formed a consortium of industry and academic players, to undertake research in improving human effectiveness across all aspects of UK defence forces operations, with an expected total value of £20 million;
- numerous programmes exploring light-weight concept designs for radar and electronic warfare systems capable of being mounted in small, unmanned aircraft, with contract values totalling over £6 million;
- a combat aircraft high-performance radar research programme looking at the benefits of electronically-scanned arrays against difficult targets; this contract is potentially worth over £6 million and has possible additional exploitation value;
- advanced processing concepts for passive sonar operation, utilising QinetiQ's strengths in submarine operations and other programmes in this field; and
- development of innovative guided weapon seeker, guidance and navigation technologies by a QinetiQ led team, to offer QinetiQ the opportunity to develop stronger collaborative links with the guided weapons industry.

Further details in relation to the MOD's research budget structure are set out in paragraph 15.1 of Part XVII: "Additional Information".

Technology Supply

QinetiQ builds on its position as a leading supplier of defence research to the MOD to work with OEMs and migrate MOD-funded research into operational equipment in the armed forces. The MOD places a high priority on exploitation of research for UK defence needs. Partnering with prime contractors supplying equipment to the MOD is the primary element of this business stream. In addition, QinetiQ has been successful in providing technology support to the US and other governments.

In most of its MOD research contracts, QinetiQ is granted ownership of any intellectual property created, subject to the MOD retaining free user rights for defence (including police and civil defence) purposes. D&T is able to deploy its defence expertise and intellectual assets gained from its MOD commissioned research activities across a range of UK and international defence procurement programmes, both

domestically and internationally and into wider commercial fields. The aerospace market, for example, offers D&T a range of niche opportunities in test facilities, design and special components.

As a technology services provider, D&T does not seek to position itself as an OEM or to compete directly with OEMs as a prime contractor for major MOD defence procurement projects. It is therefore able to capitalise on its strengths in defence research to supply research-based technology solutions directly to any OEMs or other defence prime contractors across the MOD and non-UK defence procurement programmes. To date, over 97 per cent. of applications to the MOD to supply defence research to the commercial defence market have been approved under the Compliance Regime. Further details on the Compliance Regime are set out in paragraph 3 of Part IX: "Relationship with the MOD" and paragraph 15 of Part XVII: "Additional Information".

D&T has enjoyed significant growth in Technology Supply turnover in recent years, with turnover from these activities rising from £60.8 million in the year ended 31 March 2003 to £96.9 million in the year ended 31 March 2005.

Key roles secured by Technology Supply include:

- **electric drive for US Future Combat System (FCS) programme**—in August 2005, QinetiQ won a significant competitive contract to provide intellectual property and development know-how in relation to electric drive systems; this contract allows for an additional royalty stream from future product sales, which may include upgrades to existing land vehicles;
- **sonar**—synthetic aperture sonar provided to SAAB Bofors Underwater Systems AB for use in its mine countermeasures prototype;
- **electronic warfare systems**—use of electronic warfare system products in equipment programmes for the UK and US armed forces and other government customers, both as a partner to prime contractors and directly to governments; QinetiQ currently has contracts with a number of prime contractors including BAE Systems and L3-Com as well as various national governments;
- **advanced technology mast**—an advanced technology cross-section mast for the Royal Navy's aircraft carriers based on novel frequency-selective materials developed by QinetiQ and utilising knowledge of ship structures and the operating characteristics of naval radars; and
- **wind tunnel**—a ten-year agreement to provide access to QinetiQ's wind tunnel, the largest in Europe, to Boeing for experimentation on new civil aircraft models.

Procurement & Capability Support

Within this stream, D&T provides the MOD (particularly the DPA and DLO) and its customers with:

- research-based solutions to overcome technology related problems in defence equipment projects; and
- expert, impartial technical support and advice for defence equipment projects.

QinetiQ is particularly well positioned to support MOD customers in responding to increasingly complex proposals from defence contractors. D&T provides support in relation to both the acquisition of defence equipment and subsequently throughout the life cycle of the equipment programme. In this role, D&T will often work in close partnership with the MOD and defence prime contractors as part of the MOD's Integrated Project Teams (IPTs), whose function is to manage defence equipment projects.

D&T provides technical support and advice in forming system specifications, assessing bids, managing risks, enhancing the use of existing equipment, defining acceptance and conducting acceptance and release-to-service tests. As part of an IPT, D&T will often provide assistance to the MOD and prime contractors in overcoming technology related problems. IPTs also task QinetiQ to provide solutions to Urgent Operational Requirements (UORs) issued by the MOD, where upgrades or new equipment concepts are developed and delivered against extremely short timescales.

In order to maintain its position as a provider of impartial and trusted advice to the MOD in procurement programmes, QinetiQ implements appropriate internal procedures which allow it to meet the requirements of the Compliance Regime. D&T's independence from OEMs (as reinforced through the Compliance Regime) and its significant defence expertise strongly underpin its position in this market.

In the year ended 31 March 2005, the D&T sector derived turnover of £182.3 million from its Procurement & Capability Support stream.

Recent examples which highlight D&T's strengths in the Procurement & Capability Support stream include:

- **Bowman procurement support**—QinetiQ has provided support to the Bowman IPT for several years, the most recent example being a £2.8 million contract won in July 2005 to provide a range of technical offerings and human sciences consultancy;

- **integrated support to the Tornado programme**—QinetiQ is working with the Tornado IPT on a three year contract, providing release-to-service recommendations, independent technical advice, formulation of requirements, capability assurance and logistics management support with a value of over £6 million in 2005; most of this work is done with BAE Systems which is the aircraft design authority;

- **integrated support to the Typhoon programme**—QinetiQ provides a comprehensive package of support to the Typhoon IPT under a three year contract, which generated £14.1 million of turnover in the year ended 31 March 2005, including test and evaluation services and wide ranging technical advice to support integration, qualification and certification activity; support areas range from propulsion, aerodynamics and software through mission systems, training and human factors;

- **mission training through distributed simulation (MTDS) capability concept Demonstrator**—This is a £7.8 million contract won by QinetiQ in September 2005, to determine the requirement for a training facility for the RAF; a QinetiQ led team won this contract against a rival team led by a major defence prime contractor;

- **independent test and evaluation services for the Advanced Jet Trainer**—QinetiQ has been contracted to provide a programme of independent test and evaluation services with a value of £4.4 million for the Hawk 128 trainer jet; this includes independent safety assessment, the provision of release to service recommendations and advice on fitness for purpose;

- **mission critical advice**—following a fire on the HMCS Chicoutimi submarine in October 2004, QinetiQ was able to run trials on the model of the same class of submarine at its Haslar facility in Gosport which enabled the salvage organisation to quickly determine the optimum method for a successful recovery effort; and

- **UORs**—QinetiQ provided the Royal Navy with an unmanned capability for conducting shallow water influence mine sweeping (SWIMS) operations in extreme high risk littoral waterways; within a six week period QinetiQ applied its unpopulated surface vessel technology and developed 12 operational systems that were successfully deployed and put into operation.

Managed Services

D&T provides managed services that are generally long-term relationships which have a substantial investment or transition component to the programme, and often involve managing assets owned by the MOD. QinetiQ's technology know-how, ability to manage complex programmes and track record in transformation and rationalisation offer distinctive advantages in its managed services contracts. In other cases, QinetiQ forms consortia or participates in joint ventures where D&T's skills in defence managed services and complementary strengths in defence technology and research make it an attractive partner and underpin its position in this market.

In the year ended 31 March 2005, the D&T sector derived turnover of £196.9 million from its Managed Services stream.

D&T is currently involved in the following Managed Services programmes:

- **Long Term Partnering Agreement** (LTPA)—D&T provides a test, evaluation and training capability to assist the MOD in establishing the safe operational performance of defence platforms and weapons, an important prerequisite to the release into service of both new and upgraded equipment.

  The LTPA is QinetiQ's and the MOD's single largest current contract and is expected to provide revenues of up to £5.6 billion (in respect of Non Tasking Services only) over 25 years from its commencement in 2003. QinetiQ derived approximately 22 per cent., 20 per cent. and 19 per cent. of

its total turnover from the LTPA in the financial years ended 31 March 2004 and 2005, and in the six months ended 30 September 2005, respectively.

The LTPA involves D&T maintaining and managing a number of the MOD's air, land and sea test and evaluation facilities where the land and buildings are owned by the MOD but the technical plant and equipment is generally owned by QinetiQ (Non Tasking Services). D&T also carries out test, evaluation and training activities (Tasks) for the MOD's defence programmes under a tasking arrangement incorporated into the LTPA as and when required by the MOD.

The recent MOD Defence Industrial Strategy White Paper highlighted the importance of test and evaluation in identifying, and then reducing, technical, programme and cost risks from the earliest possible stages of acquisition, through both synthetic and physical means. It also restated the MOD's strategic intent in the medium term to retain test and evaluation capability within the UK.

The Non Tasking Services under the LTPA are provided on an agreed firm price basis which is renegotiated every five years in accordance with a detailed pricing model and a review of the contracted capabilities. There is no obligation on the MOD to require a certain volume or minimum volume of Non Tasking Services. The next five year period begins in April 2008.

Each Task is priced separately either on a firm price basis or an ascertained cost-plus-margin basis reflecting the level of risk to be taken by QinetiQ, in accordance with the LTPA and various DEFCONs (standard conditions used by the MOD for procurement contracts). The LTPA does not specify a minimum volume or value of Tasks. These Tasks are recognised as part of D&T's Procurement & Capability Support stream (described above), which underlines the complementary nature of these two businesses. A detailed summary of the LTPA is set out in paragraph 16.10 of Part XVII: "Additional Information"; and

- **Land-Based Test Site**—QinetiQ's land-based test site provides reference facilities for the command and communication systems for all Royal Navy ships and is used to test system integration aspects of any new equipment or upgrades entering service. It is contracted on a rolling five year basis, with a total five year turnover value of up to £37 million. In the year ended 31 March 2005, this contract generated turnover of £6.6 million. QinetiQ's current contract expires in March 2009.

In addition, QinetiQ is a co-sponsor of a planned joint venture currently bidding for two large 25 year contracts to provide training to the UK armed forces as part of the MOD's Defence Training Rationalisation (DTR) Programme. The joint venture is bidding against one other entity for each of the contracts and it is expected that the MOD will announce its preferred bidder in 2006 with completion occurring in 2007.

6.2 SECURITY & DUAL USE

Introduction

QinetiQ's S&DU sector employs its highly qualified research scientists, technologists and engineers to draw upon the wide range of specialised technology originally developed for its traditional government defence and security customers for exploitation in niche civil markets. To optimise turnover from these capabilities QinetiQ has created a portfolio of "dual use" technology solutions, services and products for defence, security and other commercial markets. The commercial offerings are increasingly aimed at the high-growth security and counter-terrorism markets for IT security, physical security and hardware/software security applications.

In addition, S&DU is one of Europe's foremost space technology providers. Its offerings are focused on low cost access to space including small satellites, high altitude long endurance platforms, ion propulsion engines and geospatial information processing.

Furthermore, S&DU complements the D&T sector by offering its clients a range of managed service capabilities such as calibration and support services, real estate, facilities and equipment management.

S&DU brings together many of the expert teams whose defence technologies are most suitable for commercial exploitation. Through these it generates turnover from commercial research and development programmes, new product offerings, licensing and the establishment of "spinout" ventures with commercial partners.

S&DU had turnover of £137.4 million and operating profit before exceptional items, goodwill amortisation and impairment of £7.9 million in the year ended 31 March 2005 (under UK GAAP). As at 30 September 2005, S&DU had a total backlog of £103 million.

Business streams

S&DU divides its business broadly into the following four streams: Security, Space, Technology Development & Exploitation and Managed Services.

Security

Decades of experience in providing advice and security solutions to defence and other UK public sector customers has provided QinetiQ with world class capabilities in information security and assurance, physical security, people screening and specialised hardware and software solutions.

S&DU exploits these capabilities to assist customers in identifying and protecting themselves from risks regarding the security of both their facilities and information systems. S&DU also develops, integrates and provides solutions addressing specific assurance issues in a strategic context and grants licenses and sells technology products which address specific security vulnerabilities.

S&DU's Security stream provides a growing turnover base within S&DU, generating turnover of £24.6 million in the year ended 31 March 2005.

Many of the S&DU sector's products and clients cannot be discussed for confidentiality reasons but some of the Security stream's capabilities and offerings which can be disclosed publicly include:

- **information security and assurance**—including the development of security solutions for IT infrastructures; **QinetiQ Trusted Information Management** (QTIM) offers software assurance, secure hosting, vulnerability scanning, penetration testing, threat assessment, digital forensics and managed services for a diverse range of customers, including the UK Government (and its security services), the MOD, police forces, major UK and international banks and other large blue-chip companies;
- **physical security**—including the development of surveillance and scanning devices. For example, **Tarsier®**, an airport runway hazard detection system exploiting skills gained from advanced military radar research and development programmes; QinetiQ has been awarded a contract by Vancouver International Airport Authority to deploy Tarsier® units on its two main runways. Successful product trials have been held at a number of international airports including London Heathrow and New York JFK. Tarsier® won the Wall Street Journal's Technology Innovation Award in 2005; according to the National Aerospace Foreign Object Damage Prevention Institute, runway hazards cost the aviation industry over $4 billion annually and with over 6,000 runways of over 5,000 feet worldwide to target; the Directors believe this is an important opportunity for QinetiQ;
- **people screening—Borderwatch** is a detection system using millimetre wave technology initially used by the UK authorities (at the Channel Tunnel) and in six other European countries in searching for persons seeking illegal entry; over two million vehicles have been scanned around the UK borders alone, successfully identifying over 9,000 people trying to gain illegal entry; and
- **hardware and software solutions—GPS Enabled Telematics** offers chipsets and software, exploiting world leading expertise in high sensitivity location positioning; this enables accurate location in difficult environments such as urban areas where GPS location is traditionally difficult; though only launched in the second half of 2004, current sales exceed 89,000 chip sets.

Space

S&DU's Space stream is one of the UK's foremost space technology providers with a client base of both government and commercial customers. It is a leading European player in the development of ion engines, small low-cost, fast-to-launch satellites, high altitude unmanned autonomous vehicles, mission design and geospatial information systems. S&DU's Space stream has contributed to a number of high-profile European Space Agency (ESA) missions including the Mars Express orbiter and the forthcoming Gravity field and steady-state Ocean Circulation Explorer (GOCE) mission.

To augment its capabilities in micro-satellites, QinetiQ recently acquired Verhaert Design and Development N.V. a Belgian space technology company. This business focuses on advanced small satellites, advanced space mechanisms, structures and instruments, and facilities for micro gravity research in,

manned and unmanned missions. Verhaert developed the PROBA 1 earth observation satellite currently under contract with the ESA.

S&DU's Space stream generated turnover of £17.9 million in the year ended 31 March 2005.

Key Space stream products include:

- **ion thrusters technology**—S&DU's space technology was selected for use for a flight on ESA's GOCE mission and has been short listed as one of the competing technologies for a major ESA mission to Mercury;
- **'Near Space' Zephyr UAVs**—these very high altitude, ultra-lightweight, long-endurance and low-cost platforms bridge the gap between conventional aircraft and satellite surveillance; these offer a completely new capability to serve as observation and communications platforms;
- **space data reception, processing and distribution systems**—these systems ensure that data generated in space is received by the end-user as quickly as possible; QinetiQ has been awarded the "Maps-on-Tap" contract, providing UK Government departments with access to high quality, up-to-date digital mapping information and decision support tools; and
- **micro-satellites** such as PROBA and TopSat; this is an increasingly attractive market as ESA, governments and major corporates seek access to low-cost space technologies and services.

Technology Development & Exploitation (TD&E)

S&DU has created an extensive portfolio of offerings designed to capitalise on the technologies and research created predominantly for defence markets and has consolidated these activities within the Technology Development & Exploitation stream. This capability brings together world class expertise and laboratory facilities for some of its most advanced technologies in fields such as energy, materials, micro-electronics and optical devices. TD&E delivers its technologies to commercial, security and defence markets in a variety of ways including distribution through research and development contracts, technology licensing and "spin out' technologies into new start-up companies. The stream has placed great focus on commercialising applied technology solutions, providing R&D services for commercial firms and securing research funding from the MOD, the Defense Advanced Research Projects Agency (DARPA) and various other US Government funding sources. For example, in the commercial marketplace, Intel has commissioned S&DU to work on a major research programme for a new transistor technology to make the faster, cooler microprocessors needed over the next decade to keep them at the forefront of the microchip market. As a result of this approach, S&DU's TD&E stream generated turnover of £56.0 million in the year ended 31 March 2005.

S&DU's TD&E stream also takes the lead within the QinetiQ Group in facilitating the transition of QinetiQ's technology research and development results into a viable range of products and solutions for the commercial marketplace. For example, using technology originally developed for the defence market, QinetiQ now manufactures a broad range of nanopowders for a diverse range of potential commercial applications.

TD&E capabilities are broad ranging and include:

- **microelectronic and micro electro-optical components**, including super-fast semiconductors, MEMs (micro-electronic machines) and infrared sensor technologies;
- **advanced optics** for high-speed signal processing and highly integrated optical and opto-electronic systems for security, military, telecommunications and other civil applications;
- **portable power storage**—including high energy-density, high power-density, primary and secondary cells and batteries for military, IT and other uses; low-power usage devices and high-performance physically-small hydrogen and liquid-fuelled fuel cells;
- **gas turbine technologies**—bringing to bear OEM-level experience and expertise to static power generation, aerospace propulsion and other applications and providing advanced specialist instrumentation, test and evaluation services and improved components; and
- ***advanced high-performance light-weight materials***—encompassing the design, development and use of materials such as coatings and advanced polymer composites and structures for demanding military, aerospace, and other applications.

Finally, S&DU manages QinetiQ's UK intellectual property portfolio and drives worldwide licensing of technologies developed within QinetiQ's UK business. See "Intellectual Capital" below for further discussion of QinetiQ's intellectual capital base.

Examples of S&DU's highly promising joint ventures and spinout companies are:

- **Quintel Technology Limited**— a 50/50 joint venture with Consensus Business Group, which has developed a unique antenna-sharing solution for the deployment of 3G network infrastructure, capable of supporting five operators or services on a single antenna. This minimises the environmental impact of unpopular wireless masts, whilst maximising reception coverage. Quintel currently has one site operating with three operators. With approximately 60,000 potential sites in the UK and the rest of Europe, the Directors believe this is an important market opportunity for QinetiQ;

- **pSiMedica Limited**— was spun out of QinetiQ in 2000 to commercialise bioSilicon, biodegradable and biocompatible silicon discovered and patented by QinetiQ focusing on the healthcare sector with critical application in the localised treatment of cancer tumours. pSiMedica was acquired by pSivida (QinetiQ's co-investment partner in pSiMedica) in August 2004. QinetiQ realised a gain of £17.1 million on the sale and maintains a 9.2 per cent. stake in pSivida, a public company listed on the Australian Stock Exchange and on NASDAQ;

- **ZBD Displays Limited**— in which QinetiQ holds a 30 per cent. interest, has developed an LCD display with low power usage and high readability that can retain an image for an extended time (believed to be up to 10 years). ZBD's target sector is the electronic shelf labelling market (currently estimated to be a US$4.5 billion market world-wide). In-store trials of these LCD displays with two major UK retailers began in September 2005; and

- **Aurix Limited**—QinetiQ also owns 80.1 per cent. of Aurix, a software company focused on continuous speech recognition and audio data mining thus leveraging its patented speech technology. Initial target markets include defence and security, call centres and legal customers.

Development opportunities arising out of technologies and research created primarily for the defence markets allow QinetiQ to realise value from its pipeline of technology and intellectual property with funding from external parties as part of joint ventures and partnerships. S&DU has several new ventures in early development phases.

Managed Services

S&DU offers its clients a portfolio of managed services in areas such as fuel and lubricant testing and analysis, instrument calibration and supporting technical services and real estate, facilities and equipment management services.

S&DU's Managed Services activities provided a turnover base of £38.9 million in the year ended 31 March 2005.

Key Managed Services capabilities include:

- **fuels and lubricants**—a range of offerings for defence and commercial customers for fuels and lubricants used in large vehicles such as ships and aircraft. QinetiQ's offerings include technical services, advice and support, operational support, analytical services and monitoring the development of future technology, for example, future fuels;

- **calibration**—S&DU provides calibration and equipment management services for over a dozen leading UK manufacturers, including Rolls-Royce and Goodrich; and

- **estate management services**—S&DU manages an extensive portfolio of real estate in the UK with 32 sites encompassing over 600 hectares and 1300 buildings, providing cost-effective accommodation and support services for QinetiQ's and other third party tenants.

6.3 QINETIQ NORTH AMERICA

Introduction

North America is the world's largest defence and security market and represents a major area of strategic growth for QinetiQ.

QNA established its presence in North America in 2001 through QinetiQ Inc., which served as the principal route to market for the supply of UK research and technology into the North American defence and security markets. From 1 April 2002 until September 2005, QNA has delivered £57.3 million of turnover for QinetiQ's UK based research and technology businesses, demonstrating the competitiveness of QinetiQ's UK developed technologies in this market.

QinetiQ has augmented this organic expansion into the North American market through a number of strategic acquisitions focused on growing market sectors complementary to QinetiQ's technology and expertise. Following a thorough analysis of target companies in 2004 and 2005, QinetiQ completed four successful US acquisitions and has now established critical mass to support growth in its chosen strategic areas. The acquired companies demonstrate similar cultural characteristics to QinetiQ's core UK business and provide a platform to leverage QinetiQ's existing UK-sourced technologies within the US defence market. Given these companies' strong customer relationships, the Directors believe that QNA can compete more effectively as it applies QinetiQ's unique intellectual property inventory and UK technology base to their well established market positions.

QinetiQ is not currently undertaking or planning any major integration of its four US acquisitions, although it is reviewing ways in which the businesses can leverage the increased scale of the QNA sector in areas such as joint marketing, revenue growth acceleration and purchasing leverage.

The success of QinetiQ's strategy in North America has allowed QNA to grow significantly, generating turnover of £70.1 million and operating profit before exceptional items, goodwill amortisation and impairment of £8.1 million in the year ended 31 March 2005 (under UK GAAP).

In the six months ended 30 September 2005, QNA generated turnover of £91.5 million and as at 30 September 2005, QNA had a total backlog of £133 million.

Foster Miller

Foster Miller and its subsidiary, Planning Systems, were acquired by QinetiQ in November 2004 and September 2005 respectively and, together, materially enhance QNA's engineering and technology services capability. In its last two full years prior to acquisition, Foster Miller and Planning Systems had turnover and operating profit of:

Foster Miller[1][4]	Year ended 31 July 2003	Year ended 31 July 2004
	£m	£m
Revenue	56.4	64.7
Income from operations	7.0	10.7

Planning Systems[1][4]	Five month period ended 31 December 2003	Year ended 31 December 2004
	£m	£m
Revenue	10.0	24.3
Income from operations	0.5	1.1

Westar

Westar was acquired by QinetiQ in October 2004 and has strengths in systems engineering with capabilities including global and theatre defence architecture, defence systems interoperability and "sense and respond" logistics for its primary customer, the US Army. In its last two full years prior to acquisition, Westar had turnover and operating profit of:

Westar[1][2][4]	Year ended 31 December 2002	Year ended 31 December 2003
	£m	£m
Revenue	38.3	42.3
Income from operations	0.7	2.4

Apogen

Apogen Technologies, Inc. (Apogen) was acquired by QinetiQ in September 2005 and provides QNA's IT services capability. In its last two full years prior to acquisition, Apogen had turnover and operating profit of:

Apogen[1][3][4]	Year ended 31 December 2003	Year ended 31 December 2004
	£m	£m
Revenue	36.3	109.0
Income from operations	1.3	9.6

(1) These figures have been prepared in accordance with US GAAP and are not comparable to IFRS or UK GAAP prepared financial information. These figures have been extracted, without material adjustment, from note 14 in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information" of this document.

(2) These figures do not include the results of ELMCO Inc. prior to its acquisition by Westar on 9 December 2003.

(3) These figures do not include the results of ITS Services Inc. prior to its acquisition by Apogen on 20 March 2003 or the results of Science and Engineering Associates Inc. prior to its acquisition by Apogen on 20 January 2004.

(4) The exchange rates used in these tables are the average exchange rates for the relevant year.

Business streams

QNA's acquired operations are divided across the three key streams described below: Technology, Systems Engineering & Technical Assistance (SETA) and IT Services.

The companies acquired by QNA are managed by US proxy boards to address US restrictions on foreign ownership of US defence companies. These arrangements allows these companies to continue to contract as US controlled companies whilst continuing to have access to QinetiQ's UK defence research and technology inventories, subject to the UK's national security and export controls. Further information about these proxy arrangements is set out in Part II: "Risk Factors" and paragraph 16.21 of Part XVII: "Additional Information".

Technology

QNA's Technology stream provides high technology research services and development of defence and security related products to the US DoD, other government agencies and commercial customers in North America. It also supports QinetiQ's strategy in North America of introducing its UK developed technologies into the marketplace, particularly in the areas of robotics, advanced materials technology, medical devices and naval acoustic research.

QNA's Technology stream operates through its subsidiaries, Foster Miller and Planning Systems. QinetiQ is able to access the strong customer base of these businesses in the military, government and civil sectors. The majority of sales are made to the US DoD, which accounted for approximately 72 per cent. of QNA's sales in the Technology stream in the year ended 31 March 2005.

Foster Miller is focused on engineering and technology solutions with capabilities in a number of technology related markets, including defence, aerospace, energy and life sciences. QNA acquired Foster Miller, for approximately £93.5 million ($172.1 million) in November 2004 (excluding payment for Foster Miller's cash and surplus working capital).

Planning Systems is engaged in contract IT and engineering services, technology development and associated specialised products and services. It brings increased capabilities in a number of fields including acoustic digital signal processing, wind field measurement, oceanographic science and technical support, radar, data fusion and database algorithms, littoral ocean modelling and buoy sensors. Foster Miller acquired Planning Systems in early September 2005 for an initial consideration of £21.1 million ($38.5 million) (excluding payment for Planning Systems' cash and surplus working capital).

QNA's customer base in this stream encompasses both US defence and non-defence sectors. Customers include the US DoD (DARPA), the US Navy, US Army, US Air Force, other US Government agencies, Pfizer and Mitre.

QNA's Technology stream includes a number of key products, services and contracts which demonstrate its ability to transform technology into marketable offerings:

Foster Miller

- **Robots—Talon®**—a mobile robot used to detect and dispose of explosive devices and **Swords®**, a robot being evaluated to provide armed reconnaissance capabilities. These robots are sold principally to the US Army and Marine Corps as well as to US law enforcement agencies. Units are currently deployed around the world with over 300 units sold so far and over 250 units on order. Foster Miller has also developed **CECIL®**, a robot used in inspecting and cleaning of steam generators in nuclear power plants;
- **LAST® Armor**—appliqué armour kits sold principally to the US Marines Corps and the US Army for use on "HMMV" light-armoured transportation vehicles and to the US Air Force for use on transport aircraft; and
- **systems for US Navy aircraft carriers**—sub-contractor to General Atomics in the development of electromagnetic aircraft launch systems and advanced arresting gear engine systems for US Navy aircraft carriers.

Planning Systems

- **Precision Airdrop System**—a product for precision delivery of parachute loads from high altitudes, with unsteered or steerable parachute systems for C130/C17 and other delivery aircraft in use by the US Air Force and Special Forces; and
- **ground radar**—development of a forward-looking ground penetrating synthetic aperture radar system for the US Army Night Vision Engineering Services Division, a system intended to detect land mines and other buried explosive devices.

Systems Engineering & Technical Assistance (SETA)

QNA's SETA stream is principally engaged in providing independent procurement services and support for the development, modification, fielding and sustainment of major army and missile defence equipment in North America.

QNA's strengths in this area are complemented by the increasing emphasis on the technology modernisation of current systems by inserting new technology, which creates a more fragmented procurement programme in North America and requires more technical resources to be available to government agencies. In addition, hiring limits and increasing numbers of retirements are obliging US Government agencies to use private companies for SETA support.

SETA operates through QNA's subsidiary, Westar, a systems engineering company with strengths in global and theatre defence architecture, defence systems interoperability, integration and testing services, "sense and respond" logistics and programmatic services, as well as aviation, missiles, logistics services and unmanned aerial vehicle technologies. Westar's primary customers are the US Army's Aviation and Missile Command, Missile Defense Agency and Special Operations Command.

The Group acquired Westar in October 2004 for £77.5 million ($140.0 million) (including £5.1 million of contingent consideration and excluding payment for Westar's cash and surplus working capital). Westar has three wholly-owned subsidiaries, Aerospace Filtration Systems Inc., a leader in the design, development and manufacture of high-performance engine inlet barrier filtration systems used in commercial and military propulsion systems, Westar Display Technologies Inc., a leading supplier of electro-optical performance measurement systems, instrumentation and devices used by military and commercial producers of flat-panel displays and Pimsol, LLC.

Westar's largest customer is the US Army, from which it derived approximately 90 per cent. of its turnover in the year ended 31 March 2005. By virtue of its long-term relationships, Westar currently has approximately ten major enabling contracts with the US Army and the US Marines.

Significant contracts secured by Westar include:

- a five year contract as prime contractor with the US Army Aviation and Missile Life Cycle Management Command under its Expedited Professional Engineering Support Services (EXPRESS)

programme in which Westar continues its decade long position as a prime contractor on the Command's biggest SETA vehicle;

- a $120 million order under EXPRESS for Battlefield Automated Software Engineering Services for the Software Engineering Directorate of the US Army Aviation and Missile Command Life Cycle Management;
- a $90 million contract with the US Special Operations Command for software development and fielding support for Unit Level Logistics Software for all army and special operations aviation assets;
- a $43 million contract with the US Army Combat Readiness Center for engineering, IT, and other technical support and for development of a transformational flight operations quality assurance system that integrates training, safety, and combat performance measurement areas;
- a $30 million order under EXPRESS for the development of engineering analysis, statistical models and data warehouse architecture for condition based maintenance, the number two priority programme for the Army Assistant Secretary G-4 for Logistics; and
- a supply contract with the US Army, valued at approximately US$23 million, to provide inlet barrier filters for the UH-60 helicopter.

IT Services

QNA's IT Services stream provides information technology services to US Government agencies principally through QNA's subsidiary, Apogen.

Apogen is a provider of innovative information technology services including systems integration and support services and specialises in network engineering and operations, software development, enterprise architecture, energy and environmental engineering, and technology development. QNA acquired Apogen in September 2005 for approximately £157.9 million ($290.5 million) including assumed debt of £29.2 million ($53.5 million) (excluding payment for surplus cash and working capital) to enhance its position in the defence information technology market.

Apogen's principal customers are the US DHS (including Customs and Border Protection and Immigration and Customs Enforcement), the US DoD (including the US Navy and Defense Information Systems Agency) and other US Government departments and agencies (including Commerce Agriculture and Energy). Apogen currently has approximately 190 contracts with US Government agencies.

Significant contracts secured by Apogen include:

- support to the US DHS as part of its Free and Secure Trade (FAST) initiative to implement a radio frequency identification border crossing system at approximately 30 security ports and border crossings on the Canadian and Mexican borders to stop terrorism at US borders and facilitate the movement of legitimate commerce;
- provision to the US Department of Commerce's Bureau of the Census (BOC) of IT services for the design and development of survey tools for the 2010 US census and IT support including software system design and development, systems engineering network administration, business process engineering and programme management;
- support to the US DHS under its US-VISIT programme through the integration of IT products and technologies, the consolidation of multiple IT networks into a single secure network at all US ports of entry and the provision of local area network administration support at various US ports of entry;
- development and modernisation of the enterprise architecture employed at the Bureau of Customs and Border Protection of the US DHS to improve efficiency and effectiveness of its systems;
- provision of systems, process, and program management support for the US DoD's Defense Integrated Management Human Resources System; and
- technical support and process management to the US Navy's distance learning programme.

7. INTELLECTUAL CAPITAL

QinetiQ values its people, know-how and intellectual property as its most important assets.

QinetiQ is recognised as a world leader in many highly specialised technical and scientific fields employing teams of internationally recognised specialists in fields including: electronic warfare and radar, communications, human sciences, weapons, sea, land, air, materials, optronics and robotics. QinetiQ has approximately 4,700 employees in the UK focused on invention, development and application of new technologies and a further 2,500 test and evaluation professionals in the UK. In addition to this, QinetiQ personnel currently hold 24 professorial chairs in UK universities and have published over seven journal papers per one hundred technical staff in 2004.

A pre-requisite for working on many government contracts is that personnel are security cleared in order to undertake the relevant project. Obtaining these clearances can take many months. QinetiQ's pool of security cleared employees allows it to deploy and allocate appropriate personnel quickly. At present about 95 per cent. of QinetiQ's UK workforce carry MOD and UK national security clearances ("secret" and above). Additionally, over 550 of QinetiQ's UK staff are cleared to even higher levels allowing it to deploy personnel on programmes relating to the most sensitive levels of national security. Similarly, in the US a significant proportion of QinetiQ's employees have US national security clearances allowing them to work on "secret" programmes and above. For example, 83 per cent. of Westar's workforce are security cleared, of which 8 per cent. are cleared to work on "top secret" programmes.

The Directors believe that QinetiQ is unique in the range of expertise provided by its technical specialists, complemented by its capability across a wide range of technologies. This expertise has allowed the QinetiQ Group to develop cutting edge technologies in response to the complex defence requirements of the MOD and in turn to apply these capabilities to a wide variety of commercial applications.

QinetiQ and its predecessor organisations have developed and registered intellectual property for over 50 years. Currently, the QinetiQ Group has a portfolio of approximately 2,000 granted patents and 1,400 pending applications across 806 patent families. At Vesting, the intellectual property which was predominantly used in the QinetiQ business was transferred to QinetiQ with the exception of certain specific categories of intellectual property related to Dstl's core business which were retained by the MOD. Much of the value that has arisen out of past work is in the form of intellectual capital and experience developed by employees that can be applied to new solutions, both in the defence and security sectors and in other civil sectors.

Much of QinetiQ's intellectual property has been developed through contracts with the MOD and other customers and is therefore typically subject to free user rights granted to the funding customer. In relation to MOD research contracts, the MOD typically has free user rights for defence (including police and civil defence) purposes with QinetiQ retaining ownership of intellectual property and, thus, the exclusive rights to exploit such intellectual property in commercial applications. The free user rights extend to confidential disclosure of information by the MOD to other nations in connection with international co-operative defence programmes.

S&DU manages QinetiQ's UK intellectual property portfolio and drives worldwide licensing of technologies developed by UK based employees across the QinetiQ Group. QinetiQ Limited has 128 live technology licences, of which 60 currently generate revenue. Historically, technology licensing has been an attractive QinetiQ business. This licensing business has predominantly comprised licences of QinetiQ's various LCD patents which have produced royalties in excess of £130 million from licensees globally over the past 14 years. The main revenue generating LCD patents have recently expired.

QinetiQ seeks to realise the value of appropriate technologies through commercial applications arising from its extensive and largely customer-funded research and development programmes. QinetiQ's intellectual property realisation strategy involves licensing and royalty agreements, direct product development (on its own or with partners) and the creation of, and subsequent exit from, joint ventures to move these technologies into the commercial arena. The Directors' objective is to create successful long-term enterprises to accelerate developing technologies into commercial products. The different methods employed to realise the value of intellectual property and the sensitivity of the timing of realisation of individual projects from the overall portfolio mean that the profile of returns from the intellectual property realisation process can be uneven from year to year. QinetiQ's patenting strategy for its intellectual property portfolio is founded on the objective of generating a meaningful sustainable competitive advantage in the commercialisation of its valuable technology offerings. Patent positions are used in defence, security and commercial markets to win new contracts, protect the competitiveness of products and to secure royalty-bearing licences, sometimes accompanied by technology transfer or development agreements. For example, in March 2005, QinetiQ signed a £3.6 million licence and development agreement with Oxford NewTech Ltd, a UK-based clinical and pharmaceutical device and diagnostics

company, to commercialise two technologies developed for the healthcare market which were based on capabilities developed for advanced defence applications.

8. COMPETITION

QinetiQ has a unique position in its chosen markets. The Directors believe that there are no other market participants that compete directly with QinetiQ in its chosen markets across the entire breadth of its capabilities in defence research, testing and evaluation and procurement and capability support. In addition, QinetiQ believes that in a number of niche defence research areas, in both the UK and North American markets, its expertise is unique.

However, a number of areas in which QinetiQ operates are competitive in nature and each of QinetiQ's sectors has its own pool of peers and competitors. These include a wide range of market participants such as major defence companies, smaller industry participants, university institutions and consultants with niche capabilities. These competitors are also often QinetiQ's customers and partners.

Defence & Technology

QinetiQ believes that there are no market participants that compete directly with QinetiQ across all of its defence research areas. However, as defence research is often focused on a particular aspect of the defence domain, QinetiQ does nonetheless compete for individual research contracts from the MOD with a number of market participants including OEMs, prime contractors and other members of the commercial sector. Research programmes are usually subject to unique competitor groupings which may include one or more major defence companies, such as BAE Systems and Thales, as well as a number of smaller industry participants and university institutions having expertise in niche research areas, including SEA Group, Vega Group and Detica Group.

The LTPA has allowed QinetiQ to achieve a significant share of the UK defence managed services market. Other participants in this market include BAE Systems and Serco. There are also a number of competitors who, to a greater or lesser extent, compete for facilities management/private finance initiative contracts, including Amey, Atkins, Babcock, VT Group, Lockheed Martin, Boeing, Electonic Data Systems and Dyncorp. QinetiQ competes for MOD testing and evaluation support programmes against leading defence primes, such as BAE Systems, AgustaWestland and Thales and a number of smaller niche players such as PRAXIS, AeroTech and Aerospace & Airworthiness Consultancy Enterprises.

In QinetiQ's Procurement & Capability Support stream, competition is diverse and relatively fragmented, with a plethora of niche and specialist suppliers. QinetiQ's main competitors are comprised of a few large independent consultancy organisations such as PA Consulting Group and Atkins as well as other smaller niche defence consultancies such as Quintec, SEA Group, Detica Group and BMT Defence Services.

In terms of QinetiQ's competitive position for contracts and services for MOD customers, the MOD periodically reviews its procurement practices and introduces changes which affect its relationships with its defence contractors generally. One current example which the MOD is progressively introducing in close consultation with suppliers, including QinetiQ, is "Category Management" and although this strategy is not intended to reduce the workshare of QinetiQ, it could increase competition across the range of QinetiQ's MOD business.

Security & Dual Use

In S&DU, QinetiQ draws on its specialised technology developed for traditional defence and government security customers and as such, its competitors depend very much on the market or industry into which the commercialised product is being targeted. Within the more definable space technology market, QinetiQ competes with other "small mission prime" and "small systems integrator" companies such as Surrey Satellite Technology and OHB. QinetiQ targets a variety of markets across its portfolio of commercialised products and there are accordingly a number of enterprises, including manufacturers and consultancies, that offer similar services or products.

QinetiQ North America

QNA competes with different competitor groupings in each of its three streams.

In QNA's Technology stream, competitors include defence companies such as Armor Holdings, BAE Systems, iRobot, Raytheon and Alliant Techsystems as well as the US DoD's own research laboratories and

other industry participants having expertise in niche research areas such as Anteon International, ManTech International and CACI International.

Competition in QNA's SETA stream is characterised by a number of defence and technology companies providing niche engineering and technical capabilities to customers. QNA's competitors in this stream include, among others, Science Applications International, BAE Systems, Sigmatech and CAS.

In QNA's IT Services stream, QNA competes with niche information services consultants such as Booz Allen Hamilton and Accenture as well as established government information services providers such as ManTech International, Anteon International, SRA International and CACI International. QNA also competes with the IT services components of the major defence contractors.

9. REGULATION

QinetiQ has a wide range of licences, permissions and other consents granted by various regulatory and other public bodies in connection with its business. These include licences to deal with radioactive and explosive substances; licenses to use firearms; consents to discharge waste water and incinerate waste; licences for vehicles; operator licences in relation to civil airfields; and export and import licences. QinetiQ is also required to comply with the laws of the jurisdictions in which it carries on business (including environmental and health and safety laws).

Some of the licences, permissions and other consents held by QinetiQ apply generally to activities carried on by specific Group companies; others only apply to specific occurrences or activities on specified sites or by specified individuals. At any moment in time a number of applications will be in place to renew or replace existing licences, permissions and other consents and to obtain new licences, permissions and consents for other activities.

QinetiQ recognises that compliance with laws and regulations is vital for the success and reputation of its business. With this in mind QinetiQ has established and operates systems and controls designed to ensure that it maintains, at all times, all material licences, permissions and other consents required to carry on its business and that it manages the legal and regulatory risks to which it is subject.

Export control laws of the United Kingdom, the European Union and the United States regulate the export of certain of QinetiQ's products and technologies that are designated as "controlled". In particular, QinetiQ is subject to the Export of Goods, Transfer of Technology and Provision of Technical Assistance (Control) Order 2003 (S.I.2003/2764), (as amended); Council Regulation (EC) 1334/2000 (as amended), Council Regulation (EC) 458/2001, Council Regulation (EC) No. 2432/2001, Council Regulation (EC) No. 880/2002 and Council Regulation (EC) No. 149/2003; Trade in Goods (Control) Order 2003 (S.I.2003/2765); and the Trade in Controlled Goods (Embargoed Destinations) Order 2004 (S.I.2004/318) (as amended). In the US, QinetiQ is subject to the US International Traffic in Arms Regulations and the Export Administration Regulations.

In order to comply with these regulations as well as to ensure that QinetiQ's activities do not conflict with the interests of the MOD and the US DoD, QinetiQ has in place, in both its UK and US businesses, processes and procedures to ensure that these regulations are understood and observed. The documented procedures are supported by an export controls team in the UK and technology control officers in the US who provide advice and guidance to the business and who liase with the relevant regulators. QinetiQ seeks to establish and maintain good working relationships with all regulatory and other public bodies with which it deals.

No member of the QinetiQ Group will trade with any embargoed country or where sanctions are in force. In addition, QinetiQ has declared that it will not trade in military controlled goods and technologies with China without the prior agreement of the UK and US Governments.

10. RESEARCH & DEVELOPMENT

One of the Group's principal business streams is the provision of funded research and development for customers. The Group also invests in the commercialisation of promising technologies across all areas of its business.

Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and related income are included in the cost of sales and turnover respectively.

Internally-funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from this development. All other research and development costs are written off to the profit and loss account in the period in which they are incurred. In the financial year ended 31 March 2005 and for the six month periods ended 30 September 2004 and 2005, amounts spent on internally-funded research and development activities were £9.0 million, £3.2 million and £8.9 million respectively.

11. REAL ESTATE

QinetiQ holds a significant portfolio of UK freehold real estate. The table below shows the net book value and utilisation of QinetiQ's key properties.

Property	Net book value[1] £m	Description	Use/facilities	Tenure
Cody Technology Park, Farnborough	231.7	183 hectare establishment comprising 150 buildings, including offices, laboratories and specialist research and testing facilities.	Main QinetiQ site and administrative headquarters with some buildings sub-let to commercial tenants and the MOD. Location of over 3,000 people.	Freehold
Malvern Technology Centre	54.2	29 hectare research establishment containing a mix of offices and laboratories.	Research into radar, communications, imagery, electronics and display technology.	Freehold
Fort Halstead, Sevenoaks[2]	Nil	135 hectare site containing 350 buildings, including laboratories.	Research on explosives and other energetics materials. Facilities include range and test buildings and explosive stores.	Freehold subject to a 299 year lease under which the lessee has an option to acquire the freehold. QinetiQ has an underlease back of part of the property for the period to July 2091. The MOD has a sub-underlease to 30 June 2091 and has granted sub-underleases to QinetiQ which expire on 30 June 2011.
Portsdown Technology Park, Portsmouth	2.5	11 hectare site containing offices and laboratories.	Land based test site for maritime radio and radar research with combat systems integration the principal activity.	Freehold

(1) Unless otherwise stated (see note 2), net book value of land and buildings is at 31 March 2005.

(2) The sale and leaseback transaction in respect of the Fort Halstead site was completed on 30 September 2005.

Further information about QinetiQ's material fixed assets is set out in paragraph 23 of Part XVII: "Additional Information".

The MOD is entitled to participate in increases in the value of most of the freehold properties transferred to QinetiQ at Vesting in situations where QinetiQ realises value attributable to these properties (through disposal or certain other mechanisms) above specified base values. Subject to potential extensions for individual properties where receipt of payment is deferred, this arrangement as a whole expires in July 2013. For individual properties, in the absence of an extension, the arrangement expires when they are disposed of before July 2013. The base value of each property was set at 130 per cent. of the market value of the relevant property, as determined by a property valuation carried out in June 2001. Subject to certain permitted deductions for some classes of clean-up costs and certain other expenditure, any sale proceeds above this value are shared between the MOD and QinetiQ according to a sliding scale adjusted annually, starting in equal shares (for the year from 1 July 2001) and reducing to 91 per cent. (for QinetiQ) and 9 per cent. (for the MOD) for the year from 1 July 2012. For the year from 1 July 2005, the proportions are 56 per cent. (for QinetiQ) and 44 per cent. (for the MOD).

The Group has an ongoing programme to review both its freehold and leasehold facilities to ensure they remain appropriate to the Group's future needs.

PART IX—RELATIONSHIP WITH THE MOD

The statements in this Part IX and in paragraph 15 of Part XVII: "Additional Information" which relate to the policies, plans, views, expectations or intentions of the MOD have been sourced from the MOD. The MOD has confirmed to QinetiQ and the Directors in connection with the preparation of this document that each of those statements (some of which also appear in Part I: "Summary Information") reflects its current policy, plan, view, expectation or intention (as the case may be) on the relevant issue. Each of those statements should be read together with the other parts of this document and, in particular, in light of Part II: "Risk Factors".

1. INTRODUCTION

The MOD requires a range of technology and other services to be provided to a high standard of capability, quality and value for money. The MOD values its strong customer relationship with QinetiQ, which is based upon the services that QinetiQ provides to the MOD and upon QinetiQ's ability to provide impartial advice.

MOD customers recognise that QinetiQ is a strong and experienced supplier with world class capabilities able to support them in making key decisions and in developing innovative and timely solutions to their problems.

The MOD views QinetiQ as an important provider of defence research, testing and evaluation and procurement and capability support services. In particular, in the field of procurement and capability support, the MOD ranks QinetiQ's performance highly overall, particularly for the quality of its output and the level of responsiveness provided to MOD customers. The MOD appreciates that QinetiQ attaches great importance to its relationship with the MOD and to aligning its capabilities with the MOD's requirements.

The MOD set out its defence industrial strategy in a White Paper published in December 2005. The DIS seeks to provide greater transparency of the MOD's future defence requirements and, for the first time, set out those industrial capabilities needed in the UK to ensure that the MOD can continue to operate its equipment to meet its requirements. The DIS emphasises that defence is underpinned by increasingly sophisticated technologies, and that the UK's battle winning military capability remains heavily dependent on the development, exploitation and insertion of world-class technology. The DIS notes that the research and technology (R&T) effort by the UK Government, industry and universities is seen as critical at a time of uncertain threats, as illustrated by the diverse tasks demanded of the UK's armed forces since the end of the Cold War.

In order to maintain appropriate equipment quality (and hence military capability), the DIS identifies that sustained and targeted investment in the MOD and industry R&T funding remains important. Focused R&T also provides battle winning capability by supporting other important activities across the MOD. These include the analysis of intelligence, current and future threat analysis, operational analysis of future force structure plans, policy formulation and equipment acquisition decisions.

The DIS concludes that the future business for the defence industry in many sectors will be in supporting and upgrading major platforms. This will involve rapidly inserting new technology to help meet emerging threats, fulfil new requirements and respond to innovative opportunities.

2. THE MOD AS CUSTOMER

Since Vesting, the MOD has progressively sought to treat QinetiQ according to the same principles it applies to other external suppliers. Proposals for work made by QinetiQ have been, and are, assessed using the same criteria applied to other suppliers of similar services. Broadly, these are based on value for money assessments. A key factor in such assessments is technical competence (subject to the defence or security interests of the UK). The MOD has no plans to change these principles and criteria as a consequence of the Global Offer and Admission. The MOD does not, and has no intention to, impose any ceiling on the amount of work which QinetiQ is eligible to undertake for it.

Since 2002, the MOD has progressively introduced competition into its research programme. While value for money is determined by the MOD on a case by case basis, the research customers within the MOD have increasingly emphasised the importance of demonstrating that research can contribute to overall defence outputs (as reflected in the recent restructuring by the MOD of the research programme under those outputs). The MOD values and encourages active collaboration by QinetiQ with other academic and

industrial partners in bidding for this competed work. Further information on the MOD research competition programme is set out at paragraph 15 of Part XVII: "Additional Information" and on MOD defence spending is set out at paragraph 4 of Part VIII: "Business Overview".

QinetiQ also provides a wide variety of technical services to project teams across the MOD. These services include project management support, assistance in early stage technology risk reduction, assessment of proposals from industry and test and evaluation activities. For these MOD customers, QinetiQ's ability to provide impartial advice, together with its understanding of defence equipment performance and the environment in which such equipment operates, are seen as important attributes.

The nature of the work carried out by QinetiQ for the MOD requires a good working relationship between QinetiQ and the MOD. MOD customers have indicated that overall, this relationship works well and that QinetiQ responds well to their comments.

Further information on the relationship between QinetiQ and MOD customers appears at paragraphs 3 and 6.1 of Part VIII: "Business Overview".

3. COMPLIANCE REGIME

QinetiQ's position in the supply chain allows QinetiQ to partner with a range of OEMs, thereby providing a potential exploitation route for research. MOD customers value QinetiQ in this role. However, MOD customers involved in the procurement, testing and evaluation of defence related equipment also place importance on their ability to use QinetiQ as a source of impartial advice. To give MOD customers confidence that QinetiQ is able to perform these distinct activities, QinetiQ implements a Compliance Regime, a framework which was established at Vesting to facilitate this process. Central to the Compliance Regime is the requirement for QinetiQ to request permission from the MOD prior to providing commercial defence services to others where there is potential for a conflict of interest with the services that QinetiQ provides to the MOD. To date, over 97 per cent. of all applications to the MOD to supply defence research to the commercial defence market have been approved and there have been no reported breaches of the Compliance Regime.

The Compliance Regime includes a prohibition preventing QinetiQ from engaging in certain categories of defence manufacturing without the explicit approval of the MOD. The MOD has agreed that this restriction will be removed from 1 April 2008. QinetiQ will, however, continue to be required to seek the MOD's approval to engage in defence manufacturing where such manufacturing could create a conflict of interest.

In designing the Compliance Regime, the MOD and QinetiQ sought to achieve a balance between meeting the needs of the procurement customers within the MOD (principally the DPA and the DLO) and the need to allow QinetiQ flexibility to exploit research into the supply chain and pursue its planned commercial activities, without compromising the defence or security interests of the UK. On a day-to-day basis, the MOD relies on QinetiQ to ensure that the Compliance Regime works. The Compliance Regime is largely self-policing (that is, it is applied by QinetiQ in respect of its activities without extensive intervention or oversight by the MOD). The MOD regularly monitors the operation and effectiveness of the Compliance Regime, through its right to have an observer on the Compliance Committee. The MOD believes that since its inception the Compliance Regime has operated successfully.

The MOD does not intend to propose changes to the terms of the Compliance Regime. Provided that QinetiQ continues to operate in accordance with the Compliance Principles, the MOD expects that its interpretation of the Compliance Regime will remain consistent with that experienced to date.

Further details in relation to the Compliance Regime are set out at paragraph 16.5 of Part XVII: "Additional Information".

4. THE MOD AS SHAREHOLDER

4.1 Special Shareholder

QinetiQ carries out activities which are very important to UK defence and security interests. To protect these interests in the context of the ongoing commercial relationship between the MOD and QinetiQ, and to promote and reinforce the Compliance Principles, the MOD holds a Special Share in QinetiQ.

Further details of the Special Share are set out at paragraph 5.2(C) of Part XVII: "Additional Information".

4.2 Shareholder Relationship Agreement

QinetiQ has entered into the Shareholder Relationship Agreement with the MOD and Carlyle. This includes, among other things, provisions intended to ensure that QinetiQ will, following the Admission, be able to operate independently of the MOD and Carlyle as Ordinary Shareholders.

Further details of the Shareholder Relationship Agreement are set out at paragraph 16.11 of Part XVII: "Additional Information".

4.3 Restrictions on transfer of shares

The Special Share entitles the MOD to require certain persons who hold (together with any person acting in concert with them) a "material interest" in QinetiQ to dispose of some or all of their Ordinary Shares. For these purposes, a "material interest" means an interest in: (i) 3 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest would, in the MOD's opinion, be contrary to the defence or security interests of the United Kingdom; or (ii) 10 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest gives rise, in the opinion of the MOD, to a material conflict of interest by reason of the fact that the relevant persons or any of their associates are engaged (whether directly or indirectly) in: (a) certain defence manufacturing activities; or (b) other activity which the MOD believes is likely to result in a breach of the Compliance Principles. The MOD considers that the power to require a person to dispose of Ordinary Shares in the circumstances referred to in (ii) above is necessary to protect the UK's defence or security interests. The MOD has informed QinetiQ that, in relation to institutional or professional investors who are (together with any person acting in concert with them) interested in less than 10 per cent. of QinetiQ's issued Ordinary Shares, it does not anticipate exercising its right under the Special Share to require a disposal of Ordinary Shares on defence or security grounds save in exceptional circumstances. The MOD has also informed QinetiQ that it would not automatically exercise its right to require a disposal of Ordinary Shares, including where a professional or institutional investor (together with any person acting in concert with them) holds 10 per cent. or more of QinetiQ's issued Ordinary Shares, and would exercise such right on a case by case basis by reference to the criteria described above.

In considering whether any particular shareholding could be contrary to the defence or security interests of the UK, the MOD expects to take into account whether the relevant shareholding may have an adverse effect on the following types of criteria, among others: (i) the delivery of the defence equipment programme; (ii) technology insertion or through-life defence equipment services; (iii) the conduct and support of military and peace-keeping operations or effectiveness; (iv) the availability of defence technology or sensitive information from the UK's international allies; (v) access to an impartial capability to analyse, interpret and apply defence technology and sensitive information; and (vi) the ability to counter terrorism.

The MOD intends, if it is ever necessary to do so, to assess each case by reference to these types of criteria, taking into account the identity of the shareholder in question, the territory from which it operates and such other relevant defence and security considerations as it considers appropriate in the circumstances, in light of the information then available to it.

Further information on the Special Share is set out at paragraph 5.2(C) of Part XVII: "Additional Information".

5. DSTL

When DERA was separated to form Dstl and QinetiQ, Dstl was created to house those capabilities which the MOD believed, following public consultation, should not be transferred to the private sector (as part of QinetiQ). This includes work which:

- is politically sensitive (e.g. in relation to chemical and biological defence);
- directly supports certain sensitive military operations;
- involves international collaborative agreements where there is a requirement from partner nations that information must not be shared outside government; and
- supports policy formulation with a level of impartiality which would be difficult for a private sector organisation to demonstrate.

The MOD does not intend that Dstl will undertake commercial work or undertake work which it is reasonable to believe could be done in the private sector to the extent that the total volume of such work in any financial year would have a material effect on the existing business of the QinetiQ Group in the UK.

6. STRATEGIC ASSETS

The MOD considers that certain specific assets and capabilities which it transferred to, and which are owned by, QinetiQ are of strategic importance to the defence and security interests of the UK. Arrangements were established at Vesting to protect the MOD's interests in, and continuing access to, those specific assets and capabilities by designating them contractually as Strategic Assets. The MOD believes that the arrangements currently in place for protecting the Strategic Assets meet its strategic needs and the MOD has no plans to propose changes to such arrangements as a consequence of the Global Offer and Admission.

Further details about these arrangements are set out at paragraphs 15.3, 16.5 and 16.6 of Part XVII: "Additional Information".

PART X—DIRECTORS, SENIOR MANAGEMENT AND CORPORATE GOVERNANCE

1. DIRECTORS AND SENIOR MANAGEMENT

1.1 The Board

QinetiQ is managed by a single tier board of directors. The Board has nine members, comprising three executive directors (the Chairman, Chief Executive Officer and Chief Financial Officer) and six non-executive directors. QinetiQ also intends to appoint a further non-executive director within 12 months from Admission. QinetiQ's Articles require the Board to have at least two and not more than 20 members.

The Memorandum and Articles allow the Board to meet as often as it decides. In addition to the Annual General Meeting, the Board met ten times during the financial year ended 31 March 2005.

Each member of the Board is elected to a three year term by ordinary resolution of QinetiQ's shareholders at a general meeting, with approximately one third, and at least one, of the Board members being elected or re-elected each year. The Shareholder Relationship Agreement includes a commitment from the Company that the Chairman will be put forward for re-election at the annual general meeting of the Company in 2007. The Shareholder Relationship Agreement also entitles the MOD and Carlyle to each nominate one non-executive director to the Board, for so long as they do not dispose of any Ordinary Shares (save for a disposal to a Crown representative or a disposal made under the Global Offer or in connection with the Over-allotment Arrangements) and thereafter for so long as they each hold at least 10 per cent. of QinetiQ's issued Ordinary Share capital (excluding Ordinary Shares held in treasury).

The Board is responsible for managing the Group and in this capacity determines the Group's strategic and investment policies and monitors the performance of the Group's senior management team. The Chief Executive Officer reports to the Board and is responsible for the day-to-day management of the Group and the implementation of Board policies.

The roles of Chairman and Chief Executive Officer are separate, with responsibilities divided between them. The Chairman leads the Board and works with the Chief Executive Officer in addressing significant strategic issues facing the Group and the formulation of strategic proposals for consideration by the Board. However, the day-to-day management of the Group remains the responsibility of the Chief Executive Officer.

Following Admission, it is the Board's intention that the Chairman's executive responsibilities will be transferred to the Chief Executive Officer and that this process will be completed by October 2006.

1.2 Directors

The Directors as at the date of this document are set out below:

Name	Age	Position	Date appointed to Board
Sir John Chisholm[1]	59	Chairman	February 2003
Graham Love[1]	51	Chief Executive Officer	February 2003
Doug Webb	44	Chief Financial Officer	September 2005
Sir David Lees	69	Deputy Chairman, Senior Independent Non-executive Director	August 2005
Nick Luff	38	Non-executive Director	June 2004
Dr Peter Fellner	62	Non-executive Director	September 2004
Noreen Doyle	56	Non-executive Director	October 2005
Glenn Youngkin	39	Non-executive Director	November 2002
Colin Balmer	59	Non-executive Director	February 2003

(1) Sir John Chisholm and Graham Love have been directors of QinetiQ Holdings Limited (formerly QinetiQ Group plc, the holding company prior to the PPP Transaction) since Vesting and were appointed to the board of QinetiQ Group plc (formerly QinetiQ Holdings Limited) in February 2003 as part of the restructuring activity following the PPP Transaction.

The management expertise and experience of each of the Directors is set out below:

Sir John Chisholm, Chairman (Executive Director)

Sir John Chisholm, the Chairman of QinetiQ, was Chief Executive of QinetiQ (previously DERA) from 1991, transforming it into a successful trading fund and developing its commercial business. Previously he was UK Managing Director of Sema Group plc and prior to that he was a director of Cap Group plc. In

1979 he founded and became managing director of CAP Scientific Ltd. After a degree at Cambridge in Mechanical Sciences, Sir John's work experience has included periods at General Motors and Scicon Ltd, part of BP. Sir John Chisholm is currently a Trustee and President of the Institute of Electrical Engineers. He is also a Fellow of the Royal Academy of Engineering, the Royal Aeronautical Society and the Institute of Physics.

Graham Love, Chief Executive Officer (Executive Director)

Graham Love is the Chief Executive Officer of QinetiQ, having previously been Chief Financial Officer for four years. Prior to rejoining DERA in 2001, he was Chief Executive of Comax Secure Business Services Ltd leading it through its privatisation in 1997 before its sale to Amey plc in 1999. Before that Mr Love was Finance Director of DERA from 1992 to 1996. After a degree in English at Cambridge, Mr Love's work experience included management roles with Ernst & Young, KPMG and Shandwick plc, as well as several years in international consulting. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Doug Webb, Chief Financial Officer (Executive Director)

Doug Webb is the Chief Financial Officer of QinetiQ, having previously been Group Financial Controller of QinetiQ. He joined QinetiQ in June 2003 from Logica CMG, where he had most recently been the Regional Finance Director for Continental Europe. During his eight years with Logica, Mr Webb spent the period from 1995 to 2000 in the US in various management roles at its US subsidiary, including Chief Operating Officer, Chief Financial Officer and Executive Vice President, Telecoms Division. He trained as an accountant with Price Waterhouse where, as a senior audit manager, he focused on IT companies and stock exchange listed clients. Mr Webb graduated in Geography and Management Sciences from Fitzwilliam College, Cambridge and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Sir David Lees, Deputy Chairman (Senior Independent Non-executive Director)

Sir David Lees is currently Chairman of Tate & Lyle plc and Non-executive Joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited. He has been a member of the UK Panel on Takeovers and Mergers since June 2001. Sir David Lees joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988 before becoming Non-executive Chairman in 1997 until his retirement in May 2004. Other notable roles include being a member of the National Defence Industries Council between 1995 and 2004, Chairman of Courtaulds plc from 1996 to 1998, a non-executive director of the Bank of England between 1991 and 1999 and Chairman of the CBI Economic Affairs Committee from 1988 until 1994 as well as being a member of the CBI President's Committee from 1988 to 1996. Sir David Lees is currently a non-executive director of the Royal Opera House and Chairman of the governing body of Shrewsbury School. Sir David is a Fellow of the Institute of Chartered Accountants in England and Wales.

Nick Luff (Non-executive Director)

Nick Luff joined the Board of QinetiQ in June 2004 and is currently Chief Financial Officer of P&O Group. Until May 2005, he was also a non-executive director, as the representative of P&O, on the board of Royal P&O Nedlloyd NV, the Dutch-listed international container shipping company. Mr Luff trained as a chartered accountant with KPMG and became a member of the Institute of Chartered Accountants in England and Wales before joining the Corporate Finance department of P&O in 1991. He then moved to the Treasury department, becoming Group Treasurer of P&O in 1994 and then combined this role with Head of Corporate Finance from 1996, before joining the P&O board of directors in 1999 as Finance Director. In 2000 he became Chief Financial Officer of P&O Princess Cruises plc on its demerger from the P&O Group and returned as a Director of P&O in 2003 following the successful merger of P&O Princess Cruises plc with Carnival Corporation.

Dr Peter Fellner (Non-executive Director)

Dr Peter Fellner joined the Board of QinetiQ in September 2004. He is Executive Chairman of Vernalis plc, and also Chairman of the privately held biotechnology company, Astex Therapeutics Limited. In addition, he serves as a director of two European biotechnology companies, UCB SA and Evotec AG and is also a director of Bespak plc and Isis Innovation Limited. He is a member of the Medical Research Council. Dr Fellner previously served as Chairman of Celltech Group plc from 2003 to July 2004, having

been Chief Executive Officer from 1990 onwards. Before joining Celltech, Dr Fellner was Chief Executive of Roche UK from 1986 to 1990, having previously been a director of Roche UK Research Centre.

Noreen Doyle (Non-executive Director)

Noreen Doyle was appointed to the Board of QinetiQ in October 2005. She currently serves as an independent non-executive director on the board, and sits on the Risk Committee of, Credit Suisse Group (Zurich) and is a non-executive director of Newmont Mining Corporation (Denver). She is also a Director of the Sarita Kenedy East Foundation (New York). In August, 2005, Noreen Doyle completed her four-year term as First Vice President of the European Bank for Reconstruction and Development (EBRD). Ms. Doyle chaired the EBRD's Operations Committee and was a member of the Executive Committee. Prior to her appointment as First Vice President, Ms. Doyle was firm wide head of Risk Management. She joined the EBRD in 1992 to establish its syndications functions. Before joining the EBRD, Noreen Doyle had a distinguished career at Bankers Trust Company (now Deutsche Bank) in corporate finance and leveraged financing with a concentration in oil, gas and mining. Noreen Doyle has a BA from the College of Mount Saint Vincent, Riverdale, New York and an MBA from Tuck School at Dartmouth College.

Glenn Youngkin (Non-executive Director)

Glenn Youngkin is a Managing Director of The Carlyle Group and is head of the Global Industrial Team. Prior to joining The Carlyle Group in 1995, Mr Youngkin was a management consultant with McKinsey & Co. Prior to joining McKinsey, Mr Youngkin was with Credit Suisse First Boston, where he structured and executed both merger and acquisition transactions and capital market financings. Mr Youngkin is an engineering graduate of Rice University and received his MBA from Harvard Business School where he was a Baker Scholar. Mr Youngkin currently serves on the boards of directors of Kuhlman Electric Corporation, Forgings International Holdings Limited (Firth Rixson), Dr Pepper Seven-Up Bottling Group Inc., Britax Childcare Holdings Limited and RIVR Acquisitions BV (Petroplus).

Colin Balmer (Non-executive Director)

Colin Balmer has been Managing Director of the Cabinet Office since 2003. Previously, Mr Balmer was Finance Director to the MOD, with responsibility for Vesting and the subsequent investment by Carlyle as part of the PPP Transaction. He has extensive experience across the MOD including periods as Private Secretary to two Ministers for Defence Procurement, a secondment to the UK Delegation to the North Atlantic Treaty Organisation (NATO) and as Minister for Defence Materiel in Washington DC, United States. Mr Balmer was formerly a member of the independent Financial Reporting Advisory Board and the Advisory Council of Partnerships UK and is currently a member of the Foreign and Commonwealth Office's Audit and Risk Committee.

1.3 Senior Management

Members of senior management (who are not Directors) as at the date of this document are set out below:

Name	Age	Position
Phil Odeen	70	Chief Executive Officer, QinetiQ North America
Hal Kruth	56	Group Managing Director, Security & Dual Use
Andrew Sleigh	54	Group Managing Director, Defence & Technology
Lynton Boardman	39	Group General Counsel and Company Secretary

The principal functions, management expertise and experience of each of the members of Senior Management are set out below:

Philip Odeen (Chief Executive Officer, QNA)

In addition to his role as Chief Executive Officer of QNA, Mr Odeen is also Chairman of Reynolds & Reynolds Company and a Director of Northrop Grumman Corporation, Avaya Inc., Convergys Corporation and AES Corporation. He was previously Chairman of TRW Inc. Before joining TRW Inc. in 1997, Mr Odeen was President and Chief Executive Officer of BDM. Prior to this, he was Vice Chairman, Management Consulting Services, at Coopers & Lybrand. Mr Odeen has served in senior positions of the US Department of Defense and National Security Council. He was Chairman of the US National Defense Panel and a member of US Defense Science Board and Chief of Naval Operations Executive Panel.

Hal Kruth (Managing Director, S&DU)

Hal Kruth is Managing Director of the S&DU sector. Mr Kruth joined QinetiQ in 2001 as CEO of QinetiQ Ventures and assumed the title of Group Commercial Director in 2002. Prior to that, he worked for almost a decade at SRI International (SRI), one of the world's leading independent research organisations. As SRI's Senior Vice President, Ventures and Licensing, Mr Kruth managed major transactions involving start-up companies, licensing, sponsored research, joint ventures and technology spin-offs. Mr Kruth has a degree in Law (Juris Doctor) and AB with distinction (Phi Beta Kappa) in Economics from the University of California, Berkeley.

Andrew Sleigh (Group Managing Director, D&T)

Andrew Sleigh is Managing Director of the D&T sector, having spent his career in defence related technology. He was part of the management team that took the DRA/DERA through its transformation period, leaving DERA in 1997 to take a 2-star position in the MOD as Director General for Information and Communications Services, responsible for all defence IT and command and control services, subsequently becoming the Capability Manager for Information Superiority and a member of the Joint Capabilities Board when Smart Acquisition was introduced in 2000. He re-joined QinetiQ on Vesting, first setting up the account organisation facing MOD customers, then running the Knowledge and Information Systems Division, until taking his present position. He is a Council Member of the Royal United Services Institute (RUSI) and of The Society of British Aerospace Companies Limited. He is also a Fellow of the Institute of Physics.

Lynton Boardman (Group General Counsel and Company Secretary)

Lynton Boardman joined QinetiQ in 2002 and is the Group's General Counsel and Company Secretary. Having trained in the London and Abu Dhabi offices of Simmons & Simmons, Mr Boardman qualified as a solicitor at the firm in 1992, where he specialised in corporate finance, mergers and acquisitions. Following a two year period working in the London office of Macfarlanes, Mr Boardman joined AstraZeneca where he was a senior lawyer in its Agrochemicals Division, rising to the position of Assistant Secretary in 1998. Following the merger of AstraZeneca's and Novartis' Agribusinesses in 2000 to form Syngenta, Mr Boardman became head of legal for Syngenta's Europe, Africa and Middle East region (Crop Protection) and was a director/company secretary of its principal UK trading companies.

2. CORPORATE GOVERNANCE

QinetiQ is committed to the highest standards of corporate governance. The Board is guided by the letter and spirit of the Combined Code and intends to continue to be so following Admission. The MOD supports QinetiQ in its intention to comply with the highest standards of corporate governance and the Combined Code and will use its shareholding to reinforce this. Account is also taken of institutional shareholder and governance rules and guidance on disclosure and shareholder authorisation.

2.1 Model Code

Following Admission, QinetiQ will comply with a code of securities dealings in relation to the Ordinary Shares which is consistent with the Model Code published in the Listing Rules. The Model Code will apply to the Directors and relevant employees of the Group.

2.2 Compliance with the Combined Code

The Board considers its overall size and composition to be appropriate, having regard in particular to the independence of character and integrity of all the Directors and the experience and skills which they bring to their duties. On Admission, half the Board (excluding the Chairman) will be independent non-executive directors. In addition, QinetiQ intends to appoint a further independent non-executive director within 12 months following Admission.

In assessing Director independence, the Board considers Sir David Lees, Nick Luff, Dr Peter Fellner and Noreen Doyle to be non-executive directors who are independent of QinetiQ's executive management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment.

The Board considers the following Non-executive Directors not to be independent:

- Glenn Youngkin, as he is a nominee of Carlyle, principal shareholders in QinetiQ; and

- Colin Balmer, as he is a UK Government representative and the MOD is a principal shareholder in QinetiQ.

On appointment, Sir John Chisholm (Chairman) was not independent for Combined Code purposes as he was formerly QinetiQ's Chief Executive Officer. The Combined Code recommends that a company's chairman be independent on appointment, and that its Chief Executive Officer should not become chairman of the same company. If exceptionally, a Board decides that a chief executive should become chairman, it should set out its reasons to shareholders. The Board considers that departure from the Combined Code in this area was appropriate, and firmly believes that Sir John is the most appropriate person to lead the Board during QinetiQ's transition to a publicly listed company and immediately following Admission. The Board considers Sir John Chisholm's extensive knowledge and experience of QinetiQ's businesses, gained whilst Chief Executive Officer, to be a valuable asset available to the Board, which should enhance the Board's decision-making and understanding of strategic issues. In addition, Sir David Lees has been appointed deputy chairman to assist in maintaining appropriate independence within the Board.

Internal controls

QinetiQ has established a process of hierarchical self-certification which provides a documented and auditable trail of accountability for the operation of the system of internal controls; and for reviewing its effectiveness in safeguarding shareholders' interests and QinetiQ's assets. The Directors believe that this process addresses all of the guidance cited in the Combined Code. The process provides for successive assurances to be given at increasingly higher levels of management and, finally, to the Board and is informed by internal audit.

QinetiQ's managers are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls to ensure effective mitigation. They report regularly on risks and how these are managed to both the QinetiQ Executive Team and the Audit Committee. The QinetiQ Executive Team reviews the risk management and control process on a monthly basis. Areas for improvement in the system of internal control are identified and the Board considers the recommendations made by the QinetiQ Executive Team, the Audit Committee and the Compliance Committee.

2.3 Senior independent director

The senior independent non-executive director is Sir David Lees. Sir David Lees is also Deputy Chairman of the Board and serves as an additional contact point for Shareholders should they feel that their concerns are not being addressed through the normal channels. Sir David Lees is, furthermore, available to fellow non-executive directors, either individually or collectively, should they wish to discuss matters of concern in a forum that does not include executive directors or the senior management of QinetiQ. Sir David Lees is Chairman of the Nomination Committee, Chairman of the Compliance Committee and a member of the Remuneration Committee.

2.4 Committees of directors

The Board has established four principal committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee and the Compliance Committee, each of which operates within written terms of reference approved by the Board, which are summarised below.

The members of each committee as at the date of this document are set out below:

	Chairman	Members
Audit Committee	Nick Luff	Dr Peter Fellner Noreen Doyle
Remuneration Committee	Dr Peter Fellner	Sir David Lees Noreen Doyle
Nomination Committee	Sir David Lees	Dr Peter Fellner Sir John Chisholm
Compliance Committee	Sir David Lees	Colin Balmer Sir John Chisholm Graham Love Dr Graham Coley[1]

(1) Dr Graham Coley is a QinetiQ employee and holds the position of Compliance Audit Director and, as such, is an ex officio member of the Compliance Committee. Dr Graham Coley is not a director of QinetiQ.

The members of each committee during all (or part of) the most recently completed financial year are set out below:

	Chairman[1]	Members[1]
Audit Committee	Nick Luff	Richard Gillingwater Colin Balmer Jonathan Symonds Glenn Youngkin
Remuneration Committee	Sir Denys Henderson	Colin Balmer Dame Pauline Neville-Jones Glenn Youngkin
Nomination Committee	Dame Pauline Neville-Jones	Trevor Woolley Glenn Youngkin Sir John Chisholm
Compliance Committee	Dame Pauline Neville-Jones	Sir Denys Henderson Trevor Woolley

(1) Richard Gillingwater, Jonathan Symonds, Trevor Woolley, Dame Pauline Neville-Jones and Sir Denys Henderson are no longer directors of QinetiQ.

2.5 Audit Committee

Composition

The Audit Committee consists of not less than three members and at least one member must have recent and relevant financial experience. The quorum for meetings of the Audit Committee is two members. Members of the Audit Committee must be independent non-executive directors.

The Audit Committee is currently chaired by Nick Luff. Mr Luff has been a member of the Institute of Chartered Accountants in England and Wales since 1991. The Board considers Mr Luff to have recent and relevant financial experience.

The other members of the committee are Dr Peter Fellner and Noreen Doyle. The secretary of the Audit Committee is the Group Company Secretary, Lynton Boardman.

Meetings and attendance

The Audit Committee meets as necessary and at least four times a year. During the last financial year, the Audit Committee met five times. The external auditors may also request the Audit Committee to meet. At least once a year the Audit Committee meets QinetiQ's external auditors and the internal audit function, in each case without executive directors present.

Except where not permitted to attend, the Chairman, Chief Executive Officer, Chief Financial Officer, Head of Internal Audit and a representative of the external auditors normally attend Audit Committee meetings. Other Directors who are not members of the Audit Committee may also attend on invitation.

Operation of the Audit Committee

The Audit Committee reports its activities and makes recommendations to the Board. The principal function of the Audit Committee is to ensure that appropriate controls and processes are in place to identify all significant business, strategic, statutory and financial risks and that these risks are being effectively monitored and managed. The Audit Committee also reviews accounting policies affecting QinetiQ and disclosure in the financial statements of the Group accounts.

Duties of the Audit Committee

The Audit Committee has authority to investigate areas of concern as to financial impropriety that arise and may obtain outside legal or other independent professional advice in connection those matters. The principal functions of the Audit Committee are:

- to consider the appointment/re-appointment of the external auditor, the audit fee, and any questions of resignation or dismissal of the external auditors and to make recommendations to the Board in relation to those matters;
- to discuss and agree with the external auditor before the annual audit cycle the nature and scope of the audit and whether appropriate planning is in place for the audit;
- to review annually the cost effectiveness of the audit and assess the qualifications, skills and resources, effectiveness and independence of the external auditors;
- to assess the procedures in place to ensure the independence and objectivity of the external auditor annually and to develop and recommend to the Board appropriate policies in relation to the provision of non-audit services by the external auditors;
- to review the significant financial reporting issues and judgments, and the completeness of disclosures made, in connection with the preparation of the Group's financial statements, interim reports and formal statements, focusing particularly on:
  - any changes in accounting policies and practice;
  - areas of major judgment;
  - significant adjustments resulting from the audit;
  - the going concern assumption;
  - compliance with accounting standards; and
  - compliance with the Listing Rules and other legal requirements;
- to discuss any problems and reservations arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary) and at the end of the audit cycle, assess the effectiveness of the audit process;
- to review the external auditors management letter and management's response;
- to monitor the integrity of the Group's systems of internal controls (including financial, operational compliance and risk management), assess the scope and effectiveness of the systems established by management to identify, assess, manage and monitor financial and non-financial risks and make recommendations to the Board;
- to review the proposed statement on the directors' review of the Group's systems of internal controls (including financial, operational compliance and risk management) prior to endorsement by the Board;
- to review, from time to time, the Group's internal audit programme, approve the appointment/termination of appointment of the Head of Internal Audit, ensure coordination between the internal and external auditors and ensure that the internal audit function has adequate resources and maintains an appropriate standing within the Group;
- to review annually the appropriateness of the process for reporting and investigating allegations of malpractice pursuant to QinetiQ's whistleblowing policies;
- to consider the major findings of internal investigations and management's response;
- to review the Group's operating, financial and accounting policies and practices;
- to consider other matters as defined by the Board; and

- to review on an annual basis the Audit Committee's effectiveness and recommend to the Board any necessary changes.

2.6 Remuneration Committee

Composition

The Remuneration Committee consists of not less than three members. The quorum for meetings of the Remuneration Committee is two members. Members of the Remuneration Committee must be independent non-executive directors.

The Remuneration Committee is currently chaired by Dr Peter Fellner. The other members of the Committee are Sir David Lees and Noreen Doyle. The secretary of the Remuneration Committee is the Group Company Secretary, Lynton Boardman.

Meetings and attendance

The Remuneration Committee meets at such times as may be necessary although normally meets not less than three times a year. During the most recently completed financial year, the Remuneration Committee met four times. Although not members of the Remuneration Committee, the Chairman, the Chief Executive Officer, the Group Head of Human Resources and the Head of Performance and Reward normally attend committee meetings. Executive directors are not present when their own remuneration is being discussed.

Operation of the Remuneration Committee

The primary function of the Remuneration Committee is to ensure that executive directors, the Chairman and senior management are rewarded for their contribution to the Group's operating and financial performance at levels which take into account Group and personal performance as well as industry, market and country benchmarks.

Duties of the Remuneration Committee

The principal duties of the Remuneration Committee are:

- to make recommendations to the Board as to the framework and broad policy for remuneration provided to the Chairman and executive directors and its cost;
- to design and oversee all elements of executive directors' remuneration, including base salary, bonus, long-term incentive plans, compensation in the event of early termination and pensions;
- to make recommendations to the Board in relation to non-executive directors' fees;
- to procure such information as it may consider necessary to compare remuneration provided to QinetiQ's executive directors against the remuneration provided by comparable companies to executive directors;
- to monitor and be sensitive to pay and employment conditions elsewhere in the Group;
- to ensure that QinetiQ complies with any legal requirements governing disclosure of remuneration and pensions, including the Directors' Remuneration Report Regulations 2002 and the Combined Code;
- to review the remuneration packages and terms and conditions of employment of the Group's senior management; and
- to approve the scheme rules, launch of any QinetiQ executive share-based incentive scheme and oversee the administration and operation of any such scheme.

2.7 Nomination Committee

Composition

The Nomination Committee consists of the Chairman and independent non-executive directors appointed by the Board. A majority of the Nomination Committee must be non-executive directors. The quorum for meetings of the Nomination Committee is two independent non-executive members.

The Nomination Committee is chaired by Sir David Lees. The other members of the Committee are Dr Peter Fellner and Sir John Chisholm. The secretary of the Nomination Committee is the Group Company Secretary, Lynton Boardman.

Meetings and attendance

The Nomination Committee meets as necessary and when called by its chair.

Operation of the Nomination Committee

The purpose of the Nomination Committee is to consider, and make recommendations to the Board concerning the composition of the Board, including proposed appointees to the Board, whether to fill any vacancies that may arise or to change the number of Board members.

The Nomination Committee is authorised by the Board to obtain whatever outside independent professional advice it considers necessary to identify suitable candidates to be nominated to the Board.

Duties of the Nomination Committee

The principal duties of the Nomination Committee are:

- to review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;
- to be responsible for identifying and nominating, for the approval of the Board, appropriate individuals to fill Board vacancies as and when they arise;
- to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;
- in identifying suitable candidates, where appropriate, to review internal candidates through a process of succession planning and/or: (i) use open advertising or the services of external advisers to facilitate the search; (ii) consider candidates from a wide range of backgrounds; and (iii) consider candidates on merit and against objective criteria, taking care that appointees have enough time available to devote to the position;
- to review annually the time required from a non-executive director and use performance evaluation to assess whether the non-executive director is giving sufficient commitment to the role;
- to give full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Group and the skills and expertise that are therefore needed on the Board in the future; and
- to ensure that on appointment to the Board, non-executive directors receive a formal letter of appointment setting out clearly what is expected of them in terms of commitment, committee service and involvement outside Board meetings.

2.8 Compliance Committee

Composition

The Articles provide that the Compliance Committee must consist of one non-executive director selected by the Board to chair the committee and at least one other non-executive director selected by the Chairman of the Compliance Committee. Selection of the chair is subject to prior approval by the MOD. Colin Balmer, the Chairman, Chief Executive Officer and Compliance Audit Director are also members of the Compliance Committee. The quorum for meetings of the Compliance Committee is two members who are non-executive directors. The MOD is entitled to remove the chair if it considers it necessary to do so either to ensure the effective application of the Compliance Principles or to protect the defence or security interests of the UK.

The Compliance Committee is currently chaired by Sir David Lees. The other non-executive member of the committee is Colin Balmer.

The Board nominates two senior executives to act as Compliance Implementation Director and Compliance Audit Director respectively. The Compliance Implementation Director is responsible for implementing the Compliance Regime and the Compliance Audit Director is responsible for undertaking periodic audits of QinetiQ's compliance procedures and their implementation by QinetiQ.

The current Compliance Audit Director is Dr Graham Coley. The current Compliance Implementation Director is Michael Goodfellow. The secretary of the Compliance Committee is the Group Company Secretary, Lynton Boardman.

Meetings and attendance

Meetings of the Compliance Committee are held at least four times per annum. During the financial year ended 31 March 2005, the Compliance Committee met four times. Compliance Committee members and the MOD may request additional meetings be held. A MOD observer is also entitled to attend all Compliance Committee meetings.

Operation of the Compliance Committee

The function of the Compliance Committee is to monitor QinetiQ's compliance with the Compliance Regime agreed with the MOD, the purpose of which is to ensure that QinetiQ is able to maintain its position as a supplier of independent and impartial advice to the MOD.

Duties of the Compliance Committee

The principal duties of the Compliance Committee are:

- to oversee the effective application of the compliance systems within the Group;
- to review the operation of the Compliance Regime;
- to monitor the activities of the QinetiQ Ethics Committee in ensuring that trials involving human volunteers are conducted in accordance with the requirements of the Declaration of Helsinki (1962);
- to monitor the activities of QinetiQ's Hazardous Trials Board in assuring trials safety; and
- to review any other compliance issues of note.

2.9 **Management and control of US subsidiaries**

QinetiQ's US subsidiaries, Apogen, Foster Miller, Planning Systems and Westar are currently required by the US National Industrial Security Program to maintain facility security clearances and to be insulated from foreign ownership, control or influence. To comply with these requirements, QinetiQ North America, Inc. (a wholly-owned subsidiary of QinetiQ in the US) and the US DoD have entered into proxy agreements that regulate the ownership, management and operation of these companies.

Pursuant to these proxy arrangements, QinetiQ appointed three US citizens holding requisite US security clearances as proxy holders to exercise the voting rights of QinetiQ North America, Inc.'s shares in the US subsidiaries. The proxy holders are also appointed as directors of the relevant US subsidiaries and, in addition to their powers as directors, have power under the proxy arrangements to exercise all prerogatives of share ownership of QinetiQ North America, Inc. The proxy holders agree to perform their role in the best interests of QinetiQ North America, Inc. and consistent with the national security concerns of the United States. QinetiQ does not have any representation on the boards of Apogen, Foster Miller, Planning Systems or Westar and does not have the right to attend board meetings. QinetiQ may not remove the proxy holders except for acts of gross negligence or wilful misconduct or for breach of the proxy agreements (with the consent of the US Defence Security Service).

QinetiQ is currently reorganising its proxy arrangements to bring them under a single proxy agreement between QinetiQ North America Operations LLC (QNAO) (a wholly owned subsidiary of QinetiQ in the US) and the US DoD. QNAO is the holding company of Apogen, Foster Miller and Westar. Planning Systems is also subject to the proxy arrangements as a subsidiary of Foster Miller. QNAO has received approval of the new proxy agreement from the US Defense Security Service and it is expected that it will be executed by all parties shortly.

A summary of the current US proxy agreements is set out in paragraph 16.21 of Part XVII: "Additional Information".

PART XI — DETAILS OF THE GLOBAL OFFER

1. DESCRIPTION OF THE GLOBAL OFFER

Under the Global Offer, it is expected that:

- QinetiQ will issue approximately 81,081,081 new Ordinary Shares (based on an Offer Price at the mid-point of the Price Range) raising proceeds of approximately £135 million, net of underwriting commissions and other estimated fees and expenses of approximately £15 million; and
- the Principal Selling Shareholders will sell 229,594,449 existing Ordinary Shares in aggregate raising proceeds of approximately £414,130,987 (based on an Offer Price at the mid-point of the Price Range) and the Other Selling Shareholders will sell 4,161,820 existing Ordinary Shares raising proceeds of approximately £7,622,373, (based on an Offer Price at the mid-point of the Price Range) net of underwriting commissions and other estimated fees and expenses of approximately £10.7 million. QinetiQ will not receive any proceeds from the sale of existing Ordinary Shares by the Selling Shareholders.

The actual number of new Ordinary Shares to be issued by QinetiQ and existing Ordinary Shares to be sold by the Selling Shareholders in the Global Offer will only be determined by each of them at the time the Offer Price is determined and could be higher or lower than these numbers.

The new Ordinary Shares to be made available pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with each other and with all existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after Admission. The new and existing Ordinary Shares will, immediately following Admission, be in registered form and will be freely transferable under the Articles, save for certain restrictions imposed on them by virtue of the rights of the rights attaching to the Special Share. Further details of these restrictions are set out in paragraph 5.2(C) of Part XVII: "Additional Information".

Immediately following Admission, it is expected that more than 59.8 per cent. of the issued Ordinary Share capital of QinetiQ will be held in public hands (as defined in paragraph 6.1.19 of the Listing Rules), assuming that no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements (increasing to 67.0 per cent. if the maximum number of Over-allotment Shares is acquired pursuant to the Over-allotment Arrangements).

Up to one per cent. of the total number of Ordinary Shares made available in the Global Offer will be made available to Eligible Employees under the Priority Offer at the Offer Price. Of this one per cent., up to 0.7 per cent. will be made available to Eligible Employees in the UK and up to 0.3 per cent. will be made available to Eligible Employees in the US. Ordinary Shares that are not the subject of a valid application under the UK Priority Offer will be made available under the Institutional Offer. Ordinary Shares that are not the subject of a valid application under the US Priority Offer will not be issued.

In addition, in connection with Admission, the Company intends to make a free share award equivalent to £500 to each eligible employee (the actual number of Ordinary Shares receivable by each eligible employee being rounded to the nearest whole share and, in the case of each eligible employee in the US being reduced where necessary to take account of any required tax withholding liabilities). Further details of the free share arrangements are set out in paragraph 10 of Part XVII: "Additional Information".

Under the Global Offer, the new Ordinary Shares and existing Ordinary Shares are being offered and sold (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S; and (b) in the United States to "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The new Ordinary Shares are also being offered and sold as part of the Priority Offer to Eligible Employees: (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S; and (b) in the United States in reliance on Section 4(2) of the Securities Act to Accredited Investors, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Certain restrictions that apply to the distribution of this document and the Ordinary Shares being issued and sold under the Global Offer in jurisdictions outside the United Kingdom are described in paragraph 11: "Securities Laws and Selling Restrictions" below.

When admitted to trading, the Ordinary Shares will be registered with ISIN number GB00B0WMWD03 and SEDOL number B0WMWD0.

2. REASONS FOR THE GLOBAL OFFER

The Directors believe that the Global Offer will:

- assist in recruiting, retaining and incentivising key employees;
- allow QinetiQ to issue Ordinary Shares as part of the consideration in possible future acquisitions; and
- reduce the amounts drawn under the Group's revolving bank facility, creating headroom for future investment (described under paragraph 16.18 of Part XVII: "Additional Information").

The Global Offer will also allow each Principal Selling Shareholder to partially realise its investment in QinetiQ by way of the sale of existing Ordinary Shares.

3. THE INSTITUTIONAL OFFER

Under the Institutional Offer, Ordinary Shares will be offered to certain institutional investors in the UK in reliance on Regulation S, to QIBs in the US (in accordance with Rule 144A, or another exemption from, or transaction not subject to the registration requirements of the Securities Act) and to certain institutional investors in the rest of the world in reliance on Regulation S.

The Institutional Offer will be fully underwritten by the Joint Bookrunners upon execution of the Purchase Memorandum as described in paragraph 7: "Underwriting Arrangements" below.

Allocation and pricing

All existing Ordinary Shares made available pursuant to the Global Offer will be sold, and all new Ordinary Shares issued pursuant to the Global Offer will be issued, payable in full, at the Offer Price. The Offer Price, the number of Ordinary Shares allocated and the basis of allocation are expected to be announced on 10 February 2006 at which point prospective investors, amongst other matters, will be advised of the Offer Price and the number of Ordinary Shares allocated to them under the Institutional Offer. Upon accepting any such allocation, prospective investors will be contractually committed to acquire the number of Ordinary Shares allocated to them at the Offer Price and, to the fullest extent permitted by law, will be deemed to have agreed not to exercise any rights to rescind or terminate, or otherwise withdraw from, such commitment.

The Joint Bookrunners will solicit from prospective institutional investors their indications of interest in acquiring Ordinary Shares in the Institutional Offer. Prospective institutional investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire either at specified prices or at the Offer Price (as finally determined).

The latest time and date for indications of interest in acquiring Ordinary Shares under the Institutional Offer is 12 noon on 9 February 2006, but that time may be extended at the discretion of the Joint Bookrunners (with the agreement of QinetiQ and the Principal Selling Shareholders).

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set within, above or below it. QinetiQ and the Principal Selling Shareholders will determine the Offer Price and basis of allocation (including the minimum and maximum number of Ordinary Shares which may be acquired by any one investor under the Institutional Offer and the proportions in which particular allocations of Ordinary Shares under the Institutional Offer will comprise new Ordinary Shares and existing Ordinary Shares), after consultation with the Joint Bookrunners. A number of factors will be considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Ordinary Shares during the book building process, prevailing market conditions and the objective of establishing an orderly after-market in the Ordinary Shares. Allocations will be made in accordance with the restrictions imposed by the Articles and the Special Share. These restrictions are described in paragraph 5.2(C) of Part XVII: "Additional Information".

Concurrently with the announcement of the Offer Price and the basis of allocation, QinetiQ will publish a Pricing Statement which will contain the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer.

The rights attaching to the Ordinary Shares, including any Over-allotment Shares acquired pursuant to the Over-allotment Arrangements, will be uniform in all respects and all of the Ordinary Shares will form a single class for all purposes.

4. THE PRIORITY OFFER

Certain employees of the Group who are in employment with the Group on Admission, who are UK Employees or US Employees and over 18 (including for these purposes Sir David Lees, Dr Peter Fellner, Nick Luff, Noreen Doyle, Dame Pauline Neville-Jones and Glenn Youngkin), will have the opportunity to subscribe at the Offer Price for new Ordinary Shares under the Priority Offer.

Ordinary Shares available under the Priority Offer will not exceed one per cent. of the total number of Ordinary Shares made available in the Global Offer and will be made available in priority to applications received under the Institutional Offer. The Priority Offer will not be underwritten. Ordinary Shares that are not the subject of a valid application under the UK Priority Offer will be made available in the Institutional Offer. Ordinary Shares that are not the subject of a valid application under the US Priority Offer will not be issued.

Applications for new Ordinary Shares under the Priority Offer

A personalised Priority Offer Application Form in respect of the Priority Offer will be delivered to Eligible Employees by QinetiQ. In order to apply for new Ordinary Shares at the Offer Price, Eligible Employees must complete their personalised Priority Offer Application Form. The detailed terms and conditions of the Priority Offer and instructions regarding how to participate in the Priority Offer are set out in the Priority Offer Application Form. Applications must comply with, and shall be subject to, the terms and conditions set out in the Priority Offer Application Form.

Applications under the Priority Offer must be made by reference to the total monetary amount the applicant wishes to invest and not by reference to a number of Ordinary Shares or the Offer Price. There is no limit on the amount for which any individual application under the Priority Offer may be made. There is an overall limit to the Priority Offer of one per cent. of the total number of Ordinary Shares made available in the Global Offer (0.7 per cent. being made available to Eligible Employees in the UK and 0.3 per cent. being made available to Eligible Employees in the US). In the event of total applications being received under the Priority Offer for more than one per cent. of the Global Offer, applications will be scaled back by QinetiQ as set out below. The minimum amounts which may be invested by each individual participant are £250 in the UK Priority Offer and $50,000 in the US Priority Offer.

Certain applicants under the UK Priority Offer will have the opportunity to hold their Ordinary Shares themselves or have their shares held on their behalf by the Corporate Sponsored Nominee.

To the fullest extent permitted by law, applications in respect of the Priority Offer, once received, cannot be withdrawn nor may an Eligible Employee assign a right to participate in the Priority Offer to another person.

Only one application per Eligible Employee will be accepted. Joint applications will not be accepted.

Applications by Eligible Employees under the Priority Offer must be received, together with a cheque or banker's draft (in the case of UK Employees) and with confirmation of the electronic transfer in US dollars (in the case of US Employees) for the relevant monetary amount applied for, by QinetiQ's receiving agent, Lloyds TSB Registrars (in the case of UK Employees), or by Bank of New York (in the case of US Employees), at the address specified on the Priority Offer Application Form by not later than 11 a.m. (London time) on 6 February 2006 (in the case of UK Employees) or 4 p.m. (EST) on 10 February 2006 (in the case of US Employees). Cheques may be cashed immediately upon receipt. Post-dated cheques will not be accepted.

Before completing the Priority Offer Application Form, Eligible Employees should read the terms and conditions of the Priority Offer and the instructions set out on the Priority Offer Application Form.

Allocation

QinetiQ intends that all Eligible Employees who submit a valid and complete Priority Offer Application Form will, subject to the terms and conditions of the Priority Offer set out in the Priority Offer Application Form, receive all of the new Ordinary Shares they apply for. However, QinetiQ reserves the right (in its absolute discretion) to scale back the size of individual applications made in the Priority Offer if the total

number of Ordinary Shares applied for by all Eligible Employees exceeds one per cent. of the total number of Ordinary Shares made available in the Global Offer. Eligible Employees making the largest investments will be scaled back first to ensure that smaller applications are not disadvantaged. Allocations between individual applicants will be made by QinetiQ in accordance with the terms and conditions of the Priority Offer.

No fractional entitlements to new Ordinary Shares will be allocated and, therefore, in the event that QinetiQ scales back applications under the Priority Offer, allocations will be satisfied by QinetiQ rounding down to the nearest whole new Ordinary Share. Cheques for the difference between the aggregate Offer Price of the Ordinary Shares applied for and the application monies tendered will be issued to relevant Eligible Employees.

It is expected that certificates in respect of the new Ordinary Shares allocated under the Priority Offer will be posted by 3 March 2006.

Ordinary Shares that are not the subject of a valid application under the UK Priority Offer will be made available in the Institutional Offer. Ordinary Shares that are not the subject of a valid application under the US Priority Offer will not be issued.

5. SELLING SHAREHOLDERS

Selling Shareholders

The names (and, in the case of the Principal Selling Shareholders, business addresses) of each Selling Shareholder and the number of Ordinary Shares to be sold by each Selling Shareholder in the Global Offer are set out below:

Selling Shareholder	Number of Ordinary Shares to be held on Admission and prior to sale of Ordinary Shares in the Global Offer[1]		Expected number of Ordinary Shares to be offered for sale in the Global Offer[2]	Expected Number of Ordinary Shares to be held on Admission[3][6]	
	Number	Per cent. (%)		Number	Per cent. (%)
Principal Selling Shareholders					
MOD Main Building Horse Guards Avenue Whitehall London SW1A 2HB	303,740,800	53.0	148,832,992	154,907,808	23.7
New Co-Invest Limited Partnership (acting through its general partner, Carlyle Co-Invest GP Limited) PO Box 543 East Wing Trafalgar Court Admiral Park St Peter Port Guernsey GY1 6HJ	4,615,700	0.8	2,261,693	2,354,007	0.4
CEP Investment Administration Limited (as general partner of CQ Limited Partnership) PO Box 543 East Wing Trafalgar Court Admiral Park St Peter Port Guernsey GY1 6HJ	160,203,600	28.0	78,499,764	81,703,836	12.5

Selling Shareholder	Number of Ordinary Shares held on Admission and prior to sale of Ordinary Shares in the Global Offer[(1)]		Expected number of Ordinary Shares to be offered for sale in the Global Offer[(2)]	Expected number of Ordinary Shares to be held on Admission[(3)(4)(6)]	
	Number	Per cent. (%)		Number	Per cent. (%)
Other Selling Shareholders[(5)]					
Derek Barnes	3,276,547	0.57	327,655	2,948,892	0.45
Simon Bennett	1,011,714	0.18	151,757	859,957	0.13
Lynton Boardman	1,005,800	0.18	150,870	854,930	0.13
John Braddell	3,739,047	0.65	560,857	3,178,190	0.49
Mike Goodfellow	3,276,547	0.57	491,482	2,785,065	0.43
Brenda Jones	5,589,047	0.98	838,357	4,750,690	0.73
Hal Kruth	6,937,500	1.21	1,040,625	5,896,875	0.90
Andrew Sleigh	3,276,547	0.57	491,482	2,785,065	0.43
Doug Webb	724,900	0.13	108,735	616,165	0.09

(1) Represents the number of Ordinary Shares expected to be held by each Selling Shareholder immediately following application of the Ratchet and completion of the share capital reorganisation as more fully described in paragraphs 4.2 and 4.4 of Part XVII: "Additional Information".

(2) The number of existing Ordinary Shares to be sold under the Global Offer may be increased or decreased at the discretion of QinetiQ and the Selling Shareholders following consultation with the Joint Bookrunners. It is expected that the Pricing Statement containing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer will be published on or about 10 February 2006.

(3) Assumes that there are 81,081,081 new Ordinary Shares in issue following the Global Offer asuming that (i) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements; and, (ii) all Ordinary Shares offered under the US Priority Offer are acquired; and (iii) an Offer Price at the mid-point of the Price Range.

(4) Does not include Ordinary Shares issued as free shares under the free share arrangements or share awards made on or after Admission under QinetiQ's Employees' Share Schemes.

(5) The business address of the Other Selling Shareholders is c/o QinetiQ Group plc, Cody Technology Park, Farnborough, Hampshire, GU14 0LX, United Kingdom.

(6) Assuming that the Offer Price is set at the mid-point of the Price Range.

If the Over-allotment Arrangements are fully implemented, such that the maximum number of 47,225,603 Over-allotment Shares are sold in the Global Offer, the number and percentage of Ordinary Shares held by each Principal Shareholder following the Global Offer will be:

Principal Selling Shareholders	Number of Ordinary Shares held following the Global Offer[(1)(2)]	
	Number	Per cent. (%)
MOD	124,294,142	19.0
New Co-Invest Limited Partnership (acting through its general partner, Carlyle Co-Invest GP Limited)	1,888,796	0.3
CEP Investment Administration Limited (as general partner of CQ Limited Partnership)	65,557,110	10.0

(1) Assumes that (i) there are 81,081,081 Ordinary Shares and 47,225,603 Over-allotment Shares in issue following the Global Offer; (ii) all Ordinary Shares offered under the US Priority Offer are acquired; and (iii) the Offer Price is set at the mid-point of the Price Range.

(2) Assuming that the Over-allotment Shares are pro-rated between the MOD and Carlyle.

The MOD has had no material relationships with QinetiQ during the three years prior to the date of this document other than those summarised in Part IX: "Relationship with the MOD" and Part XVII: "Additional Information".

Carlyle have had no material relationships with QinetiQ during the three years prior to the date of this document, other than as shareholders of QinetiQ.

Intentions to subscribe

To the extent known by QinetiQ, none of the Selling Shareholders, Directors or Senior Management intend to subscribe for Ordinary Shares in the Global Offer, save that Sir David Lees, Dr Peter Fellner,

Nick Luff, Noreen Doyle, Dame Pauline Neville-Jones, Glenn Youngkin and Senior Management may choose to subscribe for Ordinary Shares as part of the Priority Offer.

As at the date of this document, QinetiQ is not aware of any person who intends to subscribe for more than five per cent. of the total number of Ordinary Shares to be sold under the Global Offer.

6. OVER-ALLOTMENT AND STABILISATION

In connection with the Institutional Offer, the Stabilising Manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on any stock market, over-the-counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 10 February 2006 up to and including 11 March 2006. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Institutional Offer.

In connection with the Institutional Offer, the Stabilising Manager, may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 20 per cent. (the "Stabilisation Percentage") of the total number of Ordinary Shares comprised in the Global Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales effected by it during the stabilising period, the Principal Selling Shareholders are expected to enter into the Over-allotment Arrangements pursuant to which the Stabilising Manager may, on behalf of the Joint Bookrunners, purchase or procure purchasers for additional Ordinary Shares up to a maximum of 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer at the Offer Price. It is currently expected that such maximum number of Over-allotment Shares will represent between 10 and 15 per cent. of the total number of Ordinary Shares comprised in the Global Offer. If such maximum number of Over-allotment Shares represents less than 15 per cent., the Stabilisation Percentage will reduce by a corresponding amount. The Over-allotment Arrangements are expected to be exercisable in whole or in part, upon notice by the Stabilising Manager, at any time on or before the thirtieth calendar day after the commencement of conditional trading of the Ordinary Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* in all respects with each other and with the existing Ordinary Shares, including for all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares, will be purchased on the same terms and conditions as the Ordinary Shares being sold in the Global Offer and will form a single class for all purposes with the other Ordinary Shares.

Details of certain stock lending arrangements to be entered into in connection with the Over-allotment Arrangements, are set out in paragraph 17.3 of Part XVII: "Additional Information".

7. UNDERWRITING ARRANGEMENTS

The Joint Bookrunners have entered into commitments under the Underwriting Agreement pursuant to which they will, subject to: (i) the determination of the Offer Price; (ii) QinetiQ, the Principal Selling Shareholders and the Joint Bookrunners executing and delivering the Purchase Memorandum; and (iii) certain other conditions, severally procure subscribers for the new Ordinary Shares to be issued by QinetiQ and purchasers for the existing Ordinary Shares to be sold by the Selling Shareholders under the Institutional Offer, or, failing which, themselves subscribe for and/or purchase such Ordinary Shares, in each case, at the Offer Price. The Underwriting Agreement contains provisions entitling the Joint Bookrunners to terminate the Institutional Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, the Institutional Offer and these arrangements will lapse and any monies received in respect of the Institutional Offer will be returned to applicants without interest. The Underwriting Agreement provides for the Joint Bookrunners to be paid commissions in respect of the new Ordinary Shares to be issued by the Company, the existing Ordinary Shares to be sold by the Selling Shareholders and any Over-allotment Shares sold following the exercise of the Over-allotment Arrangements. Any commissions received by the Joint Bookrunners may be retained, and any Ordinary Shares acquired by them, may be retained or dealt in, by them for their own benefit.

The Priority Offer will not be underwritten.

Further details of the terms of the Underwriting Agreement are set out in paragraph 17.1 of Part XVII: "Additional Information".

8. DEALING ARRANGEMENTS

Application has been made to the FSA for the whole of the issued and to be issued Ordinary Share capital of QinetiQ to be admitted to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 15 February 2006. Settlement of dealings from that date will be on a three-day rolling basis. Prior to Admission, it is expected that conditional dealings in the Ordinary Shares will commence on the London Stock Exchange on 10 February 2006. In normal circumstances, the earliest date for settlement of such dealings will be 20 February 2006. Any dealings before the commencement of unconditional dealings will be on a "when-issued basis" and will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned. These dates and times may be changed.

Each investor in the Institutional Offer will be required to undertake to pay the Offer Price for the Ordinary Shares sold to such investor in such manner as shall be directed by the Joint Bookrunners.

It is expected that Ordinary Shares allocated to investors in the Institutional Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. No temporary documents of title will be issued. Dealings in advance of crediting of the relevant CREST stock account shall be at the risk of the person concerned.

9. CREST

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another's without the need to use share certificates or written instruments of transfer. With effect from Admission, the Articles will permit the holding of Ordinary Shares under the CREST system.

QinetiQ has applied to CRESTCo, the operator of CREST, for all of the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. An investor applying for Ordinary Shares in the Institutional Offer may, however, elect to receive Ordinary Shares in uncertificated form if such investor is a system-member (as defined in the CREST Regulations) in relation to CREST.

Ordinary Shares available under the UK Priority Offer may be held by the Corporate Sponsored Nominee or by the applicant in his or her own name. Those applicants choosing to hold Ordinary Shares individually will receive share certificates, which are expected to be distributed from Lloyds TSB Registrars to those persons by post. QinetiQ reserves the right to retain share certificates relating to the entitlements of existing shareholders of QinetiQ as at the date of this document for the duration of the lock-up periods relating to such shareholders.

10. LOCK-UP ARRANGEMENTS

Pursuant to the Underwriting Agreement, each of QinetiQ and the Principal Selling Shareholders has agreed that, subject to certain exceptions, they will not, without the prior written consent of the Joint Bookrunners, during the period commencing on the date of the Underwriting Agreement and ending on the date falling 180 days after the date of Admission, directly or indirectly, issue or sell (as appropriate) or grant any option, right or warrant to purchase or otherwise dispose of any Ordinary Shares.

In addition, each of the Executive Directors, certain members of Senior Management and certain other senior employees have entered into lock-up arrangements preventing them from selling Ordinary Shares (subject to certain exceptions) without the prior written consent of the Joint Bookrunners and the Company, during the period commencing on 24 January 2006 and ending (subject to one exception): (a) in the case of one third of the Ordinary Shares held at Admission, one year after the date of Admission; (b) in the case of an additional one third of the Ordinary Shares held at Admission, two years after the date of Admission; and (c) in the case of the remaining one third of Ordinary Shares held at Admission, three years after Admission.

Further details of these arrangements are set out in paragraph 17 of Part XVII: "Additional Information".

11. SECURITIES LAWS AND SELLING RESTRICTIONS

The distribution of this document, the Global Offer and the issue and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those set out in the paragraphs below. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

General

No action has been or will be taken by QinetiQ, the Directors, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited or Merrill Lynch International that would permit a public offering of Ordinary Shares, or the possession or distribution of this document or any other offering or publicity material relating to the Ordinary Shares in any country or jurisdiction where action for that purpose is required, other than the United Kingdom. Accordingly, Ordinary Shares, may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer, subscription and sale of Ordinary Shares, including those in the paragraphs below.

Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Ordinary Shares offered hereby to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful.

United States

Because of the following restrictions, investors are advised to consult their own legal advisers prior to making any offer for the resale, pledge or other transfer of Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the Global Offer, an offer or sale of Ordinary Shares within the United States by any dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration, or in a transaction not subject to registration, under the Securities Act.

Each purchaser of Ordinary Shares located within the United States under the Institutional Offer will be deemed to have represented, acknowledged and agreed as follows (terms defined in Rule 144A or Regulation S shall have the same meaning as defined therein):

(A) The purchaser: (1) is a QIB; (2) is aware, and has advised each beneficial owner of such Ordinary Shares, that the sale of the Ordinary Shares to it is being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or a transaction not subject to, the registration requirements of the Securities Act; (3) is acquiring such Ordinary Shares for its own account or for the account of another QIB, as the case may be, for investment purposes and not with a view to distribution within the meaning of US securities laws; and (4) acknowledges that no representation can be made as to the availability of the exemption provided by Rule 144 for resale of the Ordinary Shares.

(B) The purchaser understands for, if it is acting for the account of another person, such person has confirmed to it that such person understands) that the Ordinary Shares are "restricted securities" (within the meaning of Rule 144(a)(3) of the Securities Act) and that such Ordinary Shares are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Ordinary Shares have not been and will not be registered under the Securities Act and that it may not offer, resell, pledge or otherwise transfer any of such Ordinary

Shares except: (i) in accordance with Rule 144A or another exemption from, or a transaction not subject to, the registration requirements of the Securities Act to a QIB or to a person that the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of another QIB; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act; (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 hereunder (if applicable); or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state or other jurisdiction of the United States.

(C) Each purchaser understands that any certificated Ordinary Shares, unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A OR ANOTHER EXEMPTION FROM, OR A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A OR A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE ORDINARY SHARES.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE ORDINARY SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE COMPANY'S SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.

(D) The Company, Lloyds TSB Registrars, the Joint Bookrunners and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the Purchaser is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(E) Notwithstanding anything to the contrary in the foregoing, the Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Company's shares established or maintained by a depositary bank.

(F) Any offer, sale, resale, pledge or other transfer made other than in compliance with the above stated restrictions shall not be recognised by the Company in respect of the Ordinary Shares.

(G) Each purchaser which, in the future, offers, resells, pledges or otherwise transfers such Ordinary Shares, will notify such subsequent transferees of the transfer restrictions set out in paragraphs (A) to (F) above.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from the date on which the Prospective Directive is implemented in that Member State (the "relevant implementation date"), no Ordinary Shares have been offered or will be offered pursuant to the Global Offer to the public in that relevant member state prior to

the publication of a prospectus in relation to the Ordinary Shares, which has been approved by the competent authority in that relevant member state, in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, offers of Ordinary Shares may be made to the public in that relevant member state at any time:

- to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
- to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior written consent of the Joint Bookrunners; or
- in any other circumstances which do not require the publication by QinetiQ of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospective Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Ordinary Shares or to whom any offer is made under the Global Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Ordinary Shares to the public" in relation to any Ordinary Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of Ordinary Shares being offered to a financial intermediary (as that term is used in Article 3(2) of the Prospective Directive), such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the Institutional Offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Ordinary Shares to the public other than their offer or resale in a relevant member state to qualified investors (as so defined) or in circumstances in which the prior consent of the Joint Bookrunners has been obtained to each such proposed offer or resale. QinetiQ, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, JPMorgan Cazenove Limited and Merrill Lynch International and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Bookrunners of such fact in writing may, with the consent of the Joint Bookrunners, be permitted to subscribe for or purchase Ordinary Shares in the Institutional Offer.

Canada, Australia and Japan

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada, no document in relation to the Global Offer has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Financial Services Agency in relation to the Global Offer or the Ordinary Shares. Accordingly, subject to certain exceptions, the Ordinary Shares may not, directly or indirectly, be offered or sold within Canada, Australia or Japan or offered or sold to a resident of Canada, Australia or Japan.

12. CONDITIONALITY OF THE GLOBAL OFFER

Completion of the Global Offer will be subject to: (i) the determination of the Offer Price by QinetiQ and the Principal Selling Shareholders, after consultation with the Joint Bookrunners, and after QinetiQ, the Principal Selling Shareholders and the Joint Bookrunners have executed and delivered the Purchase Memorandum; and (ii) the decision of each of the Principal Selling Shareholders to proceed with the Global Offer (subject to their respective obligations under the Underwriting Agreement). The Global Offer is subject to the satisfaction (or waiver) of certain conditions contained in the Underwriting

Agreement, including, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and Admission occurring by not later than 8:00 a.m. on 15 February 2006 or such later time and/or date as the Company, the Principal Selling Shareholders and the Joint Bookrunners may agree. Certain conditions relate to events which are outside the control of QinetiQ, the Directors, the Principal Selling Shareholders and the Joint Bookrunners. Details of these conditions are contained in the description of the Underwriting Agreement in paragraph 17.1 of Part XVII: "Additional Information".

PART XII—DIVIDEND POLICY

Following Admission, in the absence of unforeseen circumstances and assuming the Group's performance continues in line with the Directors' expectations, and subject to there being available distributable reserves for the purpose, the Directors intend to declare a final year dividend of between £13.5 million and £15 million in respect of the financial year ending 31 March 2006, payable in August 2006. The expected final dividend will not be reduced as a consequence of the Global Offer taking place part way through the year.

Thereafter, the Directors intend to adopt a progressive dividend policy which will take into account the profitability of QinetiQ's businesses and underlying growth, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. The Directors intend to recommend, on an ongoing basis, an interim and final dividend in respect of each financial year, in each case in the approximate proportions of one third to two thirds respectively. The Directors may revisit QinetiQ's dividend policy from time to time.

As a holding company, the ability of the Company to pay dividends will be dependent upon dividends and interest being distributed by its subsidiaries. In addition, the payment of large or unusual dividends in circumstances where, following the payment of the dividend, the Company would not have distributable reserves, would need to be submitted to the Pensions Regulator for clearance. If such clearance were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under section 38 of the Pensions Act 2004. The payment of dividends will, therefore, be limited by the after tax earnings of the Group and the Company's distributable reserves.

PART XIII—USE OF PROCEEDS

Based on an Offer Price between 165p and 205p, QinetiQ's net proceeds from the Global Offer are estimated to be £135 million, after deduction of estimated cash offer costs and expenses payable by QinetiQ in connection with the Global Offer. QinetiQ will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders.

The principal use of the proceeds of the Global Offer, supplemented by QinetiQ's existing cash resources and, if appropriate, external or other financing, is to continue to grow QinetiQ's business both organically and through appropriate acquisitions.

In the short term, QinetiQ intends to use part of the net proceeds of the Global Offer to make a payment of approximately £45 million to reduce the deficit in the QinetiQ Pension Scheme. QinetiQ intends to use the balance of the net proceeds of the Global Offer to reduce the amounts drawn under the Group's revolving bank facility.

However, in the event that an attractive investment or acquisition opportunity arises prior to payment of those amounts, QinetiQ may use all or part of the Global Offer proceeds in funding such opportunities.

PART XIV — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of QinetiQ's combined and consolidated financial condition and results of operations should be read in conjunction with the rest of this document, including Part XV: "Historical Financial Information" and Part XVI: "Pro-Forma Financial Information". This section contains "forward-looking statements" that are subject to known and unknown risks and uncertainties. QinetiQ's actual results could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document, particularly in paragraph 2 of Part VI: "Presentation of Statistical Data and Other Information" and Part II: "Risk Factors".

On 28 February 2003, QinetiQ acquired the entire issued share capital of QinetiQ Holdings Limited from the MOD (apart from a single Special Share which was retained by the MOD). QinetiQ's historical combined and consolidated financial information has been prepared as if it had existed as a discrete operation from 1 April 2002. Accordingly, QinetiQ's historical financial information for the year ended 31 March 2003 reflects the consolidated financial statements of QinetiQ Holdings Limited for the period from 1 April 2002 to 28 February 2003, aggregated with the consolidated financial statements of QinetiQ for the period to 31 March 2003.

QinetiQ's financial years ended 31 March 2003, 2004 and 2005 are referred to below as "FY 2003", "FY 2004" and "FY 2005", respectively. QinetiQ's half-year financial periods for the six months ended 30 September 2004 and 2005 are referred to below as "HY 2005" and "HY 2006", respectively.

QinetiQ has extracted the financial information in this Operating and Financial Review and Prospects without material adjustment (i) for FY 2003, FY 2004 and FY 2005 from "UK GAAP Historical Financial Information" in Section B of Part XV: "Historical Financial Information" prepared in accordance with UK GAAP and (ii) for FY 2005, HY 2005 and HY 2006 from "IFRS Historical Financial Information" in Section D of Part XV: "Historical Financial Information" prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed or expected to be endorsed by the EU and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. The financial information for HY 2005 is unaudited and has been extracted from the Group's accounting records. The financial information prepared in accordance with IFRS for FY 2005 is presented for comparative purposes only.

Sector turnover by stream, analysis of movements in sector turnover by stream, analysis of orders, tables labelled as unaudited and quantitative information not found in table format in this Part XIV is unaudited information. Such unaudited information is derived from accounting records that formed the underlying basis of, but are not found in, the financial information set forth in Part XV: "Historical Financial Information". Orders are sourced from unaudited management information.

At the end of FY 2005, QinetiQ undertook a major restructuring of its business into three new sectors. Accordingly, the sector analysis of QinetiQ's results for FY 2003 and FY 2004 have been restated to align with the new management structure. Since the end of FY 2005, further review of the split of the Group by sector has resulted in changes to the classification of certain business units and a consequent adjustment to the segmental turnover and profit analysis from that published in the Group's annual report for FY 2005.

1. OVERVIEW

QinetiQ is a leading international defence and security technology company. The QinetiQ Group delivers innovative research-based technology solutions and support services to governmental organisations including the UK Secretary of State for Defence (MOD), UK national security and intelligence agencies, the US Department of Defense (US DoD), the US Department of Homeland Security (US DHS) and other US security and intelligence agencies. Additionally it services the leading aerospace, defence and security original equipment manufacturers (OEMs) and blue-chip commercial customers around the world.

Over the past 50 years, QinetiQ has built up significant intellectual capital being a leading supplier of defence research to the UK Government. In 1993, the UK Government transferred its non-nuclear defence research establishments to a separate trading fund (originally as the DRA and subsequently as the enlarged DERA). In 2001, the majority of DERA was transferred into QinetiQ Limited and, to date, the UK is the only advanced nation to permit, on this scale, its national defence laboratories to be transformed into a separate entity as an arm's length commercial enterprise and to operate as a private sector entity. As at 30 September 2005, QinetiQ had approximately 11,400 talented employees who contribute to the development of its intellectual capital base by winning customer-funded research assignments and

exploiting QinetiQ's strengths in technology research by selling systems solutions, products and licences into a broad spectrum of defence, security, technology and other commercial markets.

QinetiQ focuses on three principal markets: the UK defence market, related commercial markets, (including security and counter-terrorism) and the North American defence and security market. QinetiQ's businesses are grouped into three sectors broadly aligned to its strategic areas of focus: Defence & Technology (D&T), Security & Dual Use (S&DU) and QinetiQ North America (QNA).

- **Defence & Technology** represents the core of QinetiQ's UK defence business, delivering research-based technology solutions and managed services that support the UK's armed forces and those of its allies, as well as being a significant generator of QinetiQ's intellectual property and cash flow;

- **Security & Dual Use** draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent security and commercial markets; it has a track record of generating revenue and crystallising value through royalties, licence fees, equity realisations, joint ventures and technology transfer based transactions; and

- **QinetiQ North America** has leading positions in the North American defence and security market having developed a three-legged business model focused on technology, systems engineering & technical assistance and IT services; QinetiQ has built its platform in this market both organically and through the acquisition of technology rich companies closely aligned to its traditional core UK business.

QinetiQ's total turnover increased from £774.9 million in FY 2003 to £795.4 million in FY 2004 and £872.4 million in FY 2005. Total turnover in HY 2006 was £473.5 million compared to £369.0 million in HY 2005.

QinetiQ's total operating profit before exceptional items, goodwill amortisation and impairment has increased from £35.7 million in FY 2003 to £54.1 million in FY 2004 and £69.3 million in FY 2005. Total operating profit before restructuring costs, amortisation of intangible assets and impairment of goodwill and current asset investments in HY 2006 was £37.3 million compared to £43.8 million in HY 2005, with HY 2005 including a profit of £17.1 million on the disposal of an interest in an equity accounted associate.

2. MATERIAL FACTORS AFFECTING RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following factors have had and are likely to continue to have a material effect on QinetiQ's results of operations and financial condition.

2.1 Demand for defence and security technology and expert services

In response to the global "War on Terror", UK and US defence and security spending has increased in recent years and is increasingly emphasising the insertion of technology in new equipment and programmes to adapt, upgrade and modernise existing equipment, platforms and programmes. Additionally, the role of technology-based components in new defence solutions has grown as their complexity increases. These trends have favourably impacted QinetiQ's business and the Directors expect that they will continue.

2.2 MOD turnover

QinetiQ derived approximately £622.3 million, £643.7 million and £637.7 million of its total turnover from the MOD in FY 2003, FY 2004 and FY 2005, respectively. QinetiQ's UK defence business delivers research-based technology solutions and managed services that support the UK's armed forces and those of its allies. QinetiQ's largest single contract is the 25-year LTPA, through which QinetiQ delivers an integrated test, training and evaluation (T&E) capability to the MOD. LTPA turnover is derived primarily from managing facilities, delivering T&E tasks and performing capital projects. In addition to the LTPA, QinetiQ's UK defence business is driven by turnover streams delivering value to various MOD entities and agencies through the MOD research programme, through direct contracts with the DPA and DLO and as members of teams with, or as subcontractors to, other major defence suppliers.

As expected, the mix of business with the MOD is gradually changing as the MOD research programme is opened to competition and the cost reduction programmes under the LTPA are successfully completed. QinetiQ has largely offset these anticipated reductions through increased business with the DPA and the

DLO and the Compliance Regime has allowed QinetiQ to respond to increased demand for technology in programmes run by other major defence suppliers. The Directors intend to minimise any reduction of turnover volume with the MOD resulting from the introduction of research competition by bidding competitively and winning a share of the competed research work. QinetiQ has largely offset these anticipated reductions by gains into other areas of business with the MOD or the defence supply chain.

2.3 Evolving contract mix

The contract mix of QinetiQ's turnover has experienced a significant shift from FY 2003 to FY 2005, from approximately 70 per cent. of total QinetiQ turnover earned under fixed price contracts in FY 2003 to approximately 81 per cent. of total QinetiQ turnover earned under fixed price contracts in FY 2005. A significant element of this shift has been due to the contracts migrated into the fixed price elements of the LTPA in FY 2004. With the exception of the LTPA, QinetiQ's fixed price contract portfolio primarily consists of thousands of smaller contracts with various entities and agencies within the MOD and with various commercial customers rather than a handful of large contracts. The Directors believe that the large number of smaller fixed price contracts together with its strong project management experience assist in reducing QinetiQ's risks associated with fixed price contracts. In North America, QinetiQ's operations are in line with market trends with a higher proportion of cost-plus and time and materials contracts than in the UK-based sectors.

2.4 US acquisitions

North America represents the largest market in the world for defence and security technology solutions, providing access to a significantly larger customer base and opportunities for pull through technology offerings from the UK-based sectors. In the last 16 months, QinetiQ has acquired four technology rich companies in North America closely aligned to its traditional core UK business. See "Liquidity and Capital Resources—Cash Flow—Acquisitions and Disposals" later in this section. QinetiQ has thereby significantly increased the scale of its operations as a provider of defence and security services in the North American market. The Directors intend to continue to focus on expansion in North America through both organic growth and further bolt-on acquisitions.

2.5 Intellectual property realisation

QinetiQ seeks to realise the value of appropriate technologies through commercial applications arising from its extensive and largely customer-funded research and development programmes. QinetiQ's intellectual property realisation strategy involves licensing and royalty agreements, direct product development (on its own or with partners) and the creation of and subsequent exit from joint ventures to move these technologies into the commercial arena. The Directors' objective is to create successful long-term enterprises to accelerate developing technologies into commercial products and solutions. The different methods employed to realise the value of intellectual property and the sensitivity of the timing of realisation of individual projects from the overall portfolio mean that the profile of returns from the intellectual property realisation process can be uneven from year to year.

2.6 Effect of seasonality

There is a seasonal variation in performance across QinetiQ's UK business related primarily to direct and indirect contracting with the MOD. The MOD financial cycle is in line with QinetiQ's financial year. In the early part of the MOD financial year, there is often a delay in the initial selection of projects and finalisation of contracts, which generally results in stronger turnover and profit generation for QinetiQ in the second half of its financial year. Accordingly, QinetiQ's results may fluctuate during the year and its results for the first six months of the financial year may not necessarily be indicative of its results for the full financial year. As a people-dependant business there is also some impact in both the UK and North America from the profile of employees taking leave around traditional holiday periods in August, November (US only) and December, resulting in lower chargeable time and revenues generated in these months. Additionally, working capital tends to increase towards QinetiQ's year end as the higher volume of work in the last two months of the year is reflected in higher cash collections at the start of QinetiQ's following financial year.

2.7 **Pensions**

QinetiQ operates defined benefit schemes and defined contribution schemes in the United Kingdom and defined contribution schemes in the United States. The measurement and accounting for defined benefit schemes under the provisions of IAS19 adds an element of volatility to QinetiQ's reported results, as the present value of future commitments under defined benefit schemes change in direct correlation to bond yields and mortality assumptions which are beyond the Directors' ability to control or predict. Of the gross pension liability increase in HY 2006, approximately £25.0 million is the result of the application of the latest mortality assumptions which caused a weighted average increase of one year in the life expectancy of defined benefit scheme members. As at its most recent accounting valuation on 30 September 2005 QinetiQ's defined benefit pension liability was measured under IAS19 as £245.5 million pre-deferred tax and £171.9 million after deducting the associated deferred tax asset. Taking into account the discounted value of the indemnity from the MOD of £39.2 million as at this date, QinetiQ's net defined benefit pension deficit under IFRS was £132.7 million. QinetiQ has agreed with the scheme trustees to make future lump-sum cash payments of £10 million per annum against this past deficit for the six years from October 2005 and intends to prepay the balance of the first five years of these payments from the proceeds of the Global Offer.

2.8 **Taxation**

Since 2004, QinetiQ's effective tax rate has been significantly below the standard UK rate, mainly due to the availability of research and development reliefs from HM Revenue & Customs and the utilisation of tax losses not previously recognised. The effective tax rate for the Group is rising primarily due to the impact of US taxation on the profits generated from the acquisitions made in the US, as the effective tax rate for QinetiQ's US businesses is expected to broadly track the US statutory rate.

Due to the availability of the research and development reliefs and accelerated capital allowances, the UK business has been in a non cash tax paying position and this is expected to continue for at least the next 2 to 3 years. QinetiQ's US businesses are expected to be cash tax paying going forward at a rate broadly tracking US statutory rates.

3. CURRENT TRADING AND PROSPECTS

The results for the six months to 30 September 2005 and the results for the period since 30 September 2005 were in line with the Directors' expectations. In FY 2006, the second half performance will include a full six months of trading from the acquisition of Apogen and Planning Systems (both acquired in September 2005) in the United States and Verhaert (acquired in August 2005) in Belgium. The Directors are confident about QinetiQ's prospects for the current financial year and believe that it is well placed to develop its business in line with its stated strategy.

4. CONSOLIDATED RESULTS OF OPERATIONS

The following discussion and analysis of QinetiQ's results of operations and financial condition is based on QinetiQ's historical results. Principally as a result of its North American acquisitions in FY 2005 and HY 2006, QinetiQ's historical results of operations are not directly comparable from period to period. QinetiQ's FY 2003, FY 2004 and FY 2005 financial information as set out in Section B of Part XV: "Historical Financial Information" has been prepared in accordance with UK GAAP. In addition, QinetiQ has prepared FY 2005, HY 2005 and HY 2006 financial information in accordance with IFRS. The financial information for HY 2005 prepared in accordance with IFRS is unaudited.

4.1 **HY 2006 compared to HY 2005**

Turnover

For HY 2006, QinetiQ turnover increased by £104.5 million, or 28.3 per cent., to £473.5 million compared to £369.0 million for HY 2005. Approximately £91.7 million, or 87.8 per cent. of this increase was due to a full six months of results of Westar and FMI, which contributed £53.1 million and £31.2 million of revenue, respectively, and approximately one month of results of the Apogen, Planning Systems and Verhaert acquisitions being included in HY 2006, compared to no US or Belgium acquisition results included in HY 2005. The remainder of the increase for HY 2006 arose principally from a £5.1 million increase in D&T turnover together with a £7.7 million increase in S&DU turnover across all business streams.

Orders

In HY 2006, orders increased by £107.8 million to £379.9 million from £272.1 million in HY 2005. Of this increase, £81.9 million was attributable to QNA primarily through the acquisition of FMI and Westar with these two businesses contributing orders of £36.8 million and £44.3 million, respectively. QNA orders were driven primarily by new orders for the Talon product produced by FMI and new funded orders from the US Army and US Marines by Westar. Excluding QNA, the orders for the D&T and S&DU sectors grew by 9.5 per cent. on a combined basis, with virtually all of this growth occurring in S&DU through strong growth in Security, Space and TD&E orders offset by a decrease in Managed Services orders in S&DU as HY05 included £9.5 million of order value in respect of a two and a half year fuel testing contract. D&T orders increased marginally, from £223.0 million in HY 2005 to £225.4 million in HY 2006. This increase comprised strong growth in D&T's Technology Supply and Procurement & Capability Support streams, partly offset by a lower level of MOD Research orders following multi-year contract wins in FY 2005.

Employee costs

Employee costs largely consist of wages and salaries, social security costs, pension costs and other related costs for employees. In HY 2006, QinetiQ's employee costs increased by £55.4 million, or 31.9 per cent., to £229.1 million compared to £173.7 million in HY 2005. This increase was primarily attributable to the additional wages and salaries costs in HY 2006 arising from the acquisition of FMI and Westar and increased wage costs in the D&T and S&DU sectors as QinetiQ substantially completed a process to bring salaries into line with what it believes to be market rates. Employee costs overall increased as a percentage of revenue from 47.1 per cent. in HY 2005 to 48.4 per cent. in HY 2006.

Third party project costs

QinetiQ's third party project costs are variable largely according to turnover. Third party project costs primarily consist of subcontracted research and development costs and purchased materials incurred on behalf of customers as part of funded projects, together with direct materials costs used in product manufacture. The principal factors affecting third party project costs are the extent to which QinetiQ teams with partners in bidding for and delivering contracts, thereby sharing costs that would otherwise fall entirely on QinetiQ, the extent to which QinetiQ uses sub-contractors who bear the direct cost of research, development and materials on a fixed cost basis, and the mix of products included in turnover.

For HY 2006, QinetiQ's third party project costs increased by £29.3 million, or 47.0 per cent., to £91.7 million compared to £62.4 million in HY 2005. This increase was primarily attributable to the increased level of turnover in D&T and S&DU as well as the inclusion of a full six months of results for FMI and Westar. As a proportion of turnover, third party project costs increased to 19.4 per cent. in HY 2006 from 16.9 per cent. in HY 2005. This is largely due to the fact that both FMI and Westar have third party project costs that are higher as a percentage of revenue than those of QinetiQ's UK operations due to the higher material content of their product businesses.

Other operating costs

QinetiQ's other operating costs include facility costs related to the operation and maintenance of Company properties, sales and marketing expenses, costs for financial and information systems, infrastructure costs and travel expenses.

For HY 2006, QinetiQ's other operating costs increased by £10.6 million, or 11.4 per cent., to £103.4 million compared to £92.8 million in HY 2005. This increase was primarily attributable to the

inclusion of six months of results of Foster Miller and Westar in HY 2006 and also due to the benefit of a £3.7 million prior year rates rebate in HY 2005.

Share of post-tax loss in equity accounted joint ventures and associates

QinetiQ invests in technologies through joint ventures and associate undertakings, collaborating with commercial partners to accelerate business development and gain access to venture capital investment.

For HY 2006, QinetiQ's share of post-tax losses in equity accounted joint ventures and associates decreased by £1.1 million to £0.7 million compared to £1.8 million in HY 2005. This decrease was primarily attributable to the acquisition of associates that became fully consolidated subsidiaries at the end of HY 2005.

Profit on disposal of interest in an equity accounted associate

The profit on disposal of interest in an equity accounted associate in HY 2005 was due to the sale of QinetiQ's 42.7 per cent. interest in pSiMedica Limited to pSivida Limited in August 2004, resulting in a profit on disposal of £17.1 million as part of the QinetiQ's ongoing intellectual property realisation efforts.

Other income

Other income comprises rental income from Dstl for space occupied at QinetiQ's core sites and other third party rental income from surplus properties in QinetiQ's property portfolio. For HY 2006, QinetiQ's other income increased by £0.6 million to £7.4 million compared to £6.8 million in HY 2005.

EBITDA before restructuring costs

EBITDA before restructuring costs declined by £6.2 million, or 10.0 per cent., from £62.2 million in HY 2005 to £56.0 million in HY 2006. As previously noted, the timing of intellectual property realisation from QinetiQ's portfolio of technologies can generate an uneven profile of returns from period to period. Excluding the £17.1 million gain on the disposal of QinetiQ's investment in pSiMedica in HY 2005 and a rates rebate of £3.7 million received in HY 2005, EBITDA before restructuring costs in HY 2006 increased by £14.6 million, or 35.3 per cent., from an adjusted figure of £41.4 million in HY 2005 to £56.0 million in HY 2006. This underlying increase is primarily due to the contribution from the acquired North American businesses which generated EBITDA of £12.1 million together with an improvement in the operating results of the D&T and S&DU sectors.

Depreciation and impairment of property, plant and equipment

The increase in depreciation costs of £0.3 million to £18.7 million in HY 2006 from £18.4 million in HY 2005 is primarily due to additional depreciation from the inclusion of the results of the 2004 acquisitions of Foster Miller and Westar, largely offset by the impact of asset disposals in HY 2005.

Amortisation of intangible assets and impairment of goodwill and current asset investments

Amortisation of intangible assets has increased to a charge of £3.7 million in HY 2006 from a credit of £0.6 million in HY 2005. This charge comprises primarily the amortisation of intangible assets identified on the acquisition of Westar and Foster Miller. These intangible assets are being amortised over an average life of seven years. The credit in HY 2005 arose as a result of negative goodwill on the acquisition of Aurix Limited of £1.3 million being recognised in the income statement, offset by an amortisation charge of £0.7 million relating to other intangible assets.

Profit on disposal of non-current assets and impairment of assets held for sale

For HY 2006, QinetiQ recognised a £13.9 million profit on disposal of non-current assets and impairment of assets held for sale. This profit on disposal was primarily due to a £14.0 million profit on the sale and leaseback of a long leasehold interest in the Fort Halstead site in September 2005. The remainder of the profit on disposal was largely due to the receipt of £3.7 million of contingent consideration in respect of the FY 2003 sale of the Aquila site, triggered under the terms of the sale agreement by the recent receipt of certain planning permissions, offset by a £3.8 million impairment in the value of a surplus property that the Group intends to sell. In HY 2005, the £31.4 million profit related primarily to the gain on disposal of the Pyestock North freehold property.

Finance income and expense

For HY 2006, QinetiQ's net finance expense increased by £2.7 million to £4.6 million compared to £1.9 million in HY 2005. This increase is primarily due to the additional interest payable on the loans drawn to fund the acquisitions of Foster Miller and Westar in 2004 and the reclassification of £2.1 million of preference share dividends as interest under IFRS. These are partially offset by a reduction in the amortisation of recapitalisation fees and by the Aquila/Chertsey loan note becoming interest free.

Taxation expense

Since 2004, QinetiQ's effective tax rate has been significantly below the standard UK rate, mainly due to the availability of research and development reliefs from HM Revenue & Customs and the utilisation of tax losses not previously recognised. The effective tax rate for QinetiQ's US businesses is expected to broadly track the US statutory rate.

For HY 2006, QinetiQ's tax on profit on ordinary activities decreased by £8.3 million to £7.8 million compared to £16.1 million in HY 2005, due primarily to the taxable gains arising on property disposals in HY 2005. The Group's effective tax rate therefore declined from 21.8 per cent. in HY 2005 to 18.2 per cent. in HY 2006.

Profit for the period

For HY 2006, QinetiQ's total profit for the period decreased by £22.7 million, or 39.3 per cent., to £35.1 million from £57.8 million in HY 2005. The table below, extracted from note 11 in Part XV, Section D: "IFRS Historical Financial Information", sets out adjusted profits for the period after excluding the directors' estimate of the impact of non-recurring and other items. The table below adjusts total profit for the period whereas note 11 adjusts profit for the period excluding net profit attributable to preference shareholders.

QinetiQ profit for the period	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
		£m	
Profit for the period	**72.3**	**57.8**	**35.1**
Restructuring costs	25.9	—	—
Profit on disposal of non current assets	(46.2)	(48.5)	(13.9)
Amortisation of intangible assets	5.9	(0.6)	3.7
Tax impact of above items	1.0	9.4	—
Brought forward tax losses utilised	(4.7)	—	—
Adjusted profit for the period	**54.2**	**18.1**	**24.9**

On an adjusted basis, the profit for the period has increased by £6.8 million, or 37.6 per cent., to £24.9 million in HY 2006 from £18.1 million in HY 2005. This is primarily attributable to the contribution from the acquired North American businesses (net of associated finance costs) together with an improvement in operating margins in the D&T and S&DU sectors.

4.2 **Full-year results of operations**

The following table sets forth selected financial data extracted from the UK GAAP historical financial information as set forth in Section B of Part XV: "Historical Financial Information" for the periods indicated.

QinetiQ selected data—UK GAAP basis	Year ended 31 March		
	2003	2004	2005
		£m	
Turnover			
Share from acquisitions	—	—	78.4
Share from continuing operations	774.9	795.4	794.0
QinetiQ turnover	**774.9**	**795.4**	**872.4**
Cost of sales	(145.2)	(149.1)	(160.0)
Gross profit	**629.7**	**646.3**	**712.4**
Operating expenses before goodwill amortisation, impairment and exceptional items	(585.5)	(587.6)	(640.5)
Share of operating loss in joint ventures and associates	(8.5)	(4.6)	(2.6)
QinetiQ total operating profit before exceptional items, goodwill amortisation and impairment	**35.7**	**54.1**	**69.3**
Exceptional restructuring costs and investment impairment	(14.5)	—	(28.2)
Goodwill amortisation and impairment	(4.6)	4.3	0.4
QinetiQ total operating profit	**16.6**	**58.4**	**41.5**
Profit / (loss) on disposal of fixed assets	(1.5)	7.4	46.2
Profit on ordinary activities before interest and taxation	**15.1**	**65.8**	**87.7**
Net interest payable and other similar charges	(4.4)	(14.5)	(6.7)
Profit on ordinary activities before taxation	**10.7**	**51.3**	**81.0**
Tax on profit on ordinary activities	(3.6)	(10.1)	(7.0)
Profit on ordinary activities after taxation	**7.1**	**41.2**	**74.0**
Equity minority interest in subsidiary undertakings	4.2	1.5	1.6
Profit attributable to shareholders	**11.3**	**42.7**	**75.6**
Preference dividends payable	—	(11.1)	(5.2)
Profit for the period	**11.3**	**31.6**	**70.4**

Set out below is a reconciliation of profit on ordinary activities before interest and taxation to EBITDA before exceptional items.

QinetiQ profit and EBITDA (unaudited)	Year ended 31 March		
	2003	2004	2005
		£m	
Profit on ordinary activities before interest and taxation	15.1	65.8	87.7
(Profit)/loss on disposal of fixed assets	1.5	(7.4)	(46.2)
Exceptional restructuring costs and investment impairment	14.5	—	28.2
Goodwill amortisation and impairment	4.6	(4.3)	(0.4)
Depreciation of tangible fixed assets	41.5	42.0	39.8
EBITDA before exceptional items	**77.2**	**96.1**	**109.1**
EBITDA before exceptional items margin per cent.	10.0%	12.1%	12.5%

The following table sets forth QinetiQ's consolidated turnover by the geographic region of the customer for the periods indicated.

Turnover by geographic region—UK GAAP basis	Year ended 31 March		
	2003	2004	2005
	(£m)		
United Kingdom	731.4	740.4	749.0
North America	16.6	16.6	86.9
Rest of World	26.9	38.4	36.5
QinetiQ Turnover	**774.9**	**795.4**	**872.4**

4.3 **FY 2005 compared to FY 2004**

Turnover

For FY 2005, QinetiQ's turnover increased by £77.0 million, or 9.7 per cent., to £872.4 million from £795.4 million in FY 2004. Of this increase, £69.3 million was due to the inclusion in FY 2005 of six months of turnover from the Westar and Foster Miller acquisitions in North America. Other acquisitions contributed a further £9.1 million to turnover in FY 2005. The period also saw an increase in revenue from certain areas in continuing operations, including £19.5 million due to growth in commercial defence work performed for companies operating in the defence supply chain as well as a higher level of core test and evaluation tasking services income under the LTPA. Growth in revenue from continuing operations was partly offset by a £13.3 million reduction in MOD research turnover, due to the opening to competition of previously assured work, and a £9.7 million decline from £23.7 million to £14.0 million in turnover from non-recurring LTPA rationalisation activities.

Cost of sales

QinetiQ's cost of sales are largely variable according to turnover. Cost of sales under UK GAAP are the same as third party project costs under IFRS. See "HY 2006 compared to HY 2005—Third party project costs" above.

For FY 2005, QinetiQ's cost of sales increased by £10.9 million, or 7.3 per cent., to £160.0 million from £149.1 million for FY 2004. This increase was a direct result of the inclusion of the costs of sales incurred by Westar and Foster Miller following their acquisition in FY 2005. The gross profit margin recorded in FY 2005 increased marginally to 81.7 per cent., compared to 81.3 per cent. in FY 2004 reflecting a lower cost of sales component and, hence, higher gross profit margin.

Operating expenses before goodwill amortisation and impairment and exceptional items

QinetiQ's operating expenses before goodwill amortisation and impairment and exceptional items largely consist of wages and salaries, social security costs, pension costs and other related costs for employees, all of which made up the majority of QinetiQ's total operating expenses before exceptional items in FY 2005. Additional elements of operating expenses before exceptional items include facility costs related to the operation, maintenance and depreciation of the Group's properties, sales and marketing expenses, costs for financial and information systems, infrastructure costs and travel expenses.

For FY 2005, QinetiQ's operating expenses before goodwill amortisation and impairment and exceptional items increased by £52.9 million, or 9.0 per cent., to £640.5 million from £587.6 million for FY 2004. The increase was largely due to an increase in total employee wage, salary, social security and other expenses, as a result of an increase in QinetiQ North America's employees from the acquisitions of Foster Miller and Westar. The increase in operating expenses not due to the acquisitions is attributable to general salary inflation, growth in QinetiQ's underlying business and some adjustments to salary levels to bring salaries into line with market rates.

Share of operating losses in joint ventures and associates

QinetiQ's share of operating losses in joint ventures and associates under UK GAAP are the same as its share of post-tax losses in equity accounted joint ventures and associates under IFRS. See "HY 2006 compared to HY 2005—Share of post-tax loss in equity accounted joint ventures and associates" above.

For FY 2005, QinetiQ's share of operating losses in joint ventures and associates decreased by £2.0 million, or 43.5 per cent., to a loss of £2.6 million, from a loss of £4.6 million in FY 2004. This reduction was largely due to the closure of the Holographic Imaging LLC joint venture in FY 2004 which reported losses of £1.1 million in FY 2004. The remainder of the decrease in losses was due to QinetiQ's acquisition of further holdings in ASAP Limited and Aurix Limited in September 2004, leading to their treatment as subsidiary undertakings whose losses were no longer reflected under operating losses in joint ventures and associates in FY 2005. In addition, the sale of QinetiQ's 42.7 per cent. interest in pSiMedica Limited to pSivida Limited in August 2004 meant that pSiMedica Limited's losses were no longer reflected under operating losses in joint ventures and associates after that date in FY 2005.

Exceptional restructuring costs and investment impairment

In FY 2005, after incurring no exceptional costs in FY 2004, QinetiQ incurred £28.2 million in exceptional restructuring and impairment costs. These costs were largely due to £25.9 million in costs to restructure its UK business, relating to the exit of approximately 260 staff, largely in general and administrative and non-core operational roles, from the elimination of duplicate overhead positions and the rationalisation of business units. The level of restructuring costs is high as many of the roles concerned were occupied by persons with long periods of service originating under legacy civil service employment terms including significant pension benefits. QinetiQ also recorded an impairment charge of £2.3 million in FY 2005 relating to the unrealised reduction in the market value of its investment in pSivida Limited.

EBITDA before exceptional items

EBITDA before exceptional items increased by £13.0 million, or 13.5 per cent., to £109.1 million in FY 2005 from £96.1 million in FY 2004. This increase was due to £9.1 million of EBITDA generated from the acquired North American businesses and £3.9 million from improved operating results in the UK businesses.

Profit on disposal of fixed assets

For FY 2005, QinetiQ recognised a £46.2 million profit on disposal of fixed assets, compared to £7.4 million in FY 2004. Of the FY 2005 profit, £30.7 million was due to the sale of the Pyestock North freehold site in June 2004. The remainder of the profit on disposal was largely due to the sale of QinetiQ's 42.7 per cent. interest in pSiMedica Limited to pSivida Limited in August 2004, recording a profit on disposal of pSiMedica Limited of £17.1 million. The total profit on disposal of fixed assets in the period was partly offset by various smaller fixed asset disposals which generated aggregated losses of £1.6 million.

Net interest payable and other similar charges

For FY 2005, QinetiQ's net interest payable and other similar charges decreased by £7.8 million, or 54 per cent., to £6.7 million from £14.5 million for FY 2004. Approximately £3.8 million of this decrease was due to a reduction in the net non-cash FRS17 interest charge. The remainder of the decrease was due to average levels of net debt for FY 2005 being lower than average levels of net debt for FY 2004, as a result of strong operating cash flow in FY 2004 and FY 2005 and the renegotiation of bank facilities in August 2004 to more favourable terms.

Tax on profit on ordinary activities

For FY 2005, QinetiQ's tax on profit on ordinary activities decreased by £3.1 million, or 31 per cent., to £7.0 million from £10.1 million in FY 2004. This decrease in the tax charge for FY 2005 primarily reflects the utilisation of previously unprovided losses, predominantly in the United States on profits arising from Westar and Foster Miller, and the tax free disposal of investments due to the availability of UK tax relief on the disposal of substantial shareholdings. Total current tax payable in the UK was substantially offset by the utilisation of research and development reliefs and allowances.

Dividends payable

Dividends payable were in respect of QinetiQ's cumulative redeemable preference shares. The dividend payable declined from £11.1 million in FY 2004 to £5.2 million in FY 2005 following QinetiQ's redemption in June 2004 of £75.0 million of the £112.5 million worth of preference shares.

Profit/(loss) on disposal of fixed assets

For FY 2004, QinetiQ recognised a £7.4 million profit on disposal of fixed assets. Approximately £4.1 million of this profit was due to the disposal of QinetiQ's Chertsey property in September 2003. The remainder of the profit arose as a result of the sale of other properties, including West Drayton, Aberporth and Bedford. In FY 2003, by contrast, QinetiQ recognised a loss on disposal of fixed assets, with the disposal of the Aquila site generating a loss of £1.5 million.

Net interest payable and other similar charges

For FY 2004, QinetiQ net interest payable and other similar charges increased by £10.1 million to £14.5 million from £4.4 million for FY 2003. Approximately £9.6 million of this increase was due to an increase in the net non-cash FRS17 interest charge. The remainder of the increase was due to average levels of net debt for FY 2004 being higher than average levels of net debt for FY 2003.

Tax on profit on ordinary activities

For FY 2004, QinetiQ's tax on profit on ordinary activities increased by £6.5 million to £10.1 million from £3.6 million in FY 2003. This increase in the tax charge for FY 2004 primarily reflects the higher level of profits in FY 2004. Total current tax payable in the UK was substantially offset by the utilisation of research and development allowances and reliefs.

5. SECTOR RESULTS OF OPERATIONS

At the end of FY 2005, QinetiQ undertook a major restructuring of its business into three new sectors: Defence & Technology, Security & Dual Use and QinetiQ North America. Accordingly, the sector analysis of QinetiQ's results for FY 2003 and FY 2004 have been restated to align with the new management structure. Since the end of FY 2005, further review of the split of the Group by sector has resulted in changes to the classification of certain business units and a consequent adjustment to the segmental turnover and profit analysis from that published in the Group's annual report for FY 2005.

The following table sets forth, under IFRS, QinetiQ's turnover and operating profit before amortisation of intangible assets/impairment of goodwill and current asset investments and before restructuring costs by sector for the periods indicated.

	Turnover			Operating profit before amortisation of intangible assets/impairment of goodwill and current asset investments and before restructuring costs		
	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
		£m			£m	
Defence & Technology	664.9	318.8	323.9	51.3	20.2	22.3
Security & Dual Use	120.9	49.8	58.1	23.2	22.8	4.6
North America	70.1	0.4	91.5	8.0	0.8	10.4
QinetiQ Total	**855.9**	**369.0**	**473.5**	**82.5**	**43.8**	**37.3**

The following table sets forth, under UK GAAP, QinetiQ's turnover and operating profit before goodwill amortisation and impairment and exceptional items by segment for the periods indicated

	Turnover			Operating profit before goodwill amortisation and impairment and exceptional items		
	Year ended 31 March			Year ended 31 March		
	2003	2004	2005	2003	2004	2005
		£m			£m	
Defence & Technology	631.4	657.7	664.9	48.8	50.7	53.6
Security & Dual Use	128.8	134.5	137.4	(12.2)	2.0	7.9
QinetiQ North America	1.6	0.3	70.1	(5.6)	(0.6)	8.1
Central(1)	13.1	2.9	—	4.7	2.0	(0.3)
Total	**774.9**	**795.4**	**872.4**	**35.7**	**54.1**	**69.3**

(1) Principally represents non-recurring turnover relating to activities arising from the separation of QinetiQ from Dstl.

5.1 **Defence & Technology**

D&T represents the core of QinetiQ's UK defence business, delivering research-based technology solutions and managed services that support the UK's armed forces and those of its allies. D&T is responsible for QinetiQ's largest single contract, the 25-year LTPA through which QinetiQ delivers an integrated test, training and evaluation (T&E) capability to the MOD on a number of MOD-owned sites, where the land and buildings are owned by the MOD but the technical facilities are owned by the QinetiQ Group. LTPA turnover is derived primarily from managing facilities, delivering T&E tasks and performing capital projects.

Under the LTPA, QinetiQ maintains and manages a number of the MOD's air, land and sea test and evaluation ranges (Non Tasking Services) on a firm price basis according to previously estimated costs, and carries out test, evaluation and training trials for the MOD's defence programmes under shorter-term individual task orders (Tasking Services). In the table below, turnover from Non Tasking Services and any revenues from LTPA rationalisation programmes are represented within Managed Services and turnover from Tasking Services are reflected within the Procurement & Capability Support stream.

In addition to the LTPA, the D&T sector income comprises a number of turnover streams delivering value to customers through MOD research programmes (MOD Research in the table below), through direct contracts with other MOD customers, principally the DPA and DLO, (Procurement & Capability Support) and as members of teams with, or as subcontractors to, other major defence suppliers and to customers in related commercial markets (Technology Supply).

D&T turnover has grown by 5.3 per cent. from FY 2003 to FY 2005. The key driver of business in the D&T sector is the level of MOD spending secured by QinetiQ, in particular the positive transition of the MOD's T&E business into the LTPA as well as growth in Technology Supply, offset in part by reduction in MOD Research turnover as this turnover stream has been increasingly opened to competition. The D&T sector is underpinned by the LTPA and in particular Non Tasking Services within the Managed Services stream, which is responsible for £176.3 million of turnover in FY 2005, or 27 per cent. of D&T sector turnover and 20 per cent. of the Group's turnover.

HY 2006 compared to HY 2005

The following table sets forth D&T's turnover, total sector operating profit before amortisation of intangible assets/impairment of goodwill and current asset investments and before restructuring costs by stream for the periods indicated.

QinetiQ D&T sector turnover by stream—IFRS basis	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
		£m	
MOD Research	188.8	84.2	83.2
Technology Supply	96.9	43.4	53.9
Procurement & Capability Support	182.3	90.4	97.1
Managed Services	196.9	100.8	89.7
Total sector turnover	**664.9**	**318.8**	**323.9**
Total sector operating profit before amortisation of intangible assets/impairment of goodwill and current asset investments and before restructuring costs	**51.3**	**20.2**	**22.3**

The following table sets forth D&T sector orders for the periods indicated.

QinetiQ D&T sector orders by stream	Year ended 31 March 2005 (unaudited)	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005 (unaudited)
		£m	
MOD Research	202.6	78.8	41.1
Technology Supply	98.3	42.7	63.7
Procurement & Capability Support	171.8	101.5	118.5
Managed Services	—	—	2.1
Total sector orders	**472.7**	**223.0**	**225.4**

For HY 2006, D&T turnover increased by £5.1 million, or 1.6 per cent., to £323.9 million from £318.8 million compared to HY 2005, due primarily to an increase in Technology Supply revenues from £43.4 million in HY 2005 to £53.9 million in HY 2006. The increase in the period in Technology Supply turnover is primarily due to increased activity levels with customers in the UK defence supply channel. This was partly offset by a lower level of turnover from the MOD which decreased by £5.4 million overall from £275.4 million to £270.0 million. The decrease in MOD turnover was principally due to the non-recurrence of £11.8 million of LTPA rationalisation revenue within Managed Services as the rationalisation programme was completed in FY 2005 and a £1.0 million decrease in the level of MOD research undertaken, partly offset by a £6.7 million increase in revenues from Procurement & Capability Support activities in HY 2005 compared to HY 2004.

Overall orders of £225.4 million received in HY 2006 were generally unchanged from order levels of £223.0 million achieved in HY 2005. Within the D&T Sector there was strong growth in orders in Technology Supply and Procurement & Capability Support, partly offset by lower levels of MOD Research orders. The lower level of MOD research orders in HY 2006 of £41.1 million compared to £78.8 million in HY 2005 in part reflects the expected reduction in the level of MOD research that QinetiQ undertakes together with a higher opening backlog following a number of multi-year contract awards in FY 2005.

During the same period, D&T operating profit before amortisation of intangible assets/impairment of goodwill and current asset investments and before restructuring costs increased by £2.1 million, or 10.4 per cent., to £22.3 million from £20.2 million compared to HY 2005 due to the benefit of cost savings in the sector in HY 2006 leading to an improvement in sector margins from 6.3 per cent. in HY 2005 to 6.9 per cent, in HY 2006.

Full-year results of operations

The following table sets forth D&T's turnover and operating profit before goodwill amortisation and exceptional items by stream for the periods indicated.

QinetiQ D&T turnover by stream—UK GAAP basis	Year ended 31 March 2003	2004	2005
		£m	
MOD Research	206.7	202.1	188.8
Technology Supply	60.8	77.4	96.9
Procurement & Capability Support[1]	363.9	180.7	182.3
Managed Services	—	197.5	196.9
Total sector turnover	**631.4**	**657.7**	**664.9**
Total sector operating profit, before goodwill amortisation and exceptional items	**48.8**	**50.7**	**53.6**

(1) Procurement & Capability Support in FY 2003 reflects MOD range, testing and evaluation support (Non-Tasking Services) that moved to the Managed Services stream in FY 2004 with the signing of the LTPA.

FY 2005 compared to FY 2004

For FY 2005, D&T turnover increased by £7.2 million, or 1.1 per cent., to £664.9 million from £657.7 million for FY 2004. This increase was due primarily to Technology Supply turnover increasing by £19.5 million to £96.9 million in FY 2005 from £77.4 million in FY 2004, due to increasing work from defence primes in the UK on technology insertion and modernisation elements of defence equipment programmes and procurement initiatives. Overall, D&T turnover growth was partially offset by a £13.3 million decline in turnover from MOD Research as increasing levels of competition were introduced. Within Managed Services, the £9.7 million decline in the non-recurring revenue from the LTPA rationalisation programme from £23.7 million in FY 2004 to £14.0 million in FY 2005 was partly offset by the signing of a new £37 million, five year Managed Services contract for the land-based test site which contributed £6.6 million of turnover in FY 2005.

During the same period, D&T operating profit before goodwill amortisation and exceptional items increased by £2.9 million, or 5.7 per cent., to £53.6 million from £50.7 million in to FY 2004. This increase was largely due to the trend to greater fixed price contracting, which has been beneficial to D&T as its risk management capabilities have been brought to bear on project delivery, resulting in sector margins increasing to 8.1 per cent. in FY 2005 from 7.7 per cent. in FY 2004.

FY 2004 compared to FY 2003

For FY 2004, D&T turnover increased by £26.3 million, or 4.2 per cent., to £657.7 million from £631.4 million for FY 2003. Approximately £16.6 million of this increase was due to the increase in turnover from Technology Supply to £77.4 million in FY 2004 from £60.8 million in FY 2003 as QinetiQ was able to begin to widen its relationships with defence primes in the UK following the investment of Carlyle in the Group as part of the PPP Transaction. Additionally, the inception of the LTPA generated £23.7 million of turnover in FY 2004 from LTPA rationalisation programmes which was offset by a change in pricing for certain services upon the introduction of the LTPA. Overall, growth in the D&T sector in the period was partly offset by a decrease in MOD Research turnover of £4.6 million to £202.1 million from £206.7 million in FY 2003 as increasing levels of competition were introduced, as noted above.

During the same period, D&T operating profit before goodwill amortisation and exceptional items increased by £1.9 million, or 3.9 per cent., to £50.7 million from £48.8 million in FY 2003 driven by the increase in revenues from FY 2003 to FY 2004. Sector margins were unchanged between FY 2004 and FY 2003 at 7.7 per cent.

5.2 Security & Dual Use

S&DU draws from QinetiQ's broad inventory of defence related intellectual property and leading scientists to develop commercially viable products and services in selected adjacent commercial markets. It has a track record of generating revenue and crystallising value through royalties, licence fees, equity realisations, joint ventures and technology transfer based transactions. The sector earns royalty revenues,

licence fees and equity realisations through numerous licence agreements and joint ventures. S&DU includes businesses in four turnover streams: Security, Space, Managed Services and Technology Development & Exploitation.

QinetiQ's S&DU business has grown by 6.7 per cent. from FY 2003 to FY 2005. Key turnover growth drivers within S&DU include the Security and Space turnover streams. Turnover from Technology Development & Exploitation has varied widely, averaging out to moderate annual growth from FY 2003 to FY 2005 as MOD research income has fallen more quickly in this stream than in others. S&DU's Managed Services stream, comprising mainly the estates, calibration and census businesses, declined moderately from FY 2003 to FY 2005, due to declining third party rental income as surplus properties were sold.

HY 2006 compared to HY 2005

The following table sets forth S&DU's turnover and total sector operating profit before amortisation of intangible assets, impairment of goodwill and current assets and before restructuring costs by stream for the periods indicated.

QinetiQ S&DU sector turnover by stream—IFRS basis	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
		£m	
Security	24.6	9.8	11.8
Space	17.9	7.7	8.7
Technology Development & Exploitation	56.0	23.2	26.4
Managed Services	22.4	9.1	11.2
Total sector turnover	**120.9**	**49.8**	**58.1**
Total sector operating profit before amortisation of intangible assets, impairment of goodwill and current assets and before restructuring costs	**23.2**	**22.8**	**4.6**

The following table sets forth S&DU sector orders for the periods indicated.

QinetiQ S&DU sector orders by stream	Year ended 31 March 2005 (unaudited)	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005 (unaudited)
		£m	
Security	28.2	8.7	25.1
Space	12.5	5.4	9.8
Technology Development & Exploitation	56.0	20.9	28.2
Managed Services	31.1	13.7	9.1
Total sector orders	**127.8**	**48.7**	**72.2**

For HY 2006, S&DU turnover increased by £8.3 million, or 16.7 per cent., to £58.1 million from £49.8 million in HY 2005. Security and Space both showed strong organic growth, with Space also benefiting from a £0.6 million first time contribution to turnover from Verhaert. Technology Development & Exploitation benefited from £9.4 million of royalty income in HY 2006 compared with £4.6 million in HY 2005. Managed Services benefited from the inclusion of £2.7 million of turnover from ASAP Calibration Services Limited, which only became a subsidiary in September 2004.

S&DU orders achieved in HY 2006 have increased by 48.3 per cent. to £72.2 million from £48.7 million in HY 2005. This increase was a result of order growth in Security due to a significant portal order secured from a UK security agency and the first orders booked for the Tarsier® product. The Space business also benefited from increased order bookings, including an order for UAVs secured through Verhaert, while Technology Development & Exploitation has benefited from good orders in the optronics unit.

During the same period, S&DU operating profit before amortisation of intangible assets, impairment of goodwill and current assets and before restructuring costs decreased to £4.6 million from £22.8 million compared to HY 2005. This decrease was largely due to the non-recurrence of a £17.1 million profit on disposal of QinetiQ's 42.7 per cent. interest in pSiMedica Limited and a £3.7 million prior year rates rebate in HY 2005.

Full-year results of operations

FY 2005 compared to FY 2004

The following table sets forth S&DU's turnover and operating profit before goodwill amortisation and exceptional items by stream for the periods indicated.

QinetiQ S&DU sector turnover by stream—UK GAAP basis	Year ended 31 March 2003	2004	2005
	£m		
Security	18.9	19.8	24.6
Space	15.3	16.0	17.9
Technology Development & Exploitation	52.8	67.9	56.0
Managed Services	41.8	30.8	38.9
Total sector turnover	**128.8**	**134.5**	**137.4**
Total sector operating profit (loss) before goodwill amortisation and exceptional items	**(12.2)**	**2.0**	**7.9**

For FY 2005, S&DU turnover increased by £2.9 million, or 2.2 per cent., to £137.4 million from £134.5 million in FY 2004. Growth in S&DU turnover was driven by strong performances in Security and Managed Services, partly offset by a decline in Technology Development & Exploitation. For FY 2005, Security turnover increased by £4.8 million, or 24.2 per cent., to £24.6 million from £19.8 million in FY 2004 as demand continued to increase for services in areas such as secure hosting, penetration testing and digital forensics. Managed Services turnover increased by £8.1 million, or 26.3 per cent., to £38.9 million in FY 2005 from £30.8 million in FY 2004 due largely to the re-acquisition of ASAP Calibration Services Limited, a UK calibration business. In addition, Space turnover increased by £1.9 million to £17.9 million for FY 2005 from £16.0 million in FY 2004 as it continued its development as a broader-based business working for the MOD, the European Space Agency and commercial customers. Turnover from Technology Development & Exploitation fell by £11.9 million, or 17.5 per cent., to £56.0 million for FY 2005 from £67.9 million for FY 2004, principally as a result of declining MOD research revenue.

During the same period, S&DU operating profit before goodwill amortisation and exceptional items increased by £5.9 million to £7.9 million from £2.0 million in FY 2004. This increase was largely due to improved margins in Space and Managed Services, largely offset by the hiring of additional personnel in Security in FY 2005 as the Group invested further in this stream.

FY 2004 compared to FY 2003

For FY 2004, S&DU turnover increased by £5.7 million, or 4.4 per cent., to £134.5 million from £128.8 million in FY 2003. The increase was largely due to a £15.1 million increase in turnover from Technology Development & Exploitation from £52.8 million in FY 2003 to £67.9 million in FY 2004, primarily arising from an £8.6 million increase in royalty income, and a £4.1 million increase in revenues from the energy and materials business. The remainder of the increase in S&DU's turnover is attributable to higher business volumes in Space and Security. This increase was offset by a £6.5 million reduction in third party rental income in the Managed Services stream following the sale of the Aquila and Chertsey properties in FY 2003 and FY 2004 as income from the estates business fell from £22.2 million in FY 2003 to £15.7 million in FY 2004, and other reductions in turnover in the Managed Services stream.

During the same period, S&DU operating profit before goodwill amortisation and exceptional items increased by £14.2 million to £2.0 million from a loss of £12.2 million in FY 2003. This improvement was largely due to the growth in high margin royalty turnover and a reduction in the substantial investment made in the establishment of the Security business in FY 2003, together with the improved performance of the Space business.

5.3 QinetiQ North America

QinetiQ North America has leading positions in the North American defence and security market having developed a three-legged business model focused on technology, systems engineering & technical assistance and IT services. QinetiQ has built its platform in this market both organically and through the acquisition of technology rich companies closely aligned to its traditional core UK business. QNA

comprises Westar (acquired in October 2004), FMI (acquired in November 2004), Apogen (acquired in September 2005) and Planning Systems (acquired in September 2005), together with QinetiQ Inc, QinetiQ's US focused sales and marketing operation, and QinetiQ Technology Extension Corporation, which provides obsolescence management services to US Government agencies. The acquisitions of Westar, Foster Miller, Apogen and Planning Systems have significantly increased the scale of QinetiQ's operations in North America, currently the world's largest defence and security market. As a result, QinetiQ increased its number of employees based in North America to approximately 2,537 employees at 30 September 2005, compared to 22 at the end of FY2004.

QNA operates in three turnover streams: Technology (consisting of FMI and Planning Systems), Systems Engineering & Technical Assistance (consisting of Westar) and IT Services (consisting of Apogen).

The key driver of QNA's business has been its acquisition activity, which has delivered not only customer relationships and organic growth in the revenue streams of the acquired businesses but also potential opportunities to pull through technology offerings from the UK-based sectors. The businesses themselves demonstrated growth in their underlying results prior to their acquisition by QinetiQ, and the Directors consider that this can be enhanced by making them integral parts of QinetiQ's North American operations.

The key drivers of business vary between each of QNA's operating companies. Westar's largest customer is the US Army (in particular the Army's Aviation and Missile Command) from which it derived 90 per cent. of its turnover in the year ended 31 March 2005. The key drivers of Westar's business prior to and since acquisition have been the level of overall spending by the US DoD on maintenance, system upgrades, and missile defence, combined with Westar's ability to commercialise its aerospace products. Foster Miller's largest customer is the US DoD, and the key drivers of Foster Miller's business prior to and since acquisition have been operational demand for its Talon® robot products, LAST® Armor and R&D contracts with the US DoD, offset by a decline in commercial business from its sales of robotic automation systems due to cost saving measures by its principal customer. Apogen depends on the US Government for substantially all of its revenues. The key drivers of Apogen's business prior to and since acquisition have been the strong growth in work in the national security sector, particularly for the Department of Homeland Security, and continued growth in IT spending by the US DoD in the context of high operational costs and the need to achieve greater levels of efficiency. Planning Systems (PSI) depends on the US Government for most of its revenues. The key driver of PSI's business prior to and since acquisition has been the level of spending by the US DoD and other US Government agencies on technology upgrade and modernisation programmes.

The tables below show an analysis of the turnover and operating profits (or similar measure) of the major businesses acquired by QinetiQ in North America for financial periods prior to acquisition by QinetiQ. These results are extracted from the audited financial statements for the relevant periods, which were prepared under US GAAP. The results have been converted into pound sterling at the exchange rates prevailing at that time and have not been adjusted to UK GAAP or IFRS. US GAAP differs in certain material respects from UK GAAP and IFRS. Post-acquisition, QinetiQ has made no material adjustments to the accounting policies of these acquired companies to incorporate the results of its US businesses under UK GAAP or IFRS, nor had QinetiQ's US businesses made any material adjustments to their own accounting policies in the periods presented below prior to acquisition by QinetiQ.

Westar[1]

	Year ended 31 December 2002	Year ended 31 December 2003	Period from 1 January 2004 to 7 October 2004
		£m	
Revenue	38.3	42.3	65.2
Income from operations	0.7	2.4	8.1

Foster Miller[2]

	Year ended 31 July		Period from 1 August 2004 to 4 November 2004
	2003	2004	
		£m	
Revenue	56.4	64.7	18.6
Income from operations	7.0	10.7	2.2

Apogen[3]

	Year ended 31 December		Period from 1 January 2005 to 8 September 2005
	2003	2004	
		£m	
Revenue	36.3	109.0	68.7
Income from operations	1.3	9.6	7.3

PSI[4]

	Period 1 August 2003 to 31 December 2003	Year ended 31 December 2004	Period from 1 January 2005 to 1 September 2005
		£m	
Revenue	10.0	24.3	19.7
Income from operations	0.5	1.1	0.9

(1) Westar was acquired in October 2004. Westar acquired Great Pond Technologies, Inc. in October 2002 and ELMCO, Inc. in December 2003. In three months of 2002 post acquisition and in a full 12 months of 2003, Great Pond Technologies, Inc. had a negligible impact on Westar's revenue and income from operations. In one month of 2003 post acquisition, ELMCO, Inc. had a negligible impact on Westar's revenue and income from operations.

(2) Foster Miller was acquired in November 2004.

(3) Apogen was acquired in September 2005. Apogen acquired ITS Services, Inc. in March 2003 and Science and Engineering Associates, Inc. in January 2004. In nine months of 2003 post acquisition, ITS Services, Inc. contributed all of Apogen's revenues and income from operations. In a full 12 months of 2004, Science and Engineering Associates, Inc. and ITS Services, Inc. contributed significantly to Apogen's revenues and income from operations.

(4) PSI was acquired in September 2005. PSI acquired Neptune Sciences Inc. in November 2004. In two months of 2004 post acquisition, Neptune Sciences Inc. had a neglible impact on PSI's revenues and income from operations.

Pre acquisition results of acquired QNA businesses

Westar

In the periods prior to acquisition by QinetiQ, Westar experienced high growth in turnover and income from operations. In Westar's financial year ended 31 December 2003, the growth over the results for the financial year to 31 December 2002 was driven by significant aviation engineering contracts. Revenues also rose during the latter period due to significant pass through revenues from subcontractors.

In the period from 1 January 2004 to 8 October 2004 (the date of acquisition by QinetiQ), Westar's turnover increased significantly compared to the financial year ended 31 December 2003, largely as a result of growth in engineering services provided for various entities within the US Army and as a result of revenues from ELMCO, Inc. (acquired in December 2003) being included in the results for the entire period. Turnover growth in the period also benefited from strong demand for Westar's air filtration products (particularly for the US Army's Blackhawk helicopters). Westar operating income from operations increased compared to the financial year ended 31 December 2003, largely as a result of growth in higher-margin technology, product and services offerings.

FMI

In the year to 31 July 2004, FMI experienced high growth driven by sales of LAST® Armor products, robotic systems work for Pfizer and other research and development work for customers when compared to the year ended 31 July 2003.

In the period from 1 August 2004 to 4 November 2004 (the date of acquisition by QinetiQ), turnover growth was also high due to the commencement of sales of Talon robots. As the Talon products are typically a lower margin product than LAST® Armor, income from operations declined compared to the pro rata income from operations in the year to 31 July 2004.

Apogen

Prior to its acquisition by QinetiQ, Apogen revenue and income from operations grew rapidly in the years ended 31 December 2003 and 31 December 2004, largely due to the impact of the acquisition of ITS Services in March 2003 and Science and Engineering Associates, Inc. in January 2004.

In the period from 1 January 2005 to 8 September 2005 (the date of acquisition by QinetiQ), Apogen revenues decreased marginally compared to the pro rata revenues for the financial year to 31 December 2004, largely as a result of delays in discretionary IT spending by the US DoD as a result of the cost of operations in the Middle East and the completion of a contract with the US Department of Energy in December 2004, partly offset by growth in IT and systems support to entities of the US DHS.

Apogen's income from operations grew from £1.3 million in the year to 31 December 2003 to £9.6 million in the year to 31 December 2004 largely as a result of the acquisition of Science and Engineering Associates and also due to improved profitability arising from scale efficiencies.

PSI

In the period from 1 January 2005 to 1 September 2005 (the date of acquisition by QinetiQ), PSI revenues and income from operations increased significantly compared to the pro rata results for the year to 31 December 2004 largely due to the inclusion of the results of Neptune Sciences for the whole of the period as opposed to only two months of results from November 2004 (date of acquisition of Neptune Sciences by PSI) in the financial year to 31 December 2004.

PSI's income from operations has grown across the periods pre acquisition in line with the growth in revenue as margins have remained broadly constant across the periods.

HY 2006 compared to second half of FY 2005

The following table sets forth QNA's turnover and total sector operating profit before amortisation of intangibles, impairment of goodwill and current asset investments and before restructuring costs by stream for the periods indicated, including six months of Westar and Foster Miller and approximately one month of Apogen and Planning Systems in HY 2006. The column setting forth the year ended 31 March 2005 principally reflects results in the second half of FY 2005 for Westar and FMI.

QinetiQ North America sector turnover by stream—IFRS basis	**Year ended 31 March 2005**	**Six months ended 30 September 2004 (unaudited)**	**Six months ended 30 September 2005**
		£m	
Technology (FMI and PSI)	26.6	0.4	33.3
Systems Engineering & Technical Assistance (Westar)	43.5	—	53.1
IT Services (Apogen)	—	—	5.1
Total sector turnover	**70.1**	**0.4**	**91.5**
Total sector operating profit before amortisation of intangibles, impairment of goodwill and current asset investments and before restructuring costs by stream	**8.0**	**0.8**	**10.4**

QinetiQ North America sector orders	Year ended 31 March 2005 (unaudited)	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005 (unaudited)
		£m	
Technology (FMI and PSI)	25.3	—	38.0
Systems Engineering & Technical Assistance (Westar)	42.6	—	44.3
IT Services (Apogen)	—	—	—
Total sector orders	**67.9**	**—**	**82.3**

For HY 2006, total QNA turnover increased by £21.4 million compared to the results contributed principally by Westar and FMI, after their acquisition by QinetiQ, in the second half of FY 2005. This increase was largely as a result of HY 2006 including six months of both Westar and FMI trading compared to six and five months respectively in the second half of FY 2005 together with one month of trading from both Apogen and PSI after their acquisition by QinetiQ in September 2005.

For HY 2006, Westar's turnover and operating profit was higher than the level of turnover contributed to QinetiQ by Westar in the post acquisition period in the second half of FY 2005. This increase was largely as a result of increased demand for Westar's services offerings in the defence sector, and continued demand for desert kits in its aerospace filtration systems business.

FMI's turnover in HY 2006 was in line with the pro rata level of turnover contributed in the five months post acquisition in the second half of FY 2005. During HY 2006, however, FMI experienced a decline in LAST® Armor sales and the loss of robotic systems work from Pfizer and, as anticipated on acquisition, the loss of some small business preferential contracts previously awarded to FMI, offset by strong sales of Talon robot systems. Whilst demand for Talon robots has been strong during FY 2006, FMI has experienced delays in shipments of Talon robots from September through to November 2005 due to issues with component quality from suppliers and battery life certification which have caused a deferral of revenues which will impact on the results of FMI in FY 2006. These issues have now been resolved and shipment levels were fully resumed in December 2005.

Both Apogen and PSI operations were impacted by Hurricane Katrina in September 2005. Both have operations in the southern states of the USA which were displaced by the hurricane and in the aftermath of the storm they have experienced a loss of revenues through to November 2005 as staff had to be relocated to other locations. This is likely to impact the results of both Apogen and PSI in FY 2006.

QNA's operating profit before amortisation of intangible assets, impairment of goodwill and current assets and restructuring costs increased by £9.6 million to £10.4 million, broadly in line with the higher level of revenues generated as discussed above.

FY 2005 compared to FY 2004

The following table sets forth QNA's turnover and total sector operating profit (loss) before goodwill amortisation and exceptional items by stream for the periods indicated, including six months of Westar and five months of Foster Miller in FY 2005.

QinetiQ North America sector turnover by stream—UK GAAP basis	Year ended 31 March 2003	Year ended 31 March 2004	Year ended 31 March 2005
		£m	
Technology (FMI and PSI)	1.6	—	26.6
Systems Engineering & Technical Assistance (Westar)		0.3	43.5
IT Services (Apogen)		—	—
Total sector turnover	**1.6**	**0.3**	**70.1**
Total sector operating profit (loss) before goodwill amortisation and exceptional items	**(5.6)**	**(0.6)**	**8.1**

FY 2005 compared to FY 2004

For FY 2005, total QNA turnover increased by £69.8 million to £70.1 million from £0.3 million for FY 2004 and operating profit before goodwill amortisation and exceptional items increased by £8.7 million in FY 2005 to £8.1 million from a loss of £0.6 million in FY 2004. These increases were due almost entirely to

the acquisition of Westar (£43.5 million of turnover in FY 2005) and Foster Miller (£25.8 million turnover in FY 2005), whose results are included for six and five months of FY 2005, respectively.

5.4 Central

In HY 2004 and HY 2005, central costs, including all central administrative functions, the costs of operating the main board of directors and any other non-sector specific costs were recorded centrally and then recharged to the operating sectors such that no operating profit or loss was reported from these activities. In FY 2003, FY 2004 and FY 2005, there were sundry charges, credits and provision releases of a non-recurring nature that gave rise to an operating profit before goodwill amortisation and exceptional items of £4.7 million, £2.0 million and a loss of £0.3 million respectively that were not recharged to the sectors.

Central turnover and operating profit before goodwill amortisation and exceptional items in FY 2003 and FY 2004 included non-recurring turnover of £13.1 million and £2.9 million, respectively, derived from Dstl for operating their information system infrastructure. In FY 2004, Central operating profit was £0.2 million, and in FY 2003 it was £0.9 million, as a result of this non-recurring income.

6. LIQUIDITY AND CAPITAL RESOURCES

6.1 Overview

QinetiQ's principal source of funds has been cash generated from operating activities, sales of surplus property and, to the extent necessary, commitments available under its credit facility. QinetiQ's principal uses of cash have been to fund the expansion of its business, particularly its acquisitions in the US, working capital, including accounts receivable, and other operating expenses such as sales and marketing, and research and development.

In a typical calendar year, the timing of the finalisation of contracts with the MOD during the course of the year usually leads to a higher level of invoicing to the MOD in the second half of the financial year, in particular the final quarter. This leads to a build up in working capital in the second half of the financial year as the cost base has little or no seasonality as it is largely driven by staff costs, which are paid evenly from month to month. This build up in working capital is reversed at the start of the following financial year as these invoices are settled by the MOD and, hence, the cash generation is typically higher in the first half of the year than the second half.

The nature of QinetiQ's business is one that is strongly cash generative at the operating level. QinetiQ has experienced increased working capital requirements over short periods around its financial year end in recent years. In FY 2003, this reflected the high level of Iraq-related urgent operational requests in February and March while in 2005 MOD delays in placing research programme contracts during the year resulted in an invoicing profile more skewed towards the year end than normally expected. In both cases, the working capital positions were reduced to normal levels shortly after QinetiQ's financial year end in line with the regular MOD payment terms.

In FY 2004 and FY 2005, there has been a build up in working capital under the LTPA due to an increase in amounts receivable under the contract arising from rationalisation programmes undertaken. Redundancy costs incurred on site closures are invoiced to the MOD and are recoverable over a phased future period. QinetiQ regularly monitors its liquidity position, including cash levels, credit lines and capital expenditures.

QinetiQ had total net debt of £195.2 million as at 31 March 2005, as compared to £3.6 million as at 31 March 2004 and £133.2 million as at 31 March 2003 on a UK GAAP basis. On an IFRS basis, net debt was £332.7 million at 30 September 2005 and £176.6 million at 31 March 2005.

6.2 **Cash flow**

The following table summarises the principal components of QinetiQ's consolidated cash flows extracted from the IFRS historical financial information as set forth in Section D of Part XV: "Historical Financial Information" for the periods indicated:

QinetiQ cash flow—IFRS basis	**Year ended 31 March 2005**	**Six months ended 30 September 2004 (unaudited)**	**Six months ended 30 September 2005**
		£m	
Cash inflow from operations after additional pension contribution	35.1	11.0	39.7
Interest paid and received	(1.6)	0.6	(3.7)
Tax (paid)/received	(2.8)	(0.4)	1.7
Purchase and sale of intangible assets, property, plant and equipment	33.9	47.2	70.3
Free cash flow[1]	**64.6**	**58.4**	**108.0**
Purchase of subsidiaries and investments in and sale of associates	(167.7)	(7.9)	(196.8)
Preference dividend paid	(8.9)	(8.9)	—
Preference share redemption	(75.0)	(75.0)	—
Cash outflow before financing	**(187.0)**	**(33.4)**	**(88.8)**
Financing activities excluding preference share dividends and redemption	44.7	(27.4)	155.0
Increase/(decrease) in cash in the period	**(142.3)**	**(60.8)**	**66.2**

(1) Free cash flow is a non-GAAP liquidity measure that comprises cash flow from operations, tax paid, interest paid and received and the purchase and sale of intangible assets, property, plant and equipment. The Directors believe the measure assists users of the financial information in understanding the Group's cash generating performance as it comprises items which arise from the running of the ongoing business. Where appropriate, separate discussion is given to acquisitions and disposals, preference share dividend payments and share redemptions. Free cash flow does not necessarily reflect all the amounts which the Group has either constructive or legal obligation to incur.

Cash inflow from operations after additional pension contribution

Cash inflow from operations after additional pension contribution consist of QinetiQ's operating profit adjusted to eliminate the impact of depreciation and impairment of tangible fixed assets, amortisation and impairment of intangibles, share of any loss in joint ventures and associates, increase or decrease in stocks and work in progress, increase or decrease in debtors or creditors and net movement in provisions.

In HY 2006, QinetiQ's cash inflow from operations after additional pension contribution was £39.7 million, some £16.3 million lower than EBITDA before exceptional items for the same period. This difference was principally due to an additional £11.0 million pension scheme contribution in the period.

In HY 2005, QinetiQ's cash inflow from operations after additional pension contribution was £11.0 million and EBITDA before exceptional items was £62.2 million. This difference was principally due to the non-cash gain of £17.1 million on the sale of the Group's interest in pSiMedica Limited and a working capital outflow of £38.5 million.

Interest paid and received

In HY 2006, net interest paid was a cash outflow of £3.7 million, compared with a cash inflow of £0.6 million in HY 2005, reflecting the increase in net debt to fund the acquisitions of FMI and Westar.

Tax (paid)/received

Due to the availability of research and development relief and accelerated capital allowances in the UK and the utilisation of brought-forward tax losses in the United States, QinetiQ has been in a non tax-paying position since its creation. The payments made in FY 2005 represented small amounts of withholding tax paid and also the commencement in FY 2005 of payments on account in anticipation of the Group

returning to a tax-paying position in respect of capital gains. In HY 2006 this position has reversed and the payments on account have been refunded. The US has moved into a cash tax paying position in HY 2006.

Purchase and sale of intangible assets, property, plant and equipment

The following table shows QinetiQ's purchase and sale of intangible assets, property, plant and equipment for the periods indicated:

QinetiQ purchase and sale of intangible assets, property, plant and equipment	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
		£m	
Purchase of intangible fixed assets	(0.7)	(0.6)	(0.6)
Purchase of tangible fixed assets	(16.0)	(5.2)	(16.7)
Sale of tangible fixed assets	50.6	53.0	87.6
Total	**33.9**	**47.2**	**70.3**

Cash inflows in HY 2006 from the sale of property, plant and equipment reflect the proceeds from the disposal of Fort Halstead of £40.0 million together with the receipt of £43.4 million in respect of the deferred consideration due on the sale of the Aquila/Chertsey property disposal in FY 2003. The Aquila/ Chertsey receipt was matched by the repayment of an equivalent amount in respect of outstanding loan notes from this transaction.

Cash inflows in HY 2005 principally relate to the sale of the Pyestock North freehold site for net proceeds of £47.9 million.

Based on its existing conditions and current operations, QinetiQ expects to purchase approximately £46 million of property, plant and equipment in FY 2006, relating primarily to a higher level of investment in the LTPA facilities and growth in general replacement investment as the business expands and continued investment in the Malvern site (including a new staff restaurant and conferencing facility).

Purchase of subsidiaries and investments in and sale of associates

On 1 September 2005, QinetiQ acquired 90 per cent. of the share capital of Verhaert for an initial cash consideration of £3.7 million (€5.3 million), excluding payment for Verhaert's surplus cash and working capital. Contingent consideration of up to £1.6 million (€2.3 million) may become payable dependent on the revenue and profits of the company for the two years ending 31 December 2005 and 2006.

On 2 September 2005, QinetiQ acquired the whole of the share capital of Planning Systems for an initial cash consideration of £21.1 million ($38.5 million), excluding payment for Planning Systems' cash and surplus working capital. Contingent consideration of up to £2.7 million ($5.0 million) may become payable dependent on the revenue and profits of Planning Systems for the two years ending 31 December 2005 and 2006 but has not been provided for.

On 9 September 2005, QinetiQ acquired the whole of the share capital of Apogen for cash consideration of £128.7 million ($237.0 million) and assumed debt of £29.2 million ($53.5 million), excluding payment for Apogen's cash and surplus working capital.

In addition, deferred cash consideration payments of £13.0 million relating to the acquisitions of Westar, FMI and HVR were made in HY 2006.

Financing activities excluding preference share dividends and redemption

The following table shows QinetiQ's financing cash flows for the periods indicated:

QinetiQ financing—IFRS basis	Year ended 31 March 2005	Six months ended 30 September 2004	
		2004 (unaudited)	2005
		£m	
Repayment of bank loans	(116.6)	(101.6)	(206.7)
New long-term loans	159.0	72.7	360.9
Net capital receipts under finance leases	2.3	1.5	0.8
Total	**44.7**	**(27.4)**	**155.0**

The cash inflow from financing of £155.0 million in HY 2006 results from new debt drawn under the multicurrency facility to fund the purchase of Apogen, Planning Systems and Verhaert, as described above.

The cash outflow from financing in HY 2005 principally arose from a net repayment of bank loans of £28.9 million in the period.

Increase/(decrease) in cash

The following table summarises the principal components of QinetiQ's consolidated cash flows extracted from the UK GAAP historical financial information as set forth in Section B of Part XV: "Historical Financial Information" for the periods indicated:

QinetiQ cash flow—UK GAAP basis	Year ended 31 March		
	2003	2004	2005
		£m	
Cash (outflow)/inflow from operating activities	(4.4)	142.7	37.5
Returns on investments and servicing of finance	(9.2)	(6.1)	(1.6)
Tax paid	—	(1.5)	(2.8)
Capital expenditure and financial investment	(27.6)	(1.6)	32.0
Free cash flow[1]	**(41.2)**	**133.5**	**65.1**
Acquisitions and disposals	(50.4)	(0.5)	(165.2)
Preference dividend paid	—	—	(8.9)
Preference share redemption	—	—	(75.0)
Cash (outflow)/inflow before financing	**(91.6)**	**133.0**	**(184.0)**
Financing	131.0	(52.7)	41.7
Increase/(decrease) in cash in the period	**39.4**	**80.3**	**(142.3)**

(1) Free cash flow is a non-GAAP liquidity measure that under UK GAAP comprises the net cash flow arising from operating activities, returns on investments and servicing of finance, tax paid and capital expenditure and financial investment. Free cash flow as used by the Group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The Directors believe the measure assists users of the financial information in understanding the Group's cash generating performance as it comprises items which arise from the running of the ongoing business. Where appropriate, separate discussion is given to acquisitions and disposals, preference share dividend payments and share redemptions. Free cash flow does not necessarily reflect all the amounts which the Group has either constructive or legal obligation to incur.

Cash (outflow)/inflow from operating activities

Cash inflow from operating activities consist of QinetiQ's operating profit adjusted to eliminate the impact of depreciation and impairment of tangible fixed assets, amortisation and impairment of intangibles, share of any loss in joint ventures and associates, increase or decrease in stocks and work in progress, increase or decrease in debtors or creditors and net movement in provisions.

QinetiQ's cash inflow from operating activities was £37.5 million in FY 2005, compared to £142.7 million in FY 2004 and a cash outflow from operating activities of £4.4 million in FY 2003. The reduced cash inflow in FY 2005 reflects mainly the timing of MOD contracts resulting in an increase in working capital at the year end, which was reversed subsequent to the year end. The high operating cash inflow in FY 2004

reflects the collection of higher than normal accounts receivable at the beginning of FY 2004 following the high level of Iraq-related urgent operational requirements in February and March 2003.

Returns on investments and servicing of finance

Returns on investments and servicing of finance consist of interest received and interest paid.

For FY 2005, the cash outflow from returns on investments and servicing of finance decreased to £1.6 million from £6.1 million for FY 2004 and £9.2 million for FY 2003 reflecting the net debt profile of the Group and the renegotiation of banking facilities during FY 2005 to terms bearing lower rates of interest.

Tax paid

Due to the availability of research and development relief and accelerated capital allowances in the UK and the utilisation of brought forward tax losses in the US, QinetiQ has been in a non tax-paying position. The payments made in FY 2004 and FY 2005 represent small amounts of withholding tax paid and also the commencement in FY 2005 of payments on account in anticipation of the group returning to a tax-paying position on capital gains.

Capital expenditure and financial investments

The following table shows QinetiQ's capital expenditures for the periods indicated:

QinetiQ capital expenditures and financial investments—UK GAAP basis	Year ended 31 March		
	2003	2004	2005
		£m	
Purchase of intangible fixed assets	—	—	(1.8)
Purchase of tangible fixed assets	(31.6)	(13.4)	(16.0)
Sale of tangible fixed assets	12.1	14.2	52.3
Cash investments in joint ventures and associates	(8.1)	(2.4)	(2.5)
Total	**(27.6)**	**(1.6)**	**32.0**

The purchase of tangible fixed assets was high in FY 2003 at £31.6 million, as two new buildings were completed at the Malvern site, offset by £12.1 million received from the disposal of the Aquila site. In FY 2004 and FY 2005, the purchase of tangible fixed assets returned to more normal base levels, at £13.4 million and £16.0 million, respectively, with no significant major projects undertaken.

QinetiQ's tangible asset expenditures under the LTPA were not as high as anticipated in FY 2004, due to the need for the MOD to obtain necessary approvals for proposed investment projects. The volume of tangible assets capital expenditure related to the MOD began to increase in FY 2005, with LTPA capital expenditure increasing to £5.9 million in FY 2005 from £2.6 million in FY 2004.

Cash inflows from FY 2003 to FY 2005 arising from the sale of tangible fixed assets have principally arisen from the disposal of surplus properties in QinetiQ, most notably in FY 2005 the sale of the Pyestock North freehold site for net proceeds of £47.9 million and the Chertsey property in FY 2004.

Cash investments in joint ventures and associates relate to either the initial funding to establish a joint venture or associate or subsequent investment to provide further funding for such entities. In FY 2003, this principally comprised investments of £3.5 million in Holographic Imaging LLC.

Acquisitions and disposals

The principal acquisitions and disposals made by QinetiQ during FY 2005 were as set out below.

On 4 August 2004 the Group sold its 42.7 per cent. interest in pSiMedica Limited to pSivida Limited for £16.7 million. The consideration was settled by way of £1.7 million in cash and £15.0 million by way of the issue of new pSivida Limited shares.

On 5 August 2004, QinetiQ acquired the whole of the share capital of HVR Group Limited for an initial cash consideration, after acquisition costs, of £7.0 million and deferred consideration of £3.9 million, excluding payment for HVR's cash balances.

On 8 October 2004, QinetiQ acquired the whole of the share capital of Westar for an initial cash consideration, after acquisition costs, of £68.0 million ($133.0 million), excluding payment for Westar's cash balances.

On 5 November 2004, QinetiQ acquired the whole of the share capital of FMI for an initial cash consideration, after acquisition costs, of £94.6 million ($174.1 million), excluding payment for FMI's cash balances.

Preference dividends paid

There was a preference dividend paid of £8.9 million in FY 2005, which was payable on the redemption of the preference shares as noted below. No payments were made in HY 2006, FY 2004 and FY 2003.

Preference share repayment

In FY 2005, £75.0 million of preference share capital was redeemed at par. There were no redemptions in HY 2006, FY 2004 and FY 2003.

Financing

QinetiQ's financing cash flows resulted in cash inflows of £41.7 million in FY 2005 and £131.0 million in FY 2003, and cash outflows of £52.7 million in FY 2004.

The following table shows QinetiQ's financing cash flows for the periods indicated:

QinetiQ financing—UK GAAP basis	Year ended 31 March		
	2003	2004	2005
		£m	
Proceeds from the issue of share capital	47.3	—	—
Transaction costs	(10.7)	—	—
Repayment of bank loans	[illegible]	(59.2)	(116.6)
Repayment of other loans	(119.9)	(0.1)	—
Repayment of other borrowings/loan notes	(0.2)	(4.2)	—
New bank overdraft	[illegible]	—	7.3
New long-term loans	165.0	10.8	150.8
New loan notes	50.1	—	0.9
Net capital receipts under finance leases	(0.6)	—	(0.7)
Total	**131.0**	**(52.7)**	**41.7**

Historically, QinetiQ's policy has been to invest funds toward the growth of the business, organically or through acquisitions, where opportunities are identified. Surplus funds are used to pay down debt. As such, the main trends impacting the financing cash flows are the levels of organic and acquired growth of the business and the level of profits generated by QinetiQ to repay debt.

In addition, QinetiQ's policy with regard to debt is to maintain foreign currency debt as a net investment hedge of overseas operations. Debt held in the functional currency of QinetiQ is paid down as soon as the actual and forecast underlying cash flows permit.

6.3 External funding, financing and indebtedness—credit facilities

The following committed facilities were available to QinetiQ as at 30 September 2005:

QinetiQ committed facilities—current	Total	Drawn	Available
		£m	
Multicurrency revolving facility	500.0	354.1[1]	145.9
Loan notes	10.0	10.0	—
Other US dollar revolving facilities	10.2	—	10.2
Total committed facilities at 30 September 2005	**520.2**	**364.1**	**156.1**

(1) Drawn in US dollars and Euros.

QinetiQ is currently financed through a £500.0 million multicurrency revolving credit facility (the "Existing Facility") provided by Barclays, JP Morgan Chase, LloydsTSB, National Australia Bank and Royal Bank of Scotland. See the summary of the Group's Facilities Agreement at paragraph 16.18 of Part XVII: "Additional Information". The interest rate payable in respect of each loan is the London interbank offered rate plus a margin and any mandatory costs. The Existing Facility is cancellable by the Company (without cause) without premium or penalty. Covenants associated with the facility test a leverage ratio of debt to EBITDA and an interest cover ratio. Cover is tested six monthly throughout the facility life.

Loan notes comprise £4.6 million HVR loan notes, issued as part of the acquisition of HVR Group Limited and bearing interest at 1 per cent. below Lloyds TSB base rate, Aquila/Chertsey loan notes of £2.5 million which are non interest bearing and Damega Corporation loan notes of £2.9 million which bear interest at 7.5 per cent.

Other US dollar revolving facilities of £10.2 million bear interest at margins over prime rate/LIBOR of between 0.5 per cent. and 1.5 per cent.

6.4 Contractual obligations and commercial commitments

The table below sets forth information relating to QinetiQ's contractual obligations and commercial commitments as at 30 September 2005.

QinetiQ obligations and commitments (unaudited)	Total	2006	2007-2008	2009-2010	2010 and after
			£m		
Non-cancellable operating leases[(1)]	38.2	9.2	9.6	9.5	9.9
Capital commitments	39.7	16.7	23.0	—	—
Total	**77.9**	**25.9**	**32.6**	**9.5**	**9.9**

(1) Non-cancellable operating leases primarily reflect property leases for land and buildings utilised by the Group.

Capital commitments at 30 September 2005 include £35.0 million that will be wholly funded by a third party under long-term contract arrangements.

6.5 Contingent liabilities and assets

The Group has given unsecured guarantees of £0.9 million in FY 2005, compared to £1.0 million in FY 2004 and £1.1 million in FY 2003 in the ordinary course of business.

The Group is self insured through its captive insurance company against specific risks up to limited levels of liabilities. Insurance cover above these levels of liability is placed with third party insurers in the external insurance market.

QinetiQ disposed of the Chertsey site in FY 2004. Further consideration is due to QinetiQ upon the purchaser obtaining additional planning consents, with the quantum dependent on the scope of the consent achieved, and accordingly a reliable estimate cannot be made of the amount or timing of future profits that may be recognised.

QinetiQ disposed of a long leasehold interest in the Fort Halstead site in HY 2006. As part of the sale, QinetiQ took an interest in the vehicle established to own the leasehold interest and is eligible to a 20 to 35 per cent. share of all distributions after repayment of capital contributions.

6.6 Off balance sheet liabilities

QinetiQ does not have any material off balance sheet arrangements, except for those described in "Contingent liabilities and assets" above and certain derivative instruments held for the purpose of interest and exchange rate hedging as described on page 109. QinetiQ does not hold or issue derivative financial instruments for trading or speculative purposes.

7. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT FINANCIAL MARKET RISK

QinetiQ seeks to manage all significant financial market risks identified as interest rate, exchange rate and counterparty risks.

7.1 **Interest risk**

The Group's policy is to use interest rate swaps, collars and caps to manage its interest rate exposure on cash or debt bearing interest in relation to floating rates.

QinetiQ has interest rate risk in relation to borrowings under its multicurrency revolving loan facility and other US dollar revolving facilities. As at 30 September 2005, QinetiQ had drawn only from the US dollar tranches of multicurrency revolving loan facilities, interest on which is calculated as a fixed percentage above the 30-year US Treasury rate. To the extent that the US Treasury rate increases in the future, QinetiQ will be subject to increased interest costs under its facility. At 30 September 2005, 50 per cent. of QinetiQ's gross US dollar denominated debt was fixed at rates in the range 3.95 per cent. to 4.46 per cent., a further 21 per cent. was capped at rates in the range 4.68 per cent. to 4.95 per cent. and the remainder is at a variable rate.

The estimated hypothetical net annual increase in interest expense in the event of a 1 per cent. increase in the US Treasury rate would have been £0.7 million based on the level of net debt at 30 September 2005.

7.2 **Exchange rate risk**

A significant portion of QinetiQ's turnover and expenses are generated by its US operations, and QinetiQ expects that its US operations will account for a material portion of its turnover and expenses in the future. Substantially all of QinetiQ's international turnover and expenses are denominated in foreign currencies, principally the US dollar. As a result, QinetiQ's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the United States and other foreign markets in which QinetiQ has operations. Accordingly, fluctuations in the value of the US dollar in relation to the pound sterling have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, QinetiQ incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

QinetiQ's policy is to hedge transaction exposure at the point of commitment to the underlying transaction using forward foreign exchange contracts or options. The Group does not typically hedge uncommitted future transactions, although foreign exchange risks are fully considered and appropriately mitigated when bidding for new work.

The currency risk arising on translation of the results of overseas businesses is not hedged. The Group's policy is to hedge the currency risk on the balance sheet of overseas subsidiaries by maintaining a high ratio of borrowings to net assets (including goodwill) for each currency.

7.3 **Credit risk**

QinetiQ assumes counterparty risk primarily in relation to money market deposits with banks and building societies. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish an actual or potential liability or obligation of QinetiQ. The credit risk of these counterparties relates to their ability to meet payment obligations when they become due. The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution.

8. TRANSITION TO IFRS

QinetiQ has chosen to adopt IFRS for the year ending 31 March 2006. Comparative data has also been presented using IFRS.

The transition to IFRS represents a change in the reporting format and requirements of QinetiQ, but will not result in any fundamental changes in the structure of the business or the way that it is managed on a day-to-day basis or its profile of actual cash generation.

Reconciliations between UK GAAP and IFRS of net assets and profit attributable to Ordinary Shareholders as extracted from Section D: "IFRS Historical Financial Information," (note 46) of Part XV: "Historical Financial Information" of this document are shown below:

Reconciliation of net assets	31 March 2005
	£m
UK GAAP	214.1
Goodwill and intangibles	98.4
Tax	(11.8)
Leases	1.0
Employee benefits—pension	(0.5)
Employee benefits—holiday pay	(7.1)
IFRS	**294.1**

Reconciliation of profit attributable to ordinary shareholders	Year ended 31 March 2005
	£m
UK GAAP	75.6
Goodwill and intangibles	(3.3)
Tax	1.4
Leases	0.5
Employee benefits—holiday pay	(0.3)
IFRS	**73.9**

Narrative explaining the changes shown above, as a result of a transition to IFRS, are shown in Section D: "IFRS Historical Financial Information" (note 46) of Part XV: "Historical Financial Information" of this document.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This operating and financial review is based upon QinetiQ's combined and consolidated financial statements that have been prepared in accordance with UK GAAP for FY 2003, FY 2004 and FY 2005 and QinetiQ's consolidated financial statements which have been prepared in accordance with IFRS for HY 2005 and HY 2006.

A summary of QinetiQ's significant accounting policies for FY 2003, FY 2004 and FY 2005 under UK GAAP are more fully described in the combined and consolidated financial statements set out in Section B: "UK GAAP Historical Financial Information" of Part XV: "Historical Financial Information." A summary of QinetiQ's significant accounting policies for HY 2005 and HY 2006 under IFRS are more fully described in the consolidated financial statements set out in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information."

Certain of QinetiQ's accounting policies are particularly important to the preparation and explanation of its results of operations and require QinetiQ to make assumptions, estimates and judgements that affect its financial statements. On an ongoing basis, QinetiQ evaluates its assumptions, estimates and judgements based on historical experience and other factors and makes various assumptions that it believes to be reasonable under the circumstances. QinetiQ believes the most important critical accounting policies under UK GAAP and IFRS that involve the Directors' judgement and estimates are those related to turnover and project profit recognition, goodwill and other intangible assets, current and deferred taxation, post retirement benefit plans, research and development expenses and tangible fixed asset (IFRS—plant, property and equipment) depreciation periods.

9.1 Basis of consolidation

Treatment under UK GAAP

The acquisition method of accounting has been adopted by QinetiQ. Under this method, the results of subsidiary undertakings acquired or disposed in the period are included in the consolidated income statement account from the date of acquisition or up to the date of disposal. An associate is an undertaking in which the Group has a long-term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights and over which it exercises significant influence. A joint venture is an undertaking in which the

Group has a long-term interest and over which it exercises joint control. Associates and joint ventures are accounted for using the equity method. Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities where there is an obligation to provide additional funding to the associate or joint venture.

Treatment under IFRS

QinetiQ's basis of consolidation is materially unchanged under IFRS.

9.2 **Turnover recognition**

Treatment under UK GAAP

The turnover on QinetiQ's contracts is recognised as the value of work performed for customers (net of value added tax and other sales taxes), including attributable profit, adjusted for foreseeable losses. The principal estimation method used by QinetiQ in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis.

QinetiQ recognises turnover under UK Government and US Federal Government contracts when a contract is executed, the contract price is fixed and determinable, delivery of the services or products has occurred, the contract is funded and collectibility of the contract price is considered probable. Contracts with agencies of the UK Government and US Federal Government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or rateably throughout the term of the contract as the services are provided.

QinetiQ generates its turnover from several different types of contractual arrangements, including fixed price contracts, time and materials contracts, cost plus fee contracts, product royalties, managed services and rental income. Turnover from fixed price contracts is recognised in proportion to the value of the work performed and includes attributable profit. Profit on fixed price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty, which involves an element of subjective judgement. In relation to non-service related fixed price contracts, turnover is assessed on the number of units delivered and product revenue is recognised at the time at which each unit is delivered. Turnover for time and materials contracts is recognised on an hourly rates basis, along with the cost of any allowable material costs or out of pocket expenses. Profit on the supply of professional services in relation to these contracts is recognised as the work is performed. Cost plus fee contracts enable QinetiQ to be reimbursed any costs and expenses from the customer and to charge a fee for work performed. Turnover and profit for the supply of professional services in relation to these contracts is also recognised as the work is performed and not when the fee can reasonably be estimated.

Contract accounting requires judgment relative to assessing risks, estimating contract turnover and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Group's contracts, the estimation of total turnover and cost to completion is complicated and subject to many variables.

Treatment under IFRS

QinetiQ's policies for the recognition of turnover have remained unchanged under IFRS. A change in turnover presentation does however occur under IFRS as revenue from property rentals is presented as 'Other Income' rather than 'Turnover' as was the practice under UK GAAP.

9.3 **Goodwill and intangible assets**

Treatment under UK GAAP

QinetiQ capitalises goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) that arises on consolidation. Any negative goodwill (representing the excess of the fair value of net assets acquired over the fair value of consideration given) arising in respect of the acquisitions is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisitions are recovered, whether through depreciation or sale.

Goodwill is amortised to nil by equal annual instalments over its estimated useful economic life (20 years for all acquisitions made in FY 2003, FY 2004 and FY 2005). Any amortisation or impairment write-downs are charged to the profit and loss account as operating items. On the subsequent disposal or termination of

a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

QinetiQ performs impairment tests on both goodwill and intangible assets on an annual basis, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred. Goodwill is potentially impaired if the carrying value of the "reporting unit" that contains the goodwill exceeds its estimated fair value.

The Company's assessment of the "fair value" of goodwill and intangible assets is based on long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows and the determination of appropriate royalty rates. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with QinetiQ's different operations. Royalty rates used for the trademark valuations are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share.

Treatment under IFRS

Goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) is not amortised but reviewed for impairment annually. The testing for impairment is consistent with the UK GAAP method. Any impairment loss is recognised immediately in the income statement.

Negative goodwill (representing the excess of the fair value of the separate net assets acquired including any intangible assets, over the fair value of the consideration paid and associated costs) is immediately recognised in the income statement in full. Negative goodwill at transition to IFRS is recognised in equity on transition.

Under IFRS, intangible assets acquired through the purchase of a business must be separately identified from goodwill at acquisition. These are then amortised through the income statement on an appropriate basis across their estimated useful economic lives. Intangible assets that have been recognised as separate from goodwill under IFRS in relation to the acquisitions of Westar, Foster Miller, Planning Systems and Apogen include, but are not limited to, backlog, trademarks, technology patents and contractual customer relationships. The determination of potential future cash flows and appropriate discount rates requires the use of estimates and judgement.

9.4 **Depreciation of tangible fixed assets**

Treatment under UK GAAP

QinetiQ's policy is to depreciate tangible fixed assets over their useful economic lives, on a straight line basis, to the estimated residual value of the asset. The estimation of an asset's useful economic life and its residual value are areas that require accounting judgement by QinetiQ.

The useful economic life of an asset is assessed on an asset by asset basis, although all estimates fall within the following QinetiQ policy guidelines:

Freehold land	not depreciated
Freehold buildings	20-25 years
Leasehold assets	length of lease
Plant and machinery	3-10 years
Fixtures and fittings	5-10 years
Computer equipment	3-5 years
Motor vehicles	3-5 years

Useful economic lives of material assets are reviewed on an annual basis. A change in an estimated useful economic life is a change in accounting estimate, not a change in accounting policy, and as such the remaining net book value of the asset at the point of reduction in the useful economic life of the asset is spread over its remaining useful economic life at that point.

Residual values are assessed upon recognition of the asset and are reviewed for potential change on an annual basis for material assets. Assets with a cost less than £100,000 are considered to have no residual value for accounting purposes.

Treatment under IFRS

QinetiQ's accounting for depreciation of property, plant and equipment is materially unchanged under IFRS.

9.5 **Taxation**

Treatment under UK GAAP

QinetiQ provides for a taxation charge, based on the profit for the period and taking into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. QinetiQ estimates each quarter the effective tax rate that is expected to be applicable for the full financial year, which requires significant subjective judgements to be made. The subjectivity of these judgements is compounded by the complex tax regimes in the different jurisdictions in which the Group is subject to taxation. QinetiQ records the difference between the estimated and actual effective tax rates and related liabilities in the period they become known and any change in rates could have a material affect on the amount of tax QinetiQ is liable to pay.

Deferred tax is provided, without discounting, in respect of all timing differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that they are regarded as recoverable, which involves a subjective assessment of both QinetiQ's projected future profits against which the deferred tax assets may be off-set and the provisions of the tax regimes in the various jurisdictions which might allow QinetiQ properly to use the deferred tax assets.

From 2004 to date, QinetiQ's effective tax rate has been significantly below the standard UK rate, mainly due to QinetiQ's research and development expenditures, leading to the availability of research and development reliefs from HM Revenue and Customs. Any changes to UK tax law or HM Revenue and Customs practice affecting the availability of such allowances or reliefs, or any material reduction in QinetiQ's research and development expenditures, could significantly increase QinetiQ's tax liability which may adversely affect QinetiQ's profitability. The availability of research and development relief is assessed by a quarterly process of project review and investigation and ongoing dialogue with the tax authorities.

Treatment under IFRS

Deferred tax liabilities are provided, without discounting, in respect of all taxable temporary differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. An assessment is undertaken of both QinetiQ's projected future profits against which the deferred tax assets may be off-set and the provisions of the tax regimes in the various jurisdictions which might allow QinetiQ to properly use the deferred tax assets. Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

9.6 **Post-retirement benefit plans**

Treatment under UK GAAP

QinetiQ provides both defined contribution and defined benefit pension arrangements. QinetiQ's liabilities under the relevant accounting standard, FRS17, as at 31 March 2005 was £113.9 million, net of a deferred tax asset of £48.7 million. In addition, an indemnity from the MOD crystallises upon an "exit event" (which would include the Global Offer), with a discounted asset value of £38.1 million recognised in the balance sheet as at 31 March 2005. The profitability of QinetiQ may be affected by the amount of expense or income that QinetiQ records for its employee benefit plans as the calculations for these are sensitive to changes in several key economic assumptions and current and past workforce demographics.

Costs associated with the provision of defined benefit schemes reflect the contributions payable by QinetiQ in the period and are recognised in accordance with advice received from independent qualified actuaries, as required by FRS17. The balance sheet valuation of defined benefit schemes represents the market valuation of scheme assets at the balance sheet date, less the present value of long-term liabilities discounted at a rate determined by the market return on corporate bonds. QinetiQ's compliance with FRS17 will reduce, but not eliminate, the volatility of the reported pension obligations and related pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation

assumptions and the differences from actual experience are taken direct to reserves rather than through the profit and loss account.

The Directors are required to make significant assessments and subjective judgements in applying accounting standards to QinetiQ's pension liabilities. These judgements are based on assumptions that could significantly affect QinetiQ's pension liabilities, and include the Directors' assessments of current market conditions and, in the case of the expected long-term rate of return on plan assets, past investment experience, judgments about future market trends, changes in interest rates and equity market performance. Factors such as the timing and amounts of expected contributions to the plans and benefit payments to plan participants have also had to be taken into consideration. Any actuarial assessed increase in the life expectancy of scheme members might materially increase the scheme liabilities. The last mortality assessment was carried out in conjunction with the March 2005 actuarial valuation and has been reflected in the September 2005 IAS 19 valuation.

The only judgement areas over which the Directors consider that they have a substantial element of control in future periods is the rate of increase in employee salaries. However, the rate of increase in employee salaries is to a significant extent dictated by external economic factors in the wider economy.

The expected rate of return on QinetiQ's pensions' investments, which are principally invested in equities, is based on historical long-term actual and expected future investment returns and to the extent that the investments do not perform as anticipated, QinetiQ will be liable to pay the shortfall.

Treatment under IFRS

Accounting for post-retirement benefit plans differs between IFRS and UK GAAP only in the valuation of defined benefit plan assets. The Company uses bid-value to establish the market value of assets for IFRS however mid-market was used under UK GAAP. The Company's liabilities under the relevant accounting standard, IAS19, as at 30 September 2005 were £206.3 million, net of an indemnity from the MOD which crystallises upon an "exit event" (which would include the Global Offer), with a discounted asset value of £39.2 million recognised in the balance sheet as at 30 September 2005. After also deducting a deferred tax asset of £73.6 million, QinetiQ's overall net pension liability stands at £132.7 million.

QinetiQ does not account for defined benefit post retirement schemes under the 'corridor' method outlined by IAS 19. The 'corridor' method allows a portion of actuarial gains and losses not to be recognised. Actuarial gains and losses are recognised in full immediately through the statement of changes in equity as permitted under the amendment to IAS 19.

9.7 **Research and development expenses**

Treatment under UK GAAP

Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in cost of sales and turnover respectively.

Internally funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from this development. All other research and development costs are written off to the profit and loss account in the period in which they are incurred.

The decision as to when a project has reached the development stage requires the judgement of the Company. Development expenditure is identified when certain criteria are met; the completion of the technology is feasible; it is intended to complete the technology with a view to sale or use; there is the ability to sell the asset; there is a demonstrable market for the asset, there is sufficient agreed internal budget to complete the asset; and development expenditure can be accurately measured and captured.

Examples of development expenditure that typically may be incurred and capitalised by QinetiQ include, but are not limited to, the design and testing of pre-production models or prototypes, the design of new tooling and equipment requiring new technology and the design, construction and testing of new or alternative materials, devices, products, processes, systems or services.

Treatment under IFRS

The Company's accounting for research and development expenditure is materially unchanged under IFRS.

10. RECENT ACCOUNTING PRONOUNCEMENTS

The International Financial Reporting Interpretations Committee (IFRIC) has issued draft interpretations relating to service concession arrangements. Service concession arrangements typically arise where a government grants a concession to a third party to operate a service for the public sector. Often the service concession operator is required to build associated assets as part of the grant arrangement. The drafts, IFRIC D12, IFRIC D13 and IFRIC D14, propose service concession arrangements are accounted for as either a financial asset or intangible asset. The Group is currently reviewing the impact of these draft interpretations with particular attention to the LTPA.

Other than the adoption of IFRS, which is mandatory for all listed companies in the UK for accounting periods commencing on 1 January 2005 or later, and the item described immediately above, QinetiQ is not aware of any recent accounting pronouncements which will have a material impact upon its presented results.

SECTION A—ACCOUNTANTS' REPORT ON UK GAAP HISTORICAL FINANCIAL INFORMATION

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
QinetiQ Group plc
85 Buckingham Gate
London, SW1E 6PD

25 January 2006

Dear Sirs

QinetiQ Group plc (the "Company")

We report on the financial information set out in Section B: "UK GAAP Historical Financial Information" of Part XV of the prospectus dated 25 January 2006 of the Company together with its subsidiary undertakings (the "Group") (the "prospectus"). This financial information has been prepared for inclusion in the prospectus and on the basis of the accounting policies set out in note 1(a). This report is required by item 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with item 20.1 of Annex I of the Prospectus Directive Regulation and for no other purpose.

Responsibilities

The directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1(a) to the financial information and in accordance with UK Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information in Section B: "UK GAAP Historical Financial Information" of Part XV: "Historical Financial Information" of the prospectus gives, for the purposes of the prospectus dated 25 January 2006, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits, cash flows, recognised gains and losses and changes in equity for the periods then ended in accordance with the basis of preparation set out in note 1(a) and in accordance with UK GAAP as described in note 1(a).

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

Chartered Accountants

SECTION B—UK GAAP HISTORICAL FINANCIAL INFORMATION

The UK GAAP historical financial information of QinetiQ Group plc for the three years ended 31 March 2005 as set out below has been prepared by the Directors on the basis set out in note 1.

QinetiQ Group plc
Group profit and loss account
for the year ended 31 March

	Notes	Before goodwill and exceptional items	Goodwill and Exceptional items	2003 Total	Before goodwill and exceptional items	Goodwill and Exceptional items	2004 Total	Before goodwill and exceptional items	Goodwill and Exceptional items	2005 Total
				£m			£m	£m	£m	£m
Turnover:										
Group and share of joint ventures before acquisitions		775.7	—	775.7	796.2	—	796.2	794.9	—	794.9
Acquisitions		—	—	—	—	—	—	78.4	—	78.4
Continuing operations		775.7	—	775.7	796.2	—	796.2	873.3	—	873.3
Less share of joint ventures		(0.8)	—	(0.8)	(0.8)	—	(0.8)	(0.9)	—	(0.9)
Group turnover	1(b)	774.9	—	774.9	795.4	—	795.4	872.4	—	872.4
Cost of sales		(145.2)	—	(145.2)	(149.1)	—	(149.1)	(160.0)	—	(160.0)
Gross profit		629.7	—	629.7	646.3	—	646.3	712.4	—	712.4
Operating expenses	2	(585.5)	(19.1)	(604.6)	(587.6)	4.3	(583.3)	(640.5)	(27.8)	(668.3)
Group operating profit before acquisitions		44.2	(19.1)	25.1	58.7	4.3	63.0	62.8	(24.3)	38.5
Acquisitions		—	—	—	—	—	—	9.1	(3.5)	5.6
Group operating profit/(loss)		44.2	(19.1)	25.1	58.7	4.3	63.0	71.9	(27.8)	44.1
Share of operating loss in joint ventures and associates		(8.5)	—	(8.5)	(4.6)	—	(4.6)	(2.6)	—	(2.6)
Total operating profit before goodwill and exceptional items	1(b)	35.7	—	35.7	54.1	—	54.1	60.2	—	60.2
Exceptional restructuring costs and investment impairment	2(b), 1(b)	—	(14.5)	(14.5)	—	—	—	—	(28.2)	(28.2)
Amortisation and impairment	2(b), 11	—	(4.6)	(4.6)	—	4.3	4.3		3.9	3.9
Total operating profit/(loss) before acquisitions		35.7	(19.1)	16.6	54.1	4.3	58.4	60.2	(24.3)	35.9
Acquisitions		—		—	—		—	9.1	(3.5)	5.6
Total operating profit/(loss)		35.7	(19.1)	16.6	54.1	4.3	58.4	69.3	(27.8)	41.5
(Loss)/profit on disposal of fixed assets	4, 1(b)	(1.5)	—	(1.5)	7.4	—	7.4	15.5	30.7	46.2
Profit/(loss) on ordinary activities before interest and taxation		34.2	(19.1)	15.1	61.5	4.3	65.8	84.8	2.9	87.7
Net interest payable and other similar charges	5, 1(b)	(4.4)	—	(4.4)	(14.5)	—	(14.5)	(6.7)	—	(6.7)
Profit/(loss) on ordinary activities before taxation	1(b)	29.8	(19.1)	10.7	47.0	4.3	51.3	78.1	2.9	81.0
Tax on profit/(loss) on ordinary activities	6	(8.4)	4.8	(3.6)	(7.9)	(2.2)	(10.1)	(6.1)	(0.9)	(7.0)
Profit/(loss) on ordinary activities after taxation		21.4	(14.3)	7.1	39.1	2.1	41.2	72.0	2.0	74.0
Equity minority interest in subsidiary undertakings		4.2	—	4.2	1.5	—	1.5	1.6	—	1.6
Profit/(loss) attributable to ordinary shareholders		25.6	(14.3)	11.3	40.6	2.1	42.7	73.6	2.0	75.6
Dividends payable	7	—	—	—	(11.1)	—	(11.1)	(5.2)	—	(5.2)
Retained profit/(loss) for the financial year	23	25.6	(14.3)	11.3	29.5	2.1	31.6	68.4	2.0	70.4

All operations are continuing.

There is no difference between the profit for the year and that prepared on an historic cost basis.

Balance sheet as at 31 March

	Notes	2003	2004	2005
		£m	£m	£m
Fixed assets				
Intangible assets	11	(89.9)	(85.3)	70.4
Tangible assets	12	504.0	428.2	392.1
Investment in associates	13	—	0.4	—
Other Investments	13	—	—	0.5
		414.1	**343.3**	**463.0**
Current assets				
Stocks and work in progress	14	2.9	1.1	17.8
Debtors	15	285.7	310.4	409.7
Current asset investments	16	—	—	12.8
Cash at bank and in hand		74.3	154.6	12.3
		362.9	**466.1**	**452.6**
Creditors: amounts falling due within one year	17	(239.2)	(277.0)	(356.7)
Net current assets		**123.7**	**189.1**	**95.9**
Total assets less current liabilities		**537.8**	**532.4**	**558.9**
Creditors: amounts falling due after more than one year	18	(192.3)	(142.1)	(154.7)
Provisions for liabilities and charges	19	(55.2)	(48.8)	(76.2)
Provision for joint venture deficit				
—Share of gross assets		8.6	2.4	—
—Share of gross liabilities		(11.6)	(3.4)	—
		(3.0)	(1.0)	—
Provision for investment in associates		(0.1)	—	—
Net assets excluding pension liabilities		**287.2**	**340.5**	**328.0**
Defined benefit pension scheme net liabilities	29	(147.1)	(115.3)	(113.9)
Net assets	1(b)	**140.1**	**225.2**	**214.1**
Capital and reserves				
Equity share capital	21	1.5	1.5	1.6
Preference shares	21	112.5	112.5	37.5
Share premium account	22	11.4	11.4	11.4
Profit and loss account	23	18.9	100.8	166.4
Shareholders' funds		**144.3**	**226.2**	**216.9**
Equity minority interest		(4.2)	(1.0)	(2.8)
		140.1	**225.2**	**214.1**
Analysis of shareholders' funds				
Equity interests		31.8	113.7	179.4
Non-equity interests		112.5	112.5	37.5
		144.3	**226.2**	**216.9**

Group cash flow statement
For the year ended 31 March

	Notes	2003	2004	2005
		£m	£m	£m
Cash (outflow)/inflow from operating activities	24(a)	(4.4)	142.7	37.5
Returns on investments and servicing of finance	24(b)	(9.2)	(6.1)	(1.6)
Tax paid		—	(1.5)	(2.8)
Capital expenditure and financial investment	24(c)	(27.6)	(1.6)	32.0
Acquisitions and disposals	24(d)	(50.4)	(0.5)	(165.2)
Preference share dividend paid		—	—	(8.9)
Preference share repayment		—	—	(75.0)
Cash (outflow)/inflow before financing		**(91.6)**	**133.0**	**(184.0)**
Financing—issue of shares	24(e)	36.6	—	—
Financing—increase/(decrease) in debt	24(e)	94.4	(52.7)	41.7
Increase/(decrease) in cash in the year		**39.4**	**80.3**	**(142.3)**

Reconciliation of net cash flow to movement in net debt
For the year ended 31 March

	Notes	2003	2003	2004	2004	2005	2005
		£m	£m	£m	£m	£m	£m
Increase/(decrease) in cash in the year			39.4		80.3		(142.3)
New loans and overdrafts		(165.0)		(10.8)		(158.1)	
New loan notes		(60.0)		—		(0.9)	
Loan note repayments		9.9		4.3		—	
Bank loan repayments		0.2		59.2		116.6	
MOD loan repayments		119.9		—		—	
			(95.0)		52.7		(42.4)
Capital element of finance lease repayments			0.6		—		0.7
Change in net debt resulting from cash flows			**(55.0)**		**133.0**		**(184.0)**
Addition of recapitalisation fee			7.7		—		1.7
Recapitalisation fee amortisation			—		(3.6)		(4.5)
New finance leases			—		0.2		(4.8)
Net debt at the start of the year			(85.9)		(133.2)		(3.6)
Net debt at the end of the year	25		**(133.2)**		**(3.6)**		**(195.2)**

Group statement of total recognised gains and losses
For the year ended 31 March

	Notes	2003	2004	2005
		£m	£m	£m
Profit attributable to ordinary shareholders excluding joint ventures and associates		20.0	47.1	78.0
Share of post tax losses of joint ventures and associates	13	(8.7)	(4.4)	(2.4)
Profit attributable to ordinary shareholders		**11.3**	**42.7**	**75.6**
Gain/(loss) arising on the refinancing of joint ventures and associates	13	0.1	(0.6)	0.6
Exchange loss		(0.5)	(0.4)	(0.4)
Preference dividend	7	—	11.1	(11.1)
Actuarial (loss)/gain recognised in the defined benefit pension scheme	29	(124.8)	10.1	(9.8)
Deferred tax asset on pension deficit	29	—	30.1	15.9
Total recognised gains and losses for the year		**(113.9)**	**93.0**	**70.8**

Reconciliation of movements in equity shareholders' funds

	Notes	11 month period ended 28 February 2003
		£m
Equity shareholders' funds at 1 April 2002		313.7
Loss retained for the period		(7.6)
Exchange loss		(0.5)
Actuarial loss recognised in the defined benefit pension scheme	29	(124.7)
Shareholder contribution		5.2
Equity Shareholders' funds at 28 February 2003		**186.1**

As discussed in note 10, QinetiQ Group plc (formerly QinetiQ Holdings Limited) acquired the entire share capital of QinetiQ Holdings Limited (formerly QinetiQ Group plc) on 28 February 2003.

Therefore up to 28 February 2003, the date of acquisition, equity shareholders funds relates to QinetiQ Holdings Limited (formerly QinetiQ Group plc) and from the date of acquisition equity shareholders funds relates to QinetiQ Group plc (formerly QinetiQ Holdings Limited).

	Notes	1 month Period ended 31 March 2003	Year ended 31 March 2004	Year ended 31 March 2005
		£m	£m	£m
Opening equity shareholders' funds		—	144.3	226.2
Retained profit for the period/year		18.9	31.6	70.4
Exchange loss		—	(0.4)	(0.4)
Gain/(loss) arising on the refinancing of joint ventures and associates	13	0.1	(0.6)	0.6
Preference dividend accrual credited/(charged) to the profit and loss account	7	—	11.1	(11.1)
Actuarial gain/(loss) recognised in the defined benefit pension scheme	29	(0.1)	10.1	(9.8)
Deferred tax asset on pension deficit	29	—	30.1	15.9
Preference shares issued/(redeemed)	21	112.5	—	(75.0)
Equity share capital issued	21	12.9	—	0.1
Equity shareholders' funds at 31 March		**144.3**	**226.2**	**216.9**

1.(a) Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial information.

Background information

QinetiQ Group plc was incorporated on 11 November 2002 as QinetiQ Holdings Limited. QinetiQ Holdings Limited changed its name to QinetiQ Group Limited on 8 December 2005 and re-registered as a plc and changed its name to QinetiQ Group plc on 11 January 2006. In addition, the Company's subsidiary, QinetiQ Group plc, changed its name to QinetiQ Holdings Limited on 8 December 2005.

On 28 February 2003 the Company acquired the share capital of QinetiQ Holdings Limited from the MOD for a total investment value of £94.3 million, comprising £39.7 million in cash and £78.1 million of shares issued for non cash consideration, less £34.2 million of pension indemnity receivable from the MOD and £10.7 million of related costs. The acquisition was funded through the issue of new ordinary and preference share capital and increased borrowings. 56 per cent. of the ordinary shares have been issued to the MOD, 31 per cent. to funds managed by Carlyle and 13 per cent. to employees and directors. Variations in voting rights between the classes of shares resulted in Carlyle and the MOD holding 51 per cent. and 49 per cent. respectively of the voting rights of the Company.

On the date of the acquisition the Company raised £165 million in new borrowings from commercial banks, as well as a further £60 million loan note which is repayable to the MOD on the disposal of certain, identified assets. The proceeds of the new borrowings were used to provide funding for the operations of the company as well as the repayment of £105.6 million of loans which were owed to the MOD and £62.2 million owed to commercial banks within the acquired group. As a result of the acquisition, net debt within the group increased by £57.2 million before associated costs.

The transaction has been accounted for as an acquisition in accordance with FRS6 *Mergers and acquisitions*.

Basis of preparation

The combined and consolidated financial information has been prepared as set out below to show the results and financial position of the Company as if it has existed as a discrete operation from 1 April 2002:

- for the year ended 31 March 2003, the consolidated financial statements of QinetiQ Holdings Limited for the period from 1 April 2002 to 28 February 2003 aggregated with the consolidated financial statements of the Company for the period to 31 March 2003; and
- for the years ended 31 March 2004 and 31 March 2005, the consolidated financial statements of QinetiQ Group plc.

The capital structure of the Group and its interest charges and goodwill amortisation up to 28 February 2003 are significantly different from those that have existed since the acquisition.

References in this Part XV to the articles of association of the Company (including the provisions relating to the Special Share) or the Principal Agreement, are to the form of those documents as at the periods to which the financial information in this Part XV relates.

Basis of consolidation

The consolidated financial information comprises the financial information of the Company and its subsidiary undertakings up to 31 March 2005. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

On the acquisition of a business, or of an interest in a business, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets. Where material, adjustments are also made to bring accounting policies into line with those of the Group. Deferred consideration is recognised once underlying performance targets have been achieved.

An associate is an undertaking in which the Group has a long-term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of associates and joint ventures is included in the consolidated

profit and loss account and its interest in their net assets, together with any loans to the entity, is included in investments in the consolidated balance sheet.

Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities even where there is no obligation to provide additional funding to the associate or joint venture.

Turnover

Turnover represents the value of work performed for customers (net of value added tax and other sales taxes) including attributable profit and after adjusting for foreseeable losses.

Turnover from fixed price contracts is recognised in proportion to the value of the work performed and includes attributable profit. Royalty turnover is recognised on the earlier of the date on which the income is earned and measured with reasonable certainty or cash is received. Turnover from sale of products is recognised on acceptance by the customer.

Profit recognition

Profit on the supply of professional services on cost plus or time and materials contracts is recognised as the work is performed. Profit on fixed price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty. The principal estimation method used by the Group in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis. These focus on the costs to complete and enable an assessment to be made of the final out-turn of each contract. Consistent contract review procedures are in place in respect of contract forecasting. Losses on completion are recognised in full as soon as they are foreseen.

Amounts recoverable on contracts

Amounts recoverable on contracts are included in debtors and represent turnover recognised in excess of amounts invoiced.

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value.

Goodwill

Purchased positive goodwill (representing the excess of the fair value of the consideration paid and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Goodwill is amortised to nil by equal annual instalments over its estimated useful economic life (all purchased positive goodwill is currently being amortised over 20 years). On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Impairment reviews are carried out to ensure that goodwill is not carried at above the recoverable amounts. Any amortisation or impairment write-downs are charged to the profit and loss account as operating items.

Negative goodwill (representing the excess of the fair value of net assets acquired over the fair value of consideration given) arising in respect of the acquisitions is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisitions are recovered, whether through depreciation or sale.

Loan issue costs

Costs associated with the issue of loans are capitalised and netted off against the loan liability presented in the balance sheets, in accordance with FRS4. Capitalised issue costs are released over the estimated life of the instrument to which they relate. If it becomes clear that the instrument will be redeemed early, the amortisation of the issue costs will be accelerated.

Share capital issue costs

Where allowable, costs associated with the issue of share capital are netted off against share premium arising.

Investments

Current asset investments are carried at the lower of cost and market value.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Freehold land is not depreciated. Other tangible fixed assets are depreciated on a straight line basis over their useful economic lives to their estimated residual value as follows:

Freehold buildings	20-25 years
Leasehold land and buildings	Over the unexpired term of the lease
Plant & machinery	3-10 years
Fixtures & fittings	5-10 years
Computers	3-5 years
Motor vehicles	3-5 years

Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date. In the case of assets constructed by the Group, the value includes the cost of own work completed, including directly attributed overheads but excluding interest.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction, and gains and losses on translation are included in the profit and loss account. If designated forward foreign exchange contracts have been entered into, gains and losses are matched against the foreign exchange movements on the underlying transaction.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures, including any related goodwill, are translated to sterling at the rate of exchange at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated to sterling using the average rates of exchange during the period. Exchange adjustments arising from the re-translation of the opening net investment and the results for the period to the year end rate are taken directly to reserves and reported in the statement of total recognised gains and losses.

Leased assets

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value at the inception of the lease. Assets are then depreciated over the shorter of their useful economic lives or the lease term. Obligations relating to finance leases, net of finance charges arising in future periods, are included under creditors.

Rentals payable under operating leases are charged to the profit and loss account evenly over the term of the lease.

Post-retirement benefits

The Company operates both defined benefit pension schemes, which provide benefits based on final pensionable pay, and defined contribution schemes, which provide money purchase arrangements. The assets of the schemes are held separately from those of the Company.

Pension scheme assets of the defined benefit schemes are measured using market values. The defined benefit pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability.

The defined benefit pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses.

The MOD pension indemnity referred to in note 29 is disclosed within other debtors.

Research and development expenditure

Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in cost of sales and turnover respectively.

Internally-funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from this development. All other research and development costs are written off to the profit and loss account in the period in which they are incurred.

Taxation

The taxation charge is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided, without discounting, in respect of all timing differences that have arisen but not reversed by the balance sheet date. Deferred tax assets are only provided to the extent that they are regarded as recoverable.

1.(b) Segmental analysis

Classes of business

Year ended March 2003

	Turnover	Operating profit before goodwill amortisation and exceptional items	Goodwill and exceptional items	Loss on disposal of fixed assets	Interest	Profit before tax	Net assets[1]
	£m	£m	£m	£m	£m	£m	£m
Defence & Technology	631.4	48.8	—	—	—	48.8	
Security & Dual Use	128.8	(12.2)	0.2	—	—	(12.0)	
QinetiQ North America	1.6	(5.6)	—	—	—	(5.6)	
Central	13.1	4.7	(19.3)	(1.5)	(4.4)	(20.5)	
Total	**774.9**	**35.7**	**(19.1)**	**(1.5)**	**(4.4)**	**10.7**	**273.3**
Net debt							(133.2)
Group total	**774.9**	**35.7**	**(19.1)**	**(1.5)**	**(4.4)**	**10.7**	**140.1**

(1) Due to the reorganisation of the business into the current segments, an analysis of net assets on this basis is not available at 31 March 2003.

Year ended March 2004

	Turnover	Operating profit before goodwill amortisation and exceptional items	Goodwill and exceptional items	Loss on disposal of fixed assets	Interest	Profit before tax	Net assets
	£m	£m	£m	£m	£m	£m	£m
Defence & Technology	657.7	50.7	—	—	—	50.7	345.9
Security & Dual Use	134.5	2.0	(0.2)	7.4	—	9.2	101.9
QinetiQ North America	0.3	(0.6)	—	—	—	(0.6)	1.7
Central	2.9	2.0	4.5	—	(14.5)	(8.0)	(220.7)
Total	**795.4**	**54.1**	**4.3**	**7.4**	**(14.5)**	**51.3**	**228.8**
Net debt							(3.6)
Group total	**795.4**	**54.1**	**4.3**	**7.4**	**(14.5)**	**51.3**	**225.2**

Year ended March 2005

	Turnover	Operating profit before goodwill amortisation and exceptional items	Goodwill and exceptional items	Loss on disposal of fixed assets	Interest	Profit before tax	Net assets
	£m	£m	£m	£m	£m	£m	£m
Defence & Technology	664.9	53.6	(1.1)	(1.5)	—	51.0	378.8
Security & Dual Use	137.4	7.9	—	47.7	—	55.6	99.6
QinetiQ North America	70.1	8.1	(3.0)	—	—	5.1	163.3
Corporate	—	(0.3)	(23.7)	—	(6.7)	(30.7)	(232.4)
Total	**872.4**	**69.3**	**(27.8)**	**46.2**	**(6.7)**	**81.0**	**409.3**
Net debt							(195.2)
Group total	**872.4**	**69.3**	**(27.8)**	**46.2**	**(6.7)**	**81.0**	**214.1**

The segmental analysis set out above is different to that as disclosed in the Annual Report and Financial Statements for the year ended 31 March 2005. Following approval of the statements for the year ended 31 March 2005, QinetiQ's management has further examined the split of the Group by sector, resulting in changes to the classification of certain business units. In addition, turnover within the D&T sector for the year ended 31 March 2003 includes an element relating to activities arising from the separation of the Group from Dstl, which has been reclassified since the date of approval of the Financial Statements.

	Turnover by destination			Turnover by origin		
	2003	2004	2005	2003	2004	2005
	£m	£m	£m	£m	£m	£m
United Kingdom	731.4	740.4	749.0	773.3	795.1	802.3
North America	16.6	16.6	86.9	1.6	0.3	70.1
Continental Europe	17.1	17.1	14.6	—	—	—
Rest of world	9.8	21.3	21.9	—	—	—
	774.9	**795.4**	**872.4**	**774.9**	**795.4**	**872.4**

	Profit before tax by origin		
	2003	2004	2005
	£m	£m	£m
United Kingdom	16.3	51.9	75.9
North America	(5.6)	(0.6)	5.1
	10.7	**51.3**	**81.0**

	Net assets by origin					
	2003	2003	2004	2004	2005	2005
	£m	£m	£m	£m	£m	£m
United Kingdom—excluding net debt	268.2		227.4		248.5	
North America—excluding net debt	5.1		1.4		160.8	
		273.3		228.8		409.3
United Kingdom—net debt	(133.3)		(3.9)		(197.7)	
North America—net cash	0.1		0.3		2.5	
		(133.2)		(3.6)		(195.2)
Total net assets by origin		**140.1**		**225.2**		**214.1**

2(a) Operating profit

Group operating profit has been stated after charging/(crediting):

	2003	2004	2005
	£m	£m	£m
Remuneration of the auditors and their associates, including expenses:			
audit fee	0.4	0.3	0.5
other attestation	0.5	0.1	0.3
taxation	1.2	0.2	0.2
PPP Transaction	2.9	—	—
Depreciation and other amounts written off tangible and intangible fixed assets:			
depreciation and impairment of tangible fixed assets	41.5	42.0	39.8
amortisation and impairment of goodwill	4.6	(4.3)	(0.4)
Operating lease rentals:			
land and buildings	3.8	9.8	5.1
plant and machinery	0.9	0.5	0.4
Foreign exchange loss	—	0.2	—

2(b) Exceptional operating items

The following exceptional items were charged to the profit and loss account:

	2003	2004	2005
	£m	£m	£m
Restructuring costs	5.5	—	25.9
Asset impairment	9.0	—	2.3
Goodwill amortisation and impairment	4.6	(4.3)	(0.4)
	19.1	(4.3)	27.8

The exceptional restructuring costs in the year ended 31 March 2005 result from the restructuring of the UK business into two market facing sectors and the consequent loss of 260 staff from the business. The restructuring cost in the year ended 31 March 2005 resulted in a tax credit of £7.8m with nil cashflow in the year.

The asset impairment in the year ended 31 March 2005 results from an unrealised reduction in the value of the investment in pSivida Limited (see note 16). There was nil tax and cash effect arising from this impairment.

The exceptional restructuring costs in the year ended 31 March 2003 relate to costs incurred in respect of the restructuring as part of the PPP Transaction. There was £0.8m of tax relief credited to the profit and loss in respect of this item and a total cash outflow of £5.5m in the year.

The exceptional asset impairment in the year ended 31 March 2003 relates to a fixed asset impairment of £9.0m. The impairment followed a management review of the carrying value of plant, machinery and vehicles. The goodwill impairment in the year ended 31 March 2003 relates to the impairment of goodwill of entities acquired in the period.

3. Earnings per share (eps)

Basic and diluted earnings per ordinary share

	Earnings £m	Weighted average number of shares million	EPS pence
Year ended 31 March 2003			
Basic eps	11.3	13.4	84.33
Share options		—	
Diluted eps	11.3	13.4	84.33
Year ended 31 March 2004			
Basic eps	42.7	13.5	316.30
Share options		0.2	
Diluted eps	42.7	13.7	311.68
Year ended 31 March 2005			
Basic eps	75.6	13.5	560.00
Share options		0.4	
Diluted eps	75.6	13.9	543.88

Continuing earnings per share

	Earnings £m	Weighted average number of shares million	EPS pence
Year ended 31 March 2003			
Basic eps	11.3	13.4	84.33
Exceptional items	19.3		
Tax impact	(0.8)		
Continuing eps	29.8	13.4	222.39
Year ended 31 March 2004			
Basic eps	42.7	13.5	316.30
Profit on disposal of fixed assets	(7.4)		
Intangible asset amortisation and impairment	(4.3)		
Tax impact	1.0		
Continuing eps	32.0	13.5	237.04
Year ended 31 March 2005			
Basic eps	75.6	13.5	560.00
Exceptional restructuring costs	28.2		
Exceptional profit on disposal of fixed assets	(30.7)		
Intangible asset amortisation and impairment	(0.4)		
Tax impact	0.9		
Continuing eps	73.6	13.5	545.19

Diluted continuing earnings per share

	Earnings £m	Weighted average number of shares million	EPS pence
Year ended 31 March 2003			
Continuing eps	31.3	13.4	233.58
Share options		—	
Diluted continuing eps	31.3	13.4	233.58
Year ended 31 March 2004			
Continuing eps	32.0	13.5	237.04
Share options		0.2	
Diluted continuing eps	32.0	13.7	233.58
Year ended 31 March 2005			
Continuing eps	58.1	13.5	430.37
Share options		0.4	
Diluted continuing eps	58.1	13.9	417.99

4. (Loss)/profit on disposal of fixed assets

	2003 £m	2004 £m	2005 £m
(Loss)/profit on disposal of fixed assets	(1.5)	7.4	46.2

On 21 June 2004 the Group sold the Pyestock North freehold site for £47.9m net of costs, resulting in a profit on disposal of £30.7m. The cash consideration was £54.0m and disposal costs and associated works totalled £6.1m of which £4.4m had been spent by 31 March 2005.

On 4 August 2004 the Group sold its 42.7 per cent. interest in pSiMedica Limited to pSivida Limited for £16.7m. The consideration was settled by £1.7m in cash and £15.0m by way of the issue of new pSivida Limited shares, representing 16.3 per cent. of its issued share capital. The Group recorded a profit on disposal of £17.1m. Since the date of the disposal the value of the pSivida shares has declined and a £2.3m impairment in the investment carrying value of these shares has been charged to operating profit in the year ended 31 March 2005.

Other fixed asset disposals in the year ended 31 March 2005 generated net cash proceeds of £2.7m and a related loss on disposal of £1.6m.

In the year ended 31 March 2004, the Group disposed of the Chertsey property for £48.5m generating a profit on disposal of £4.1m. £7.8m of the Chertsey proceeds were received in the year, with the remaining £40.7m due in September 2005. Additional profits on disposal of £3.3m were recognised from the sale of other properties, including West Drayton, Aberporth and Bedford, generating cash proceeds of £2.8m.

In the year ended 31 March 2003, the Group disposed of the Aquila site, generating net cash proceeds of £12.1m and a related loss on disposal of £1.5m.

5. Net interest payable

	2003	2003	2004	2004	2005	2005
		£m		£m		£m
Receivable on bank deposits		(1.1)		(5.7)		(3.6)
Amortisation of re-capitalisation fee		—		3.6		4.5
Payable on bank loans	2.1		10.4		4.1	
Interest payable on MOD loans	6.6		—		—	
Payable on Aquila/Chertsey loan note	—		2.0		1.1	
Other loan interest	—		—		0.2	
Share of joint ventures' and associates interest	0.3		—		—	
Release of discount on MOD indemnity	—		(1.9)		(1.9)	
Interest payable		9.0		10.5		3.5
Net interest on pension scheme under FRS17:						
Expected return on defined benefit scheme assets	(23.7)		(19.2)		(27.7)	
Interest on defined benefit scheme liabilities	20.2		25.3		30.0	
		(3.5)		6.1		2.3
		4.4		**14.5**		**6.7**

6. Taxation

	2003	2004	2005
	£m	£m	£m
(a) Analysis of charge in period			
Current tax:			
UK corporation tax at 30 per cent.	—	—	—
Overseas corporation tax	—	—	1.0
Overseas corporation tax in respect of previous periods	—	—	(0.1)
Overseas withholding tax	0.7	1.5	1.3
Overseas withholding tax in respect of previous periods	0.3	—	—
Share of joint ventures' and associates' tax credit	(0.1)	(0.3)	(0.1)
	0.9	1.2	2.1
Deferred tax (note 19)	2.7	8.9	4.9
Tax on profit on ordinary activities	**3.6**	**10.1**	**7.0**

(b) Factors affecting the tax charge in year

The principal factors reducing the Group's current tax charge below the UK statutory rate are explained below:

	2003	2004	2005
Profit before tax	10.7	51.3	81.0
Tax on ordinary activities at 30 per cent.	3.2	15.4	24.3
Effect of:			
Expenses not deductible for tax purposes, tax relief and non taxable items arising on consolidation	(5.9)	(8.6)	(12.4)
Capital allowances less than/(in excess of) depreciation	11.0	(2.8)	(6.5)
Utilisation of UK tax losses	(12.0)	(8.6)	(3.5)
Unprovided tax losses of UK subsidiaries, joint ventures, associates and non trade losses	4.2	1.3	—
Unprovided tax losses of overseas subsidiaries	1.9	0.8	(2.6)
Overseas withholding tax	1.0	1.5	1.3
Share of joint venture and associates tax credit	(0.1)	(0.3)	(0.1)
Other timing differences	(2.4)	2.5	1.6
Current tax charge for the year	**0.9**	**1.2**	**2.1**

(c) **Factors affecting future tax charges**

It is anticipated that the Group will continue to benefit from a low effective tax rate in future years. Research and development relief will continue to be a major contributory factor in reducing the future tax charge.

7. Dividends

During the year ended 31 March 2005, the Group has not declared or paid equity dividends (2004: £nil; 2003: £nil).

In the year ended 31 March 2005, the dividend payable to preference shareholders was £5.2m (2004: £11.1m; 2003: £nil). All dividends payable prior to the year ended 31 March 2005 were charged to the statement of total gains and losses in the year ended 31 March 2004 and transferred to accrued dividend interest in the balance sheet in the year ended 31 March 2005 as there were then sufficient distributable reserves for their payment. This has resulted in a total charge to the statement of total gains and losses of £11.1m in the year ended 31 March 2005 (2004: credit £11.1m; 2003: £nil) and the creation of accrued dividend interest of £7.2m at 31 March 2005 (2004: £nil; 2004: £nil)

8. Directors' emoluments

The directors who served the Group during the period 1 April 2002 to 31 March 2005 were as follows:

Executive directors
Sir John Chisholm (appointed 28 February 2003)
Hal Kruth (appointed 28 February 2003, resigned 12 September 2005)
Graham Love (appointed 28 February 2003)

Non-executive directors
Dame Pauline Neville-Jones (appointed 28 February 2003, resigned 12 September 2005)
Sir Denys Henderson (appointed 4 March 2003, resigned 12 September 2005)
Nick Luff (appointed 30 June 2004)
Dr Peter Fellner (appointed 29 September 2004)
Colin Balmer (appointed 28 February 2003)
Trevor Woolley (appointed 29 October 2003, resigned 18 January 2006)
Richard Gillingwater (appointed 29 September 2004, resigned 18 January 2006)
Glenn Youngkin (appointed 11 November 2002)

Former directors
Jonathan Symonds (resigned 30 June 2004)
Sir John Egan (resigned 7 May 2002)*
Jack Fryer (resigned 28 November 2002)*
Clay Brendish (resigned 2 October 2002)*

Directors appointed after 31 March 2005
Doug Webb (appointed 12 September 2005)
Sir David Lees (appointed 1 August 2005)
Noreen Doyle (appointed 26 October 2005)

* These former directors were only directors of QinetiQ Group plc (since renamed QinetiQ Holdings Limited) prior to its acquisition by QinetiQ Holdings Limited (now QinetiQ Group plc).

Year ended 31 March 2003

	Notes	Salary/fees	Bonus[a]	Benefits[d]	Total 2003
		£	£	£	£
Executive directors					
Sir John Chisholm		282,166	185,085	5,100[e]	472,351
Hal Kruth		189,999	143,255	10,000[f]	343,254
Graham Love	(b)	228,333	111,360	55,667[g]	395,360
Non-executive directors					
Dame Pauline Neville-Jones		115,806	—	—	115,806
Sir Denys Henderson		2,301	—	—	2,301
Colin Balmer	(c)	—	—	—	—
Glenn Youngkin	(c)	—	—	—	—
Former directors					
Jonathan Symonds		30,000	—	—	30,000
Sir John Egan		20,833	—	—	20,833
Jack Fryer		19,836	—	—	19,836
Clay Brendish		15,000	—	—	15,000
Total		**904,274**	**439,700**	**70,767**	**1,414,741**

(a) Includes performance bonuses approved but not paid in the financial period.

(b) Salary/ fees include a salary supplement in lieu of pension arrangements.

(c) Does not receive fees for non-executive director appointment.

(d) Benefits apart from pensions.

(e) Life assurance premiums.

(f) Cash car allowance.

(g) Includes cash car allowance of £10,000 and £45,667 in lieu of pension contribution.

Year ended 31 March 2004

	Notes	Salary/fees	Bonus[a]	Benefits[d]	Total 2004
		£	£	£	£
Executive directors					
Sir John Chisholm		295,000	151,319	20,222[e]	466,541
Hal Kruth	(c)	204,083	100,000	11,913[f]	315,996
Graham Love		232,000	127,600	56,401[g]	416,001
Non-executive directors					
Dame Pauline Neville-Jones		133,334	—	—	133,334
Sir Denys Henderson		34,167	—	—	34,167
Colin Balmer	(b)	—	—	—	—
Trevor Woolley	(b)	—	—	—	—
Glenn Youngkin	(b)	—	—	—	—
Former directors					
Jonathan Symonds		34,167	—	—	34,167
Total		**932,751**	**378,919**	**88,536**	**1,400,206**

(a) Includes performance bonuses approved but not paid in the financial period.

(b) Does not receive fee for non-executive director appointment.

(c) Includes payment of £4,083 for a salary increase that was backdated to 1 September 2002 and so formally applies to 2003 package.

(d) Benefits apart from pensions.

(e) Includes life insurance, health insurance and tax return fees.

(f) Payment covers life insurance, health insurance and tax return fees.

(g) Includes cash car allowance of £10,000 and £46,401 in lieu of pension contribution.

Year ended 31 March 2005

	Notes	Salary/fees	Bonus[a]	Benefits[c]	Benefits in respect of prior periods	Total 2005
		£	£	£	£	£
Executive directors						
Sir John Chisholm		295,000	147,500	49,641[d]	169,980[g]	662,121
Hal Kruth		204,167	61,500	108,598[e]		374,265
Graham Love		242,000	152,500	58,400[f]		452,900
Non-executive directors						
Dame Pauline Neville-Jones		135,000	—	—	—	135,000
Sir Denys Henderson		35,000	—	—	—	35,000
Nick Luff..............		26,346	—	—	—	26,346
Dr. Peter Fellner		17,500	—	—	—	17,500
Colin Balmer	(b)	—	—	—	—	—
Trevor Woolley	(b)	—	—	—	—	—
Richard Gillingwater	(b)	—	—	—	—	—
Glenn Youngkin.........	(b)	—	—	—	—	—
Former directors						
Jonathan Symonds		14,583	—			14,583
Total		**969,596**	**361,500**	**216,639**	**169,980**	**1,717,715**

(a) Includes performance bonuses approved but not paid for in the financial period.

(b) Does not receive fees for non-executive director appointment.

(c) Benefits apart from pensions.

(d) Includes life insurance, health insurance, car and chauffeur benefits.

(e) Payment includes a one-off payment of £100,000 in compensation for relinquishing his carried interest in the Venture Fund; also payments for life insurance, health insurance and tax return fees.

(f) Includes cash car allowance of £10,000 and £48,400 in lieu of pension contribution.

(g) The year ended 31 March 2005 includes an amount equal to the tax on the pension contribution of £28,335 in respect of the year ended 31 March 2005 and £169,980 relating to the years ended 31 March 2004 and 31 March 2003. These payments, whilst made in the year ended 31 March 2005, cover benefits applicable for the three years ended 31 March 2005.

Directors' share interests

The interests of the directors in office, in the shares of the Company, all of which were purchased on 28 February 2003 and remained unchanged at 31 March 2005, are as follows:

	D ordinary shares of £1	Convertible non-voting A ordinary shares of £1	Convertible non-voting B ordinary shares of £1	Redeemable cumulative preference shares of £1
Executive directors				
Sir John Chisholm	129,500	920	80	9,000
Hal Kruth	69,375	—	—	—
Graham Love	106,375	920	80	9,000

Non-executive directors

The following non-executive directors indirectly held beneficial interests in the Company (all of which are fully paid-up) which expressed as a percentage of the called-up share capital of the Company are: Dame Pauline Neville Jones (0.04 per cent.); Sir Denys Henderson (0.08 per cent.); Glenn Youngkin (0.06 per cent.)

Option scheme in shares of QinetiQ Holdings Limited

The executive directors have all been granted 40 £1 B ordinary share options in the Company. These were granted on 25 July 2003. Options are exercisable at or after an exit (ie flotation of the Company or a sale)

and must be exercised before the tenth anniversary of the date granted. If an option is not exercised within the dates, it will lapse.

Directors' pension entitlements

The Group's policy is to offer all UK employees membership of the QinetiQ Pension Scheme. This scheme contains both defined benefit and defined contribution sections. Sir John Chisholm is a member of the defined benefit section. Hal Kruth is a member of the defined contribution section. Graham Love is not a member of either section and received payment in lieu of pension contributions.

Disclosures in respect of defined benefit contributions on behalf of Sir John Chisholm

	Additional accrued pension earned in the year (including inflation)	Additional accrued pension earned in the year (excluding inflation)	Additional accrued lump sum earned in the year (including inflation)	Additional accrued lump sum earned in the year (excluding inflation)	Accrued pension entitlement at 31 March	Accrued lump sum entitlement at 31 March	Transfer value at 31 March	Increase in transfer value less Director's contributions	Transfer value of increase in accrued benefits (excluding inflation) at 31 March less Director's contributions
	2003	2003	2003	2003	2003	2003	2003	2003	2003
	£	£	£	£	£	£	£	£	£
Sir John Chisholm	11,919	11,583	35,757	34,750	31,676	95,028	620,970	260,126	220,990
	2004	2004	2004	2004	2004	2004	2004	2004	2004
	£	£	£	£	£	£	£	£	£
Sir John Chisholm	1,362	1,299	4,086	3,896	3,631	10,893	74,916	24,051	20,407
	2005	2005	2005	2005	2005	2005	2005	2005	2005
	£	£	£	£	£	£	£	£	£
Sir John Chisholm	1,470	1,358	4,410	4,073	5,101	15,303	109,682	28,410	22,834

Disclosures in relation to contributions payable on behalf of Sir John Chisholm

Sir John Chisholm was a member of the QinetiQ Pension Scheme throughout the three year period. The benefits earned under the scheme are subject to the current earnings cap, which is a restriction on the amounts of pay that can be used to calculate pensionable pay from a UK tax approved pension scheme. However, contractually, Sir John was entitled to broad comparability under the Civil Service scheme to which he belonged. In view of the earnings cap, that can only be achieved under a funded unapproved arrangement. For the year ended 31 March 2005 Sir John Chisholm's benefits include a single payment of £198,315 representing three years of contributions in respect of his right of membership of the unapproved scheme.

	Contributions payable to Sir John Chisholm Retirement Benefits Scheme		
	2003	2004	2005
	£	£	£
Sir John Chisholm	—	244,298	285,385

Disclosures in respect of Hal Kruth

	Contributions payable to defined contribution section of QinetiQ Pension Scheme 2003	Contributions payable to 401(k) Safe Harbour Plan 2003	Contributions payable to defined contribution section of QinetiQ Pension Scheme 2004	Contributions payable to 401(k) Safe Harbour Plan 2004	Contributions payable to defined contribution section of QinetiQ Pension Scheme 2005	Contributions payable to 401(k) Safe Harbour Plan 2005
	£	£	£	£	£	£
Hal Kruth	—	5,200	8,903	4,341	40,833	—

9. Employee information

The average number of persons employed by the Group, including Directors, during the period, analysed by class of business, was:

	2003 Number	2004 Number	2005 Number
Defence & Technology	7,276	6,899	6,931
Security & Dual Use	1,717	1,628	1,806
QinetiQ North America	23	22	1,320
Corporate	368	349	349
	9,384	**8,898**	**10,406**

The aggregate payroll costs of these persons were as follows:

	2003 £m	2004 £m	2005 £m
Wages and salaries	273.2	280.1	315.8
Social security costs	22.7	25.0	28.3
Other pension costs	40.6	43.8	45.7
	336.5	**348.9**	**389.8**

10. Acquisitions and disposals

On 28 February 2003, QinetiQ Group plc (formerly QinetiQ Holdings Limited) acquired the whole of the share capital of QinetiQ Holdings Limited (formerly QinetiQ Group plc) for a consideration of £94.3m.

The purchase was accounted for as an acquisition.

The analysis of the adjusted fair value of assets acquired is presented below.

	Book value and fair value at acquisition Total £
Intangible assets	0.9
Investments	(2.7)
Tangible fixed assets	518.8
Current assets	239.6
Current liabilities	(214.7)
Cash borrowings	(62.2)
Loans	(105.7)
Provisions for liabilities and charges	(45.5)
Defined benefit pension scheme net liabilities	(147.0)
Minority interests	4.0
Net assets acquired	**185.5**
Goodwill	(91.2)
	94.3

Consideration satisfied by:

Cash	39.7
Shares issued for non-cash consideration	78.1
Pension indemnity	(34.2)
Related costs of acquisition	10.7
Total consideration	**94.3**

US acquisitions

On 8 October 2004, the Group acquired the whole of the share capital of Westar Aerospace and Defence Group, Inc. (Westar) for an initial consideration, before acquisition costs, of £75.4m ($136.5m), including £3.0m ($5.5m) for Westar's cash and surplus working capital. No provision has been made for additional consideration of up to £5.1m ($9.0m) which is payable dependent on the profits of Westar for the year ended 31 December 2005.

On 5 November 2004, the Group acquired the whole of the share capital of Foster Miller Inc (Foster Miller) for a consideration, before acquisition costs, of £104.0m ($191.3m), including £10.5m ($19.3m) for Foster Miller's cash and surplus working capital.

Summary profit and loss accounts and statements of total recognised gains and losses for Foster Miller Inc and Westar Inc prior to acquisition are shown below. These results are extracted from the audited financial statements for the relevant periods, which were prepared under US GAAP. The results have been converted into pounds sterling at the exchange rates applicable at that time and have not been adjusted to UK GAAP.

Westar	Year ended 31 December 2002	Year ended 31 December 2003	Period from 1 January 2004 to 7 October 2004
	£m	£m	£m
Profit and loss			
Turnover	38.3	42.3	65.2
Operating profit	0.7	2.4	8.1
Profit before taxation	0.7	2.3	8.0
Taxation	0.3	(1.0)	(3.0)
Profit after taxation	0.4	1.3	5.0

Foster Miller	Year ended 31 July 2002	Year ended 31 July 2003	Year ended 31 July 2004	Period from 1 August 2004 to 4 November 2004
	£m	£m	£m	£m
Profit and loss				
Turnover	47.8	56.4	64.7	18.6
Operating profit	2.6	7.0	10.7	2.2
Profit before taxation	4.6	6.7	10.1	2.2
Taxation	(1.7)	(2.9)	(4.6)	(0.9)
Profit after taxation	2.9	3.8	5.5	1.3

There were no recognised gains and losses other than the reported profit after taxation in any of the periods disclosed above.

The provisional analysis of the net assets acquired is:

	Westar			Foster Miller		
	Book value Total	Fair Value adjustment Total	Fair value at acquisition Total	Book value Total	Fair Value adjustment Total	Fair value at acquisition Total
	£m	£m	£m	£m	£m	£m
Intangible assets	7.9	(7.9)	—	—	—	—
Tangible fixed assets	1.0	—	1.0	3.3	—	3.3
Current assets	25.4	—	25.4	21.3	—	21.3
Current liabilities	(19.9)	—	(19.9)	(10.6)	—	(10.6)
Cash	3.5	—	3.5	8.2	—	8.2
Provisions for liabilities and charges	—	—	—	(0.2)	—	(0.2)
Deferred taxation	—	—	—	3.3	—	3.3
Net assets acquired	17.9	(7.9)	10.0	25.3	—	25.3
Goodwill			66.5			79.8
			76.5			**105.1**
Consideration satisfied by:						
Cash			71.5			98.3
Deferred consideration			3.9			5.7
Related costs of acquisition			1.1			1.1
Total consideration			**76.5**			**105.1**

The fair value adjustment of £7.9m relates to the elimination of goodwill recorded on a previous acquisition in Westar. In the period from 8 October 2004 to 31 March 2005 Westar contributed turnover of £43.5m and operating profit of £5.8m as recorded under UK GAAP and QinetiQ Group plc accounting policies.

In the period 5 November 2004 to 31 March 2005 Foster Miller contributed turnover of £25.8m and operating profit of £3.4m as recorded under UK GAAP and QinetiQ Group accounting policies.

UK acquisitions

On 5 August 2004, the Group acquired HVR Group Limited for a consideration, before acquisition costs, of £13.6m. The fair value of net assets at this date was £0.9m, resulting in goodwill on acquisition of £12.9m. Included in the acquisition cost is £3.9m of deferred consideration which will be settled through the issue of loan notes which are redeemable from six months after issue until 31 July 2009.

On 1 September 2004, the Group took control of Aurix Limited, with the transfer of shares to QinetiQ from its joint venture partner for nil consideration. This resulted in QinetiQ owning an 80.1 per cent. economic interest in the share capital and 100 per cent. of the voting rights. Negative goodwill of £1.3m and a minority interest of £0.3m were recorded on completion.

On 20 September 2004, the Group purchased the remaining 55 per cent. of its associate, ASAP Calibration Limited, making this a wholly-owned subsidiary. The consideration of £1.0m resulted in goodwill on acquisition of £0.5m.

The analysis of the net assets acquired is:

	Book value Total	Fair value adjustment Total	Fair value at acquisition Total
	£m	£m	£m
Intangible assets	1.6	(1.6)	—
Tangible fixed assets	0.8	—	0.8
Current assets:	3.0	—	3.0
Current liabilities:	(3.9)	—	(3.9)
Cash	3.4	—	3.4
Loans	(0.5)	—	(0.5)
Defined benefit pension scheme net liabilities	—	(0.4)	(0.4)
Deferred taxation	—	—	—
Net assets acquired	**4.4**	**(2.0)**	**2.4**
Minority interest			0.3
Goodwill			12.1
			14.8
Consideration satisfied by:			
Cash			9.8
Loan notes			0.9
Deferred consideration			3.9
Related costs of acquisition			0.2
Total consideration			**14.8**

The fair value adjustments relate to the elimination of QinetiQ developed intellectual property rights (£1.6m) held by Aurix Limited and the FRS17 recognition of Aurix Limited's pension liability (£0.4m) in accordance with the Group accounting policy.

The resulting goodwill on the US and UK acquisitions, totalling £158.4m, was capitalised and is being amortised over a 20 year period.

11. Intangible fixed assets

	Note	Goodwill arising on QinetiQ Holdings Limited acquisition	Goodwill arising on other acquisitions	Intellectual property rights and development and costs	Total
		£m	£m	£m	£m
Cost					
QinetiQ Holdings Limited at 1 April 2002		—	0.8	0.2	1.0
Acquisitions	10	(91.2)	4.9	—	(86.3)
Fair value adjustment on acquisition of QinetiQ Holdings Limited(1)		—	(5.0)	—	(5.0)
At 31 March 2003		(91.2)	0.7	0.2	(90.3)
Additions		—	—	0.3	0.3
Disposals		—	(0.1)	—	(0.1)
At 31 March 2004		(91.2)	0.6	0.5	(90.1)
Additions		—	—	1.8	1.8
Acquisitions		—	158.4	—	158.4
Foreign exchange		—	(4.9)	—	(4.9)
At 31 March 2005		(91.2)	154.1	2.3	65.2
Amortisation					
QinetiQ Holdings Limited at 1 April 2002		—	—	—	—
Credit for the year		(0.4)	0.2	—	(0.2)
Impairments in the year		—	4.8	—	4.8
Fair value adjustment on acquisition of QinetiQ Holdings Limited(1)		—	(5.0)	—	(5.0)
At 31 March 2003		(0.4)	—	—	(0.4)
(Credit)/charge for the year		(4.5)	0.2	—	(4.3)
Disposals		—	(0.1)	—	(0.1)
At 31 March 2004		(4.9)	0.1	—	(4.8)
(Credit)/charge for the year		(4.5)	3.7	—	(0.8)
Impairments in the year		—	0.4	—	0.4
At 31 March 2005		(9.4)	4.2	—	(5.2)
Net book value					
At 31 March 2005		**(81.8)**	**149.9**	**2.3**	**70.4**
At 31 March 2004		**(86.3)**	**0.5**	**0.5**	**(85.3)**
At 31 March 2003		**(90.8)**	**0.7**	**0.2**	**(89.9)**

(1) A pro-forma adjustment to cost and amortisation in the year ended 31 March 2003 is required to reflect the correct closing balance sheet position of the Company at 31 March 2003.

12. Tangible fixed assets

	Land and buildings	Plant, machinery and vehicles	Computers and office equipment	Assets under construction	Total
		£m	£m	£m	£m
Cost					
QinetiQ Holdings Limited at 1 April 2002	447.5	76.1	10.1	48.1	581.8
Additions	0.5	1.4	4.3	25.8	32.0
Disposals	(12.0)	(2.4)	(1.4)	(0.1)	(15.9)
Transfers	30.7	31.5	5.3	(67.5)	—
Fair value adjustment of fully written down assets on acquisition of QinetiQ Holdings Limited(1)	(40.5)	(44.6)	(7.2)	—	(92.3)
At 31 March 2003	**426.2**	**62.0**	**11.1**	**6.3**	**505.6**
Additions	0.1	0.7	1.3	12.3	14.4
Acquisitions	—	—	—	—	—
Disposals	(46.7)	(0.6)	(0.5)	(1.5)	(49.3)
Transfers	1.8	5.4	0.6	(7.8)	—
At 31 March 2004	**381.4**	**67.5**	**12.5**	**9.3**	**470.7**
Additions	0.7	1.2	8.4	10.9	21.2
Acquisitions	1.3	1.7	2.5	0.2	5.7
Disposals	(17.7)	(8.8)	(6.1)	(0.9)	(33.5)
Transfers	1.3	5.6	2.3	(9.2)	—
At 31 March 2005	**367.0**	**67.2**	**19.6**	**10.3**	**464.1**
Depreciation					
QinetiQ Holdings Limited at 1 April 2002	28.9	15.3	3.0	—	47.2
Charge for the year	12.7	23.4	5.4	—	41.5
Disposals	(0.3)	(2.3)	(1.2)	—	(3.8)
Impairment	—	9.0	—	—	9.0
Fair value adjustment of fully written down assets on acquisition of QinetiQ Holdings Limited(1)	(40.5)	(44.6)	(7.2)	—	(92.3)
At 31 March 2003	**0.8**	**0.8**	**—**	**—**	**1.6**
Charge for the year	13.4	21.9	6.7	—	42.0
Disposals	(0.5)	(0.2)	(0.4)	—	(1.1)
At 31 March 2004	**13.7**	**22.5**	**6.3**	**—**	**42.5**
Charge for the year	13.1	20.8	5.9	—	39.8
Disposals	—	(4.3)	(6.0)	—	(10.3)
At 31 March 2005	**26.8**	**39.0**	**6.2**	**—**	**72.0**
Net book value					
At 31 March 2005	**340.2**	**28.2**	**13.4**	**10.3**	**392.1**
At 31 March 2004	**367.7**	**45.0**	**6.2**	**9.3**	**428.2**
At 31 March 2003	**425.4**	**61.2**	**11.1**	**6.3**	**504.0**

Transfers of fixed assets shown above relate to assets constructed by the Group. These are initially recorded within assets under construction and, on commencement of use, transferred to the relevant asset category.

Under the terms of certain agreements with the MOD, certain restrictions have been placed on freehold land and buildings, and certain plant and machinery related to them. These restrictions are detailed in note 27 'Relationship with related parties.

Assets held under finance leases, capitalised and included in computers and office equipment have a cost of £5.2m (2004: nil; 2003: nil), aggregate depreciation of £1.0m (2004: nil; 2003: nil), and a net book value of £4.2m. Included within the net book value of land and buildings at 31 March 2005 is £0.9m (2004: £0.9m; 2003: £0.8m) of leasehold properties, the remainder of the properties are freehold.

(1) A pro forma adjustment to cost and depreciation in the year ended 31 March 2003 is required to reflect the correct closing balance sheet position of QinetiQ Group plc at 31 March 2003.

15. Debtors

	2003	2004	2005
	£m	£m	£m
Trade debtors	135.1	150.4	219.1
Amounts recoverable under contracts	88.8	61.7	89.6
Other debtors	48.8	84.5	90.2
Prepayments	13.0	13.8	10.8
	285.7	**310.4**	**409.7**

Included within amounts recoverable under contracts is £11.6m (2004: £11.8m; 2003: £nil) due after one year, and within other debtors is an amount of £nil due after one year (2004: £81.9m; 2003 £45.1m).

16. Current asset investments

	2003	2004	2005
	£m	£m	£m
Cost	—	—	15.1
Impairment	—	—	(2.3)
	—	**—**	**12.8**

At 31 March 2005, the Group held 35.7 million shares in pSivida Limited (2004: nil; 2003 £nil). The Group's carrying value of this investment was impaired by £2.3m during the year ended 31 March 2005 to reflect its market value at 31 March 2005 of A$0.88 per share.

17. Creditors: amounts falling due within one year

	2003	2004	2005
	£m	£m	£m
Aquila/Chertsey loan note	—	—	45.9
Bank and other loan notes	18.2	20.8	7.3
Deferred financing costs	(2.6)	(4.3)	(0.3)
Payments received on account	65.1	83.3	103.1
Trade creditors	16.8	17.7	20.1
Taxation and social security	33.4	41.2	40.0
Finance lease creditor	—	—	1.6
Other creditors	1.6	15.9	25.5
Accruals and deferred income	106.7	102.4	113.5
	239.2	**277.0**	**356.7**

18. Creditors: amounts falling due after more than one year

	2003	2004	2005
	£m	£m	£m
Bank loan	146.9	95.8	150.8
Loan notes	—	—	0.9
Deferred financing costs	(5.1)	—	(1.2)
Aquila/Chertsey loan note	50.1	45.9	—
Finance lease creditor	—	—	2.5
Other creditors	0.4	0.4	1.7
	192.3	**142.1**	**154.7**

13. Investments

	Joint Ventures £m	Associates £m	Other investments £m	Total £m
Fixed asset investments				
QinetiQ Holdings Limited net book value at 1 April 2002	0.8	1.0	—	1.8
Reclassified	0.4	(0.4)	—	—
Additions	8.5	—	—	8.5
Share of post tax losses	(8.0)	(0.7)	—	(8.7)
Reclassification on change to subsidiary status	(4.6)	—	—	(4.6)
Exchange loss	(0.2)	—	—	(0.2)
Change in value from refinancings (see note below)	0.1	—	—	0.1
Net book value at 31 March 2003	**(3.0)**	**(0.1)**	**—**	**(3.1)**
Reclassified	(0.7)	0.7	—	—
Additions	1.1	2.3	—	3.4
Share of post tax losses	(2.5)	(1.9)	—	(4.4)
Exchange loss	(0.3)	—	—	(0.3)
Change in value from refinancings (see note below)	—	(0.6)	—	(0.6)
Disposals	4.4	—	—	4.4
Net book value at 31 March 2004	**(1.0)**	**0.4**	**—**	**(0.6)**
Reclassified	(0.2)	0.2	—	—
Additions	0.4	1.6	0.5	2.5
Share of post tax losses	(0.3)	(2.1)	—	(2.4)
Reclassification on change to subsidiary status	—	(1.1)	—	(1.1)
Change in value from refinancings (see note below)	—	0.6	—	0.6
Disposals	1.1	0.4	—	1.5
Net book value at 31 March 2005	**—**	**—**	**0.5**	**0.5**

The change in value from refinancing of associates has been taken to reserves through the statement of recognised gains and losses. Gains and losses arise when the Group and/or its partners invest differing amounts of cash or other assets into the joint ventures and associates and, as a result of the increased investment, the share of the net assets owned by the Group changes in value.

Other investments at 31 March 2005 represents the Group's acquisition of 10.8 per cent. of Sciemus Limited for cash consideration of £0.5m on 14 September 2004.

14. Stocks and work in progress

	2003 £m	2004 £m	2005 £m
Raw materials and consumables	0.8	0.8	12.3
Work in progress	2.1	0.3	5.5
	2.9	**1.1**	**17.8**

19. Provisions for liabilities and charges

	Decommissioning of facilities	Deferred taxation	Reorganisation	Other	Total
	£m	£m	£m	£m	£m
QinetiQ Holdings Limited at 1 April 2002	5.2	16.0	23.2	24.2	68.6
Utilised in year	—	—	(13.8)	(18.3)	(32.1)
Created in Year	—	2.7	6.5	14.7	23.9
Other movements	(5.2)	—	0.5	(0.5)	(5.2)
At 31 March 2003	**—**	**18.7**	**16.4**	**20.1**	**55.2**
Utilised in year	—	—	(8.0)	(6.6)	(14.6)
Released in year	—	—	(1.7)	(5.2)	(6.9)
Created in Year	—	8.9	0.9	5.3	15.1
At 31 March 2004	**—**	**27.6**	**7.6**	**13.6**	**48.8**
Utilised in year	—	—	(5.7)	(3.1)	(8.8)
Acquired in year	—	(3.3)	—	—	(3.3)
Credit in respect of tax on additional payment to pension scheme	—	2.7	—	—	2.7
Released in year	—	—	(0.6)	(3.2)	(3.8)
Created in Year	—	4.9	30.9	4.8	40.6
At 31 March 2005	**—**	**31.9**	**32.2**	**12.1**	**76.2**

Analysis of deferred tax balance:

	2003	2004	2005
	£m	£m	£m
The amounts provided for deferred taxation are set out below:			
Difference between accumulated depreciation, amortisation and capital allowances	27.0	29.8	35.8
Short-term timing differences	0.3	(2.2)	(3.9)
Tax losses	(8.6)	—	—
Total deferred taxation liability provided	**18.7**	**27.6**	**31.9**

A deferred tax asset of £48.7m (2004: £30.1m; 2003: £nil) is offset directly against the pension deficit.

	2003	2004	2005
	£m	£m	£m
The amounts of deferred taxation not recognised are set out below:			
Pension deficit under FRS 17	(43.1)	—	—
Tax losses	(9.1)	(12.6)	(6.6)
Total deferred taxation asset not recognised	**(52.2)**	**(12.6)**	**(6.6)**

The unrecognised deferred tax asset will be recovered in the event that there are sufficient relevant future taxable profits.

20. Financial instruments

Disclosures on financial risk management and treasury policies are also included in paragraph 7 of the Operating and Financial Review in Part XIV of this document.

(a) Fair values of financial instruments at 31 March

	Book value 2003	Fair value 2003	Book value 2004	Fair value 2004	Book value 2005	Fair value 2005
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations						
Cash and deposits	74.3	74.3	154.5	154.5	12.3	12.3
Borrowings due within one year	(15.5)	(15.5)	(16.5)	(16.5)	(54.5)	(54.5)
Borrowings due after more than one year	(191.9)	(191.9)	(141.7)	(141.7)	(153.0)	(153.0)
Derivative financial instruments held to manage interest rate and currency exposure						
Interest rate swaps and similar instruments	—	—	—	2.6	—	1.9
Forward currency contracts	—	—	—	0.1	—	(0.1)
Other financial assets						
Trade investments	—	—	—	—	0.5	0.5
Current asset investments	—	—	—	—	12.8	12.8
Other assets	10.9	10.9	45.8	45.8	—	—

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cashflows at prevailing interest rates, except for unlisted fixed asset investments which are given a fair value as book value. The book value of unlisted fixed asset investments at 31 March 2005 is £0.5m (2004: £nil; 2003: £nil).

(b) Interest rate risk

After taking into account the various interest rate swaps and forward foreign exchange contracts entered into by the Group, the currency and interest rate profile of the Group's financial assets and liabilities at 31 March is:

	Floating 2003	Non-interest bearing 2003	Total 2003	Floating 2004	Non-interest bearing 2004	Total 2004	Floating 2005	Non-interest bearing 2005	Total 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets									
Sterling	74.3	10.9	85.2	154.5	45.8	200.3	10.7	7.5	18.2
US dollar	—	—	—	—	—	—	0.9	—	0.9
Other	—	—	—	—	—	—	0.7	5.8	6.5
	74.3	10.9	85.2	154.5	45.8	200.3	12.3	13.3	25.6

	Fixed or capped 2003	Floating 2003	Non-interest bearing 2003	Total 2003	Fixed or capped 2004	Floating 2004	Non-interest bearing 2004	Total 2004	Fixed or capped 2005	Floating 2005	Non-interest bearing 2005	Total 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities												
Sterling	(105.0)	(52.3)	(50.1)	(207.4)	(158.2)	—	—	(158.2)	(4.1)	(6.7)	(45.9)	(56.7)
US dollar	—	—	—	—	—	—	—	—	(121.7)	(29.1)	—	(150.8)
	(105.0)	(52.3)	(50.1)	(207.4)	(158.2)	—	—	(158.2)	(125.8)	(35.8)	(45.9)	(207.5)
Net total of financial assets and liabilities												
Sterling	(105.0)	22.0	(39.2)	(122.2)	(158.2)	154.5	45.8	42.1	(4.1)	4.0	(38.4)	(38.5)
US dollar	—	—	—	—	—	—	—	—	(121.7)	(28.2)	—	(149.9)
Other	—	—	—	—	—	—	—	—		0.7	5.8	6.5
	(105.0)	22.0	(39.2)	(122.2)	(158.2)	154.5	45.8	42.1	(125.8)	(23.5)	(32.6)	(181.9)

	Financial assets 2003	Financial liabilities 2003	Financial assets 2004	Financial liabilities 2004	Financial assets 2005	Financial liabilities 2005
Of which:						
Cash and deposits	74.3	—	154.5	—	12.3	(7.3)
Bank loans and loan notes	—	(207.4)	—	(158.2)	—	(196.1)
Finance leases	—	—	—	—	—	(4.1)
Investments	—	—	—	—	13.3	—
Other assets	10.9	—	45.8	—	—	—
	85.2	**(207.4)**	**200.3**	**(158.2)**	**25.6**	**(207.5)**

For the fixed rate financial liabilities, the average interest rates and the average period for which the rates are fixed are:

	Weighted average interest rate (%) 2003	Weighted average years to maturity 2003	Weighted average interest rate (%) 2004	Weighted average years to maturity 2004	Weighted average interest rate (%) 2005	Weighted average years to maturity 2005
Sterling	3.97%	4.0	5.6%	2.7	6.7%	2.3
US dollar	—	—	—	—	4.4%	3.7
	3.97%	**4.0**	**5.6%**	**2.7**	**4.5%**	**3.6**

(c) Currency risk

The table below shows the Group's currency exposures at 31 March 2005, being exposures on currency transactions that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas entities.

	Net foreign currency monetary assets/(liabilities) in £m				
Functional currency of the operating company	**US dollar**	**Euro**	**Australian dollar**	**Other**	**Total**
Sterling	2.0	3.9	5.3	0.4	11.6

The amounts shown in the table take into account the effect of the forward contracts entered into to manage these currency exposures.

Comparative figures are not provided in respect of currency risk as the majority of the Group's monetary assets and liabilities were substantially denominated in the operating currency of the operating unit involved in the years ended 31 March 2004 and 31 March 2003.

(d) Maturity of financial liabilities

	Bank borrowings and loan notes 2003	Other liabilities 2003	Total 2003	Bank borrowings and loan notes 2004	Other liabilities 2004	Total 2004	Bank borrowings and loan notes 2005	Other Liabilities 2005	Total 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Due in one year or less	15.5	—	15.5	16.5	—	16.5	52.9	1.6	54.5
Due in more than one year but not more than two years	26.3	—	26.3	45.9	—	45.9	—	2.2	2.2
Due in more than two years but not more than five years	165.6	—	165.6	95.8	—	95.8	150.5	0.3	150.8
	207.4	**—**	**207.4**	**158.2**	**—**	**158.2**	**203.4**	**4.1**	**207.5**

(e) Borrowing facilities

At 31 March, the following committed facilities were available to the Group:

	Interest rate	Total	Drawn	Undrawn
	%	£m	£m	£m
Multicurrency revolving facility	LIBOR plus 0.60%	300.0	150.8	149.2
HVR loan notes	Base minus 1.0%	0.9	0.9	—
Aquila/Chertsey loan note	0% Fixed	45.9	45.9	—
Committed facilities March 2005		**346.8**	**197.6**	**149.2**
Committed facilities March 2004		**441.7**	**162.5**	**279.2**
Committed facilities March 2003		**505.2**	**216.3**	**288.9**

Loans drawn under the £300m multicurrency revolving facility are repayable within twelve months, but have been classified as due in more than two years as the relevant committed facilities are available until 24 August 2009. In August 2005 the multicurrency revolving facility was renegotiated to be a £500m multicurrency facility, available until August 2010, at a variable margin over LIBOR of between 0.35 per cent. and 0.725 per cent. dependent on the ratio of EBITDA to net debt and the level of utilisation.

The HVR Loan Notes were issued in connection with the acquisition of HVR Group Limited. They are repayable on request of the holders, but no later than 31 July 2009. They bear interest at a discount to Lloyds TSB Base Rate.

A subsidiary company, QinetiQ Limited, has issued the "Aquila/Chertsey Loan Note" to the MOD. The original capital sum of £60m is repayable only from the net proceeds of the sale of certain, identified assets. As at 31 March 2005, £14.1m had been repaid to the MOD.

21. Share capital

The following reflects the share capital of the Group in the financial periods to which the financial information relates.

	2003	2003	2004	2004	2005	2005
	£	Number	£	Number	£	Number
Authorised shares capital:						
Attributable to equity interests:						
Convertible A Ordinary Shares of 1 penny each	115,534	11,553,367	115,534	11,553,367	115,534	11,553,367
Convertible B Ordinary Shares of 1 penny each	9,667	966,733	9,667	966,733	9,667	966,733
Convertible C Ordinary Shares of £1 each	450,489	450,489	450,489	450,489	450,489	450,489
D Ordinary Shares of £1 each	555,000	555,000	555,000	555,000	555,000	555,000
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	425,960	425,960	425,960	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	37,040	37,040	37,040	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	3,752,686	37,527	3,752,686	37,527	3,752,686
	1,631,217	17,741,275	1,631,217	17,741,275	1,631,217	17,741,275
Attributable to non-equity interests:						
Redeemable Cumulative Preference Shares of £1 each	112,500,000	112,500,000	112,500,000	112,500,000	112,500,000	112,500,000
First Deferred Shares of 1 penny each	115,534	11,553,367	115,534	11,553,367	115,534	11,553,367
Second Deferred Shares of £1 each	450,489	450,489	450,489	450,489	450,489	450,489
Special Rights Redeemable Share of £1	1	1	1	1	1	1
	113,066,024	124,503,857	113,066,024	124,503,857	113,066,024	124,503,857
Total authorised share capital	**114,697,241**	**142,245,132**	**114,697,241**	**142,245,132**	**114,697,241**	**142,245,132**

Shares allotted, called up and fully paid:	Nominal amount allotted 1 April 2002	Issued in year	Redeemed in year	Total amount allotted 31 March 2003	Number
	£	£	£	£	
Attributable to equity interests:					
Convertible A Ordinary Shares of 1 penny each	—	77,010	—	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	—	5,833	—	5,833	583,333
Convertible C Ordinary Shares of £1 each	—	416,635	—	416,635	416,635
D Ordinary Shares of £1 each	—	527,250	—	527,250	527,250
Convertible Non-Voting A Ordinary Shares of £1 each	—	425,960	—	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	—	37,040	—	37,040	37,040
Convertible Preferred Shares of 1 penny each	—	37,527	—	37,527	3,752,686
	—	1,527,255	—	1,527,255	13,443,885
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	—	112,500,000	—	112,500,000	112,500,000
Special Rights Redeemable Share of £1	—	1	—	1	1
	—	112,500,001	—	112,500,001	112,500,001
Total called up share capital	—	114,027,256	—	114,027,256	125,943,886

Shares allotted, called up and fully paid:	Nominal amount allotted 1 April 2003	Issued in year***	Redeemed in year	Total amount allotted 31 March 2004	Number
	£	£	£	£	
Attributable to equity interests:					
Convertible A Ordinary Shares of 1 penny each	77,010	—	—	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	5,833	—	—	5,833	583,333
Convertible C Ordinary Shares of £1 each	416,635	31,700	—	448,335	448,335
D Ordinary Shares of £1 each	527,250	—	—	527,250	527,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	—	—	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	—	—	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	—	—	37,527	3,752,686
	1,527,255	31,700	—	1,558,955	13,475,585
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	—	—	112,500,000	112,500,000
Special Rights Redeemable Share of £1	1	—	—	1	1
	112,500,001	—	—	112,500,001	112,500,001
Total called up share capital	114,027,256	31,700	—	114,058,956	125,975,586

Shares allotted, called up and fully paid:	Nominal amount allotted 1 April 2004	Issued in year*	Redeemed in year**	Total amount alloted 31 March 2005	Number
	£	£	£	£	
Attributable to equity interests:					
Convertible A Ordinary Shares of 1 penny each	77,010	—	—	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	5,833	—	—	5,833	583,333
Convertible C Ordinary Shares of £1 each	448,335	1,800	—	450,135	450,135
D Ordinary Shares of £1 each	527,250	10,000	—	537,250	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	—	—	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	—	—	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	—	—	37,527	3,752,686
	1,558,955	11,800	—	1,570,755	13,487,385
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	—	75,000,000	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	—	—	1	1
	112,500,001	—	75,000,000	37,500,001	37,500,001
Total called up share capital	**114,058,956**	**11,800**	**75,000,000**	**39,070,756**	**50,987,386**

* 1,800 £1 C Ordinary Shares were issued on 8 June 2004 at £4.90 per share resulting in a share premium of £7,020.

* 10,000 £1 D Ordinary Shares were issued on 30 November 2004 at £4.90 per share, resulting in a share premium of £39,000.

** 75,000,000 £1 Redeemable Cumulative shares were redeemed on 14 June 2004 at par. Interest of £8,898,468 payable on these shares was also paid on that date (see note 27).

*** 31,700 Convertible C Ordinary Shares of £1 each were issued on 17 September 2003 at the nominal value of £1.

Except as noted below, all shares rank pari passu in all respects.

Rights attaching to the Redeemable Cumulative Preference Shares of £1 each

The Redeemable Cumulative Preference Shares carry the right to a fixed cumulative preferential dividend at the rate of 9 per cent. per annum excluding any associated tax credit. The preference dividend shall not be paid, but shall accrue until redemption of the shares. The right to the preference dividend has priority over the rights of the holders of any other class of shares to any dividend or other distribution of income.

The preference dividend accrues from day-to-day and compounds annually on 31 March.

In the event of a return of capital on liquidation of the Company or otherwise the assets available for distribution among the shareholders shall be applied, after repayment of the Special Rights Redeemable Share, firstly to repay the accrued preference dividends and secondly to repay the amount paid for the Redeemable Cumulative Preference Shares in issue.

Except as provided, above the Redeemable Cumulative Preference Shares carry no rights to any further participation in the profits or assets of the Company.

The Company shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up of the Company.

The Company may, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, redeem some or all of the shares at any time. In the event of only some of the shares being redeemed the redemption shall (unless the Company, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares notifies each Preference Shareholder to the contrary) take place pro rata, as nearly as possible, to each shareholder's holding. On redemption the Company shall pay a cash sum in respect of each redeemed share equal to the nominal amount of the share, plus any premium paid on issue, plus the preference dividend accrued to the date of redemption.

The holders of the Redeemable Cumulative Preference Shares are not entitled to receive notice of, nor to attend, speak or vote at, general meetings of the Company, by virtue of their holdings of Redeemable Cumulative Preference Shares, unless the Company is in default over payment on redemption or payments of dividends, or if the facilities under the Facilities Agreement become or remain repayable prior to their specified maturity or have been subject to a demand for repayment.

The Redeemable Cumulative Preference Shares were redeemed by the Company on 4 January 2006.

Rights attaching to the Convertible Preferred Shares of 1 penny each

The Convertible Preferred Shares, until conversion, have the right to participate in any ordinary dividend declared and paid by the Company. Each Convertible Preferred Share in issue shall entitle the holder to the same dividend declared and paid by the Company on each Convertible A Ordinary Share.

In the event of a sale, listing or winding up each Convertible Preferred Share shall convert, by way of reclassification, into 1 Convertible A Ordinary Share.

The holders of the Convertible Preference Shares shall not be entitled to receive notice of, attend, speak or vote at any general meeting of the Company.

Rights attaching to the Ordinary Shares and the Special Rights Redeemable Share

Except as noted, below the Convertible A Ordinary Shares of 1 penny each, the Convertible B Ordinary Shares of 1 penny each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each, the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each (together "the Ordinary Shares") shall rank pari passu in all respects.

No dividend shall be declared or paid by the Company on the Ordinary Shares unless the Cumulative Redeemable Preference Shares have been redeemed in full.

On a return of capital on a liquidation the Special Rights Redeemable Share will be repaid the amount paid on issue in priority to all other shares. The Special Rights Redeemable Share has no other right to share in the capital or profits of the Company.

Only the holders of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares are entitled to receive notice of, attend, speak and vote, at general meetings of the Company. The holder of the Special Rights Redeemable Share is entitled to receive notice of any general meeting and any class meeting and may attend and speak, but not vote, at such meetings.

In the event of a sale, a listing or a winding up of the Company the Articles provide for certain of the Convertible A Ordinary Shares of 1 penny each, the Convertible B Ordinary Shares of 1 penny each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each and the Convertible C Ordinary Shares of £1 each to be converted into First Deferred Shares of 1 penny each or Second Deferred Shares of £1 each. The effect of this conversion will be to increase the return to the holders of the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each. The number of shares converted pursuant to this performance ratchet will be dependant on the meeting of certain investment performance criteria.

Rights attaching to the First Deferred Shares and the Second Deferred Shares (together "the Deferred Shares")

Holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

On a return of capital on liquidation, the holders of the Deferred Shares shall be entitled to receive a distribution of 1 penny per share after £10,000,000 has been distributed on each of the Ordinary Shares, the Convertible Preferred Shares and the Redeemable Cumulative Preference Shares. Holders of the Deferred Shares are not entitled to any other participation in the profits or assets of the Company.

Immediately prior to a sale, a listing or a winding up of the Company, the Company shall redeem, for cash for an aggregate amount of £1 (split pro rata between the holders of the Deferred Shares with a minimum payment of 1 penny to each holder) in total all the Deferred Shares.

Transfer restrictions

General restriction—a transferor may only transfer all or a proportion of shares of any one class held to a transferee if, at the same time, all or the same proportion of other classes of shares held are also transferred to the same transferee.

Convertible A Ordinary Shares and Convertible B Ordinary Shares may be transferred: (i) freely, unless the holders of 75 per cent. of the total of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares agree otherwise; or (ii) on or after a Listing; or (iii) in acceptance of an offer which would reduce the Carlyle shareholding below 50 per cent. ("tag-along rights"); or (iv) when required to comply with a compulsory purchase notice issued by a transferee following the acquisition of more than 50 per cent. of the Convertible A Ordinary Shares owned by the MOD or Carlyle at 28 February 2003 ("bring-along rights"); or (v) to any permitted transferee.

Convertible Non-Voting A Ordinary Shares and Convertible Non-Voting B Ordinary Shares may not be transferred except with the written consent of the Board; or to a replacement trustee of the QinetiQ Employees' Share Ownership Plan Trust; or on and after a listing; or in accordance with the tag-along rights or bring-along rights described above.

Convertible C Ordinary Shares and D Ordinary Shares may not be transferred except with the written consent of the Board; or on or after listing; or in accordance with the tag-along rights or bring-along rights described above; or by compulsory transfer after the holder ceases to be an employee or Director or consultant of the Company or any of its subsidiary undertakings.

Convertible Preferred Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares are transferred by the holder.

Redeemable Cumulative Preference Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares, Convertible B Ordinary Shares, Convertible Non-Voting A Ordinary Shares and/or Convertible Non-Voting B Ordinary Shares are transferred by the holder.

The Deferred Shares may not be transferred.

The Special Rights Redeemable Share may only be transferred to the Crown or as it directs.

Other rights attaching to the Special Rights Redeemable Share ("Special Share")

The nature of the work performed by the Company is of strategic interest to the defence of the United Kingdom. The UK Secretary of State for Defence, acting through the MOD, retains ownership of the Special Share. The Special Share confers certain rights on the holder such as:

(a) to require the Group to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

(b) to refer matters to the Board or the Compliance Committee for its consideration in relation to the application of the Compliance Principles:

(c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

  (i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom; or

  (ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

(d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interest of the United Kingdom;

(e) to demand a poll at any of the Group's shareholder meetings (even though it has no voting rights except those given to it as a Special Shareholder).

The Special Shareholder has an option to purchase Strategic Assets of the Group in certain circumstances. The Special Shareholder has the right, *inter alia*, to purchase any Strategic Assets which the Group wishes to sell. Strategic Assets are normally testing and research facilities (see note 27).

The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). At any time the Special Shareholder may require QinetiQ to redeem the Special Share at par. If QinetiQ is wound up the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of QinetiQ.

The Special Shareholder must give consent to a general meeting held on short notice.

22. Share Premium

Premium on shares issued:	Total paid	Number	2003 Premium Amount
	£		£
Convertible A Ordinary Shares of 1 penny each	7,700,982	7,701,081	7,623,971
Convertible B Ordinary Shares of 1 penny each	583,333	583,333	577,500
Convertible Preferred Shares of 1 penny each	3,752,686	3,752,686	3,715,159
Stamp duty on share issue charged to share premium			(586,990)
			11,329,640

Premium on shares issued:	Total paid	Number	2004 Premium Amount
	£		£
Convertible A Ordinary Shares of 1 penny each	7,700,982	7,701,081	7,623,971
Convertible B Ordinary Shares of 1 penny each	583,333	583,333	577,500
Convertible Preferred Shares of 1 penny each	3,752,686	3,752,686	3,715,159
Stamp duty on share issue charged to share premium			(586,990)
			11,329,640

Premium on shares issued:	Total paid	Number	2005 Premium Amount
	£		£
Convertible A Ordinary Shares of 1 penny each	7,700,982	7,701,081	7,623,971
Convertible B Ordinary Shares of 1 penny each	583,333	583,333	577,500
Convertible C Ordinary Shares of £1 each	8,820	1,800	7,020
Convertible D Ordinary Shares of £1 each	49,000	10,000	39,000
Convertible Preferred Shares of 1 penny each	3,752,686	3,752,686	3,715,159
Stamp duty on share issue charged to share premium			(586,990)
			11,375,660

23. Profit and loss account

	11 month period ended 28 February 2003
	£m
At 1 April 2002—QinetiQ Holdings Limited	(32.1)
Loss retained for the period	(7.6)
Exchange loss	(0.5)
Actuarial loss recognised in the defined benefit pension scheme	(124.7)
Shareholder contribution	5.2
At 28 February 2003	**(159.7)**
Profit and loss reserve excluding defined benefit pension liability	(12.7)
Defined benefit pension liability	(147.0)
Profit and loss reserve including defined benefit pension liability	**(159.7)**

As discussed in note 10, QinetiQ Group plc (formerly QinetiQ Holdings Limited) acquired the entire share capital of QinetiQ Holdings Limited (formerly QinetiQ Group plc) on 28 February 2003.

Therefore up to 28 February 2003, the date of acquisition, the profit and loss account reserve relates to QinetiQ Holdings Limited (formerly QinetiQ Group plc) and from the date of acquisition the profit and loss account reserve relates to QinetiQ Group plc.

	1 month period ended 31 March 2003	Year ended 31 March 2004	Year ended 31 March 2005
	£m	£m	£m
At 1 April—QinetiQ Group plc	n/a	18.9	100.8
Profit retained for the period/year	18.9	31.6	70.4
Exchange loss	—	(0.4)	(0.4)
Gain/(loss) arising on the refinancing of joint ventures and associates	0.1	(0.6)	0.6
Preference dividend credited/(charged) to shareholders' funds	—	11.1	(11.1)
Actuarial (loss)/gain recognised in the defined benefit pension scheme	(0.1)	10.1	(9.8)
Deferred tax asset recognised on defined benefit pension scheme liability	—	30.1	15.9
At 31 March	**18.9**	**100.8**	**166.4**
Profit and loss reserve excluding defined benefit pension liability	19.0	69.1	133.2
Post 28 February 2003 actuarial gains/(losses) recognised in the defined benefit pension scheme	(0.1)	31.7	33.2
Profit and loss reserve including defined benefit pension liability	**18.9**	**100.8**	**166.4**

Included in reserves as at 31 March 2005 is a debit balance of £24,500 representing the holding of shares owned by the Group following the purchase during the year ended 31 March 2005 of 5,000 shares from an employee for £4.90 per share.

24. Notes to the Group cash flow statement

(a) Reconciliation of operating profit to operating cash flows

	Notes	2003	2004	2005
		£m	£m	£m
Operating profit		16.6	58.4	41.5
Depreciation and impairment of tangible fixed assets		50.5	42.0	39.8
Amortisation and impairment of intangibles		4.6	(4.3)	(0.4)
Share of loss in joint ventures and associates		8.5	4.6	2.6
(Increase)/decrease in stocks and work in progress		(1.3)	1.6	(16.7)
(Increase)/decrease in debtors		(57.0)	18.2	(49.6)
Increase/(decrease) in creditors		(15.4)	37.5	(2.6)
Net movement in provisions		(10.9)	(15.3)	22.9
Net cash inflow/(outflow) from operating activities		**(4.4)**	**142.7**	**37.5**
(b) Returns on investments and servicing of finance				
Interest received		4.4	5.8	3.8
Interest paid		(13.6)	(11.9)	(5.4)
		(9.2)	**(6.1)**	**(1.6)**
(c) Capital expenditure and financial investment				
Purchase of intangible fixed assets	11	—	—	(1.8)
Purchase of tangible fixed assets		(31.6)	(13.4)	(16.0)
Sale of tangible fixed assets		12.1	14.2	52.3
Cash investments in joint ventures and associates	13	(8.1)	(2.4)	(2.5)
		(27.6)	**(1.6)**	**32.0**
(d) Acquisitions and disposals				
Purchase of businesses				
Net assets acquired	10	(185.5)	—	(37.7)
Minority interest	10	—	—	(0.3)
Cash and cash equivalents (acquired)/disposed	10	—	(0.5)	15.1
		(185.5)	(0.5)	(22.9)
Goodwill on acquisition	10	91.2	—	(158.4)
Shares issued for non-cash consideration	10	78.1	—	—
Non cash pension indemnity	10	(34.2)	—	—
Deferred consideration and loan notes	10	—	—	14.4
Cash outflow on purchase of businesses		(50.4)	(0.5)	(166.9)
sale of investment in associate	4	—	—	1.7
Total acquisitions and disposals		**(50.4)**	**(0.5)**	**(165.2)**
(e) Financing				
Proceeds from issue of share capital		47.3	—	—
Costs relating to issue of share capital and related transaction		(10.7)	—	—
Repayment of facility bank loans		—	(59.2)	(116.6)
Repayment of other loans		(119.9)	(0.1)	—
Repayment of other borrowings		(0.2)	(4.2)	—
New bank overdraft		—	—	7.3
New facility bank loans		165.0	10.8	150.8
New loan note		50.1	—	0.9
Capital payments under finance leases		(0.6)	—	(0.7)
		131.0	**(52.7)**	**41.7**

25. Analysis of net debt including finance leases

	1 April 2003	Cash flow	Non-cash movement	31 March 2003	Cash flow	Non-cash movement	31 March 2004	Cash flow	Non-cash movement	31 March 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Bank and cash	34.9	39.4	—	74.3	80.3	—	154.6	(142.3)	—	12.3
Due within one year										
Bank loans and borrowings	(0.1)	(18.1)	—	(18.2)	(2.6)	—	(20.8)	13.5	—	(7.3)
Recapitalisation fee	—	—	2.6	2.6	—	1.7	4.3	—	(4.0)	0.3
MOD loans	(15.6)	15.6	—	—	—	—	—	—	—	—
Aquila/Chertsey loan note	—	—	—	—	—	—	—	—	(45.9)	(45.9)
Finance leases	(0.6)	0.6	—	—	—	—	—	0.7	(2.3)	(1.6)
	(16.3)	(1.9)	2.6	(15.6)	(2.6)	1.7	(16.5)	14.2	(52.2)	(54.5)
Due after one year										
Bank Loan	—	(146.9)	—	(146.9)	51.1	—	(95.8)	(55.0)	—	(150.8)
Recapitalisation fee	—	—	5.1	5.1	—	(5.1)	—	—	1.2	1.2
MOD loans	(104.3)	104.3	—	—	—	—	—	—	—	—
Aquila/Chertsey loan note	—	(50.1)	—	(50.1)	4.2	—	(45.9)	—	45.9	—
Finance leases	—	—	—	—	—	—	—	—	(2.5)	(2.5)
Other borrowings	(0.2)	0.2	—	—	—	—	—	(0.9)	—	(0.9)
	(104.5)	(92.5)	5.1	(191.9)	55.3	(5.1)	(141.7)	(55.9)	44.6	(153.0)
Total net debt	(85.9)	(55.0)	7.7	(133.2)	133.0	(3.4)	(3.6)	(184.0)	(7.6)	(195.2)

26. Commitments

(a) Capital commitments at 31 March, for which no provision has been made, are

	2003	2004	2005
	£m	£m	£m
Contracted	1.0	6.4	5.0

(b) Annual commitments under non-cancellable operating leases are as follows:

	Buildings 2003	Other 2003	Buildings 2004	Other 2004	Buildings 2005	Other 2005
	£m	£m	£m	£m	£m	£m
Leases expiring within:						
—one year	1.8	—	2.0	0.6	2.1	0.5
—one to two years	0.4	—	0.3	0.3	0.8	0.2
—two to five years	0.3	0.5	0.5	—	3.0	0.5
—over five years	0.8	—	0.5	—	1.4	—
	3.3	0.5	3.3	0.9	7.3	1.2

(c) The Group's share of capital commitments of joint ventures and associates as at 31 March 2005 was £nil (2004: £nil; 2003: £nil).

27. Relationship with related parties

Excluding the Special Share (see below) the economic interest of QinetiQ Group plc is 56 per cent. owned by the MOD, 31 per cent. owned by Carlyle and 13 per cent. owned by QinetiQ employees and Directors. Were the criteria for the performance ratchet referred to in note 21 fully met, economic interests would become: MOD 51 per cent.; Carlyle 28 per cent.; Group employees and Directors 21 per cent.

Of the QinetiQ Group plc voting equities issued Carlyle owns 51 per cent., with the MOD retaining 49 per cent. Consequently management control and responsibility is held by Carlyle, with the MOD retaining all benefits conventionally held by a major shareholder.

The MOD retains sole ownership of one Special Share in QinetiQ Group plc.

Detailed below are the agreements that have been entered into and the trading that has taken place with the MOD.

Trading

The MOD is a major customer of the Group. See trading analysis at the end of this note.

Freehold land and buildings and surplus properties

Under the terms of the acquisition of part of the business and certain assets of DERA from the MOD on 1 July 2001, the MOD retained certain rights in respect of the freehold land and buildings and surplus properties transferred. These are:

(a) Restrictions on transfer of title

The title deeds of those properties with Strategic Assets (see below) or properties where Strategic Assets are in the course of being downgraded to becoming non-strategic include a clause that prevents their transfer without the approval of the MOD. The MOD also has the right to purchase Strategic Assets in certain circumstances.

(b) Property clawback agreement

The MOD retains an interest in future profits on disposal, following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use and the disposition of any of the acquired land and buildings.

During the 12 years from 1 July 2001, following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30 per cent. gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50 per cent. to 9 per cent. The July 2001 valuation was approximately 16 per cent. greater in aggregate than the consideration paid for the land and buildings on 1 July 2001.

Loans

The Aquila/Chertsey loan note, payable to the MOD is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties. At 31 March 2005 the amount repayable on this loan was £45.9m (2004: £45.9m; 2003: £50.1m). This loan was non-interest bearing to 30 June 2003, with interest relating to LIBOR thereafter until 28 August 2004, when it became non-interest bearing again.

Compliance Regime

The Compliance Committee monitors the effective application of the Compliance Regime required by the MOD to maintain the position of the Company as a supplier of independent and impartial scientific/ technical advice to the MOD and ensures that the required standards are met in trials involving human volunteers and trials where an incident may result in serious injury.

Strategic Assets

Under the Principal Agreement with the MOD, the QinetiQ Controlled Group is not permitted without the written consent of the MOD, to:

(a) dispose of or destroy all or any part of a Strategic Asset; or

(b) voluntarily undertake any closure of, or cease to provide a strategic capability by means of, all or any part of a Strategic Asset.

The net book value of assets identified as being Strategic Assets as at 31 March 2005 was £17.2m (2004: £24.4m; 2003: £37.7m), the principal items being plant and machinery of £9.1m (2004: £19.7m; 2003: £26.8m) and vehicles £3.0m (2004: £5.3m; 2003: £8.3m).

Long Term Partnering Agreement

On 28 February 2003 QinetiQ Limited entered into a Long Term Partnering Agreement to provide test and evaluation facilities and training support services to the MOD, which was effective from 1 April 2003. This is a 25 year contract with a total value of up to £5.6bn (dependent on the level of usage by the MOD) under which QinetiQ Limited is committed to providing the test and evaluation services with increasing efficiencies through cost saving and innovative service delivery.

MOD trading analysis

	Year ended 31 March 2003	Year ended 31 March 2004	Year ended 31 March 2005
	£m	£m	£m
Sales to the MOD excluding property rental income	605.7	633.3	626.7
Property rental income	16.6	10.4	10.9
Total sales to the MOD	**622.3**	**643.7**	**637.6**
Purchased services from the MOD	**25.2**	**14.9**	**17.4**

	2003 £m	2004 £m	2005 £m
Trade debtors	55.7	102.9	123.0
Trade creditors	2.8	0.8	0.3

28. Contingent liabilities

Subsidiary undertakings have given unsecured guarantees of £0.9m (2004: £1.0m; 2003: £1.1m).

The Company is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, wrongful dismissal and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

29. Post-retirement benefits

Introduction and background to FRS 17

Financial Reporting Standard 17 (Retirement Benefits) requires QinetiQ to include in the balance sheet the surplus or deficit on the schemes calculated at the balance sheet date. It is, therefore, a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit is, therefore, dependant on factors which are beyond the control of QinetiQ—principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the schemes is based on long-term trends and assumptions relating to market growth, as advised upon by qualified actuaries.

As part of the agreement dated 3 December 2002 and completed on 28 February 2003 whereby QinetiQ Group plc acquired QinetiQ Holdings Limited, the MOD gave an indemnity to the Company to pay to the Company, on the earlier of a flotation, sale or winding up and 28 February 2008, a sum up to a maximum of £45m dependent on the size of the QinetiQ Pension Scheme deficit. The discounted net amount of £38.1m (2004: £36.1m; 2003: £34.2m) is included in the balance sheet of the Company as a long-term debtor and represents the discounted anticipated net amount payable. Shortly after receipt of the proceeds from the MOD, QinetiQ will make an equivalent contribution into the QinetiQ Pension Scheme.

The QinetiQ Pension Scheme

In the UK the Group operates the QinetiQ Pension Scheme, a mixed benefit scheme for the majority of its UK employees. The Defined Benefit (DB) section of the scheme provides future service pension benefits to transferring Civil Service employees. All Group employees who were members, or eligible to be members, of the Principal Civil Service Pension Scheme or the UKAEA principal Non-Industrial Superannuation Scheme were invited to join the DB section of the scheme from 1 July 2001, together with the option to join for all new employees who were previously members of schemes which are part of the Public Sector Transfer Club. The Defined Contribution (DC) section of the scheme was set up for all employees who were not eligible or did not wish to join the DB section of the scheme.

The most recent full actuarial valuation of the DB section was undertaken as at 31 March 2005 and resulted in an actuarially assessed deficit of £106.5m. The schedule of contributions agreed with the employer set an employer contribution rate of 17.5 per cent. and, in addition, a further £10 million per annum for a period of six years subject to review at the next actuarial valuation.

Other UK schemes

In the UK, the Group operates a further three small defined benefit schemes, the QinetiQ Prudential Platinum Scheme and schemes for the subsidiary companies ASAP Calibration Services Limited and Aurix Limited. It also operates a defined contribution arrangement for HVR Consulting Limited.

Set out below is a summary of the overall FRS 17 defined benefit pension scheme liability:

	31 March 2003	31 March 2004	31 March 2005
	£m	£m	£m
FRS 17 calculated liability	(147.1)	(145.4)	(162.6)
Deferred tax asset	—	30.1	48.7
Net pension liabilities (disclosed below)	**(147.1)**	**(115.3)**	**(113.9)**
MOD pension indemnity	34.2	36.1	38.1
Net pension liability	**(112.9)**	**(79.2)**	**(75.8)**

At 31 March 2003 there was an unprovided deferred tax asset of £44.1m relating to the FRS 17 pension deficit.

At 31 March 2004 there was an unprovided deferred tax asset of £13.5m relating to the FRS 17 pension deficit.

Assumptions

The major assumptions (weighted to reflect individual scheme differences) used by the actuaries as at 31 March were as follows:

	2003	2004	2005
Rate of increase in salaries	4.30%	4.30%	4.30%
Rate of increase in pensions in payment	2.70%	2.90%	2.90%
Rate of increase in pensions in deferment	2.60%	2.80%	2.80%
Discount rate applied to scheme liabilities	5.60%	5.50%	5.40%
Inflation assumption	2.60%	2.80%	2.80%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long-term, and in the case of the discount rate and the inflation rate are measured by external market indicators.

Scheme assets

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were;

	2003	2004	QinetiQ Scheme Value at 2005	Other UK Schemes Value at 2005	Total 2005
	£m	£m	£m	£m	£m
Equities	167.5	286.7	361.2	0.9	362.1
Corporate bonds	20.3	38.6	44.2	0.2	44.4
Government bonds	88.5	50.2	45.7	—	45.7
Cash	5.4	4.4	2.0	0.4	2.4
Total market value of assets	**281.7**	**379.9**	**453.1**	**1.5**	**454.6**
Present value of scheme liabilities	(428.8)	(525.3)	(615.3)	(1.9)	(617.2)
Deferred taxation attributable to pension liability	—	30.1	48.7	—	48.7
Deficit in the scheme—pension liability	**(147.1)**	**(115.3)**	**(113.5)**	**(0.4)**	**(113.9)**

Comparative figures for other UK schemes for 2003 and 2004 are not applicable, as the schemes relate to entities acquired in the year ended 31 March 2005.

Expected long-term rates of return (weighted to reflect individual scheme differences) were:

	2003	2004	2005
Equities	7.50%	7.70%	7.70%
Corporate bonds	4.80%	5.00%	5.10%
Government bonds	4.50%	4.70%	4.70%
Cash	4.00%	4.20%	4.70%
Weighted average	**6.20%**	**7.00%**	**7.13%**

Movement in deficit during the year:

	2003	2004	2005
	£m	£m	£m
Deficit in scheme brought forward	(25.3)	(147.1)	(115.3)
Deficit on acquisitions of other UK schemes	—	—	(0.4)
Current service cost	(39.6)	(40.0)	(41.7)
Loss on curtailments	(2.7)	(5.3)	(0.8)
Contributions paid	41.8	43.0	37.8
Other finance (costs)/income	3.5	(6.1)	(2.3)
Actuarial gain/(loss)	(124.8)	10.1	(9.8)
Deferred Tax current year timing differences	—	—	2.7
Deferred Tax—non current year	—	30.1	15.9
Deficit in the scheme at 31 March	**(147.1)**	**(115.3)**	**(113.9)**

Pension costs charged in arriving at operating profit were:

	2003	2004	2005
	£m	£m	£m
Current service cost	39.6	40.0	41.7

Analysis of amounts included in other finance income/(costs):

	2003	2004	2005
	£m	£m	£m
Expected return on pension scheme assets	23.7	19.2	27.7
Interest on pension scheme liabilities	(20.2)	(25.3)	(30.0)
	3.5	**(6.1)**	**(2.3)**

Analysis of amount recognised in statement of total recognised gains and losses:

	2003	2004	2005
	£m	£m	£m
Actual return less expected return on scheme assets	(96.8)	42.0	12.1
Experience gains and losses arising on scheme liabilities	(17.9)	(8.4)	(8.3)
Changes in assumptions underlying the present value of scheme liabilities	(10.1)	(23.5)	(13.6)
Actuarial (loss)/gain recognised in statement of total recognised gains and losses	**(124.8)**	**10.1**	**(9.8)**

History of experience gains and losses:

	2003	2004	2005
	£m	£m	£m
Difference between the expected and actual return on scheme assets:			
Amount	(96.8)	42.0	12.1
Percentage of period end scheme assets	(34.4)%	11.1%	2.7%
Experience gains and losses on scheme liabilities:			
Amount	(17.9)	(8.4)	(8.3)
Percentage of period end present value of scheme liabilities	(4.2)%	(1.6)%	(1.3)%
Total amount recognised in statement of total recognised gains and losses:			
Amount	(124.8)	10.1	(9.8)
Percentage of period end present value of scheme liabilities	(29.1)%	1.9%	(1.6)%

Defined contribution section

Payments to the DC section totalled £5.9m in the year ended 31 March 2005 (year to 31 March 2004: £3.8m; year to 31 March 2003 £2.6m).

30. Post balance sheet events

On 1 September 2005, the Group acquired 90 per cent. of the share capital of Verhaert Design and Development NV for an initial cash consideration, before acquisition costs, of £3.9m (€5.6m), including £0.2m (€0.3m) for Verhaert's cash and surplus working capital. Included in the acquisition cost is £1.6m (€2.3m) of deferred consideration, which is payable dependent on the performance of the company for the period ending 31 December 2006.

On 2 September 2005, the Group acquired the whole of the share capital of Planning Systems Inc. for an initial cash consideration, before acquisition costs, of £24.5m ($44.8m), including £3.4m ($6.3m) for Planning Systems' cash and surplus working capital. No provision has been made for additional consideration of up to £2.7m ($5.0m) which is payable dependent on the profits of the company for the years ending 31 December 2005 and 2006 due to uncertainty as to achievement of the underlying performance targets.

On 9 September 2005, the Group acquired the whole of the share capital of Apogen Technologies Inc for a cash consideration, before acquisition costs, of £131.5m ($240.6m) and assumed debt of £29.2m ($53.5m).

On 30 September 2005, the Group granted a long leasehold interest in the Fort Halstead freehold site for net cash proceeds of £40.0m, resulting in a profit on disposal of £14.0m after disposal costs totalled £2.0m.

31. Investments

The principal subsidiary, associated undertakings and joint ventures at 31 March 2005, all of which are included in the consolidated financial information, are shown below.

Name of company		Principal area of operation	Country of incorporation	Proportion of voting rights held	Financial year end[1]	Nature of business
Subsidiary undertakings						
QinetiQ Holdings Limited	(2)	Great Britain	England & Wales	100%		Holding company
QinetiQ Limited		Great Britain	England & Wales	100%		Research and development
Aurix Limited	(4)	Great Britain	England & Wales	100%	30 Mar	Research and development
cueSim Limited		Great Britain	England & Wales	100%		Research and development
HVR Consulting Services Limited	(7)	Great Britain	England & Wales	100%		Research and development

Name of company		Principal area of operation	Country of incorporation	Proportion of voting rights held	Financial year end[1]	Nature of business
QinetiQ Nanomaterials Limited		Great Britain	England & Wales	100%		Research and development
Quintel Technology Limited	(3)	Great Britain	England & Wales	50.0%	31 Dec	Research and development
ASAP Calibration Services Limited	(8)	Great Britain	England & Wales	100%		Calibration and engineering
Trusted Experts Limited		Great Britain	England & Wales	100%		Resource management
QinetiQ Insurance PCC Limited		Great Britain	Guernsey	100%		Insurance
QinetiQ Overseas Holdings Limited		Great Britain	England & Wales	100%		Holding company
Aerospace Filtration Systems, Inc.	(5)	USA	USA	100%	31 Dec	Technical support/assistance
Foster Miller, Inc.	(6)	USA	USA	100%		Research and development
QinetiQ Inc.		USA	USA	100%		Research and development
QinetiQ Technology Extension Corporation		USA	USA	100%		Research and development
Westar Aerospace & Defence Group, Inc.	(5)	USA	USA	100%	31 Dec	Technical support/assistance
Westar Display Technologies, Inc.	(5)	USA	USA	100%	31 Dec	Technical support/assistance
QinetiQ Philippines Company Inc.	(11)	Philippines	Philippines	100%		Technical support/assistance
QinetiQ Trusted Information Management, Inc.		USA	USA	100%		Information systems security
QinetiQ North America Inc.		USA	USA	100%		Holding company
Joint ventures and associates						
QS4 Group Limited	(9)	Great Britain	England & Wales	50.0%	31 Dec	Holding company
QS4 Limited	(10)	Great Britain	England & Wales	50.0%	31 Dec	Research and development
Quintel (UK) Limited		Great Britain	England & Wales	50.0%	31 Dec	Research and development
ZBD Displays Limited		Great Britain	England & Wales	30.4%		Research and development
Infoscitex Inc.	(6)	USA	USA	27.8%		Research and development

(1) Accounting reference date is 31 March unless otherwise stated.

(2) Acquired 28 February 2003. Shares held directly by QinetiQ Group plc.

(3) Disclosed as a subsidiary due to management control by QinetiQ.

(4) Assumed control on 1 September 2004, with transfer of shares to QinetiQ from its joint venture partner for nil consideration. QinetiQ's holding as at 31 March 2004 was 50 per cent. Name changed during the year ended 31 March 2005 from 20/20 Speech Limited. QinetiQ holds 80.1 per cent. of the economic interest.

(5) Acquired 8 October 2004.

(6) Acquired 5 November 2004.

(7) Acquired 5 August 2004.

(8) Acquired 20 September 2004 with the purchase of the remaining 55 per cent. of its joint venture making this a wholly-owned subsidiary.

(9) Name changed during the year ended 31 March 2004 from Quintel Group Limited.

(10) Name changed during the year ended 31 March 2004 from Quintel S4 Limited.

(11) Incorporated 5 March 2004.

Where the financial year of the entity is different to 31 March, the management accounts of that entity as at that date have been used for the purposes of the consolidation.

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
QinetiQ Group plc
85 Buckingham Gate
London, SW1E 6PD

25 January 2006

Dear Sirs

QinetiQ Group plc (the "Company" and, together with its subsidiary undertakings, the "Group")—Special Purpose Restated Consolidated Financial Information for the year ended 31 March 2005 and the financial information for the six months ended 30 September 2005

We report on the special purpose restated financial information set out in Section D of Part XV: "IFRS Historical Financial Information" of the prospectus dated 25 January 2006 of the Company (the "prospectus") for the year ended 31 March 2005 (the "2005 IFRS restated financial information") and the financial information for the six months ended 30 September 2005 (the "September 2005 IFRS financial information"). For the avoidance of doubt, we do not report on the unaudited financial information for the six months ended 30 September 2004. The financial information has been prepared in anticipation of the Company's transition to accounting standards endorsed for use by entities required to comply with Regulation EC 1606/2002 hereinafter referred to as International Financial Reporting Standards ("IFRS") adopted for use in the European Union ("EU") and on the basis described in note 1, following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one-year financial information for inclusion in prospectuses (CESR/05-054b). As set out in note 1, that basis may differ from the basis applicable if the 2005 IFRS restated financial information had comprised the first financial statements of the Company under IFRS as adopted for use in the EU and from the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements prepared for the first time under IFRS as adopted for use in the EU (the "2006 financial statements"). In addition, as set out in note 1, the basis for the September 2005 IFRS financial information may differ from that which will be used in preparing the 2006 financial statements.

This report is required by item 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with item 20.1 of Annex I of the Prospectus Directive Regulation and for no other purpose.

Responsibility

The directors of the Company are responsible for preparing the 2005 IFRS restated financial information and the September 2005 IFRS financial information.

It is our responsibility to form an opinion on the 2005 IFRS restated financial information and the September 2005 IFRS financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the 2005 IFRS restated financial information and the September 2005 IFRS financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the 2005 IFRS restated financial information and the September 2005 IFRS financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the 2005 IFRS restated financial information and the September 2005 IFRS financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2005 IFRS restated financial information and the September 2005 IFRS financial information set out in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information" of the prospectus gives, for the purposes of the prospectus dated 25 January 2006, a true and fair view of the state of affairs of the Group as at 31 March 2005 and 30 September 2005 and of its profit, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc
Chartered Accountants

SECTION D—IFRS HISTORICAL FINANCIAL INFORMATION

The IFRS historical financial information of the QinetiQ Group for the year ended 31 March 2005, the six months ended 30 September 2005 and the six months ended 30 September 2004 as set out below, has been prepared by the Directors on the basis set out in note 1. The financial information for the six months ended 30 September 2004 is unaudited and has not been reported on by KPMG Audit Plc.

Consolidated Income Statement

	Notes	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
		£m	£m	£m
Group turnover		858.9	371.3	474.1
Less equity method accounted joint ventures and associates		(3.0)	(2.3)	(0.6)
Turnover	2, 3	**855.9**	**369.0**	**473.5**
Employee costs before restructuring costs	10	(394.8)	(173.7)	(229.1)
Third party project costs		(160.0)	(62.4)	(91.7)
Other operating costs excluding depreciation and amortisation		(207.8)	(92.8)	(103.4)
Share of post tax loss of equity accounted joint ventures and associates	19	(2.5)	(1.8)	(0.7)
Profit on disposal of interest in equity accounted associate	19	17.1	17.1	—
Other income	2	13.5	6.8	7.4
EBITDA before restructuring costs		**121.4**	**62.2**	**56.0**
Depreciation of property, plant and equipment	15	(38.9)	(18.4)	(18.7)
Amortisation of intangible assets and impairment of goodwill and current asset investments	4	(5.9)	0.6	(3.7)
Group operating profit before restructuring costs	3	**76.6**	**44.4**	**33.6**
Restructuring costs	5	(25.9)	—	—
Group operating profit		**50.7**	**44.4**	**33.6**
Profit on disposal of non-current assets and impairment of asset held for sale	6	29.1	31.4	13.9
Finance income	7	8.1	5.0	3.5
Finance expense	7	(9.9)	(6.9)	(8.1)
Profit before tax	4	**78.0**	**73.9**	**42.9**
Taxation expense	8	(5.7)	(16.1)	(7.8)
Profit for the period		**72.3**	**57.8**	**35.1**
Profit attributable to:				
Shareholders of the parent company	36	73.9	58.6	35.9
Minority interest	36	(1.6)	(0.8)	(0.8)
		72.3	**57.8**	**35.1**
Earnings per share				
Basic	11	497.0p	401.5p	260.0p
Diluted	11	486.2p	392.8p	254.3p

Consolidated Balance Sheet

	Notes	31 March 2005	30 September 2004 (unaudited)	30 September 2005
		£m	£m	£m
Non-current assets				
Goodwill	12	131.5	6.0	299.2
Intangible assets	13	37.3	6.0	84.8
Property, plant and equipment	15	367.9	376.1	340.7
Investment property	16	6.6	6.6	5.8
Financial assets	17	15.6	15.8	18.2
Investments	18	0.5	0.5	—
Investments accounted for using the equity method	19	—	0.4	—
Deferred tax asset	28	15.1	—	33.7
		574.5	**411.4**	**782.4**
Current assets				
Inventories	20	17.8	2.3	21.1
Financial assets	17	3.0	3.0	3.0
Trade and other receivables	21	371.6	283.0	288.5
Cash and cash equivalents	22	12.3	93.8	78.5
Investments	23	12.8	15.0	13.2
Non-current assets identified as held for sale	24	—	—	16.7
		417.5	**397.1**	**421.0**
Total assets		**992.0**	**808.5**	**1,203.4**
Current liabilities				
Trade and other payables	25	(309.3)	(248.7)	(276.9)
Provisions	27	(33.5)	(12.6)	(10.5)
Financial liabilities	29	(54.5)	(61.5)	(58.7)
		(397.3)	**(322.8)**	**(346.1)**
Non-current liabilities				
Retirement benefit obligation (gross of deferred tax)	42	(125.0)	(114.3)	(206.3)
Deferred tax liability	28	(10.1)	(7.7)	(27.3)
Provisions	27	(10.8)	(11.3)	(13.9)
Provision for losses in equity accounted investments	19	—	—	(0.9)
Financial liabilities	30	(153.0)	(73.3)	(373.7)
Other payables	26	(1.7)	(0.4)	(4.8)
		(300.6)	**(207.0)**	**(626.9)**
Total liabilities		**(697.9)**	**(529.8)**	**(973.0)**
Net assets		**294.1**	**278.7**	**230.4**
Capital and reserves				
Ordinary shares	35	1.6	1.5	1.6
Preference shares	36	37.5	37.5	—
Capital redemption reserve	36	1.9	—	1.9
Share premium account	36	11.4	11.4	11.4
Hedging and translation reserve	36	—	—	2.3
Retained earnings	36	244.5	230.4	216.9
Capital and reserves attributable to shareholders of the parent company	36	**296.9**	**280.8**	**234.1**
Minority interest	36	(2.8)	(2.1)	(3.7)
		294.1	**278.7**	**230.4**
Capital and reserves analysed as:				
Equity shareholders' funds		256.6	241.2	230.4
Non-equity shareholders' funds		37.5	37.5	—
Total shareholders' funds		294.1	278.7	230.4

Consolidated Cash Flow Statement

	Notes	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
		£m	£m	£m
Profit for the period		72.3	57.8	35.1
Taxation expense		5.7	16.1	7.8
Net finance costs		1.8	1.9	4.6
Profit on disposal of non-current assets and impairment of asset held for sale		(29.1)	(31.4)	(13.9)
Profit on disposal of interest in equity accounted associate		(17.1)	(17.1)	—
Depreciation of property, plant and equipment		38.9	18.4	18.7
Amortisation of intangible assets and impairment of goodwill and current asset investments		5.9	(0.6)	3.7
Share of post tax loss of equity accounted joint ventures and associates		2.5	1.8	0.7
Operating profit before change in working capital and provisions		80.9	46.9	56.7
Increase in inventories		(16.7)	(1.2)	(5.6)
(Increase)/decrease in receivables		(49.6)	(6.7)	69.3
Decrease in payables		(2.4)	(30.6)	(49.8)
Net movement in provisions		22.9	2.6	(19.9)
Cash flow from operations		**35.1**	**11.0**	**50.7**
Tax (received) paid		(2.8)	(0.4)	1.7
Interest received		3.8	2.8	1.2
Interest paid		(5.4)	(2.2)	(4.9)
Additional pension fund contribution		—	—	(11.0)
Net cash flow from operating activities		**30.7**	**11.2**	**37.7**
Purchase of intangible assets		(0.7)	(0.6)	(0.6)
Purchase of property, plant and equipment		(16.0)	(5.2)	(16.7)
Sale of property, plant and equipment		50.6	53.0	87.6
Investments in associate undertakings		(2.5)	(1.6)	(0.3)
Purchase of subsidiary undertakings		(166.9)	(8.0)	(196.5)
Sale of investment in associate undertaking		1.7	1.7	—
Net cash flow from investing activities		**(133.8)**	**39.3**	**(126.5)**
Cash outflow from repayment of loans		(116.6)	(101.6)	(206.7)
Cash inflow from loans		159.0	72.7	360.9
Preference share dividend paid		(8.9)	(8.9)	—
Preference share repayment		(75.0)	(75.0)	—
Capital element of finance lease rental payments		(0.7)	—	(0.8)
Capital element of finance lease rental receipts		3.0	1.5	1.6
Net cash flow from financing activities		**(39.2)**	**(111.3)**	**155.0**
(Decrease)/increase in cash and cash equivalents	32	**(142.3)**	**(60.8)**	**66.2**
Cash and cash equivalents at beginning of period		**154.6**	**154.6**	**12.3**
Cash and cash equivalents at end of period		**12.3**	**93.8**	**78.5**

Consolidated statement of recognised income and expense

	Notes	Year ended 31 March 2005 £m	6 months ended 30 September 2004 (unaudited) £m	6 months ended 30 September 2005 £m
Net gain/(loss) on hedge of net investment in foreign subsidiary	36	(0.4)	0.1	0.6
Increase in fair value of hedging derivatives	36	—	—	0.6
Movement in deferred tax on hedging derivatives	36	—	—	(0.2)
Gain on available for sale assets	36	—	—	0.4
Gain arising on the refinancing of joint ventures and associates	36	0.6	0.6	—
Actuarial loss recognised in the defined benefit pension schemes	36	(9.9)	(3.8)	(89.3)
Deferred tax asset on pension deficit	36	15.9	1.1	24.8
Net (expense)/income recognised directly in equity		**6.2**	**(2.0)**	**(63.1)**
Prior period restatement on adoption of IAS 32 & 39 (see note 1)	36	—	—	1.3
		6.2	**(2.0)**	**(61.8)**
Profit attributable to shareholders		72.3	57.8	35.1
Total recognised income and expense for the period		**78.5**	**55.8**	**(26.7)**
Attributable to:				
Shareholders of the parent company		80.1	56.6	(25.9)
Minority interest		(1.6)	(0.8)	(0.8)
		78.5	**55.8**	**(26.7)**

QinetiQ Group plc

1 Significant accounting policies

Accounting policies

The following accounting policies have been applied consistently to all periods presented in dealing with items which are considered material in relation to the Group's financial information with the exception of certain policies subject to the transition arrangements of IFRS 1 as detailed in the following paragraph.

Basis of preparation

The financial information has been prepared on the basis of the recognition and measurement requirements of the International Financial Reporting Standards ("IFRS") in issue that are either endorsed by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted IFRSs, the Directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 March 2006. In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 March 2006 are still subject to change and additional interpretation and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 March 2006.

The financial information has been prepared under the historical cost convention, except that the following assets and liabilities are stated at their fair values: derivative financial instruments, available-for-sale investments and recognised assets and liabilities subject to fair value hedges and non current assets held for sale are held at the lower of historic cost and fair value. The Group's functional currency is Sterling. The Group's transition date to IFRS is 1 April 2004 and disclosures required by IFRS 1 relating to the transition from UK GAAP to IFRS are presented in note 46. The Group has taken the following exemptions available under IFRS 1:

- IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* have been applied from 1 April 2005 onward;
- IFRS 3 *Business Combinations* has not been applied to acquisitions completed prior to transition to IFRS; and
- IAS 21 *The Effects of Changes in Foreign Exchange Rates* has been applied prospectively from the date of transition to IFRS in respect of consolidated cumulative translation differences on foreign operations.

References in this Part XV to the articles of association of the Company (including the provisions relating to the Special Share) or the Principal Agreement, are to the form of those documents as at the periods to which the financial information in this Part XV relates.

Basis of consolidation

The consolidated financial information comprises the financial information of the Company and its subsidiary undertakings up to 30 September 2005. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

A subsidiary is an entity over which the Group has the power to govern financial and operating policies in order to obtain benefits. An associate is an undertaking in which the Group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. Associates and joint ventures are accounted for using the equity method. Where an associate or joint venture has net liabilities full provision is made for the Group's share of liabilities where there is an obligation to provide additional funding to the associate or joint venture.

Revenue recognition

Turnover represents the value of work performed for customers (net of value added and other sales taxes) including attributable profit and after adjusting for foreseeable losses.

Turnover from fixed price contracts is recognised in proportion to the value of the work performed and includes attributable profit. Depending on the nature of the contract, revenue is recognised as contractually agreed-upon milestones are reached, as units are delivered or as the work progresses. Royalty revenue is recognised on the earlier of the date on which the income is earned and measurable with reasonable certainty or cash is received. Turnover from sales of products is recognised on acceptance by the customer and when the amount of revenue can be measured reliably.

Third party project costs

Third party project costs primarily consist of subcontracted research and development costs and purchased materials incurred on behalf of customers as part of funded projects, together with direct materials costs used in product manufacture.

Profit recognition

Profit on the supply of professional services on cost plus or time and materials contracts is recognised as the work is performed. Profit on fixed-price contracts is recognised on a percentage of completion basis once the contract's ultimate outcome can be foreseen with reasonable certainty. The principal estimation method used by the Group in attributing profit on contracts to a particular accounting period is the preparation of forecasts on a contract by contract basis. These focus on the costs to complete and enable an assessment to be made of the final out-turn of each contract. Consistent contract review procedures are in place in respect of contract forecasting. Losses on completion are recognised in full as soon as they are foreseen.

Segmental information

Segmental information is presented in two formats: the primary format reflects the Group's management structure and markets the Group operates in, whereas the secondary format is based on geography. The principal activities of the Group are managed through three sectors organised according to the distinct markets the Group operates in:

- Defence & Technology which primarily delivers technology solutions and managed services that support the armed forces of the UK;
- Security & Dual Use which primarily delivers security and technology solutions and consultancy to civil and government customers; and
- QinetiQ North America which primarily provides technology to the US Government and US prime-contractors.

Segment results represent the contribution of the different segments to the profit of the Group. Corporate expenses are allocated to the corresponding segments. Unallocated items comprise mainly profit on disposal of surplus assets, one-off restructuring costs and financing costs. Eliminations represent inter-company trading between the different segments.

Segment assets comprise property, plant and equipment, goodwill and other intangible assets, trade and other receivables, inventories and prepayments and accrued income. Unallocated items represent mainly corporate assets, including property, cash and cash equivalents and deferred tax asset balances. Segment liabilities comprise trade and other payables, accruals and deferred income and debt specifically used to finance activities and acquisitions. Unallocated items represent mainly corporate liabilities, including retirement benefit obligations, current and deferred tax liabilities and bank and other borrowings. Segment assets and liabilities represent the situation at the end of the period.

Research and development expenditure

Research and development costs incurred on behalf of a customer as part of a specific project are chargeable to the customer on whose behalf the work is undertaken. The costs and the related income are included in their relevant income statement cost category and turnover respectively.

Internally-funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. Such capitalised costs are written off over the forecast period of sales resulting from the development. All other research and development costs are written off to the income statement in the period in which they are incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only and expensed.

Financing

Financing represents the financial expense on borrowings and the financial income earned on funds invested. Exchange differences on financial assets and liabilities and the results on interest hedging instruments that are recognised in the income statement are also presented in financing.

Taxation

The taxation charge is based on the profit for the period and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred taxation is the tax attributable to the temporary differences that appear when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the consolidated accounts. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using rates enacted or substantively enacted at the balance sheet date. Any change in the tax rates are recognised in the income statement unless related to items directly recognised in equity. Deferred tax liabilities are recognised on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognised on all deductible temporary differences provided that it is probable that future taxable income will be available.

Goodwill

Business combinations since 1 April 2004 are accounted for under the purchase accounting method as required by IFRS 3. All identifiable assets acquired and liabilities and contingent liabilities incurred or assumed are recorded at fair value at the date control is transferred to QinetiQ, irrespective of the extent of any minority interest. The cost of a business combination is measured at the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised is capitalised as goodwill. If the cost of an acquisition is less than the fair value of the net assets acquired, the difference is immediately recognised in the Consolidated Income Statement.

Intangible assets

Acquired intangible assets are valued at acquisition cost and are amortised over their respective useful lives on a straight line basis as follows;

Intellectual property rights	2-15 years
Development costs	Forecast period of sales resulting from development
Other	1-5 years

Intangible assets recognised on acquisition have been valued at the present value of future cash flows expected to be derived from those assets. Internally generated intangible assets are accounted for under the policy for research and development.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Freehold land is not depreciated. Other tangible non-current assets are depreciated on a straight line basis over their useful economic lives to their estimated residual value as follows:

Freehold buildings	20-25 years
Leasehold land and buildings	Over the unexpired term of the lease
Plant & machinery	3-10 years
Fixtures & fittings	5-10 years
Computers	3-5 years
Motor vehicles	3-5 years

Assets under construction are included in property, plant and equipment on the basis of expenditure incurred at the balance sheet date. In the case of assets constructed by the Group, the value includes the cost of own work completed, including directly attributed overheads but excluding interest.

The useful lives and depreciation methods applied to property, plant and equipment are reviewed annually and if they change significantly depreciation charges for current and future periods are adjusted accordingly. If the carrying amount of any asset exceeds its recoverable amount an impairment loss is recognised immediately in the income statement.

Investment property

The Group accounts for investment property using the cost model. Investment property is recorded on balance sheet at book value, that is at cost less any accumulated depreciation and any accumulated impairment losses. The fair value of investment property is reviewed annually by management or expert valuers where appropriate.

Impairment of tangible, intangible and held for sale assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. In addition goodwill is tested for impairment annually irrespective of any indication of impairment. If the carrying amount exceeds the recoverable amount, the respective asset or the assets in the cash-generating unit are written down to their recoverable amounts. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment losses are expensed to the income statement.

Inventories

Inventory and work in progress are stated at the lower of cost and net realisable value. Work in progress and manufactured finished goods are valued at production cost. Production cost includes direct production costs and an appropriate proportion of production overheads. A provision is established when the net realisable value of any inventory item is lower than its cost.

Amounts recoverable on contracts and payments received on account

Amounts recoverable on contracts are included in trade and other receivables and represent turnover recognised in excess of amounts invoiced. Payments received on account are included in trade and other payables and represent amounts invoiced in excess of turnover recognised.

Cash and cash equivalents

Cash and short-term deposits on the balance sheet comprise cash at bank and short-term deposits that are readily convertible into cash.

Current and non-current liabilities

Interest-bearing current and non-current liabilities are stated at amortised cost with any difference between the cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis. Current liabilities include amounts due within a maximum period of one year.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument expires or is sold, terminated or exercised.

Leased assets

Assets held under finance leases are capitalised and included in property, plant and equipment at fair value at the inception of the lease. Assets are then depreciated over the shorter of their useful economic lives or the lease term. Obligations relating to finance leases, net of finance charges arising in future periods, are included under creditors. Rentals payable under operating leases are charged to the income statement evenly over the term of the lease.

Non-current assets held for sale

Where the carrying value of an asset will be recovered principally through a sale transaction rather than continuing use the asset is classified as held for sale. Held for sale assets are held at the lower of net book value and net realisable value. Depreciation is not charged on assets classified as held for sale.

Preference shares

The Group has in issue Redeemable Cumulative Preference Shares of £1 each which carry the right to a fixed cumulative preferential dividend at the rate of 9 per cent. per annum excluding any associated tax credit. The Group shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up. The Group has adopted the transition arrangements under IFRS 1 and applied IAS 32 *Financial Instruments: Disclosure and Presentation* only to the current period by reclassifying the preference shares as a liability and the associated dividend as a component of finance expense. Accordingly the comparative periods continue to show the Preference Shares as part of the Group's capital and reserves and associated dividend within dividends.

Investments in debt and equity securities

Investments held by the Group are classified as either a current asset or as a non-current asset, being available for sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The fair value of financial instruments is their quoted bid price at the balance sheet date where available. Unquoted equity investments are measured using discounted cash flows based upon forecast performance.

Prior to the adoption of IAS 39, current asset investments were held at fair value with gains and losses recorded in the profit and loss account. Fixed asset investments were held at cost.

Derivative financial instruments

The Group primarily uses derivative financial instruments to manage operational exposures to foreign exchange and interest rate risks. The Group does not use derivative financial instruments for speculative purposes. In accordance with IAS 39, derivative financial instruments are initially recognised at cost and, thereafter held at fair value, being the market value for listed instruments or valuation based on models and discounted cash flow calculations for unlisted instruments.

Prior to the adoption of IAS 39, no adjustment was made in respect of the market value of derivative financial instruments unless the instruments were judged to be in excess of current or future hedging requirements.

Hedging—Fair value

Changes in the fair value of fair value hedges of currency risk or the interest price risk are recognised in the income statement. The hedged item is held at fair value with any gain or loss recognised in the income statement.

Hedging—Cash flow

Gains or losses on cash flow hedges that are regarded as highly effective are recognised in equity. The ineffective portion is recognised immediately in the income statement. Where a hedged item results in an asset or in a liability, gains and losses previously recognised in equity are included in the cost of the asset or of the liability. Gains and losses previously recognised in equity are removed and recognised in the income statement at the same time as the hedged transaction.

Hedging—Net investment

The changes in fair value of derivatives used to hedge the net investment in a foreign entity are recognised in equity until the net investment is sold or disposed.

Loan issue costs

Costs associated with the arrangement of bank facilities or the issue of loans are capitalised and netted off against the associated liability presented in the balance sheet. Capitalised issue costs are released over the estimated life of the facility or instrument to which they relate using an effective interest rate method. If it becomes clear that the facility or instrument will be redeemed early, the amortisation of the issue costs will be accelerated.

For the period up to the adoption of IAS 32 and IAS 39 the following policies for derivative financial instruments, interest rate swaps, foreign exchange swaps and forwards and debt instruments, consistent with UK GAAP, were followed for financial instruments:

Derivative financial instruments

The Group primarily uses derivative financial instruments to manage operational exposures to foreign exchange and interest rate risks. The Group does not use derivative financial instruments for speculative purposes.

Interest rate swaps

Interest rate swaps, caps and collars are revalued to fair value for disclosure in the notes to the accounts. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability. Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to overseas net investments, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange swaps and forwards are used to hedge foreign currency trade debtors and creditors, realised gains and losses are recognised in the income statement. Where foreign exchange contracts are used to hedge a committed future transaction, gains and losses are deferred until the transaction occurs.

Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs are charged to the income statement over the life of the instrument.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at period-end rates. Any

resulting exchange differences are taken to the income statement. Gains and losses on designated forward foreign exchange hedging contracts are matched against the foreign exchange movements on the underlying transaction.

Assets and liabilities of overseas subsidiaries and associated undertakings and joint ventures, including any related goodwill, are translated to sterling at the rate of exchange at the balance sheet date. The results and cash flows of overseas subsidiaries and associated undertakings and joint ventures are translated to sterling using the average rates of exchange during the period. Exchange adjustments arising from the re-translation of the opening net investment and the results for the period to the period-end rate are taken directly to equity and reported in the statement of changes in equity.

Post-retirement benefits

The Group provides both defined contribution and defined benefit pension arrangements. The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Valuations are carried out half yearly for the largest plans and on a regular basis for other plans. Actuarial advice is provided by external consultants. For the funded defined benefit plans, the excess or deficit of the fair value of plan assets less the present value of the defined benefit obligation are recognised as an asset or a liability respectively, taking into account any unrecognised actuarial gains or losses and past service cost.

For defined benefit plans, the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost.

The Group does not account for defined benefit post-retirement schemes under the 'corridor' method outlined by IAS 19. The 'corridor' method allows a portion of actuarial gains and losses not to be recognised. Actuarial gains and losses are recognised in full immediately through the statement of changes in equity as permitted under the amendment to IAS 19.

Contributions to defined contribution plans are charged to the income statement as incurred.

Share based payments

The Group operates share based payment arrangements with employees. The fair value of equity settled options for share based payments is determined on grant and expensed straight line over the period from grant to the date of earliest exercise. The fair value of cash settled options for share based payments is determined each period end until exercised or they lapse. The value is expensed straight line over the period from grant to the date of earliest exercise. The fair value of both equity settled and cash settled share options is calculated by a binomial option pricing model.

Critical accounting estimates and judgements in applying accounting policies:

Profit recognition on contracts

Due to the size and nature of many of the Group's contracts, the estimation of total turnover and cost to completion is complex and subject to many variables. The contract accounting principles employed by the Group require the use of judgement to assess risk on contract schedules and technical issues in order to estimate contract turnover and costs.

Research and development expenses

Internally-funded development expenditure is capitalised in the balance sheet where there is a clearly defined project, the expenditures are separately identifiable, the project is technically and commercially feasible, all costs are recoverable by future revenue and the resources exist to complete the project. The decision as to when a project has reached the development stage requires the judgement of management, based upon a set of defined criteria.

Acquired intangibles assets

Intangible assets are required to be valued and recognised, separate from goodwill, upon acquisition of a business by the Group. Such assets are valued at the present value of all cash flows derived from those assets, either by management or external valuation experts. The determination of potential future cash flows and appropriate discount rates requires the use of estimates and judgement.

Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Depreciation of plant, property and equipment

The Group's policy is to depreciate plant, property and equipment over its useful economic life to the estimated residual value of the asset. The estimation of an asset's useful economic life and its residual value are areas that require accounting judgement by management.

Deferred tax assets

Deferred tax assets are recognised on the basis of a detailed assessment of the Group's future taxable profits and this assessment relies on key assumptions regarding future activities.

Post retirement benefit plans

The Group's defined benefit pension obligations, which are assessed each year by qualified actuaries, are based on key assumptions including return on plan assets, discount rates, mortality rates, inflation and future salary and pension increases. These assumptions, individually or collectively, may be different to actual outcomes.

2. Turnover

Turnover and other income is analysed as follows:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Sales of goods	31.4	3.5	33.2
Services	807.5	359.2	424.8
Royalties	15.1	4.5	12.5
Other	1.9	1.8	3.0
Turnover	**855.9**	**369.0**	**473.5**
Property rental income	**13.5**	**6.8**	**7.4**

3. Segmental analysis

Business segments

Year ended 31 March 2005

	Defence & Technology	Security & Dual Use	QinetiQ North America	Eliminations	Consolidated
	£m	£m	£m	£m	£m
Turnover					
External sales	664.9	120.9	70.1	—	855.9
Internal sales	9.9	12.4	—	(22.3)	—
	674.8	133.3	70.1	(22.3)	855.9
Other information					
EBITDA before restructuring costs and share of equity accounted joint ventures and associates and profit on disposal of equity accounted, associate	78.0	19.9	8.9	—	106.8
Share of loss of equity accounted joint ventures and associates	—	(2.5)	—	—	(2.5)
Profit on disposal of equity accounted associate	—	17.1	—	—	17.1
EBITDA before restructuring costs	78.0	34.5	8.9	—	**121.4**
Depreciation of property, plant and equipment	(26.7)	(11.3)	(0.9)	—	(38.9)
Amortisation of intangible assets and impairment of goodwill and current asset investments	(1.8)	(1.6)	(2.5)	—	(5.9)
Total operating profit before restructuring costs	49.5	21.6	5.5	—	**76.6**
Restructuring costs					(25.9)
Group operating profit					**50.7**
Profit on disposal of non-current assets and impairment of asset held for sale					29.1
Financing (net)					(1.8)
Profit before tax					**78.0**
Taxation expense					(5.7)
Profit for the period					**72.3**

6 months ended 30 September 2004 (unaudited)

	Defence & Technology	Security & Dual Use	QinetiQ North America	Eliminations	Consolidated
	£m	£m	£m	£m	£m
Turnover					
External sales	318.8	49.8	0.4	—	369.0
Internal sales	3.8	5.2	0.3	(9.3)	—
	322.6	55.0	0.7	(9.3)	369.0
Other information					
EBITDA before restructuring costs and share of equity accounted joint ventures and associates and profit on disposal of equity accounted, associate	33.9	12.1	0.9	—	46.9
Share of loss of equity accounted joint ventures and associates	—	(1.8)	—	—	(1.8)
Profit on disposal of equity accounted associate	—	17.1	—	—	17.1
EBITDA before restructuring costs	33.9	27.4	0.9	—	**62.2**
Depreciation of property, plant and equipment	(13.7)	(4.6)	(0.1)	—	(18.4)
Amortisation of intangible assets and impairment of goodwill and current asset investments	—	0.6	—	—	0.6
Total operating profit	20.2	23.4	0.8	—	**44.4**
Profit on disposal of non-current assets and impairment of asset held for sale					31.4
Financing (net)					(1.9)
Profit before tax					**73.9**
Taxation expense					(16.1)
Profit for the period					**57.8**

6 months ended 30 September 2005

	Defence & Technology	Security & Dual Use	QinetiQ North America	Eliminations	Consolidated
	£m	£m	£m	£m	£m
Turnover					
External sales	323.9	58.1	91.5	—	473.5
Internal sales	4.1	5.7	—	(9.8)	—
	328.0	63.8	91.5	(9.8)	473.5
Other information					
EBITDA before restructuring costs and share of equity accounted joint ventures and associates	35.5	9.7	11.5	—	56.7
Share of loss of equity accounted joint ventures and associates	—	(0.7)	—	—	(0.7)
EBITDA before restructuring costs	35.5	9.0	11.5	—	**56.0**
Depreciation of property, plant and equipment	(13.2)	(4.4)	(1.1)	—	(18.7)
Amortisation of intangible assets and impairment of goodwill and current asset investments	(0.2)	(1.0)	(2.5)	—	(3.7)
Total operating profit	22.1	3.6	7.9	—	**33.6**
Profit on disposal of non-current assets and asset held for sale					13.9
Financing (net)					(4.6)
Profit before tax					**42.9**
Taxation expense					(7.8)
Profit for the period					**35.1**

Inter segment sales are priced at fair value and treated as an arm's length transaction.

Year ended March 2005

	Defence & Technology	Security & Dual Use	QinetiQ North America	Unallocated	Consolidated
	£m	£m	£m	£m	£m
Assets and liabilities					
Segment assets	543.2	150.2	178.3	120.3	992.0
Total assets	**543.2**	**150.2**	**178.3**	**120.3**	**992.0**
Segment liabilities	(168.9)	(53.2)	(15.4)	(162.1)	(399.6)
Unallocated net debt	—	—	—	(173.3)	(173.3)
Unallocated retirement benefit obligation	—	—	—	(125.0)	(125.0)
Total liabilities	**(168.9)**	**(53.2)**	**(15.4)**	**(460.4)**	**(697.9)**
Net assets	**374.3**	**97.0**	**162.9**	**(340.1)**	**294.1**
Other information					
Capital expenditure*	11.1	4.2	1.4	—	16.7
Impairment losses recognised in income statement or equity	(0.5)	—	—	(2.3)	(2.8)

6 months ended 30 September 2004 (unaudited)

	Defence & Technology	Security & Dual Use	QinetiQ North America	Unallocated	Consolidated
	£m	£m	£m	£m	£m
Assets and liabilities					
Segment assets	526.5	165.1	2.1	114.2	807.9
Investments accounted for using the equity method	—	0.6	—	—	0.6
Total assets	**526.5**	**165.7**	**2.1**	**114.2**	**808.5**
Segment liabilities	(158.7)	(42.0)	(1.0)	(195.0)	(396.7)
Unallocated net debt	—	—	—	(18.8)	(18.8)
Unallocated retirement benefit obligation	—	—	—	(114.3)	(114.3)
Total liabilities	**(158.7)**	**(42.0)**	**(1.0)**	**(328.1)**	**(529.8)**
Net assets	**367.8**	**123.7**	**1.1**	**(213.9)**	**278.7**
Other information					
Capital expenditure*	5.2	0.6	—	—	5.8

6 months ended 30 September 2005

	Defence & Technology	Security & Dual Use	QinetiQ North America	Unallocated	Consolidated
	£m	£m	£m	£m	£m
Assets and liabilities					
Segment assets	461.9	133.8	405.9	201.8	1,203.4
Total assets	**461.9**	**133.8**	**405.9**	**201.8**	**1,203.4**
Segment liabilities	(134.2)	(50.1)	(31.9)	(216.9)	(433.1)
Provision for losses in equity accounted investments	—	(0.9)	—	—	(0.9)
Unallocated net debt	—	—	—	(332.7)	(332.7)
Unallocated retirement benefit obligation	—	—	—	(206.3)	(206.3)
Total liabilities	**(134.2)**	**(51.0)**	**(31.9)**	**(755.9)**	**(973.0)**
Net assets	**327.7**	**82.8**	**374.0**	**(554.1)**	**230.4**
Other information					
Capital expenditure*	11.7	4.2	1.4	—	17.3
Impairment losses recognised in income statement or equity	—	(3.8)	—	—	(3.8)

* Capital expenditure is defined as cash paid for property, plant and equipment additions and purchased intangible assets.

Geographical segments

By destination	Turnover: Year ended 31 March 2005	Turnover: 6 months ended 30 September 2004 (unaudited)	Turnover: 6 months ended 30 September 2005
	£m	£m	£m
United Kingdom	732.5	348.1	349.1
QinetiQ North America	86.9	8.0	100.7
Other	36.5	12.9	23.7
Total	**855.9**	**369.0**	**473.5**

	Gross assets: Year ended 31 March 2005	Gross assets: 6 months ended 30 September 2004 (unaudited)	Gross assets: 6 months ended 30 September 2005	Gross liabilities: Year ended 31 March 2005	Gross liabilities: 6 months ended 30 September 2004 (unaudited)	Gross liabilities: 6 months ended 30 September 2005
	£m	£m	£m	£m	£m	£m
United Kingdom	813.5	806.3	791.8	(682.4)	(528.8)	(936.3)
North America	178.3	2.1	405.9	(15.4)	(1.0)	(31.9)
Other	0.2	0.1	5.7	(0.1)	—	(4.8)
Total	**992.0**	**808.5**	**1,203.4**	**(697.9)**	**(529.8)**	**(973.0)**

	Capital expenditure: Year ended 31 March 2005	Capital expenditure: 6 months ended 30 September 2004 (unaudited)	Capital expenditure: 6 months ended 30 September 2005
	£m	£m	£m
United Kingdom	15.3	5.8	15.9
North America	1.4	—	1.4
Total	**16.7**	**5.8**	**17.3**

4. Profit before tax

The following items have been charged/(credited) in arriving at profit before tax:

	Note	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
		£m	£m	£m
Audit services:				
—Statutory audit		0.5	0.2	0.2
Further assurance services.				
—Compliance services		0.3	0.1	0.1
—Advisory services		0.2	0.1	—
Total auditor's remuneration		1.0	0.4	0.3
Inventories recognised as an expense		14.6	1.4	14.2
Depreciation of property, plant and equipment:				
—Owned assets		37.9	18.3	18.2
—Under finance lease		1.0	0.1	0.5
Research and development expenditure:				
—Customer-funded		493.6	229.1	244.2
—Company-funded		9.0	3.2	8.9
Amortisation of intangible assets and impairment of goodwill and current asset investments:				
—Goodwill impairment	12	0.5	—	—
—Intangible asset amortisation	13	4.4	0.7	3.7
—Negative goodwill	14	(1.3)	(1.3)	—
—Current asset investment impairment		2.3	—	—
		5.9	(0.6)	3.7

The Group has incurred £2.5 million for services from its auditor related to the Global Offer and Admission. This amount has not been charged in arriving at the profit for the period to 30 September 2005 and will be deducted from the proceeds of the Global Offer.

5. Restructuring costs

The following restructuring costs were recognised in the income statement:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Restructuring costs	**25.9**	—	—

In the year to 31 March 2005, restructuring costs result from the restructuring of the UK business into two market facing sectors and the consequent release of approximately 260 staff from the business. The restructuring cost resulted in a tax credit of £7.8m with nil cash flow in the year.

6. Profit on disposal of non-current assets and impairment of asset held for sale

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Profit on disposal of non-current assets and impairment of asset held for sale	**29.1**	**31.4**	**13.9**

On 30 September 2005, the Group sold the Fort Halstead freehold site for cash proceeds of £40.0m, resulting in a profit on disposal of £14.0m after disposal costs of £2.0m. Other fixed asset disposals in the

six months to 30 September 2005 generated net cash proceeds of £12.6m and a related gain on disposal of £3.7m.

At 30 September 2005, certain surplus property has been presented as held for sale. An impairment loss of £3.8m has been recognised in respect of this property.

On 21 June 2004, the Group sold the Pyestock North freehold site for £47.9m net of costs, resulting in a profit on disposal of £30.7m. The cash consideration was £54.0m and disposal costs and associated works totalled £6.1m of which £4.4m had been spent by year end. There was an £8.7m tax charge in respect of this disposal. Other fixed asset disposals in the year to 31 March 2005 generated net cash proceeds of £2.7m and a related loss on disposal of £1.6m (6 months to 30 September 2004: £0.7m profit).

7. Finance income and costs

		Year ended 31 March 2005		6 months ended 30 September 2004 (unaudited)		6 months ended 30 September 2005
		£m		£m		£m
Receivable on bank deposits		3.6		2.6		1.2
Finance lease income		2.6		1.3		1.2
Release of discount on MOD indemnity		1.9		1.1		1.1
Finance income		**8.1**		**5.0**		**3.5**
Amortisation of recapitalisation fee		(4.5)		(4.3)		(1.5)
Payable on bank loans and overdrafts	(4.1)		(1.3)		(4.4)	
Payable on Aquila/Chertsey loan note	(1.1)		(1.1)			
Other loan interest	(0.2)		(0.2)		(0.1)	
Preference share interest	—		—		(2.1)	
Interest payable		(5.4)		(2.6)		(6.6)
Finance expense		**(9.9)**		**(6.9)**		**(8.1)**
Net finance costs		**(1.8)**		**(1.9)**		**(4.6)**

8. Taxation expense

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
(a) Analysis of charge			
UK corporation tax at 30 per cent	—	—	—
Overseas corporation tax	1.0	1.8	4.4
Overseas corporation tax in respect of previous periods	(0.1)	—	—
Total corporation tax	**0.9**	**1.8**	**4.4**
Overseas withholding tax	1.3	0.4	0.5
Overseas withholding tax in respect of previous periods	—	—	(0.9)
Deferred tax	3.5	13.9	3.8
Taxation expense	**5.7**	**16.1**	**7.8**
(b) Factors affecting the tax charge in year			
The principal factors reducing the Group's current year tax charge below the UK statutory rate are explained below:			
Profit before tax	78.0	73.9	42.8
Tax on ordinary activities at 30 per cent	23.4	22.2	12.8
Effect of:			
Expenses not deductible for tax purposes, tax relief and non-taxable items arising on consolidation	(19.0)	(6.5)	(5.9)
Unprovided tax losses of overseas subsidiaries	—	—	0.2
Overseas withholding tax	1.3	0.4	0.5
Overseas withholding tax in respect of previous periods	—	—	(0.9)
Effect of different tax rates in overseas jurisdictions	—	—	1.1
Taxation expense	**5.7**	**16.1**	**7.8**

(c) Factors affecting future tax charges

It is anticipated that the Group will continue to benefit from a low effective tax rate in future years. Research and development relief in the UK will continue to be a major contributory factor in reducing the future tax charge.

9. Dividends

During the six months to 30 September 2005, the Group has not declared or paid equity dividends (year to 31 March 2005: £nil and 6 months to 30 September 2004: £nil). As discussed in note 1 the accounting treatment under IAS 32 *Financial Instruments: Disclosure and Presentation* requires preferences share dividends to be classified as a finance expense. The Group has adopted this policy with effect from 1 April 2005 and accordingly the preference share dividend is now reflected in note 7 "Finance income and costs". In the year to 31 March 2005 the dividend payable to preference shareholders was £5.2m (6 months to 30 September 2004: £3.6m).

In the year to 31 March 2005, there was a preference share dividend payment of £8.9m, of which £1.6m related to the income statement charge for that year and £7.3m related to the year ended 31 March 2004. All of the remaining dividends payable, amounting to £11.1m at 31 March 2005, were charged to the Statement of Changes in Equity and transferred to accrued dividend interest in the balance sheet as there were sufficient distributable reserves for their payment. This resulted in a total charge to the Statement of Changes in Equity of £16.3m in the year to 31 March 2005. Accrued dividend interest at 31 March 2005 amounted to £7.4m.

10. Analysis of employee costs

The largest component of operating expenses is employee costs. At 30 September 2005 the Group employed 11,394 people (Defence & Technology: 6,795; Security & Dual Use: 1,701; QinetiQ North

America: 2,537 and Corporate: 361). The average number of persons employed by the Group including Directors analysed by business segment, was:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	Number	Number	Number
Defence & Technology	6,931	6,429	6,871
Security & Dual Use	1,806	1,675	1,657
QinetiQ North America	1,320	22	1,604
Corporate	349	744	376
	10,406	**8,870**	**10,508**

The aggregate payroll costs of these persons were as follows:

	£m	£m	£m
Wages and salaries	315.8	137.3	185.7
Social security costs	28.3	13.3	16.8
Other pension costs	50.7	23.1	26.6
Aggregate payroll costs before restructuring costs	394.8	173.7	229.1
Restructuring costs (note 5)	25.9	—	—
	420.7	**173.7**	**229.1**

11. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted earnings per share, the weighed average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares arising from share options granted. Adjusted earnings per share figures presented below reflect the Directors' estimate of the impact of non-recurring and other items on basic earnings per share.

Year ended 31 March 2005

	Earnings £m	Weighted average number of shares million	Earnings per share pence
Profit for the period	72.3	13.5	
Net profit attributable to preference shareholders	(5.2)	—	
Basic	67.1	13.5	**497.0**
Effect of dilutive securities—options	—	0.3	
Diluted	67.1	13.8	**486.2**

Adjusted earnings per share

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	67.1	13.5	497.0
Restructuring costs	25.9	—	
Profit on disposal on non-current assets and interest in equity accounted associate and impairment of asset held for sale	(46.2)	—	
Amortisation of intangible assets	5.9	—	
Tax impact of items above	1.0	—	
Brought forward tax losses utilised	(4.7)		—
Adjusted	49.0	13.5	**362.9**

6 months ended 30 September 2004 (unaudited)

	Earnings £m	Weighted average number of shares million	Per share amount pence
Profit for the period	57.8	13.5	
Net profit attributable to preference shareholders	(3.6)	—	
Basic	54.2	13.5	**401.5**
Effect of dilutive securities—options	—	0.3	
Diluted	54.2	13.8	**392.8**

Adjusted earnings per share

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	54.2	13.5	401.5
Profit on disposal on non-current assets and interest in equity accounted associate and impairment of asset held for sale	(48.5)	—	
Amortisation of intangible assets	(0.6)	—	
Tax impact of items above	9.4	—	
Adjusted	14.5	13.5	**107.4**

6 months ended 30 September 2005

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	35.1	13.5	**260.0**
Effect of dilutive securities—options	—	0.3	
Diluted	35.1	13.8	**254.3**

Adjusted earnings per share

	Earnings £m	Weighted average number of shares million	Per share amount pence
Basic	35.1	13.5	260.0
Profit on disposal on non-current assets and impairment of asset held for sale	(13.9)	—	
Amortisation of intangible assets and impairment of current asset investments	3.7	—	
Adjusted	24.9	13.5	**184.4**

12. Goodwill

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Cost			
At 1 April	0.5	0.5	132.0
Acquisitions (note 14)	135.1	5.5	152.5
Foreign exchange	(3.6)	—	15.2
At 31 March or 30 September	**132.0**	**6.0**	**299.7**
Amortisation and impairment			
At 1 April	—	—	0.5
Impairment losses for the period	0.5	—	—
At 31 March or 30 September	**0.5**	**—**	**0.5**
Net book value at 31 March or 30 September	**131.5**	**6.0**	**299.2**

13. Intangible assets

Year ended March 2005	Intellectual property	Development costs	Other intangible assets	Total
	£m	£m	£m	£m
Cost				
At 1 April 2004	—	0.5	—	**0.5**
Additions—Internally developed	—	1.8	—	**1.8**
Additions—Purchased	—	—	0.7	**0.7**
Additions—Recognised on acquisitions (note 14)	34.4	—	5.5	**39.9**
Foreign exchange	(1.2)	—	—	**(1.2)**
At 31 March 2005	**33.2**	**2.3**	**6.2**	**41.7**
Amortisation and impairment				
At 1 April 2004	—	—	—	**—**
Amortisation charge for the year	2.0	—	2.4	**4.4**
At 31 March 2005	**2.0**	**—**	**2.4**	**4.4**
Net book value at 31 March 2005	**31.2**	**2.3**	**3.8**	**37.3**

6 months ended 30 Sept 2004 (unaudited)	Intellectual property	Development costs	Other intangible assets	Total
	£m	£m	£m	£m
Cost				
At 1 April 2004	—	0.5	—	**0.5**
Additions—Purchased	—	—	0.6	**0.6**
Additions—Recognised on acquisitions (note 14)	1.1	—	4.5	**5.6**
At 30 September 2004	**1.1**	**0.5**	**5.1**	**6.7**
Amortisation and impairment				
At 1 April 2004	—	—	—	—
Amortisation charge for the period	**—**	**—**	**0.7**	**0.7**
At 30 September 2004	**—**	**—**	**0.7**	**0.7**
Net book value at 30 September 2004	**1.1**	**0.5**	**4.4**	**6.0**

6 months ended 30 Sept 2005	Intellectual property	Development costs	Other intangible assets	Total
	£m	£m	£m	£m
Cost				
At 1 April 2005	33.2	2.3	6.2	**41.7**
Additions—Purchased	—	—	0.6	**0.6**
Additions—Recognised on acquisitions (note 14)	44.0	—	3.2	**47.2**
Foreign exchange	3.3	—	0.2	**3.5**
At 30 September 2005	**80.5**	**2.3**	**10.2**	**93.0**
Amortisation and impairment				
At 1 April 2005	2.0	—	2.4	**4.4**
Amortisation charge for the period	2.0	—	1.7	**3.7**
Foreign exchange	0.1	—	—	**0.1**
At 30 September 2005	**4.1**		**4.1**	**8.2**
Net book value at 30 September 2005	**76.4**	**2.3**	**6.1**	**84.8**

14. Business combinations

Since 1 April 2004, the Group has made four acquisitions in North America and several further acquisitions in the UK and continental Europe. The four acquisitions in North America were Westar Aerospace and Defense Inc (Westar), Foster Miller Inc (Foster Miller), Planning Systems Inc (Planning Systems) and Apogen Technologies Inc (Apogen).

If the acquisitions of Apogen Technologies Inc, Planning Systems Inc and Verhaert Design and Development NV had been completed at 1 April 2005, Group turnover for the six month period ended 30 September 2005 would have been £538.5m and Group profit before tax would have been £47.2m.

Summary profit and loss accounts for Westar, Foster Miller, Planning Systems and Apogen prior to acquisition are shown below. These results are extracted from the audited financial statements for the relevant periods, which were prepared under US GAAP. The results have been converted into Sterling at the exchange rates ruling at that time and have not been adjusted to IFRS.

Westar

	Year from 1 January 2002 to 31 December 2002	Year from 1 January 2003 to 31 December 2003	Period from 1 January 2004 to 8 October 2004
	£m	£m	£m
Income statement			
Revenue	38.3	42.3	65.2
Income from operations	0.7	2.4	8.1
Profit before taxation	0.7	2.3	8.0
Taxation expense	(0.3)	(1.0)	(3.0)
Profit after tax	0.4	1.3	5.0

Foster Miller

	Year from 1 August 2002 to 31 July 2003	Year from 1 August 2003 to 31 July 2004	Period from 1 August 2004 to 4 November 2004
	£m	£m	£m
Income statement			
Revenue	56.4	64.7	18.6
Income from operations	7.0	10.7	2.2
Profit before taxation	6.7	10.1	2.2
Taxation expense	(2.9)	(4.6)	(0.9)
Profit after tax	3.8	5.5	1.3

Planning Systems

	Period 1 August 2003 to 31 December 2003	Year from 1 January 2004 to 31 December 2004	Period from 1 January 2005 to 1 September 2005
	£m	£m	£m
Income statement			
Revenue	10.0	24.3	19.7
Income from operations	0.5	1.1	0.9
Profit before taxation	0.5	1.2	0.8
Taxation expense	—	—	(0.1)
Profit after tax	0.5	1.2	0.7

Apogen

	Year from 1 January 2003 to 31 December 2003	Year from 1 January 2004 to 31 December 2004	Period from 1 January 2005 to 8 September 2005
	£m	£m	£m
Income statement			
Revenue	36.3	109.0	68.7
Income from operations	1.3	9.6	7.3
Profit before taxation	0.6	7.7	5.5
Taxation expense	(0.2)	(3.2)	(2.5)
Profit after tax	0.4	4.5	3.0

US acquisitions

Year to 31 March 2005

On 8 October 2004, the Group acquired the whole of the share capital of Westar for an initial consideration, before acquisition costs, of £75.4m ($136.5m), including £3.0m ($5.5m) for Westar's cash and surplus working capital. In the six months ended 30 September 2005, provision has been made for additional consideration of £5.1m ($9.0m), which is payable dependent on the profits of Westar for the year ended 31 December 2005, which had not previously been recognised due to uncertainty as to attainment of the underlying performance targets.

On 5 November 2004, the Group acquired the whole of the share capital of Foster Miller for an initial consideration, before acquisition costs, of £104.0m ($191.4m), including £10.5m ($19.3m) for Foster Miller's cash and surplus working capital.

6 months to 30 September 2005

On 2 September 2005, the Group acquired the whole of the share capital of Planning Systems for an initial cash consideration, before acquisition costs, of £24.5m ($44.8m), including £3.4m ($6.3m) for Planning Systems' cash and surplus working capital. No provision has been made for additional consideration of up

to £2.7m ($5.0m) which is payable dependent on the performance of the company for the years ended 31 December 2005 and 2006 due to uncertainty of the underlying performance target.

On 9 September 2005, the Group acquired the whole of the share capital of Apogen Technologies Inc for a cash consideration, before acquisition costs, of £131.5m ($240.6m) and assumed debt of £29.2m ($53.5m). This included £2.8m ($3.6m) for Apogen's cash and surplus working capital.

Set out below are the preliminary allocations of purchase consideration, assets and liabilities of the North America acquisitions made in each period and the provisional adjustments required to the book values of the assets and liabilities of the businesses acquired in order to present the net assets of these businesses at fair values and in accordance with Group accounting principles. The amounts are provisional until completion accounts and subsequent adjustments in the various sale agreements have been finalised with the vendors.

12 months to 31 March 2005

		Westar			Foster Miller		
	Note	Book value	Fair value adjustment	Fair value at acquisition	Book value	Fair value adjustment	Fair value at acquisition
		£m	£m	£m	£m	£m	
Intangible assets		7.9	(5.8)	2.1	—	32.2	32.2
Property, plant and equipment		1.0	—	1.0	3.3	—	3.3
Trade and other receivables		25.4	—	25.4	21.3	—	21.3
Trade and other payables		(19.9)	—	(19.9)	(10.6)	—	(10.6)
Cash and cash equivalents		3.5	—	3.5	8.2	—	8.2
Provisions for liabilities and charges		—		—	(0.2)	—	(0.2)
Deferred taxation	28	—	(0.8)	(0.8)	3.3	(12.9)	(9.6)
Net assets acquired		17.9	(6.6)	11.3	25.3	19.3	44.6
Goodwill				65.2			60.5
				76.5			**105.1**
Consideration satisfied by:							
Cash				71.5			98.3
Deferred consideration				3.9			5.7
Total consideration				**75.4**			**104.0**
Related costs of acquisition				1.1			1.1
				76.5			**105.1**

The Westar fair value adjustment of £6.6m relates to the reversal of goodwill of £7.9m recognised on a previous acquisition made by Westar, the recognition of acquired intangible assets of £2.1m and the recognition of a deferred tax liability of £0.8m in relation to the acquired intangible assets. From the date of acquisition to 31 March 2005, Westar contributed turnover of £43.5m and operating profit of £5.8m.

The Foster Miller fair value adjustment of £19.3m relates to the recognition of acquired intangible assets of £32.2m and the recognition of a deferred tax liability of £12.9m in relation to the acquired intangible assets. From the date of acquisition to 31 March 2005, Foster Miller contributed turnover of £25.8m and operating profit of £3.4m.

6 months to 30 September 2005

	Note	Apogen Book value	Apogen Fair value adjustment	Apogen Fair value at acquisition	Planning Systems Book value	Planning Systems Fair value adjustment	Planning Systems Fair value at acquisition
		£m	£m	£m	£m	£m	£m
Intangible assets		61.6	(22.7)	38.9	1.4	4.5	5.9
Property, plant and equipment		0.9	[illegible]	0.9	0.5	—	0.5
Investments		—	—	—	1.0	(1.0)	—
Trade and other receivables		21.8	—	21.8	4.6	(0.1)	4.5
Inventories		—	—	—	0.1	—	0.1
Trade and other payables		(15.4)	—	(15.4)	(3.2)	—	(3.2)
Cash and cash equivalents		2.8	—	2.8	3.4	—	3.4
Debt and other borrowings		(29.2)	—	(29.2)	—	—	—
Deferred taxation	28	(0.8)	(14.3)	(15.1)	—	(1.8)	(1.8)
Net assets acquired		41.7	(37.0)	4.7	7.8	1.6	9.4
Goodwill				127.5			15.4
				132.2			**24.8**
Consideration satisfied by:							
Cash				**131.5**			**24.5**
Total consideration				131.5			24.5
Related costs of acquisition				0.7			0.3
				132.2			**24.8**

The Apogen fair value adjustment of £37.0m relates to the reversal of goodwill of £61.6m recognised on previous acquisitions made by Apogen, the recognition of acquired intangible assets of £38.9m and the recognition of a deferred tax liability of £14.3m in relation to the acquired intangible assets. From the date of acquisition 30 September 2005 Apogen has contributed turnover of £5.0m and operating profit of £0.4m.

The Planning Systems fair value adjustment of £1.6m relates to a change in control incentive payment of £1.0m in a subsidiary, a sundry debtor adjustment of £0.1m, the recognition of £4.5m of acquired intangible assets and the recognition of a deferred tax liability of £1.8m in relation to the acquired intangible assets. From the date of acquisition to 30 September 2005 Planning Systems has contributed turnover of £1.7m and an operating loss of £0.2m.

The amounts are provisional until completion accounts and subsequent adjustments in the various sale agreements have been finalised with the vendors.

Update to preliminary fair values of acquisitions made in the year ended 31 March 2005

In relation to the acquisitions of Westar and Foster Miller in 2004 the following adjustments have been made to the preliminary fair values of consideration due to the likely satisfaction of the performance criteria in the 12 months ended 31 December 2005 associated with the contingent consideration payable on acquisition:

Update 6 months to 30 September 2005

	Westar Fair value as previously stated	Westar Fair value adjustment	Westar Fair value as restated
	£m	£m	£m
Net assets acquired	11.3	—	11.3
Goodwill	65.2	5.1	70.3
	76.5	**5.1**	**81.6**
Consideration satisfied by:			
Cash	71.5	3.9	75.4
Deferred consideration	3.9	(3.9)	—
Contingent consideration	—	5.1	5.1
Total consideration	**75.4**	**5.1**	**80.5**
Related costs of acquisition	1.1	—	1.1
	76.5	**5.1**	**81.6**

Update 6 months to 30 September 2005

	Foster Miller		
	Fair value as previously stated	**Fair value adjustment**	**Fair value as restated**
	£m	**£m**	**£m**
Net assets acquired	44.6	(0.9)	43.7
Goodwill	60.5	0.9	61.4
	105.1	**—**	**105.1**
Consideration satisfied by:			
Cash	98.3	5.2	103.5
Deferred consideration	5.7	(5.2)	0.5
Total consideration	**104.0**	**—**	**104.0**
Related costs of acquisition	1.1	—	1.1
	105.1	**—**	**105.1**

Other acquisitions

Year to 31 March 2005

On 5 August 2004, the Group acquired HVR Group Limited for a consideration, before acquisition costs, of £13.6m. The provisional fair value of net assets at this date was £4.4m, resulting in goodwill on acquisition of £9.4m, after £0.2m of acquisition costs. Included in the acquisition cost is £3.9m of deferred consideration settled through the issue of loan notes which are redeemable from six months after issue until 31 July 2009. The deferred consideration was recognised in the second half of the year to 31 March 2005 once the underlying performance criteria had been satisfied.

On 1 September 2004, the Group took control of Aurix Limited, with the transfer of shares to QinetiQ from its joint venture partner for nil consideration. This resulted in QinetiQ owning an 80.1 per cent. economic interest in the share capital and 100 per cent. of the voting rights. Negative goodwill of £1.3m, which was recognised immediately in the income statement, and a minority interest of £0.3m were recorded on completion.

On 20 September 2004, the Group purchased the remaining 55 per cent. that it did not previously own of ASAP Calibration Services Limited, making this a wholly-owned subsidiary. The consideration of £1.0m was in line with the fair value of net assets acquired.

6 months to 30 September 2005

On 1 September 2005, the Group acquired 90 per cent. of the share capital of Verhaert Design and Development NV. (Verhaert) for an initial cash consideration, before acquisition costs, of £3.9m (€5.6m), including £0.2m (€0.3m) for Verhaert's cash and surplus working capital. Included in the acquisition cost is £1.6m (€2.3m) of deferred consideration, which is payable dependent on the performance of the company for the years ending 31 December 2005 and 2006. From the date of acquisition to 30 September 2005 Verhaert has contributed turnover of £0.6m and an operating profit of £0.1m.

The Group acquired the business and certain assets of Broadreach Networks Limited through its 100 per cent. owned subsidiary QinetiQ Rail Limited, for £0.3m on 20 September 2005.

Set out below are the preliminary allocations of purchase consideration, assets and liabilities of the other acquisitions made in each period and the provisional adjustments required to the book values of the assets and liabilities of the businesses acquired in order to present the net assets of these businesses at fair value and in accordance with Group accounting principles.

		12 months to 31 March 2005			6 months to 30 September 2004		
	Note	Book value	Adjustments	Fair value at acquisition	Book value	Adjustments	Fair value at acquisition
		£m	£m	£m	£m	£m	£m
Intangible assets		1.6	4.0	5.6	1.6	4.0	5.6
Property, plant and equipment		0.8	—	0.8	0.8	—	0.8
Trade and other receivables		3.0	—	3.0	3.0	—	3.0
Trade and other payables		(3.9)	—	(3.9)	(3.9)	—	(3.9)
Cash and cash equivalents		3.4	—	3.4	3.4	—	3.4
Loans		(0.5)	—	(0.5)	(0.5)	—	(0.5)
Defined benefit pension scheme net liabilities	42	—	(0.4)	(0.4)	—	(0.4)	(0.4)
Deferred taxation	28	—	(1.6)	(1.6)	—	(1.6)	(1.6)
Net assets acquired		**4.4**	**2.0**	**6.4**	**4.4**	**2.0**	**6.4**
Minority interest				0.3			0.3
Negative goodwill recognised in income statement				(1.3)			(1.3)
Goodwill				9.4			5.5
				14.8			**10.9**
Consideration satisfied by:							
Cash				9.8			9.8
Loan notes				0.9			0.9
Deferred consideration				3.9			—
Total consideration				**14.6**			**10.7**
Related costs of acquisition				0.2			0.2
				14.8			**10.9**

		6 months to 30 September 2005		
	Note	Book value	Adjustments	Fair value at acquisition
		£m	£m	£m
Intangible assets		0.4	2.0	2.4
Property, plant and equipment		0.5	—	0.5
Trade and other receivables		3.1	—	3.1
Trade and other payables		(3.3)	—	(3.3)
Cash and cash equivalents		0.2	—	0.2
Deferred taxation		—	(0.8)	(0.8)
Net assets acquired		**0.9**	**1.2**	**2.1**
Minority interest				0.1
Goodwill				3.6
				5.8
Consideration satisfied by:				
Cash				4.2
Deferred contingent consideration				1.6
Total consideration				**5.8**
Related costs of acquisition				—
				5.8

The fair value adjustments in the year ended 31 March 2005 relate to the elimination of QinetiQ developed intellectual property rights of £1.6m held by Aurix Limited, the recognition of acquired intangible assets of £5.6m and an associated deferred tax liability of £1.6m. Additionally an accounting policy adjustment was made to recognise Aurix Limited's pension liability of £0.4m in accordance with Group accounting policy.

In the six months ended 30 September 2005 the Verhaert fair value adjustment of £1.2m relates to the recognition of acquired intangible assets at £2.0m and the recognition of a deferred tax liability of £0.8m in relation to the acquired intangible assets.

Update 6 months to 30 September 2005

	Other UK acquisitions		
	Fair value as previously stated	Fair value adjustment	Fair value as restated
	£m	£m	£m
Net assets acquired	6.4	—	6.4
Minority interest	0.3	—	0.3
Goodwill	8.1	—	8.1
	14.8	—	**14.8**
Consideration satisfied by:			
Cash	9.8	0.2	10.0
Loan notes	0.9	3.7	4.6
Deferred consideration	3.9	(3.9)	—
Total consideration	**14.6**	—	**14.6**
Related costs of acquisition	0.2	—	0.2
	14.8	—	**14.8**

15. Property, plant and equipment

Year ended March 2005

	Land and buildings	Plant, machinery and vehicles	Computers and office equipment	Assets under construction	Total
	£m	£m	£m	£m	£m
Cost					
At 1 April	355.4	67.5	12.5	9.3	444.7
Additions	0.7	1.5	8.7	10.9	21.8
Acquisitions	1.3	1.4	2.2	0.2	5.1
Disposals	(17.7)	(8.8)	(6.1)	(0.9)	(33.5)
Transfers***	1.3	5.6	2.3	(9.2)	—
At 31 March	**341.0**	**67.2**	**19.6**	**10.3**	**438.1**
Depreciation					
At 1 April	12.8	22.5	6.3	—	41.6
Charge for the year	12.1	20.8	6.0	—	38.9
Disposals	—	(4.2)	(6.1)	—	(10.3)
At 31 March	**24.9**	**39.1**	**6.2**	—	**70.2**
Net book value at 31 March 2005	**316.1**	**28.1**	**13.4**	**10.3**	**367.9**

6 months ended 30 Sept 2004 (unaudited)

	Land and buildings	Plant, machinery and vehicles	Computers and office equipment	Assets under construction	Total
	£m	£m	£m	£m	£m
Cost					
At 1 April	355.4	67.5	12.5	9.3	444.7
Additions	1.1	0.2	3.8	4.6	9.7
Acquisitions	0.3	0.2	0.3	—	0.8
Disposals	(17.6)	(1.3)	(2.4)	(0.7)	(22.0)
Transfers***	0.2	1.6	1.4	(3.2)	—
At 31 March	**339.4**	**68.2**	**15.6**	**10.0**	**433.2**
Depreciation					
At 1 April	12.8	22.5	6.3	—	41.6
Charge for the period	5.9	9.6	2.9	—	18.4
Disposals	—	(0.6)	(2.3)	—	(2.9)
At 31 March	**18.7**	**31.5**	**6.9**	**—**	**57.1**
Net book value at 30 September 2004	**320.7**	**36.7**	**8.7**	**10.0**	**376.1**

6 months ended 30 Sept 2005

	Land and buildings	Plant, machinery and vehicles	Computers and office equipment	Assets under construction	Total
	£m	£m	£m	£m	£m
Cost					
At 1 April 2005	341.0	67.2	19.6	10.3	438.1
Additions	0.2	1.9	1.3	13.6	17.0
Acquisitions	—	0.8	1.1	—	1.9
Disposals	(7.6)	(1.1)	(0.5)	—	(9.2)
Transfer to disposal group*	(22.2)	—	—	—	(22.2)
Transfer to inventory**	—	—	—	(1.2)	(1.2)
Other transfers***	(0.2)	4.6	0.8	(5.2)	—
Foreign exchange	0.1	—	0.2	0.1	0.4
At 30 September 2005	**311.3**	**73.4**	**22.5**	**17.6**	**424.8**
Depreciation					
At 1 April 2005	24.9	39.1	6.2	—	70.2
Charge for the period	6.1	9.2	3.4	—	18.7
Disposals	(2.1)	(0.6)	(0.4)	—	(3.1)
Transfer to disposal group*	(1.7)	—	—	—	(1.7)
Other transfers***	—	0.1	(0.1)	—	—
At 30 September 2005	**27.2**	**47.8**	**9.1**	**—**	**84.1**
Net book value at 30 September 2005	**284.1**	**25.6**	**13.4**	**17.6**	**340.7**

* At 30 September 2005 certain property has been presented as held for sale and transferred to a disposal group (see note 24).

** At 30 September 2005 certain assets included within assets under construction were reclassified and transferred to inventory.

*** Other transfers of property, plant and equipment relate to assets constructed by the Group. These are initially recorded within assets under construction and, on commencement of use, transferred to the relevant asset category.

Assets held under finance leases, capitalised and included in computers and equipment, have:

— a cost of £5.2m (31 March 2005: £5.2m, 30 September 2004: £2.7m);

— aggregate depreciation of £1.9m (31 March 2005: £1.0m, 30 September 2004: £0.1m); and

— a net book value of £3.3m (31 March 2005: £4.2m, 30 September 2004: £2.6m).

Under the terms of certain agreements with the MOD, certain restrictions have been placed on freehold land and buildings, and certain plant and machinery related to them. These restrictions are detailed in note 39 "Relationship with related parties".

16. Investment property

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Cost and net book value			
Brought forward	6.6	6.6	6.6
Disposals	—	—	(0.8)
Carried forward	**6.6**	**6.6**	**5.8**

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
The following amounts have been credited/(charged) in arriving at Group operating profit:			
Rental income from investment property	0.5	1.0	0.5
Direct operating expenses arising on investment property generating rental income	(0.3)	(0.6)	(0.3)

17. Financial assets

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Net investment in finance lease	15.6	15.8	15.3
Derivative financial instruments	—	—	2.9
Total non-current financial asset	**15.6**	**15.8**	**18.2**
Total current financial assets—Net investment in finance lease	3.0	3.0	3.0
Total financial assets	**18.6**	**18.8**	**21.2**

18. Non-Current asset investments

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Available for sale investments	0.5	0.5	—

At 31 March 2005 and 30 September 2005 the Group held a 10.8 per cent. interest in Sciemus Limited which was acquired on 14 September 2004. The net book value of the investment was written down to nil in the six month period ended 30 September 2005 due to the uncertainty of future cash flows.

19. Equity accounted investments

Year ended March 2005

	100% Associates	Group share of Associates	Group share of Joint Ventures	Group share Total
	£m	£m	£m	£m
Non-current assets	0.2	0.1	—	0.1
Current assets	3.0	1.4	—	1.4
	3.2	1.5	—	1.5
Current liabilities	(3.2)	(1.5)	—	(1.5)
Non-current liabilities		—	—	—
	(3.2)	(1.5)	—	(1.5)
Net assets	—	—	—	—
Turnover	**5.8**	**2.1**	**0.9**	**3.0**
Cost of sales			(0.2)	
Operating expenses			(1.1)	
Finance costs			(0.1)	
Loss before tax			(0.5)	
Tax			0.1	
Loss	**(5.8)**	**(2.1)**	**(0.4)**	**(2.5)**

6 months ended 30 September 2004 (unaudited)

	100% Associates	Group share of Associates	Group share Joint Ventures	Group share Total
	£m	£m	£m	£m
Non-current assets	—	—	—	
Current assets	0.9	0.5	1.2	1.7
		0.5	1.2	1.7
Current liabilities	(0.2)	(0.1)	(1.2)	(1.3)
Non-current liabilities	—	—	—	—
	(0.2)	(0.1)	(1.2)	(1.3)
Net assets	**0.7**	**0.4**	—	**0.4**
Turnover	**3.1**	**1.4**	**0.9**	**2.3**
Cost of sales			(0.2)	
Operating expenses			(1.3)	
Finance costs			—	
Loss before tax			(0.6)	
Tax			—	
Loss	**(3.2)**	**(1.2)**	**(0.6)**	**(1.8)**

6 months ended 30 September 2005

	100% Associates	Group share of Associates	Group share of Joint Ventures	Group share Total
		£m	£m	£m
Non-current assets	0.3	0.1	—	0.1
Current assets	2.5	1.0	—	1.0
	2.8	1.1	—	1.1
Current liabilities	(4.8)	(2.0)	—	(2.0)
Non-current liabilities	—	—	—	—
	(4.8)	(2.0)	—	(2.0)
Net assets	**(2.0)**	**(0.9)**	**—**	**(0.9)**
Turnover	**1.1**	**0.6**	**—**	**0.6**
Cost of sales			—	
Operating expenses			—	
Finance costs			—	
Loss before tax			—	
Tax			—	
Loss	**(2.3)**	**(0.7)**	**—**	**(0.7)**

Details of the Group's principal associates are set out in note 47.

On 4 August 2004, the Group sold its 42.7 per cent. interest in pSiMedica Limited to pSivida Limited for £16.7m. The consideration was settled by £1.7m in cash and £15.0m by way of the issue of new pSivida Limited shares, representing 16.3 per cent. of its issued share capital. The Group recorded a profit on disposal of £17.1m. The shares are held as current asset investments (see note 23).

The unrecognised share of losses of associates at 30 September 2005 was nil (31 March 2005: nil, 30 September 2004: nil).

During the year to 31 March 2005, Holographic Imaging LLC ceased operations. Holographic Imaging LLC was accounted for as a joint venture by the Group.

20. Inventories

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Raw materials	12.3	1.3	13.2
Work in progress	5.5	1.0	7.9
	17.8	**2.3**	**21.1**

21. Trade and other receivables

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Trade debtors	219.1	125.8	136.1
Amounts recoverable under contracts	89.6	81.7	116.1
Other debtors	52.1	53.8	10.4
Prepayments	10.8	21.7	25.9
	371.6	**283.0**	**288.5**

Included within amounts recoverable under contracts is £26.7m (31 March 2005: £23.5m, 30 September 2004: £25.4m) due after one year, and within other debtors is an amount of £nil due after one year (2004: £45.8m).

Trade debtors include a provision for doubtful debts of £3.2m (31 March 2005: £3.2m, 30 September 2004: £5.4m).

22. Cash and cash equivalents

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Cash	**12.3**	**93.8**	**78.5**

At 30 September 2005 £9.9m (31 March 2005: £8.8m, 30 September 2004: £6.9m) of cash is held by the Group's captive insurance subsidiary. The amount is included above but can only be used for insurance purposes.

23. Current asset investments

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Listed investments	**12.8**	**15.0**	**13.2**

At 30 September 2005, the Group held 35.7 million shares in pSivida Limited (31 March 2005: 35.7 million, 30 September 2004: 35.7 million), a company listed on the Australian Stock Exchange. The investment is held at fair value using the closing share price at 30 September 2005 of A$0.87 per share (31 March 2005: A$0.88, 30 September 2004: A$1.02).

During the period, a gain of £0.4m on available-for-sale financial assets has been recognised directly in reserves.

24. Non-current assets identified as held for sale

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Assets held for sale	**—**	**—**	**16.7**

At 30 September 2005 certain property has been presented as held for sale. An impairment loss of £3.8m has been recognised and is included within profit on disposal of non-current assets and disposal groups.

25. Trade and other payables—current

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Payments received on account	103.1	79.8	61.3
Trade creditors	20.1	27.5	33.5
Tax and social security	40.0	36.7	40.3
Other creditors	25.5	2.8	23.4
Accruals and deferred income	120.6	101.9	118.4
	309.3	**248.7**	**276.9**

26. Other payables—non-current

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Other creditors	**1.7**	**0.4**	**4.8**

27. Provisions for liabilities and charges

Year ended 31 March 2005

	Reorganisation	Other	Total
	£m	£m	£m
At 1 April 2004	7.6	13.6	21.2
Acquired in year	—	0.2	0.2
Utilised in year	(5.7)	(3.1)	(8.8)
Released in year	(0.6)	(3.2)	(3.8)
Created in year	30.9	4.6	35.5
At 31 March 2005	**32.2**	**12.1**	**44.3**
Current liability	32.2	1.3	33.5
Non-current liability	—	10.8	10.8
At 31 March 2005	**32.2**	**12.1**	**44.3**

6 months to 30 September 2004 (unaudited)

	Reorganisation	Other	Total
	£m	£m	£m
At 1 April 2004	7.6	13.6	21.2
Utilised in period	(3.9)	(2.3)	(6.2)
Released in period	(0.1)	(0.3)	(0.4)
Created in period	6.2	3.1	9.3
At 30 September 2004	**9.8**	**14.1**	**23.9**
Current liability	9.8	2.8	12.6
Non-current liability	—	11.3	11.3
At 30 September 2004	**9.8**	**14.1**	**23.9**

6 months to 30 September 2005

	Reorganisation	Other	Total
	£m	£m	£m
At 1 April 2005	32.2	12.1	44.3
Utilised in period	(25.9)	(0.7)	(26.6)
Released in period	(0.3)	—	(0.3)
Transferred to other liabilities	—	(2.6)	(2.6)
Created in period	4.2	5.4	9.6
At 30 September 2005	**10.2**	**14.2**	**24.4**
Current liability	10.0	0.5	10.5
Non-current liability	0.2	13.7	13.9
At 30 September 2005	**10.2**	**14.2**	**24.4**

Reorganisation provisions relate to current year and prior year restructuring of the Group. The Directors expect the majority of cash flows related to the remaining reorganisation provisions at 30 September 2005 to be within the second half of 2006. Other provisions are comprised of legal, environmental, statutory and other liabilities. The Directors expect the majority of cash flows related to the remaining provisions at 30 September 2005 to be within the second half of 2006.

28. Deferred tax

The Group has recognised deferred tax on all temporary differences. Deferred tax assets and liabilities are only offset where there is a legally enforceable right to offset and there is an intention to settle the balances net.

Movements on the deferred tax assets and liabilities are shown below:

Year ended 31 March 2005

Deferred tax asset

	Pension liability	Other	Total
	£m	£m	£m
At 1 April 2004	30.2	4.3	34.5
Acquisitions	—	1.7	1.7
Credit in respect of tax on additional payment to pension scheme	(2.7)	—	(2.7)
Created	21.3	0.1	21.4
Gross deferred tax asset at 31 March 2005	**48.8**	**6.1**	**54.9**
Less asset available for offset			(39.8)
Net deferred tax asset at 31 March 2005			**15.1**

£18.6m of the deferred tax asset created in the year relating to the pension liability was created in equity. The £2.7m credit in respect of tax on additional payment to pension scheme was recognised in equity.

Deferred tax liability

	Accelerated tax depreciation and amortisation	Total
	£m	£m
At 1 April 2004	(29.8)	(29.8)
Acquisitions	(13.8)	(13.8)
Released in year	1.6	1.6
Created	(7.9)	(7.9)
Gross deferred tax liability at 31 March 2005	**(49.9)**	**(49.9)**
Less liability available for offset		39.8
Net deferred tax liability at 31 March 2005		**(10.1)**

6 months to 30 September 2004 (unaudited)

Deferred tax asset

	Pension liability	Other	Total
	£m	£m	£m
At 1 April 2004	30.2	4.3	34.5
Released	—	(0.7)	(0.7)
Created	1.3	—	1.3
Gross deferred tax asset at 30 September 2004	**31.5**	**3.6**	**35.1**
Less asset available for offset			(35.1)
Net deferred tax asset at 30 September 2004			—

£1.1m of the deferred tax asset created in the year relating to the pension liability was created in equity.

At 30 September 2004 there was an unprovided deferred tax asset of £13.5m relating to the FRS 17 pension deficit.

Deferred tax liability

	Accelerated tax depreciation and amortisation	Total
	£m	£m
At 1 April 2004	(29.8)	(29.8)
Acquisitions	(1.6)	(1.6)
Released in year	0.2	0.2
Transferred to other tax liabilities	2.0	2.0
Created	(13.6)	(13.6)
Gross deferred tax liability at 30 September 2004	**(42.8)**	**(42.8)**
Less asset available for offset		35.1
Net deferred tax liability at 30 September 2004		**(7.7)**

6 months to 30 September 2005

Deferred tax asset

	Pension liability	Other	Total
	£m	£m	£m
At 1 April 2005	48.8	6.1	54.9
Credit in respect of tax on additional payment to pension scheme	(3.0)	—	(3.0)
Released	—	(1.0)	(1.0)
Created	27.8	0.3	28.1
Gross deferred tax asset at 30 September 2005	**73.6**	**5.4**	**79.0**
Less asset available for offset			(45.3)
Net deferred tax asset at 30 September 2005			**33.7**

£24.8m of the deferred tax asset created in the year relating to the pension liability was created in equity.

Deferred tax liability

	Accelerated tax depreciation and amortisation	Hedging	Total
	£m	£m	£m
At 1 April 2005	(49.9)	—	(49.9)
Acquisitions	(17.7)	—	(17.7)
Released in year	0.8	—	0.8
Transferred to other tax liabilities	(1.2)	—	(1.2)
Created	(3.9)	(0.7)	(4.6)
Gross deferred tax liability at 30 September 2005	**(71.9)**	**(0.7)**	**(72.6)**
Less asset available for offset			45.3
Net deferred tax liability at 30 September 2005			**(27.3)**

Deferred tax movements on hedging have been recognised in equity.

29. Financial liabilities—current

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Bank loan	—	15.0	—
Aquila/Chertsey loan note	45.9	45.9	2.5
Other loan notes	—	—	4.6
Deferred financing costs	(0.3)	(0.4)	(0.1)
Finance lease creditor	1.6	1.0	4.8
Preference shares and accrued interest	—	—	46.9
Other bank borrowings	7.3	—	—
	54.5	**61.5**	**58.7**

Further analysis of the terms and maturity dates for financial liabilities are set out in note 31.

Rights attaching to the Redeemable Cumulative Preference Shares of £1 each

The Redeemable Cumulative Preference Shares carry the right to a fixed cumulative preferential dividend at the rate of 9 per cent. per annum, excluding any associated tax credit. The preference dividend shall not be paid, but shall accrue until redemption of the shares. The right to the preference dividend has priority over the rights of the holders of any other class of shares to any dividend or other distribution of income. The preference dividend accrues from day-to-day and compounds annually on 31 March.

In the event of a return of capital on liquidation of the Company or otherwise, the assets available for distribution among the shareholders shall be applied, after repayment of the Special Rights Redeemable Share, firstly to repay the accrued preference dividends and secondly to repay the amount paid for the Redeemable Cumulative Preference Shares on issue. Except as provided above the Redeemable Cumulative Preference Shares carry no rights to any further participation in the profits or assets of the Company. The Company shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up of the Company.

The Company may, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, redeem some or all of the shares at any time. In the event of only some of the shares being redeemed the redemption shall (unless the Company, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares notifies each Preference Shareholder to the contrary) take place pro rata, as nearly as possible, to each shareholder's holding. On redemption the Company shall pay a cash sum in respect of each redeemed share equal to the nominal amount of the share, plus any premium paid on issue, plus the preference dividend accrued to the date of redemption.

The holders of the Redeemable Cumulative Preference Shares are not entitled to receive notice of, nor to attend, speak or vote at, general meetings of the Company, by virtue of their holdings of Redeemable Cumulative Preference Shares, unless the Company is in default over payment on redemption or payments of dividends, or if the facilities under the Group's multicurrency revolving bank facility become or remain repayable prior to their specified maturity or have been subject to a demand for repayment.

The Redeemable Cumulative Preference Shares were redeemed by the Company on 4 January 2006.

30. Financial liabilities—non-current

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Bank loan	150.8	71.8	354.1
Deferred financing costs	(1.2)	(1.2)	(0.6)
	149.6	70.6	353.5
Loan notes	0.9	0.9	2.9
Derivative financial instruments	—	—	0.5
Finance lease creditor	2.5	1.8	16.8
	153.0	**73.3**	**373.7**

Further analysis of the terms and maturity dates for financial liabilities are set out in note 31.

31. Financial instruments

Treasury policies

The QinetiQ Group Treasury Department operates within a framework of policies and procedures approved by the Audit Committee, which include strict controls on the use of financial instruments in managing the Group's risk. The Audit Committee receives regular reports on the activities of the Treasury Department. The Group does not undertake any speculative trading activity in financial instruments. The Treasury Department is responsible for treasury strategy, funding requirements, cash management, banking relationships, the management of financial risk including interest rate, currency exposures and covenant compliance, and other treasury issues throughout the Group. All treasury interfaces with banks and third parties are governed by dealing mandates, facility letters and other agreements.

The disclosures below exclude short-term debtors and creditors and deferred tax, except for the analysis of net currency exposure.

(a) Fair values of financial instruments at 31 March 2005

All financial assets and liabilities, with the exception of derivative financial instruments at 31 March 2005 and 30 September 2004, have a fair value identical to book value at 30 September 2005, 31 March 2005 and 30 September 2004.

Following adoption of IAS32 and IAS39 in the six months ended 30 September 2005, the Group has recognised derivative financial instruments at their fair values in the financial statements. Prior to adoption of IAS32 and IAS39, derivative financial instruments were not recognised until expiry or sale.

Derivative financial instruments

	Book value			Fair value		
	At 31 March 2005	At 30 September 2004 (unaudited)	At 30 September 2005	At 31 March 2005	At 30 September 2004 (unaudited)	At 30 September 2005
	£m	£m	£m	£m	£m	£m
Interest rate swaps and similar instruments	—	—	2.9	1.9	—	2.9
Forward currency contracts	—	—	(0.5)	(0.1)	(0.2)	(0.5)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cashflows at prevailing interest rates, except for unlisted fixed asset investments which are given a fair value equal to book value.

(b) Interest rate risk

After taking into account the various interest rate swaps and forward foreign exchange contracts entered into by the Group, the currency and interest rate profile of the group's financial assets and liabilities is shown below:

31 March 2005

Financial assets

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	18.6	10.7	0.5	29.8
US dollar	—	0.9	—	0.9
Other	—	0.7	12.8	13.5
	18.6	**12.3**	**13.3**	**44.2**

Financial liabilities

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	(4.1)	(6.7)	(45.9)	(56.7)
US dollar	(121.7)	(29.1)	—	(150.8)
	(125.8)	**(35.8)**	**(45.9)**	**(207.5)**

	Financial assets	Financial liabilities	Total
	£m	£m	£m
Of which:			
Cash and cash equivalents	12.3	—	12.3
Bank borrowings, loans and loan notes	—	(203.4)	(203.4)
Finance leases	18.6	(4.1)	14.5
Investments	13.3	—	13.3
	44.2	**(207.5)**	**(163.3)**

30 September 2004 (unaudited)

Financial assets

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	18.8	16.5	0.5	35.8
US dollar	—	77.3	—	77.3
Other	—	—	14.8	14.8
	18.8	**93.8**	**15.3**	**127.9**

Financial liabilities

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	(2.8)	(14.3)	(45.9)	(63.0)
US dollar	—	(71.8)	—	(71.8)
	(2.8)	**(86.1)**	**(45.9)**	**(134.8)**

	Financial assets	Financial liabilities	Total
	£m	£m	£m
Of which:			
Cash and cash equivalents	93.8	—	93.8
Bank loans and loan notes	—	(132.0)	(132.0)
Finance leases	18.8	(2.8)	16.0
Investments	15.3	—	15.3
	127.9	**(134.8)**	**(6.9)**

30 September 2005

Financial assets

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	18.3	65.5	2.9	86.7
US dollar	—	11.4	—	11.4
Other	—	1.6	13.2	14.8
	18.3	**78.5**	**16.1**	**112.9**

Financial liabilities

	Fixed or capped	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling	(71.4)	(3.9)	(3.0)	(78.3)
US dollar	(249.9)	(99.4)	—	(349.3)
Other	—	(4.8)	—	(4.8)
	(321.3)	**(108.1)**	**(3.0)**	**(432.4)**

	Financial assets	Financial liabilities	Total
	£m	£m	£m
Of which:			
Cash and cash equivalents	78.5	—	78.5
Preference shares and accrued interest	—	(46.9)	(46.9)
Bank loans and loan notes	—	(363.4)	(363.4)
Finance leases	18.3	(21.6)	(3.3)
Investments	13.2	—	13.2
Derivative financial instruments	2.9	(0.5)	2.4
	112.9	**(432.4)**	**(319.5)**

For the fixed rate financial liabilities, the average interest rates and the average period for which the rates are fixed are:

	Weighted average interest rate per cent. 31 March 2005	Weighted average years to maturity 31 March 2005	Weighted average interest rate per cent. 30 September 2004 (unaudited)	Weighted average years to maturity 30 September 2004 (unaudited)	Weighted average interest rate per cent. 30 September 2005	Weighted average years to maturity 30 September 2005
Sterling	6.7%	2.3	6.7%	6.4	9.8%	3.1
US dollar	4.4%	3.7	—	—	4.3%	3.2
	4.5%	**3.6**	**6.7%**	**6.4**	**5.6%**	**3.2**

Interest rate risk management

A significant portion of the Group's debt is floating rate debt and, therefore, is exposed to movements in interest rates. At 30 September 2005, the Group had entered into swaps to convert 71 per cent. (31 March 2005: 86 per cent., 30 September 2004: 0 per cent.) of the bank debt to fixed or capped rates.

(c) Currency risk

The table below shows the Group's currency exposures, being exposures on currency transactions that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas entities.

	Net foreign currency monetary assets				
Functional currency of the operating company	US dollar	Euro	Australian dollar	Other	Total
	£m	£m	£m	£m	£m
31 March 2005—Sterling	**2.0**	**3.9**	**5.3**	**0.4**	**11.6**
30 September 2005—Sterling	**(0.5)**	**(0.5)**	**—**	**(0.1)**	**(1.1)**

The amounts shown in the table take into account the effect of the forward contracts entered into to manage these currency exposures.

September 2004 figures are not provided in respect of currency risk as the majority of the Group's monetary assets and liabilities were substantially denominated in the functional currency of the operating unit involved.

Foreign exchange risk management

During the half year ended 30 September 2005, the majority of the Group's income and expenditure was settled in the functional currency of the relevant Group entity, principally Sterling or US dollar. The most significant currencies to which the Group is exposed are the US dollar and Euro. The Audit Committee has approved policies dealing with transaction exposures (typically being trading cash flows which impact the profit and loss account) and translation exposure (the investment in, and underlying assets and liabilities of, overseas subsidiaries). The Group's policy is to hedge all material transaction exposure at the point of commitment to the underlying transaction. The Group does not typically hedge uncommitted future transactions, although transaction risks are fully considered and appropriately mitigated when bidding for new work. The Group does not currently hedge income statement translation exposure.

(d) Maturity of financial liabilities

At 31 March 2005

	Bank borrowings and loan notes	Finance leases	Total
	£m	£m	£m
Due in one year or less	52.9	1.6	54.5
Due in more than one year but not more than two years	—	2.2	2.2
Due in more than two years but not more than five years	150.5	0.3	150.8
	203.4	**4.1**	**207.5**

At 30 September 2004 (unaudited)

	Bank borrowings and loan notes	Finance leases	Total
	£m	£m	£m
Due in one year or less	60.5	1.0	61.5
Due in more than one year but not more than two years	—	1.3	1.3
Due in more than two years but not more than five years	71.5	0.5	72.0
	132.0	**2.8**	**134.8**

At 30 September 2005

	Preference shares	Bank borrowings and loan notes	Finance leases and derivative financial instruments	Total
	£m	£m	£m	£m
Due in one year or less	46.9	7.0	4.8	58.7
Due in more than one year but not more than two years	—	—	2.4	2.4
Due in more than two years but not more than five years	—	356.4	7.3	363.7
Due in more than five years	—	—	7.6	7.6
	46.9	**363.4**	**22.1**	**432.4**

(e) **Borrowing facilities**

At 30 September 2005, the following committed facilities were available to the Group:

	Interest rate	Total	Drawn	Undrawn
	%	£m	£m	£m
Multicurrency revolving facility	LIBOR plus 0.375%	500.0	354.1	145.9
HVR loan notes	Base minus 1.0%	4.6	4.6	—
Aquila/Chertsey loan note	Interest free	2.5	2.5	—
Damega Corporation loan note	7.5%	2.9	2.9	—
US dollar revolving facility	Prime minus 0.5%	7.4	—	7.4
US dollar revolving facility	LIBOR plus 1.5%	1.4	—	1.4
US dollar revolving facility		1.4	—	1.4
Committed facilities September 2005		**520.2**	**364.1**	**156.1**
Committed facilities March 2005		356.3	197.6	158.7
Committed facilities September 2004		346.8	133.6	213.2

Loans drawn under the £500m multicurrency revolving facility are repayable within twelve months, but have been classified as due in more than two years as the relevant committed facilities are available until 19 August 2010. The loans bear interest at a variable margin over LIBOR of between 0.35 per cent. and 0.725 per cent. dependent on the ratio of EBITDA to Net Debt and the level of utilisation.

The HVR loan notes were issued in connection with the acquisition of HVR Group Limited. They are repayable on request of the holders, but no later than 31 July 2009 and they bear interest at a discount to Lloyds TSB Base Rate.

A subsidiary company, QinetiQ Limited, has issued the "Aquila/Chertsey Loan Note" to the MOD. The original capital sum of £60m is repayable only from the net proceeds of the sale of certain identified assets. As at 30 September 2005 £57.5m had been repaid to the MOD.

Credit risk management

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risks on financial instruments such as liquid assets, derivative assets and trade receivables. Credit risk is managed by investing liquid assets and acquiring derivatives with high credit quality financial institutions in accordance with the Group's Treasury Management Guidelines. The Group is not exposed to concentrations of credit risk on its liquid assets as these are spread over several financial institutions. Trade receivables are subject to credit limits, control and approval procedures in all the Group. The nature of the Group's operations leads to concentrations of credit risk on its trade receivables. The majority of the Group's credit risk is with the UK and US Governments.

32. Reconciliation of net cash flow to movement in net debt

	Year ended 31 March 2005		6 months ended 30 September 2004 (unaudited)		6 months ended 30 September 2005	
	£m	£m	£m	£m	£m	£m
Increase/(decrease) in cash in the year		(142.3)		(60.8)		66.2
New loans and overdrafts	(158.1)		(71.8)		(354.1)	
New loan notes	(0.9)		(0.9)		(6.8)	
Bank loan repayments	116.6		101.6		163.1	
Loan note repayments	—		—		43.6	
		(42.4)		28.9		(154.2)
Capital element of finance lease payments		0.7		—		0.8
Capital element of finance lease receipts		(3.0)		(1.5)		(1.6)
Change in net debt resulting from cash flows		**(187.0)**		**(33.4)**		**(88.8)**
Addition of deferred financing costs		1.7		1.7		0.7
Amortisation of deferred financing costs		(4.5)		(4.4)		(1.5)
Foreign exchange movements				—		(5.0)
Preference share and associated interest		—		—		(46.9)
Finance lease receivables		2.6		1.3		1.3
Finance lease payables		(4.8)		(2.8)		(18.3)
Adoption of IAS 32 and IAS 39		—		—		1.8
Movement on derivatives		—		—		0.6
Net debt at the start of the year		15.4		15.4		(176.6)
Net debt at the end of the year		**(176.6)**		**(22.2)**		**(332.7)**

33. Analysis of net debt

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Bank and cash	12.3	93.8	78.5
Due within one year			
Bank borrowings	(7.3)	(15.0)	—
Recapitalisation fee	0.3	0.4	0.1
Aquila/Chertsey loan note	(45.9)	(45.9)	(2.5)
Other loan notes	—	—	(4.6)
Finance lease creditor	(1.6)	(1.0)	(4.8)
Finance lease debtor	3.0	3.0	3.0
Preference shares	—	—	(46.9)
	(39.2)	**35.3**	**22.8**
Due after one year			
Bank Loan	(150.8)	(71.8)	(354.1)
Recapitalisation fee	1.2	1.2	0.6
Finance lease creditor	(2.5)	(1.8)	(16.8)
Finance lease debtor	15.6	15.8	15.3
Loan notes	(0.9)	(0.9)	(2.9)
Derivative financial assets	—	—	2.9
Derivative financial liabilities	—	—	(0.5)
	(137.4)	**(57.5)**	**(355.5)**
Total net debt	**(176.6)**	**(22.2)**	**(332.7)**

34. Finance leases

Group as a lessor

The minimum lease receivables under finance leases fall as follows:

	Minimum lease payments			Present value of minimum lease payments		
	31 March 2005	30 September 2004 (unaudited)	30 September 2005	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m	£m	£m	£m
Amounts payable under finance leases						
Within one year	3.0	3.0	3.0	3.0	3.0	3.0
In the second to fifth years inclusive	12.0	12.0	12.0	8.9	8.9	8.9
Greater than five years	18.0	19.7	16.4	6.7	6.9	6.4
	33.0	**34.7**	**31.4**			
Less unearned finance income	(14.4)	(15.9)	(13.1)			
Present value of minimum lease payments	**18.6**	**18.8**	**18.3**	**18.6**	**18.8**	**18.3**
Classified as follows:						
Financial asset—current				3.0	3.0	3.0
Financial asset—non-current				15.6	15.8	15.3
				18.6	**18.8**	**18.3**

The Group leases out certain buildings under finance leases over a 12 year term expiring in 2015.

Group as a lessee

The minimum lease payments under finance leases fall due as follows:

	Minimum lease payments			Present value of minimum lease payments		
	31 March 2005	30 September 2004 (unaudited)	30 September 2005	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m	£m	£m	£m
Amounts payable under finance leases						
Within one year	1.6	1.0	4.8	1.6	1.0	4.8
In the second to fifth years inclusive	2.6	2.1	13.4	2.5	1.8	9.2
Greater than five years	—	—	14.1	—	—	7.6
	4.2	**3.1**	**32.3**			
Less future finance charges	(0.1)	(0.3)	(10.7)			
Present value of minimum lease payments	**4.1**	**2.8**	**21.6**	**4.1**	**2.8**	**21.6**
Classified as follows:						
Financial liability—current				1.6	1.0	4.8
Financial liability—non-current				2.5	1.8	16.8
				4.1	**2.8**	**21.6**

The Group utilises certain buildings and computer equipment under finance leases. Average lease terms are typically between two and ten years (31 March 2005: 2 years, 30 September 2004: 3 years).

35. Share capital

Authorised share capital at 31 March 2005, 30 September 2004 and 30 September 2005:

	£	Number
Authorised share capital:		
Attributable to equity interests:		
Convertible A Ordinary Shares of 1 penny each	115,534	11,553,367
Convertible B Ordinary Shares of 1 penny each	9,667	966,733
Convertible C Ordinary Shares of £1 each	450,489	450,489
D Ordinary Shares of £1 each	555,000	555,000
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	3,752,686
	1,631,217	17,741,275
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	112,500,000	112,500,000
First Deferred Shares of 1 penny each	115,534	11,553,367
Second Deferred Shares of £1 each	450,489	450,489
Special Rights Redeemable Share of £1	1	1
	113,066,024	124,503,857
Total authorised share capital	**114,697,241**	**142,245,132**

Shares allotted, called up and fully paid:

Year ended 31 March 2005

	1 April 2004	Issued in period*	Redeemed in Period**	31 March 2005	Number
	£	£	£	£	
Attributable to equity interests:					
Convertible A Ordinary Shares of 1 penny each	77,010	—	—	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	5,833	—	—	5,833	583,333
Convertible C Ordinary Shares of £1 each	448,335	1,800	—	450,135	450,135
D Ordinary Shares of £1 each	527,250	10,000	—	537,250	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	—	—	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	—	—	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	—	—	37,527	3,752,686
	1,558,955	11,800	—	1,570,755	13,487,385
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	—	(75,000,000)	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	—	—	1	1
	112,500,001	—	(75,000,000)	37,500,001	37,500,001
Total called up share capital	**114,058,956**	**11,800**	**(75,000,000)**	**39,070,756**	**50,987,386**

* 1,800 £1 C Ordinary Shares were issued on 8 June 2004 at £4.90 per share resulting in a share premium of £7,020.

* 10,000 £1 D Ordinary Shares were issued on 30 November 2004 at £4.90 per share, resulting in a share premium of £39,000.

** 75,000,000 £1 Redeemable Cumulative shares were redeemed on 14 June 2004 at par. Interest of £8,898,468 payable on these shares was also paid on that date.

Six months ended 30 September 2004 (unaudited)

	1 April 2004	Issued in period*	Redeemed in period**	30 Sept 2004	Number
	£	£	£	£	
Attributable to equity interests:					
Convertible A Ordinary Shares of 1 penny each	77,010	—	—	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	5,833	—	—	5,833	583,333
Convertible C Ordinary Shares of £1 each	448,335	1,800	—	450,135	450,135
D Ordinary Shares of £1 each	527,250	—	—	527,250	527,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	—	—	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	—	—	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	—	—	37,527	3,752,686
	1,558,955	1,800	—	1,560,755	13,477,385
Attributable to non-equity interests:					
Redeemable Cumulative Preference Shares of £1 each	112,500,000	—	(75,000,000)	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	—	—	1	1
	112,500,001	—	(75,000,000)	37,500,001	37,500,001
Total called up share capital	**114,058,956**	**1,800**	**(75,000,000)**	**39,060,756**	**50,977,386**

* 1,800 £1 C Ordinary Shares were issued on 8 June 2004 at £4.90 per share resulting in a share premium of £7,020.

** 75,000,000 £1 Redeemable Cumulative shares were redeemed on 14 June 2004 at par. Interest of £8,898,468 payable on these shares was also paid on that date.

Six months ended 30 September 2005

	1 April 2005 and 30 Sept 2005	Number
	£	
Attributable to equity interests:		
Convertible A Ordinary Shares of 1 penny each	77,010	7,700,981
Convertible B Ordinary Shares of 1 penny each	5,833	583,333
Convertible C Ordinary Shares of £1 each	450,135	450,135
D Ordinary Shares of £1 each	537,250	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	425,960	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37,040	37,040
Convertible Preferred Shares of 1 penny each	37,527	3,752,686
	1,570,755	13,487,385
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	37,500,000	37,500,000
Special Rights Redeemable Share of £1	1	1
	37,500,001	37,500,001
Total called up share capital	**39,070,756**	**50,987,386**

As discussed in note 1 the accounting treatment under IAS 32 *Financial Instruments: Disclosure and Presentation* requires the preference shares to be classified as a liability. The Group has adopted IAS 32

with effect from 1 April 2005 and accordingly the preference shares are now classified within financial liabilities (see note 29).

Except as noted below, all shares rank pari passu in all respects.

Rights attaching to the Convertible Preferred Shares of 1 penny each

The Convertible Preferred Shares, until conversion, have the right to participate in any ordinary dividend declared and paid by the Company. Each Convertible Preferred Share in issue shall entitle the holder to the same dividend declared and paid by the Company on each Convertible A Ordinary Share.

In the event of a sale, listing or winding up each, Convertible Preferred Share shall convert by, way of reclassification into 1 Convertible A Ordinary Share.

The holders of the Convertible Preference Shares shall not be entitled to receive notice of, attend, speak or vote at, any general meeting of the Company.

Rights attaching to the Ordinary Shares and the Special Rights Redeemable Share

Except as noted below the Convertible A Ordinary Shares of 1 penny each, the Convertible B Ordinary Shares of 1 penny each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each, the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each (together "the Ordinary Shares") shall rank *pari passu* in all respects.

No dividend shall be declared or paid by the Company on the Ordinary Shares unless the Cumulative Redeemable Preference Shares have been redeemed in full.

On a return of capital on a liquidation, the Special Rights Redeemable Share will be repaid the amount paid on issue in priority to all other shares. The Special Rights Redeemable Share has no other right to share in the capital or profits of the Company.

Only the holders of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company. The holder of the Special Rights Redeemable Share is entitled to receive notice of any general meeting and any class meeting and may attend and speak, but not vote, at such meetings.

In the event of a sale, a listing or a winding up of the Company, the Articles provide for certain of the Convertible A Ordinary Shares of 1 penny each, the Convertible B Ordinary Shares of 1 penny each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each and the Convertible C Ordinary Shares of £1 each to be converted into First Deferred Shares of 1 penny each or Second Deferred Shares of £1 each. The effect of this conversion will be to increase the return to the holders of the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each. The number of shares converted pursuant to this performance ratchet will be dependant on the meeting of certain investment performance criteria.

Rights attaching to the First Deferred Shares and the Second Deferred Shares (together "the Deferred Shares")

Holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

On a return of capital on liquidation the holders of the Deferred Shares shall be entitled to receive a distribution of 1 penny per share after £10,000,000 has been distributed on each of the Ordinary Shares, the Convertible Preferred Shares and the Redeemable Cumulative Preference Shares. Holders of the Deferred Shares are not entitled to any other participation in the profits or assets of the Company.

Immediately prior to a sale, a listing or a winding up of the Company, the Company shall redeem for cash for an aggregate amount of £1 (split pro rata between the holders of the Deferred Shares with a minimum payment of 1 penny to each holder) in total all the Deferred Shares.

Transfer restrictions

General restriction—a transferor may only transfer all or a proportion of shares of any one class held to a transferee if, at the same time, all or the same proportion of other classes of shares held are also transferred to the same transferee.

Convertible A Ordinary Shares and Convertible B Ordinary Shares may be transferred: (i) freely, unless the holders of 75 per cent. of the total of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares agree otherwise; or (ii) on or after a Listing; or (iii) in acceptance of an offer which would reduce the Carlyle shareholding below 50 per cent. ("tag-along rights"); or (iv) when required to comply with a compulsory purchase notice issued by a transferee following the acquisition of more than 50 per cent. of the Convertible A Ordinary Shares owned by the MOD or Carlyle at 28 February 2003 ("bring-along rights"); or (v) to any permitted transferee.

Convertible Non-Voting A Ordinary Shares and Convertible Non-Voting B Ordinary Shares may not be transferred except with the written consent of the Board; or to a replacement trustee of the QinetiQ Employees' Share Ownership Plan Trust; or on and after a listing; or in accordance with the tag-along rights or bring-along rights described above.

Convertible C Ordinary Shares and D Ordinary Shares may not be transferred except with the written consent of the Board; or on or after listing; or in accordance with the tag-along rights or bring-along rights described above; or by compulsory transfer after the holder ceases to be an employee or Director or consultant of the Company or any of its subsidiary undertakings.

Convertible Preferred Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares are transferred by the holder.

Redeemable Cumulative Preference Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares, Convertible B Ordinary Shares, Convertible Non-Voting A Ordinary Shares and/or Convertible Non-Voting B Ordinary Shares are transferred by the holder.

The Deferred Shares may not be transferred.

The Special Rights Redeemable Share may only be transferred to the Crown or as it directs.

Other rights attaching to the Special Rights Redeemable Share ("Special Share")

The nature of the work performed by the Company is of strategic interest to the defence of the United Kingdom. The Secretary of State for Defence, acting through the MOD, retains ownership of the Special Share. The Special Share confers certain rights on the holder:

(a) to require the Group to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

(b) to refer matters to the Board or the Compliance Committee for its consideration in relation to the application of the Compliance Principles:

(c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

  (i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom; or

  (ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

(d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interest of the United Kingdom;

(e) to demand a poll at any of the Groups meetings (even though it has no voting rights except those given to it as a Special Shareholder).

The Special Shareholder has an option to purchase Strategic Assets of the Group in certain circumstances. The Special Shareholder has, *inter alia*, the right to purchase any Strategic Assets which the Group wishes to sell. Strategic Assets are normally testing and research facilities (see note 39).

The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). At any time the Special Shareholder may require QinetiQ to redeem the Special Share at par. If QinetiQ is wound up the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before

other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits QinetiQ.

The Special Shareholder must give consent to a general meeting held on short notice

36. Changes in equity

	Issued share capital	Share premium	Preference shares	Capital redemption reserve	Hedge reserve	Retained earnings	Translation reserve	Total	Minority interest	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April 2004	1.5	11.4	112.5	—	—	182.6	—	308.0	(1.0)	307.0
Exchange loss	—	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Equity shares issued	0.1	—	—	—	—	—	—	0.1	—	0.1
Profit	—	—	—	—	—	73.9	—	73.9	(1.6)	72.3
Preference share dividends	—	—	—	—	—	(16.3)	—	(16.3)	—	(16.3)
Preference shares redeemed in year	—	—	(75.0)	1.9	—	(1.9)	—	(75.0)	—	(75.0)
Minority interest arising on acquisition	—	—	—	—	—	—	—	—	(0.2)	(0.2)
Gain arising on the refinancing of joint ventures and associates	—	—	—	—	—	0.6	—	0.6	—	0.6
Actuarial loss recognised in the defined benefit pension schemes	—	—	—	—	—	(9.9)	—	(9.9)	—	(9.9)
Deferred tax asset on pension deficit	—	—	—	—	—	15.9	—	15.9	—	15.9
At 31 March 2005	1.6	11.4	37.5	1.9	—	244.5	—	296.9	(2.8)	294.1
Adoption of IAS 32 & IAS 39	—	—	(37.5)	—	1.3	—	—	(36.2)	—	(36.2)
At 1 April 2005 restated	1.6	11.4	—	1.9	1.3	244.5	—	260.7	(2.8)	257.9
Exchange gain	—	—	—	—	—	0.6	0.6	1.2	—	1.2
Profit	—	—	—	—	—	35.9	—	35.9	(0.8)	35.1
Gain on available for sale financial assets	—	—	—	—	—	0.4	—	0.4	—	0.4
Increase in fair value of hedging derivatives	—	—	—	—	0.6	—	—	0.6	—	0.6
Deferred tax on hedging derivatives	—	—	—	—	(0.2)	—	—	(0.2)	—	(0.2)
Minority interest arising on acquisition	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Actuarial loss recognised in the defined benefit pension schemes	—	—	—	—	—	(89.3)	—	(89.3)	—	(89.3)
Deferred tax asset on pension deficit	—	—	—	—	—	24.8	—	24.8	—	24.8
At 30 September 2005	1.6	11.4	—	1.9	1.7	216.9	0.6	234.1	(3.7)	230.4

	Issued share capital	Share premium	Preference shares	Capital redemption reserve	Hedging reserve	Retained earnings	Translation reserve	Total	Minority interest	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April 2004	1.5	11.4	112.5	—	—	182.6	—	308.0	(1.0)	307.0
Exchange gain	—	—	—	—	—	0.1	—	0.1	—	0.1
Profit	—	—	—	—	—	58.6	—	58.6	(0.8)	57.8
Preference share dividends	—	—	—	—	—	(8.8)	—	(8.8)	—	(8.8)
Preference shares redeemed in year	—	—	(75.0)	—	—	—	—	(75.0)	—	(75.0)
Minority interest arising on acquisition	—	—	—	—	—	—	—	—	(0.3)	(0.3)
Gain/(loss) arising on the refinancing of joint ventures and associates	—	—	—	—	—	0.6	—	0.6	—	0.6
Actuarial (loss)/gain recognised in the defined benefit pension schemes	—	—	—	—	—	(3.8)	—	(3.8)	—	(3.8)
Deferred tax asset on pension deficit	—	—	—	—	—	1.1	—	1.1	—	1.1
At 30 September 2004 (unaudited)	1.5	11.4	37.5	—	—	230.4	—	280.8	(2.1)	278.7

The translation reserve consists of the cumulative foreign exchange difference arising on translation since the Group transitioned to IFRS. Movements on hedge instruments and hedged items, where the hedge is effective, are recorded in the hedge reserve until the hedge ceases.

The capital redemption reserve is not distributable and was created following redemption of preference share capital.

37. Share based payments

The Group operates a share based payment plan for employees

Employee share option scheme (ESOS)

Under the ESOS, all employees as at 25 July 2003 received share options which vest on the earlier of three years from grant and an exit event (i.e. flotation of the Company or sale of the Company to a new controlling party) and which must be exercised within ten years of grant. The options are settled by shares and have an exercise price of £1.00 equal to the market value at grant.

	Forfeited in year ended 31 March 2005	At 31 March 2005	Forfeited in 6 months ended 30 September 2004 (unaudited)	At 30 September 2004 (unaudited)	Forfeited in 6 months ended 30 Sept 05	At 30 Sept 05
		£		£		£
Outstanding at start of period	(29,160)	295,880	(14,760)	310,280	(19,240)	276,640
Exercisable at end of period		—		—		—

No options were exercised in the period (year to 31 March 2005: £nil, 6 months to 30 September 2004: £nil). Options outstanding at 30 September 2005 had an average remaining life of 7.8 years (31 March 2005: 8.3 years, 30 September 2004: 8.8 years).

Option pricing

Share based payments have been valued using a binomial option pricing model. Assumptions used within the model included a weighted average share price of £1, a weighted average exercise price of £1, expected volatility of 35 per cent., an expected life of three years and a risk free rate of return of 3.78 per cent.

There is currently no active market for the Company's shares. The market value of £1 at grant has been assessed based on third party transactions in the Company's shares in the period immediately prior to the issue of the share options. Expected volatility was determined using the average volatility for a comparable selection of businesses.

The Group has no formal dividend policy or established pattern of dividend payments. Therefore no dividends have been assumed.

The total share based payment expense in the period was nil (12 months to 31 March 2005: nil, 6 months to 30 September 2004: nil).

38. Operating leases

Group as a lessee

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Lease and sublease income statement expense			
Minimum lease payments	**4.6**	**1.4**	**4.6**

The Group had the following future minimum lease payment commitments:

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Within one year	7.2	4.6	9.2
In the second to fifth years inclusive	15.2	8.0	19.1
Greater than five years	8.8	2.4	9.9
	31.2	**15.0**	**38.2**

Operating lease payments represent rentals payable by the Group on certain office property and plant. Leases are negotiated for an average of 3 - 10 years.

Group as a lessor

The Group receives rental income on certain properties. The Group had contracted with tenants for the following future minimum lease payments:

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Within one year	8.5	8.7	8.3
In the second to fifth years inclusive	19.5	21.4	19.2
Greater than five years	5.3	7.6	2.2
	33.3	**37.7**	**29.7**

39. Relationship with related parties

In voting terms, the MOD is a 49 per cent. shareholder in QinetiQ Group plc by virtue of the shareholding held by the MOD. Detailed below are the agreements that have been entered into and the trading that has taken place with the MOD.

Trading

The MOD is a major customer of the Group. An analysis of trading with the MOD is presented below

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Sales to the MOD excluding property rental income	626.7	286.1	292.3
Property rental income	10.9	5.5	6.0
Total income from MOD	**637.6**	**291.6**	**298.3**
Purchased services from MOD	**17.4**	**7.9**	**7.1**

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Trade debtors	123.0	75.2	43.9
Trade creditors	0.3	0.6	1.9

Freehold land and buildings and surplus properties

Under the terms of the acquisition of part of the business and certain assets of DERA from the MOD on 1 July 2001, the MOD retained certain rights in respect of the freehold land and buildings and surplus properties transferred. These are:

(a) Restrictions on transfer of title

The title deeds of those properties with Strategic Assets (see below) or properties where Strategic Assets are in the course of being downgraded to becoming non-strategic include a clause that prevents their transfer without the approval of the MOD. The MOD also has the right to purchase Strategic Assets in certain circumstances.

(b) Property clawback agreement

The MOD retains an interest in future profits on disposal following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use, and the disposition of any of the acquired land and buildings. During the 12 years from 1 July 2001, following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30 per cent. gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50 per cent. to 9 per cent. The July 2001 valuation was approximately 16 per cent. greater in aggregate than the consideration paid for the land and buildings on 1 July 2001.

Loans

The Aquila/Chertsey loan note payable to the MOD is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties. At 30 September 2005, the amount repayable on this loan was £2.5m (31 March 2005: £45.9m, 30 September 2004: £45.9m). This loan was non-interest bearing to 30 June 2003, with interest relating to LIBOR thereafter until 28 August 2004 from when it became non-interest bearing again.

Compliance Regime

The Compliance Committee monitors the effective application of the Compliance Regime required by the MOD to maintain the position of QinetiQ as a supplier of independent and impartial scientific/technical advice to the MOD and ensures that the required standards are met in trials involving human volunteers and trials where an incident may result in serious injury.

Strategic Assets

Under the Principal Agreement with the MOD, the QinetiQ Controlled Group is not permitted without the written consent of the MOD, to:

(i) dispose of or destroy all or any part of a Strategic Asset; or

(ii) voluntarily undertake any closure of, or cease to provide a strategic capability by means of, all or any part of a Strategic Asset.

The net book value of assets identified as being Strategic Assets as at 30 September 2005 was £23.7m (31 March 2005: £17.2m, 30 September 2004: £19.3m), the principal items being £8.8m of plant and machinery (31 March 2005: £9.1m, 30 September £11.5m) and £2.7m of vehicles (31 March 2005: £3.0m, 30 September 2004: £3.8m).

Long Term Partnering Agreement

On 28 February 2003, QinetiQ Limited entered into a Long Term Partnering Agreement to provide test and evaluation facilities and training support services to the MOD, which was effective from 1 April 2003. This is a 25-year contract with a total turnover value of up to £5.6bn, dependent on the level of usage by the MOD, under which QinetiQ Limited is committed to providing the T&E services with increasing efficiencies through cost saving and innovative service delivery.

Associates and joint ventures

During the six month period ended 30 September 2005, sales of £0.9m (year ended 31 March 2005: £1.5m, six month period ended 30 September 2004: £0.7m) were made to associates and joint ventures and at 30 September 2005 associates and joint ventures had outstanding debtor balances of £2.7m (31 March 2005: £2.7m, 30 September 2004: £2.3m).

40. Directors and other senior management personnel

The directors and other senior management personnel of the Group during the six months to 30 September 2005 were Colin Balmer, Sir John Chisholm, Dr Peter Fellner, Richard Gillingwater, Sir Denys Hendserson, Hal Kruth, Sir David Lees, Graham Love, Nick Luff, Dame Pauline Neville-Jones, Trevor Woolley, Glenn Youngkin, Phil Odeen, Andrew Sleigh, Doug Webb and Lynton Boardman. During the period to 30 September 2005, Dame Pauline Neville-Jones, Sir Denys Henderson and Hal Kruth resigned as directors (Hal Kruth remains a senior manager) and Sir David Lees and Phil Odeen were appointed, the latter as a senior manager. Between 31 March 2004 and 30 September 2004 Dr Peter Fellner, Richard Gillingwater and Nick Luff were appointed as directors. Jonathan Symonds resigned as a director on 30 June 2004.

The short-term employee and post-employment benefits of directors and other senior management personnel were as follows:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£000's	£000's	£000's
Directors			
Short-term employee benefits	1,703	517	537
Post-employment benefits	133	119	51
Total	**1,836**	**636**	**588**
Other senior management personnel			
Short-term employee benefits	535	202	272
Post-employment benefits	57	26	22
Total	**592**	**228**	**294**

41. Contingent liabilities

Fellow subsidiary undertakings have given unsecured guarantees of £0.9m at 30 September 2005 (31 March 2005: £0.9m, 30 September 2004: £0.9m) in the ordinary course of business.

The Group is aware of claims and potential claims by or on behalf of current and former employees, including former employees of the MOD and DERA and contractors, in respect of intellectual property, employment rights and industrial illness and injury which involve or may involve legal proceedings against the Group. The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that these matters will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

The Group has not recognised contingent amounts receivable relating to the Chertsey property which was disposed of during 2004 or the Fort Halstead property disposed of in September 2005. Additional consideration, subject to clawback to the MOD pursuant to the arrangements referred to in Note 39, is potentially due upon the purchasers obtaining additional planning consents, with the quantum dependent on the scope of the consent achieved.

42. Post-retirement benefits

Introduction and background to IAS 19

International Accounting Standard 19 (Employee Benefits) requires the Group to include in the balance sheet the surplus or deficit on the scheme calculated as at the balance sheet date. It is a snapshot view which can be significantly influenced by short-term market factors. The calculation of the surplus or deficit

is, therefore, dependent on factors which are beyond the control of the Group—principally the value at the balance sheet date of equity shares in which the scheme has invested and long-term interest rates which are used to discount future liabilities. The funding of the scheme is based on long-term trends and assumptions relating to market growth, as advised by qualified actuaries.

As part of the agreement dated 3 December 2002 and completed on 28 February 2003 whereby QinetiQ Group plc acquired QinetiQ Holdings Limited, the MOD gave an indemnity to QinetiQ Group plc to pay to QinetiQ Group plc, on the earlier of a flotation, sale or winding-up and 28 February 2008, a sum up to a maximum of £45m dependent on the size of the pension scheme deficit. The amount of £39.2m (March 2005: £38.1m, September 2004: £37.1m) is included in the 30 September 2005 balance sheet of QinetiQ Group plc and represents the discounted anticipated net amount payable. Shortly after receipt of proceeds from the MOD, QinetiQ will make an equivalent contribution into the QinetiQ Pension Scheme.

The QinetiQ Pension Scheme

In the UK the Group operates the QinetiQ Pension Scheme for the majority of its UK employees, a mixed benefit scheme. The Defined Benefit (DB) section of the scheme provides future service pension benefits to transferring Civil Service employees. All Group employees who were members, or eligible to be members, of the Principal Civil Service Pension Scheme or the UKAEA principal Non-Industrial Superannuation Scheme were invited to join the DB section of the scheme from 1 July 2001, together with the option to join for all new employees who were previously members of schemes which are part of the Public Sector Transfer Club. The Defined Contribution (DC) section of the scheme was set up for all employees who were not eligible or did not wish to join the DB section of the scheme.

The most recent full actuarial valuation of the DB section was undertaken as at 31 March 2005 and resulted in an actuarially assessed deficit of £106.5m. On the basis of the 31 March 2005 full valuation the Trustees and the Company agreed that the 17.5 per cent. employer contribution rate would continue and in addition a further cash payment of £10 million per annum would be paid monthly for six years from October 2005, subject to review at the next valuation, due in March 2008, to cover the past service deficit.

Other UK schemes

In the UK, the Group operates a further three small defined benefit schemes, the QinetiQ Prudential Platinum Scheme and schemes for the subsidiary companies ASAP Calibration Limited and Aurix Limited. The net pension deficits of these schemes as at 30 September 2005 amounted to £0.3 million (31 March 2004: £0.4m; 30 September 2004: £Nil.)

There were no outstanding or prepaid contributions at the balance sheet date (March 2005: £nil, September 2004: £nil). Set out below is a summary of the overall IAS 19 defined benefit pension schemes' liabilities. The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods, and thus inherently uncertain, were:

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Equities	361.6	314.7	438.3
Corporate bonds	44.4	41.6	50.5
Government bonds	45.7	42.7	49.7
Cash	2.4	6.8	11.7
Total market value of assets	**454.1**	**405.8**	**550.2**
Present value of scheme liabilities	(617.2)	(557.2)	(795.7)
Retirement benefit obligation	**(163.1)**	**(151.4)**	**(245.5)**
MOD pension indemnity	38.1	37.1	39.2
QinetiQ net pension liability before deferred tax	**(125.0)**	**(114.3)**	**(206.3)**
Deferred tax asset	48.8	31.5	73.6
QinetiQ net pension liability	**(76.2)**	**(82.8)**	**(132.7)**

Assumptions

The major assumptions (weighted to reflect individual scheme differences) were:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
Rate of increase in salaries	4.30%	4.30%	4.30%
Rate of increase in pensions in payment	2.90%	2.90%	2.90%
Rate of increase in pensions in deferment	2.80%	2.80%	2.80%
Discount rate applied to scheme liabilities	5.40%	5.50%	5.00%
Inflation assumption	2.80%	2.80%	2.80%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. It is important to note that these assumptions are long-term, and in the case of the discount rate and the inflation rate are measured by external market indicators. Of the pension liability increase in the 6 month period to 30 September 2005, £25m relates to the application of the latest mortality rates which result in a weighted average increase of one year in the life expectancy of defined benefit scheme members, as summarised below:

	Year ended 31 March 2005	Six months ended 30 September 2004 (unaudited)	Six months ended 30 September 2005
Mortality assumption in years			
Future male pensioners	85	85	86
Future female pensioners	88	88	89

Scheme assets

Expected long-term rates of return on scheme assets (weighted to reflect individual scheme differences) were:

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
Equities	7.70%	7.70%	7.70%
Corporate bonds	5.00%	5.10%	5.10%
Government bonds	4.70%	4.70%	4.70%
Cash	4.20%	4.70%	4.70%
Weighted average	**7.00%**	**7.07%**	**7.10%**

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Actual return on plan assets:			
Expected return on scheme assets	27.7	13.9	16.4
Actuarial gain/(loss) on scheme assets	12.0	(5.5)	49.7
Actual return on scheme assets	**39.7**	**8.4**	**66.1**

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Changes to the fair value of scheme assets:			
Opening fair value of scheme assets	379.4	379.4	454.1
New schemes acquired in the period	1.3	1.3	—
Expected return on assets	27.7	13.9	16.4
Actuarial gains/(losses) on scheme assets	12.0	(5.5)	49.7
Contributions by the employer	37.8	18.9	34.4
Contributions by plan participants	3.0	1.5	2.2
Net benefits paid out	(7.1)	(3.7)	(6.6)
Closing fair value of scheme assets	**454.1**	**405.8**	**550.2**

	Year ended 31 March 2005	6 months ended 30 September 2004	6 months ended 30 September 2005
	£m	£m	£m
Changes to the present value of the defined benefit obligation:			
Opening defined benefit obligation	525.3	525.3	617.2
New schemes acquired in the period	1.7	1.7	—
Current service cost	41.7	18.7	20.2
Interest cost	30.0	15.0	16.9
Contributions by plan participants	3.0	1.5	2.2
Actuarial (gains)/losses on scheme liabilities	21.9	(1.7)	139.0
Net benefits paid out	(7.2)	(3.7)	(6.6)
Curtailments	0.8	0.4	6.8
Closing defined benefit obligation	**617.2**	**557.2**	**795.7**

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Pension costs charged to the income statement:			
Current service cost	41.7	18.7	20.2
Interest cost	30.0	15.0	16.9
Expected return on plan assets	(27.7)	(13.9)	(16.4)
Curtailment cost	0.8	0.4	—
Total expense recognised in the income statement (gross of deferred tax)	**44.8**	**20.2**	**20.7**

£6.8m of curtailment costs for the period to 30 September 2005 were provided for in the year to 31 March 2005 as part of the Group's restructuring costs.

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
Analysis of amounts recognised in statement of recognised income and expenses:			
Total actuarial losses (gross of deferred tax)	(9.9)	(3.8)	(89.3)
Cumulative total actuarial losses recognised in the SORIE since date of vesting (1 July 2001)	(143.4)	(137.3)	(232.7)

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)	6 months ended 30 September 2005
	£m	£m	£m
History of scheme experience gains and losses			
Experience gains/(losses) on scheme assets	12.0	(5.5)	49.7
Experience (losses)/gains on scheme liabilities	(21.9)	1.7	(139.0)

Defined contribution schemes

Payments to the DC schemes totalled £5.9m (12 months to March 2005: £5.9m, 6 months to September 2004: £2.9m).

43. Impact of future accounting standards

The International Financial Reporting Interpretations Committee (IFRIC) has issued draft interpretations relating to service concession arrangements. Service concession arrangements typically arise where a government grants a concession to a third party to operate a service for the public sector. Often the service concession operator is required to build associated assets as part of the grant arrangement. The drafts, IFRIC D12, IFRIC D13 and IFRIC D14, propose service concession arrangements are accounted for as either a financial asset or intangible asset. The Group is currently reviewing the impact of these draft interpretations with particular attention to the LTPA.

Other than the adoption of IFRS, which is mandatory for all listed companies in the UK for accounting periods commencing on 1 January 2005 or later, and the item described immediately above, QinetiQ is not aware of any recent accounting pronouncements which will have a material impact upon its presented results.

44. Capital commitments

The Group had the following capital commitments for which no provision has been made:

	31 March 2005	30 September 2004 (unaudited)	30 September 2005
	£m	£m	£m
Contracted	5.0	5.5	39.7

Capital commitments at 30 September 2005 include £35.0m in relation to property, plant and equipment that will be wholly funded by a third party customer under long-term contract arrangements.

45. Ultimate parent undertaking

Of the QinetiQ Group plc voting equities issued, Carlyle owns 51 per cent. with the MOD retaining 49 per cent. Consequently management control and responsibility is held by Carlyle, with the MOD retaining certain rights as a major shareholder.

46. Transition to IFRS

The Group has chosen to adopt International Financial Reporting Standards (IFRS) for the year ending 31 March 2006. Comparative data has also been presented using IFRS. Reconciliations between UK GAAP and IFRS of net assets and balance sheets at 31 March 2004, 30 September 2004 and 31 March 2005 and profit attributable to ordinary shareholders and income statements for the year to 31 March 2005 and six months to 30 September 2004 are included below:

Reconciliation of net assets

	31 March 2005	30 September 2004 (unaudited)	1 April 2004
	£m	£m	£m
UK GAAP	**214.1**	**196.2**	**225.2**
Goodwill and intangibles	98.4	86.9	86.3
Tax	(11.8)	(0.1)	2.2
Leases	1.0	0.5	0.5
Employee benefits—pension	(0.5)	(0.4)	(0.4)
Employee benefits—holiday pay	(7.1)	(4.4)	(6.8)
IFRS	**294.1**	**278.7**	**307.0**

Reconciliation of profit attributable to ordinary shareholders

	Year ended 31 March 2005	6 months ended 30 September 2004 (unaudited)
	£m	£m
UK GAAP	**75.6**	**57.9**
Goodwill and intangibles	(3.3)	(1.1)
Tax	1.4	(0.6)
Leases	0.5	—
Holiday pay	(0.3)	2.4
IFRS	**73.9**	**58.6**

Reconciliation of income statement for year ended 31 March 2005

	Note	UK GAAP	IFRS adjustments	IFRS reclassification	IFRS
		£m	£m	£m	£m
Group turnover		873.3	2.1	(16.5)	858.9
Less equity method accounted joint ventures and associates		(0.9)	(2.1)	—	(3.0)
Turnover		872.4	—	**(16.5)**	**855.9**
Employee benefit costs before restructuring costs	E	—	(0.3)	(394.5)	(394.8)
Third party project costs		(160.0)	—	—	(160.0)
Other operating costs excluding depreciation and amortisation		(668.3)	0.7	459.8	(207.8)
Share of loss of equity accounted joint ventures and associates		—	—	(2.5)	(2.5)
Profit on disposal of interest in equity accounted associate		—	—	17.1	17.1
Other income		—	(3.0)	16.5	13.5
EBITDA before restructuring costs		**44.1**	**(2.6)**	**79.9**	**121.4**
Depreciation of property, plant and equipment		—	0.9	(39.8)	(38.9)
Amortisation of intangible assets and impairment of goodwill and current asset investments	AB	—	(4.0)	(1.9)	(5.9)
Group operating profit		**44.1**	**(5.7)**	**38.2**	**76.6**
Share of operating loss in joint ventures and associates		(2.6)	—	2.6	—
Group operating profit before restructuring costs		**41.5**	**(5.7)**	**40.8**	**76.6**
Total operating profit before goodwill and exceptional items		69.3			
Restructuring costs		(28.2)			
Amortisation and impairment of goodwill		0.4			
Restructuring costs		—	—	(25.9)	(25.9)
Total operating profit		**41.5**	**(5.7)**	**14.9**	**50.7**
Profit on disposal of non-current assets		46.2	—	(17.1)	29.1
Profit before interest		**87.7**	**(5.7)**	**(2.2)**	**79.8**
Finance income		—	2.6	5.5	8.1
Finance expense		(6.7)	—	(3.2)	(9.9)
Profit before tax		**81.0**	**(3.1)**	**0.1**	**78.0**
Tax	G	(7.0)	1.4	(0.1)	(5.7)
Profit for the period from continuing operations		**74.0**	**(1.7)**	**—**	**72.3**
Minority interest		1.6	—	—	1.6
Profit attributable to ordinary shareholders		**75.6**	**(1.7)**	**—**	**73.9**

Reconciliation of income statement for the 6 months to 30 September 2004 (unaudited)

	Note	UK GAAP	IFRS adjustments	IFRS reclassification	IFRS
		£m	£m	£m	£m
Group turnover		378.8	0.9	(8.4)	371.3
Less equity method accounted joint ventures and associates		(1.4)	(0.9)	—	(2.3)
Turnover		**377.4**	**—**	**(8.4)**	**369.0**
Employee benefit costs before restructuring costs	E	—	2.4	(176.1)	(173.7)
Third party project costs		(62.4)	—	—	(62.4)
Other operating costs excluding depreciation and amortisation		(284.8)	0.5	191.5	(92.8)
Share of loss of equity accounted joint ventures and associates		—	—	(1.8)	(1.8)
Profit on disposal of interest in equity accounted associate		—	—	17.1	17.1
Other income		—	(1.6)	8.4	6.8
EBITDA before restructuring costs		**30.2**	**1.3**	**30.7**	**62.2**
Depreciation of property, plant and equipment		—	0.3	(18.7)	(18.4)
Amortisation of intangible assets and impairment of goodwill and current asset investments	AB	—	(1.6)	2.2	0.6
Group operating profit		**30.2**	**—**	**14.2**	**44.4**
Share of operating loss in joint ventures and associates		(1.8)	—	1.8	—
Group operating profit before restructuring costs		**28.4**	**—**	**16.0**	**44.4**
Total operating profit before goodwill and exceptional items		26.2			
Restructuring costs		—			
Amortisation and impairment of goodwill		2.2			
Total operating profit		**28.4**	**—**	**16.0**	**44.4**
Profit on disposal of non-current assets		48.5	—	(17.1)	31.4
Profit before interest		**76.9**		**(1.1)**	**75.8**
Finance income		—	1.3	3.7	5.0
Finance expense		(4.3)	—	(2.6)	(6.9)
Profit before tax		**72.6**	**1.3**	**—**	**73.9**
Tax	G	(15.5)	(0.6)	—	(16.1)
Profit for the period from continuing operations		**57.1**	**0.7**	**—**	**57.8**
Minority interest		0.8	—	—	0.8
Profit attributable to ordinary shareholders		**57.9**	**0.7**	**—**	**58.6**

Reconciliation of equity at 31 March 2005

	Note	UK GAAP	IFRS adjustments	IFRS reclassification	IFRS
		£m	£m	£m	£m
Non-current assets					
Goodwill	A	68.1	63.4	—	131.5
Intangible assets	B	2.3	35.0	—	37.3
Property, plant and equipment	CD	392.1	(17.6)	(6.6)	367.9
Investment property	C	—	—	6.6	6.6
Financial asset		—	15.6	—	15.6
Investments		0.5	—	—	0.5
Deferred tax asset	EG	—	1.9	13.2	15.1
		463.0	**98.3**	**13.2**	**574.5**
Current assets					
Inventories		17.8	—	—	17.8
Financial assets		—	3.0	—	3.0
Trade and other receivables	F	409.7	—	(38.1)	371.6
Cash and cash equivalents		12.3	—	—	12.3
Investments		12.8	—	—	12.8
Non-current assets classified as held for sale		—	—	—	—
		452.6	**3.0**	**(38.1)**	**417.5**
Total assets		**915.6**	**101.3**	**(24.9)**	**992.0**
Current liabilities					
Trade and other payables	E	(356.7)	(7.1)	54.5	(309.3)
Provisions		—	—	(33.5)	(33.5)
Financial liabilities		—	—	(54.5)	(54.5)
		(356.7)	**(7.1)**	**(33.5)**	**(397.3)**
Non-current liabilities					
Retirement benefit obligation	F	(113.9)	(0.5)	(10.6)	(125.0)
Deferred tax liability	G	—	(13.7)	3.6	(10.1)
Provisions		(76.2)	—	65.4	(10.8)
Financial liabilities		(150.5)	—	(2.5)	(153.0)
Other payables		(4.2)	—	2.5	(1.7)
		(344.8)	**(14.2)**	**58.4**	**(300.6)**
Total liabilities		**(701.5)**	**(21.3)**	**24.9**	**(697.9)**
Net assets		**214.1**	**80.0**	**—**	**294.1**
Capital and reserves					
Share capital		1.6	—	—	1.6
Preference shares		37.5	—	—	37.5
Capital redemption reserve		—	—	1.9	1.9
Share premium account		11.4	—	—	11.4
Retained earnings		166.4	80.0	(1.9)	244.5
Equity attributable to equity holders of the parent		**216.9**	**80.0**	**—**	**296.9**
Minority interest		(2.8)	—	—	(2.8)
Total equity		**214.1**	**80.0**	**—**	**294.1**

Reconciliation of equity at 30 September 2004 (unaudited)

	Note	UK GAAP	IFRS adjustments	IFRS reclassification	IFRS
		£m	£m	£m	£m
Non-current assets					
Goodwill	A	(75.4)	81.4	—	6.0
Intangible assets	B	0.6	5.4	—	6.0
Property, plant and equipment	C	398.1	(15.4)	(6.6)	376.1
Investment property		—	—	6.6	6.6
Financial assets		—	15.8	—	15.8
Investments		9.4	—	(8.9)	0.5
Investments accounted for using the equity method		0.5	—	(0.1)	0.4
		333.2	**87.2**	**(9.0)**	**411.4**
Current assets					
Inventories		2.3	—	—	2.3
Financial assets		—	3.0	—	3.0
Trade and other receivables		320.1	—	(37.1)	283.0
Cash and cash equivalents		93.8	—	—	93.8
Investments		6.1	—	8.9	15.0
		422.3	**3.0**	**(28.2)**	**397.1**
Total assets		**755.5**	**90.2**	**(37.2)**	**808.5**
Current liabilities					
Trade and other payables	E	(285.6)	(4.4)	41.3	(248.7)
Provisions		—	—	(12.6)	(12.6)
Financial liabilities		—	(1.0)	(60.5)	(61.5)
		(285.6)	**(5.4)**	**(31.8)**	**(322.8)**
Non-current liabilities					
Retirement benefit obligation	F	(119.6)	(0.4)	5.7	(114.3)
Deferred tax provision	B	—	(0.1)	(7.6)	(7.7)
Provisions		(62.9)	—	51.6	(11.3)
Provisions for joint venture deficit		(0.1)	—	0.1	—
Financial liabilities		(90.7)	(1.8)	19.2	(73.3)
Other payables		(0.4)	—	—	(0.4)
		(273.7)	**(2.3)**	**69.0**	**(207.0)**
Total liabilities		**(559.3)**	**(7.7)**	**37.2**	**(529.8)**
Net assets		**196.2**	**82.5**	**—**	**278.7**
Capital and reserves					
Share capital		1.5	—	—	1.5
Preference shares		37.5	—	—	37.5
Share premium account		11.4	—	—	11.4
Retained earnings		147.9	82.5	—	230.4
Equity attributable to equity holders of the parent		**198.3**	**82.5**	**—**	**280.8**
Minority interest		(2.1)	—	—	(2.1)
Total equity		**196.2**	**82.5**	—	**278.7**

Reconciliation of equity at 1 April 2004

	Note	UK GAAP £m	IFRS adjustments £m	IFRS reclassification £m	IFRS £m
Non-current assets					
Goodwill	A	(85.8)	86.3	—	0.5
Intangible assets	B	0.5	—	—	0.5
Property, plant and equipment	CD	428.2	(18.5)	(6.6)	403.1
Investment property	C	—	—	6.6	6.6
Financial assets		—	16.0	—	16.0
Investments accounted for using the equity method		0.4	—	(0.4)	—
Deferred tax asset	FG	—	2.2	2.5	4.7
		343.3	**86.0**	**2.1**	**431.4**
Current assets					
Inventories		1.1	—	—	1.1
Financial assets		—	3.0	—	3.0
Trade and other receivables		310.4	—	(36.1)	274.3
Cash and cash equivalents		154.6	—	—	154.6
		466.1	**3.0**	**(36.1)**	**433.0**
Total assets		**809.4**	**89.0**	**(34.0)**	**864.4**
Current liabilities					
Trade and other payables	E	(277.0)	(6.8)	16.5	(267.3)
Provisions		—	—	(7.8)	(7.8)
Financial liabilities		—	—	(16.5)	(16.5)
		(277.0)	**(6.8)**	**(7.8)**	**(291.6)**
Non-current liabilities					
Retirement benefit obligation	F	(115.3)	(0.4)	6.0	(109.7)
Provisions		(48.8)	—	35.4	(13.4)
Provisions for joint venture deficit		(1.0)	—	1.0	—
Investments accounted for using the equity method		—	—	(0.6)	(0.6)
Financial liabilities		(142.1)	—	—	(142.1)
		(307.2)	**(0.4)**	**41.8**	**(265.8)**
Total liabilities		**(584.2)**	**(7.2)**	**34.0**	**(557.4)**
Net assets		**225.2**	**81.8**	**—**	**307.0**
Capital and reserves					
Share capital		1.5	—	—	1.5
Preference shares		112.5	—	—	112.5
Share premium account		11.4	—	—	11.4
Retained earnings		100.8	81.8	—	182.6
Equity attributable to equity holders of the parent		**226.2**	**81.8**	**—**	**308.0**
Minority interest		(1.0)	—	—	(1.0)
Total equity		**225.2**	**81.8**	**—**	**307.0**

The effect of transition to IFRS is analysed below:

A—Goodwill

Under IFRS 3 business combinations goodwill arising on acquisition is no longer amortised on a straight line basis but is instead subject to an annual impairment review. Accordingly goodwill has not been amortised since transition to IFRS on 1 April 2004. Negative goodwill is recognised immediately in the income statement on acquisition.

The non-amortisation of goodwill has resulted in a decrease of £0.9m in profit for the year ended 31 March 2005 (6 months to 30 September 2004: £2.1m decrease) as the Group had considerable negative goodwill. Negative goodwill relating to Aurix Limited recognised in the income statement increased profit by £1.3m for the year to 31 March 2005 (6 months to 30 September 2004: £1.3m). An additional goodwill impairment of £0.1m has been recognised under IFRS for the year to 31 March 2005 (6 months to 30 September 2004: £nil). The total increase in profit in relation to goodwill adjustments was £0.3m for the year to 31 March 2005 (6 Months to 30 September 2004: £0.8m decrease). Negative goodwill on transition to IFRS of £86.3m was removed and opening shareholders' funds increased accordingly.

B—Intangible assets

IAS 38 Intangible assets requires certain software and development costs to be capitalised within intangible assets. IFRS 3 business combinations requires the recognition of intangible assets and goodwill on acquisition rather than just goodwill as was the case under UK GAAP. Previously intangible assets have not been recognised on acquisition of a business under UK GAAP.

Software costs of £0.7m in the year to 31 March 2005 (6 months to 30 September 2004: £0.5m) that were expensed under UK GAAP have been capitalised and are being amortised over 3-5 years. An additional £0.2m has been charged to the income statement in the year to 31 March 2005 (6 months to 30 September 2004: £nil) under IFRS as amortisation of capitalised software. This has increased intangible assets by £0.6m at 31 March 2005 (30 September 2004: £0.5m).

The majority of the Group's development expenditure is performed under contract for third parties and will continue to be accounted for under contract accounting.

Intangible assets totalling £39.9m have been recognised on the acquisitions of Westar Aerospace & Defense Group, Inc., Foster Miller, Inc., HVR Group Limited and ASAP Calibration Limited at 31 March 2005 (30 September 2004: £5.6m). These assets are being amortised over their useful economic lives. In the year to 31 March 2005 £4.2m of amortisation has been charged to the income statement on these intangibles assets (6 months to 30 September 2004: £0.7m). A £1.2m exchange loss on translation has been recorded on intangible assets recognised on acquisition at 31 March 2005 (30 September 2004: £nil). The loss has been recognised within equity. The exchange loss had previously been recognised within UK GAAP goodwill. At 31 March 2005 the net book value of capitalised intangible assets acquired on acquisition was £35.4m (30 September 2004: £4.9m).

C—Investment property

IAS 40 Investment property requires certain of the Group's properties, those primarily held for rental income or capital appreciation, to be classified as investment property instead of tangible fixed assets under UK GAAP.

At 31 March 2005, 30 September 2004 and 30 March 2004 land with a net book value of £6.6m has been reclassified from tangible fixed assets to investment property.

D—Leasing

IAS 17 requires property leases to be considered as separate components for land and buildings. This resulted in an element of a UK GAAP operating lease granted by the Group being reclassified as a finance lease.

At 31 March 2005 the Group derecognised property assets with a net book value of £17.6m (30 September 2004: £18.0m and 31 March 2004: £18.6m) and instead recognised a finance lease debtor of £18.6m (30 September 2004: £18.8m and 31 March 2004: £19.0m). At September 2004 an additional £2.6m of property. plant and equipment was recognised (31 March 2005 and 31 March 2004: £nil) with an associated finance creditor of £2.8m (31 March 2005 and 31 March 2004: £nil). For the year ended 31 March 2005

depreciation was decreased by £0.9m (6 months to 30 September 2004: £0.4m). Other income was reduced by £3.0m for the year to 31 March 2005 (6 months to 30 September 2004: £1.6m). Finance income of £2.6m has been recognised in the year to 31 March 2005 (6 months to 30 September 2004: £1.3m).

E—Employee benefits—Holiday pay

Previously under UK GAAP it was not accepted practice to provide for holiday pay. Under IFRS the Group has recognised the full liability for accrued holiday. An additional liability of £7.1m has been recognised at 31 March 2005 (30 September 2004: £4.4m and 31 March 2004 £6.8m). Opening shareholders' funds at 31 March 2004 have been reduced by £6.8m to reflect the increased liability. Subsequent movements have been taken through the income statement.

F—Employee benefits—Pension liability

The Group's pension liability has increased by £0.5m at 31 March 2005 (30 September 2004: £0.4m and 31 March 2004: £0.4m) as equities held by the fund are valued at bid price under IFRS rather than mid price under UK GAAP.

Under IFRS the deferred tax asset of £48.7m (30 September 2004: £31.4m and 31 March 2004: £30.1m) relating to the pension liability is presented within deferred tax assets as opposed to being offset with the FRS 17 pension liability as was the practice under UK GAAP.

The MOD defined benefit pension indemnity of £38.1 million (30 September 2004: £37.1 million and 31 March 2004: £36.1 million) is offset with the pension liability rather than being included within trade and other receivables as was the case under UK GAAP.

G—Tax

Under IFRS deferred tax is recognised on all temporary differences at the balance sheet date. The effect at 31 March 2005 was a reduction in net assets of £11.8m (30 September 2004: £0.1m, 31 March 2004: £2.2m increase) and profit for the year to 31 March 2005 was increased by £1.4m (6 months to 30 September 2004: £0.6m decrease).

Share based payments

The Group has reviewed its share based payments on transition to IFRS resulting in no material adjustment.

Cash flow

There are no changes in the Group's underlying cash flows as a result of transition to IFRS. However, IFRS presentation categorises cash flows as operating activities, investing activities and financing activities.

47. Subsidiaries and associates

The principal subsidiary and associated undertakings at 30 September 2005, all of which are included in the consolidated financial information, are shown below.

Name of company	Principal area of operation	Country of incorporation	Proportion of voting rights held	Financial year end[1]	Nature of business
Subsidiary undertakings					
QinetiQ Holdings Limited[2]	UK	England & Wales	100%		Holding company
QinetiQ Limited	UK	England & Wales	100%		Research and development
Aurix Limited[4]	UK	England & Wales	100%	30 March	Research and development
cueSim Limited	UK	England & Wales	100%		Research and development
HVR Consulting Services Limited	UK	England & Wales	100%		Research and development
QinetiQ Nanomaterials Limited	UK	England & Wales	100%		Research and development
Quintel Technology Limited[3]	UK	England & Wales	50.0%		Research and development
ASAP Calibration Services Limited	UK	England & Wales	100%		Calibration and engineering
Trusted Experts Limited	UK	England & Wales	100%		Resource management
QinetiQ Overseas Holdings Limited	UK	England & Wales	100%		Holding company
QinetiQ Rail Limited	UK	England & Wales	100%		Research and development
QinetiQ Insurance PCC Limited	UK	Guernsey	100%		Insurance
Apogen Technologies, Inc.	USA	USA	100%	31 Dec	Technical support and advice
Aerospace Filtration Systems, Inc.	USA	USA	100%	31 Dec	Technical support and advice
Foster Miller, Inc.	USA	USA	100%		Research and development
Planning Systems Inc	USA	USA	100%	31 Dec	Research and development
QinetiQ Inc.	USA	USA	100%		Research and development
QinetiQ Technology Extension Corporation	USA	USA	100%		Research and development
Westar Aerospace & Defence Group, Inc.	USA	USA	100%	31 Dec	Technical support and advice
Westar Display Technologies, Inc.	USA	USA	100%	31 Dec	Technical support and advice
QinetiQ North America Operations, LLC	USA	USA	100%		Holding Company
QinetiQ Trusted Information Management, Inc.	USA	USA	100%		Information systems security
QinetiQ North America Inc.	USA	USA	100%		Holding company
Verhaert Design and Development NV	Belgium	Belgium	90%		Research and development
QinetiQ Philippines Company Inc.	Philippines	Philippines	100%		Technical support and assistance
Associates					
QS4 Group Limited	UK	England & Wales	50.0%	31 Dec	Holding company
QS4 Limited	UK	England & Wales	50.0%	31 Dec	Research and development
Quintel (UK) Limited	UK	England & Wales	50.0%	31 Dec	Research and development
ZBD Displays Limited	UK	England & Wales	30.4%		Research and development
Infoscitex Inc.	USA	USA	27.8%		Research and development

(1) Accounting reference date is 31 March unless otherwise stated.

(2) QinetiQ Holdings Limited, which was formerly known as QinetiQ Group plc, was incorporated on 6 February 2001. Shares held directly by QinetiQ Group plc.

(3) Consolidated as a subsidiary due to management control by QinetiQ.

(4) Name changed during the year from 20/20 Speech Limited. QinetiQ holds 80.1 per cent. of the economic interest.

Where the financial year of the entity is different to 31 March, the management accounts of that entity as at that date have been used for the purposes of the consolidation.

UNAUDITED PRO-FORMA STATEMENT OF NET ASSETS—IFRS

The unaudited IFRS consolidated pro-forma statement of net assets set out below has been prepared to illustrate the effect of the Global Offer on the Group's net assets as if the Global Offer had taken place on 30 September 2005. The unaudited pro-forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the actual financial position of the Group. The unaudited IFRS pro-forma financial information is compiled on the basis set out below from the IFRS consolidated balance sheet of QinetiQ Group plc at 30 September 2005 set out in Section D: "IFRS Historical Financial Information" in Part XV: "Historical Financial Information."

	As at 30 September 2005 (note 1)	Issue proceeds (note 2) Adjustment	Preference share redemption (note 3) Adjustment	MOD pension indemnity/ pension fund contribution (note 4) Adjustment	Pro forma Total (unaudited)
	£m	£m	£m	£m	£m
Non-current assets					
Goodwill	299.2	—	—	—	299.2
Intangible assets	84.8	—	—	—	84.8
Property, plant and equipment	340.7	—	—	—	340.7
Investment property	5.8	—	—	—	5.8
Financial assets	18.2	—	—	—	18.2
Deferred tax asset	33.7	—	—	—	33.7
	782.4	—	—	—	782.4
Current assets					
Inventories	21.1	—	—	—	21.1
Financial assets	3.0	—	—	—	3.0
Trade and other receivables	288.5	—	—	—	288.5
Cash and cash equivalents	78.5	—	(48.0)	—	30.5
Investments	13.2	—	—	—	13.2
Non-current assets classified as held for sale	16.7	—	—	—	16.7
	421.0	—	(48.0)	—	373.0
Total assets	**1,203.4**	**—**	**(48.0)**	**—**	**1,155.4**
Current liabilities					
Trade and other payables	(276.9)	—	—	—	(276.9)
Provisions	(10.5)	—	—	—	(10.5)
Financial liabilities	(58.7)	—	46.9	—	(11.8)
	(346.1)	—	46.9	—	(299.2)
Non-current liabilities					
Retirement benefit obligation	(206.3)	—	—	5.8	(200.5)
Deferred tax liability	(27.3)	—	—	—	(27.3)
Provisions	(13.9)	—	—	—	(13.9)
Provision for loss in equity accounted investments	(0.9)	—	—	—	(0.9)
Financial liabilities	(373.7)	135.0	—	—	(238.7)
Other payables	(4.8)	—	—	—	(4.8)
	(626.9)	135.0	—	5.8	(486.1)
Total liabilities	**(973.0)**	**135.0**	**46.9**	**5.8**	**(785.3)**
Net assets	**230.4**	**135.0**	**(1.1)**	**5.8**	**370.1**

Notes

(1) The financial information has been extracted, without material adjustment, from the financial information of QinetiQ Group plc set out in Section D: "IFRS Historical Financial Information" of Part XV: "Historical Financial Information" of this document.

(2) Issue Proceeds:

	Pro-forma impact	
	Non-current financial liabilities	Net assets
	£m	£m
Gross proceeds	150.0	150.0
Offer costs and expenses	(15.0)	(15.0)
	135.0	135.0

Gross proceeds and offer costs and expenses are based on 81,081,081 Ordinary Shares issued by the Company under the Global Offer at an offer price at the mid-point of the Price Range and have been extracted, without material adjustment, from paragraph 25.1 of Part XVII: "Additional Information" and from Part III: "Global Offer Statistics".

(3) Preference share redemption

	Pro forma impact		
	Cash and cash equivalents	Current financial liabilities	Net assets
	£m	£m	£m
Redemption of redeemable cumulative preference shares	(37.5)	37.5	—
Payment of associated accrued dividend	(10.5)	9.4	(1.1)
	(48.0)	46.9	(1.1)

The Redeemable Cumulative Preference Shares are redeemable in the event of a sale, listing or winding up of the Company. The Global Offer is a trigger event for repayment and, as set out in paragraph 4.4(E) of Part XVII: "Additional Information", these shares together with associated accrued dividends were redeemed on 4 January 2006 in contemplation of the Global Offer. QinetiQ redeemed 37,500,000 redeemable cumulative preference shares at £1.00 per share plus accrued dividend of 28p per share. The impact on net assets is a financing charge of £1.1 million representing the dividend payable for the period from 30 September 2005 to 4 January 2006.

(4) MOD pension indemnity

	Pro-forma impact		
	Cash and cash equivalents	Non-current liabilities	Net assets
	£m	£m	£m
Settlement of MOD pension indemnity	45.0	(39.2)	5.8
Contribution to pension fund	(45.0)	45.0	—
	—	5.8	5.8

The payment from the MOD relates to an indemnity in an agreement dated 3 December 2002 and completed on 28 February 2003, to pay to QinetiQ Group plc a sum up to a maximum of £45 million as a funding contribution against the pension scheme deficit. The MOD indemnity amount is held on the balance sheet at a discounted value of £39.2 million reflecting the present value, as at 30 September 2005, of the receivable based on its maximum date to maturity. On receipt of the MOD indemnity the discount would be unwound resulting in a credit to the income statement of £5.8 million. The Global Offer represents a trigger event for this payment which will be receivable shortly after Admission. Further details are set out in paragraph 11 of Part XVII: "Additional Information".

As a condition of the MOD indemnity, QinetiQ has agreed to make a payment, shortly after receipt of the MOD contribution, to the trustees of the QinetiQ Pension Scheme of an equivalent sum which would reduce the gross retirement benefit obligation of the QinetiQ Pension Scheme from £245.5 million to £200.5 million on a pro-forma basis if this sum had been paid at 30 September 2005.

(5) No account has been taken of the trading results of the Group since 30 September 2005.

(6) The unaudited pro-forma financial information does not constitute financial statements within the meaning of section 240 of the Act.

The Directors believe that had the Global Offer occurred at the beginning of the last financial period, assuming that the net proceeds of the Global Offer are applied to reduce the net debt of the Group, the impact would be to reduce finance costs of external debt, to reduce the financing charges associated with the QinetiQ Pension Scheme, to reduce the amount of dividends accruing to preference shareholders and to generate a credit to the income statement as a result of the unwinding of the discount on the MOD indemnity. This statement should not be taken to mean that the earnings per share of the Group will necessarily match or exceed the historical reported earnings per share of the Group and no forecast is intended or implied.

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
QinetiQ Group plc
85 Buckingham Gate
London, SW1E 6PD

25 January 2006

Dear Sirs

QinetiQ Group plc (the "Company")

We report on the unaudited IFRS pro forma financial information (the "unaudited pro forma financial information") set out in Part XVI: "Unaudited Pro Forma Financial Information" of the prospectus dated 25 January 2006 (the "prospectus"), which has been prepared on the basis described in notes 1-6, for illustrative purposes only, to provide information about how the Global Offer might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the IFRS historical financial information for the period ended 30 September 2005. This report is required by item 20.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with item 20.2 of Annex I of the Prospectus Directive Regulation and for no other purpose.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with item 20.2 of Annex I of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the unaudited pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the unaudited pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the unaudited pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the unaudited pro-forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

Chartered Accountants

1. PERSONS RESPONSIBLE

The Directors of QinetiQ, whose names appear on page 22 of this document, and QinetiQ accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and QinetiQ (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. INCORPORATION AND REGISTERED OFFICE

QinetiQ was incorporated and registered in England and Wales on 11 November 2002 with registered number 4586941 as a private company limited by shares with the name QinetiQ Holdings Limited. On 8 December 2005, QinetiQ changed its name to QinetiQ Group Limited. On 11 January 2006, QinetiQ was re-registered as a public limited company under section 43 of the Act and changed its name to QinetiQ Group plc. QinetiQ Holdings Limited (registered number 4154556) was previously named QinetiQ Group plc and changed its name to QinetiQ Holdings Limited on 8 December 2005.

QinetiQ is domiciled in the United Kingdom with its registered and head office at 85 Buckingham Gate, London, SW1E 6PD.

QinetiQ's principal place of business is at Cody Technology Park, Farnborough, Hampshire, GU14 0LX, United Kingdom and its telephone number is +44 1252 392000.

The principal legislation under which the Company operates and under which the Ordinary Shares will be issued is the Companies Act 1985 (as amended).

3. ORGANISATIONAL STRUCTURE

QinetiQ is the holding company of the Group.

QinetiQ's principal subsidiaries and associated undertakings (each of which is considered by QinetiQ to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group) are as follows:

Name of subsidiary undertaking[1]	Country of incorporation	Proportion of voting rights held[2]	Nature of business
QinetiQ Holdings Limited	England & Wales	100%[3]	Holding company
QinetiQ Limited	England & Wales	100%[3]	Research and development
Aurix Limited	England & Wales	100%[5]	Research and development
cueSim Limited	England & Wales	100%	Research and development
HVR Consulting Services Limited	England & Wales	100%	Research and development
QinetiQ Nanomaterials Limited	England & Wales	100%	Research and development
Quintel Technology Limited[4]	England & Wales	50%	Research and development
ASAP Calibration Services Limited	England & Wales	100%	Calibration and engineering
Trusted Experts Limited	England & Wales	100%	Resource management
QinetiQ Insurance PCC Limited	Guernsey	100%	Insurance
QinetiQ Overseas Holdings Limited	England & Wales	100%	Holding company
QinetiQ Rail Limited	England & Wales	100%	Research and development
Aerospace Filtration Systems, Inc.	USA	100%	Technical support and advice
Foster Miller, Inc.	USA	100%[6]	Research and development
QinetiQ Inc.	USA	100%	Research and development

Name of subsidiary undertaking[1]	Country of incorporation	Proportion of voting rights held[2]	Nature of business
QinetiQ Technology Extension Corporation	USA	100%	Research and development
Westar Aerospace & Defence Group Inc.	USA	100%[6]	Technical support and advice
Westar Display Technologies, Inc.	USA	100%[6]	Technical support and advice
QinetiQ Philippines Company, Inc.	Philippines	100%	Technical support and assistance
QinetiQ Trusted Information Management, Inc.	USA	100%	Information systems security
QinetiQ North America, Inc.	USA	100%	Holding company
QinetiQ North America Operations, LLC	USA	100%[6]	Holding company
Apogen Technologies, Inc.	USA	100%[6]	Technical support and advice
Verhaert Design & Development N.V.	Belgium	90%	Research and development
Planning Systems Inc.	USA	100%[6]	Research and development
Name of associate undertaking[1]			
QS4 Group Limited	England &Wales	50%	Holding company
QS4 Limited	England & Wales	50%	Research and development
Quintel (UK) Limited	England & Wales	50%	Research and development
ZBD Displays Limited	England & Wales	30.4%	Research and development
Infoscitex, Inc.	USA	27.8%	Research and development

(1) All subsidiaries (other than QinetiQ Holdings Limited) and associates are held directly or indirectly through QinetiQ Holdings Limited.

(2) QinetiQ's economic interest in each of its subsidiary and associated undertakings is the same as its voting interest, unless otherwise specified.

(3) One non-voting special share is held by the MOD with rights similar to the Special Share.

(4) Disclosed as a subsidiary due to management control by QinetiQ.

(5) QinetiQ holds 80.1 per cent. of the economic interest.

(6) Subject to proxy agreements.

4. SHARE CAPITAL

4.1 Share capital prior to Admission

As at the date of this document, the authorised and issued fully paid up share capital of QinetiQ (prior to the operation of the Ratchet and the re-organisation of QinetiQ's share capital described in paragraph 4.4(F) below, which will be effective on Admission) is as follows:

Authorised	Number	£
Convertible A ordinary shares	11,553,367	0.01
Convertible B ordinary shares	966,733	0.01
Convertible non-voting A ordinary shares	425,960	1.00
Convertible non-voting B ordinary shares	37,040	1.00
Convertible non-voting C ordinary shares	450,489	1.00
Non-voting D ordinary shares	555,000	1.00
Convertible preferred shares	3,752,686	0.01
Special Share	1	1.00
First deferred shares	11,553,367	0.01
Second deferred shares	450,489	1.00
Redeemable cumulative preference shares	112,500,000	1.00
Total	142,245,132	114,697,240.53

Issued and fully paid	Number	Nominal value per share £
Convertible A ordinary shares	7,700,981	0.01
Convertible B ordinary shares	583,333	0.01
Convertible non-voting A ordinary shares	425,960	1.00
Convertible non-voting B ordinary shares	37,040	1.00
Convertible non-voting C ordinary shares	450,135	1.00
Non-voting D ordinary shares	537,250	1.00
Convertible preferred shares	3,752,686	0.01
Special Share	1	1.00
Total	13,487,386	1,570,756.00

4.2 Share capital prior to Admission and following the operation of the Ratchet and redemption of deferred shares(1)

After the operation of the Ratchet and redemption of the deferred shares immediately prior to the re-organisation of QinetiQ's share capital described in paragraph 4.4 below, the authorised and issued fully paid up share capital of QinetiQ will be as follows:

Authorised	Number	Nominal value per share £
Convertible A ordinary shares	4,475,959	0.01
Convertible B ordinary shares	411,444	0.01
Convertible non-voting A ordinary shares	165,024	1.00
Convertible non-voting B ordinary shares	15,764	1.00
Convertible non-voting C ordinary shares	326,536	1.00
Non-voting D ordinary shares	555,000	1.00
Special Share	1	1.00
First deferred shares	22,938,750	0.01
Second deferred shares	856,654	1.00
Redeemable cumulative preference shares	112,500,000	1.00
Total	142,245,132	114,697,240.53

(1) Following the operation of the Ratchet, which will effect a redistribution of the equity share capital of the Company, there will be fewer shares in issue (than those shown in table 4.1 above) as all holders of shares (other than holders of non-voting D ordinary shares) will have some shares converted into deferred shares (based on the Ratchet provisions in the Pre-Admission Articles) which are redeemed prior to Admission.

Issued and fully paid	Number	Nominal value per share £
Convertible A ordinary shares	4,437,333	0.01
Convertible B ordinary shares	248,268	0.01
Convertible non-voting A ordinary shares	165,024	1.00
Convertible non-voting B ordinary shares	15,764	1.00
Convertible non-voting C ordinary shares	326,279	1.00
Non-voting D ordinary shares	537,250	1.00
Special Share	1	1.00
Total	5,729,919	1,091,174.01

4.3 **Share capital immediately following Admission**

Immediately following Admission (assuming that 81,081,081 Ordinary Shares are issued by the Company at the mid-point of the Price Range as part of the Global Offer), the authorised and issued fully paid up share capital of QinetiQ is expected to be as follows:

	Authorised		Issued and fully paid[(1)]	
Class	Number	Amount (pence)	Number	Amount (pence)
Ordinary Shares	1,400,000,000	1	654,072,881	1
Special Share	1	100	1	100

(1) Assumes that: (i) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements; (ii) that all Ordinary Shares offered under the US Priority Offer are acquired; and (iii) that the Offer Price is set at the mid-point of the Price Range and on the basis that the Global Offer raises gross primary proceeds for the Company of £150 million.

The number of issued Ordinary Shares will increase following the exercise of options under the existing Share Option Scheme. If all the options under the existing Share Option Scheme were exercised on Admission, an additional 12,336,096 Ordinary Shares would be issued pursuant thereto on the basis of the assumptions set out in paragraph 4.4(I) of this Part XVII. A further maximum of 3,056,640 Ordinary Shares will be issued on Admission pursuant to free share awards (details of which are set out in paragraph 10 of this Part XVII) (assuming the maximum number of shares are issued as free shares under these free share arrangements) and further options and awards will be granted over Ordinary Shares after Admission under the other Employees' Share Schemes (details of which are set out in paragraph 10 of this Part XVII).

4.4 **Changes in share capital prior to Admission**

(A) QinetiQ was incorporated on 11 November 2002 with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, of which one was issued to Sir John Chisholm, one was issued to Graham Love and one was issued to CEP Investment Administration Limited (as general partner for and on behalf of CQ Limited Partnership), as subscriber shares at a price of £1 each.

(B) By a written resolution dated 28 February 2003, signed by Sir John Chisholm, Graham Love and CEP Investment Administration Limited (as general partner for and on behalf of CQ Limited Partnership), being all the members of QinetiQ at that date entitled to attend and vote at a general meeting of QinetiQ, the following special resolutions were passed:

(1) the existing one issued ordinary share of £1 in the capital of QinetiQ held by Sir John Chisholm was reclassified into one non-voting D ordinary share of £1, having the rights set out in the articles of association of QinetiQ which were adopted at that time;

(2) the existing one issued ordinary share of £1 in the capital of QinetiQ held by Graham Love was reclassified into one non-voting D ordinary share of £1, having the rights set out in the articles of association of QinetiQ which were adopted at that time;

(3) the existing one issued ordinary share of £1 in the capital of QinetiQ held by CEP Investment Administration Limited (as general partner for and on behalf of CQ Limited Partnership) was sub-divided into 100 ordinary shares of 1 penny each, and such shares were reclassified as 100

convertible A ordinary shares of 1 penny each, having the rights set out in the articles of association of QinetiQ which were adopted at that time;

(4) the remaining 997 unissued ordinary shares of £1 in QinetiQ were sub-divided into 997,000 ordinary shares of 1 penny each and reclassified as 997,000 convertible A ordinary shares of 1 penny each, having the rights set out in the articles of association of QinetiQ which were adopted at that time;

(5) QinetiQ increased its authorised share capital from £1,000 to £114,697,240.53 by the creation of:

(a) 11,453,567 new convertible A ordinary shares of 1 penny each;

(b) 11,553,367 first deferred shares of 1 penny each;

(c) 966,733 convertible B ordinary shares of 1 penny each;

(d) 425,960 convertible non-voting A ordinary shares of £1 each;

(e) 37,040 convertible non-voting B ordinary shares of £1 each;

(f) 450,489 convertible non-voting C ordinary shares of £1 each;

(g) 450,489 second deferred shares of £1 each;

(h) 554,998 new non-voting D ordinary shares of £1 each;

(i) 3,752,686 convertible preferred shares of 1 penny each;

(j) 112,500,000 redeemable cumulative preference shares of £1 each; and

(k) 1 special share,

each having the rights set out in the articles of association of QinetiQ which were adopted at that time;

(6) the directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all powers of QinetiQ to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £114,690,243.53 for a period expiring (unless previously renewed, varied or revoked by QinetiQ in general meeting) on the date falling five years from 28 February 2003, but QinetiQ was permitted to make an offer or agreement which would be or might require relevant securities to be allotted after expiry of the authority and the directors of QinetiQ were authorised to allot relevant securities pursuant to that offer or agreement;

(7) QinetiQ adopted the Pre-Admission Articles; and

(8) section 89 of the Act was disapplied for the purposes of the allotment of equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by the resolution in paragraph (6) above.

(C) Since incorporation, QinetiQ has made the following allotments of shares:

Number and class of shares allotted	Purchase price per share £	Date of allotment
7,700,981 convertible A ordinary shares	1.00	28 February 2003
583,333 convertible B ordinary shares	1.00	28 February 2003
416,635 convertible non-voting C ordinary shares	1.00	28 February 2003
425,960 convertible non-voting A ordinary shares	1.00	28 February 2003
37,040 convertible non-voting B ordinary shares	1.00	28 February 2003
527,250 non-voting D ordinary shares	1.00	28 February 2003
3,752,686 convertible preferred shares	1.00	28 February 2003
112,500,000 redeemable cumulative preference shares	1.00	28 February 2003
1 special share	1.00	28 February 2003
31,700 convertible non-voting C ordinary shares	1.00	13 September 2003
1,800 convertible non-voting C ordinary shares	4.90	8 June 2004
10,000 non-voting D ordinary shares	4.90	1 October 2004

(D) At an extraordinary general meeting of QinetiQ held on 28 April 2004, the shareholders of QinetiQ passed a special resolution pursuant to which:

(1) QinetiQ redeemed 75,000,000 redeemable cumulative preference shares of £1 each in the capital of QinetiQ for an amount per share equal to the aggregate of the nominal amount and the accrued preference dividend up to the date of redemption (in accordance with the articles of association of QinetiQ current at that time, as altered pursuant to the special resolution); and

(2) having considered the statutory declaration of the directors of QinetiQ and the auditors' report attached to the special resolution, QinetiQ was authorised to make a payment of an amount equal to the aggregate redemption monies due out of capital in respect of the purchase of such shares pursuant to section 173 of the Act.

(E) On 4 January 2006, QinetiQ redeemed 37,500,000 redeemable cumulative preference shares of £1 each in the capital of QinetiQ out of distributable reserves for an amount per share equal to the aggregate of the nominal amount and the accrued preference dividend up to the date of redemption (in accordance with the articles of association of QinetiQ current at that time).

(F) By written resolution dated 24 January 2006, the shareholders of QinetiQ entitled to attend and vote at a general meeting of the Company resolved that:

(i) the directors be generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meeting of that section) up to an aggregate nominal amount of £563,874,499 to such persons at such times and on such terms as the Directors may think fit, such authority to be in substitution for any and all previous authorities provided that such authority shall expire immediately following Admission;

(ii) the directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the general authority described above in paragraph (i) above as if section 89(1) of the Act did not apply to the allotment, provided that the power conferred is limited to the allotment for cash of up to 563,874,499 Ordinary Shares in connection with the Global Offer and provided further that such power shall expire upon the expiry of the authority described in paragraph (i) above;

(iii) subject to and conditional upon Admission, the Company make a bonus issue of shares to holders of convertible A ordinary shares of 1 penny each and convertible B ordinary shares of 1 penny each of a further 99 convertible A ordinary shares for every convertible A ordinary share and a further 99 convertible B ordinary shares for every convertible B ordinary share held by such shareholders and, immediately after such bonus issue, each 100 convertible A ordinary shares of 1 penny each will be consolidated into one convertible A ordinary share of £1 and each 100 convertible B ordinary shares of 1 penny each will be consolidated into 1 convertible B ordinary share of £1 each;

(iv) conditional on completion of paragraph (iii) above, each share in each class of the Company's ordinary share capital other than the Special Share, be sub-divided into 100 shares of 1 penny each of that class;

(v) conditional upon completion of paragraph (iv) above, the unissued share capital of the Company be cancelled;

(vi) conditional on completion of paragraph (v) above:

(a) all classes of ordinary shares other than the Special Share, be re-classified as one class of ordinary share of 1 penny each; and

(b) new articles of association be adopted by the Company;

(vii) conditional upon completion of paragraph (vi) above, the authorised capital of the Company be increased to £14,000,001 by the creation of 827,008,201 Ordinary Shares;

(viii) the directors be generally and unconditionally authorised with effect from the expiry of the authority specified in paragraph (i) above pursuant to section 80 of the Act, to exercise all of the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £2,243,306 (such amount to be reduced to an amount equal to one third of the nominal value of the issued ordinary share capital of the Company immediately following Admission) for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) five years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such authority and the directors of QinetiQ may allot relevant securities in pursuance of such offers or agreements as if such power had not expired;

(ix) the directors be generally empowered with effect from the expiry of the authority specified in paragraph (ii) above pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by the resolution referred to in paragraph (viii) above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to the allotment (such power, unless previously revoked, to expire five years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require equity securities to be allotted after the expiry of such power and the directors may allot equity securities in pursuance of such offers or agreements as if such power had not expired), such authority being limited to:

(a) the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of Ordinary Shares in the capital of the Company made in proportion (as nearly as may be) to their existing holdings of Ordinary Shares but subject to the directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient: (1) to deal with equity securities representing fractional entitlements; and (2) to deal with legal or practical problems under the laws of any territory or by virtue of Ordinary Shares being represented by depositary receipts, the requirements of any recognised regulatory body or any stock exchange, or any other matter whatsoever; and

(b) the allotment of equity securities for cash, otherwise then pursuant to paragraph (a) above, up to an aggregate nominal amount equal to 5 per cent. of the nominal value of the issued Ordinary Share capital of the Company immediately following Admission; and

(x) subject to and conditional upon Admission, the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares provided that: (a) the maximum number of Ordinary Shares that may be acquired is an amount equal to 10 per cent. of the Ordinary Share capital of the Company immediately following Admission; (b) the minimum price which may be paid for any Ordinary Share is the nominal value of such Ordinary Shares, being 1 penny; (c) the maximum price which may be paid for any such Ordinary Share is an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; (d) the authority conferred by this paragraph shall expire on the date of the next annual general meeting of the Company; and (e) the Company may make a contract to purchase Ordinary Shares under this authority prior to the expiry of this authority, which contract will or may be executed wholly or partly after the expiry of this authority, and may purchase Ordinary Shares in pursuance of any such contract.

(G) At an extraordinary general meeting of Company to be held on 9 February 2006, of which notice was duly given on 25 January 2006, the shareholders of the Company will be asked to pass special resolutions pursuant to which the Company will be permitted to enter into contingent purchase contracts with Hal Kruth and David Anderson respectively. Pursuant to such contingent purchase contracts, the Company will be entitled, under certain circumstances, to repurchase up to 5,896,875 Ordinary Shares from Hal Kruth and up to 3,237,500 Ordinary Shares from David Anderson, at the Company's option, until 10 April 2009. In the event that the Company elects to repurchase such shares held by either Hal Kruth or David Anderson, the Company shall repurchase such shares at 1 penny per Ordinary Share.

Pursuant to the resolution described in paragraph 4.4(F)(x) above, the Company will have the authority to purchase its own shares on Admission. The resolution referred to at paragraph 4.4(F)(x) above authorises the Company to purchase up to 10 per cent of its issued Ordinary Share capital immediately following Admission, subject to certain limitations on the maximum and minimum prices that may be paid. The authority will be exercised only if in the opinion of the Directors this will result in an increase in earnings per share and would be in the best interests of the Company. The Directors have no present intention of exercising this authority. The authority will expire at the conclusion of the next annual general meeting of the Company unless renewed, varied or revoked at that or any earlier general meeting of shareholders.

(H) As at the date of this document there were outstanding options over 289,920 convertible B ordinary shares of 1 penny each granted under the existing Share Option Scheme which may be exercised upon Admission. Options will be adjusted following the reorganisation of QinetiQ's share capital described

in paragraph 4.4 (F) of this Part XVII conditional on Admission and so as to become effective immediately prior to Admission, so that outstanding options will be over Ordinary Shares. If all the options under the existing Share Option Scheme were exercised, an additional 12,336,096 Ordinary Shares would be issued pursuant thereto. Further information on these options is set out in paragraph 10.1 of this Part XVII.

(I) It is anticipated that options under the New Share Option Scheme over approximately 10,810,810 Ordinary Shares, amounting to approximately 1.7 per cent. of QinetiQ's issued Ordinary Share capital immediately after Admission (assuming that all Ordinary Shares are issued by the Company as part of the Global Offer, and that the Global Offer raises gross primary proceeds for the Company of £150 million and that the exercise price under the New Share Option Scheme and the Offer Price are set at the mid-point of the Price Range), will be granted to selected employees of the Group shortly after Admission (which will only be granted if Admission takes place). Options granted will have an exercise price per share equal to the average market value of an Ordinary Share on the five preceding dealing days before the date of grant (where permitted in each jurisdiction).

It is also anticipated that awards over "Free Shares" under the SIP (and free shares under the Stock Award Plan for eligible employees in the US and under arrangements for eligible employees in Belgium) over 3,062,703 Ordinary Shares, amounting to 0.47 per cent. of QinetiQ's issued Ordinary Share capital immediately after Admission (assuming that 81,081,081 Ordinary Shares are issued by the Company as part of the Global Offer, and that the Global Offer raises gross primary proceeds for the Company of £150 million and that the Offer Price is at the mid-point of the Price Range and excluding the fact that the actual number of Ordinary Shares to be issued to eligible employees in the US will be on a net of tax basis), will be made to all eligible employees of the Group in connection with Admission (and will lapse or will not take effect if Admission does not take place).

It is also anticipated that awards of "Partnership Shares" and "Matching Shares" under the SIP will be made to eligible employees shortly after Admission.

(J) Save as disclosed in paragraph 4 of this Part XVII, there are no shares in QinetiQ: (i) not representing capital; or (ii) held by, or on behalf of, QinetiQ or by any member of the QinetiQ Group.

(K) The conditions governing and the procedure for conversion of the convertible shares in the capital of QinetiQ are contained in the Ratchet provisions of the Pre-Admission Articles. The Global Offer and Admission will trigger the Ratchet provisions.

The Ratchet provisions will effect the redistribution of the equity share capital of the Company immediately prior to Admission by altering the relative percentage equity shareholdings of Directors, Senior Management and certain employees, on the one hand, and other shareholders, on the other hand, by reference to criteria contained in the Pre-Admission Articles.

The Ratchet provisions provide that a defined number of convertible A ordinary shares and convertible B ordinary shares of 1 penny each, convertible non-voting A ordinary shares and convertible non-voting B ordinary shares of £1 each and convertible non-voting C ordinary shares of £1 each (the "Ratchet Shares") in the Company will be re-designated into economically worthless deferred shares (the "Deferred Shares") immediately prior to Admission, using a formula (set out in the Pre-Admission Articles) based, inter alia, on the Offer Price and the shares in the Company held on Admission by Carlyle (as defined in the Pre-Admission Articles) (excluding any shares issued by the Company as part of the Global Offer). Each Deferred Share will be redeemed for cash immediately prior to Admission for an aggregate amount of £1, to be split pro rata between the holders of the Deferred Shares, but with the minimum payment of 1 penny to each holder of Deferred Shares. As a consequence, the Ratchet operates to increase the relative percentage shareholding of convertible non-voting C ordinary shares of £1 each and convertible non-voting D ordinary shares of £1 each (which are held by directors of the Company, senior management and certain employees) (the "Management Shares").

Regardless of where the Offer Price is set in the Price Range, the Company will re-designate 7,757,467 non-voting Ratchet Shares into Deferred Shares of £1 each immediately prior to Admission.

Immediately following implementation of the Ratchet, but prior to Admission and the Global Offer, holders of Management Shares will hold approximately 14.75 per cent. of the Company's issued share capital on a fully diluted basis (excluding the Deferred Shares to be redeemed prior to Admission and

any new shares to be issued as part of the Global Offer), compared with approximately 7.12 per cent. immediately prior to the implementation of the Ratchet.

(L) Save as disclosed in paragraph 4 of this Part XVII, there are no acquisition rights or obligations over the authorised but unissued share capital of QinetiQ or an undertaking to increase the capital of QinetiQ.

(M) Save as disclosed in this document, during the three years immediately preceding the date of this document, there has been no issue of share capital of QinetiQ fully or partly paid either for cash or other consideration and no such issues are proposed and no share capital of QinetiQ or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

(N) Part VI of the Act (Disclosure of interests in shares) sets out certain thresholds above which shareholder ownership in the Company must be disclosed.

5. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association and the Articles are available for inspection as described in paragraph 26 of this Part XVII.

5.1 *Memorandum of Association*

QinetiQ's principal object is to carry on business as a general commercial company. The objects of QinetiQ are set out in full in clause 3 of the Memorandum of Association, which is available for inspection at the address specified in paragraph 26 of this Part XVII.

5.2 *Articles of Association*

The Articles, which were adopted pursuant to a special resolution of QinetiQ passed on 24 January 2006 as the new articles of association of the Company conditional upon Admission, contain (among others) provisions to the following effect:

(A) Variation of rights

(1) Subject to the provisions of the Act, rights attached to any class of shares may be varied or abrogated in such manner (if any) as may be provided by those rights, or in the absence of any provision, either with the consent in writing (or by means of electronic communication if the directors so permit) of the holders of three-quarters in nominal value of the issued shares of that class (excluding any such shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any separate class meeting, the necessary quorum is two or more persons together holding or representing by proxy at least one third in nominal value of the issued shares of the class in question (excluding any such shares held as treasury shares), but at any adjourned meeting, any person holding shares of the class in question (other than treasury shares) or his proxy is a quorum.

(2) If QinetiQ purchases any of its own shares, or holds such shares as treasury shares, the rights attached to those shares are deemed not to be varied (unless expressly provided otherwise by the rights attached to those shares).

(3) Amendment of the effect of, or removal of the following provisions of, the Articles will be deemed to be a variation of the rights attaching to the Special Share and require the written consent of the Special Shareholder:

(a) the definitions of "Compliance Committee", "Compliance Guidelines", "Compliance Principles", "Compliance System", "Control", "Crown", "QinetiQ Consolidated Group", "QinetiQ Controlled Group", "Special Share", "Special Shareholder" and "Strategic Assets"; or

(b) any other reference in the articles to the MOD, to the Special Share, the Special Shareholder or to the Compliance Committee.

(4) Failure to comply with any of the rights contained in the Articles relating to the Special Share will be deemed to be a variation of the Special Shareholder's rights.

(B) Transfer of Ordinary Shares

(1) Certificated shares may be transferred by an instrument of transfer in any usual form or in any other form which the directors approve. The instrument of transfer shall be signed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. Where any class of shares is a participating security, title to uncertificated shares of that class (as recorded on an operator register of members) may be transferred by means of the relevant system but such a transfer may not be in favour of more than four transferees.

(2) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in such a share from taking place on an open and proper basis (where such a share is listed on the Official List).

(3) The directors may also refuse to register a transfer of a certificated share unless the duly stamped instrument of transfer:

(a) is lodged at the registered office of QinetiQ (or such other place as appointed by the directors), and (except in the case of a transfer by a financial institution where a certificate has not been issued) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the directors may reasonably require;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(4) The directors may refuse to register a transfer of an uncertificated share to a person who is to hold it thereafter in certificated form where QinetiQ is entitled to refuse to register the transfer (or is excepted from the requirement) under the Uncertificated Securities Regulations 2001.

(5) If the directors refuse to register a transfer of a share, they shall send notice of the refusal to the transferee within two months after (a) the date on which the transfer was lodged with QinetiQ (in the case of a certificated share) or (b) the date on which the operator-instruction was received by QinetiQ (in the case of an uncertificated share).

(6) Subject to the Uncertificated Securities Regulations 2001, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

(7) No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

(8) QinetiQ may retain any registered instrument of transfer. Any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when the notice of the refusal is given.

(9) Nothing in the Articles precludes the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

(C) Special Share

(1) The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). The directors must register any transfer of the Special Share within seven days.

(2) The Special Shareholder has the following rights:

(a) *to require QinetiQ to implement and maintain* (*as from the date of adoption of these* articles) the Compliance Regime, so as to make at all times effective its and each member of the QinetiQ Controlled Group's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

(b) *to refer matters to the board of directors or the Compliance Committee for its consideration* in relation to the application of the Compliance Principles;

(c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

(i) may result in circumstances which constitute unacceptable ownership, influence or control over QinetiQ or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(ii) would not or does not ensure the effective application of the Compliance Principles to and/or by all members of the QinetiQ Controlled Group or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

(d) to require the board of directors to take any action (including but not limited to amending the Compliance Principles), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

(e) to exercise any of the powers contained in the articles in relation to the Compliance Committee; and

(f) to demand a poll at any of QinetiQ's meetings (even though it may have no voting rights except those specifically set out in the Articles),

provided that in respect of members of the QinetiQ Controlled Group (other than QinetiQ and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to comply with such rights) this shall only require QinetiQ to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles.

(3) The Special Shareholder is entitled to remove the chairman of the Compliance Committee from the director acting as such by notice in writing if it considers that:

(a) it is necessary to do so to ensure the effective application of the Compliance Principles; or

(b) that the continued tenure of the chairmanship by such individual is or may be contrary to the defence or security interests of the United Kingdom.

The board of directors must then appoint another person (as a director if not already one) and, with the prior approval of the Special Shareholder, as chairman of the Compliance Committee. The removal of the chairman of the Compliance Committee as such will take effect on the date the notice is delivered to QinetiQ's registered office or produced at a meeting of the board of directors.

(4) The Special Shareholder may, subject to the provisions of the Act, require QinetiQ to redeem the Special Share at par (such sum being payable on redemption) at any time by serving written notice on QinetiQ and delivering the relevant share certificate to QinetiQ.

(5) The written consent of the Special Shareholder is required before the following events can take place:

(a) the disposal or destruction of, or voluntary closure of or cessation of any operations conducted by means of, all or any part of, a Strategic Asset by QinetiQ or any other member of the QinetiQ Controlled Group (other than disposal of all or any part of a Strategic Asset by QinetiQ or any other member of the QinetiQ Controlled Group if and to the extent that the pre-emption right referred to in paragraph (6)(a) below is not exercised); and

(b) the entering into of any agreement by, or the permitting of, any member of the QinetiQ Controlled Group to undertake any of the matters restricted by paragraph (a) above.

(6) The Special Shareholder has a right to acquire the Strategic Assets in the event that:

(a) QinetiQ wants to sell or otherwise dispose of such Strategic Assets; or

(b) any member of the QinetiQ Controlled Group with an interest in such Strategic Assets ceases to be a member of the QinetiQ Controlled Group without the prior written consent of the Special Shareholder; or

(c) the Special Shareholder determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over QinetiQ and/or QinetiQ Limited and/or QinetiQ Holdings Limited and/or any other member of the QinetiQ Controlled Group which has an interest in a Strategic Asset contrary to the defence or security interests of the United Kingdom; or

(d) QinetiQ and/or QinetiQ Limited and/or QinetiQ Holdings Limited and/or any other member of the QinetiQ Controlled Group with an interest in such Strategic Assets goes into liquidation, or has an administrator, receiver, manager or administrative receiver appointed over the whole or any part of its assets or undertaking, or a petition is presented or a resolution is passed for the liquidation or administration of any such company or any steps are taken with a view to any kind of composition, scheme, compromise or arrangement involving any such company and its creditors generally.

The consideration payable by the Special Shareholder for the sale of such Strategic Assets shall be determined in accordance with agreements in writing between QinetiQ and the Special Shareholder from time to time.

(7) If an attempt is made to vary the rights attaching to the Special Share, to engage in any activity in breach of the Special Shareholder's rights or to approve any of the events listed in paragraph (5)(a) above, on an ordinary resolution the Special Shareholder will have no less than one vote more than the total number of all other votes cast and, on a special resolution, it will have no less than one vote more than 25 per cent. of the total votes cast.

(8) In relation to each entity or arrangement which is a member of the QinetiQ Controlled Group, QinetiQ will, in relation to itself and any of its wholly-owned subsidiaries incorporated in the United Kingdom and in relation to any other member of the QinetiQ Controlled Group, do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles. QinetiQ will also in relation to itself and any of its wholly-owned subsidiaries incorporated in the United Kingdom and, in relation to any other member of the QinetiQ Controlled Group, will do all that a reasonable person reasonably could do to procure that any entity or arrangement which becomes a member of the QinetiQ Controlled Group after the date of adoption of the Articles is established on terms which give the directors the right to require that the entity or arrangement conducts itself in accordance with the provisions in the Articles relating to the Special Share and the Compliance Committee. QinetiQ shall not place work with a member of the QinetiQ Consolidated Group over which it does not have control in order to avoid the application of the Compliance Principles to that work.

(9) The Special Share entitles the Special Shareholder to require certain persons who hold (together with any person acting in concert with them) a material interest in QinetiQ to dispose of some or all of their Ordinary Shares. For these purposes, a "material interest" means an interest in: (i) 3 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest would, in the Special Shareholder's opinion, be contrary to the defence or security interests of the United Kingdom; or (ii) 10 per cent. or more of QinetiQ's issued Ordinary Shares where the relevant interest gives rise, in the opinion of the Special Shareholder, to a material conflict of interest by reason of the fact that the relevant person or any of their associates are engaged (whether directly or indirectly) in: (a) certain defence manufacturing activities; or (b) other activity which the Special Shareholder believes is likely to result in a breach of the Compliance Principles. A person's interest in QinetiQ would, for these purposes, be aggregated with that of any other person or persons with whom they are "acting in concert" for the purposes of the City Code. Where a person falls within (i) above, the Special Shareholder can require that person to dispose of all his Ordinary Shares and where a person falls within (ii) above, the Special Shareholder can require that person to dispose of a proportion of his Ordinary Shares so that he no longer holds a 10 per cent. interest. Any person required by the Special Shareholder to dispose of Ordinary Shares must consult with the Company with a view to ensuring that such disposal does not disturb

the operation of an orderly market in the shares of the Company, and must effect any such disposal in a way which does not have such effect. If any person required by the Special Shareholder to dispose of Ordinary Shares fails to do so, the Special Shareholder is entitled to require the directors to dispose of such Ordinary Shares on behalf of such persons at the best price reasonably obtainable by the directors on the day or days on which the directors make such a disposal.

(D) Compliance Committee

(1) The Compliance Committee will be chaired by a non-executive director nominated by the board of directors and approved by the Special Shareholder. It will be comprised of its chairman and at least one other non-executive director nominated by its chairman.

(2) The board of directors will nominate a senior executive, to be known as the "Compliance Implementation Director", to be responsible for the effective application of the Compliance Regime within the QinetiQ Controlled Group and another senior executive, to be known as the "Compliance Audit Director", to be responsible for auditing the effective application of the Compliance Regime within the QinetiQ Controlled Group and to report on such audits to the Compliance Committee. The Compliance Committee can ask either or both of these senior executives, or any personnel of any member of the QinetiQ Controlled Group, to attend any part of a meeting of the Compliance Committee.

(3) The Special Shareholder shall be entitled to appoint one person to act as an observer to the Compliance Committee and to remove and replace any such person from time to time.

(4) The Compliance Committee will meet quarterly during each financial year and additionally as required.

(5) The Compliance Committee will report on the effectiveness of the Compliance Regime in ensuring the application of the Compliance Principles in the Company's annual report and accounts.

(6) For the avoidance of doubt, if at any time, a member of QinetiQ Consolidated Group has established and continues to have an operating compliance committee with the same functions as those proscribed by the provisions in the Articles relating to the Compliance Committee, that compliance committee shall be deemed to be the Compliance Committee for the purposes of the Articles.

(E) Alteration of capital

(1) QinetiQ may by ordinary resolution:

(a) increase, consolidate and divide or, subject to the provisions of the Act, sub-divide all or any part its share capital;

(b) determine that, as between shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of shares so cancelled.

(2) Subject to compliance with the terms of any such resolution, the directors may settle as they see fit any difficulty arising in regard to any consolidation or division.

(3) Subject to the provisions of the Act, QinetiQ may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

(4) Subject to the Act and the requirements of the FSA, the Company may purchase its own shares (including redeemable shares).

(F) General meetings

(1) Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 days clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice. The notice shall specify the place, the day and the time of the meeting and the general nature of

the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of the Articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share as a consequence of the death or bankruptcy of a member and to the directors and auditors of QinetiQ.

(2) No business shall be transacted at any meeting unless the requisite quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

(3) A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in QinetiQ held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in QinetiQ conferring a right to vote at the meeting which are held as treasury shares); or

(e) by the Special Shareholder.

(G) Votes of members

Subject to the rights and restrictions attached to any shares and the provisions of the Act:

(1) on a show of hands, every member present in person (being an individual) or by a duly authorised representative (in the case of a corporation) shall have one vote; and

(2) on a poll, every member shall have one vote for every share (other than the Special Share) of which he is the holder,

provided that no member shall be entitled to vote (either in person or by representative or by proxy) in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

(H) Directors

(1) Unless otherwise determined by QinetiQ by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than twenty.

(2) A director shall not require a share qualification.

(3) Unless otherwise determined by QinetiQ by ordinary resolution, each of the directors (other than an alternate director) shall be paid a fee (determined by the directors) for his services in the office of director which shall be deemed to accrue from day-to-day (not exceeding £500,000 per annum in aggregate in respect of all of the non-executive directors, other than the Chairman, or any larger amount decided by QinetiQ by ordinary resolution). Such a fee shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to other provisions of the Articles.

(4) The directors may also be paid all reasonable travelling, hotel and other expenses properly incurred by them in connection with the discharge of their duties as directors.

(5) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

(6) The directors shall restrict the borrowings of QinetiQ and exercise all powers of control exercisable by QinetiQ in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding certain amounts borrowed by any member of the Group from any other member of the Group) shall not at any time, save with the previous sanction of an ordinary resolution of QinetiQ, exceed an amount equal to three times the aggregate of:

(a) the amount paid up on the share capital of QinetiQ; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of QinetiQ and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of QinetiQ since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group. For the avoidance of doubt any balance representing QinetiQ's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for these purposes.

(7) The directors may appoint one or more of their number to the office of managing director or to any other executive office under QinetiQ and for such term, at such remuneration and on such other conditions as the directors think fit, subject to the provisions of the Act. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and QinetiQ.

(8) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with QinetiQ or in which QinetiQ is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by QinetiQ or in which QinetiQ is otherwise interested; and

(c) shall not, by reason of his office, be accountable to QinetiQ for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

A director shall not be treated as being interested in any matter by reason of the interests, direct or indirect, of any shareholder that nominated that director.

(9) A general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified. An interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

(I) Appointment and retirement of directors

(1) At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire at either of them, shall retire from office by rotation. A retiring director shall be eligible for reappointment. Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire under the preceding provision of this article shall also retire from office and shall be eligible for reappointment.

(2) If at that annual general meeting QinetiQ does not fill the vacancy of the retiring director, then he shall, if willing to act, be deemed to have been re-appointed, unless it is resolved at the meeting not to fill the vacancy or a resolution for the re-appointment of the director is put to the meeting and lost. If not re-appointed at such a meeting, such a director shall retain office until the meeting elects someone else in his place or, if it does not do so, until the end of the meeting.

(3) No person other than a director retiring at the meeting shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or re-appointment has been given to QinetiQ of the intention to propose that person for appointment or re-appointment, stating the particulars which would, if he were appointed or re-appointed, be required to be included in QinetiQ's register of directors, together with notice executed by that person of his willingness to be appointed or re-appointed.

(4) At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it. A motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

(5) QinetiQ may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. The directors may also appoint such a person, but a director so appointed shall retire at the next annual general meeting and shall then be eligible for re-appointment.

(6) Without prejudice to the provisions of the Act, QinetiQ may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and QinetiQ) and, subject to the Articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or re-appointed a director.

(7) The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to QinetiQ; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing, or by using electronic communications, by all the other directors to resign.

(8) There is no age limit for directors.

(J) Directors' gratuities and pensions

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with QinetiQ or with any body corporate which is or has been a subsidiary of QinetiQ or a predecessor in business of QinetiQ or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse or civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(K) Dividends

(1) Subject to the provisions of the Act, QinetiQ may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. The Special Shareholder is not entitled to a dividend in respect of the Special Share.

(2) Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of QinetiQ available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

(3) Subject to the provisions of the Act and except as otherwise provided by the Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. An amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

(4) A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

(5) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where QinetiQ is authorised to do so by or on behalf of the holder or joint holders, in such manner as QinetiQ may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of, or to the person or persons entitled, or to such other person as the person or persons entitled may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such

direct debit or bank transfer or, in respect of shares in uncertified form, the making of payment by means of a relevant system, shall be a good discharge to QinetiQ.

(6) QinetiQ may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder;

but, subject to the provisions of the Articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

(7) No dividend or other money payable in respect of a share shall bear interest against QinetiQ, unless otherwise provided by the rights attached to the share.

(8) Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by QinetiQ.

(9) The directors may, with the authority of an ordinary resolution of QinetiQ, offer any holders of Ordinary Shares the right to elect to receive ordinary shares ("New Ordinary Shares"), credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to New Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange as derived from the Daily Official List, for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit;

(d) the directors shall, after determining the basis of allotment, notify the holders of Ordinary Shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective;

(e) the directors may exclude from any offer any holders of Ordinary Shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(f) the dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("the Elected Ordinary Shares") and instead additional Ordinary Shares shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose, the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in

paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the Elected Ordinary Shares on that basis;

(g) the directors shall not proceed with any election unless QinetiQ has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(h) the additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted; and

(i) the directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with QinetiQ providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

(L) Indemnity

(1) Subject to the provisions of the Act, QinetiQ may, to the maximum extent permitted by law:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to QinetiQ or any associated company (a "Claim"), and pay the reasonable legal and other expenses incurred by the director in defending any Claim (whether in relation to civil or criminal proceedings) on an "as incurred basis"; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to QinetiQ or any associated company, to the extent that such insurance can be obtained at such cost and on such terms as the board considers to be reasonable.

(M) Winding Up

The directors have the power in the name and on behalf of QinetiQ to present a petition to the court for QinetiQ to be wound up. If QinetiQ is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members *in specie* the whole or any part of the assets of QinetiQ and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

5.3 Articles of Association of QinetiQ Holdings Limited and QinetiQ Limited

QinetiQ Holdings Limited and QinetiQ Limited have both issued a redeemable preference share with special rights to the MOD. These special shares have rights that correspond to the rights attached to the Special Share as described in paragraph 5.2(C) above (other than rights to require persons with a material interest to dispose of such interest (as described in paragraph 5.2(C)(9) above)) and in relation to the Compliance Committee (as described in paragraph 5.2(D) above)).

6. DIRECTORS' AND SENIOR MANAGEMENT'S INTERESTS

6.1 Business address

The business address of each of the Directors and Senior Management is c/o QinetiQ Group plc, Cody Technology Park, Farnborough, Hampshire, GU14 0LX, United Kingdom.

6.2 Other directorships

Save as set out below, the Directors and Senior Management have not:

- been a member of any partnerships; or

- held any directorships of any other company (other than companies within the QinetiQ Group and companies which are subsidiaries of companies of which those persons are also directors),

at any time in the last five years prior to the date of this document:

	Current directorships and partnerships	Former directorships and partnerships
Sir John Chisholm	—	Expro International Group plc, Bespak Group plc, The Society of British Aerospace Companies Ltd.
Graham Love	Sugar Baker Properties Ltd, Racing Green Performance Ltd, Racing Green Cars Ltd, Arden (UK) Ltd, Nora the Magic Tree Film Partnership	Speedshift Ltd, QS4 Ltd, QS4 Group Ltd
Doug Webb	—	Logica GmbH, Logica AB
Sir David Lees	Tate & Lyle plc, Brambles Industries plc, Brambles Industries Ltd, Royal Opera House Covent Garden Ltd, Royal Opera House Pension Trustee Ltd, Royal Opera House Covent Garden Trading Ltd, Royal Opera House Endowment Fund (Nominees) Ltd	GKN plc, GKN Holdings plc
Nick Luff	Peninsular and Oriental Steam Navigation Company, P&O Pension Funds Investments Ltd, MNOPF Trustees Ltd, P&O Overseas Holdings Ltd, P&O Finance plc	Royal P&O Nedlloyd NV, P&O Princess Cruises plc, P&O Princess Ltd, Princess Cruises Ltd, P&O Princess Cruises Pension Trustee Ltd, ACL Cruises Ltd, Aida Cruises Ltd, P&O Cruises Australia Ltd, P&O Princess America Holdings Ltd, P&O Princess Cruises International Ltd, Princess Tours Ltd, Seetours Ltd, Silsub Ltd, Sunshine Shipping Corporation Ltd, Princess Cruises (Shipowners) Ltd, P&O Nedlloyd Container Line Ltd
Dr Peter Fellner	Argentium Research Ltd, Bell Street Management Company Ltd, Astex Therapeutics Ltd, Vernalis plc, Isis Innovation Ltd, UCB SA, Evotec AG, Bespak plc	Celltech Group plc, Synaptica Ltd, Ionix Pharmaceuticals Ltd
Noreen Doyle	Credit Suisse Group (Zurich), Newmont Mining Corporation	Budapest Bank, BNP Dresdner Bank
Glenn Youngkin	ABC Beverage Corporation; ABC Beverage Management Inc.; ABC Beverage Manufacturers Inc.; American Bottling Holdings Inc.; AmTrans Inc.; Beverage Management Inc.;	Imagitas Inc, MPI Holdings LLC (EMP), LSI Holdings Inc., InSight Health Services Corporation

Current directorships and partnerships	Former directorships and partnerships
Carlyle (Europe) Acquisition Limited; Carlyle Acquisitions Limited; Carlyle Financial Investments Limited; Carlyle Investment GP Corporation; CECP Investment Advisors Limited; The Carlyle Group Espana, SL; Dr Pepper Bottling Company of Texas; Dr Pepper/Seven Up Bottling Group LP; Dr Pepper/Seven Up Bottling Group, Inc.; Forgings International Holdings 1 Limited; Forgings International Holdings 2 Limited; Forgings International Holdings 3 Limited; Forgings International Holdings Limited; Forgings International Limited; KEC Acquisitions Corporation; Kuhlman Electric Corporation; Seven Up Enterprises Inc.; Seven-Up/RC Bottling Company of Southern California Inc.; The American Bottling Company; RIVR Acquisition BV (Petroplus); Britax Childcare Holdings Limited; TCG Holdings, LLC; TCG Holdings II, LP; TCG Holdings Cayman L.P.; TCG Holdings Cayman II, L.P.; TCG Vasca Coinvestment, LLC; Carlyle Realty Coinvestment II LP; Carlyle Group 1998 Equity Pool, LLC; Carlyle Venture Coinvestment, LLC; Carlyle-UDLP Partners, LP; Carlyle-LSS Partners, L.P.; Carlyle-Elgar Partners, L.P.; Carlyle Europe Coinvestment LP ;Carlyle Europe Real Estate Coinvestment, LP; Carlyle Europe Venture Coinvestment, LP; Carlyle High Yield Partners, Limited; Carlyle High Yield Partners II, Limited; Carlyle High Yield Partners III, Limited; Carlyle High Yield Partners IV, Limited; Carlyle High Yield Partners V, Limited; Carlyle High Yield Partners VI, Limited; Carlyle High Yield Partners VII, Limited; Carlyle Investment Management LLC; Carlyle Loan Opportunity Fund; Tiger Key Acquisition, LP; Key	

	Current directorships and partnerships	Former directorships and partnerships
	Automotive Group, LLC; Carlyle Menam Investors LP; Carlyle FIS Acquisition Company LLC; Carlyle Realty Investment Holdings; CEVP Coinvestment LP; CEP Coinvestment, LP; Carlyle Offshore Partners II, Limited; Carlyle Credit Partners; CIPA Investment Holdings LP; Carlyle Realty Investment Holdings II LP; Carlyle Realty Coinvestment II, LP; CP II Investment Holdings LP; Guadalupe Partners LLC; Corolla Partners LLC	
Colin Balmer	Coombe Wood Golf Club Ltd	—
Philip Odeen	Northrop Grumman Corp, Avaya Inc., Convergys Corp, The Reynolds and Reynolds Company, AES Corporation	Washington Gas Light Inc., TRW Automotive Holdings Corp, The Relizon Company
Hal Kruth	Quintel (UK) Ltd, QS4 Group Ltd	pSiMedica Ltd; Holographic Imaging Inc., Discern Communications Inc., AlertSoft Inc., Polyfuel Inc.
Andrew Sleigh	The Society of British Aerospace Companies Ltd	—
Lynton Boardman	Metrix UK Ltd	Cambridge Wheat Breeders Ltd, New Farm Crops Ltd, Plant Protection Ltd, Plant Science Ltd, Syngenta Bioline Ltd, Syngenta Bioline Production Ltd, Syngenta Crop Protection UK Ltd, Syngenta Epsilon Ltd, Syngenta Europe Ltd, Syngenta Grimsby Ltd, Syngenta Holdings Ltd, Syngenta Ltd, Syngenta Seeds Ltd, Syngenta Theta Ltd, Syngenta Treasury Services Ltd

6.3 Interests of Directors and Senior Management in share capital

The interests (all of which are beneficial unless otherwise stated) of the Directors and Senior Management in the issued share capital of QinetiQ were as at the date of this document, and are expected to be immediately following: (i) the operation of the Ratchet; and (ii) Admission, as follows:

	As at the date of this document				Immediately after the operation of the Ratchet					On Admission(1)(2)(3)	
Director/Senior Management	Convertible non-voting A ordinary shares of £1	Convertible non-voting B ordinary shares of £1	Convertible non-voting C ordinary shares of £1	Non-voting D ordinary shares of £1	Convertible non-voting A ordinary shares of £1	Convertible non-voting B ordinary shares of £1	Convertible non-voting C ordinary shares of £1	Non-voting D ordinary shares of £1	Percentage of issued ordinary share capital(%)	Number of Ordinary Shares	Percentage of issued Ordinary Share Capital(%)
Sir John Chisholm	920	80	—	129,500	356.42	34.05	—	129,500	2.27	12,989,047	1.98
Graham Love	920	80	—	106,375	356.42	34.05	—	106,375	1.86	10,676,547	1.63
Doug Webb	—	—	10,000	—	—	—	7,249	—	0.13	616,165	0.09
Sir David Lees	—	—	—	—	—	—	—	—	—	—	—
Nick Luff	—	—	—	—	—	—	—	—	—	—	—
Dr Peter Fellner	—	—	—	—	—	—	—	—	—	—	—
Noreen Doyle	—	—	—	—	—	—	—	—	—	—	—
Glenn Youngkin	—	—	—	—	—	—	—	—	—	—	—
Colin Balmer	—	—	—	—	—	—	—	—	—	—	—
Philip Odeen	—	—	—	—	—	—	—	—	—	—	—
Hal Kruth	—	—	—	69,375	—	—	—	69,375	1.21	5,896,875	0.90
Andrew Sleigh	920	80	—	32,375	356.42	34.05	—	32,375	0.57	2,785,065	0.43
Lynton Boardman	—	—	13,875	—	—	—	10,058	—	0.18	854,930	0.13

(1) Assumes that there are 81,081,081 Ordinary Shares in issue following the Global Offer (assuming that: (i) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements; (ii) all Ordinary Shares under the US Priority Offer are acquired and; (iii) the Offer Price is at the mid-point of the Price Range).

(2) Does not include Ordinary Shares issued as free shares under the free share arrangements or share awards made on or after Admission under QinetiQ's Employees' Share Schemes described below.

(3) Assumes that each of Doug Webb, Hal Kruth, Andrew Sleigh and Lynton Boardman sell 108,735, 1,040,625, 491,482, 150,870 Ordinary Shares respectively.

The interests of the Directors and Senior Management together represent approximately 1.70 per cent. of the issued share capital of QinetiQ as at the date of this document and (based on the assumptions at notes (1), (2) and (3) above) are expected to represent approximately 5.17 per cent. of the issued Ordinary Share capital of QinetiQ immediately after Admission.

As at the date of this document, the Directors, together with Senior Management and all other employees of the QinetiQ Group, were potential beneficiaries in respect of a total of 368 unallocated non-voting A ordinary shares in QinetiQ, 32 unallocated convertible non-voting B ordinary shares in QinetiQ and 16,460 unallocated convertible non-voting C ordinary shares in QinetiQ held by the trustee of the 2002 employee benefit trust.

As at the date of this document, the following Directors and members of Senior Management held options over convertible B ordinary shares of 1 penny each in QinetiQ under the Share Option Scheme:

Name	Date of grant	Exercise price (in pence)	First date exercisable	Normal lapse date where options become exercisable on Admission	Number of convertible B Ordinary shares of 1 penny each in QinetiQ under option	Number of Ordinary Shares under option following share reorganisation[(1)]
Sir John Chisholm	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702
Graham Love	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702
Doug Webb	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702
Hal Kruth	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702
Andrew Sleigh	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702
Lynton Boardman	25.07.2003	100	Admission or trade sale	24.07.2013	40	1,702

(1) Options will be adjusted following the reorganisation of QinetiQ's share capital described in paragraph 4.4(F) of this Part XVII conditional on Admission and so as to become effective immediately prior to Admission so that outstanding options will be over Ordinary Shares.

It is anticipated that the following options and awards will be granted under the Employees' Share Schemes in connection with Admission (and will lapse or will not be granted if Admission does not take place) to the Directors and Senior Management listed below.

New Share Option Scheme

Name	Such number of Ordinary Shares having the monetary value set out below[(1)]
Doug Webb	£510,000
Philip Odeen	£156,069
Lynton Boardman	£120,000

(1) The actual number of Ordinary Shares under option, to be granted following Admission, will be calculated using the average market value of Ordinary Shares on the five dealing days before the date of grant (which shall be the exercise price), adjusted in each case for Philip Odeen to take into account the requirements for US non-qualifying stock options and incentive stock options.

Share Incentive Plan (SIP)

Name	Such number of Ordinary Shares having the monetary value set out below[(1)]
Sir John Chisholm	£500
Graham Love	£500
Doug Webb	£500
Philip Odeen[(2)]	£500
Hal Kruth	£500
Andrew Sleigh	£500
Lynton Boardman	£500

(1) The actual number of Ordinary Shares under award (rounded to the nearest whole number) will be calculated by dividing the monetary value set out above by the Offer Price.

(2) It is anticipated that free shares will be awarded to Phil Odeen under the Stock Award Plan for employees in the US and that the number of Ordinary Shares receivable by him will be reduced where necessary to take account of any required tax withholding liabilities.

Save as disclosed above, none of the Directors or members of the Senior Management has any interest (beneficial or non-beneficial) in the share capital of QinetiQ or any of its subsidiaries.

Details of the restrictions agreed by the Directors and members of the Senior Management on the disposal of their holdings in the share capital of QinetiQ are set out in paragraph 17.2 of this Part XVII.

6.4 **Confirmations and conflicts of interest**

Confirmations

At the date of this document, none of the Directors or members of the Senior Management has:

- any convictions in relation to fraudulent offences for at least the five years prior to the date of this document;
- been a member of the administrative, management, supervisory body or senior management of a company associated with any bankruptcies, receiverships or liquidations for at least the five years prior to the date of this document; or
- been subject to any official public incrimination and/or sanctioned by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory body of a company or from acting in the management or conduct of the affairs of any company for at least the five years prior to the date of this document.

There are no family relationships between any of the Directors or Senior Management.

Conflicts of interest

The Directors nominated by the UK Government and Carlyle are Colin Balmer and Glenn Youngkin, respectively. From time to time potential conflicts of interest may arise between the duties owed by such Directors to QinetiQ, and their respective duties to the UK Government and Carlyle. The Shareholder Relationship Agreement includes certain safeguards to address conflicts which arise between duties owed by the UK Government and Carlyle nominated Directors to QinetiQ and their respective duties to the UK Government and Carlyle. In particular, Directors cannot vote on certain matters in which the shareholder appointing them has an interest (although they may in certain circumstances be able to participate in Board discussions on the subject) including litigation or claims involving the shareholder responsible for their appointment and QinetiQ.

Except as set out above in relation to Colin Balmer and Glenn Youngkin, no Director or member of Senior Management has any potential conflict of interest between his or her duties to QinetiQ and his or her private interests or other duties.

Transactions with Directors

No Director or member of Senior Management has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is, or was, significant in relation to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year, and remains in any respect outstanding or unperformed.

There are no outstanding loans granted by QinetiQ or any Group company to any of the Directors nor has any guarantee been provided by QinetiQ or any Group company for their benefit.

Director appointment arrangements

Under the Shareholder Relationship Agreement, the MOD and Carlyle are each entitled to nominate any one person to be appointed as a non-executive director of QinetiQ for so long as it does not dispose of any Ordinary Shares and thereafter for so long as it holds at least 10 per cent. of QinetiQ's issued Ordinary Shares (excluding Ordinary Shares held in treasury). If either the MOD or Carlyle sells any Ordinary Shares (save for a disposal to a Crown representative or a disposal made under the Global Offer or in connection with the Over-allotment Arrangements) and ceases to hold at least 10 per cent. of QinetiQ's issued Ordinary Share capital (excluding Ordinary Shares held in treasury) its appointment rights fall away. The Shareholder Relationship Agreement also includes a protocol to be observed in relation to any director appointed by the MOD or Carlyle in relation to potential conflicts of interest and confidential information.

Except as set out in the Shareholder Relationship Agreement, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any Director or member of Senior Management was selected as a director or senior manager (as the case may be).

7. SUMMARY OF REMUNERATION AND BENEFITS

A summary of the amount of remuneration paid to the Directors and Senior Management (including any contingent or deferred compensation) and benefits in kind for the financial year ended 31 March 2005 is set out in the table below. The Directors and Senior Management are categorised in their positions as at 31 March 2005 for these purposes. Sir David Lees, Noreen Doyle and Philip Odeen are not included because they were appointed after 31 March 2005:

	Notes	Salary/fees	Bonus[a]	Benefits in respect of prior periods	Benefits[e]	Total 2005
		£	£	£	£	£
Executive directors						
Sir John Chisholm		295,000	147,500	169,980[i]	49,641[f]	662,121
Graham Love		242,000	152,500		58,400[h]	452,900
Hal Kruth	(j)	204,167	61,500		108,598[g]	374,265
Non-executive directors						
Nick Luff	(n)	26,346				26,346
Dr Peter Fellner	(c)	17,500				17,500
Glenn Youngkin	(b)	—				—
Dame Pauline Neville-Jones	(l)	135,000				135,000
Sir Denys Henderson	(l)	35,000				35,000
Colin Balmer	(b)	—				—
Richard Gillingwater	(b)(m)	—				—
Trevor Woolley	(b)(m)	—				—
Former directors						
Jonathan Symonds	(d)	14,583				14,583
Senior management						
Doug Webb	(k)	148,333	55,000		10,599	213,932
Andrew Sleigh		142,333	11,500		11,564	165,397
Lynton Boardman		107,000	37,100		13,723	157,823
Total		1,367,262	465,100	169,980	252,525	2,254,867

Notes:

(a) Includes performance bonuses approved, but not paid, in the financial period.

(b) *Does not receive fees for non-executive director appointment.*

(c) Appointed as a non-executive director on 29 September 2004.

(d) Resigned on 30 June 2004.

(e) Benefits apart from pensions.

(f) Includes life insurance, health insurance, car and chauffeur benefits.

(g) Payment includes a one-off sum of £100,000 in compensation for relinquishing a carried interest in the Venture Fund and payments for life insurance, health insurance and tax return fees.

(h) Includes cash car allowance of £10,000 and £48,400 in lieu of pension contribution.

(i) The year ended 31 March 2005 includes an amount equal to the tax on the pension contribution of £28,335 in respect of the year ended 31 March 2005 and £169,980 relating to the years ended 31 March 2004 and 31 March 2003. These payments, whilst made in the year ended 31 March 2005, cover benefits applicable for the three years ended 31 March 2005.

(j) Resigned as an executive director on 12 September 2005.

(k) Appointed as an executive director on 12 September 2005.

(l) Resigned on 12 September 2005

(m) Resigned on 18 January 2006.

(n) Appointed as a non-executive director on 30 June 2004.

The aggregate amount set aside by the Group to provide pension, retirement or similar benefits in relation to directors and senior management in the last financial year (ended 31 March 2005) was £200,000.

8. DIRECTORS' TERMS AND CONDITIONS

8.1 Executive Directors

Service agreements applicable during the last financial year (ended 31 March 2005)

During the last financial year (ended 31 March 2005), two of the Executive Directors, Sir John Chisholm (Chairman) (formerly Chief Executive Officer) and Graham Love (Chief Executive Officer) (formerly Chief Financial Officer) were employed by QinetiQ Holdings Limited (formerly QinetiQ Group plc, the holding company prior to the PPP Transaction), under service agreements dated 29 June 2001. Doug Webb (Chief Financial Officer) (formerly Group Financial Controller) was employed by QinetiQ Limited under a service agreement dated 6 June 2003 but was not at that time a member of the board of QinetiQ Holdings Limited (formerly QinetiQ Group plc, the holding company prior to the PPP Transaction).

The service agreements for Sir John Chisholm and Graham Love provided that the notice required from the employing company to terminate the employment was 12 months and the notice required from the individual was six months. In Doug Webb's service agreement, the notice required to be given to terminate employment was six months from the employing company and three months from Mr Webb.

The relevant employing company had the right to elect to terminate the employment of the Executive Directors without notice by making a payment in lieu of notice equivalent to the sum that would have been payable to the relevant Executive Director as gross salary (including bonus, car allowance, contributions to the pension scheme and any other benefits) had he worked out the remainder of his notice period. Eligibility for any bonus payment during this period was to be determined by the Remuneration Committee.

Save as set out below in relation to the Employees' Share Schemes, there are no provisions relating to the Executive Directors' employment entitling them to payment on a change of control of the company that employs them.

The employment of the Executive Directors was terminable with immediate effect if the relevant Executive Director:

- seriously or persistently breached the terms of his service agreement; or
- brought himself or any group company into disrepute; or
- refused to carry out duties assigned to him; or
- became prohibited by law from being a director,

and was stated to terminate automatically on the relevant Executive Director's sixtieth birthday.

The Executive Directors were entitled to receive the following benefits under the terms of their service agreements:

- basic salary, as set out in paragraph 7: "Summary of Remuneration and Benefits" of this Part XVII;
- eligibility to participate in a bonus scheme on the basis of the Executive Director's achievement of specific objectives and business performance measured by key performance indicators, as approved by the Remuneration Committee;
- with the exception of Graham Love, entitlement to become (and remain) a member of the QinetiQ Pension Scheme;
- in the case of Mr Love, eligibility for a further 20 per cent. of salary in lieu of participation in the QinetiQ Pension Scheme;
- entitlement to six weeks' holiday per annum (save in the case of Mr Webb, who was entitled to five weeks' holiday per annum); and
- other customary benefits (including permanent health insurance and a company car or, in the cases of Mr Love and Mr Webb, a car allowance of £10,000, reviewable annually).

Save as set out above, there were no specific provisions in the relevant service agreements providing for benefits on termination of employment.

Current service agreements

Since the end of the last financial year (ended 31 March 2005), the Executive Directors have entered into service agreements with QinetiQ, replacing the service agreements described above.

The terms of the current service agreements of Sir John Chisholm and of Graham Love are deemed to have taken effect on 1 December 2005. The terms of Doug Webb's current service agreement are deemed to have taken effect on 1 October 2005.

The current service agreements provide that the notice required to terminate the employment of each individual is, in each case, 12 months from either party.

QinetiQ has the right to elect to terminate the employment of the Executive Directors without notice or with less than 12 months' notice by making a payment in lieu of notice equivalent to the sum that would have been payable to the relevant Executive Director as gross salary (including contributions to the pension scheme and the value of any other benefits) had he worked out his notice period or the remainder of it. Eligibility for any bonus payment in respect of this period is at the discretion of the Remuneration Committee. Any such payments in lieu of notice will be made with regard to corporate governance standards at the date of termination, including the option to make such payments in phased instalments over a period of 12 months from the date of termination and to reduce any such payments to take account of the relevant Executive Director's duty to mitigate his loss.

Save as set out below in relation to the Employees' Share Schemes, there are no provisions relating to the Executive Directors' employment entitling them to payment on a change of control of QinetiQ.

The employment of the Executive Directors is terminable with immediate effect if the relevant Executive Director:

- seriously or persistently breaches the terms of his service agreement or of QinetiQ's equal opportunity, health and safety or similar policy; or
- brings himself or any group company into disrepute;
- neglects, fails or refuses to carry out any of his duties;
- becomes prohibited by law from being a director of a company;
- becomes of unsound mind, bankrupt or compounds with his creditors;
- is disqualified from membership of, censured by, or fails to obtain, or ceases to hold, any necessary approvals or qualifications from any professional, regulatory or other body, which prevents him from performing his duties under his service agreement or undermines the confidence of the Board in his continued employment; or
- without the express written consent of the Board resigns from, or fails to offer himself for re-election to, his office as a director of any group company or is disqualified from holding office as a director,

and is stated to terminate automatically on the relevant Executive Director's sixty-fifth birthday (subject to applicable legal requirements).

The Executive Directors are entitled to receive the following benefits under the terms of their service agreements:

- basic annual salary (Sir John Chisholm: £295,000, Graham Love: £295,000 and Doug Webb: £255,000);
- eligibility to participate in a discretionary bonus scheme, as approved by the Remuneration Committee;
- in the case of Sir John Chisholm, until 5 April 2006, a payment into a Funded Unapproved Retirement Benefit Scheme (FURBS) in respect of the portion of his pensionable salary that exceeds the Inland Revenue earnings cap and a cash payment in respect of Sir John Chisholm's tax and National Insurance liability on the payment into the FURBS. After 5 April 2006, contributions to the FURBS will cease and it is envisaged that Sir John Chisholm will receive cash payments equivalent to the contributions which would have been made into the FURBS had it still been in operation and the tax and National Insurance liability thereon;
- with the exception of Graham Love, entitlement to become (and remain) a member of the QinetiQ Pension Scheme;
- in the case of Graham Love, eligibility for a further 20 per cent. of salary in lieu of participation in the QinetiQ Pension Scheme;
- entitlement to six weeks' holiday per annum;
- other customary benefits (including permanent health insurance, membership of a private medical insurance scheme for the relevant Executive Director, his partner and dependent children,

membership of a private health screening scheme and a company car or, in the cases of Graham Love and Doug Webb, a car allowance of £15,000 and £13,000 respectively, reviewable annually).

Save as set out above there are no specific provisions in the Executive Directors' service agreements providing for benefits on termination of employment.

New service agreements

Graham Love and Doug Webb have entered into new service agreements with QinetiQ which are conditional upon, and effective from, Admission, on substantially similar terms to their current service agreements (which they will replace) save that such service agreements include a reference to the lock-up arrangements to which they will be subject. Sir John Chisholm has entered into a new service agreement with QinetiQ which is conditional upon and effective from Admission, on substantially similar terms to his current service agreement (which it will replace), save that it includes a reference to the lock-up arrangements to which he will be subject and provides that his employment will be for a fixed term, which will expire on 30 September 2006. Immediately following this date, Sir John Chisholm will be appointed as a non-executive director of QinetiQ. Further details relating to this appointment are provided in paragraph 8.2 of this Part XVII. Save as set out above, there are no existing or proposed service agreements between any of the Executive Directors and QinetiQ or any of its subsidiaries.

8.2 **Non-executive Directors**

Current letters of appointment

The following Non-executive Directors have entered into letters of appointment with QinetiQ Group plc and with QinetiQ Holdings Limited (as the entities were named at the dates of the appointments), the relevant terms of which are set out below:

- Sir David Lees (letter dated 20 June 2005);
- Nick Luff (letter dated 22 June 2004);
- Dr Peter Fellner (letter dated 25 August 2004); and
- Noreen Doyle (letter dated 26 October 2005).

The terms of appointment and any re-appointment of the above named Non-executive Directors are subject to the articles of association of the relevant group company. The appointments of Dr Fellner and Mr Luff are terminable, in each case, by either party on 12 months' notice. The appointments of Sir David Lees and Ms Doyle are stated to continue until a Sale, Listing or Winding Up, as defined in the articles of association of the relevant group company.

Colin Balmer and Glenn Youngkin were not issued with letters of appointment for the last financial year and did not receive any fees in respect of their appointments (nor do they currently receive any fees in respect of their appointments).

The fees payable to the non-executive directors are reviewable annually. A summary of the fees paid to the Non-executive Directors in respect of the last financial year (ended 31 March 2005) is set out in paragraph 7 of this Part XVII. In the period since the end of the last financial year (ended 31 March 2005), the annual fee payable to each Non-executive Director (other than to Colin Balmer and Glenn Youngkin) has remained at £30,000 (plus an additional fee of £5,000, where relevant, per committee chaired). The fees payable to the Non-executive Directors with effect from 1 February 2006 are as follows:

- Sir David Lees: £50,000 per annum;
- Nick Luff: £40,000 per annum;
- Dr Peter Fellner: £40,000 per annum; and
- Noreen Doyle: £35,000 per annum.
- Sir David Lees, Nick Luff, Dr Peter Fellner and Noreen Doyle are entitled under the terms of their current letters of appointment to an additional fee of £5,000 per committee chaired, plus in the case of Sir David Lees, an additional fee of £5,000 in respect of his role as Senior Independent Non-executive Director. These additional fees, where applicable, are included, in each case, in the fees described above.

New letters of appointment

The Non-executive Directors have entered into new letters of appointment with QinetiQ which are conditional upon, and effective from, Admission. No compensation will be payable in connection with the cancellation of current letters of appointment. Under the terms of the new letters of appointment (which will replace, where applicable, their current letters of appointment), the terms of appointment and re-appointment of all of the Non-executive Directors are subject to the provisions of the Articles. The appointments of Colin Balmer and Glenn Youngkin are subject to the provisions of the Shareholder Relationship Agreement, in addition, which is described in more detail in paragraph 16.11 of this Part XVII. The fees paid to the Non-executive Directors will be set by the Board (with recommendations made by the Remuneration Committee), and will initially be in the amounts described above. Glenn Youngkin is not entitled to fees in respect of his position as a Non-executive Director. Colin Balmer is not entitled to fees in respect of his position as a Non-executive Director for so long as he is an employee of the UK Government. Upon ceasing to be an employee of the UK Government, Mr Balmer will be entitled to an annual fee of £35,000. The appointments of the Non-executive Directors are terminable without notice in accordance with the Articles and do not give rise to any entitlement of the director to compensation in respect of the termination. With effect from 1 October 2006, Sir John Chisholm will be appointed as a non-executive director of QinetiQ and Chairman of the Board. Under the terms of this subsequent appointment, which will be subject to the provisions of the Articles, Sir John Chisholm will be entitled to receive an annual fee at a rate to be notified to him by the Remuneration Committee of not less than £200,000 and to the use of a company car. Sir John Chisholm's subsequent appointment is presently anticipated to continue (subject to the provisions of the Articles, his re-election at the annual general meeting of the Company in 2007, and to continued satisfactory performance by him) until one month after the publication of the half-year results for QinetiQ's financial year ending 31 March 2008. However, it is envisaged that the term of the appointment will be reviewed by the Nomination Committee during the course of 2007 and, under the terms of the letter of appointment, the Board may agree with Sir John Chisholm that he will serve as a director until a later date.

In addition to the fees and benefits mentioned above, QinetiQ will reimburse all expenses reasonably incurred by the Non-executive Directors in the proper performance of their duties and has in place directors' and officers' liability insurance and public offerings of securities insurance cover. Save as set out above, there are no existing or proposed letters of appointment between any of the Non-executive Directors and QinetiQ or any Group company.

8.3 Directors' indemnity

All of the Directors have been granted indemnities by the Company to the maximum extent permitted by sections 309A and 309B of the Act (including the right to recover costs on an "as incurred" basis), save that such indemnities will not apply to the extent that any recovery is made under any policy of insurance or if the relevant Director or Directors is or are in breach of obligations in relation to the conduct of claims.

9. EMPLOYEES

As at 30 September 2005, the Group had approximately 11,394 employees. The average number of Group employees during the financial years ended 31 March 2003, 2004 and 2005 was approximately:

2005 - 10,406
2004 - 8,898
2003 - 9,384

The tables below provide a breakdown of the average number of persons employed by the Group by activity and by geographical location during the financial years ended 31 March 2003, 2004 and 2005.

Average number of employees by activity:

Year ended 31 March	D&T	S&DU	QNA	Corporate	Total
2005	6,931	1,806	1,320	349	10,406
2004	6,899	1,628	22	349	8,898
2003	7,276	1,717	23	368	9,384

Average number of employees by geographic location

Year ended 31 March	United Kingdom	Europe	North America	Total
2005	9,085	1	1,320	10,406
2004	8,875	1	22	8,898
2003	9,360	1	23	9,384

10. EMPLOYEE SHARE SCHEMES

10.1 Existing employee share schemes

Share Option Scheme

The existing Share Option Scheme is an Inland Revenue approved scheme allowing for the grant of options which may attract UK tax benefits for UK employees. Options have been granted under the Share Option Scheme over convertible B ordinary shares of 1 penny each in QinetiQ to qualifying employees within the QinetiQ Group. As at the date of this document, there were outstanding options over 289,920 convertible B ordinary shares of 1 penny each. The existing Share Option Scheme allows for the grant of US incentive stock options. However, none have been granted. No further options or US incentive stock options will be granted under the Share Option Scheme. However, options will be adjusted following the reorganisation of QinetiQ's share capital (as described in paragraph 4.4 of this Part XVII) conditional on Admission and so as to become effective immediately prior to Admission, so that outstanding options will be over Ordinary Shares. If all the options were exercised, an additional 12,336,096 Ordinary Shares would be issued pursuant thereto.

The principal terms of the existing Share Option Scheme as it relates to outstanding options are set out below.

Option price

The option price must be not less than the market value of the convertible B ordinary shares at the time of grant and the nominal value of those shares in the case of an option to acquire shares only by subscription.

All outstanding options have been granted at an option price of £1 per share. The option price per share will be adjusted following the re-organisation of QinetiQ's share capital (as described in paragraph 4.4(F) of this Part XVII) conditional on Admission and so as to become effective immediately prior to Admission with the intent that the total amount payable to exercise the options will remain the same.

Scheme limits

Not more than 383,400 convertible B ordinary shares in QinetiQ may be issued or be issuable under the existing Share Option Scheme and any other executive share option scheme adopted by QinetiQ.

Exercise of options

Options will normally be exercisable at or after a listing of QinetiQ's equity shares on a relevant market until the tenth anniversary of the date of grant or upon a trade sale, after which time options lapse. Options may therefore be exercised following Admission. An option may only be exercised in whole. Options may be exercised during the period of twelve months following the later of the date of death of a participant and a listing of QinetiQ's equity shares or the period permitted following a takeover or winding-up of QinetiQ, provided that options lapse twelve months after the date of death.

Where participants cease to be employed as a result of retirement, permanent incapacity or ill-health, or where the company or business for which they work leaves the QinetiQ Group, or in any other circumstances at the discretion of the Board, the options can only be exercised during the period of six months following the later of cessation and the listing of QinetiQ's equity shares or the period permitted following a takeover or winding-up of QinetiQ (as set out below).

Options cease to be exercisable following cessation of employment for other reasons.

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

The options are not subject to any performance conditions.

Takeover, reconstruction and winding-up

In the event, after a listing of QinetiQ's equity shares, of a takeover, court sanctioned compromise or arrangement for the reconstruction of QinetiQ or its amalgamation with any other company or winding-up, QinetiQ options may be exercised for one month following notification by the Board to participants of such event.

Alternatively, on a takeover of QinetiQ, option holders may, with the agreement of the acquiring company, exchange their options for equivalent options over shares in the acquiring company or a company associated with the acquiring company.

Variation in share capital

In the event of any variation of the share capital of QinetiQ, options may be adjusted.

2002 EBT

The 2002 EBT was established by a trust deed dated 21 November 2002 made between QinetiQ and QinetiQ Employee Share Plans Limited. The 2002 EBT is tax resident in Guernsey.

As at the date of this document, the trustees of the 2002 EBT held legal title to 425,592 convertible non-voting A ordinary shares in QinetiQ and 37,008 convertible non-voting B ordinary shares in QinetiQ on behalf of certain beneficiaries of the trust (including Directors and a member of Senior Management as referred to in paragraph 6.3 of this Part XVII). As at the date of this document, the 2002 EBT also held 368 unallocated convertible non-voting A ordinary shares in QinetiQ, 32 unallocated convertible non-voting B ordinary shares in QinetiQ and 16,460 unallocated convertible C ordinary shares in QinetiQ of which the Executive Directors together with Senior Management and all other employees of the QinetiQ Group were potential beneficiaries as referred to in paragraph 10.1 of this Part XVII. QinetiQ does not intend to recommend that the trustee acquire any further shares.

The convertible non-voting A ordinary shares, the convertible non-voting B ordinary shares and the unallocated convertible C ordinary shares held by the 2002 EBT will be subject to the re-organisation of QinetiQ's share capital (as described in paragraph 4.4 of this Part XVII), in each case conditional on Admission and so as to become effective immediately prior to Admission. Beneficiaries will be transferred the Ordinary Shares beneficially owned by them but legally held by the trustees of the 2002 EBT as soon as practicable following Admission. The remaining unallocated Ordinary Shares will continue to be used for the benefit of beneficiaries of the 2002 EBT.

Set out below is a summary of the main provisions of the 2002 EBT:

Beneficiaries

The beneficiaries of the 2002 EBT are the employees or former employees of any member of the QinetiQ Group or in the event of death, the wife, husband, widow or widower of any such employee or former employee, or any child or stepchild under the age of 18 of any such employee or former employee.

Duration

In accordance with trust law principles, the perpetuity period of the 2002 EBT is 80 years from the date of the trust deed.

Amendments

The 2002 EBT can be amended by QinetiQ by deed with the consent in writing of the trustees provided that no amendment may be made so as to cause any part of the trust fund or the income thereof to become applicable for the benefit of QinetiQ or any of its subsidiaries.

10.2 Employees' Share Schemes

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of shareholders in the Company. Accordingly, the Employees' Share Schemes will be adopted prior to and conditional upon Admission. None of the benefits under the

Employees' Share Schemes are pensionable and participation by Executive Directors will be approved by the Remuneration Committee of the Board. Non-executive directors will not be eligible to participate in any of the Employees' Share Schemes.

The terms of the Employees' Share Schemes are summarised below. Copies of the documents establishing the Employees' Share Schemes are available for inspection at the address specified in paragraph 26 of this Part XVII.

New Share Option Scheme

General

The New Share Option Scheme consists of an approved part for which approval from the Inland Revenue under Schedule 4 to ITEPA has been sought and unapproved parts allowing for the grant of unapproved options, options in the form of equity-settled share appreciation rights, and US incentive stock options. The approved part will allow options over shares valued up to £30,000 to be granted to eligible employees resident for tax purposes in the United Kingdom. Options in excess of this limit, or options granted to non-UK employees, will be granted under the unapproved parts of the New Share Option Scheme.

Options will be granted over Ordinary Shares. Options under the New Share Option Scheme may be satisfied by using new issues of shares, treasury shares or by the transfer of market purchased shares or surplus shares remaining in the 2002 EBT. However, it is currently intended that options granted in the form of equity-settled share appreciation rights will only be satisfied with market purchased shares (and not newly issued shares or treasury shares). This policy will be kept under review by the Remuneration Committee.

Any Ordinary Shares issued under the New Share Option Scheme will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date. The Company will apply to the FSA for the admission of any newly issued Ordinary Shares to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

Eligibility

Employees (including the Executive Directors) of QinetiQ and any participating subsidiary are eligible to be selected for participation in the New Share Option Scheme. It is intended that the main participants will be the Executive Directors, Senior Management and other key employees.

Grant of options

No payment is required for the grant of an option.

Options may normally only be granted within 42 days after the announcement of QinetiQ's results for any period, but may be granted at any time at which exceptional circumstances exist which justify the grant of options at that time. No options may be granted later than ten years after the date on which the New Share Option Scheme has been adopted. Options may also be granted for a period of 42 days from Admission. Options under the approved part of the New Share Option Scheme may also be granted within 42 days of approval by the Inland Revenue.

Options to be granted shortly after Admission (which will only be granted if Admission takes place) are set out in paragraphs 4.4(I) and 6.3 of this Part XVII.

Performance conditions

The Remuneration Committee will impose certain conditions which must be satisfied before the exercise of any options.

Once options have been granted, performance conditions may not be altered unless an event occurs which causes the Remuneration Committee to determine that the performance conditions have ceased to be appropriate, in which case the performance conditions may be altered provided that any new performance condition is fair, reasonable and no more difficult to satisfy (with the prior approval of the Inland Revenue in the case of options under the approved part of the New Share Option Scheme).

Options for Doug Webb and Phil Odeen will initially be subject to a performance target based on earnings per share ("EPS") growth of the Company in respect of half of the shares under option. The remaining

half of shares under option will initially be subject to a performance target based on QinetiQ's ranking by reference to total shareholder return ("TSR") against a comparator group comprising the FTSE 250 companies over a three-year performance period as set out in the tables below.

Options for all other individuals will initially be subject to a performance target based wholly on EPS growth of the Company over a three-year performance period as set out in the table below.

EPS is measured as the Company's normalised earnings per share (being before profits and losses on disposal of non-current assets and impairments of assets held for resale and other non-recurring exceptional items as determined by the Remuneration Committee (including the 2005 profit on disposal of interest in equity accounted associate), one-off costs in relation to the Global Offer, amortisation of intangible assets arising on business combinations and preference share interest and the non-recurring benefit of prior year tax losses, together with associated tax charges and credits thereon) as agreed in writing by the Company's auditors. The EPS base-year figure in respect of options granted shortly after Admission is the EPS of the Company for the accounting period ended 31 March 2005.

TSR growth is the increase in the net return index for a company, with TSR figures calculated using an average over each of the dealing days during a one month period as calculated by Datastream (or other such financial provider). The initial TSR figure for the Company in respect of options granted shortly after Admission shall be the average net return index for the Company for the five dealing days immediately preceding the date of grant of the options.

Percentage growth over the performance period of QinetiQ's EPS	Percentage of option that may be exercised
Below 22.5 per cent.	nil
Between 22.5 per cent. and 52 per cent.	pro rata on a straight-line basis between 25 per cent. and 100 per cent.
Greater than 52 per cent.	100 per cent.

Ranking of QinetiQ against the FTSE 250 constituent companies by reference to TSR growth	Percentage of option that may be exercised
Below median	nil
median	30 per cent.
Between median and upper quartile	pro rata on a straight-line basis between 30 per cent. and 100 per cent.
Upper Quartile	100 per cent.

The performance targets will be measured over a fixed three-year period only and there will be no provision for retesting.

The Remuneration Committee will continue to review the performance targets each time options are to be granted in order to ensure that the targets remain challenging in the context of QinetiQ's business plans.

Exercise price

The exercise price will not be less than the market value of the shares on the date of grant or (and where permitted in any jurisdiction) the average market value on the dealing day before or the five dealing days before the date of grant and where shares are to be subscribed, their nominal value (if greater).

The initial grant of options shortly after Admission will (where permitted in any jurisdiction) have an exercise price per share equal to the average market value on the five dealing days before the date of grant.

Exercise of options

Options will normally be exercisable, subject to any performance conditions being satisfied, during the period commencing on the third anniversary of the date of grant and ending on the day falling six months immediately after the third anniversary of the date of grant. However, options may be exercised early on the death of an employee to the extent that the performance conditions have been met to date.

Where participants cease to be employed as a result of injury, disability, redundancy, retirement or where the Group company or business for which they work leaves the QinetiQ Group, or in any other circumstances at the discretion of the Remuneration Committee acting fairly and reasonably, the options can only be exercised during the period commencing on the third anniversary of the date of grant and ending on the day falling six months immediately after the third anniversary of the date of grant to the

extent that the relevant performance targets have been met. Unless the Remuneration Committee determines otherwise, the number of shares over which the option is exercisable will be pro-rated to reflect the period of time that has elapsed between the date of grant and the date of cessation of employment.

Options lapse on cessation of employment for other reasons.

Options are not transferable and may be exercised only by the person to whom they are granted or on death by their personal representatives.

The Remuneration Committee, acting fairly and reasonably, may (and where permitted in any jurisdiction) extend the period of exercise of an option to take into account any restrictions on dealings in Ordinary Shares under the Model Code.

Individual limits

In any financial year, options will not be granted to an individual over shares with a value greater than 300 per cent. of his basic salary except in exceptional circumstances.

Takeover, reconstruction, amalgamation and winding-up

Options may be exercised in the event of a takeover, court sanctioned compromise or arrangement resulting in a change of control of the Company or winding-up of the Company, subject to the achievement of a pro-rated performance target. In addition, unless the Remuneration Committee decides otherwise, the number of shares under option that are exercisable will be pro rated to reflect the period of time that has elapsed between the date of grant and the date of the relevant event.

Alternatively, participants may be allowed to exchange their options for options over shares in the acquiring company or an associated company. Where a court sanctioned compromise or arrangement resulting in a change of control of QinetiQ occurs as part of an internal reorganisation of QinetiQ, options may not be exercised if participants are offered the opportunity to exchange their options for options over shares in the new company.

Variations of share capital

In the event of any variation in the Ordinary Share capital of QinetiQ, the Remuneration Committee may make such adjustments to the number or description of shares subject to options and/or the exercise price thereof as it may determine to be appropriate (with the prior approval of the Inland Revenue in the case of options under the approved part of the New Share Option Scheme).

Share Incentive Plan (SIP)

General

The SIP is designed to be approved by the Inland Revenue under Schedule 2 to ITEPA. The SIP will be constituted by a trust deed to be entered into by the Company and such trustees as the Board may appoint. The SIP will operate over Ordinary Shares.

Eligibility

All employees (including the Executive Directors) of QinetiQ and participating Group companies who are UK resident taxpayers and have such qualifying period of continuous service (not exceeding 18 months) as the Board may determine, acting fairly and reasonably, are entitled to participate. Overseas employees, who would otherwise qualify, but who do not pay UK tax may be invited to participate.

Shares and awards available under the SIP

The Board may, in its discretion, operate the SIP by offering eligible employees some or all of the following:

- up to £3,000 of free Ordinary Shares in any tax year ("Free Shares");
- the opportunity to agree to deductions being made from participants' pre-tax salary ("Partnership Share Money") to be applied by the trustees in purchasing Ordinary Shares on their behalf ("Partnership Shares"); and

- Ordinary Shares in proportion to the number of Partnership Shares acquired ("Matching Shares"), such proportion not to exceed two Matching Shares for each Partnership Share acquired.

Free Shares

The basis of allocation of Free Shares is at the Board's discretion. The Board may determine whether or not Free Shares are awarded at all, the number or value of Free Shares awarded and whether any such awards shall be subject to performance targets. The performance measures used must be based on business results or other objective criteria and may apply to individuals or larger performance units. If performance targets are not imposed, Free Shares must be awarded according to an objective formula based on a percentage of salary, length of service, amount of earnings or a fixed sum.

Partnership Shares

Each participant's Partnership Share Money may not exceed £1,500 in any tax year nor may it exceed ten per cent. of the participant's annual salary. Partnership Share Money is applied by the trustees in acquiring Partnership Shares on behalf of participants. Partnership Shares may be acquired within 30 days of the deduction being made or, at the Board's discretion, Partnership Share Money may be accumulated over a period of up to 12 months and then applied in the acquisition of Partnership Shares.

Dividend Shares

If dividends are declared in respect of any Ordinary Shares held in the SIP trust, the Board may allow or require those dividends to be re-invested on behalf of the participant in the acquisition of further Ordinary Shares ("Dividend Shares"). The amount which may be applied in the acquisition of Dividend Shares on behalf of any participant may not exceed £1,500 in any tax year.

Acquisition of Ordinary Shares

The trustees of the SIP may buy Ordinary Shares in the market or may subscribe for new Ordinary Shares or acquire treasury shares to satisfy awards made under the SIP.

Holding period

Free Shares and Matching Shares awarded under the SIP must be held in trust by the trustees for a holding period specified by the Board. This period must expire between three and five years from the date of award of the Ordinary Shares or, if earlier, when the participant ceases to be employed by QinetiQ or an associated company. Dividend Shares must remain in trust for a holding period of three years or, if earlier, until the participant ceases to be employed by QinetiQ or an associated company. Partnership Shares may be withdrawn from the trust at any time.

Voting, dividend and other rights

While the Ordinary Shares are held in trust, the participant will be the beneficial owner and will be entitled to receive dividends (subject to any re-investment in Dividend Shares) and, through the trustees, to vote and to participate in substantially the same way as other shareholders.

Ordinary Shares may be left in trust until the participant ceases to be employed by QinetiQ or an associated company.

Forfeiture

Free Shares and Matching Shares may be forfeited if the participant ceases to be employed by QinetiQ or an associated company before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such Ordinary Shares, unless the participant leaves employment due to injury, disability, redundancy, sale of the business or subsidiary by which the participant is employed, death or retirement. The Board may also provide that, if a participant withdraws Partnership Shares from the trust within three years of the date on which they were acquired, corresponding Matching Shares shall be forfeited.

Takeover and reconstruction

In the event of a takeover or reconstruction of QinetiQ, where if the consideration payable for the Ordinary Shares is in the form of shares which themselves qualify under Schedule 2 of ITEPA, the participants' awards will be exchanged for shares in the acquiring company and will remain in the SIP.

In all other circumstances, Partnership and Free Shares are withdrawn from the trust; however Matching Shares may be forfeitable to the extent that the holding period has not expired.

Operation of the SIP upon Admission

It is anticipated that eligible employees will each receive an award of £500 worth of Free Shares (rounded to the nearest whole share) in connection with Admission which employees will be required to leave in trust for a holding period of three years to comply with SIP tax legislation. Should employees leave within the three year period, they will retain ownership of the Free Shares but will be required to remove them from the SIP. These Free Shares will not be subject to a forfeiture requirement. It is anticipated that eligible employees will be able to use up to £125 per month out of their pre-tax and pre-National Insurance salary to buy Partnership Shares shortly after Admission. QinetiQ will allow individuals to contribute from £10 to £125 per month. QinetiQ will give Matching Shares in respect of Partnership Shares bought by eligible employees. These Matching Shares will be subject to a three year holding period and will be subject to a forfeiture requirement during this period. Any dividends declared in respect of any Ordinary Shares held in the SIP trust will be reinvested in the acquisition of further Dividend Shares. In order to encourage take up, QinetiQ intends to provide Matching Shares at a ratio of one Matching Share for every three Partnership Shares purchased. In order to take advantage of the taxation benefits available, the shares must be held in the SIP for five years (or three years in the case of Dividend Shares).

Employee Stock Purchase Plan (ESPP)

General

If implemented, the ESPP will allow eligible US employees of QinetiQ and any participating subsidiary to purchase Ordinary Shares, generally at monthly intervals, with their accumulated payroll deductions. The ESPP will be administered and operated by the Board or a committee appointed by the Board. It is not currently intended to operate the ESPP but the Company may do so after Admission.

Share reserve

The ESPP provides that an aggregate of up to such number as equals 10 per cent. of the issued Ordinary Share capital of the Company upon Admission will be reserved and available under the ESPP.

Offering periods

If implemented, unless and until the Board determines otherwise, the ESPP will have monthly offering periods.

Eligibility

All employees of QinetiQ and participating subsidiaries who are customarily employed for at least 20 hours per week and more than five calendar months per year are eligible to participate on the first day of any offering period. Individuals who become eligible employees after the start date of an offering period may not join the ESPP until the next offering period. No employee who owns more than 5 per cent. of the voting power or value of all classes of shares of QinetiQ is eligible to participate in the ESPP.

Payroll deductions

Participants in the ESPP may contribute up to 10 per cent. of their cash earnings (excluding bonuses, commissions and other incentive compensation) through payroll deductions, and the accumulated deductions will be applied to the purchase of Ordinary Shares, up to a maximum of 5,000 shares per offering period and $25,000 worth of shares per year. Ordinary Shares will be purchased under the ESPP on the last trading day of each calendar month.

Purchase price

The purchase price per Ordinary Share will be calculated as up to a maximum of 15 per cent. discount of the fair market value per Ordinary Share on the date of purchase.

Qualification under the Internal Revenue Code

If implemented, the ESPP will be designed to qualify as an "employee stock purchase plan" under Sections 421 and 423 of the US Internal Revenue Code.

Stock Award Plan

General

The Stock Award Plan is designed to provide eligible employees in the US with: (i) awards of Ordinary Shares that are subject to restrictions and may be subject to a risk of forfeiture; (ii) awards of Ordinary Shares that are paid out in instalments or on a deferred basis; (iii) bonus payments in the form of Ordinary Shares; and (iv) the right to purchase Ordinary Shares that may be subject to restrictions and/or a risk of forfeiture (collectively, the "Awards"). Awards may be subject to performance criteria.

Eligibility

Employees of QinetiQ and participating Group companies who: (i) are US resident taxpayers; (ii) are designated by the Board; and (iii) have a qualifying period of continuous service are eligible to participate.

Forfeiture

Awards may be forfeited or repurchased by QinetiQ if the participant ceases to be employed by QinetiQ or an associated company before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of an Award.

Acquisition of Ordinary Shares

The Board or the committee designated to administer the Stock Award Plan may arrange for Awards under the Stock Award Plan to be satisfied by the transfer of existing Ordinary Shares purchased in the market or the issue of new Ordinary Shares or the transfer of treasury shares.

Takeover and reconstruction

In the event of a takeover or reconstruction of QinetiQ, any Awards will become exercisable or payable or vested (and all forfeiture restrictions shall lapse) to the extent that any performance criteria are met to the satisfaction of the committee (and the committee can determine when any such Award shall cease to be exercisable and lapse). In addition, unless the committee decides otherwise, the number of Ordinary Shares under Award that are exercisable, payable or vested will be pro rata to reflect the period of time that has elapsed between the date of grant and the relevant event.

Operation of Stock Award Plan upon Admission

It is anticipated that eligible employees will each receive an award of £500 worth of free Ordinary Shares (rounded to the nearest whole share) in connection with Admission which are not subject to any restrictions or risks of forfeiture. The actual number of Ordinary Shares received by eligible employees will be on a net of tax basis.

Free share awards in Belgium

It is anticipated that eligible employees in Belgium will each receive an award of £500 worth of free Ordinary Shares (rounded to the nearest whole share) in connection with Admission which are not subject to any restrictions or risks of forfeiture. Such shares will be delivered by the 2006 EBT (as described at paragraph 10.4 below).

10.3 Provisions relating to all the Employees' Share Schemes

Scheme limits

In any ten year period, not more than ten per cent. of the issued Ordinary Share capital of QinetiQ may be issued or be issuable under the Employees' Share Schemes.

In any ten year period, not more than five per cent. of the issued Ordinary Share capital of QinetiQ may be issued or be issuable under all discretionary employees' share schemes adopted by QinetiQ.

These limits do not include rights to shares (or parts thereof) which have been released, lapsed or otherwise become incapable of exercise or vesting, outstanding options granted under the existing Share Option Scheme or any shares in the Company acquired by employees before Admission or any part of an option which represents the exercise price which would otherwise have been paid but for the option being satisfied as an equity-settled share appreciation right.

Treasury shares transferred or committed to be transferred will count as new issue shares for the purpose of these limits or, if different, treated in accordance with the guidelines issued from time to time by the Association of British Insurers.

Alterations

The Board may amend the rules of the New Share Option Scheme, the SIP, the ESPP and the Stock Award Plan as it considers appropriate provided that no modification may be made which confers any additional advantage on participants relating to eligibility, scheme limits, the basis of individual entitlement, the price payable for the acquisition of Ordinary Shares and the provisions for the adjustment of options and awards without prior shareholder approval, except minor amendments to benefit the administration of the schemes, to take account of a change in legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or QinetiQ (or other participating companies). All amendments to key features of the Inland Revenue approved schemes require Inland Revenue approval.

Termination

The New Share Option Scheme, the SIP, the ESPP and the Stock Award Plan may be terminated by the Board at any time or by ordinary resolution in general meeting, but will otherwise expire at the end of a period of ten years from adoption. Termination will not affect outstanding rights of participants.

Overseas schemes

The Board may establish further schemes for the benefit of overseas employees based on the Employees' Share Schemes but modified as necessary or desirable to take account of overseas tax, exchange control or securities laws. Any new Ordinary Shares issued under such schemes would count towards the overall scheme limits outlined above.

10.4 2006 Employee Benefit Trust (EBT)

The 2006 EBT will have been established prior to and conditional upon Admission to operate in conjunction with the New Share Option Scheme, the ESPP, the Stock Award Plan and arrangements for providing free share awards to employees in Belgium. It provides QinetiQ with flexibility in the sourcing of Ordinary Shares for the schemes. The trust may be used to benefit employees and former employees of QinetiQ and its subsidiaries.

QinetiQ and its subsidiaries may fund the 2006 EBT by loan or gift to acquire Ordinary Shares by market purchase, by subscription or from treasury. Any options to subscribe for shares granted to the trustee of the 2006 EBT or shares issued to the 2006 EBT (where the trust does not acquire shares by market purchase) will be treated as counting against the scheme limits contained in the rules of the relevant share schemes.

The 2006 EBT is constituted by a trust deed between QinetiQ and an offshore independent professional trustee and is of 75 years' duration. QinetiQ has power to appoint and remove the trustee. The trust may be amended by QinetiQ and the trustee provided that no amendment shall have the effect of conferring any benefit on QinetiQ or causing the trust to cease to be an employees' share scheme within the meaning of section 743 of the Act or a trust to which section 86 of the Inheritance Tax Act 1984 applies.

The 2006 EBT will not, without prior shareholder approval, make an acquisition of Ordinary Shares where it would then hold more than five per cent. of QinetiQ's issued share capital from time to time.

11. PENSIONS

The QinetiQ Pension Scheme has both a defined benefit section and a defined contribution section. The defined benefit section of the QinetiQ Pension Scheme provides defined benefit accrual principally for those employees who transferred from DERA, with the benefits being designed to be broadly comparable to the Principal Civil Service Pension Scheme. The defined benefit section of the QinetiQ Pension Scheme is closed to new members except for those who join with previous public sector deferred pensions or in exceptional circumstances at the discretion of the Company. The majority of new members are provided with benefits under the defined contribution section of the QinetiQ Pension Scheme.

The defined benefit section of the QinetiQ Pension Scheme had approximately 5,943 active members, 1,536 deferred pensioners, 922 pensioners and dependants in payment at 30 September 2005.

Formal actuarial funding valuations of the QinetiQ Pension Scheme are normally carried out every three years. The last formal actuarial valuation of the defined benefit section of the QinetiQ Pension Scheme was carried out as at 31 March 2005. This showed a past service deficit of £106.5 million on the scheme's ongoing funding basis. This includes an amount of approximately £8.0 million that is due to the Government Actuary's Department (GAD) in respect of an over-estimation of the original transfer value paid to the QinetiQ Pension Scheme on its establishment.

QinetiQ is currently paying contributions to the QinetiQ Pension Scheme at the rate of 17.5 per cent. of pensionable earnings in respect of defined benefit section members. From July 2003 to September 2005, QinetiQ made additional contributions of £2 million per annum to address the deficit disclosed in the 2003 valuation. This additional contribution, payable monthly, has been increased to £10 million per annum from October 2005, following agreement with the trustees of the QinetiQ Pension Scheme as to the future funding of the 2005 actuarial deficit. QinetiQ intends to pre pay £45 million of deficit contributions from the net proceeds of the Global Offer. In addition, the majority of employees' contributions increased from 1.5 per cent. of salary to 3.0 per cent. on 1 July 2005 and will further increase on 1 June 2006 to 4.0 per cent. and on 1 June 2007 to 5.0 per cent.

Under the terms of the agreement for the sale of QinetiQ Holdings Limited by the MOD to QinetiQ dated 3 December 2002, the MOD has an obligation to pay QinetiQ a sum up to a maximum of £45 million dependent upon the size of the deficit in the QinetiQ Pension Scheme as at Admission. Shortly after receipt of proceeds from the MOD, QinetiQ will make an equivalent contribution into the QinetiQ Pension Scheme. Further details of the terms of this indemnity are set out in the summary of the QinetiQ Group Share Purchase Agreement described in paragraph 16.8 of this Part XVII.

QinetiQ adopted Financial Reporting Standard 17 on establishment of the Scheme in its financial year 2002 and has since moved to IAS 19. As at 30 September 2005, on the IAS19 basis, the aggregate deficit across all of the Group's pension schemes was £245.5 million on assets of £550.2 million. After taking account of the associated deferred tax asset of £73.6 million and the discounted carrying value of the MOD indemnity as at 30 September 2005 of £39.2 million, this leaves a net deficit of £132.7 million.

Within the defined contribution section of the scheme, employees can contribute between 3.0 per cent. and 7.0 per cent. of pensionable earnings and the Group pays 1.5 times the employee rate. In addition, with effect from October 2005, QinetiQ has increased the additional contribution made towards the administration costs of the defined contribution section from £38,000 per month to £58,333 per month.

The Pensions Regulator has confirmed that the Global Offer is not a Type A event for the purposes of its guidance on clearance applications and that it does not require clearance by the Pensions Regulator.

Certain aspects of the QinetiQ Pension Scheme, including the potential exposure of QinetiQ to actions by its trustee and the Pensions Regulator, are further discussed in Part II: "Risk Factors".

QinetiQ also has a number of other defined benefit and defined contribution arrangements in the UK and US, but the Directors do not believe the Company's liabilities under these schemes to be material in the context of the Offering and Admission.

12. MAJOR SHAREHOLDERS

As at the date of this document, in so far as is known to QinetiQ, the name of each person (other than a Director or member of Senior Management as disclosed in paragraph 6.3 of this Part XVII) who, directly

or indirectly, is interested in three per cent. or more of QinetiQ's Ordinary Share capital, and the amount of such person's interest, is as follows:

Shareholders	No. of Shares and classes	Percentage of issued Share capital
MOD		
Convertible A ordinary shares	7,526,167	55.8
Convertible B ordinary shares	285,833	2.1
Special Share	1	
New Co-Invest Limited Partnership (acting through its general partner Carlyle Co-Invest GP Limited)		
Convertible A ordinary shares	109,989	0.8
Convertible B ordinary shares	8,331	0.06
CEP Investment Administration Limited (as general partner of CQ Limited Partnership)		
Convertible A ordinary shares	3,817,511	28.3
Convertible B ordinary shares	289,169	2.1

As at the date of this document, in so far as is known to QinetiQ, QinetiQ is not aware of:

- any person who, currently or immediately following Admission, directly or indirectly, jointly or severally, could exercise or does exercise control over QinetiQ;
- any arrangements the operation of which may at a subsequent date result in a change in control of QinetiQ.

As at the date of this document, in so far as is known to QinetiQ, the name of each person (other than a Director or member of Senior Management as disclosed in paragraph 6.3 of this Part XVII and subject to the arrangements set out under the heading "Underwriting Arrangements" in paragraph 17.1 of this Part XVII) who, directly or indirectly, will be interested in three per cent. or more of QinetiQ's Ordinary Share capital immediately after completion of the Global Offer on Admission, and the amount of such person's interest (assuming that: (i) 81,081,081 Ordinary Shares are issued by the Company as part of the Global Offer; and (ii) no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements and that the Global Offer raises gross primary proceeds for the Company of £150 million and that the Offer Price is set at the mid-point of the Price Range and excluding any Ordinary Shares issued under the free share arrangements and any awards made on or after Admission under QinetiQ's Employees' Share Schemes described in paragraph 10 of this Part XVII), is as follows:

Shareholders	No. of Ordinary Shares	Percentage of issued Ordinary Share capital
MOD	154,907,808	23.7
New Co-Invest Limited Partnership (acting through its general partner Carlyle Co-Invest GP Limited)	2,354,007	0.4
CEP Investment Administration Limited (as general partner of CQ Limited Partnership)	81,703,836	12.5

On Admission, none of the major shareholders listed in the table above will hold voting rights that differ from voting rights held by other shareholders of QinetiQ.

13. WORKING CAPITAL

QinetiQ is of the opinion that, taking into account the net proceeds receivable by QinetiQ from the Global Offer (assuming the Minimum Net Proceeds of the Global Offer), and bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is for at least the next 12 months from the date of publication of this document.

14. CAPITALISATION AND INDEBTEDNESS

The following tables set out the capitalisation and indebtedness of the Group under IFRS. The indebtedness table is unaudited and has been extracted from the accounting records of the Group. The

capitalisation table is extracted from Section D: "IFRS Historical Financial Information" of Part XV of this document.

	Indebtedness as at 30 November 2005 (unaudited)
	£m
Total current debt	
Secured	(7.1)
Unguaranteed/Unsecured	(49.1)
	(56.2)
Total non-current debt excluding current proportion of long-term debt	
Secured	(16.7)
Unguaranteed/Unsecured	(363.4)
	(380.1)
Total gross indebtedness	(436.3)

	Capitalisation as at 30 September 2005
	£m
Shareholders' equity (excluding hedging and translation reserve and retained earnings)	
Share capital	1.6
Capital redemption issue	1.9
Share premium account	11.4
Total capitalisation	14.9

There has been no material movement in the Company's capitalisation, as set out in the above table since 30 September 2005. The redemption of the preference shares, which are included in the Group's indebtedness, will result in a transfer of £37.5 million being made to the capital redemption reserve thereby increasing this to £39.4 million. Preference shares included in the above indebtedness table under IFRS amounting to £47.6 million inclusive of accrued preference dividends were redeemed on 4 January 2006.

The Group's current and non-current net financial indebtedness under IFRS as at 30 November 2005 was:

	As at 30 November 2005
	£m
Cash	63.3
Cash equivalents	—
Trading securities	—
Liquidity	63.3
Current financial receivables	3.0
Current bank debt	—
Preference shares and accrued dividends	(47.6)
Current proportion of non current debt	—
Other current financial debt	(8.6)
Current financial debt	(53.2)
Net current financial assets	10.1
Non current financial receivables	20.9
Non-current bank debt	(359.7)
Other non-current debt	(20.4)
Net non-current financial indebtedness	(359.2)
Net financial indebtedness	(349.1)

Notes:

(1) Unsecured non-current debt includes amounts drawn under the £500 million facilities agreement, described in paragraph 16.18 of this Part XVII, which are technically repayable within twelve months but have been classified as non-current, as the relevant committed facilities are available until 19 August 2010.

(2) Finance leases are secured upon the assets to which they apply. The Aquila/Chertsey loan note payable to the MOD is repayable only from the net proceeds of the disposal of the Chertsey and Aquila properties and is secured against future unrecognised contingent receivables relating to the disposal of these sites.

(3) The statement of capitalisation and indebtedness does not include accrued interest payable of £3.0 million.

(4) Fellow subsidiary undertakings of the Company have given unsecured guarantees of £1.4 million at 30 November 2005 in the ordinary course of business.

15. MOD RESEARCH BUDGET, COMPLIANCE REGIME AND STRATEGIC ASSETS

15.1 MOD research budget structure

The MOD publishes figures for resource consumption and capital spending within each Top Level Budget (TLB) area. However, there is not necessarily a direct link between any particular TLB and the amount actually spent by the MOD with external suppliers. For example, the TLB for SIT includes the MOD's own staff and other costs. These can vary without necessarily affecting the amount spent by the MOD on the Relevant Programme Element (as explained below) with QinetiQ and other suppliers.

The MOD's research programme is divided between a number of separate elements. Before Vesting, those parts of the programme which accounted for the majority of the MOD's research spending (the "Relevant Programme Element" or "RPE") were awarded without competition to DERA. In 1999, the MOD announced its intention to open up these elements of the programme to direct competition. The rate at which competition could be introduced was constrained by a number of factors, including the difficulties of clearly defining bid requirements for research and lack of resources to manage the competition.

In 2002, following the separation of DERA into QinetiQ and Dstl, the MOD made explicit the rate at which it intended to increase the percentage of the RPE that would be open to competition. In addition, the MOD identified the proportion of the RPE which would be awarded without competition to Dstl. The remainder represents the minimum proportion of the RPE which the MOD expects will continue to be awarded to QinetiQ without competition.

The MOD has informed QinetiQ that it expects that the overall value of the RPE in the financial year ending March 2006 will be around £410 million and that, on current assumptions, the value of these RPEs will not decrease in real terms in the financial years ending March 2007 and March 2008.

The MOD's published policy for increasing competition across these RPEs is reflected in the table below.

Rate of introduction of competition into the RPE of the MOD research programme

Financial year	2003/04 %	2004/05 %	2005/06 %	2006/07 %	2007/08 %
Competed	10	17	25	35	47
Dstl	36	36	35	35	35
Remaining non-competed (to QinetiQ)	53	46	39	30	18
Other committed expenditure	1	1	1	0	0

The non-competed elements represent the minimum proportion of the RPE that the MOD expects to award to the QinetiQ Group as single source work. In addition, it is possible that MOD customers may choose to award further work without competition to QinetiQ if they believe that QinetiQ is the only supplier capable of effectively undertaking the relevant research. The MOD has informed QinetiQ that it has no plans to vary the level of research competition for the RPE from the figures shown in the table above.

The MOD's and Dstl's published plans indicate that Dstl will not receive a higher percentage of the RPE than indicated in the table above.

The MOD has also informed QinetiQ that it has no plans to change (i) its competition policy in a way which would reduce QinetiQ's opportunity to compete for, or participate in, competitions for work funded by the MOD's overall research programme or (ii) the use of the Government profit formula for the setting of margins for non-competed work.

15.2 Compliance Regime

The Compliance Regime was established at Vesting with the objective of allowing QinetiQ to provide commercial defence services whilst ensuring that QinetiQ's customers, particularly the equipment acquisition customers within the MOD, could have confidence in QinetiQ's ability to provide impartial advice. Central to the Compliance Regime is the requirement for QinetiQ to request permission from the MOD prior to providing commercial defence services to others where there is potential for a conflict of interest with the services that QinetiQ provides to the MOD. To date, over 97 per cent. of all applications to the MOD to supply defence research to the commercial defence market have been approved.

The Compliance Regime is based on the following principles (the "Compliance Principles"):

- *impartiality*: QinetiQ should provide, and should be perceived to provide, scientific and technical advice to the MOD in an impartial manner;
- *integrity*: work undertaken by QinetiQ for the MOD should be done objectively and in accordance with the highest standards of integrity, fair dealing and ethical behaviour;
- *conflicts*: conflicts of interest should be avoided or managed in a manner consistent with the principles underlying the Compliance Regime;
- *confidentiality*: QinetiQ should maintain the confidentiality of information belonging to the MOD or others in accordance with its legal obligations; and
- *security*: QinetiQ should comply with the security procedures and security requirements of the UK Government (including the MOD).

QinetiQ has produced detailed compliance guidelines and certain specific compliance related functions and roles have been established within QinetiQ. If any member of the QinetiQ Controlled Group breaches the Compliance Regime, the MOD has the right (in addition to its other legal rights) to require QinetiQ Holdings Limited and/or QinetiQ Limited to remedy the breach. Should QinetiQ Holdings Limited and/or QinetiQ Limited fail to do so, in certain circumstances the MOD has the right, among other things and in addition to its other legal rights and remedies in respect of such breach, to require QinetiQ Holdings Limited and/or QinetiQ Limited to dispose of its interest in any member of the QinetiQ Controlled Group that is in breach and/or seek damages from QinetiQ Holdings Limited and/or QinetiQ Limited quantified by reference to any profit made by QinetiQ Limited (or any member of the QinetiQ Controlled Group) as a result of such breach. In exercising its right to require QinetiQ to remedy any breach, the MOD is required to act in a reasonable and proportionate manner.

Further details of the arrangements relating to the Compliance Regime are set out in the summary of the Principal Agreement in paragraph 16.5 of this Part XVII and the summary of the Articles in paragraph 5 of this Part XVII.

15.3 Strategic Assets

The Strategic Assets comprise various buildings, plant, equipment and capabilities at a number of properties owned or leased by QinetiQ, together with various sites operated by QinetiQ under the LTPA. They support the delivery or maintenance of capabilities for a number of MOD customers through several contractual mechanisms, including the LTPA. As at 30 September 2005, the Strategic Assets had a net book value of £23.7 million, less than 2 per cent. of the total gross assets of the QinetiQ Group.

QinetiQ has identified a number of Strategic Assets which it believes are not financially viable and is in the course of negotiations with the MOD regarding financial viability and/or re-provisioning in accordance with the Principal Agreement.

The LTPA contains obligations on QinetiQ for the maintenance and operation of certain assets, including certain Strategic Assets. There are also provisions under the Principal Agreement relating to the operation and funding of the Strategic Assets. Further details of the arrangements regarding Strategic Assets are set out in the summaries of the LTPA, the Principal Agreement and the Ancillary Property Agreement in paragraphs 16.10, 16.5 and 16.6 of this Part XVII.

In relation to changes to assets covered by both the LTPA and the Principal Agreement, the MOD and QinetiQ are jointly considering whether there is scope to simplify the current procedures.

16. MATERIAL CONTRACTS

The following contracts, and those described in paragraph 17 of this Part XVII, are contracts (not being contracts entered into in the ordinary course of business) to which QinetiQ or any member of the Group is or has been a party within the two years immediately preceding the date of publication of this document and which are, or may be, material, or are contracts entered into by QinetiQ or the Group which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of publication of this document:

16.1 Business Transfer Agreement

The Business Transfer Agreement was entered into on 1 July 2001 between the MOD and QinetiQ Limited. The Business Transfer Agreement was amended and restated by an Amendment and Restatement Agreement dated 25 September 2002. The Business Transfer Agreement facilitated Vesting in providing for the transfer of certain operations and assets of DERA to QinetiQ Limited. Pursuant to the Business Transfer Agreement, the MOD transferred the title, right and interest it had in the current assets, properties, fixed assets, computer systems, intellectual property, records, contracts, rights against third parties and business ventures relating to those businesses that were not required to be retained in the public sector. The Business Transfer Agreement also includes provisions relating to the transfer to QinetiQ Limited of the employment of individuals employed in the transferred operations.

The Business Transfer Agreement includes provisions relating to the registration and perfection of transfers to QinetiQ Limited of interest in land and in relation to the grant of leases by QinetiQ Limited to the MOD (and vice versa) in respect of other interests in land. The Business Transfer Agreement also includes provisions relating to the transfer to QinetiQ Limited of possession of (but not title to) government-furnished equipment (including aircraft) and other equipment held by DERA at Vesting on behalf of third parties, as well as other provisions relating to aircraft and Strategic Assets included within the assets transferred to QinetiQ Limited on Vesting. In addition the Business Transfer Agreement includes provisions relating to the separation and support of the information technology systems transferred to QinetiQ Limited and retained by the MOD at Vesting.

The consideration paid by QinetiQ Limited under the Business Transfer Agreement was £345.8 million, which was equal to the net asset value at Vesting of the assets and liabilities transferred.

The intellectual property transferred to QinetiQ Limited is subject to a non- exclusive, worldwide, perpetual and irrevocable licence granted back from QinetiQ Limited to the MOD. Such transferred intellectual property is also subject to certain conditions designed to enable the MOD to comply with any rights of co-owners and its existing licensing and collaborative arrangements. The MOD retained the intellectual property that related to those businesses that were not transferred to QinetiQ Limited. The MOD granted QinetiQ Limited a non-exclusive, worldwide, perpetual, irrevocable licence to use certain of this retained intellectual property in order to enable QinetiQ Limited to exploit the transferred intellectual property and to carry on the transferred operations.

The MOD retained responsibility for certain liabilities that arose or may arise out of those operations of DERA that were transferred to QinetiQ Limited under the Business Transfer Agreement. Those liabilities retained by the MOD relate to: (i) employee emoluments prior to Vesting; (ii) statutory liabilities in respect of VAT, PAYE and National Insurance prior to Vesting; (iii) certain current liabilities as at Vesting; (iv) sales contracts completed prior to Vesting; (v) claims arising prior to Vesting under certain other specified contracts; (vi) employment practices claims arising out of any act or omission prior to 1 April 1993 (to the extent they do not relate to, or arise out of, any employee disease or accident); (vii) certain employee injury or disease caused by exposure to harm (rather than an accident) prior to 1 April 1993; (viii) certain employee accidents occurring prior to 1 April 1993; and (ix) environmental contamination and public liabilities arising prior to Vesting in relation to the operation of certain ranges and other test and evaluation facilities retained by the MOD. All other pre-Vesting and post-Vesting liabilities in relation to the operations and assets of DERA that were transferred to QinetiQ Limited at Vesting were assumed by QinetiQ Limited. QinetiQ Limited must use reasonable endeavours to maintain certain insurance in respect of certain pre-Vesting liabilities.

Liabilities arising out of the operations of DERA that were not transferred to QinetiQ Limited remain the responsibility of the MOD, save that QinetiQ Limited agreed to reimburse Defence Estates for costs and expenses, up to a maximum of £4.9 million relating to the maintenance and repair of certain roads at the Boscombe Down airfield.

16.2 QinetiQ Indemnity

The QinetiQ Indemnity dated 25 September 2002 between the MOD and QinetiQ Limited, was entered into pursuant to the Business Transfer Agreement (described above). The QinetiQ Indemnity was amended, restated and renamed as the QinetiQ Environmental Agreement in the Supplemental Liabilities Agreement dated 28 February 2003. Under the QinetiQ Indemnity, QinetiQ Limited agreed to indemnify the MOD against certain environmental liabilities relating to certain specified properties transferred to QinetiQ Limited under the Business Transfer Agreement (and agreed not to make any claim against the MOD, other than pursuant to the Liabilities Agreement (described below), in respect of the environmental condition of those properties).

Save for certain exceptions, QinetiQ Limited is liable under the QinetiQ Indemnity for any and all reasonable and proper costs, expenses, liabilities, claims or damages arising from any legal requirement, direction, notice, order or obligation served or imposed by any competent authority or court under environmental law in relation to the properties transferred to QinetiQ Limited under the Business Transfer Agreement, and for the carrying out of any works in relation to those properties which are necessary to avoid the issue, service or imposition of any notice, requirement or obligation by any competent authority or court under environmental law. QinetiQ Limited is not liable for any costs, expenses, liabilities, claims or damages arising from certain materials and devices buried in, on, or under any such properties before Vesting or for any loss in relation to any such properties which is recoverable by the MOD from any third party.

The MOD is not entitled to be paid pursuant to any claim under the QinetiQ Indemnity unless an environmental authority or third party has commenced proceedings or validly served a statutory notice requiring action under environmental law or it is reasonable to consider that any such proceedings could be commenced. The MOD cannot make a claim under the QinetiQ Indemnity after 25 September 2022, unless written notice setting out the material details of any such claim or circumstances likely to give rise to such a claim has been given to QinetiQ Limited prior to that date. There are also other limitations and exclusions that apply in relation to claims that may be brought by the MOD against QinetiQ Limited under the QinetiQ Indemnity. These include limitations and exclusions: in respect of negligent, unreasonable or reckless acts or omissions of the MOD; and in respect of any indemnity, covenant, undertaking, warranty, assurance or other contractual protection entered into or given by the MOD in relation to certain environmental matters.

16.3 Liabilities Agreement

The Liabilities Agreement was executed on 27 August 2002 by the MOD and QinetiQ Limited and amended on 28 February 2003. Under the Liabilities Agreement, the MOD agreed to indemnify QinetiQ Limited in respect of certain pre-Vesting liabilities assumed by QinetiQ Limited under the Business Transfer Agreement (described above).

Under the Liabilities Agreement, the MOD agreed to reimburse QinetiQ Limited for any financial liability of QinetiQ Limited to compensate any person: (i) for liabilities incurred prior to Vesting under any commercial contract transferred to QinetiQ Limited on Vesting (provided QinetiQ Limited's obligations thereunder were completed on or before 30 June 2002), other than environmental liabilities, product liabilities, public liabilities and certain other liabilities that arise as a consequence of negligence or breach of a professional duty of care; (ii) for employee illness and disease caused by exposure to harm (rather than accident) prior to Vesting; (iii) in certain circumstances under DERA's no fault compensation arrangements by reason of death, personal injury or disease contracted or sustained by reason of that person's voluntary participation before Vesting in any relevant trial; and (iv) for public liability in respect of any breach of statutory duty or common law duty arising out of any act of omission prior to Vesting (other than certain environmental liabilities, product liabilities and professional indemnity liabilities). Under the Liabilities Agreement, the MOD also agreed to indemnify QinetiQ Limited for certain environmental losses, namely reasonable and proper costs, expenses, liabilities, losses and certain damages suffered or incurred by QinetiQ Limited in respect of certain materials and devices buried before Vesting in, on, or under the properties transferred to QinetiQ Limited under the Business Transfer Agreement. Business interruption costs, loss of profit, loss of sales, loss of production, business interruption, reduction in value of any asset or shares or any other indirect or consequential loss or damage suffered by QinetiQ Limited are excluded from this indemnity.

QinetiQ Limited is not entitled to be paid pursuant to any claim under the indemnity in respect of certain materials and devices buried before Vesting in or under the properties transferred to QinetiQ Limited

under the Business Transfer Agreement unless an environmental authority or third party has commenced proceedings or validly served a statutory notice requiring action under environmental law (or it is reasonable to consider that any such proceedings could be commenced). QinetiQ Limited cannot make a claim under the indemnity after 27 August 2022 unless written notice setting out the material details of any such claim or the circumstances likely to give rise to such a claim has been given to the MOD prior to that date, or in relation to any property which it no longer owns or occupies pursuant to a lease or licence from the MOD.

There are also other limitations and exclusions that apply in relation to any claims that may be brought by QinetiQ Limited against the MOD under the Liabilities Agreement. These include limitations and exclusions: (i) in respect of claims up to £250,000 per annum (in aggregate) in respect of commercial contracts; (ii) in respect of negligent, unreasonable or reckless acts or omissions of QinetiQ Limited in relation to certain environmental losses; (iii) in respect of certain indemnities, covenants, undertakings, warranties, assurances or other contractual protection entered into or given by QinetiQ Limited or any member of the Group in relation to certain environmental losses; (iv) if the matter giving rise to the relevant claim was known to the directors or senior managers of QinetiQ Limited at Vesting or was provided for in the accounts used to determine the consideration under the Business Transfer Agreement; (v) if a property transferred to QinetiQ Limited under the Business Transfer Agreement is redeveloped for use other than within or incidental to QinetiQ Limited's business as a science and technology organisation; (vi) in respect of amounts recoverable from third parties or under insurance policies; (vii) in accordance with public policy; and (viii) in respect of loss of goodwill, opportunity or future profits or any other indirect or consequential loss. There is also a duty on QinetiQ Limited to mitigate any loss it may suffer. The Liabilities Agreement also includes provisions requiring QinetiQ Limited to maintain certain insurances in respect of certain pre-Vesting liabilities.

16.4 No Fault Compensation Agreement

The No Fault Compensation Agreement was entered into on 27 August 2002 between the MOD and QinetiQ Limited. The No Fault Compensation Agreement determines the allocation of financial responsibility between the MOD and QinetiQ Limited for meeting the costs of any compensation settlement for personal injury, illness or death of any healthy human volunteers (both military and civilian) ("participants") arising as a direct result of their participation in research studies or trials which involve making measurements or observations on participants for the purpose of gaining knowledge ("trials") that are conducted by QinetiQ Limited and commissioned and/or sponsored by the MOD (including trials jointly funded by the MOD and a third party). Any such trials must be carried out in accordance with a written protocol that has been approved by an ethics committee whose terms of reference have been endorsed by the MOD Chief Scientific Adviser.

QinetiQ Limited shall be indemnified by the MOD in respect of all claims and proceedings (including participants' reasonable legal costs) made or brought against QinetiQ Limited by or on behalf of participants (or their estates or dependants) taking part in any Type B Trial for illness, personal injury or death arising directly out of the work undertaken by the participant in the trial to which the participant would not have been exposed but for their participation in such trial. Type B Trials involve the use of drugs (except where there is an indemnity provided by the supplying pharmaceutical company); mountaineering and climbing activities requiring the use of equipment or guides; high-speed or endurance tests; hazardous expeditions or crewing vessels; use of firearms or explosives; professional sports levels of activity; use or presence of pathogenic or carcinogenic materials; diving, altitude, gravity and temperature trials (except where these are undertaken to test clothing or new technology within simulated environments which do not create any specific physical risk for the volunteer); piloting or crewing aircraft for non-routine flying activities; and any other activities that QinetiQ Limited and the MOD may agree from time to time shall constitute Type B Trials.

QinetiQ Limited shall not be entitled to be paid pursuant to any claim under the indemnity in respect of any Type A Trial. Type A Trials involve all activities within the scope of the No Fault Compensation Agreement which are not Type B Trials.

The indemnity given by the MOD shall not apply to any liability arising out of a claim relating to a Type B Trial where: (i) such illness, personal injury or death is caused by an intentionally wrongful act and/or omission and/or breach of statutory duty of QinetiQ Limited, and/or the failure of QinetiQ Limited to conduct the trial as contemplated or specified in the protocol; or (ii) if QinetiQ Limited fails to notify the MOD's claims department of such claim or proceedings as soon as is reasonably practicable; or (iii) if

QinetiQ Limited has made any admission in respect of such claim or proceedings or taken any action relating to such claim or proceedings which materially prejudices the defence of it without the prior written consent of the MOD (such consent not to be unreasonably withheld or delayed), save for any statement that is properly made by QinetiQ Limited in connection with the operation of QinetiQ Limited's internal complaint, accident reporting or disciplinary procedures or any statement that is required by law.

The MOD shall be indemnified by QinetiQ Limited in respect of all claims and proceedings (including participants' reasonable legal costs) made or brought against the MOD by or on behalf of participants (or their estates or dependants) taking part in any Type A Trial for illness, personal injury or death arising directly out of the work undertaken by the participant in the trial to which the participant would not have been exposed but for their participation in such trial.

The MOD shall be indemnified by QinetiQ Limited in respect of all claims and proceedings (including participants' reasonable legal costs) made or brought against the MOD by or on behalf of participants (or their estates or dependants) taking part in any Type B Trial for illness, personal injury or death arising directly out of the work undertaken by the participant in the trial to which the participant would not have been exposed but for their participation in such trial, save where: (i) such illness, personal injury or death is caused by something other than an intentionally wrongful act and/or omission and/or breach of statutory duty of QinetiQ Limited, and/or the failure of QinetiQ Limited to conduct the trial as contemplated or specified in the protocol; or (ii) if the MOD fails to notify QinetiQ Limited of such claim or proceedings as soon as is reasonably practicable; or (iii) if the MOD has made any admission in respect of such claim or proceedings or taken any action relating to such claim or proceedings which materially prejudices the defence of it without the prior written consent of QinetiQ Limited (such consent not to be unreasonably withheld or delayed), save for any statement that is properly made by the MOD in connection with the operation of the MOD's internal complaint, accident reporting or disciplinary procedures or any statement that is required by law.

The MOD will assess, investigate and seek to settle all claims from participants for no fault compensation arising from trials in accordance with procedures and principles set out in the No Fault Compensation Agreement. In particular, the MOD will determine the level of no fault compensation to be offered to participants by taking account of the level of compensation that a court would have awarded for the same injury, illness or death had it resulted from negligence (without any need to show negligence by QinetiQ Limited or the MOD, but making a deduction to take account of the degree to which a participant may have been responsible for his or her injury and illness), together with reasonable legal costs and disbursements as agreed between the MOD and the participant. If a participant accepts an offer of no fault compensation, this must be accepted on a full and final basis, wherever possible, including a waiver of all further claims against QinetiQ Limited and the MOD. If a participant and the MOD are unable to agree on the level of no fault compensation for any claim, such matter will be resolved by arbitration or, alternatively, the participant may withdraw from the no fault scheme and pursue the claim through the courts.

16.5 Principal Agreement

The Principal Agreement was entered into on 1 July 2001 between the MOD, QinetiQ Holdings Limited and QinetiQ Limited. The Principal Agreement was amended and restated by an Amendment and Restatement Agreement dated 25 September 2002 and further amended by Supplemental Deeds dated 28 February 2003 and 25 January 2006.

The Principal Agreement includes provisions relating to arrangements for the transfer of certain operations, assets, employees and liabilities to QinetiQ Limited at Vesting that were satisfied in July 2001. However, the provisions of the Principal Agreement in relation to Strategic Assets and the Compliance Regime remain operative. Those assets that were identified as Strategic Assets at Vesting are listed in the Principal Agreement. Additional assets may become Strategic Assets by agreement between the MOD and QinetiQ. Assets may also cease to be Strategic Assets with the MOD's consent.

QinetiQ Holdings Limited and QinetiQ Limited must, among other things, continue to operate the Strategic Assets, maintain and renew all licences, authorisations and consents required for their use and operation, insure them in accordance with the MOD's requirements and maintain them in good working order. QinetiQ Holdings Limited and QinetiQ Limited must also seek to obtain a new lease of any Strategic Asset comprising leasehold land where required to do so by the MOD. Where a Strategic Asset is subject to any contractual arrangements with any third party (including as to its use, maintenance or operation), QinetiQ Holdings Limited and QinetiQ Limited must use reasonable endeavours, if required

to do so by the MOD, to procure that the relevant third party enters into a collateral agreement with the MOD giving the MOD certain rights in relation to those arrangements (such as rights of step-in and step-out and a requirement for any variation of those arrangements to be agreed with the MOD).

QinetiQ Holdings Limited and QinetiQ Limited are obliged to procure that no member of the QinetiQ Controlled Group shall cease to be a member of the QinetiQ Controlled Group, without the MOD's consent, if it has a subsisting interest in any Strategic Asset.

The Principal Agreement provides that if the total annual income in relation to a Strategic Asset is not at least equal to the annual costs directly attributable to keeping that Strategic Asset operational (excluding any costs specifically attributable to tasking on the relevant Strategic Asset and excluding profit, each as determined by the MOD Pricing Group), that Strategic Asset will not be "financially viable." If a Strategic Asset is not financially viable, or if QinetiQ Limited or QinetiQ Holdings Limited wish to propose a reprovisioning plan for complete replacement of a Strategic Asset, QinetiQ Holdings Limited and/or QinetiQ Limited may require the MOD and QinetiQ Holdings Limited and/or QinetiQ Limited to enter into good faith negotiations with a view to agreeing appropriate commercial terms to enable the Strategic Asset to remain in operation on a financially viable basis or a reprovisioning plan or the basis on which the Strategic Asset will be disposed of, destroyed, closed or acquired by the MOD.

If a Strategic Asset is not financially viable and the MOD and QinetiQ Holdings Limited and/or QinetiQ Limited cannot agree commercial terms applicable to that Strategic Asset, either party may refer the matter to an independent expert to determine. If an independent expert determines the commercial terms on which a Strategic Asset could be financially viable, the MOD has the option either (i) to accept those commercial terms, or (ii) to consent to the disposal, destruction or closure of that Strategic Asset, or (iii) to exercise its rights to acquire that Strategic Asset.

The MOD has a right to acquire the Strategic Assets at their book value (as agreed between QinetiQ Holdings Limited or QinetiQ Limited and the MOD or determined by an expert) in the event that: (i) QinetiQ Limited or QinetiQ Holdings Limited or any other member of the QinetiQ Controlled Group wishes to sell or otherwise dispose of such Strategic Assets; or (ii) any member of the QinetiQ Controlled Group with an interest in such Strategic Assets ceases to be a member of the QinetiQ Controlled Group; or (iii) the MOD determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over QinetiQ or any other member of the QinetiQ Controlled Group which has an interest in a Strategic Asset contrary to the defence or security interests of the United Kingdom.

Under the Principal Agreement, the MOD also has a right to acquire the Strategic Assets at their market value (as determined by an expert) in the event that QinetiQ Limited or QinetiQ Holdings Limited or any other member of the QinetiQ Controlled Group with an interest in such Strategic Assets goes into liquidation, or has an administrator, receiver, manager or administrative receiver appointed over the whole or any part of its assets or undertaking, or a petition is presented or a resolution is passed for the liquidation or administration of any such company or any steps are taken with a view to any kind of composition, scheme, compromise or arrangement involving any such company and its creditors generally.

Under the Principal Agreement, the MOD, QinetiQ Holdings Limited and QinetiQ Limited have agreed that it is a cardinal principle that QinetiQ and each other member of the QinetiQ Controlled Group shall adhere to the Compliance Principles all in a manner consistent with, and with the overriding objective of protecting, the defence or security interests of the UK, provided that in respect of members of the QinetiQ Controlled Group (other than QinetiQ and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to adhere to the Compliance Principles as set out above) this shall only require QinetiQ Holding Limited and/or QinetiQ Limited to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles. For the purposes of demonstrating its adherence to the Compliance Principles, QinetiQ Holdings Limited and QinetiQ Limited have agreed to comply with an agreed set of compliance requirements. The MOD has agreed to comply with an agreed set of criteria when its consent is sought in relation to these compliance requirements.

If any member of the QinetiQ Controlled Group breaches the compliance requirements, the MOD may require QinetiQ Holdings Limited and/or QinetiQ Limited to take such action (including review and

change its informal procedures, replace any team or individual, terminate or withdraw from any relevant contract, indemnify the MOD for additional procurement costs and/or liability to third parties and/or re-perform any necessary work at no additional cost) as is necessary to put the MOD in the same position as it would have been if such breach had not occurred, provided that in respect of members of the QinetiQ Controlled Group (other than QinetiQ and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute obligation to take such action) this shall only require QinetiQ Holding Limited and/or QinetiQ Limited to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles. In the event of any breach by QinetiQ Holdings Limited and/or QinetiQ Limited of their obligations under the Compliance Regime, the MOD may claim, in addition to its other legal rights and remedies in respect of such breach (including, without limitation, damages for loss arising from such breach or injunctive relief), to be entitled to be paid by QinetiQ Holdings Limited and/or QinetiQ Limited damages quantified by reference to the profit (if any) made by QinetiQ Limited (or by the relevant member of the QinetiQ Controlled Group (as the case may be)) as a result of such breach(es).

The MOD may also require QinetiQ Holdings Limited to exercise such rights, influence or control it has over members of the QinetiQ Controlled Group to ensure that they take such action as may be required to remedy any breach of the compliance requirements. If QinetiQ Holdings Limited is unable to procure that a wholly-owned subsidiary incorporated in the UK that is in breach of the compliance requirements takes such action, the MOD may require QinetiQ Holdings Limited and/or QinetiQ Limited, among other things, to dispose of its interest in any such wholly-owned subsidiary incorporated in the UK. If QinetiQ Holdings Limited does not do all that a reasonable person reasonably could do to procure that a member of the QinetiQ Controlled Group (other than a wholly-owned subsidiary incorporated in the United Kingdom) takes such action, the MOD may require QinetiQ Holdings Limited and/or QinetiQ Limited, among other things, to dispose of its interest in any such member of the QinetiQ Controlled Group. Notwithstanding that QinetiQ Limited and/or QinetiQ Holdings Limited shall have done all that a reasonable person reasonably could do to ensure the compliance of relevant members of the QinetiQ Controlled Group, if the actions (or failure to act) of a member of the QinetiQ Controlled Group compromise or may compromise the ability of QinetiQ Limited and/or QinetiQ Holdings Limited and/or any other member of the QinetiQ Controlled Group which provides advice to the MOD to comply with the compliance requirements, the MOD (acting reasonably and proportionately) has the ability to apply the normal range of remedies under the Compliance Regime, including among other matters in the case such situation is unremedied, the right to oblige QinetiQ Limited and/or QinetiQ Holdings Limited (as appropriate) and any other member of the QinetiQ Controlled Group to dispose of sufficient interests in the relevant member of the QinetiQ Controlled Group such that it is no longer a member of the QinetiQ Controlled Group.

Pursuant to the Principal Agreement, up to 1 April 2008, QinetiQ Holdings Limited, QinetiQ Limited and the other members of the QinetiQ Controlled Group are prohibited from carrying out certain categories of defence manufacturing or from carrying out such activities without the consent of the MOD. Defence manufacturing consists of assembling or producing arms, munitions, war material, or essential components thereof. This prohibition shall only apply in respect of members of the QinetiQ Controlled Group (other than QinetiQ and its wholly-owned subsidiaries incorporated in the United Kingdom, in respect of which this proviso shall not apply and which shall be subject to an absolute prohibition in respect of such defence manufacturing) so as to require QinetiQ Holdings Limited and/or QinetiQ Limited to do all that a reasonable person reasonably could do to exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together with any other action or inaction) would result in the variation of any of the rights attached to the Special Share and/or a breach of the Compliance Principles. If QinetiQ Holdings Limited does not do all that a reasonable person reasonably could do to procure that an associate (as defined in IAS 28) of a member of the QinetiQ Consolidated Group ceases to be engaged in certain defence manufacturing, the MOD may require QinetiQ to dispose of its interest in any such associate.

If the MOD requires QinetiQ to dispose of its interest in any member of the QinetiQ Controlled Group in circumstances where the Listing Rules shall require QinetiQ to first obtain the consent of its shareholders, QinetiQ shall only be required to dispose of such interest if it shall obtain such consent. If required by the

MOD, QinetiQ shall do all that a reasonable person reasonably could do to procure that QinetiQ shall seek and obtain any such consent that may be required. In the event that any such consent is not obtained, the MOD is entitled to seek the other remedies for breach of the compliance requirements as set out above.

Further details of the Strategic Assets arrangements are set out in paragraph 6 of Part IX: "Relationship with the MOD", paragraph 15.3 above and paragraph 16.6 below. Further details of the Compliance Regime are set out in paragraph 15.2 above.

16.6 **Ancillary Property Agreement**

The Ancillary Property Agreement was entered into on 25 September 2002 between the MOD, QinetiQ Holdings Limited. The Ancillary Property Agreement applies to certain real property assets ("Strategic Asset Property") and deals with practical aspects relating to the Strategic Assets regime.

Agreed transfer restrictions are to be registered in the proprietorship register, and agreed notes are to be registered in the charges register, against each Strategic Asset Property. These restrictions and notes will state that interests in Strategic Asset Property may not be disposed of without the written consent of the MOD.

The Ancillary Property Agreement further provides that QinetiQ Limited is required to promptly inform the MOD if any landlord or superior landlord shall forfeit any Strategic Asset Property (or any superior lease out if which any such lease was granted). QinetiQ Limited must promptly apply to the court for relief from any such forfeiture and diligently pursue any such application and comply with the terms of any order of the court granting relief from any such forfeiture. QinetiQ Limited has given the MOD a power of attorney as security for the performance of such obligations.

Further details of the Strategic Assets regime are set out in paragraph 6 of Part IX: "Relationship with the MOD" and paragraphs 15.3 and 16.5 above.

16.7 **Clawback Agreement**

The Business Transfer Agreement (described above) provided for the entry by the parties into a clawback agreement relating to the properties transferred under the Business Transfer Agreement (the "Clawback Agreement"). Pursuant to the Clawback Agreement, the MOD retained an interest in future profits on disposal following a 'trigger event'. A 'trigger event' includes the granting of planning permission for development and/or change of use and the disposition of any of the transferred properties. During the 12 years from 1 July 2001 (which period may be extended for individual properties where receipt of a payment is deferred), following a 'trigger event', the MOD is entitled to clawback a proportion of the gain on each individual property transaction in excess of a 30 per cent. gain on a July 2001 professional valuation. The proportion of the excess gain due to the MOD is based on a sliding scale which reduces over time from 50 per cent. to 9 per cent.

16.8 **QinetiQ Group Share Purchase Agreement**

Pursuant to a share purchase agreement (the "QinetiQ Group Share Purchase Agreement") between the MOD and the Company dated 3 December 2002, the Company purchased the entire issued share capital of QinetiQ Holdings Limited from the MOD.

The total consideration comprised a payment by the Company of £180.8 million (adjusted by reference to net debt and working capital of QinetiQ Holdings Limited and its then subsidiaries) and the issue by the Company to the MOD of 3,773,481 convertible A ordinary shares of £0.01 each, 285,833 convertible B ordinary shares of £0.01 each, 3,752,686 convertible preferred shares of £0.01 each, 70,308,000 redeemable cumulative preference shares of £1 each and the Special Share.

If the LTPA is terminated on or before 31 March 2006, then the MOD shall pay to the Company compensation in accordance with an agreed schedule of payments that reduce over time. If the LTPA is terminated between 3 December 2002 and 31 January 2006, the compensation payment from the MOD shall be £21.667 million. If the LTPA is terminated between 31 January 2006 and 28 February 2006, the compensation payment from the MOD shall be £20.883 million. If the LTPA is terminated between 28 February 2006 and 31 March 2006, the compensation payment from the MOD shall be £20 million.

The MOD gave certain customary taxation, litigation, environmental and other warranties to the Company. However, no claims may be brought under these warranties (other than the tax warranties) as

the last date for notification of such claims expired on 30 June 2004. Under the Tax Deed referred to in paragraph 16.9 below, claims under warranties for tax matters must be notified to the MOD not later than 30 April 2009. The QinetiQ Group Share Purchase Agreement and the Tax Deed also include other customary limitations in relation to potential claims under the tax warranties.

In addition, the MOD has undertaken to pay QinetiQ a sum calculated by reference to the pension liabilities as at Admission of QinetiQ Holdings Limited and its subsidiaries as at the date of completion of the QinetiQ Group Share Purchase Agreement ("the Final Pensions Adjustment"). This payment will equal the amount by which the final liability value (being the value, as at the date of Admission, of the liabilities of the QinetiQ Pension Scheme as at 30 September 2002) exceeds the final fund value (being the value, as at the date of Admission, of the assets of the QinetiQ Pension Scheme as at 30 September 2002). The final liability value is calculated as at the date of Admission and by reference to an agreed liabilities valuation as at 30 September 2002 and certain discount rates and pay and pension increases between 30 September 2002 and the date of Admission. The final fund value is calculated as at the date of Admission and by reference to an agreed asset valuation as at 30 September 2002 and the performance of various agreed indices over the period from 30 September 2002 to the date of Admission. No Final Pensions Adjustment will be made if the final fund value exceeds the final liability value or in respect of the first £25 million by which the final liability value exceeds the final fund value. The maximum sum payable by the MOD under the Final Pensions Adjustment shall be £45 million in the event that the final liability value exceeds the final fund value by more than £70 million. As at 31 December 2005, the MOD and the Company have estimated that the final liability value will exceed the final fund value by more than £70 million and that, therefore, the Final Pensions Adjustment is expected to be £45 million.

The Company is required to ensure that an amount equal to the Final Pensions Adjustment is paid into the QinetiQ Pension Scheme following receipt from the MOD. The Company may also be required to make certain payments back to the MOD if the QinetiQ Group receives any tax benefits from the contribution of this money to the QinetiQ Pension Scheme. Any such tax benefits may arise in respect of any accounting period which commences prior to the fourth anniversary of the date on which any such contribution is made. However, no such payments need be made to the MOD if the aggregate tax liability of the QinetiQ Group for the accounting period in which such contribution is paid to the QinetiQ Pension Scheme is less than £5 million.

16.9 **Tax Deed**

The Tax Deed was entered into on 28 February 2003 between the MOD and QinetiQ Group plc (the "Tax Deed") pursuant to the QinetiQ Group Share Purchase Agreement. Under the Tax Deed, the MOD has covenanted to pay the Company an amount equal to any liability for tax (including penalties, charges and interest relating thereto) of QinetiQ Holdings Limited and its then subsidiaries (each a "relevant company") that arises in consequence of an event occurring on or before 28 February 2003 (including any tax liability the repayment of which is shown as an asset in the completion accounts prepared under the QinetiQ Group Share Purchase Agreement and which would have been repaid but for an event occurring on or before 28 February 2003) or in respect of or by reference to any income earned on or before 28 February 2003 or in respect of a period ending on or before 28 February 2003.

The MOD has also covenanted to pay the Company an amount equal to any liability for tax (including penalties, charges and interest relating thereto) of a relevant company: (i) which could have been saved but for the loss, reduction, modification or cancellation of a tax relief, allowance, exemption or credit or right of repayment of tax (a "tax relief") shown as an asset in the completion accounts prepared under the QinetiQ Group Share Purchase Agreement (a "vendor tax relief") as a consequence of an event occurring on or before 28 February 2003 or the non-existence, cancellation or withdrawal of a vendor tax relief; or (ii) which would have arisen in consequence of an event occurring on or before 28 February 2003 or in respect of or by reference to any income earned on or before 28 February 2003 or in respect of a period ending on or before 28 February 2003 but for the utilisation of: (a) a vendor tax relief or a tax relief arising to the Company or in respect of an event occurring after 28 February 2003; or (b) in respect of a period commencing after 28 February 2003 (a "purchaser tax relief"); or (iii) arising as a consequence of an event occurring at any time before 28 February 2003 as a result of any such relevant company being a member of a group for tax purposes or being controlled by any person, where such liability is primarily a liability of a person other than a relevant company.

There are customary limitations and exclusions in the Tax Deed that apply in relation to any liability of the MOD to the Company under the Tax Deed (a "Relevant Liability"). The Company is also required to give

the MOD notice of any claim which is likely to give rise to any Relevant Liability as soon as reasonably practicable. No claim may be brought in respect of any Relevant Liability unless notice has been given to the MOD in writing of such claim by no later than 30 April 2009 (specifying in reasonable detail the matter which gives rise to the claim and, if practicable, the amount claimed in respect thereof).

Under the Tax Deed, the Company shall indemnify the MOD in respect of any liability for tax (including penalties, charges and interest relating thereto) which would not have arisen but for some voluntary act, omission or transaction carried out by the Company or any relevant company otherwise than in the ordinary course of business (including any failure by any such company to pay any amount in respect of any tax) for which the MOD is not liable under the provisions of the Tax Deed.

16.10 **The Long Term Partnering Agreement ("LTPA")**

The LTPA was entered into on 28 February 2003 between the MOD and QinetiQ Limited. It is for a maximum term of 25 years expiring on 31 March 2028, renewable at the MOD's option for a further maximum period of up to 25 years.

Pursuant to the terms of the contract, QinetiQ Limited provides an integrated test, evaluation and training ("TE&T") capability. This comprises two principal obligations—to provide Non Tasking Services and to perform Tasks, each of which is described in more detail below.

Non Tasking Services

First, QinetiQ Limited must provide TE&T services at a number of the United Kingdom's air, land and sea test and evaluation facilities where the land and buildings are owned or controlled by the MOD but the technical plant and equipment is generally owned by QinetiQ Limited (the "Non Tasking Services"). QinetiQ Limited has been given a non-exclusive licence to access the relevant MOD sites for the purpose of performing its obligations under the LTPA.

The Non Tasking Services consist of providing the MOD with certain capabilities for TE&T. The LTPA specifies the level of availability of capabilities required by the MOD across all facilities and, in relation to each facility, the dependencies and limitations which may constrain availability as well as the maximum volume levels for each capability at each facility available during a year within the firm price payable by the MOD for the Non Tasking Services (the "NTS Price", described in more detail below). Where a capability is supported by a number of facilities, QinetiQ Limited can move resources around so as to use certain facilities at different times and to manage maintenance and investment obligations and projects.

Second, QinetiQ Limited must maintain the MOD's land and buildings to the extent possible within a budget fixed by the MOD. QinetiQ Limited is given an order of priority within which to carry out maintenance. Capital works to the MOD's land and buildings are not treated as investment projects funded through the NTS Price but are commissioned by the MOD as Tasks, as are property management services.

Third, QinetiQ Limited must carry out rationalisation plans and other investment projects as agreed with the MOD through the Change mechanism from time to time (described below). Such projects are designed to consolidate, enhance or rationalise facilities. The Air Ranges Rationalisation Plan is the main project which QinetiQ Limited agreed to carry out in the first 5 years of the LTPA to generate certain cost savings.

Tasks

QinetiQ Limited also carries out, on behalf of the MOD, TE&T trials for its defence programmes (the "Tasks"). Tasks may be performed all around the world as not all of the capability is founded on a specific facility. Tasks are commissioned on an "on demand" basis and there is no guarantee of minimum volume or value. The mechanism for placing Tasks is set out in an enabling arrangement attached to the LTPA, which also sets out standard conditions to apply to each Task.

In addition, if the MOD requires an additional capability not provided for under the LTPA or requires Non Tasking Services exceeding the maximum volume set out in the LTPA, then the MOD may request such additional services as Tasks and QinetiQ Limited can price the Task at fully absorbed cost (the full cost of providing the additional resources/facilities necessary to deliver the Task). There is also a mechanism by which the MOD can issue a "Change" order in accordance with the Change procedures (described further below) to vary the contracted capability, which will adjust the NTS Price.

QinetiQ Limited earns additional income over and above the NTS Price for the performance of Tasks. Pricing for each Task is agreed separately on either a firm price or an ascertained cost-plus-profit basis reflecting the level of risk to be taken by QinetiQ Limited.

Other work

QinetiQ Limited may also use the LTPA facilities to carry out work for customers other than the MOD, which is known as "Other Work". This always requires the approval of the MOD. The MOD requires certain payments from some categories of Other Work, given that it is funding the provision of the sites and facilities which allow QinetiQ Limited to offer services to third parties. These may include a usage fee, a contamination levy, a gainshare payment, a fixed cost repayment and a commercial exploitation levy.

MOD responsibilities

The MOD is obliged to provide certain personnel, plant and equipment, information and services on loan (known as "GFX") to support the provision of services by QinetiQ Limited.

Management of LTPA

A Joint Management Board ("JMB") (on which the MOD and QinetiQ Limited are equally represented and adopt decisions by unanimity) monitors the day-to-day operation of the LTPA, and is responsible for assessing performance, resolving disputes in the first instance and undertaking periodic and annual reviews. In addition, a Joint Steering Board ("JSB") (on which the MOD and QinetiQ Limited are equally represented and adopt decisions by unanimity) reviews strategic matters as well as issues and disputes referred to it by the JMB. An independent expert has also been appointed to determine matters referred to him from time to time, such as in relation to the price fixed at periodic review (described in more detail below). Generally matters are escalated through the JMB and the JSB before they are referred to the independent expert but certain matters, including requesting recommendations for intermediate sanctions to be carried out to avoid termination (described below), may be referred directly to the independent expert.

Price, payment and periodic review

The NTS Price is determined every five years during the term of the LTPA on the basis of projected running costs incurred in delivering the Non Tasking Services as well as the costs of agreed rationalisation and other investment projects. The NTS Price for the first five years is £183,323,000 in 2003/4, £187,906,000 in 2004/5, £192,604,000 in 2005/6, £197,419,000 in 2006/7 and £202,354,000 in 2007/8, subject to any price variations through the Change mechanism (described below).

Payment of the NTS Price is made in monthly instalments. 1.5 per cent. of the annual NTS Price is retained by the MOD pending an annual assessment of QinetiQ Limited's performance against 11 KPIs. These performance indicators are heavily weighted towards health and safety and environmental issues. Some or all of the 1.5 per cent. retention may be released to QinetiQ Limited at the end of each year depending on its performance rating. QinetiQ Limited may also be entitled to a bonus of up to 0.5 per cent. of the annual fee if it exceeds performance targets.

The NTS Price and the capabilities are reviewed every five years during the term of the LTPA through a periodic review process (the first periodic review will therefore take effect from 1 April 2008). This allows the MOD to re-evaluate its needs for capabilities as well as to budget for rationalisation and other investment projects for the next five years. There is no obligation on the MOD to require a certain volume or minimum volume of capabilities under the LTPA during the next review period. In the periodic review process, QinetiQ Limited must forecast its operating costs and commit to making specified cost savings in the next five year period by carrying out specific investment and rationalisation projects (which must be agreed with the MOD) or by committing to reduce costs in a specific amount through, for example, efficiency savings. If QinetiQ Limited does not achieve such cost savings it is penalised by having the amount which it did not achieve deducted from its forecast operating costs for that next period. It may however, retain any additional cost savings which it makes in the relevant review period as additional profit. There are also adjustments made to the NTS Price to account for variations in insurance provisions or compulsory pension contributions which were, or were not, included in the last calculation of the NTS Price.

In the event that agreement on the NTS Price is not reached at periodic review, the parties may refer the matter to the independent expert. From March 2012 (to coincide with the second periodic review), either party may terminate on one year's notice if they are not prepared to accept the independent expert's determination. The compensation arrangements upon termination are designed to dissuade either party from terminating (described below).

Changes

Either party can propose amendments ("Changes") to the scope of the Non Tasking Services (and thereby to the NTS Price), either in parallel with a periodic price review or on an ad hoc basis. This is the main process through which investments and capital spend are agreed. QinetiQ Limited has an obligation to plan, prioritise and propose to the MOD rationalisation or other investment projects which may be implemented as Changes.

If the MOD proposes a Change requiring capital expenditure, it must fund such expenditure or require QinetiQ Limited to use reasonable endeavours to obtain external financing. If QinetiQ Limited is unable to obtain such funding within a specified period (usually 60 business days from the proposal being agreed) the MOD must find an alternative method of funding itself. In each five year period there is an unallocated provision built into the NTS Price, and this can be used by the MOD to fund Changes until exhausted. At any time following the issue of a Change order, the MOD may change the method of funding from external financing to self-funding.

QinetiQ Limited can object to a Change requested by the MOD on certain grounds, such as because it is not technologically feasible, would require services to be performed in a manner inconsistent with good industry practice, would cause an unusual and unacceptable health and safety risk, would cause consents or licences to be revoked, would result in QinetiQ Limited being in breach of its obligations under the contract, would have a material adverse effect on the ability of QinetiQ Limited to perform the contract or would materially and adversely change the nature of the scope of the contract, including the contract's risk profile. If it is agreed by the parties or determined by the dispute resolution procedure that the objections are valid, the proposed Change is deemed to be withdrawn. If it is agreed or determined that the objections are invalid, the parties enter discussions on the terms of the Change proposal. The Change proposal must be agreed by the parties or determined by the independent expert on a fair and reasonable basis. If at this stage QinetiQ Limited raises objections to the Change on the grounds that it would adversely affect its ability to perform the contract or that the Change would materially change the scope of the contract, and subsequently it does not believe that these objections have been satisfactorily addressed by the independent expert, it may refer the matter to the dispute resolution procedure. If its objections are considered valid at that stage, the MOD's Change proposal is also deemed to be withdrawn.

If QinetiQ Limited requests a Change, then through a similar process the parties must agree or the independent expert must settle the proposal on a fair and reasonable basis, taking into account any of the MOD's concerns about consequential changes to the NTS Price, the quality of the services, risks, the MOD's relationship with third parties and the impact on the MOD's future requirements for Tasks.

Some of the assets that support the LTPA are also designated as Strategic Assets. This means that Changes proposed by the MOD or QinetiQ, or Changes opposed by the MOD, may impact QinetiQ's obligations under the Principal Agreement. If a Change under the LTPA would impact a Strategic Asset, then QinetiQ must in parallel with the Change under the LTPA, follow the process set out for changes to the Strategic Assets under the Principal Agreement. Furthermore, in the event that the MOD, under the LTPA, makes changes to its requirements such that any Strategic Assets were no longer funded by the NTS Price, then QinetiQ is able to seek recourse to the Principal Agreement for the MOD to: (i) make the Strategic Assets financially viable; (ii) consent to close it or dispose of it; or (iii) purchase the Strategic Asset.

Subject to QinetiQ Limited's rights of objection described above, there is no limit on the extent of Changes which may be requested by the MOD. However, either party may commence a five year price review early if the NTS Price is decreased by 20 per cent. or more as a result of a Change.

Indemnities and compensation

The parties have agreed to indemnify each other in respect of general liabilities caused by their respective failures. QinetiQ Limited's liability to the MOD in respect of uninsured losses is generally capped at £2 million in aggregate each year (indexed) and the MOD has agreed to indemnify QinetiQ Limited for any uninsured losses exceeding £2 million in aggregate in any year.

However, there are specific liability provisions which disapply the general cap in respect of:

- environmental contamination (where liability is allocated by reference to the nature of the activities and for whom they are being carried out, and whether contamination is historic or new. The MOD is responsible for legacy issues, provided that QinetiQ Limited has complied with its environmental stewardship obligations);
- government loaned aircraft (where responsibility depends on the ownership of the aircraft, the use to which it is put and whether it is classed as a military aircraft). QinetiQ Limited also agrees to comply with the MOD's policy not to claim against suppliers of aircraft and aircraft products for certain losses);
- intellectual property rights (where QinetiQ Limited's exposure to third party liability is generally capped at £50,000 (indexed) in any year); and
- employment matters such as TUPE related claims.

Both parties are excused in relation to performance during events of force majeure. The MOD must, however, continue to make payments of the NTS Price. Neither party may terminate the LTPA during the period of force majeure but either party can request a Change using the Change procedure.

In extreme circumstances, such as a material threat to defence or security, the MOD may step-in or require QinetiQ Limited to provide assistance to it. The MOD must, however, indemnify QinetiQ Limited against any loss which QinetiQ Limited suffers as a result of carrying out the MOD's directions.

There is also a regime for compensation to QinetiQ Limited for certain losses, costs and expenses and relief from obligations upon the occurrence of certain "Special Events". These include (i) the MOD breaching the LTPA and thereby preventing QinetiQ Limited's performance of its Non Tasking Services, (ii) change in law, (iii) change in the MOD's policy, (iv) damage or destruction of land save to the extent it results from the default or negligence of QinetiQ, (v) damage or destruction of buildings and equipment if not caused by default or negligence of QinetiQ Limited, (vi) refusal by Dstl to accept reasonable sub-contract terms (where QinetiQ Limited is required to or has no alternative other than to use Dstl to supply certain services), (vii) an adverse change in the price or terms upon which the MOD supplies goods or services to QinetiQ Limited which is not in accordance with market conditions, (viii) where, as a result of certain events QinetiQ Limited is or is likely to be in breach of law and/or its obligations under the LTPA (such events including: the MOD not approving a Change or proposed investment project; the MOD exhausting its budget for land and buildings maintenance; the MOD directing that certain land, buildings or equipment not be made good; or a part or component of any equipment used by QinetiQ Limited becoming obsolete or unavailable (where that could not reasonably have been foreseen)), (ix) failure to obtain, or withdrawal or amendment of, any regulatory approval, consent, licence, or exemption if not caused by default or negligence of QinetiQ Limited, (x) any act of a regulatory or governmental authority which causes or a determination that QinetiQ Limited's conduct under the LTPA is in breach of marine, air navigation or military lands legislation, (xi) civil disturbance affecting the site or access thereto (other than if directed at corporate policies or actions of QinetiQ Limited or its subcontractors unrelated to the Services), or (xii) step-in by the MOD. QinetiQ Limited must serve a notice on the MOD to obtain relief or compensation within 15 business days of a Special Event occurring. If the parties cannot agree on the relief or compensation to be given within 20 business days of receipt of the notice, the matter is resolved in accordance with the specified dispute resolution procedure. There is no cap on the compensation which QinetiQ Limited can claim for its losses, but there are a number of types of losses excluded, such as loss of profit, indirect losses, losses relating to internal management time or resources, or criminal fines or penalties. QinetiQ must also deduct from any claim any savings it has made as a result of the Special Event, any compensation received from another person for the same loss or insurance proceeds received, and any tax savings or benefits which arise from the Special Event.

The provisions of the LTPA set out the exclusive remedies available for losses suffered under it. Except where expressly permitted, neither party may bring any claims for consequential losses against the other party.

Insurance

Generally speaking, the MOD self-insures the land and buildings used by QinetiQ Limited to carry out the LTPA obligations together with any plant and equipment which it owns. QinetiQ Limited, however, is obliged to insure plant and equipment which it owns and to take out property damage and business

interruption, aviation liability and aircraft hull & war insurance in relation to the buildings at Boscombe Down airfield and all of the aircraft loaned to QinetiQ by the MOD. It must also maintain the usual insurance policies in respect of its activities, including business interruption, public and products liability and employer's liability as well as some specialist policies for marine hull and liability, aircraft liability, hull & war and business travel insurance. Where the MOD requests QinetiQ Limited to carry out any activity which exposes it to exceptional risks which it cannot insure against, or if certain risks become uninsurable or at economic cost, it may refuse or cease (as applicable) to undertake the activity unless the MOD agrees to provide an indemnity or other risk mitigation measures.

Intellectual property

Ownership of intellectual property rights ("IPR") created during the performance of the Non Tasking Services vests in QinetiQ Limited, with limited user rights for the MOD. The ownership of IPR created during Tasks may vest in either QinetiQ Limited or the MOD, as determined in accordance with standard MOD guidance to industry. Where it vests in QinetiQ Limited, the MOD receives an irrevocable, worldwide, non-exclusive, royalty-free licence to use any invention or design comprised in such IPR. Any assignment of IPRs vesting in QinetiQ Limited must ensure that the MOD's rights are maintained, but QinetiQ Limited is not required to obtain the MOD's consent to such assignments. However, the MOD does have rights to restrict the grant of licences by QinetiQ Limited to third parties where this conflicts with the MOD's rights under its licence from QinetiQ Limited. There are protections for both parties in relation to the use of third party IPR. QinetiQ Limited is authorised to take advantage of certain "Crown use" provisions so that it is able to use inventions and designs owned by third parties for the performance of the Tasks and Non Tasking Services without infringing such rights.

On expiry of the LTPA or termination, QinetiQ Limited is required to transfer to the MOD all its intellectual property rights, including rights created prior to the effective date of the LTPA (1 April 2003), which are used exclusively in provision of services under the LTPA. This obligation extends to novating or assigning all licences of intellectual property rights which QinetiQ Limited benefits from which are used exclusively in the provision of the services under the LTPA. QinetiQ Limited must also grant a non-exclusive, worldwide, perpetual and irrevocable licence to the MOD to use any other intellectual property rights which QinetiQ Limited owns and are used in QinetiQ Limited's business (and which has not been assigned to the MOD) including computer software programmes developed by or on behalf of QinetiQ Limited or any member of the QinetiQ Group which are used both in QinetiQ's business or for or in connection with the provision of the services under the LTPA and for other purposes in the QinetiQ Group's business. The MOD is entitled to grant sub-licences under this licence granted by QinetiQ Limited to the MOD, but use by the MOD and any sub-licensees is restricted solely to use in or operation of a business similar to QinetiQ Limited's business in the case of the MOD or, in the case of a sub-licensee, providing services for and on behalf of the MOD equivalent to the services provided under the LPTA. In some instances, a royalty payment will be due from the MOD for such a licence.

In exchange, the MOD is required to give QinetiQ Limited a worldwide, irrevocable, perpetual, non-exclusive and royalty-free licence to use the IPR which was assigned by QinetiQ Limited to the MOD under the LTPA. Such licence-back shall be free of charge where the services provided in connection with these rights are similar to the services provided under the LTPA. However where the services provided in connection with these rights are not similar to the services provided under the LTPA, this licence-back is on the basis of fair and reasonable royalty, payable by QinetiQ Limited to the MOD.

Termination

QinetiQ Limited can terminate the contract early if the MOD fails to pay £1 million (indexed) for more than two months. The MOD can terminate the contract early in the following circumstances: (i) insolvency; (ii) material breach by QinetiQ Limited of certain key obligations (including security obligations); (iii) very poor performance (i.e. failure to meet certain targets in relation to the KPIs in either two or three consecutive years); and (iv) corruption or fraud. In the cases of insolvency, assignment without consent, very poor performance for three consecutive years or failure of the safety or environmental regimes, the MOD can terminate immediately. In all other cases there is a cure period. Also, as discussed above, from March 2012, either party may terminate on one year's notice in the event that agreement on the NTS Price is not reached at a periodic review.

Upon termination and expiry, compensation is payable. The level of compensation varies according to the reason for termination. If termination occurs because of QinetiQ Limited's breach or QinetiQ Limited

terminates because it does not agree with the NTS Price for the next five year period, the MOD must pay QinetiQ Limited for any unpaid capital expenditure but certain amounts are deducted from this sum. The deductions include the MOD's transitional costs and re-procurement costs capped at £15 million (indexed annually), and any overpayment of capital expenditure which has not yet been incurred by QinetiQ Limited.

On termination for payment default by the MOD, if the MOD terminates because it does not agree with the NTS Price for the next five years, or if the MOD terminates for breach of security where it is not willing to accept a determination by the independent expert, QinetiQ Limited is compensated for its unpaid capital expenditure plus a payment for profit which it would have earned, but has not yet been paid, during the next five years (or to contract expiry if shorter), termination costs and liabilities due to sub-contractors, hand-over costs and any break costs incurred in early termination of interest rate hedging arrangements entered into for the purposes of debt finance. It must deduct from that sum any overpaid capital expenditure. Other than in the case of termination by the MOD for breach of security where it is not willing to accept a determination by the independent expert, the sum of the profit payment, sub-contractor termination costs and hand-over costs are capped at £30 million (indexed annually).

On expiry of the term, QinetiQ Limited is also entitled to be paid compensation for its unpaid capital expenditure less any overpaid capital expenditure plus any amounts owing by QinetiQ Limited for incomplete maintenance works required at the expiry of the term.

If, in each of the above scenarios, the various deductions to be made to the calculation cause the payment to be negative, then QinetiQ Limited has to pay the balance to the MOD.

There are various handover obligations which are triggered by termination, including the preparation of and compliance with an exit plan. These are designed to ensure that following expiry or termination, the MOD will be able to re-compete or take over the Non Tasking Services.

16.11 Shareholder Relationship Agreement

QinetiQ has entered into the Shareholder Relationship Agreement with the MOD and Carlyle, conditional upon Admission, which includes, among other things, provisions intended to ensure that QinetiQ will, following Admission, be able to operate independently of the MOD and Carlyle as Ordinary Shareholders. The MOD and Carlyle each agree to use all reasonable endeavours, as Ordinary Shareholders to: (i) procure that each member of the QinetiQ Group is not prevented from carrying on its business independently of it, (ii) procure (to the extent that it is able) that all transactions between any member of the QinetiQ Group and the relevant shareholder will be entered into on arm's length terms and (iii) abstain from voting on any shareholder resolution which is required pursuant to Chapter 11 of the Listing Rules for any proposed transaction between a member of the QinetiQ Group and the relevant shareholder which is a related party transaction for the purposes of Chapter 11 of the Listing Rules and in respect of which the relevant shareholder is required to abstain from voting.

The MOD and Carlyle are each entitled to appoint a non-executive director for so long as they do not dispose of any Ordinary Shares (save for a disposal to a Crown representative or a disposal made under the Global Offer or made in connection with the Over-allotment Arrangements) and thereafter for so long as they hold at least 10 per cent. of QinetiQ's issued Ordinary Share capital (excluding Ordinary Shares held in treasury). Below that threshold, such appointment rights fall away. The MOD is also entitled to appoint any person as an observer. Any observer appointed by the MOD will have the right to attend and speak at meetings of the Compliance Committee, but will not be entitled to vote and will not be regarded as a director of QinetiQ (although such person may, in addition, be appointed by the MOD as a director). The Shareholder Relationship Agreement also includes a protocol to be observed in relation to any non-executive director appointed by the MOD or Carlyle in relation to potential conflicts of interest and the protection of confidential information.

The Shareholder Relationship Agreement also includes a commitment from the Company that the Chairman will be put forward for re-election at the annual general meeting of the Company in 2007. QinetiQ has also committed to the MOD that any subsequent UK Government representative appointed to the Board by the MOD will be given an indemnity on no less favourable terms than those offered to any other director on the Board at that time.

The Shareholder Relationship Agreement includes provisions allowing the MOD and Carlyle to obtain certain information from QinetiQ, provided that the information is available to QinetiQ and that disclosure of the information will not breach any applicable law or regulatory requirement. There are

protections for any such information that is commercially sensitive; for example, the MOD must not use such information to gain an improper commercial advantage in the context of any customer relationship which it has with any member of the QinetiQ Group.

The MOD and Carlyle undertake to provide QinetiQ with such notice as is reasonably practical in the circumstances of any proposed sale of their Ordinary Shares and consult with QinetiQ so far as is reasonably practicable in the circumstances prior to making any such sale. The MOD and Carlyle agree that they may sell an equivalent proportion of the Ordinary Shares which they hold at the same time and in co-ordination with each other (although the Shareholder Relationship Agreement contains no obligation to do so).

The MOD and Carlyle agree that, for so long as they have a right to nominate a non-executive director, if one of them proposes to sell Ordinary Shares it will provide the other with such notice as is reasonably practicable in the circumstances of such proposed sale and will discuss with the other whether to effect a joint offering of Ordinary Shares (having regard to QinetiQ's desire to ensure an orderly market for its Ordinary Shares). If they are unable, within a reasonable time, to agree to effect a joint offering, the relevant party will not be prevented from or required to delay the proposed sale.

QinetiQ undertakes to the MOD that it will, and will use all reasonable endeavours as a shareholder to procure that all other persons to whom the Compliance Regime applies will, comply with all its or their obligations under or in respect of the Compliance Regime and, while the MOD continues to hold a Special Share, to observe its or their obligations (and the MOD's rights) under the Special Share.

In the Shareholder Relationship Agreement, the MOD confirms to Carlyle that, based on the information currently available to it, the MOD does not currently regard Carlyle as (or currently believe that Carlyle has, at any time since it acquired Ordinary Shares in QinetiQ, been) a person which would be required to dispose of Ordinary Shares under the Articles. Further details on such disposal requirements are set out in paragraph 16.5 of this Part XVII.

In addition, in order to protect the defence and security interests of the United Kingdom, QinetiQ agrees to procure that, for so long as QinetiQ or any of its affiliates and associates incorporated in England and Wales is a contractor or a subcontractor on any defence related programme involving classified information, such contractor or subcontractor will, unless the MOD agrees otherwise in writing, remain incorporated in England and Wales. In support of such commitment, QinetiQ undertakes to the MOD that it will not; without the MOD's consent, allow: (i) the establishment by QinetiQ of a non-UK holding company for the QinetiQ Group; (ii) QinetiQ to change its registered office or corporate headquarters to an address outside the UK; or (iii) the primary listing of the Ordinary Shares or any other securities of QinetiQ (or where appropriate, of any other member of the QinetiQ Group) to be removed from the Official List or trading on the market for listed securities of the London Stock Exchange. These restrictions are intended to protect the defence or security interests of the UK. The restrictions in (i) and (iii) above shall not apply where a takeover offer (within the meaning of section 428(1) of the Act) is made or a compromise or arrangement (pursuant to section 425 of the Act) is proposed for the acquisition of the issued Ordinary Share capital of the Company and such takeover offer becomes or is declared wholly unconditional.

The Shareholder Relationship Agreement further acknowledges that, following the Global Offer, there will be no obligation on the MOD or Carlyle to provide financial or other support to the QinetiQ Group. Specifically, the parties recognise that MOD budgets (and the proportion that may be available to the QinetiQ Group) are not fixed, are subject to review, and may change (see Part II: "Risk Factors").

The Shareholder Relationship Agreement also provides that nothing therein will restrict the freedom of the MOD to do, or omit to do, anything which is reasonably considered by the MOD (acting in good faith) to be necessary in the defence or security interests of the UK.

16.12 **Acquisition of HVR Group Limited**

Pursuant to a share purchase agreement (the "HVR Share Purchase Agreement") between Peter Cook and others ("Sellers") and QinetiQ Limited ("Buyer") dated 5 August 2004, the Buyer purchased the entire issued share capital of HVR Group Limited from the Sellers.

The total consideration paid by the Buyer was £13.6 million. This includes £3.9 million of deferred consideration settled through the issue by the Buyer of loan notes which are redeemable from six months after issue until 31 July 2009.

The Sellers gave certain customary taxation, litigation, environmental and other warranties to the Buyer. Claims on warranties related to specific warranties given by the Sellers and non-taxation warranties must be notified to the Sellers by 5 August 2006. Claims on warranties for tax matters must be notified by 5 August 2011.

The Buyer and the Sellers also entered into a tax deed of covenant ("Tax Deed"). The Tax Deed contains certain customary covenants given to QinetiQ Limited in respect of tax liabilities that may arise.

The aggregate amount of any claim brought under the warranties or the Tax Deed, together with all other claims for breach of the warranties or the Tax Deed must exceed £200,000 and each individual claim must exceed £20,000.

16.13 **Acquisition of Foster Miller**

Pursuant to an agreement and plan of merger (the "FMI Merger Agreement") dated 6 September 2004 between Foster Miller, QinetiQ North America, Inc. ("Buyer"), QinetiQ Merging Corporation ("Merger Sub") and QinetiQ, at the effective time of the merger, all equity securities of Foster Miller were cancelled and converted into the right to receive merger consideration, payable by the Buyer to Foster Miller's shareholders ("Sellers"). The total consideration paid by the Buyer was £93.5 million ($172.1 million), excluding £10.5 million ($19.3 million) for Foster Miller's cash and surplus working capital. Pursuant to the FMI Merger Agreement, Merger Sub was merged with and into Foster Miller, with Foster Miller surviving as a wholly-owned direct subsidiary of the Buyer.

Foster Miller, QinetiQ, the Buyer and Merger Sub provided certain customary representations and warranties. If the representations and warranties are breached, the non-breaching party may be eligible for indemnification of up to $12.5 million from the breaching party. In addition, the Sellers agreed to indemnify Foster Miller for environmental losses in relation to the contamination originating from its Carver Site up to an amount of $3.5 million. The representations and warranties and the obligations providing indemnities terminate on 30 June 2006, except for the above indemnity in relation to environmental losses. An escrow amount of $3.5 million will be held by the US National Bank Association. The Buyer and the surviving corporation are entitled to be indemnified from this escrow amount (i) on the completion of a cleanup of the Carver Site in compliance with applicable law and regulations or (ii) if the surviving corporation enters into certain agreements under which the US Air Forces agree to indemnify Foster Miller for all or a percentage of the above environmental losses, or with the Northrop Grumman Corporation.

In addition, Foster Miller agreed to indemnify for a period of six years after the effective date all persons who were on or previous to the effective date of the merger directors, officers and employees of Foster Miller.

16.14 **Acquisition of Westar**

Pursuant to a stock purchase agreement (the "Westar Stock Purchase Agreement") dated 9 September 2004 between QinetiQ North America, Inc. ("Buyer"), QinetiQ, Westar and certain sellers, QinetiQ acquired all of the outstanding share capital of Westar.

The initial consideration paid by the Buyer was £72.4 million ($131.0 million), excluding £3.0 million ($5.5 million) for Westar's cash and surplus working capital. Additional consideration of up to £5.1 million ($9.0 million) is payable by the Buyer if Westar meets certain financial targets for the financial year ended 31 December 2005. The Buyer, QinetiQ and Westar provided certain customary representations and warranties. Pursuant to the Westar Stock Purchase Agreement, if the representations and warranties are breached, the non-breaching party may be eligible for indemnification from the breaching party. The representations and warranties of the parties to the Westar Stock Purchase Agreement terminate on the thirtieth business day after the Buyer receives Westar's 2005 audited financial statements.

16.15 **Acquisition of Apogen**

Pursuant to an agreement and plan of merger (the "Apogen Merger Agreement") dated 19 July 2005 between Apogen, QinetiQ North America, Inc. ("Buyer"), QinetiQ, QNAA Merger Sub, Inc. ("QNAA Merger Sub") and certain shareholders of Apogen, at the effective time of the merger, all equity securities of Apogen were cancelled and converted into the right to receive merger consideration, payable by the Buyer to Apogen's shareholders ("Sellers"). The total consideration paid by the Buyer was £131.5 million

($240.6 million) and assumed debt of £29.2 million ($53.5 million). QNAA Merger Sub was merged with and into Apogen, with Apogen surviving as a wholly-owned direct subsidiary of the Buyer.

Apogen, the Buyer, QinetiQ and QNAA Merger Sub provided certain customary representations and warranties under the Apogen Merger Agreement. If the representations and warranties are breached, the non-breaching party may be eligible for indemnification from the breaching party subject to a limit of £22.5 million from the Buyer and the value of the merger consideration and relevant escrow amount from the Sellers. These representations and warranties terminate on 31 March 2007. An escrow amount of £22.5 million will be held by the escrow agent until 31 March 2007. The Buyer and the surviving corporation are entitled to be indemnified from this escrow amount for losses resulting from breaches of the covenants, representations and warranties if the indemnification amount exceeds £3 million in aggregate. An additional escrow is available to cover potential losses resulting from claims by the US DoD in relation to a dispute with Science and Engineering Associates prior to its acquisition by Apogen, which is not limited in duration.

16.16 **Acquisition of Planning Systems**

Pursuant to an agreement and plan of merger (the "PSI Merger Agreement") dated 29 July 2005 between Foster Miller, FM Acquisition Company, Inc. ("FM Merger Sub") and Planning Systems, at the effective time of the merger, all equity securities of Planning Systems were cancelled and converted into the right to receive merger consideration, payable by Foster Miller to Planning Systems' shareholders. The total consideration paid by Foster Miller was £21.1 million ($38.5 million) excluding payment for Planning Systems' cash and surplus working capital. Contingent consideration of up to £2.7 million ($5.0 million) may become payable dependent on the revenue and profits of Planning Systems for the two years ending 31 December 2005 and 2006 respectively. FM Merger Sub was merged with and into Planning Systems, with Planning Systems surviving as a wholly-owned direct subsidiary of Foster Miller.

Planning Systems, FM Merger Sub and Foster Miller provided certain customary representations and warranties. If the representations and warranties are breached, the non-breaching party may be eligible for indemnification from the breaching party. These representations and warranties terminate on 31 December 2006.

16.17 **Acquisition of Verhaert**

Pursuant to a share purchase agreement (the "Verhaert Share Purchase Agreement") dated 23 August 2005 between Verhaert Consultancies NV, Paul Verhaert and QinetiQ Limited, QinetiQ Limited acquired 90.05 per cent. of the issued share capital of Verhaert. The initial consideration was £3.7 million excluding payment for Verhaert's cash and surplus working capital. Contingent consideration of up to £1.6 million (€2.3 million) may become payable dependent on the revenue and profits of Verhaert Design & Development NV for the two years ending 31 December 2005 and 2006.

Verhaert Consultancies NV provided certain customary warranties. A number of these representations and warranties terminate on 30 September 2007.

QinetiQ Limited also reserved an option to purchase the remaining issued share capital of Verhaert held by Verhaert Consultancies NV. Up until 31 December 2006, there is a put and call option on the remaining shares at a purchase price of €1 million when certain circumstances arise. For the period up to 12 months after this date, there is a general put and call option at a purchase price of €1 million. After 31 December 2007, the purchase price payable on the general put and call option is the fair value of those option shares, such fair value to be determined by mutual agreement between both parties and their advisers. The put and call option may only be exercised in respect of all the issued share capital held by Verhaert Consultancies NV.

16.18 **Facilities Agreement**

QinetiQ Group plc and certain of its subsidiaries entered into the Facilities Agreement on 24 August 2004, with Lloyds TSB Bank plc acting as agent and Barclays Bank plc, JP Morgan plc, National Australia Bank Limited and The Royal Bank of Scotland plc acting as mandated lead arrangers (the "Facilities Agreement"). The Facilities Agreement was amended and restated on 19 August 2005. The Facilities Agreement provides for a £500 million multicurrency revolving credit facility. Permitted borrowers under the Facilities Agreement are QinetiQ Group plc, QinetiQ Limited, QinetiQ Overseas Holdings Limited and QinetiQ North America, Inc.

Interest rates and fees

Advances under the Facilities Agreement bear interest for each interest period at a rate per annum equal to LIBOR (or in relation to a loan in euros, EURIBOR), mandatory costs and an applicable margin of either (i) 0.35 per cent. if the ratio of consolidated net debt to EBITDA is equal to or less than 2.5:1, (ii) 0.60 per cent. if the ratio of consolidated debt to EBITDA exceeds 2.5:1 but is equal to or less than 3:1, or (iii) 0.70 per cent. if the ratio of consolidated net debt to EBITDA exceeds 3:1.

QinetiQ paid customary fees to the lenders under the Facilities Agreement for making the facility available and amending the agreement.

Guarantee

The obligations of all borrowers under the Facilities Agreement are guaranteed by QinetiQ Limited and Apogen Technologies, Inc. The obligations of any guarantor are joint and several. Subject to certain conditions, if at any time the net assets or consolidated EBITDA of the guarantor(s) is less than 75 per cent. of the net assets or consolidated EBITDA of the QinetiQ Group, QinetiQ shall procure that such members of the Group become additional guarantors as may be required so that the threshold test is then met.

Termination and availability

The Facilities Agreement terminates on 19 August 2010. QinetiQ may request that the termination date for all or part of the facility be extended for up to a further 12 months by giving notice before 19 August 2006. If this extension is agreed, QinetiQ may request another 12 month extension by giving notice to the agent before 19 August 2007. The fee for such extension is 0.075 per cent. of the amount of commitment of each lender with whom an extension is agreed.

Each advance under the revolving credit facility must be repaid on the last day of each interest period with respect to the advance. Any amounts repaid may be reborrowed (subject to satisfaction of certain customary conditions).

Use of proceeds

The proceeds of the revolving credit facility can be applied by the borrowers towards general corporate purposes but not acquisitions of companies, businesses or undertakings other than acquisitions permitted in the Facilities Agreement or with the consent of the lenders. These permitted acquisitions include the acquisition of Apogen.

Voluntary prepayment and mandatory repayment

Any loan provided under the revolving credit facility may be repaid voluntarily in whole or part. Any voluntary prepayment must be made with accrued interest on the amount prepaid and, subject to breakage costs, without premium or penalty.

The Facilities Agreement provides for repayment in certain circumstances, including if either the MOD ceases to retain its Special Shareholder rights or if any person, or group of persons acting in concert (other than Carlyle and/or the MOD) gains control of QinetiQ. In such circumstances, a lender is not obliged to fund utilisations and may request that its commitment be cancelled and that all amounts outstanding be repaid at the expiry of at least 90 days notice to QinetiQ (provided such notice is given within 30 business days of such event).

Representations, warranties and undertakings

The Facilities Agreement contains customary representations and warranties. In addition, it contains negative covenants that restrict or prohibit QinetiQ and its subsidiaries (subject to certain agreed exceptions or with the consent of the lenders) from:

- creating security interests over any part of their assets;
- selling, transferring, leasing or otherwise disposing of any of their assets;
- entering into any amalgamation, demerger, merger or corporate reconstruction;
- substantially changing the general nature of its business;

- acquiring any company, business or undertaking (or, in each case, any interest in any of them);
- amending their constitutional documents, entering into new shareholders' agreements or amending existing shareholders' agreements;
- making any loans (other than, *inter alia*, loans to other members of the Group), granting any credit, giving any guarantee or indemnity, or voluntarily assuming any liability in respect of any obligation of any person;
- investing in or acquiring any share in or any security issued by any joint venture; and
- incurring other financial indebtedness.

In addition, the Facilities Agreement requires QinetiQ to maintain consolidated financial ratios. The ratio of consolidated total net debt to consolidated EBITDA for any relevant period must not exceed 3.5:1 and the ratio of consolidated EBITDA to consolidated net finance charges for any relevant period must not be less than 4:1. Relevant periods for these purposes mean each twelve month period ending on the last day of QinetiQ's financial year and each twelve month period ending on the last day of the first half of its financial year.

The Facilities Agreement contains customary affirmative undertakings, including undertakings related to:

- the maintenance of insurance; and
- the provision of information in the event of a listing of all or any part of the share capital on the London Stock Exchange or any other recognised investment exchange.

The Facilities Agreement also contains customary events of default, including:

- non-payment of any amount due under the Facilities Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;
- cross-default when any financial indebtedness to third parties of £10 million or more is not paid when due nor within any originally applicable grace period;
- certain insolvency, receivership, liquidation, winding-up or related events including creditors' process and US insolvency proceedings;
- a borrower or guarantor (other than QinetiQ) ceasing to be a subsidiary of QinetiQ;
- complete or partial withdrawal from any multiemployer plan, or termination of an employee plan under ERISA;
- exercise of Special Shareholder rights by the MOD in a manner that could reasonably be expected to have a material adverse effect;
- any step by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or any of the shares of QinetiQ which could reasonably be expected to have a material adverse effect;
- certain events of termination under the LTPA where the value of all revenues generated under the LTPA for the Group in the 12 months prior to the date of the most recent financial statements exceeds 20 per cent. of the total revenues of the Group as reported in the most recent financial statements; and
- any event or circumstance which the majority of the lenders reasonably believe might have a material adverse effect on the business or financial condition of the Group, the ability to perform the payment obligations or comply with the financial covenants in the Facilities Agreement or the validity or enforceability of, or rights under, the Facilities Agreement.

At any time after the occurrence of an event of default that is continuing, the lenders may cancel the total commitments, declare any loans due and payable, declare that the loans are payable on demand, and/or take any other action allowed under the documents or law. If any of the specified US insolvency proceedings occur, such cancellation and declaration that all amounts are immediately due and payable, is automatic (for reasons connected with the US Bankruptcy Code).

16.19 **Sale and lease of land at Fort Halstead**

On 30 September 2005, QinetiQ Limited entered into an agreement for the sale and lease of property at Fort Halstead in Kent with Armstrong (Kent) LLP, a limited liability partnership registered under number OC315351. QinetiQ Limited is a member of Armstrong (Kent) LLP.

As part of the agreement, QinetiQ sold to Armstrong (Kent) LLP its freehold interest in the Fort Halstead property, other than the part of the property let to the MOD (the "MOD Land" and the "MOD Lease"). The consideration for this transfer was £13 million.

QinetiQ Limited granted to Armstrong (Kent) LLP a 299 year lease of the MOD Land for a premium of £27 million. The MOD Land has subsequently been let back to QinetiQ Limited by Armstrong (Kent) LLP (the "QinetiQ Lease") for a term ending on 1 July 2091, being the day after the expiry of the MOD Lease. QinetiQ Limited must pay an annual rent under the QinetiQ Lease of £3,350,000 (exclusive of VAT) for the period from 30 September 2005 to and including 30 September 2015, but QinetiQ Limited will be entitled to collect and retain any rent due from the MOD under the MOD Lease during this period. From 1 October 2015, QinetiQ Limited must pay to Armstrong (Kent) LLP, as rent under the QinetiQ Lease, all sums receivable as rent by QinetiQ Limited from the MOD under the MOD Lease. The rent payable from time to time by the MOD under the MOD Lease may vary. In particular, there is a rent review every five years under the MOD Lease. There are also other circumstances in which the rent payable by the MOD will reduce under the MOD Lease (such as if they surrender any part of the MOD Land or if any buildings are demolished on the MOD Land).

QinetiQ Limited currently occupies certain parts of the MOD Land under sub leases from the MOD (the "QinetiQ Sub Leases"). All of the QinetiQ Sub Leases will expire on 30 June 2011. However, QinetiQ Limited has received written assurance from the MOD of new leases with a minimum of five additional years.

The QinetiQ Lease provides that QinetiQ Limited will exercise any break rights it may have under QinetiQ Sub Leases so that those parts of the MOD Land are no longer occupied by QinetiQ Limited by no later than 24 June 2010. QinetiQ Limited must also provide vacant possession of certain parts of the MOD Land on or before the date that is 12 months and two weeks from practical completion of the new building referred to below that is to be constructed by Armstrong (Kent) LLP, (subject to planning permission) near the entrance to the Fort Halstead property.

The QinetiQ Lease also provides that if the MOD offers to surrender the whole of the premises comprised within the MOD Lease, Armstrong (Kent) LLP may direct QinetiQ Limited to accept such surrender. In these circumstances, the QinetiQ Lease shall terminate and no rent shall be payable by QinetiQ Limited to Armstrong (Kent) LLP in respect of the MOD Land from the date of such surrender, save that QinetiQ Limited must continue to pay any rent due under the QinetiQ Sub Leases (which will continue to subsist notwithstanding the surrender by the MOD of the MOD Lease).

The QinetiQ Lease contains a mutual break right that may be exercised by QinetiQ Limited or Armstrong (Kent) LLP at any time on or after 30 September 2015 by giving not less than one week's written notice.

The QinetiQ Lease provides that in the event that any part of the MOD Land reverts to QinetiQ Limited, QinetiQ Limited must notify Armstrong (Kent) LLP, who may terminate the QinetiQ Lease in respect of such land by giving not less than one week's notice. If such land was subject to a QinetiQ Sub Lease, Armstrong (Kent) LLP must grant a new lease for such land to QinetiQ Limited for a term expiring on 24 June 2010 at the rent of a peppercorn. Following the exercise by Armstrong (Kent) LLP of any such right to determine the lease in respect of any part of the MOD Land, the rent under the QinetiQ Lease will nonetheless continue to be payable in full by QinetiQ Limited to Armstrong (Kent) LLP.

QinetiQ Limited is also responsible for any stamp duty land tax payable by Armstrong (Kent) LLP on the termination of the QinetiQ Lease (either in whole or in respect of any part of the MOD Land) or on any surrender of the QinetiQ Lease, together with any interest, penalties or fines in connection with any such stamp duty land tax.

QinetiQ Limited entered into a Consultancy Agreement with Armstrong (Kent) LLP which requires the Company to prepare a programme and method statement to remediate any radiological contamination at Fort Halstead. This has been done by QinetiQ Limited which estimates costs of £100,000 in carrying out the required remediation works. The Consultancy Agreement also provides that QinetiQ Limited will indemnify Armstrong (Kent) LLP in respect of loss suffered as a result of radiological contamination

present at the Fort Halstead property on 30 September 2005. QinetiQ Limited is only liable if notice of claim is served by 30 September 2015.

16.20 Sale of land at Pyestock North

On 21 June 2004, Precis (2187) Limited completed the sale of Pyestock North, a 120-acre freehold site, and of its letting business at the site to Prudential Farnborough Limited ("Prudential"). The consideration of £54 million was paid as to £5.4 million on 2 June 2004 and as to £48.6 million on completion. The site was sold subject to eight third-party tenancies and licences and sixteen leasebacks to QinetiQ of buildings and facilities at the site. Precis (2187) Limited gave Prudential an indemnity against any claims by employees employed for the purposes of the business. QinetiQ undertook to have specified services diversion and related infrastructure works carried out at the site within a two year period from 2 June 2004 and to use its reasonable endeavours to have elements of the works executed to an adoptable standard. The works were completed in July 2005. QinetiQ also undertook to fulfil the obligations of the landlord under the third-party tenancies and licences and under the leasebacks to QinetiQ during the two year period from 2 June 2004.

16.21 Proxy Agreements relating to Foster Miller and Westar

The Company has entered into two proxy agreements ("Proxy Agreements") with QinetiQ Holdings Limited, QinetiQ Overseas Holdings Limited, QinetiQ North America, Inc., and each of Foster Miller (including its subsidiary, Planning Systems) and Westar (the "Subsidiaries"), Mr John A. Currier, Mr Peter A. Marino and Mr Riley D. Mixson and their respective successors appointed as provided for in the Proxy Agreements (each a "Proxy Holder" and together the "Proxy Holders") and the US DoD. The purpose of the Proxy Agreements is to ensure that QinetiQ complies with the US National Industrial Security Program (NISP) as described in Part II: "Risk Factors" and paragraph 2.9 of Part X: "Directors, Senior Management and Corporate Governance"). The Proxy Agreements have been approved by the US Defence Security Service ("DSS").

The Proxy Agreements set out the formalities for the appointment and removal of successor Proxy Holders and states the duties and obligations of the parties to the Proxy Agreements.

Pursuant to the Proxy Agreements, QinetiQ North America, Inc. appoints the Proxy Holders as its proxies, to have all rights, powers and authority to exercise all voting rights with respect to its interest in the Subsidiaries, subject to the terms and conditions set out in the Proxy Agreements.

The initial Proxy Holder nominees have been chosen by QinetiQ North America, Inc, within certain restrictions. QinetiQ North America, Inc. does not have the right to nominate or suggest any person for the position of a successor Proxy Holder; this power resides with the remaining Proxy Holders (with the approval of the DSS). However, QinetiQ North America, Inc. has the right to veto, without cause, a nominee for the position of successor Proxy Holder. If QinetiQ North America, Inc. has vetoed three successive nominees proposed by the remaining Proxy Holders, the third nominee, upon approval by the DSS shall be accepted, absent an appeal submitted by QinetiQ North America, Inc. to the DSS for reasonable cause.

The Proxy Agreements set out the duties and obligations of Proxy Holders. This includes the obligation not to accept direction from QinetiQ North America, Inc. on any matter before them or before the boards of managers of the Subsidiaries. Proxy Holders are required not to permit QinetiQ North America, Inc. to exercise any control or influence over the business or management of the Subsidiaries, except as provided for in the Proxy Agreements. They also have a duty to ensure compliance by QinetiQ North America, Inc. with the NISP's requirements.

Except as disclosed below, the Proxy Holders are entitled to exercise in their sole and absolute discretion, with respect to QinetiQ North America, Inc.'s interest in the Subsidiaries, at any time covered by the Proxy Agreements, the right to vote the same or to consent to any and every act of the Subsidiaries in the same manner and to the same extent as if they were absolute owners of such interest in their own right. All decisions and actions by the Proxy Holders pursuant to the Proxy Agreements are required to be based on their independent judgement, free of any control or influence from QinetiQ North America, Inc., except as permitted in the Proxy Agreements.

However, Proxy Holders are under a duty to act in good faith as reasonabiy prudent persons to protect the legitimate economic interest of QinetiQ North America, Inc. in the Subsidiaries as an ongoing business concern. In addition, QinetiQ North America Inc. has the right to review the operating procedures of the

Proxy Holders (with prior written approval of the DSS) and may appeal any such procedures. The Proxy Holders may not do any of the following in relation to the Subsidiaries without prior written approval of QinetiQ North America Inc.: (i) dispose of capital assets or business; (ii) pledge, mortgage or encumber assets other than for obtaining working capital or funds for capital improvements; (iii) approve a merger, consolidation, reorganisation or dissolution; or (iv) file or petition for bankruptcy under federal laws or similar laws of any other country. Actions taken by the Proxy Holders on the above matters without QinetiQ North America Inc's, approval are void. The Proxy Holders agree that they shall, upon written request by QinetiQ North America, Inc., take such action as is necessary to recommend, authorise or approve such actions. The Proxy Agreements do not restrict the right of QinetiQ North America, Inc. to sell its interest in the Subsidiaries (subject to advising the DSS in advance of any such sale). The Proxy Agreements do not prevent the Subsidiaries from supplying to QinetiQ North America, Inc. all necessary financial data relating to the financial condition of the financial operations of the Subsidiaries at its request.

QinetiQ North America, Inc. may seek to remove a Proxy Holder for acts of gross negligence or wilful misconduct whilst in office or for acts in violation of the Proxy Agreements (with the consent of the DSS), including the inability to protect the legitimate interest of QinetiQ North America, Inc. as required by the Proxy Agreements. QinetiQ North America, Inc. must petition the DSS for permission to remove a Proxy Holder for acts in violation of the Proxy Agreements. The DSS has the right to determine, in its sole discretion, whether to grant such a petition.

Pursuant to the Proxy Agreements, the Subsidiaries and QinetiQ North America, Inc., jointly and severally, indemnify and hold each Proxy Holder harmless from any and all claims arising from, or in any way connected to, his performance as a Proxy Holder or manager of the Subsidiaries under the Proxy Agreements, excluding any claims arising from his own individual gross negligence or wilful misconduct. The Subsidiaries and QinetiQ North America, Inc. have agreed to advance fees and costs incurred by any Proxy Holder in connection with the defence of any such claim.

Unless terminated pursuant to specific circumstances, the Proxy Agreements expire ten years from the date of its execution by the US DoD without any action being required of any of the parties to it. However, if QinetiQ North America, Inc. and the Subsidiaries together request that the DSS continue the Proxy Agreements past its stated expiration date, the DSS may extend the term of the Proxy Agreements whilst a new agreement is being negotiated. The DSS also has the right to terminate the Proxy Agreements in certain circumstances, including where there has been a breach of the Proxy Agreements and/or when it determines that it is in the national interest to do so.

Final arrangements have been put in place to reorganise QinetiQ's current proxy arrangements to bring them under a single proxy agreement between QinetiQ North America Operations LLC (QNAO) (a wholly-owned subsidiary of QinetiQ in the US) and the US DoD. QNAO is the holding company of Apogen, Foster Miller and Westar. Planning Systems is also subject to the proxy arrangements as a subsidiary of Foster Miller. QNAO has received approval of the new proxy agreement from the US Defense Security Service and it is expected that it will be executed by all parties shortly.

17. UNDERWRITING ARRANGEMENTS

17.1 Underwriting Agreement and Lock-up Arrangements

Under the terms of the Underwriting Agreement entered into on 25 January 2006 between QinetiQ, the Selling Shareholders, the Executive Directors, the Joint Sponsors and the Joint Bookrunners and subject to: (i) the determination of the Offer Price; (ii) the Company, the Principal Selling Shareholders and the Joint Bookrunners executing and delivering the Purchase Memorandum and (iii) certain other conditions, the Joint Bookrunners have severally agreed to procure subscribers or purchasers for, or failing which, to subscribe or purchase themselves, at the Offer Price, the Ordinary Shares to be issued, sold and transferred pursuant to the Institutional Offer.

The Underwriting Agreement contains, amongst other things, the following provisions:

(a) QinetiQ has appointed Credit Suisse Securities (Europe) Limited, Merrill Lynch International and JPMorgan Cazenove Limited as joint sponsors in connection with the admission of the Ordinary Shares to the Official List and as joint global co-ordinators and joint bookrunners for the purposes of co-ordinating the Institutional Offer.

(b) The Stabilising Manager will enter into the Over-allotment Arrangements with the Principal Selling Shareholders, pursuant to which the Stabilising Manager may purchase, or procure purchasers for, the maximum number of Over-allotment Shares at the Offer Price for the purposes of allowing the Stabilising Manager to meet over-allocations, if any, in connection with the Institutional Offer and short positions resulting from sales of Ordinary Shares effected during the stabilising period to be covered. The number of Over-allotment Shares which are the subject of the Over-allotment Arrangements may vary, but will be determined not later than 11 March 2006. Settlement of any purchase of Over-allotment Shares will take place shortly after such determination (or, if purchased on Admission, at Admission). If any Over-allotment Shares are purchased pursuant to the Over-allotment Arrangements, the Stabilising Manager will be committed to pay to the relevant Principal Selling Shareholder, or procure that payment is made to it, of an amount equal to the Offer Price multiplied by the number of Over-allotment Shares made available by that Principal Selling Shareholder, less commissions. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Institutional Offer.

(c) Subject to the satisfaction of certain conditions as referred to in paragraph (d) below and the Underwriting Agreement not having been terminated, the Company has agreed that the Settlement Agent, on behalf of itself and the other Joint Bookrunners, may deduct from the proceeds of the Global Offer payable to the Company, a commission equal to up to 2.5 per cent. of the Offer Price multiplied by the aggregate number of new Ordinary Shares (which for the avoidance of doubt, will not include any Ordinary Shares taken up and/or acquired under the Priority Offer) which the Joint Bookrunners have agreed to procure subscribers for or, failing which, to subscribe for themselves pursuant to the terms of the Underwriting Agreement (the "Company Commission"). Subject to the satisfaction of certain conditions referred to in paragraph (d) below and the Underwriting Agreement not having been terminated, each Principal Selling Shareholder has agreed that the Settlement Agent, on behalf of itself and the other Joint Bookrunners, may deduct from the proceeds of the Global Offer payable to it, a commission of up to 2.5 per cent. of the Offer Price multiplied by the aggregate number of existing Ordinary Shares which the Joint Bookrunners have agreed to procure purchasers for or, failing which, to purchase themselves from the Principal Selling Shareholders pursuant to the terms of the Underwriting Agreement (the "Principal Selling Shareholder Commission"). In addition, each Principal Selling Shareholder has agreed that the Settlement Agent, on behalf of itself and the other Joint Bookrunners, may deduct a commission of up to 2.5 per cent. of the Offer Price multiplied by the number of Over-allotment Shares (if any) sold by the Principal Selling Shareholders pursuant to the Over-allotment Arrangements (the "Over-allotment Commission"). Each of the Company Commission, the Principal Selling Shareholder Commission and the Over-allotment Commission is comprised of a preparation fee, an incentive fee and a discretionary fee. The preparation fee is payable, in the case of the Company Commission and the Principal Selling Shareholder Commission, on completion of the Global Offer (as evidenced by Admission) and, in the case of the Over-allotment Commission, on completion of the acquisition of any Over-allotment Shares pursuant to the Over-allotment Arrangements. Each of the incentive fee and the discretionary fee may be paid, in the case of the Company Commission and the Principal Selling Shareholder Commission, on Admission and, in the case of the Over-allotment Commission, on completion of the acquisition of any Over-allotment Shares pursuant to the Over-allotment Arrangements, if the Company and the Principal Selling Shareholders in their mutual absolute discretion so determine. Subject to the satisfaction of certain conditions as referred to in paragraph (d) below, the Other Selling Shareholders have agreed that the Settlement Agent, on behalf of itself and the other Joint Bookrunners, may deduct from the proceeds of the Global Offer payable to the Other Selling Shareholders, a commission equal to 1 per cent. of the Offer Price multiplied by the aggregate number of existing Ordinary Shares which the Joint Bookrunners have agreed to procure subscribers for or, failing which, to subscribe for themselves pursuant to the terms of the Underwriting Agreement. All commissions and fees will be paid together with any VAT chargeable thereon.

(d) The obligations of the Company to issue new Ordinary Shares and the Selling Shareholders to sell existing Ordinary Shares and the obligations of the Joint Bookrunners to procure subscribers or purchasers for, or failing which, to subscribe for or purchase themselves the Ordinary Shares to be issued and sold under the Institutional Offer are conditional upon the determination of the

Offer Price and the Company, the Principal Selling Shareholders and the Joint Bookrunners executing and delivering a Purchase Memorandum (expected to be executed at the time of pricing and allocation of the Ordinary Shares) and will be subject to certain other conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement and Admission occurring by not later than 8.00 a.m. (London time) on 15 February 2006 or such later time and/or date as the Company, the Principal Selling Shareholders and the Joint Bookrunners may agree. The Joint Bookrunners may terminate the Underwriting Agreement prior to Admission in certain circumstances typical for an agreement of this nature. These circumstances include breach by the Company, the Selling Shareholders or the Executive Directors of the representations and warranties under the Underwriting Agreement and where any statement contained in this document has become or been discovered to be untrue, inaccurate or misleading in any material respect. The Selling Shareholders may terminate the Global Offer in their absolute discretion at any time prior to Admission.

If any of the above-mentioned conditions is not satisfied (or waived, if capable of waiver) by, or the Underwriting Agreement is terminated prior to, Admission, the Global Offer will lapse.

(e) The Company and the Selling Shareholders agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses arising in connection with the Global Offer and/or Admission which are estimated to be £25,695,737 in total. In addition, the Company and the Selling Shareholders have agreed to pay and/or reimburse stamp duty reserve tax or stamp duty arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement.

(f) The Company, the Selling Shareholders and the Executive Directors have given certain customary representations, warranties and undertakings to the Joint Bookrunners. In addition, the Company has given certain indemnities to the Joint Bookrunners. The liability of the Company under the indemnity is unlimited as to time and amount and the liabilities of the Selling Shareholders and the Executive Directors are limited as to time and amount.

(g) The Company has undertaken to the Joint Bookrunners that it will not, without the prior written consent of the Joint Bookrunners (such consent not to be unreasonably withheld or delayed), during the period commencing on the date of this document and ending on the date falling 180 days after the date of Admission, directly or indirectly, issue, offer, sell, lend, pledge, contract to sell or issue, grant any option, right or warrant to purchase or otherwise dispose of any Ordinary Shares (or any interest therein or in respect thereof), or other securities which are exchangeable for, convertible into or represent the right to receive Ordinary Shares, or any securities substantially similar to the Ordinary Shares, or otherwise enter into any transaction (including any derivative transaction) permanently or temporarily, to dispose or sell of any Ordinary Shares or undertake any other transaction with the same economic effect as, or agree to do, any of the foregoing or announce an offering of Ordinary Shares (or any interest therein or in respect thereof) or of any other such securities or announce publicly any intention to enter into any transaction described above. The foregoing undertaking does not apply to (i) the granting or exercising of options or other rights to acquire Ordinary Shares or rights related to Ordinary Shares pursuant to the employee share schemes of the Group in existence on the date of Admission or any free share offer made to employees in the United Kingdom, the United States and Belgium, in either case as described in paragraph 10 of Part XVII: "Additional Information" of this document, (ii) the issue by the Company of any Ordinary Shares upon the exercise of an option or the conversion of a security outstanding on the date of Admission and described in this document, or (iii) the issue and offer by the Company of new Ordinary Shares pursuant to the Global Offer.

(h) Each of the Principal Selling Shareholders has severally undertaken to the Joint Bookrunners and the Company that (other than is provided for in the Underwriting Agreement) it will not, without the prior written consent of the Joint Bookrunners (such consent not to be unreasonably withheld or delayed), during the period commencing on the date of this document and ending on the date falling 180 days after the date of Admission, directly or indirectly, offer, sell, lend, pledge, contract to sell, grant any option, right or warrant to purchase or otherwise dispose of any Ordinary Shares (or any interest therein or in respect thereof), or other securities which are exchangeable for, convertible into or represent the right to receive Ordinary Shares, or any

securities substantially similar to the Ordinary Shares or otherwise enter into any transaction (including any derivative transaction) permanently or temporarily, to dispose of, sell or transfer any Ordinary Shares or undertake any other transaction with the same economic effect as, or agree to do, any of the foregoing or announce an offering of Ordinary Shares (or any interest therein or in respect thereof) or of any other such securities or announce publicly any intention to enter into any transaction described above. The foregoing undertaking does not prohibit a Selling Shareholder from:

(i) making any loan or disposal of Over-allotment Shares by the Principal Selling Shareholders pursuant to the Over-allotment Arrangements;

(ii) (a) accepting a general offer for the Ordinary Shares made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) in accordance with the City Code on terms that treat all holders alike; (b) providing an irrevocable undertaking to accept such an offer; or (c) selling Ordinary Shares to an offeror in connection with such an offer during an offer period;

(iii) selling or disposing of Ordinary Shares pursuant to an offer made by the Company to purchase its own Ordinary Shares which is made on identical terms to all holders of Ordinary Shares and otherwise complies with the Act, the Listing Rules, the Prospectus Rules and the Disclosure Rules and (as applicable) the rules and regulations of the London Stock Exchange;

(iv) selling or otherwise disposing of Ordinary Shares in connection with any sale or arrangement pursuant to section 110 of the Insolvency Act 1986 or any bona fide amalgamation, merger, consolidation, reorganisation or similar arrangement entered into in relation to the insolvency of the Company;

(v) selling or otherwise disposing of Ordinary Shares where required by law or by any competent authority (under Part VI of the FSMA) and expressed to be required in relation to the Ordinary Shares;

(vi) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed by the creditors or members of the Company and (where required) sanctioned by the court under sections 425 to 427A of the Act;

(vii) in the case of Carlyle, selling or disposing of Ordinary Shares to another body corporate or partnership which is Controlled by, or under common Control, directly or indirectly with, Carlyle (and, for these purposes, "Control" of any body corporate or partnership means the possession, directly or indirectly, of the power to direct the activities and business of such body corporate or partnership, whether through the ownership of voting securities, by contract or otherwise and "Controlled" shall be construed accordingly) (a "Permitted Transferee"), provided that it shall be a condition of any such sale or disposal that such Permitted Transferee shall have entered into an agreement with the Joint Bookrunners, in form and substance reasonably satisfactory to them, under which the relevant Permitted Transferee agrees to be bound by the terms of this paragraph in respect of the Ordinary Shares to be transferred to it;

(ix) in the case of Carlyle, to the extent either of them hold any Ordinary Shares as nominee, trustee or in such similar capacity, transferring any Ordinary Shares to any person beneficially interested in such Ordinary Shares, provided that it shall be a condition of any such sale or disposal that such transferee shall have entered into an agreement with the Joint Bookrunners, in form and substance reasonably satisfactory to them, under which such transferee agrees to be bound by the terms of this paragraph in respect of the Ordinary Shares to be transferred to it; or

(x) in the case of the MOD, transferring any Ordinary Shares to any person as nominee or trustee for the MOD, provided that it shall be a condition of any such sale or disposal that the relevant transferee shall have entered into an agreement with the Joint Bookrunners, in form and substance reasonably satisfactory to them, under which such transferee agrees

to be bound by the terms of this paragraph in respect of the Ordinary Shares to be transferred to it,

provided always that each Principal Selling Shareholder severally undertakes to the Joint Bookrunners and the Company that any transfer, sale or disposal by it pursuant to these exceptions to the lock-up undertakings, shall to the extent permitted by relevant law or regulation, be notified in advance to the Joint Bookrunners and the Company in writing no later than five business days prior to the entry into of any agreement relating to the same.

17.2 **Lock-up Agreements with Directors, Senior Management and certain senior employees**

Pursuant to lock-up agreements entered into by each of them on 24 January 2006, each of the Directors, members of Senior Management and certain other senior employees (each a "Covenantor") has undertaken to each of the Joint Bookrunners and the Company that he/she will not, without the prior written consent of the Joint Bookrunners and the Company, directly or indirectly, offer, sell, lend, pledge, contract to sell, grant any option, right or warrant to purchase or otherwise dispose of Ordinary Shares held by the Covenantor immediately following Admission (or any interest therein or in respect thereof), or other securities which are exchangeable for, convertible into or represent the right to receive Ordinary Shares, or any securities substantially similar to the Ordinary Shares or otherwise enter into any transaction (including any derivative transaction) permanently or temporarily, directly or indirectly, to dispose of, sell or transfer any Ordinary Shares or undertake any other transaction with the same economic effect as, or agree to do, any of the foregoing or announce any offering of Ordinary Shares (or any interest therein or in respect thereof) or of any other such securities or announce publicly any intention to enter into any transaction described above, during the period commencing on 24 January 2006 and ending: (a) in the case of one third (or, in relation to David Anderson, 43 per cent.) of the Ordinary Shares held by a Covenantor at Admission, on the date falling one year after the date of Admission; (b) in the case of an additional one third (or, in relation to David Anderson, 28.5 per cent.) of the Ordinary Shares held by a Covenantor at Admission, on the date falling two years after the date of Admission; and (c) in the case of the remaining one third (or, in relation to David Anderson, 28.5 per cent.) of Ordinary Shares held by a Covenantor at Admission, on the date falling three years after Admission.

This undertaking does not prohibit a Covenantor from:

(a) taking or omitting to take any action with respect to, or in connection with any Ordinary Shares acquired after the date of Admission;

(b) accepting a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code;

(c) executing and delivering an irrevocable undertaking to accept a general offer (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraph (b) above;

(d) selling or otherwise disposing of Ordinary Shares pursuant to an offer made by the Company to purchase Ordinary Shares which is made on identical terms to all holders of Ordinary Shares and otherwise complies with the Act, the Listing Rules, the Prospectus Rules and the Disclosure Rules and (as applicable) the rules and regulations of the London Stock Exchange;

(e) selling or otherwise disposing of Ordinary Shares in connection with any sale or arrangement pursuant to section 110 of the Insolvency Act 1986;

(f) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members of the Company and (where required) sanctioned by the court under sections 425-427A of the Act;

(g) executing and delivering an irrevocable undertaking in respect of any scheme of arrangement (without any further agreement to transfer or dispose of any Ordinary Shares or any interest therein) as is referred to in paragraphs (e) and (f) above;

(h) selling or otherwise disposing of Ordinary Shares where required by law or by any competent authority (under Part VI of the FSMA) and expressed to be required in relation to the Ordinary Shares;

(i) exercising options under share option schemes in existence at the date of Admission and described in paragraph 10 of "Part XVII: Additional Information" of this document, provided that any Ordinary Shares issued pursuant to the exercise of such options shall be subject to the restrictions set out in the lock-up agreements;

(j) from the date falling 12 months after Admission, selling or otherwise disposing of Ordinary Shares where both: (i) the Covenantor has ceased to be employed by the Company (unless, in the case of Sir John Chisholm only, he ceases to be an executive director but continues to be engaged by the Company immediately thereafter in a non-executive role); and (ii) the Company and the Joint Bookrunners assent that, at the time of such sale or disposal, the Covenantor is a Good Leaver (that is, a Covenantor who ceases to be an employee because: (i) of redundancy, death or retirement at the Company's normal retirement age (or earlier with the prior approval of the Board); or (ii) of permanent incapacity or ill health) (provided that, in exceptional circumstances, the Board may, after the date falling 12 months after Admission, allow a Convenantor to sell or otherwise dispose of Ordinary Shares where both: (i) the Convenantor has ceased to be employed by the Company (unless, in the case of Sir John Chisholm only he ceases to be an executive director but continues to be engaged by the Company immediately thereafter in a non-executive role); and (ii) the Board can demonstrate that it is in the best interests of the Company to do so);

(k) in the case of Sir John Chisholm only, from the date falling 18 months after Admission, selling or otherwise disposing of Ordinary Shares where he has ceased to be engaged by the Company in a non-executive role if the Board agrees to such sale or disposal; and/or

(l) in relation only to those Covenantors who are selling Ordinary Shares as part of the Global Offer, selling Ordinary Shares as part of the Global Offer in the manner described in this document in an amount up to or equal to: (i) £100,000; (ii) 15 per cent. of the Ordinary Shares held by the Covenantor at the date of Admission; or (iii) any amount then due in relation to taxation obligations (other than stamp duty, stamp duty reserve tax or capital gains tax) which the Covenantor incurred as a direct consequence of the operation of the provisions of the Pre-Admission Articles relating to the Ratchet in connection with the Global Offer or Admission, or of the removal of dividend, transfer, voting or any other restrictions on the convertible A ordinary shares, the convertible B ordinary shares, the convertible non-voting C ordinary shares and/or the non-voting D ordinary shares as part of the Global Offer or Admission, whichever is the greatest. Under their lock-up arrangements, Sir John Chisholm and Graham Love will not be permitted to sell Ordinary Shares in accordance with this paragraph (l) until after the publication, in accordance with the Listing Rules, of the preliminary announcement of the Company's annual results for the year ending 31 March 2006,

provided always that each Covenantor undertakes to the Joint Bookrunners and the Company that any sale, disposal or transfer by it pursuant to these exceptions to the lock-up undertakings shall, to the extent permitted by relevant law or regulation, be notified in advance to the Joint Bookrunners and the Company in writing no later than five business days prior to the entry into any arrangement relating to the same.

If Admission does not occur by 28 February 2006 (or such later date as the Joint Bookrunners, the Principal Selling Shareholders and the Company may agree) or if the Underwriting Agreement is terminated in accordance with its terms, the lock-up agreements will terminate.

17.3 **Stock Lending Agreement**

In connection with settlement and stabilisation, the Stabilising Manager is expected to enter into a stock lending agreement (the "Stock Lending Agreement") with the Principal Selling Shareholders pursuant to which the Stabilising Manager will be able to borrow existing Ordinary Shares on Admission for the purpose, amongst other things, of allowing, the Stabilising Manager to settle, at Admission, over-allotments, if any, made in connection with the Institutional Offer. If the Stabilising Manager borrows any Ordinary Shares pursuant to the Stock Lending Agreement, it will be required to return equivalent securities to the Principal Selling Shareholders in accordance with the provisions of the Stock Lending Agreement within a limited period.

18. NO SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the QinetiQ Group since 30 September 2005 (the date to which the last audited financial information has been published (see Part XV: "Historical Financial Information").

19. INFORMATION ON INVESTMENTS

Details of: (i) the principal investments of QinetiQ for the financial years ended 31 March 2003, 2004 and 2005 and for the period between 1 April 2005 and the date of this document; (ii) the principal investments of QinetiQ that are in progress; and (iii) the principal future investments on which the Directors have already made firm commitments are set out below:

Undertaking	Business	Location	Date of investment/proposed investment	Description
pSivida Limited	biotechnology	Australia	4 August 2004	9.2 per cent. of issued share capital
Armstrong (Kent) LLP	property investment	UK	30 September 2005	£1.00 contribution with a right to 20 to 35 per cent. of distributions after repayment of all capital contributions

QinetiQ finances its investment in each of the above entities through internal cash resources and external third-party financing.

20. RELATED PARTY TRANSACTIONS

Save as disclosed in relation to the MOD and certain associates and joint venture partners in the financial information set out in Part XV: "Historical Financial Information", there are no related party transactions between QinetiQ and members of the Group that were entered into during the financial years ended 31 March 2003, 2004 and 2005, and during the six months ended 30 September 2005. During the period between 1 October 2005 to 30 November 2005 (the latest practicable date prior to the publication of this document), the MOD has continued to be a major customer of the Group accounting for £109 million of Group turnover and £2 million of other income in the period.

21. TAXATION

21.1 UK taxation

General

The statements set out below are intended only as a general guide to current UK taxation legislation and H.M. Revenue & Customs practice. This summary does not purport to be a complete analysis or listing of all potential tax consequences of holding Ordinary Shares. Prospective investors of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK and other laws of the acquisition, ownership and disposition of Ordinary Shares.

The statements are not applicable to all categories of Shareholders, and in particular are not addressed to (without limitation) (i) holders who do not hold their Ordinary Shares as capital assets, (ii) Shareholders who own (or are deemed to own) ten per cent. or more of the voting stock of QinetiQ, (iii) special classes of Shareholders such as dealers in securities, broker-dealers, insurance companies, collective investment schemes and investment companies, or (iv) Shareholders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate Shareholder, through a permanent establishment or otherwise).

Investors in any doubt as to their tax position or who are subject to tax in a jurisdiction outside the UK, should consult an appropriate professional adviser without delay.

The comments set out below are based on existing UK taxation legislation and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only and apply only to Shareholders of QinetiQ resident for tax purposes in the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Ordinary Shares as an investment and not as trading stock, who are the absolute beneficial

owners thereof and who have not (and are not deemed to have) acquired their Ordinary Shares by reason of an office or employment.

Taxation of dividends

Under current UK taxation legislation QinetiQ will not be required to withhold tax at source when paying a dividend.

An individual Shareholder who is resident in the UK (for tax purposes) and who receives a dividend from QinetiQ will generally be entitled to a tax credit which may be set off against the Shareholder's total income tax liability on the dividend. The tax credit will be equal to ten per cent. of the aggregate of the dividend and the tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received. A UK resident individual Shareholder who is liable to income tax at the starting or basic rate (taking account of the gross dividend received) will be subject to tax on the dividend at the rate of ten per cent. of the gross dividend, so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. In the case of a UK resident individual Shareholder who is liable to income tax at the higher rate (taking account of the gross dividend received), the tax credit will be set against but will not fully match the Shareholder's tax liability on the gross dividend and such Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend, which is treated as the top slice of the Shareholder's income, falls above the threshold for higher rate income tax.

UK resident taxpayer Shareholders who are not liable to UK income tax on dividends, including pension funds, charities and individuals holding shares through a personal equity plan or individual savings account, will not be entitled to claim repayment of the tax credit attaching to dividends paid by QinetiQ.

UK resident corporate Shareholders will generally not be subject to corporation tax on dividends paid by QinetiQ. Such Shareholders will not be able to claim repayment of tax credits attaching to dividends.

In general, the right of non-UK resident Shareholders to claim repayment from HM Revenue & Customs of any part of the tax credit attaching to dividends paid by QinetiQ will depend upon the existence and terms of an applicable double tax treaty between their jurisdiction of residence and the UK. In most cases the amount that can be reclaimed by non-UK resident Shareholders will be nil as a result of the terms of the relevant treaty. A Shareholder resident outside the UK may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the UK (for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from QinetiQ, whether they are entitled to claim any part of the tax credit, and, if so, the procedure for doing so.

UK taxation of capital gains

UK-resident Shareholders

A disposal of Ordinary Shares by a Shareholder who is resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may, depending on the Shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of UK taxation on chargeable gains.

Shareholders temporarily non-resident in the UK

A Shareholder who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years and who has become resident in a territory outside the UK for the purposes of double taxation relief arrangements, and who disposes of the Ordinary Shares during that period, may be liable on his or her return to the UK to tax on any chargeable gain realised on that disposal.

Non-UK resident Shareholders including US resident Shareholders

Broadly, Shareholders who are individuals and who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal of their Ordinary Shares will not be liable for UK taxation on chargeable gains realised on such disposal unless they carry on a trade, profession or vocation in the UK through a branch or agency and such Ordinary Shares are used, acquired or held for the purposes of the trade, profession, vocation, branch or agency. In the case of corporate Shareholders who are not resident for tax purposes in the UK, the disposal of their Ordinary Shares will

Future transfers of Ordinary Shares registered on the UK share register of QinetiQ

Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up to the nearest multiple of £5) is payable on an instrument transferring Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5 per cent. of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

Ordinary Shares held through CREST

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. CREST is obliged to collect SDRT on relevant transactions settled within the system. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable.

The statements in this paragraph relating to stamp duty and SDRT summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, market intermediaries in the ordinary course of their business and certain categories of person may be liable to stamp duty or SDRT at different rates.

Any person who is in any doubt as to his, her or its taxation position or as to the tax consequences to them of acquiring, holding and disposing of Ordinary Shares should consult his, her or its professional advisers.

21.2 US taxation

The US federal tax discussion in this document was not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding US federal tax penalties that may be imposed on the taxpayer. This tax discussion was written to support the promotion or marketing of Ordinary Shares to be issued or sold pursuant to the Global Offer. Each investor should seek advice based on the investor's particular circumstances from an independent tax advisor.

The following is a summary of certain US federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares by a US Holder (as defined below). This summary deals only with US Holders that are initial purchasers of Ordinary Shares and that will hold Ordinary Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to US Holders that own or will own (directly or indirectly) ten per cent. or more of the voting stock of QinetiQ, nor does this summary discuss all of the tax considerations that may be relevant to certain types of US Holders subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that will hold Ordinary Shares as part of a straddle, hedging transaction or conversion transaction for US federal income tax purposes, and US Holders whose functional currency is not the US dollar).

This summary is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings, court decisions, and the treaty between the United States and the United Kingdom for the avoidance of double taxation (the "Tax Treaty") all as currently in effect. All of these laws and authorities are subject to change at any time, possibly with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

US Holder

As used herein, the term "US Holder" means a beneficial owner of Ordinary Shares that is for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US

persons have the authority to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of Ordinary Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and their partners should consult their tax advisors about the US federal income tax consequences upon the acquisition, ownership and disposition of Ordinary Shares.

Dividends

Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions paid by QinetiQ out of current or accumulated earnings and profits (as determined for US federal income tax purposes), will generally be taxable to a US Holder as ordinary dividend income and will not be eligible for any dividends-received deduction otherwise allowable to certain corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted basis in the Ordinary Shares, and thereafter as capital gain from the sale or exchange of property. QinetiQ may not determine its earnings and profits under US federal income tax principles, however, and in that event, US Holders generally will be required to treat any distribution as a dividend.

A dividend paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividend is received by the US Holder. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the US Holder to the date that payment is converted into US dollars generally will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to "qualified dividend income" (discussed below). The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

A non-corporate US Holder's "qualified dividend income" currently is subject to tax at reduced rates not exceeding 15 per cent. The term "qualified dividend income" generally includes dividends paid by a foreign corporation if: (a) that corporation is incorporated in a possession of the United States, (b) the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, or (c) that corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the US Secretary of the Treasury. QinetiQ believes it is currently eligible for the benefits of the Tax Treaty, and the US Internal Revenue Service has determined that the Tax Treaty is satisfactory for this purpose. Dividends paid to a non-corporate US Holder in taxable years beginning before 1 January 2009 that constitute qualified dividend income will qualify for the reduced rate provided that the US Holder holds the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a PFIC for US federal income tax purposes. QinetiQ believes that it currently is not a PFIC for US federal income tax purposes for its current taxable year or for the preceding taxable year QinetiQ does not expect to become a PFIC in the future. See the discussion below under "Passive Foreign Investment Company Considerations." Under current law, the reduced rate applicable to qualified dividend income will not apply to tax years beginning after 31 December, 2008.

Dividends with respect to Ordinary Shares will be treated as arising from foreign sources for foreign tax credit purposes. Dividends paid in taxable years beginning before 1 January, 2007, with certain exceptions, will be "passive" or "financial services" income, while dividends paid in taxable years beginning after 31 December, 2006 will, depending on an investor's circumstances, be "passive" or "general" income.

Sale or other taxable disposition of the Ordinary Shares

Subject to the discussion below under "Passive foreign investment company considerations," a US Holder generally will recognise capital gain or loss for US federal income tax purposes upon the sale or other taxable disposition of Ordinary Shares in an amount equal to the difference between the amount realised (i.e. amount of cash and the fair market value of the property received in exchange for the Ordinary Shares) and the US Holder's adjusted tax basis in the Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder held the Ordinary Shares for more than one year at the time of the sale or other taxable disposition. Under current law, the maximum long-term capital gains rate for a non-corporate US Holder generally is 15 per cent. That capital gain or loss generally will be treated as income from US sources, except that losses will be treated as foreign source to the extent the US Holder

received dividends that were includible in the "financial services income" basket during the 24-month period prior to the disposition.

A US Holder that receives foreign currency upon the sale or exchange of Ordinary Shares generally will realise an amount equal to the US dollar value of the foreign currency on the settlement date. A US Holder will have a tax basis in the foreign currency received equal to the US dollar amount realised. Any gain or loss realised by a US Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss, and will generally be US-source income or loss for foreign tax credit purposes.

Foreign tax credits

In the event that payments to a US Holder of distributions on, or proceeds from the sale or other taxable disposition of, Ordinary Shares, are subject to both UK income or withholding tax and US federal income tax, it may be possible for the US Holder to reduce or eliminate the UK tax under the Tax Treaty. To the extent the Tax Treaty does not eliminate the UK income or withholding tax if any, the US Holder may use those amounts as a credit against its US federal income tax liability in respect of any such payments or proceeds treated as foreign source income, or as a deduction to reduce its taxable income, in each case subject to certain limitations.

A US Holder must satisfy certain requirements in order to be entitled to a credit for withholding tax imposed on any distribution taxable to the US Holder as a dividend, including requirements relating to the US Holder's holding period for the Ordinary Shares. The rules relating to foreign tax credits are complex, and US Holders should consult their tax advisors to determine whether and to what extent a foreign tax credit might be available in connection with the receipt of distributions on Ordinary Shares and proceeds received upon the sale or other taxable disposition of Ordinary Shares.

Passive foreign investment company considerations

Certain adverse US federal income tax consequences could apply to a US shareholder in a company that is classified as a "passive foreign investment company" (a "PFIC"). A corporation organised outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (i) at least 75 per cent. of its gross income is "passive income," or (ii) on average, at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. QinetiQ believes that it currently is not a PFIC, and QinetiQ does not expect to become a PFIC in the future. Therefore, the foregoing summary assumes that QinetiQ is not a PFIC. QinetiQ's possible status as a PFIC must be determined annually and may be subject to change. QinetiQ can give no assurance that it will not be classified as a PFIC in the current or future taxable years.

If QinetiQ were a PFIC in any year during which a US Holder owned Ordinary Shares, the US Holder generally would be subject to special rules (regardless of whether QinetiQ continued to be a PFIC) with respect to (i) any "excess distribution" (generally, distributions received by the US Holder in a taxable year in excess of 125 per cent. of the average annual distributions received by that US Holder in the three preceding taxable years, or, if shorter, the US Holder's holding period), and (ii) any gain realised on the sale, retirement or other disposition of Ordinary Shares. Under these rules, (a) the excess distribution or gain would be allocated ratably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which QinetiQ was a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the prior taxable years would be subject to US federal income tax at the highest rate of tax in effect for the taxpayer for that year, plus an interest charge on the amount of tax deemed to be deferred.

A US Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its share of the PFIC's undistributed ordinary income. That election must be based on information concerning the PFIC's earnings provided by the PFIC to investors on an annual basis. QinetiQ does not anticipate that it will make that information available to US Holders, and consequently it is expected that US Holders will not be able to make a QEF election in the event QinetiQ is a PFIC in any future taxable year.

Alternatively, if QinetiQ were a PFIC, US Holders who own Ordinary Shares generally should be able to avoid the interest charge described above by making a mark-to-market election with respect to their Ordinary Shares, provided that the Ordinary Shares are regularly traded within the meaning of the

applicable US Treasury Regulations. If a US Holder makes a mark-to-market election, it will be required to realise gain or loss for each taxable year equal to the difference between (i) the fair market value of the Ordinary Shares at the end of that taxable year and (ii) the US Holder's adjusted tax basis in the Ordinary Shares at the beginning of that taxable year. US Holders should consult their tax advisers regarding the availability and consequences of a mark-to-market election.

US backup withholding and information reporting requirements

Dividend payments made with respect to the Ordinary Shares, and proceeds received in connection with the sale or exchange of Ordinary Shares, may be subject to information reporting to the IRS unless the US Holder is a corporation or otherwise establishes a basis for exemption. Additionally, backup withholding may apply to these payments and proceeds if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax and will be credited against the US Holder's US federal income tax liability or refunded to the US Holder, provided that the US Holder files a tax return with the US Internal Revenue Service.

The above summary of US federal income tax consequences is for general information only and is not intended to constitute a complete analysis of all US income tax consequences which could be relevant to US Holders relating to their acquisition, ownership and disposition of Ordinary Shares. US Holders should consult their tax advisers as to the particular tax consequences to them of owning Ordinary Shares, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

22. LITIGATION

Subject to the matters disclosed below, there are no and, since the date 12 months prior to the date of the document, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which QinetiQ is aware) which may have, or have had in the recent past, significant effects on QinetiQ and/or the Group's financial position or profitability and the Group is not currently engaged (whether as claimant or respondent) in any material litigation and there are no material claims against QinetiQ.

22.1 In June 2003, QinetiQ issued a complaint against Samsung in the Eastern District Court of Texas (Marshall Division) for damages in relation to Samsung's alleged infringement of QinetiQ's "Supertwist' LCD invention. In October 2004, Samsung waived all of its defences in respect of the complaint as a consequence of a successful mediation hearing and, following a hearing to assess the level of damages, the US Eastern District Court made an award to QinetiQ in the sum of US$17.9 million in January 2005.

22.2 In January 2004, QinetiQ terminated a contract with Jordan Projects Limited ("JPL"), a contractor engaged to refurbish QinetiQ's noise test facility, for breach of contract. JPL has commenced arbitration proceedings against QinetiQ in respect of claims including claims for alleged prolongation and disruption. QinetiQ intends to pursue JPL for its contractual/negligence claims (amounting at least to £1.5 million) within this arbitration. An arbitrator has now been appointed.

22.3 Over the last two years, there have been a number of individual employment claims brought by employees against QinetiQ Group companies in the UK. These claims have covered alleged incidents of unfair dismissal, equal pay, breach of contract, sex discrimination, race discrimination and disability discrimination. Damages for discrimination claims are uncapped. Of these claims only one is outstanding.

22.4 As part of the investigation into the death of an employee of Dstl on 14 August 2002, the Health and Safety Executive notified QinetiQ on 27 January 2005 of its belief that QinetiQ "may have failed in its duties under Section 2 and Section 3 of the Health and Safety at Work etc. Act 1974" (as well as Regulation 4 of the Control of Major Accident Hazards Regulations 1999 and Regulation 3 of the Management of Health and Safety at Work Regulations 1999). QinetiQ understands that any enforcement action by the Health and Safety Executive is delayed pending the outcome of the manslaughter charge against a Dstl manager. The fatality occurred as a consequence of an explosives accident which took place at the Shoeburyness site (a facility operated on behalf of the

MOD by QinetiQ) under the direction and supervision of Dstl. The financial impact is not quantifiable but is not expected to be material.

22.5 QinetiQ's due diligence activity in respect of the acquisition of the Foster Miller revealed that Foster Miller could potentially be subject to a remediation claim in respect of an alleged contamination of groundwater at Foster Miller's Carver, Massachusetts site. The Foster Miller merger agreement contains provision for US$3.5 million to be held in escrow in favour of QinetiQ to cover any environmental liabilities arising out of the alleged contamination, which management believes will cover the entire value of any potential claims brought against Foster Miller. Details of these escrow arrangements are contained in paragraph 16.13 of this Part XVII.

23. PROPERTY, PLANT AND EQUIPMENT

The Group owns or manages 44 sites across the United Kingdom (excluding MOD sites managed by QinetiQ under the LTPA). Details of the principal establishments of the Group in the UK and the US are set out below. All principal establishments in the UK are held by QinetiQ Limited.

23.1 Material freehold sites

Property	Tenure	Net book value[1] £m	Floor area (m^2)	Site area (Ha)	Principal use
Cody Technology Park[3] (including Pyestock South)	Freehold	231.7	134,616	182.7	Location of principal place of business and head office. Property also accommodates a number of commercial tenants. Site includes two MOD strategic facilities whose alteration or disposal is subject to restrictions by the MOD.
Malvern Technology Centre (including the land of the Malvern Hills Science Park)	Freehold	54.2	77,777	31.4	Research site and offices for radar, communications, imagery, electronics and display technology.
Portsdown Technology Park	Freehold	2.5	8,718	10.5	Test site for radio and radar research and combat systems integration.
Fort Halstead[2]	Freehold subject to a 299 year lease under which the lessee has the option to acquire the freehold. QinetiQ has an underlease back of part of the property for the period to July 2091. The MOD has a sub-underlease to 30 June 2091 and has granted sub-underleases to QinetiQ which expire on 30 June 2011.	Nil	84,672	135.2	Research site for explosives and other energetic materials including range and test buildings and explosive stores. Site includes one MOD strategic facility.
Bincleaves	Freehold	3.8	10,286	4.7	Used for maritime systems research and development. Site reorganisation programme underway with a view to closing and selling this site.
Bedford Twinwoods	Freehold	5.8	Nil	11.5	Ground lease to Government tenant.
Bedford Tunnel	Freehold	0.4	11,756	51.5	Occupied by a variety of commercial tenants with some vacant accommodations to let.
Bedford Enclave	Freehold	2.2	6,826	14.0	Specialist simulators facility.
Haslar	Freehold	2.2	39,511	39.0	Maritime Research Centre (includes certain MOD strategic facilities).

(1) Unless otherwise stated (see note 2), net book value of land and buildings as at 31 March 2005.

(2) The sale and leaseback transaction in respect of Fort Halstead was completed on 30 September 2005.

(3) Limited parts of the Farnborough site are currently being evaluated as candidates for sale.

23.2 Material leasehold sites

UK leasehold sites

Property	Tenure	Rent per annum £'000	Term	Floor area (m²)	Principal use
Fort Halstead[1]	Leasehold	3,350	Leaseback from leaseholder expires 1/10/2095 with a tenant's break at 30/9/2015	84,672	Leased to main occupier of the site.
Fort Halstead	Leasehold (sub-leases from main occupier)	1,594	Sub-leases from main occupier expire 30/6/2011 with written assurance from the lessor of new leases with a minimum of five additional years.	Various buildings and facilities	Research for explosives and other energetic materials.
Winfrith	Leasehold	295	Lease expires 24/12/2018	13,200	Maritime systems research.
Portsdown West	Leasehold	132	Lease expires 30/6/2011	969	Combat systems integration research.
London	Leasehold	115	Sub-lease expires 27/9/2006 Reversionary lease agreed to 4/9/2011 with the rent reducing to £81,500 per annum.	235	Registered office and customer support.
Bristol[3]	Leasehold (two linked offices)	166	Building 520 lease expires 6/6/2015. Building 530 lease expires 24/3/2016	484 + 424	Customer support and liaison.
Darenth House	Leasehold	292	Lease expires 23/6/2014	1400	Command and Intelligence Centre for Human Science.
Bristol	Leasehold	370[2]	Lease expires 24/12/2025 with break options after years 10 and 15.	1674	Customer support and liaison
Pyestock North	Leasehold (several buildings)	295	Building 442 lease expires 20/3/2019. Buildings 508, 590, 590a, 591 lease expires 20/3/2020	2430 + 2602	Specialist buildings used for fuels, noise and materials testing.

(1) A sale and leaseback transaction in respect of Fort Halstead was completed on 30 September 2005. On 30 September 2005, the parties also entered into a Consultancy Agreement, pursuant to which QinetiQ Limited is to receive a total of £12 million payable in 16 quarterly instalments. The agreement is for four years and the services to be provided by QinetiQ Limited include an obligation on QinetiQ Limited to lead negotiations with third parties on the acquisition of land adjoining the property, to provide support to the Armstrong (Kent) LLP on all planning matters and to liase on a day to day basis with the MOD.

(2) QinetiQ has a rent free period until 1 March 2007.

(3) Building 520 is under offer for a proposed underlease to a third party. Negotiations are ongoing for QinetiQ to surrender its leases in relation to Building 530.

US leasehold sites

Property	Tenure	Rent per annum	Term	Floor area (square feet)	Principal use
		$'000			
4 Research Park Drive St Charles Missouri	Leasehold	854	Lease expires 11/01/2014	60,000	Office space
Crystal Plaza One Arlington Virginia	Leasehold	453	Lease expires 01/11/2007	10,239	Office space
4950 Corporate Drive Huntsville Alabama	Leasehold	247	Lease expires 05/06/2008	18,006	Office space
890 Explorer Boulevard Huntsville Alabama	Leasehold	1,331	Lease expires 01/01/2016	84,000	Office space
Second Avenue Waltham Massachusetts	Leasehold	1,636	Lease expires 15/06/2009	157,134	Office and laboratory and manufacturing space
303 Bear Hill Road (Building 8) Waltham Massachusetts	Leasehold	130	Lease expires 31/01/2006	11,820	Office and laboratory space
195 Bear Hill Road (Building 5) Waltham Massachusetts	Leasehold	639	Lease expires 31/01/2008	32,785	Office and laboratory space
Saxonville Industrial Park Massachusetts	Leasehold	103	Lease expires 31/07/2002	15,000	Storage and laboratory space
Putnam Place 166 Boulder Drive Fitchburg Massachusetts	Leasehold (sub-lease)	47	Lease expires 31/07/2002	5,400	Laboratory space
431 New Karner Road Albany New York	Leasehold	102	Lease expires 30/04/2006	11,500	Office and laboratory space
7918 Jones Branch Drive, Suite 400 McLean, Virginia	Leasehold	12	Lease expires 15/06/2009	290	Office space
100 Sun Avenue, Albuquerque, New Mexico	Leasehold	24	Lease expires 31/07/2011	417	Office space
7410 Mission Valley Road, San Diego, California	Leasehold	12	Lease expires 31/10/2010	241	Office and laboratory space
7450-B Boston Boulevard Springfield, Virginia	Leasehold	10	Lease expires 31/10/2009	208	Office space

24. FINANCIAL INFORMATION

KPMG Audit Plc of 8 Salisbury Square, London EC4Y 8BB is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion in this document of its reports in sections A and C of Part XV: "Historical Financial Information" and its report on the unaudited pro forma financial information in Part XVI: "Unaudited Pro-Forma Financial Information" in the form and context in which they appear and has authorised the contents of those parts of this document which constitute its reports for the purposes of Prospectus Rule 5.5.3R(2)(f).

The financial information set out in this document relating to QinetiQ does not constitute statutory accounts within the meaning of section 240 of the Act. KPMG Audit Plc has audited the accounts of QinetiQ for each of the three financial periods ended 31 March 2003, 2004 and 2005 and has issued audit reports in respect of each such accounts. Such reports were unqualified and did not include any statement made under section 237(2) or (3) of the Act. Statutory accounts for each of the three financial periods ended 31 March 2005 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

25. GENERAL

25.1 The total costs and expenses of, or incidental to the Global Offer payable by QinetiQ are estimated to be approximately £15 million (excluding VAT). No taxes or expenses will be charged to a person who acquires Ordinary Shares under the Global Offer. QinetiQ will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders in the Institutional Offer.

25.2 Notices of general meetings of QinetiQ and other documents to be sent to Shareholders will be posted to their registered addresses and, in the case of joint holders, will be posted to the registered address of the first-named holder. In addition, appropriate public announcements and advertisements will be made in accordance with the Listing Rules, the Prospectus Rules and the Disclosure Rules.

25.3 Each Ordinary Share will be offered at a premium of 184 pence to its nominal value (assuming an Offer Price of 185 pence, being the mid-point of the Price Range).

25.4 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

26. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from the date of publication of this document for either a period of 14 days or until Admission, whichever is the longer period, at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London, EC2A 2HS.

26.1 the Memorandum of Association and the Articles;

26.2 the audited financial statements of the Company for the three financial periods ended 31 March 2005, prepared in accordance with UK GAAP;

26.3 the Historical Financial Information and accountants' reports on the UK GAAP and IFRS Financial Information set out in Part XV: "Historical Financial Information";

26.4 the unaudited IFRS pro forma financial information on the Company, together with the accountants' report set out in Part XVI: "Unaudited Pro-Forma Financial Information";

26.5 the consent letter of KPMG Audit Plc referred to in paragraph 24 above;

26.6 the rules of the existing Share Option Scheme;

26.7 the trust deed of the 2002 EBT;

26.8 the rules and trust deeds relating to the Employees' Share Schemes; and

26.9 this document.

Dated 25 January 2006

PART XVIII—DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

"2002 EBT"	the QinetiQ Employees' Share Ownership Plan Trust;
"2006 EBT"	the QinetiQ Group plc Employee Benefit Trust;
"ABN AMRO Rothschild"	the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and NM Rothschild & Sons Limited;
"Accredited Investor"	an individual as defined in Rule 501 of the Securities Act;
"Act"	the Companies Act 1985 (as amended);
"Admission"	the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with, respectively the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"Ancillary Property Agreement"	the agreement between the MOD, QinetiQ and QinetiQ Limited relating to certain real property assets deemed to be the Strategic Assets, as described in paragraph 16.6 of Part XVII: "Additional Information";
"Apogen"	Apogen Technologies, Inc.;
"Articles"	the new Articles of Association of QinetiQ which will be in force from Admission;
"Audit Committee"	the audit committee established by the Board to monitor financial risks in QinetiQ's businesses, as described in paragraph 2.5 of Part X: "Directors, Senior Management and Corporate Governance";
"Board"	the board of directors of QinetiQ;
"business day"	a day (excluding Saturdays, Sundays and public holidays) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Carlyle"	New Co-Invest Limited Partnership (acting through its general partner, Carlyle Co-Invest GP Limited) and CEP Investment Administration Limited (as general partner of CQ Limited Partnership);
"City Code"	the City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel on Takeovers and Mergers;
"Combined Code"	the Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council;
"Company" or "QinetiQ"	QinetiQ Group plc, registered number 4586941;
"Compliance Committee"	the compliance committee established by the Board to monitor compliance with the Compliance Regime, as described in paragraph 2.8 of Part X: "Directors, Senior Management and Corporate Governance";
"Compliance Principles"	the principles which underlie the Compliance Regime, as described in paragraph 15.2 of Part XVII: "Additional Information";

"Compliance Regime" — the compliance regime and supporting processes agreed between QinetiQ and the MOD, as described in paragraph 15 of Part XVII: "Additional Information";

"Corporate Sponsored Nominee" — Lloyds TSB Registrars Corporate Nominee Limited;

"Credit Suisse" — Credit Suisse Securities (Europe) Limited;

"CREST" — the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with Uncertificated Securities Regulations 2001 (SI 2001/3755);

"CRESTCo" — CrestCo Limited, the operator of CREST;

"Crown" — one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury or any other person acting as trustee for and on behalf of the Crown;

"D&T" — QinetiQ's Defence & Technology business sector;

"DEFCON" — UK defence contract standard terms;

"DERA" — the Defence Evaluation and Research Agency;

"Defence Industrial Strategy White Paper" or "DIS" — the MOD Defence Industrial Strategy White Paper published in December 2005;

"Directors" — the directors of QinetiQ whose names appear on page 22 of this document;

"Disclosure Rules" — the disclosure rules made by the FSA under Part VI of FSMA;

"DLO" — the Defence Logistics Organisation;

"DPA" — the Defence Procurement Agency;

"DRA" — the Defence Research Agency;

"Dstl" — the Defence Science and Technology Laboratory;

"EEA" — a state which is a contracting party to the agreement on the European Economic Area signed on 2 May 1992, as it has effect for the time being, and including (as at 1 May 2004) the following: Austria, Belgium, Cyprus, The Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom;

"EBITDA" — earnings before interest, tax, depreciation and amortisation;

"Eligible Employees" — an employee of the QinetiQ Group (either full or part-time and including for these purposes Sir David Lees, Dr Peter Fellner, Nick Luff, Noreen Doyle, Dame Pauline Neville-Jones and Glenn Youngkin) as at 3 January 2006, who is a UK Employee or a US Employee on the date of Admission and over 18;

"Employees' Share Schemes" — the QinetiQ Group plc Share Option Scheme, the QinetiQ Group plc Share Incentive Plan, the QinetiQ Group plc Employee Stock Purchase Plan, the QinetiQ Group plc Employee Benefit Trust, the QinetiQ Group plc Stock Award Plan and arrangements for providing free share awards to employees in Belgium;

"ESA" — the European Space Agency;

"ESPP" — the QinetiQ Group plc Employee Stock Purchase Plan;

"EST" — Eastern Standard Time;

"EU"	the European Union;
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"Executive Directors"	Sir John Chisholm, Graham Love and Doug Webb;
"EXPRESS"	the Expedited Professional and Engineering Support Services programme of the Aviation and Missile Life Cycle Management Command (US Army);
"First Ratchet Conversion"	the process by which certain classes of shares in the Company (that were in issue prior to Admission) were reclassified as deferred shares (pursuant to the requirements, conditions and limitations contained in the Pre-Admission Articles) to give effect to the first ratchet conversion provisions as set out in the Pre-Admission Articles;
"Foster Miller" or "FMI"	Foster Miller Inc.;
"FSA"	the Financial Services Authority acting in its capacity as the competent authority for listing in the UK for the purposes of Part VI of FSMA;
"FSMA"	the Financial Services and Markets Act 2000 (as amended);
"FY"	full financial year;
"£"	the currency of the United Kingdom;
"Group" or "QinetiQ Group"	QinetiQ and its subsidiary undertakings including, where the context requires, their predecessors in business;
"Global Offer"	the Institutional Offer and the Priority Offer;
"HY"	half financial year;
"IAS"	international accounting standards;
"ICB"	Industry Classification Benchmark, the sector classification benchmark of the FTSE Group and the Dow Jones Indexes;
"IFRS Historical Financial Information"	the IFRS historical financial information for the Group set out in Section D of Part XV: "Historical Financial Information";
"IFRS"	international financial reporting standards;
"Inland Revenue"	HM Revenue & Customs;
"Institutional Offer"	the offer of Ordinary Shares to institutional investors at the Offer Price as described in this document;
"IPTs"	MOD Integrated Project Teams;
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003 (as amended);
"ISIN"	International Security Identification Number;
"Joint Bookrunners"	Credit Suisse, JPMorgan Cazenove (or, in respect of certain rights and obligations in respect of underwriting, J.P. Morgan Securities Ltd.) and Merrill Lynch;
"Joint Sponsors"	Credit Suisse, JPMorgan Cazenove and Merrill Lynch;
"JPMorgan Cazenove"	JPMorgan Cazenove Limited;
"Listing Rules"	the listing rules made by the UKLA under Part VI of FSMA;
"London Stock Exchange"	London Stock Exchange plc;
"LTPA" or "Long Term Partnering Agreement"	the Long Term Partnering Agreement between QinetiQ and the MOD pursuant to which QinetiQ supplies facilities management, test and evaluation and support services to the MOD, as described in paragraph 16.10 Part XVII: "Additional Information";

"Memorandum of Association"	the memorandum of association of QinetiQ;
"Merrill Lynch"	Merrill Lynch International;
"Minimum Net Proceeds"	the net proceeds to the Company of the Global Offer based on the lowest point of the Price Range and excluding the proceeds of the US Priority Offer;
"MOD"	the UK Secretary of State for Defence, acting through the UK Ministry of Defence;
"Model Code"	the Model Code published by the UKLA at Annex 1 of Listing Rule 9 of the Listing Rules;
"New Share Option Scheme"	the QinetiQ Group plc Share Option Scheme;
"Non-executive Directors"	Colin Balmer, Noreen Doyle, Dr Peter Fellner, Sir David Lees, Nick Luff and Glenn Youngkin;
"Nomination Committee"	the director nomination committee established by the Board to consider and make recommendations to the Board concerning the composition of the Board, as described in paragraph 2.7 of Part X: "Directors, Senior Management and Corporate Governance";
"Offer Price"	the price at which each Ordinary Share is to be sold under the Global Offer;
"Official List"	the Official List of the FSA;
"Ordinary Shares"	Ordinary Shares of 1 penny each in the capital of QinetiQ;
"Other Selling Shareholders"	Derek Barnes, Simon Bennett, Lynton Boardman, John Braddell, Mike Goodfellow, Brenda Jones, Hal Kruth, Andrew Sleigh and Doug Webb;
"Over-allotment Arrangements"	the arrangements pursuant to which the Stabilising Manager may purchase from the Principal Selling Shareholders, or procure purchasers for, the Over-allotment Shares as described in Part XI: "Details of the Global Offer";
"Over-allotment Shares"	the existing Ordinary Shares which are the subject of the Over-allotment Arrangements;
"Pensions Regulator"	the regulatory body for work-based pension schemes in the UK;
"Planning Systems" or "PSI"	Planning Systems, Inc.;
"PPP"	public private partnership;
"PPP Transaction"	the PPP transaction in 2002, pursuant to which Carlyle invested as a strategic partner in the Group and acquired 30.5 per cent. of the ordinary equity of QinetiQ, which represented 51 per cent. of the voting equity of QinetiQ;
"PFI"	private finance initiative;
"Pre-Admission Articles"	the Articles of Association of QinetiQ in force at the date hereof and up until Admission;
"Price Range"	the indicative range of prices set out in this document between which the Offer Price is expected to be set (although the Offer Price may be set within, above or below this range) as described in Part XI: "Details of the Global Offer";
"Pricing Statement"	the pricing statement to be published on or about 10 February 2006 by the Company detailing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer;

"Principal Agreement" — the agreement between the MOD, QinetiQ Holdings Limited and QinetiQ Limited relating to the transfer of certain operations, assets, employees and liabilities to QinetiQ on Vesting and ongoing arrangements in relation to the Compliance Regime and Strategic Assets, as described in paragraph 16.5 of Part XVII: "Additional Information";

"Principal Selling Shareholders" — the MOD and Carlyle;

"Priority Offer Application Form" — the application forms to apply for Ordinary Shares in connection with the Priority Offer;

"Priority Offer" — the UK Priority Offer and the US Priority Offer as described in paragraph 4 of Part XI: "Details of the Global Offer";

"Prospectus Directive" — Directive of the European Parliament and of the Council 2003/71/EC;

"Prospectus Rules" — the rules made for the purposes of Part VI of FSMA in relation to offers of transferable securities to the public and the admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/1004;

"Purchase Memorandum" — the Purchase Memorandum to be executed by QinetiQ, the Principal Selling Shareholders and the Joint Bookrunners immediately prior to the announcement of the Offer Price pursuant to which each of the Joint Bookrunners agrees, severally to procure subscribers for, or failing which, to subscribe for or purchase itself, its relative proportion of the Ordinary Shares to be issued, sold and transferred under the Institutional Offer as set out therein, in each case at the Offer Price;

"QIB" — qualified institutional buyer, as defined in Rule 144A under the Securities Act;

"QinetiQ Consolidated Group" —

(a) the Company and any entity which is its subsidiary or holding company, or any entity which is a subsidiary of that holding company; and

(b) an arrangement of an entity within (a) which under IAS 31 would be accounted for as a joint venture, in each case within the QinetiQ Consolidated Group, whether or not such arrangement is itself an entity;

"QinetiQ Controlled Group" — those entities or arrangements which are: (a) a member of the QinetiQ Consolidated Group; or (b) an associate under IAS 28 of a member of the QinetiQ Consolidated Group; or (c) an entity controlled by another entity or arrangement within (a) or (b) above;

"QinetiQ Group" or "Group" — QinetiQ and its subsidiary undertakings including, where the context requires, their predecessors in business;

"QinetiQ Pension Scheme" — QinetiQ's principal pension scheme;

"QNA" — QinetiQ North America, QinetiQ's businesses in North America;

"QNAO" — QinetiQ North America Operations LLC, an indirect wholly-owned US subsidiary of QinetiQ;

"Ratchet" — the First Ratchet Conversion and the Second Ratchet Conversion;

"R&D" — research and development;

"Regulation S" — Regulation S under the Securities Act;

"Remuneration Committee"	the remuneration committee established by the Board to consider and make recommendations to the Board as to the remuneration of QinetiQ's directors and senior executives, as described in paragraph 2.6 of Part X: "Directors, Senior Management and Corporate Governance";
"S&DU"	QinetiQ's Security & Dual Use business sector;
"SDRT"	stamp duty reserve tax;
"SEC"	the US Securities and Exchange Commission;
"Second Ratchet Conversion"	the process by which certain classes of shares in the Company (that were in issue prior to Admission) were reclassified as deferred shares (pursuant to the requirements, conditions and limitations contained in the Pre-Admission Articles) to give effect to the second ratchet conversion provisions as set out in the Pre-Admission Articles;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Selling Shareholders"	the Principal Selling Shareholders and the Other Selling Shareholders;
"Senior Management"	Phil Odeen, Hal Kruth, Andrew Sleigh and Lynton Boardman;
"SETA"	Systems Engineering & Technical Assistance, a business stream within QNA;
"Settlement Agent"	Merrill Lynch International;
"Shareholder"	a holder of Ordinary Shares;
"Shareholder Relationship Agreement"	the shareholder relationship agreement between *inter alia*, QinetiQ, the MOD and Carlyle, as described in paragraph 16.11 of Part XVII: "Additional Information";
"Share Option Scheme"	the share option scheme adopted by the Company on 28 February 2003 and amended by the Board on 25 July 2003, as described in paragraph 10.1 of Part XVII: "Additional Information";
"SIP"	the QinetiQ Group plc Share Incentive Plan;
"SIT"	the organisation within the MOD known as Science Innovation and Technology;
"Special Share"	the redeemable preference share with special rights issued in QinetiQ's share capital and beneficially held by the MOD;
"Special Shareholder"	the MOD;
"Stabilising Manager"	Merrill Lynch International;
"Stock Award Plan"	the QinetiQ Group plc Stock Award Plan;
"Strategic Assets"	assets used in QinetiQ's business which are considered by the UK Government to be of strategic importance to the defence and security interests of the UK;
"TD&E"	Technology, Development & Exploitation, a stream of S&DU;
"Total DEL"	resource and capital less depreciation;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Employees"	employees of the QinetiQ Group who are citizens of the UK and whose principal place of work is the UK;
"UK GAAP"	generally accepted accounting principles as used in the UK;

"UK GAAP Historical Financial Information" — the UK GAAP historical financial information for the Group set out in Section B of Part XV: "Historical Financial Information";

"UKLA" or "UK Listing Authority" — the UK Listing Authority, being the FSA acting as the competent authority for the purposes of Part VI of FSMA;

"UK Priority Offer" — the priority offer of Ordinary Shares to Eligible Employees in the UK;

"Underwriting Agreement" — the underwriting and sponsors' agreement dated 25 January 2006 between QinetiQ, the Selling Shareholders, the Executive Directors, the Joint Sponsors and the Joint Bookrunners details of which are described in paragraph 17.1 of Part XVII "Additional Information";

"US" or "United States" — the United States of America, its territories and possessions, any state of the United States and The District of Columbia;

"US DHS" — the US Department of Homeland Security;

"US DoD" — the US Department of Defense;

"US Employees" — employees of the QinetiQ Group who are resident in the United States and who are Accredited Investors;

"US GAAP" — generally accepted accounting principles in the US;

"US Priority Offer" — the priority offer of Ordinary Shares to Eligible Employees in the US who are Accredited Investors;

"US-VISIT" — the United States Visitor and Immigrant Status Indicator Technology;

"Verhaert" — Verhaert Design and Development N.V.;

"Vesting" — the transfer of certain operations, assets, employees and liabilities from DERA to QinetiQ Limited on 1 July 2001;

"Website" — www.QinetiQ.com, the Group's public website; and

"Westar" — Westar Aerospace & Defence Group, Inc.

"3G"	third generation, a wireless system for processing high-speed data world wide;
"Acoustic digital signal processing"	processing sound data digitally;
"C4ISR"	command, control, communications, and computing, intelligence, surveillance and reconnaissance;
"Calibration"	providing a service to check or compare the measurement accuracy of instrumentation against defined standards;
"Category Management"	the management of the MOD's procurement processes to deliver significant cultural change and capability development, ("buying things better") without reducing operational effectiveness and which involves implementing best practice procurement to reduce cost through sustainable savings, developing staff with sound procurement skills and achieving better relationships with suppliers;
"Data fusion"	different sources of information are combined to improve the performance of systems;
"Data mining"	analysing data using software in order to find patterns and regularities in data usually in an automated or semi-automated manner;
"Database algorithms"	mathematical instructions used to find solutions in managing databases;
"Electro-optical performance measurement systems"	electrical optical sensors to measure performance of information systems;
"Enterprise architecture"	a blueprint for an organisation to view and communicate their information infrastructure;
"Global and theatre defence architecture"	a structured system for defence operations over a local or global area;
"GOCE"	gravity field and steady-state ocean circulation explorer;
"GPS"	global positioning system;
"HMMV"	high mobility military vehicle;
"IT"	information technology;
"LCD"	liquid crystal display;
"NEC"	network enabled capability;
"OEM"	original equipment manufacturer;
"Sense and respond logistics"	system for analytically detecting and reacting to the logistical demands of a system;
"UAV"	unmanned aerial vehicles;
"UORs"	Urgent Operational Requirements;
"vetronics"	vehicle electronics; and
"Wind field measurement"	measurement of internal detailed structure of wind flows over an area.